Form 20-F
period 2018-03-31
Dragon Victory International Ltd
filed 2018-08-01
CIK 1682241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38208

Dragon Victory International Limited

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

21F Phoenix Center,28 Qiutao Road, Shangcheng District, Hangzhou, PRC

(Address of Principal Executive Offices)

Jianjun Sun, Chief Executive Officer

21F Phoenix Center,28 Qiutao Road, Shangcheng District, Hangzhou, PRC

Tel: +86-571-82213772

Fax: +86-571-82213772

(Name, Telephone, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, par value US$0.0001 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 11,421,394 ordinary shares, par value US$0.0001 per share, as of July 29, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“affiliated entities” are to our subsidiaries and Long Yun;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only;

●	“Hangzhou Dacheng” are to Hangzhou Taikexi Dacheng Automobile Technology Service Co. Ltd., limited liability company organized under the laws of the People’s Republic of China (the “PRC”), in which WFOE II holds approximately 60% of equity interest;

●	“Long Yun” are to Hangzhou Long Yun Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC.

●	“Long Yun HK” are to Sweet Lollipop’s wholly owned subsidiary, Long Yun International Holdings Limited, a Hong Kong corporation;

●	“shares”, “Shares” or “Ordinary Shares” are to the Ordinary Shares of Dragon Victory International Limited, par value US$0.0001 per share;

●	“Sweet Lollipop” are to our wholly-owned subsidiary, Sweet Lollipop Co., Ltd., a business company incorporated in British Virgin Islands;

●	“we”, “us” or the “Company” are to Dragon Victory International Limited, and its affiliated entities;

●	“WFOE I” are to Hangzhou Yuyao Network Technology Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which was wholly-owned by Long Yun HK; and

●	“WFOE II” are to Hangzhou Dacheng Investment Management Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by Long Yun HK.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended March 31, 2017 and 2018.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.61843 to US$1.00, the noon buying rate in effect on March 31, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On July 30, 2018, the noon buying rate was RMB6.8152 to US$1.00.

We completed the initial public offering ("IPO") of 1,421,394 ordinary shares at a price to the public of $6.00 per share for a total of $8,528,363 in gross proceeds before expenses, underwriting discount and commissions on September 15, 2017. On October 20, 2017 we listed our ordinary shares on the NASDAQ Capital Market under the symbol “LYL.”

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended March 31, 2016, 2017, and 2018, and the selected consolidated statements of financial position data as of March 31, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

	Year Ended March 31,
	2018	2017	2016
	US$	US$	US$
Consolidated Statements of Comprehensive Income Data:
Revenue	$4,278,729	$3,590,217	$1,662,406
Cost of revenue	501,799	—	—
Gross profit	3,776,930	3,590,217	1,662,406
Selling expenses	369,729	138,636
Administrative expenses	3,023,160	1,436,433	987,783
Results from operating activities	384,041	2,015,148	678,623
Gain on sale of investments	—	—	—
Impairment on investments	—	—	—
Net other income (expense)	62,021	93,989	682
Net interest income (expense)	312,855	69,161	163
Profit before tax	758,918	2,178,298	817,669
Tax expenses (benefits)	633,614	464,327	(164,817)
Profit for the year/period	125,304	1,713,971	652,852
Comprehensive income for the year/period	174,207	1,564,354	550,209
Basic and dilutive earning per share	0.02	0.17	0.07

Selected Balance Sheet Information:

	Year Ended March 31,
	2018	2017
	US$	US$
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	3,937,490	3,222,361
Total assets	13,017,698	4,212,535
Total equity	10,993,493	3,021,573
Current liabilities	2,024,205	1,190,962
Total liabilities	2,024,205	1,190,962

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are received, and all of our expenses are paid, and denominated in RMB. Capital accounts of our condensed financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the period. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The following table sets forth information concerning exchange rates between the RMB and the United States dollar for the periods indicated.

	Average (1)	Period-End
February 2018	6.3162	6.3294
March 2018	6.3220	6.2881
April 2018	6.2975	6.3393
May 2018	6.3756	6.4144
June 2018	6.4556	6.6166
July 2018 (through July 29, 2018)	6.6754	6.7891
Year ended March 31, 2018	6.5068	6.6184
Year ended March 31, 2017	6.72915	6.89053
Year ended March 31, 2016	6.3178	6.4479
Year ended March 31, 2015	6.1351	6.1091
Year ended March 31, 2014	6.1453	6.1190

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period as certified for customs purposes by People’s Republic of China.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Relating to our Business and Industry

We have a limited operating history and are subject to the risks encountered by early-stage companies.

Through Long Yun, our operating entity in the PRC, we have only been in business since October 2014, as we launched our 5etou platform in March 2015. Our subsidiary, Hangzhou Dacheng was organized in October 2017 and we launched our auto-parts service operation in January 2018. We did not generate any revenue until the year ended March 31, 2016. Because we did not generate any revenue in the period from October 9, 2014 (the inception of Long Yun) to March 31, 2015, we suffered a loss for the period primarily as a result of our general and administrative expenses and our selling expenses.

As a start-up company, our business strategies and model are constantly being tested by the market, and we pursue to adjust our allocation of resources among the four business segments (namely, crowdfunding platform service, incubation services, finder’s fees services and auto-parts procurement services) accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, which, for our crowdfunding business, inherent in a new business and in an industry which is in the early stages of development in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that:

●	The crowdfunding industry we operate in may in the future be subject to increasing regulation by various governmental agencies in China;

●	Crowdfunding may not be accepted in China by either businesses or funding sources;

●	We may require additional capital to develop and expand our operations which may not be available to us when we require it;

●	We may not be able to develop our platform and offer services in a manner which will enable us to generate revenue and meet the requirements of both the participants and the projects that use our platform;

●	We may not be able to expand our auto-parts service operation in a manner which will enable us to generate revenue and meet the requirements of both the auto-parts suppliers and the auto-repair shops that use our procurement services;

●	Our marketing and growth strategy may not be successful; and

●	Our business may be subject to significant fluctuations in operating results.

Our future growth will depend substantially on our ability to address these and the other risks described in this annual report. If we do not successfully address these risks, our business would be significantly harmed.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned expansion and marketing efforts, which may reduce our revenue.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next twelve months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. In addition, if we fail to generate sufficient net revenues from platform service fees and consulting fees for our incubation services, we may continue to consume significant amounts of capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing stockholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding Ordinary Shares, and the terms of any such debt securities could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

If our activities are found by PRC regulatory authorities as unapproved and not exempt from securities regulations, we may be required to suspend our crowdfunding platform business and we may be subject to fines and administrative penalties.

The securities financing industry is heavily regulated by the PRC government, with various regulatory authorities of the PRC central government, such as the China Securities Regulatory Commission (the “CSRC”), State Administration for Industry and Commerce (the “SAIC”), the China Banking and Insurance Regulatory Commission (the “CBRC”), the State Administration of Foreign Exchange (the “SAFE”), the State Administration of Taxation (the “SAT”), and the Supreme People’s Court (the “SPC”) having authority to issue and implement regulations governing various aspects of the securities offerings. Although there are no regulations which expressly cover reward-based crowdfunding, we cannot assure you that the existing regulations will not be interpreted by government agencies or courts to include reward-based crowdfunding. Further, future regulations or changes in current regulations within the PRC relating to the offering of securities to the public or relating specifically to crowdfunding, could negatively affect our operations in the PRC. In addition, if regulatory authorities perceive that reward-based by some crowdfunding companies as being conducted in a manner which one or more of the regulatory authorities consider improper or abusive, the authorities may seek to interpret existing laws or regulations in a manner which may make it difficult and expensive for us to continue in business. We cannot assure you that PRC government authorities will not seek to treat reward-based crowdfunding in a manner which will impair our ability to operate our business in the manner described in this report. Such changes or interpretations could force us to change our business model, which could negatively impact future revenues or increase our costs. Further, if we are determined to be in violations of any applicable regulations, we may be subject to fines, confiscation of our income, and revocation of our business licenses, and we may also be forced to discontinue our relevant business or be subject to restrictions on our business. Any of these actions by the PRC regulatory authorities may have a material and adverse effect on our results of operations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Internet websites.

The PRC government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory as determined by the applicable PRC regulatory authorities. Failure to comply with these requirements, even inadvertently, could result in the revocation of our Internet Content Provider license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website.

In addition, the Ministry of Industry and Information Technology, known as “MIIT,” has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the PRC government, is authorized to block any website it deems to be leaking state secrets or failing to meet the relevant regulations relating to the protection of state secrets in the dissemination of online information. If we are determined to violate these regulations, even if the offending content is not generated by us, we could be subject to civil or criminal penalties, fines, revocation of our Internet service provider license and other penalties which could materially impair our operations and our ability to continue in business.

As these regulations are subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. Further, to the extent that the regulations relate to information contained on a website regardless of whether the information is placed on the Internet by the website owner or by a third party, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

If we are unable to manage our anticipated growth effectively, our business could be adversely affected.

In order to develop our business, we need to hire and retain key managers and executives in all areas of our operations. Our future operating results depend to a large extent on our ability to develop and manage expansion and growth successfully. For us to manage such growth, we must put in place legal and accounting systems, and implement human resource management and other tools. We have taken preliminary steps to put this structure in place. However, there is no assurance that we will be able to expand our business or successfully manage any growth that may result. Failure to expand our operations or manage our growth effectively could materially and adversely affect our ability to market our crowdfunding platform and our auto-parts procurement service operation in multiple venues.

We may experience significant fluctuation in revenues to be generated by our financial services, since the fee rates we charged are assessed on a project by project basis and subject to variables.

On a case to case basis, we assist entrepreneurs which have successfully funded their projects through our platform to seek additional equity or debt financing by introducing them to potential investors or business partners. At the closing of such financings, we charge a finder’s fee which is calculated as a percentage of the proceeds received by the clients in such financing. We negotiate our rate of financial services on a case by case basis, taking into consideration various factors including, without limitation, the prevailing market rate for the similar transactions, the market conditions, services we provided to the project prior to the financing, the size of the financing, the specific needs of the clients, and our relationships and prior dealings with the parties. We did not generate any revenues from our financial services for the year ended March 31, 2018. As of the date of this annual report, we cannot reasonably estimate an anticipated range of fees that we can receive based on known market trends. Therefore, our revenues to be derived from our financial services may be subject to significant fluctuation.

Investments in business entities are not a part of our core strategic objective, and therefore, you should not rely on income attributable to our investment activities as an indication of our future earnings.

We have made one-off investments in certain business entities at the beginning of our operation. Such investments are not part of our strategic objective which is building and growing our crowdfunding platform and provide crowdfunding-related services. We stopped making such investments in June 2015. Additionally, we do not intend to make any such investments in the future. As such, you should not rely on past results of income attributable to our investment activities as an indication of our future earnings.

Inappropriate business behavior of entrepreneurs raising funds via our platforms could result in reputational or financial damages to our business.

Our reward based crowdfunding business is limited to providing a platform for matching participants with projects, as such we do not control or monitor the material that is placed on our platform by the projects. However, the inappropriate business behavior, including violations of laws and regulations concerning to information on the Internet, could still result in reputational or financial damages to us. Although we obtain a general release and indemnity agreement from all persons who put information on our crowdfunding website, including the project sponsors, we do not control or monitor the material that they place on our website. To the extent that we are seen by the public or by government agencies to be responsible for the content of our website, we may be subject to civil or criminal liability and penalties as well as damage to our reputation, and we may not have any effective recourse against the persons who put the material on our crowdfunding website.

As the operator of an operating website key to our revenues, we may be subject to damages resulting from unauthorized access or hacking and other cyber risks.

Hacking is the process of attempting to gain or successfully gaining unauthorized access to computer system. As with any website, our crowdfunding website may be subject to hacking regardless of whether we have in place securities systems which limit access to our platform. When a person engages in website hacking, he or she takes control of the website from the website owner. Password hacking is obtaining a user’s secret password from data that has been stored in or transmitted by a computer system. Computer hacking is obtaining access to and viewing, creating or editing material without authorization. Hackers can bring a website down by causing large numbers of users to seek to access the website without the knowledge of the users, which is known as denial of service hacking. Hacking can result in the loss of or tampering with confidential information, the editing of information so that it is not in the form maintained by the sponsor, using password information to take funds from the user’s account or to charge cash advances or purchases to the unknowing user’s account. Both we and our participants and the project or donation sponsor can suffer significant monetary losses as a result of hacking. Despite our disclaimers that the participants, projects or donation sponsors sign, injured parties may seek to obtain damages from us for their loss. Thus, in additional to any financial or reputation losses that we may sustain, it is possible that a court or administrative body may hold us liable for damages sustained by others. Any such losses could materially impair our financial condition and our ability to conduct business. Further, although we intend to use an independent third party to handle payment by participants in reward-based crowdfunding projects, we may be subject to claims and to liability in the event of a breach of the security of the third-party payment service.

The successful operation of our business depends on the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to increase overall internet coverage in the PRC and increase Internet infrastructure investment in its Thirteenth Five-Year Plan in 2016, a more sophisticated Internet infrastructure may not be developed in China. We or the users of our platform may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

Because we rely upon a third party to perform the payment processing and provide the escrow accounts for our crowdfunding platform, the failure or inability of the third party to provide these services could impair our ability to operate.

Because we do not possess an internal payment method, all payments by participants are processed by Union Mobile Pay, a third party payment processing company. The payment processing business is highly regulated, and it is subject to a number of risks that could materially and adversely affect its ability to provide payment processing and escrow services to us, including:

●	increased regulatory focus and the requirement that it comply with numerous complex and evolving laws, rules and regulations;

●	increases in the costs to the third party, including fees charged by banks to process funds through the third party, which could result in increased costs to us and to our participants;

●	dissatisfaction with the third party’s services;

●	a decline in the use of the third party’s services generally could result in increases in costs to users such as us and our participants;

●	the ability of the third party to maintain adequate security procedures to prevent the hacking or other unauthorized access to account and other information provided by us and the participants who use the system;

●	system failures or failure to effectively scale the system to handle large and growing transaction volumes;

●	the failure or inability of the third party to manage funds accurately or the loss of funds by the third-party, whether due to employee fraud, security breaches, technical errors or otherwise; and

●	the failure or inability of this third party to adequately manage business and regulatory risks.

We rely on the convenience and ease of use that Union Mobile Pay provides to our users. If the quality, utility, convenience or attractiveness of Union Mobile Pay services declines for any reason, the attractiveness of our crowdfunding platform could be materially impaired. If we need to migrate to another third-party payment service for any reason, the transition could require considerable time and management resources, and the third-party payment service may not be as effective, efficient or well-received by buyers and sellers on our marketplaces. Further, our participants may be reluctant to use a different payment system.

We must regularly apply for VATS licenses to operate our business and any failure to secure a license could adversely impact our business.

Every five years we must apply to MIIT to renew the license for value-added telecommunications business, or VATS License for our platform URL to operate our internet platform. Our current VATS license for our crowdfunding platform will expire in December 2020. While we anticipate that we will be able to renew such license, there can be no assurance that such license will be renewed as a matter of course and that new conditions will not be imposed in connection therewith. Any failure to obtain the proper licenses would have a material adverse effect on our business, results of operations and financial condition.

Increasing competition within the crowdfunding industry could have an impact on our business prospects.

The crowdfunding market is an emerging industry where new competitors can easily enter the market since there are no significant barriers to entry. Competing companies may have significantly greater financial and other resources than we have and may have been developing their products and services longer than we have been and may offer a platform that is more attractive to both companies seeking funds and participants looking to fund a reward-based project. Since crowdfunding in China is in its infancy, and there are few barriers to entry by new companies, we anticipate increasing competition, which may have a negative impact on both our revenues and our profit margins.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategy.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Mr. Jianjun Sun, our chairman and chief executive officer who is responsible for the development and implementation of our business plan. The loss of the services of Mr. Jianjun Sun for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

We may not be able to adequately protect our intellectual property rights, and our competitors may be able to offer similar products and services, which would harm our competitive position.

Our success depends in part upon our intellectual property rights. We rely primarily on trademark, copyright, service mark and trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights over our products, procedures and services. Other persons could copy or otherwise obtain and use our technology without authorization, or develop similar IP independently. We may also pursue the registration of our domain names, trademarks, and service marks in other jurisdictions, including the United States. Although the protection afforded by copyright, trade secret and trademark law, written agreements and common law may provide some advantages, these statutory protections along with non-disclosure agreement with our employees may not be adequate to enable us to protect our intellectual property. However, the intellectual property laws in China are not considered as strong as comparable laws in the United States or the European Union. The enforcement of intellectual property rights in China is difficult and, if we seek to commence litigation against any alleged infringer, there is no assurance that we will prevail. We cannot assure you that we will be able to protect our proprietary rights. Further, our competitors may be able to independently develop similar or more advanced technology, duplicate our products and services or design around any intellectual property rights we hold.

Suspension, or elimination of related party transaction may negatively affect our revenues and business operation.

We relied upon revenues from related parties and also funds advanced by our principal shareholder in the past that supported our business operation. Going forward, we may not be able to rely on these related party transactions anymore which may negatively affect our results of operation.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

Economic conditions have had and may continue to have an adverse effect on the market’s investment power.

The Chinese economy is impacted by the potential trade war with the U.S. as well as experiencing structural changes, which have reduced discretionary income of our potential customers. We believe that participants in crowdfunding projects use discretionary funds to make payments through reward-based crowdfunding. The adverse effect of a sustained economic downturn in China, including sustained periods of decreased consumer spending, higher unemployment levels, declining consumer or business confidence and continued volatility and disruption in the credit and capital markets, will likely result in our customers reducing their use of or ceasing to use crowdfunding. Accordingly, to the extent that economic conditions in China reduce discretionary consumer spending, crowdfunding in general and our business in particular could be materially impaired.

To the extent that reward-based crowdfunding projects have difficult producing products or developing their business, we may be unable to develop our business.

The willingness of participants to make payments for reward-based crowdfunding projects may be based on the participant’s belief that the particular company will be able to deliver the reward in a timely manner and otherwise successfully develop its business. To the extent that companies are either unable to deliver products in a timely manner or cannot develop a product that works in the manner anticipated by the participants or are unable to develop a business, reward-based crowdfunding may become less attractive to participants, which would impair our ability to generate revenue or operate profitably. We cannot assure you that reward-based crowdfunding will attract participants.

Since our former chief executive officer has more than 62% of sole voting rights of our Ordinary Shares, he has the ability to elect directors and approve matters requiring shareholder approval.

Mr. Yu Han, our former president, chief executive officer, and chairman, is currently the beneficial owner of 7.25 million, or 63.5% of our issued and outstanding Ordinary Shares, which are directly held by Honesty Heart Ltd., an entity 100% owned by Mr. Han. As a result, Mr. Yu Han is able to exert significant voting influence over fundamental and significant corporate matters and transactions. He has the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. He has significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in a debt or equity financing.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Implications of Our Being an “Emerging Growth Company.”

Currently, we have established and contributed housing provident funds for our employees as required by PRC regulations on housing provident funds since April 2017. We will be required to pay all amounts due upon notice by the relevant local authorities or claim submitted by any individual employees, and may be subject to administrative penalties.

According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contribution for City of HangZhou, Zhejiang Province is at 12% of each employee's average monthly income in the previous year. Our VIE entity in the PRC, Long Yun, had not contributed such funds for its employees between its inception in October 2014 and April 2017, and the accumulated unpaid amount is approximately $32,487 (RMB 216,280) as of March 31, 2018. Starting from April 2017, Long Yun had started remitting the requisite housing provident fund payments for its employees based upon their monthly salaries of the prior months, but had remitted the unpaid amounts of housing provident funds prior to April 2017. As of the date of this annual report, our subsidiary, Hangzhou Dacheng had not contributed the required housing provident funds for all of its employees since its inception, and the accumulated unpaid amount is approximately $32,487 (RMB216,280) as of March 31, 2018.

Under local regulations on collection of housing provident funds in the city of Hangzhou where Long Yun and Hangzhou Dacheng are located, the local housing authority may require us to rectify its non-compliance by setting up bank accounts and making payment and relevant filings for the unpaid housing funds withholding for its employees within a specified time period. If we fail to do so within the specified time period, the local housing authority may impose a monetary fine and may also submit to the local people's court for enforcement. Our employees may also be entitled to claim payment of such funds individually.

If we receive any notice from the local housing authority or any claim from our current and former employees regarding our non-compliance with the regulations, we will be required to respond to the notice and pay all amounts due to the government, including any administrative penalties imposed, which would require us to divert financial resources and/or impact our cash reserves, if any, to make such payments. Additionally, any administrative costs in excess of the payments, if material, may impact our operating results. As of the date of this report, we have not received any such notices from the local housing authority or any claim from our current and former employees.

The proposed tariffs by the U.S. government and the potential of a trade war between the U.S. and China, and on a larger scale, internationally, may dampen global growth. If the U.S. government, in the future, subjects the services that we provide to proposed tariffs, our business operations and revenues may be negatively impacted.

The U.S. government has recently proposed, among other actions, imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by proposing new or higher tariffs on specified products imported from the United States. On April 3, 2018, the Office of the United States Trade Representative published a notice of determination and request for public comment under Section 301 under the Trade Act of 1974 (the "Notice") concerning the proposed imposition of an additional 25% tariff on specified products from China, which products comprise approximately $50 billion in annual trade value for calendar year 2018. In response, China has proposed tariffs on a number of U.S. goods, on a much smaller scale, in the current time. Based on our analysis of the list of products set forth in the Notice, we expect that the proposed tariffs will not have a material direct impact on our business operations, as we are based in the PRC, and deliver services to customers exclusively located within the PRC market. However, the proposed tariffs may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the proposed tariffs. As such, there may be potential decrease in the spending powers of our target real estate property buyers and/or a negative impact on the operation of our developer clients, which in turn, may lead to a contraction of the PRC real estate market. As such, we may have access to fewer business opportunities and our operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Relating to Doing Business in the PRC

There are significant uncertainties under the draft Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through contractual arrangements, such as our business.

On January 19, 2015, MOFCOM published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the Draft Foreign Investment Law, or the Explanatory Note, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested projects, or FIEs, primarily through contractual arrangements. The draft Foreign Investment Law utilizes the concept of “actual control” for determining whether an entity is considered to be a foreign-invested project, and defines “control” broadly to include, among other things, voting or board control through contractual arrangements.

The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed draft Foreign Investment Law would regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in a “negative list.” Because the negative list has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. The draft Foreign Investment Law also provides that only FIEs operating in industries on the negative list will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the negative list may not be able to continue to conduct their operations through contractual arrangements. It states that entities established in China but controlled by foreign investors will be treated as foreign-invested projects, while entities set up outside of China which are controlled by PRC persons or entities, would be treated as domestic projects after completion of market entry procedures.

There is substantial uncertainty regarding the draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption and effective date of the final form of the law. As a result, we cannot assure you that the new Foreign Investment Law, when it becomes effective, will not have a material and adverse effect on our ability to conduct our business through our contractual arrangements.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on both foreign investors and the FIE subject to the law. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Further, if we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could reach our VIE arrangements, and as a result Long Yun could become subject to restrictions on foreign investment, which may materially impact the viability of our current and operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Mr. Yu Han, our former chairman and chief executive officer and a PRC citizen, beneficially owns 63.5% of our outstanding voting shares. It is uncertain, however, if these factors would be sufficient to give Mr. Yu Han control over us under the draft Foreign Investment Law. Moreover, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the companies currently employing a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the crowdfunding industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

If we are ultimately considered a Foreign Invested Enterprise deemed to operate in either a “restricted” or “prohibited” industry, we may no longer conduct the business pursuant to a VIE structure, which in turn would materially impact our results of operations, as well as the value of your Ordinary Shares.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. According to the draft Foreign Investment Law, the State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list”, consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list”. The draft Foreign Investment Law provides that FIEs operating in industries on the “negative list” will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the “negative list” may not be able to continue to conduct their operations through contractual arrangements.

It is uncertain whether the online crowdfunding industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all. Furthermore, due to lack of guidance under this draft law, we are unable to ascertain the controlling status of our company although Mr. Yu Han, our former chairman and chief executive officer and a PRC citizen, beneficially owns and holds the sole voting rights of an aggregate of 63.5% of our outstanding voting securities. Therefore, if we are ultimately considered a foreign invested enterprise deemed to operate in either a “restricted” or “prohibited” industry, we may no longer conduct the business pursuant to a VIE structure and we could be subject to severe penalties or be forced to relinquish our interests in relevant industries, which in turn would materially impact our results of operations, as well as the value of your Ordinary Shares.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our website.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the securities business in general and businesses using crowdfunding in particular. We cannot assure you that the PRC government will pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

PRC laws and regulations governing our crowdfunding business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

In particular, PRC laws and regulations concerning online crowdfunding activities are developing. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulations on provision of internet information services, and avoid conducting any activities that may be deemed as illegal fund-raising under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the online crowdfunding in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to telecommunications or illegal fund-raising. PRC laws and regulations concerning internet finance is evolving, we may conduct online crowdfunding business other than our current reward-based crowdfunding on our platform, and our new business may be deemed to fall within the scope internet finance, which is still vague under current applicable laws and regulations. The PRC government authority may also promulgate new laws and regulations concerning protection of customers rights as well as responsibilities of online crowdfunding platform to its customers, which may impact performance of our arrangements with customers in certain circumstances. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Mr. Yu Han and Ms. Koulin Han, who are our beneficial owners and are PRC residents, have completed the initial foreign exchange registrations. However, as the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on WFOE II’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the WFOE II.

Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this report are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our ordinary shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. Long Yun HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Long Yun HK.

Our contractual arrangements with Long Yun and its shareholders may not be effective in providing control over Long Yun.

A majority of our current revenue and net income is derived from Long Yun as of the fiscal year ended March 31, 2018. Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and in 2015, respectively, and other applicable laws and regulations. To comply with PRC laws and regulations, we do not intend to have an equity ownership interest in Long Yun but rely on contractual arrangements with Long Yun to control and operate its business. However, as discussed above, these contractual arrangements may not be effective in providing us with the necessary control over Long Yun and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of Long Yun, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the Zhejiang provincial government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of Long Yun, which exposes us to the risk of potential breach of contract by the shareholders of Long Yun. In addition, as our former chief executive officer Mr. Yu Han beneficially owns and holds the sole voting rights of an aggregate of 63.5% of the voting rights of Long Yun’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

Because we conduct our business through Long Yun, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.

We operate our business through Long Yun, a VIE, the equity of which is controlled by Mr. Yu Han, our principal stockholder and former chief executive officer, and Ms. Koulin Han, through a series of contractual agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of Long Yun are treated as our assets and liabilities and the results of operations of Long Yun are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE II and Long Yun.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

If WFOE II, Long Yun or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or Long Yun fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE II or Long Yun;

●	discontinuing or restricting the operations of WFOE II or Long Yun;

●	imposing conditions or requirements with which we, WFOE II, or Long Yun may not be able to comply;

●	requiring us, WFOE II, or Long Yun to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of Long Yun;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable, and Long Yun will not be treated as a VIE entity and we will not be entitled to treat Long Yun’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of Long Yun from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”), and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. This regulation, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE II’s control of Long Yun through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangements between WFOE II and Long Yun, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, Long Yun’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by Mr. Yu Han and Ms. Koulin Han, both shareholders of the Registrant and the VIE Entity, over whom we may have no control.

Our agreements with Long Yun are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with Long Yun are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Long Yun, and our ability to conduct our business may be materially and adversely affected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we have been incurring significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

As a foreign private issuer, we are permitted to, and we may rely on exemptions from certain Nasdaq Global Market corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Ordinary Shares.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cannot continue to satisfy listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price and certain corporate governance requirements. We may not be able to continue to satisfy continuing listing requirements and other applicable rules of the Nasdaq Capital Market. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our common stock is a “penny stock,” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, which became effective on July 25, 2017, prior to the date of this report, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2013 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting and at least fourteen clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof which we are currently unable to determine) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we have raised in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our 2017 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Long Yun as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Long Yun, and as a result, we are treating Long Yun as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Long Yun should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information – E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands on June 19, 2015. Our wholly-owned subsidiary, Sweet Lollipop Co., Ltd. (“Sweet Lollipop”) was incorporated in the British Virgin Islands on May 8, 2014, with Lili Xiang as the sole shareholder, a non-related third party to us. From its inception until June 25, 2015, Sweet Lollipop had no business activities. On June 25, 2015, Lili Xiang transferred her 100% equity interest in Sweet Lollipop to us. After June 25, 2015 and until now, Sweet Lollipop has no business operation other than being a pass-through entity and holding the 100% equity interest in Long Yun International Holdings Limited (“Long Yun HK”). Long Yun HK, which is a wholly-owned subsidiary of Sweet Lollipop, was incorporated in Hong Kong on May 2, 2015. WFOE II, Sweet Lollipop’s wholly owned subsidiary, was organized pursuant to PRC laws on February 27, 2017. Our variable interest entity, Hangzhou Long Yun Network Technology Co., Ltd., which we refer to as Long Yun, was established on October 9, 2014 in City of Hangzhou, PRC pursuant to PRC laws. Long Yun’s shareholders include certain PRC residents and corporate entities controlled by PRC residents.

On November 3, 2017, we entered into a strategic cooperation agreement with Mr. Jiawei Cao, pursuant to which we and Mr. Jiawei Cao are expected to establish a joint venture, namely, Hangzhou Dacheng, in which we would hold approximately 60% of the equity interest in Hangzhou Dacheng. Hangzhou Dacheng, Sweet Lollipop’s subsidiary where through WFOE II, we hold 60% equity interest, was organized pursuant to PRC laws on October 31, 2017. Mr. Jiawei Cao subsequently transferred the approximately 40% of equity interest in Hangzhou Dacheng to Mr. Mangyue Sun in January 2018 pursuant to a share transfer agreement. Mr. Mangyue Sun subsequently transferred approximately 2% of the equity interest in Hangzhou Dacheng to Wenbin Liu in March 2018 pursuant to a share transfer agreement.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE II’s business scope is to primarily engage in technology development, provision of technology service, technology consulting; development of computer software and hardware, computer network technology, game software; provision of enterprise management and related consulting service, human resource consulting service and intellectual property consulting service. Since the sole business of WFOE II is to provide Long Yun with technical support, consulting services and other management services relating to its day-to-day business operations and management in exchange for a service fee approximately equal to the net income of Long Yun, such business scope is necessary and appropriate under the PRC laws. Long Yun, on the other hand, has been granted a business scope different from WFOE II to enable it to provide internet crowdfunding, and incubation management service and function as a financing channel for small and micro businesses.

We control Long Yun through contractual agreements, which are described under “— Contractual Arrangements between WFOE II and Long Yu.” Dragon Victory is a holding company with no business operation other than holding the shares in Sweet Lollipop, Long Yun and Long Yun HK are both pass-through entities with no business operation. WFOE II is exclusively engaged in the business of managing the operation of Long Yun.

Our principal executive offices are located at 2101 Phoenix Center,28 Qiutao Road, Shangcheng District, Hangzhou, PRC, and our phone number is + 86-571-82213772. We maintain a corporate website at http://www.dvintinc.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this report.

Our corporate structure as of the date of this report is as follows:

Previously, we controlled Long Yun through WFOE I, a then wholly owned subsidiary of the Company. On August 19, 2016, WFOE I entered into a series of contractual arrangements, also known as the VIE Agreements, with Long Yun, Long Yun Shareholders. The VIE Agreements were designed to provide WFOE I with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun.

Effective March 20, 2018, WFOE I, Long Yun and Long Yun’s shareholders executed a Termination Agreement to the Exclusive Business Cooperation Agreement, Termination Agreement to the Share Pledge Agreement, Termination Agreement to the Exclusive Option Agreement and Termination Agreement to the Powers of Attorney that terminated each a of the VIE Agreements, including the Exclusive Business Cooperation Agreement, Exclusive Option Agreement, Share Pledge Agreement and the Powers of Attorney.

As a result of entering into such Termination Agreements, WFOE I is no longer the sole equity holder of Long Yun and has no control rights and no rights to the assets, property and revenue of Long Yun. The Company is in the process of dissolving WFOE I.

On March 20, 2018, WFOE II, a newly formed wholly owned subsidiary of the Company, entered into a series of contractual arrangements (the “New VIE Agreements”) with Long Yun and its shareholders. The New VIE agreements are designed to provide WFOE II (which replaced WFOE I) with the power, rights and obligations equivalent in all respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun. There is no change to Long Yun’s capital structure.

The Company decided to replace WFOE I with WFOE II in order to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was incorporated. Based on the amount of income tax and value-added tax payment that is attributable to the District, the Company will receive comparable tax refund in the form of projects subsidies, 100% for the first three years and 50% for the latter two years. Executives of the Company will receive refund of their personal income tax that is attributable to the District in the form of living subsidies, 100% for the first three years and 50% for the latter two years.

Contractual Arrangements between WFOE II and Long Yun

Due to PRC legal restrictions on foreign ownership in the telecommunications sector, see “Regulations — Foreign Ownership Restrictions”, neither we nor our subsidiaries own any equity interest in Long Yun. Instead, we control and receive the economic benefits of Long Yun’s business operation through a series of contractual arrangements. WFOE II, Long Yun and its shareholders entered into a series of contractual arrangements, also known as the New VIE Agreements, on March 20, 2018. The VIE agreements are designed to provide WFOE II with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun.

According to the Exclusive Business Cooperation Agreement, Long Yun is obligated to pay service fees to WFOE II approximately equal to the net income of Long Yun.

Each of the New VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Long Yun and WFOE II, WFOE II provides Long Yun with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Long Yun granted an irrevocable and exclusive option to WFOE II to purchase from Long Yun, any or all of Long Yun’s assets at the lowest purchase price permitted under PRC law. Should WFOE II exercise such option, WFOE II, Long Yun and its shareholders shall enter into a separate asset transfer or similar agreement. For services rendered to Long Yun by WFOE II under the Exclusive Business Cooperation Agreement, WFOE II is entitled to collect a service fee calculated based on the amount time spent by WFOE II to render such services, multiplied by the corresponding billing rate of WFOE II, plus a services fee determined by the board of directors of WFOE II based on the value of the services rendered by WFOE II and taking into account the actual net income of Long Yun.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOE II with 30-day prior notice. Long Yun does not have the right to terminate the agreement unilaterally. WFOE II may unilaterally extend the term of the Exclusive Business Cooperation Agreement with prior written notice.

The CEO and president of WFOE II, Mr. Jianjun Sun, will effectively be managing Long Yun pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE II has absolute authority relating to the management of Long Yun, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions, provided, however, that the audit committee of the Company is required to review and approve in advance any related party transactions, including transactions involving WFOE II or Long Yun.

Share Pledge Agreement

Under the Share Pledge Agreement between Mr. Yu Han, and Ms. Koulin Han, together holding 100% of the shares of Long Yun (“Long Yun Shareholders”) and WFOE II, the Long Yun Shareholders pledged all of their equity interests in Long Yun to WFOE II to guarantee the performance of Long Yun’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, should Long Yun or the Long Yun Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE II, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Long Yun Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE II is entitled to dispose of the pledged equity interest in accordance with applicable PRC law. The Long Yun Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE II’s interest.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Long Yun. WFOE II shall cancel or terminate the Share Pledge Agreement upon Long Yun’s full payment of all fees payable under the Exclusive Business Cooperation Agreement.

The Share Pledge Agreement serves several functions: (1) guarantee the performance of Long Yung’s obligations under the Exclusive Business Cooperation Agreement, (2) ensure the Long Yung Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE II’s interests without WFOE II’s prior written consent, and (3) provide WFOE II control over Long Yun. In the event Long Yun or the Long Yun Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE II will be entitled to foreclose on the Long Yun Shareholders’ equity interests in Long Yun and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Long Yun and in this situation, WFOE II may terminate the VIE agreements after acquisition of all equity interests in Long Yun or form new VIE structure with the third parties designated by WFOE II; or (2) dispose of the pledged equity interests retain the proceeds from such sale. In the event of such a sale of the pledged equity interests, the VIE structure evidenced by the New VIE Agreements will be terminated.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Long Yun Shareholders irrevocably granted WFOE II (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Long Yun. The option price is equal to the capital paid in by the Long Yun Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of this report, if WFOE II exercised such option, the aggregate option exercise price that would be paid to the Long Yun Shareholders would be approximately $1.5 million, which is the aggregate registered capital of Long Yun. The option exercise price may increase in in the event the Long Yun Shareholders make additional capital contributions to Long Yun.

The Exclusive Option Agreement, together with the Share Pledge Agreement and the Power of Attorney, enable WFOE II to exercise effective control over Long Yun.

The Exclusive Option Agreement remains effective for a term of ten years and may be renewed at WFOE II’s election.

Powers of Attorney

Under the Powers of Attorney, each of the Long Yun Shareholders authorizes WFOE II to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Long Yun.

Although it is not explicitly stipulated in the Powers of Attorney, the term of the Powers of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

Each Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution, so long as the applicable Long Yun Shareholder is a shareholder of Long Yun.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (3) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Class A ordinary shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Our Competitive Advantages

Integration Synergy by Combining Business Incubation Services With Crowdfunding Platform

Our business incubation services include providing additional business insight, operation advisory and product management assistance in a project’s product development, sales growing, operation efficiency as well as building more significant online presence and brand recognition. Our business incubation services also provide guidance and resources in ancillary services such as accounting and human resources to minimize corporate demands which are usually distractions faced by projects and their entrepreneurs. We believe this will translate to more successful projects as projects may now focus on their core business and driving sales, and in the long run, establish a strong brand reputation and attract a much larger number of backers. Projects enrolled in this service have a higher chance of success in both product development and completing a fundraising campaign. In turn, participants are more likely to see their rewards materialize. To the extent that our services can assist a project’s product development, sales and marketing and operating efficiencies, the project could become a more attractive project for participants. However, our services are consulting services, and we have no control over the operations of the company. We are hopeful that combining our business incubation services with our platform will translate to more successful projects.

Strategic Partnership with Prominent Funding Sources Such as Venture Capital Funds and Institutional Investors

Projects on our reward-based crowdfunding platform have access to additional perks that include meaningful introduction to relevant venture capital funds and institutional investors, for follow-on equity or debt-based financing. We believe that this aspect of our services allows our platform to attract the higher quality projects. In turn, access to additional and follow-on capital increases the success rate of projects in the long run. As such, we will cultivate a strong business reputation through a virtuous cycle of attracting higher quality projects that undergo higher success rates.

Strategic Partnership with Provincial and Regional Exchanges to Better and More Broadly Market our Platform to Interested Parties

Our strategic partnership with provincial and regional exchanges allow us to market our platform via exchange-sponsored public events targeting a broader group of individuals and entities who would potentially be interested in in participating in projects via our platform. We believe marketing our platform via exchange-sponsored public events is an effective way to increase the public exposure and brand recognition of our platform, since exchange-sponsored public events typically target a broader group of individuals and entities.

Our Innovative Auto-parts Procurement Service Bridges the Supply Chain Gap and Is an Industry Pioneer in Zhejiang

Through our innovative auto-parts procurement service operation, we are an industry pioneer in Zhejiang province where we currently operate and where we believe the procurement needs of auto-repair and auto-service shops are largely unmet. Our experience and expertise in the auto-parts industry, as well as our working relationships with a large number of auto-parts suppliers allow us to expeditiously procure and ship most types of auto-parts and specialty auto-parts within no more than two business days.

Higher Quality Projects From Incubators and HiTech Parks Operated by Higher-Education Institutes and Governments

We have working relationships with various provincial and municipal government sponsored hi-tech incubation parks in Hangzhou, Guangzhou, Hong Kong, Macau and Taiwan, to share resources to achieve mutual growth. We do not have any compensation arrangement with them. University-sponsored incubators and hi-tech incubation parks sponsored by provincial or municipal governments have access to higher quality projects stemming from university research and/or attract better projects due to the government-backed incubation park infrastructure. Additionally, because they provide infrastructure and mentorship services to projects and entrepreneurs, these projects have more resources to succeed than those that are not part of a university incubator or government sponsored incubation park. These incubators and incubation parks, in turn, allow us and our users access to a pool of higher quality projects, via our working relationship with various university incubators and provincial-and-municipal-sponsored hi-tech incubation parks in Hangzhou, Guangzhou, Hong Kong, Macau, Taiwan, etc. We have collaborated with various quality projects from government-sponsored or university-sponsored incubators.

Experienced and Highly Qualified Team

Our team members have an average of at least eight years of experience in their respective fields of e-commerce, Internet finance, media, entertainment, auto-parts procurement service, design and technology and online marketing. Some members of our team previously work at other online giants such as Alibaba and Baidu, while others have ample experience in product development and marketing. Our CEO Mr. Jianjun Sun, Mr. Sun was a director responsible for administrative affairs, human resources, accounting and asset management, for Hangzhou Qinghefang Asset Management Co. Ltd., a state-owned enterprise from June 2015 to September 2017. Mr. Sun was a director of Hangzhou Qinghefang District Joint Committee, responsible for managing Hangzhou Qinghefang Historical District Management Committee, a governmental agency from June 2015 to September 2017. Mr. Sun was the Division Chief of Administrative and Management Affairs Division, Hangzhou Qinghefang Historical District Management Committee, and was responsible for administrative affairs, human resources, accounting and asset management from July 2012 to May 2015. Mr. Sun holds a bachelor’s degree in Economics and Administration from Nanjing University of Political Science.

B. Business Overview

Overview

We operate a fast growing reward-based crowdfunding platform in the PRC and provide quality incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. In addition, we have commenced our auto-parts service operation to provide one-stop services serving auto-repair shops seeking and transacting with auto-parts suppliers,

Since the inception of Long Yun, we have generated our revenue from four sources:

●	We receive a percentage of the funds raised through our crowdfunding platform as platform service fee, which is generally 3%, but has ranged from 0% to 3%, directly from the third-party payment processor, Union Mobile Pay.

●	Fees paid for providing our incubation services. These fees are paid pursuant to a consulting agreement between us and the project receiving incubation service.

●	Finder’s fees paid to us for assisting a project in raising funds, as a portion of the proceeds, generally from one or more funding sources with which we have relationships, although we may seek to obtain funds from other sources, and from introductions to business partners, acquisition candidates or other strategic relationships.

●	Procurement fees paid to us for providing sourcing or procurement pursuant to our Dacheng auto parts operation. We receive a 0.8% procurement service fee based upon the amount of total transaction amount of auto-parts that we procure or source for the auto-parts suppliers and the auto-repair shops, in addition to any logistics fees applicable.

Currently, we generate revenues from three sources, platform service fee, incubation service fee and procurement fee.

Crowdfunding is a process by which a project or project is funded by raising money from a large number of people, primarily through an internet-based platform. The participants in crowdfunding are the crowdfunding platforms, such as our platform, the entrepreneurs or project sponsors, and the participants or other funding sources who make a payment for the reward. There are five basic types of crowdfunding programs — equity crowdfunding, reward-based crowdfunding, debt-based crowdfunding, by which loans are made to an individual or business, royalty-based crowdfunding, which the participant receives payments based on revenue generated by the project, to the extent that the project generates revenue, and donation-based crowdfunding. Currently, we are only engaged in reward-based crowdfunding in China, and we may offer other types of crowdfunding in compliant with PRC laws and regulations in the future.

We launched our online crowdfunding platform, 5etou (“”), at www.5etou.cn in March 2015. Our 5etou platform is designed to enable projects searching for funding to connect with participants, who are the funding sources looking for projects. Our platform enables projects to seek to raise initial seed money and to try to establish a credible track-record in product/service development and cash flow, and participants become involved in opportunities for rewards, often the product for which the business is seeking funding, as well as being involved in a project that the participant believes has the possibility of offering products, services and technology of interest to him.

For a reward-based crowdfunding project, the participant uses our platform to review opportunities that are available on our platform and to consider whether he or she wants to make a payment to one or more of the projects that are then raising funds through our platform. In exchange for the payment, the participant receives a reward. If the project is developing a product, the project can offer to deliver the product when it is completed, which is, in effect, a pre-order of the product, with the project using the proceeds of the pre-sale to develop or manufacture the product. The project may require payment of a certain amount in order to receive the product, and participants who pay a lesser amount may receive a lesser benefit, such as a project company t-shirt or recognition on the project company’s website. If the delivery of a product does not apply to the project, the project can offer a service or other benefit.

In addition to the operation of our funding platforms, we offer business incubation services to the projects utilizing our platform for their projects, at the election of the projects. We provide our consulting services pursuant to agreements with the projects on an ongoing and as-needed basis, until the projects no long need or desire the consulting services. We offer these services, commencing from the time when a project first initiates a contribution campaign using our platform to the completion of project prototypes and/or product/service, and continuing until the project becomes profitable or no longer requires or desires our services. These services include business and operation advisory services relating to marketing, sales and strategic planning, and guidance and general resources in ancillary services such as human resources, legal, accounting, assisting with feasibility studies and other types of services that projects need. We are not intended to substitute for professional services providers such as business operation professionals, accountants, or lawyers and will make referrals to third-party providers when needed. For the fiscal year ended March 31, 2017, we generated revenue of $2,707,008, or approximately 75%, through our incubation services. For the fiscal year ended March 31, 2018, we generated revenue of $3,197,865, or approximately 74.73%, through our incubation services.

We also offer to act as a finder to assist these companies to obtain loans or additional equity financing, and introduce them to potential business partners, find merger candidates or other strategic relationships, or assist with feasibility studies, for which we charge a finders’ fee in the form of cash only. We generally seek financing only from funds or groups that are financially sophisticated in making risky investment. We do not engage in investment activities such as providing capital in the form of equity or debt, in projects that seek funding through our platform. We do not engage in similar investment activities in entities that provide equity or debt financings separate from our platform. Unlike in the United States, where an issuer is not allowed to pay to an individual or entity without the relevant registration or license a finder’s fee or broker’s fee for raising capital in either a public or private offering, in the PRC, as long as the issuer is (a) not a public company, and (2) the fundraising transaction does not involve any public offering or sale of equity or debt securities pursuant to PRC securities laws, a finder is not required to obtain any special administrative approval for receiving finders fee or brokers fee for making business introductions or referrals, and assisting fundraising in private financing transactions. Occasionally, as part of the perks for fundraising via our platform and aimed at attracting high quality projects with additional conduits of follow-on financing, we also introduce projects that are ready to raise funding publicly, to relevant primary exchanges for which we do not take a finder’s fee. Such primary exchanges are provincial or regional primary exchanges, aka stock exchanges or financial assets exchanges licensed by regional governments in the PRC and hold business license and permits to engage in activities involving the primary market of share issuance, primary trading of stocks and financial assets and the like.

The PRC government takes the position that start-up related business activities are an important source that drives economic development and lowers unemployment rate, and thus encourages start-up related business activities, as stated in an opinion issued by the PRC State Council on April 27, 2015, on “Further Efforts Relating to Employment and Business Startup Under the New Conditions”. Partly in response to a belief that the government is encouraging start-up projects, recent college graduates, college students, as well as young professional are entering the start-up business world. Our goal is to enable quality start-up projects to first test the market with either prototypes of their products or services, or their business propositions and then cultivate initial financial and business resources for the underlying businesses to grow and thrive.

The first project was launched on our platform on April 12, 2015. Since then, through March 31, 2018, 209 projects have initiated and completed fundraising campaigns using our platform, for which they raised approximately $120,371,343. All of the 209 projects successfully met their target amounts on our platform. The majority of the 209 projects successfully completed their fundraising between one month and three months from the date they launched their fundraising campaign on our platform.

We do not possess an internal payment capability and as such, transaction payments through our platform are processed by Union Mobile Pay, who is an independent third-party payment processor. Union Mobile Pay retains a percentage of the proceeds from successfully completed offerings as cost for the transaction. Union Mobile Pay advised us that it is in compliance with all applicable PRC’s regulations, including those related to privacy, online payments and money laundering.

We were incorporated in October 9, 2014, and with respect to our crowdfunding platform operation, only started generating revenue in the year ended March 31, 2016. For the fiscal year ended March 31, 2017, we generated revenue of $3,590,217, of which $2,707,008, or approximately 75.40%, was from our incubation services, $883,209, or approximately24.6% was from crowdfunding platform service, $0, or 0%, was from finder’s fees for raising capital.

Since January 2018, we commenced providing auto-parts related services through Hanghzou Dacheng, Currently, we provide procurement services, in the form of sourcing, accounts receivables financing, and logistics services to auto-repair shops that have demands for auto-parts from auto-parts suppliers, and auto-parts suppliers transacting with auto-repair shops. We receive a 0.8% procurement fee based upon the total transaction amount of auto-parts that we procure or source for the auto-parts suppliers and the auto-repair shops, in addition to any logistics fees applicable.

For the fiscal year ended March 31, 2018, we generated revenue of $4,278,729, of which $3,197,865, or approximately 74.74%, was from our incubation services, $1,074,101, or approximately 25.10% was from crowdfunding platform service, $6,763, or 0.16%, was from procurement services related to the Dacheng auto-platform operation commenced in the fiscal year ended March 31, 2018. In the fiscal year ended March 31, 2018, we did not generate any revenues from finder’s fee services. None of the three sources related to our crowdfunding operation experience any seasonality. Our procurement services experience some seasonality because the post-sales automobile market and auto parts markets are more active in the last three months and first three months of each calendar year.

Marketing

With respect to our crowdfunding operation, locating and identifying viable projects for reward-based crowdfunding and continuing to support their growth, is integral to our business. We have working relationships with various provincial and municipal government sponsored hi-tech incubation parks in Hangzhou, Guangzhou, Hong Kong, Macau and Taiwan, to share resources to achieve mutual growth. We do not have any compensation arrangement with them. The nature of the working relationship is through mutual effort, increase the success of incubating viable startup projects or companies into successful businesses that would benefit all parties. The infrastructure of such parks, and the crowdfunding expertise and the platform of our company allow us to provide synergy in supporting startup projects and companies. Incubation parks usually have a campus providing for office and/or product development space for startups, and IT infrastructure and support provided by reliable IT service companies; additionally, these incubation parks are either certified by local or provincial PRC government, or established according to the policy guidance of and/or operated by state-owner-enterprises of local or regional PRC government. Specifically, such sponsored parks allow us and our sponsors to access projects in such incubation parks and bring them to fundraise on our platform, and/or allow us to recommend projects for membership in such incubation parks, after projects have successfully completed the Fast Track program on our platform. For the former, our sponsors or us then screen and select viable projects in need of funding and/or business incubation services from us. For the latter, the incubation parks then provide the infrastructure and support (IT support, continued operation of the infrastructure, etc.) for Fast Track projects to complete product or service development as promised in their campaigns. Additionally, we collaborate with these incubation parks in organizing public events geared towards either attracting contributors, or viable projects, or both, or raising general awareness in crowdfunding. Such incubators and incubation parks provide facility and space, and favorable business environment to determined entrepreneurs and business startups that qualify for access to such incubators and incubation parks. We believe that startups and projects that qualify for membership in such incubators and incubation parks have a higher success rate, and in turn, startups and projects benefit from the infrastructure, support and operation and are also more likely to deliver promised service or product development and eventually grow into successful businesses. We do not have any compensation arrangements with incubation parks.

Currently, as a crowdfunding platform company still in our initial growth period, we believe a steady growth of our registered user base is also integral to our operation and the recognition of our brand name. As such, we have been focusing our marketing resources on our Fast Track program since April 2016, because Fast Track projects typically see a large number of participants and usually sees significant increases in new registered users, as explained herein. Our marketing expenses on our Fast Track program as part of our marketing expenses for all three levels of our programs, have increased from 18.4% in the year ended March 31, 2016, to 64.95% for the fiscal year ended March 31, 2017 as we increased spending on Fast Track program to as a focus of our marketing efforts on the Fast Track program, and have decreased to 48.6% for the fiscal year ended March 31, 2018, because we have launched a Fast Track WeChat marketing channel and moved part of the marketing in-house, resulting in decreased marketing expenses.

We have also entered into cooperative agreements with regional stock and/or financial exchanges that hold the requisite regulatory permits to facilitate equity or debt-based financing and secondary transactions, such as Wenzhou Financial Assets Exchange Center, Jiangsu Culture Exchange, Tianjin Financial Assets Exchange, and other various non-affiliated project capital funds and private equity funds. These exchanges do not receive compensation unless a project fundraises through these exchanges.

Several well-known companies have launched or intend to launch projects for crowdfunding campaigns via our platform, such as 163.com Games, Ping An Games, and Global Gaming. As part of our working relationship, they feature such projects on their webpage with a url link to our platform. These companies usually have large registered user bases and/or busy online traffic and thus such exposure potentially lead to increasing traffic to our platform and increasing our online exposure. We conduct targeted sales and marketing efforts to the customers and users of such collaborators in order to expand our own registered user base. Our collaboration with these well-known companies includes (1) crowdfunding campaigns on our platform for the projects they launched, and (2) promoting our projects through their websites when we believe that the themes of these companies are relevant to our projects, such as technology, game design, entertainment and business. We believe featuring our projects on partner platforms allow additional exposure of both our platform and the projects and will positively influence our platform’s online traffic.

In addition to our marketing efforts described above, we also market our platform, through:

●	Referrals from both participants who use our platform to make payments in reward-based crowdfunding and from the projects who raise money through our platform;

●	Events that we host in universities and regional and municipal hi-tech incubation parks;

●	Social media, principally Wechat and Weibo;

●	Newsletters to our data base of participants; and

●	Business relationships with well-known corporations and web platforms with large online traffic that can direct traffic to our platform through links on their websites.

With respect to our auto-parts service operation, we establish working relationships with auto-parts suppliers primarily by visiting and meeting with the suppliers at auto-parts malls, which are congregations of auto-parts suppliers in the PRC market. We also establish working relationship with auto-repair shops by having our marketing and sales staff visit local auto-repair shops and signing them up to our official Wechat group. Typically, when we are approached by auto-parts suppliers to provide auto-parts procurement services to both the auto-parts suppliers and auto-repair shops, the auto-repair shops that we serve become our clients upon completion of the transaction. As of the date of this annual report, we have served over 500 auto-parts suppliers, and over 3,000 auto-repair shops located in Jiaxing, Suzhou City, Zhoushan Island, Dongyang and Yiwu. We plan to expand our operation presence to the entire Zhejiang Province in the rest of 2018.

Competition

We face competition from a number of reward-based crowdfunding platforms such as z.dj.com, and izhongchou.taobao.com. Many of these platforms are well established in the e-commerce market in China, and have more resources and are better funded and better known than we are, and also have a significant proprietary user base. The top five largest rewards-platforms in China, z.jd.com (operated and owned by JD.com), Zhongchou.cn, Hi.taobao.com, Demohour.com and Dreamore.com, are reported to have raised an aggregate of RMB 270 million (approximately $40.5 million), which accounted for 60.8% of the total money raised in the reward-based crowdfunding market in China in 2016.

We also face competition from other crowdfunding platforms that specialize in either loan-based, equity-based or royalty-based crowdfunding offerings, such as AngelCruch, AngelClub and Dajiaotou. Market leaders such as z.jd.com, an equity crowdfunding platform operated by JD.com, utilizes a lead-and-follow mechanism, where institutional VC firms and angel funds will lead and manage the investment deals and allowing individual investors to participate on the same terms.

We believe that, by offering business incubation services, we attract high quality prospective projects with valuable services in addition to the funds that could be raised using our platform. We market these services, as well as the possibility that we may be able to introduce them to offline funding sources and potential business relationship through our formal and informal relationships. We believe that, because these additional services could assist the projects is developing their business, we will be able to attract more quality projects. We believe that we are one of the few platforms in the PRC market that provides high-quality business incubation services to entrepreneurs, although we are aware that there are a number of incubation facilities, including those with which we have a formal or informal relationship. By providing these value-added services, we believe that projects on our platform could have a better chance of success in both product development and completing a fundraising campaign.

For our auto-parts service operation, the competition in the PRC market is intense, and the market is fragmented. Online-only companies such as Alibaba and JD.com have not succeeded in establishing a market dominance in this industry. We believe we currently do not face direct competition from similar service providers in the PRC, other than auto-parts suppliers who market and sell their auto-parts products directly.

Our Strategy

Our goal is to establish our 5etou platform as a well-known reward-based crowdfunding platform recognized both for quality projects in the PRC market and as a business services provider to crowdfunding projects. To reach our goal, our general strategy is the following: (1) attract an ongoing supply of high quality projects and companies to fundraise for capital on our platform, and (2) grow and maintain a loyal user base.

(1) Attract an ongoing supply of high quality projects and companies through deepening collaboration with sources of projects such as university incubators and government-sponsored incubation parks. We attract high quality, viable projects through various incubation campuses of higher education institutions and high-tech incubation parks of municipal and provincial governments. Currently, we have access to various university incubators and provincial-and-municipal-sponsored hi-tech incubation parks in Hangzhou, Guangzhou, Hong Kong, Macau, Taiwan, etc. where our sponsors have identified viable and promising projects that have utilized our platform. We plan to collaborate with more incubators and hitech parks sponsored by higher educational institution, municipal and provincial governments, to attract projects from these institutes to fundraise via our platform.

(2) Grow and maintain our user base via growing contributions in registered users to multiple projects on our platform, and targeted sales and marketing efforts to customers and users of some of our established crowdfunding customers. We believe we have been successful in growing our user base by conducting more targeted sales and marketing efforts to the customers and users of our customers such as 163.com Games, Ping An Games, Global Gaming, etc. pursuant to relevant strategic or cooperative agreements, as well as targeting our Fast Track registered users to participate in Type A and Type B projects to boost our platform service revenues in the long run. These customers are usually well established, well-known companies with a larger and geographically broader, registered user base and casual online visitor volume, and are generally interested in developing high quality products in each of their product realms via crowdfunding. They have initiated projects to fundraise and have successfully completed fundraising via our platform; they feature these projects on their webpages with links to the project’s fundraising page on our 5etou platform, and thereby increasing online traffic to our platform and creating greater brand exposure.

With respect to Dacheng auto-parts service platform, our goal is to establish the platform as a national, one-stop service platform for automobile repair. To reach our goal, our general strategy is to replicate our current business model through cooperative and franchising models first in other cities in the southeastern seaboard of the PRC, and next nationally.

With respect to both our crowdfunding platform and our auto-parts service operation, we have no current plans to acquire any businesses or to engage in any businesses other than our current business as described in this report.

Our Operation

Our operation consists of our Dacheng auto-parts service operation and our integrated crowdfunding platform and our Dacheng auto-parts procurement service operation.

Our Crowdfunding Platform

Our integrated crowdfunding platform, “5etou” (“”) began its operations in China in March 2015. Our platform enables small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. Currently, we only facilitate reward-based crowdfunding. Reward-based crowdfunding refers to payments through the Internet by a large number of participants to a specific project with the prospect of a return in the form of goods, perks, a product or service, when the project is successful. We do not presently intend to offer equity-based crowdfunding, debt crowdfunding or donation-based crowdfunding.

Our operation consists of our Dacheng auto-parts service operation and our integrated crowdfunding platform and our Dacheng auto-parts procurement service operation.

Projects on our platform

Our platform is based in China, and our contributors, entrepreneurs and projects are all located in China. We do not market our platform or our projects to backers located in the U.S. We employ technological measures designed to ensure that our online contribution system is only accessible by Internet users located in China. All contributors are required to complete an online certification confirming they are not U.S. Persons, as defined in Rule 902 of Regulation S under the Securities Act of 1933, as amended, prior to making contributions and are using their legal name consistent with their government-issued identification card. Projects and individuals can submit business propositions to be funded by individual and entity contributors, via our platform. After projects and individuals make online submissions, our platform staff will review and then determine whether and under which category to upload the projects on our platform. Our staff has full control over the access to the platform. Alternatively, potential projects are identified, screened and referred to us by non-related, third party sponsors who are typically experienced personnel with technical or skilled knowledge in their respective fields. We do not pay the sponsors any compensation, nor do we enter into any compensation arrangements with the sponsors. Projects referred by sponsors and self-submitted projects are subject to the same review process.

The primary focus of our crowdfunding platform is reward-based projects for all industries, with an emphasis on design, business, technology, media and entertainment. Projects and/or entrepreneurs involved in product development, service provision, films and entertainment projects in production, and other projects in exchange for rewards, such as the products, services, and film tickets when such films are in public distribution.

Our proprietary platform also displays the business and financial information of companies and/or projects database that have completed campaigns or sought contributions on our crowdfunding platform. We require projects that successfully completed their campaigns using our platform to post on our platform the financial reports and business and product updates from time to time but we do not independently verify any information provided by the project and its sponsors. If the projects provide information on our platform as to both the success of the previous crowdfunding campaigns and the development of the project’s product or service, potential participants have access to this information on our platform, and can use this information in determining whether to participate. Our platform as well as our agreements with the registered users provide that the information as to any project or project on our website is provided by the sponsor or the project and we have no responsibility for the accuracy or adequacy of any information relating to any project, sponsor or project that is accessible on our website. We do not require projects seeking to raise funds through our platform to meet minimum income or asset requirements since all of our projects are reward-based. We require all participants to become registered users of our platform and make contributions under their legal names. Our platform does not require participants to Fast Track, Type A and Type B campaigns to make a minimum investment commitment. Projects set their own minimum contribution required of each backer, and Type A and Type B projects typically set a higher minimum investment commitment than the Fast Track projects, in order to attract high-net-worth individuals and larger entities. We are not involved in determining the campaign target or the rewards. In each offering, the amount of money being raised, the nature of the offering, including amount to be paid for a specified reward or benefit and the period during which payments will be accepted by the project, is determined by the project.

Three levels of programs on our platform

Our platform supports three levels of programs that are available to businesses or entrepreneurs, which we call our Fast Track program, Type A program and Type B program.

Our Fast Track program is designed to enable a start-up project to raise up to RMB 100,000, which is approximately $15,000, for which the participant will receive a reward or benefit. Participants in this program can contribute as little at RMB 1.00 (approximately $0.15), thus as a result, to meet funding target, each project that use our Fast Track program typically receives contribution from a large number of participants (who also become registered users if they are not already registered users) than those using our Type A or Type B programs (as explained below, typically have higher minimum contribution per participant). Our Fast Track program is designed to enable start-up projects to test the market by offering a non-equity participation in the project in order to give the project resources to develop its product and service and provide participants with a product or service or other benefit, generated by the project, even if the reward is not developed until a considerable time after the completion of the Fast Track financing. Participants in Fast Track offerings may make contributions either because they want to receive the product, for which they are pre-paying, or receive another benefit. Startup companies without a track record and companies needing a small amount of contribution are eligible for Fast Track crowdfunding campaign. As of March 31, 2018, the Fast Track program had the largest number of projects either under way or completed on our platform. Due to their small fundraising size and quick turnaround, Fast Track projects could be accessed by a larger number of participants and provide valuable market intelligence on the projects.

Type A and Type B campaigns are designed for projects that either have completed a Fast Track campaign and received a positive response from the market, or are projects that are more established or whose product development are further along the way than a Fast Track project, or require more funds than can be raised through Fast Track. Projects using Type A and Type B campaign tracks may raise a larger amount of money without any limitation on the target amount, for which they issue rewards that may, but need not, be different from the rewards available through Fast Track. Typically, projects that have successfully raised via the Type A or Type B campaign tracks have had target amounts in the range from approximately $149,253 (RMB 1,000,000) to approximately $8,628,748 (RMB 60,000,000), which are many times the ceiling of a Fast Track campaign which is approximately $15,000 (RMB 100,000).

Projects may raise funds through our Type A program if a project has completed a Fast Track program or if the project is submitted by a business entity registered with the relevant branches of Bureau of Industry and Commerce and holds a requisite business license, which is the main parameter we consider in reviewing a project’s eligibility for Type A campaigns, and the project agrees to disclose certain financial information during the period from the date when the project is first funded until all promised rewards are delivered. For Type A projects only, we verify with the relevant branches of Bureau of Industry and Commerce regarding a project’s requisite business license and conduct a background search of the principals for our file, and do not otherwise perform any additional independent verification or due diligence beyond what is described herein. The due diligence that is performed for Type A campaigns is significantly less than the due diligence a broker-dealer in the United States is required to conduct in connection with a financing arranged by the broker-dealer. Since we do not independently verify the application material provided by the projects, we cannot assure participants that the information in the application material provides either accurate or adequate information.

Our Type B platform enables projects that are either relatively established or have completed a Fast Track program. Unlike projects using the Type A platform, Type B projects are not subject to any due diligence review by us.

FastTrack and Type B projects are permitted to commence their campaigns on the platform after our staff completes a review ensuring all information in the application is provided in full. As part of the application material, Fast Track and Type B projects are also required to certify to us that the project founders are disclosing their legal names as evidenced by their State-issued identification card, and are abiding by the terms and conditions of utilizing our 5etou platform for raising funding. We do not independently verify the completeness or accuracy of the information in the application of Type B and Fast Track projects. We review Type A projects based upon the aforementioned verification standard and some are occasionally rejected for failure to meet our verification standard. For Type A projects, we do not perform any additional independent due diligence on the projects other than the aforementioned, the principals and officers of the project or the material which the projects provide to us. Project Profile information and fundraising information are otherwise published in the form that they are submitted, without input from or revision by our platform. We do not require companies using our platform to provide audited financial statements. The disclosure provided by the project is included with the information about the company on our platform, without edit or comment by us. Alternatively, potential projects are identified, screened and referred to us by third party “sponsors” who represent that they have knowledge in fields in which their projects are engaged.

The first project was launched on our platform on April 12, 2015. Since then and through March 31, 2018, 209 projects have initiated and completed fundraising campaigns using our platform, for which they raised approximately $120,371,343 (RMB 787,810,037) in funding, including approximately $75,256,228 (RMB491,600,000) for Type A projects, approximately $44,866,769 (RMB 294,578,037) for Type B projects, and approximately $248,346 (RMB 1,632,000) for Fast Track projects. As of March 31, 2018, out of the 209 projects that initiated and completed fundraising campaigns using our platform, 42 projects successfully met their target amounts for the year ended March 31, 2016, an additional 66 projects for the year ended March 31, 2017, and an additional 101 projects for the year ended March 31, 2018.

For the year ended March 31, 2016, the revenue for crowdfunding platform service fees generated by Type A projects was approximately $581,925 (RMB3,805,501), by Type B projects was approximately $145,362 (RMB950,597), and by Fast Track projects was approximately $15,619 (RMB102,142). For the year ended March 31, 2017, of the 66 projects that successfully met their fundraising target, 35 are Fast Track, 6 are Type A, and 25 are Type B. For the year ended March 31, 2017, the revenue for crowdfunding platform service fees generated by Type A projects was approximately $420,586 (RMB2,830,189), by Type B projects was approximately $458,391 (RMB3,084,579), and by Fast Track projects was approximately $4,232 (RMB28,475). For the year ended March 31, 2018, the revenue for crowdfunding platform service fees generated by Type A projects was approximately $578,966 (RMB3,767,227), by Type B projects was approximately $494,505 (RMB3,217,654), and by Fast Track projects was approximately $631 (RMB4,104). For the year ended March 31, 2018, of the 101 projects that successfully met their fundraising target, 8 are Type A, 41 are Type B and 52 are Fast Track. As such, we believe that in the foreseeable future, platform service revenues generated by Type A and Type B projects will continue to take a more significant portion of our platform service revenues generated by all three levels of our programs, mainly due to the much larger target offering amounts of Type A and Type B projects than those of Fast Track projects. However, despite the smaller fundraising size associated with Fast Track projects which may not contribute to significant growth in our revenue in the immediate future, we believe that our focus on marketing our Fast Track program will continue to boost overall revenue generated by our platform service, as illustrated by our past operation and business performance (as further discussed below).

Since April 2016 till now, the main focus of our marketing efforts has been our Fast Track aspect of the platform operation. We believe that marketing the Fast Track program and attracting first-time registered users with our Fast Track projects could ultimately allow us to build a stronger brand name and generate steady revenue in the long run. First-time registered users who registered in order to participate or view our Fast Track projects have consistently had a high conversion rate where they later on participated in Type A and Type B projects.

In the long run, we believe that attracting first-time registered users by focusing on marketing Fast Track program is key to growing our revenue, due to the following reasons. First, as discussed previously, increasing first-time registered users who first participated in Fast Track projects ultimately contribute to more participation in all three levels of programs. Second, Fast Track projects act as a useful marketing tool for our platform, since due to their lower fundraising amount per participant, they typically introduce more participants who are first-time registered users.

The majority of the 209 projects successfully completed their fundraising between one month and three months from the date they launched their fundraising campaign on our platform. Specially, the average timeframe of a campaign from initiation to completion of a typical project is approximately 30 – 60 days for Fast Track projects, and 30 – 90 days for both Type B and Type A projects.

The projects raising funds through our platform come from different industries including but not limited to, technology, media entertainment, social media, healthcare product, and manufacturing. The nature of products and services developed through funds raised via our crowdfunding platform is diverse, ranging from integrated smart healthcare mobile application, to social media network applications, personalized service providers for jewelry design and trip planning, online applications for cooking and recipes, and online games platforms and internet finance platforms. Due to our limited operating history, we have not identified any trends in terms of average funding amount/per participant in a given project and the percentage of participants who so far have qualified for the full amount of benefits.

Participants on our platform

Although it is not necessary for a participant to become a registered user in order to view available projects on our platform, the participant must register before making any payment using our platform. All of the registered users and projects are located in China, and our platform used technological measures designed to make it accessible only by Internet users in the PRC. Each registered user must self-certify that, among other requirements, he or she is not a U.S. Person, as that term is defined in Rule 902 of Regulation S under the Securities Act, that he or she is a resident of the PRC and that he or she is using his legal name consistent with governmental-issued identifications when making contribution payments. Our 5etou platform includes software protections designed to ensure that the online contribution system is only accessible to Internet users located in the PRC. In registering on our platform, a participant acknowledges that he or she understands that our platform is designed to enable participants to make payments to projects using our platform, but that we have not performed any independent due diligence review concerning the projects raising money on our platform, other than whether Type A projects have the required business licenses and required permits and government approvals and a background search of the principals, that the participant is making his or her own determination as to whether to make any payment for any projects on our platform.

Transaction Processing on our Platform

We do not possess internal payment capabilities and payments through our platform are processed by Union Mobile Pay, who is an independent vendor providing third-party payment processing service to us. Union Mobile Pay retains a percentage of the proceeds from successfully completed offerings as cost for the transaction. Pursuant to our agreement with Union Mobile Pay, once the funding target is reached and the campaign closes, our platform fees will be paid to us out of the raised proceeds held in an escrow account administered by Union Mobile Pay, as further described below.

Transaction payments will be held in a third-party escrow account administered by our payment processor, Union Mobile Payment, during crowdfunding campaign and 90% of the gross proceeds is paid to the project if and when the target is reached by the last day of the campaign. Projects set their own target amount and/or minimum amount and how long they want to keep their campaigns open (the “Campaign Period”). Successfully reaching the target and/or minimum amount prior to or at the end of the Campaign Period means the funding target is reached and funds are eligible for disbursement; these are the only circumstances where funding target is deemed to be reached. Once the funding target is reached, as determined by the system of Union Mobile Payment that tracks the funding process and amounts, Union Mobile Pay distributes 90% of the proceeds to the project net of our platform service fees (which Union Mobile Pay will pay to us simultaneously) and Union Mobile Payment’s transaction cost, and the remaining 10% is held in escrow until the project delivers the reward. If the project fails or does not deliver the promised reward, the 10% held in escrow is then paid to the participants on a pro rata basis. If the funding target is not reached by the end of the Campaign Period, all funds will be repaid to the participants. We understand that this practice is customary in the PRC crowdfunding market.

At inception, we also offered donation-based projects, to either charities seeking funds for their charitable purposes or individuals or organizations seeking funding for a specific project, such as fulfilling a personal dream of a disabled person to receive piano training. The donation-based programs did not provide goods, services or other benefits. We required the donation-based program sponsors to provide status updates to us and contributors. However, we did not pass upon or evaluate the sponsors or the projects, and we did not take any steps to determine whether the charity is a bona fide charity under PRC law or whether the project or the sponsor is legitimate, and we did not audit or otherwise evaluate the project or take any steps to independently determine how the proceeds were used. We exited the donation-based crowdfunding program and currently do not offer donation-based crowdfunding programs. Our exit was due to our plan to focus our business and operation resources on growing our reward-based projects. But we may offer such a program in the future, when we have more resources to grow the donation-based program into a significant aspect of our platform.

For the fiscal year ended March 31, 2017, we generated approximately 24.6% of our total revenue from our crowdfunding platform service operation. For the fiscal year ended March 31, 2018, we generated approximately 25.10% of our revenue from our crowdfunding platform service operation.

Business Incubation and Consulting Services

We offer business incubation services to projects utilizing our platform for fundraising. We provide consulting services pursuant to agreements with the projects on an ongoing and/or as-needed basis.

These services include business and operation advisory services relating to marketing, sales, and strategic planning, and guidance and general resources in ancillary services such as human resources, legal, accounting, assisting with feasibility studies and other types of services that projects need. We do not intend to be a substitute for professional services providers such as business operation professionals, accountants, or lawyers and will make referrals to third-party providers when needed.

Our relevant fees are in the form of cash only. We negotiate our fees for providing incubation services on a case-by-case basis, taking into consideration the specific services that our team provides, the nature of the projects, our business relationships with the project owners, and whether the services are ongoing or as-needed. Clients utilizing our business incubation services are typically business and technology startups in the information technology, media, entertainment, and tourism industries. Projects fundraising through our platform typically involve the development and/or sales of products or services, based upon a viable business proposition or prototypes still in development. We provide quality business consulting and advisory services to our projects in each of their development stages from initiation to implementation, and seek to assist those projects to reach profitability. However, we are not involved with the management of these projects and we cannot assure investors in those projects that those projects can or will ever operate profitably.

We focus on business and technology startups including but not limited to information technology, media and entertainment, etc. Projects fundraising through our platform typically involve the development and/or sales of products and/or services, based upon a viable business proposition or prototypes still in development. We provide business incubation services continuously from when a project first initiates a contribution campaign via our platform, to completion of project prototypes and/or product/service, and so on until they reach profitability, on an as-needed basis. Specifically, the growth and development of startup companies and small and medium-sized projects typically overlook the following general stages before they generate sufficient volume to reach profitability and we seek to assist them in these areas:

●	In the development stage of product and/or service, the project needs to sufficiently define the features of the product and/or service offering in the quantity and quality that the sponsors believe are required by the market;

●	As the development stage moves toward the completion of the product/service, the product/service needs to be made available to the general market through various sales and distribution channels, such as direct online or offline sales, or a distributor network or through a sales staff;

●	When the product/service is developed the project needs to reach as certain sales volume in order for the project to operate profitably;

●	If the business is profitable, it might require additional capital for expansion in either sales and marketing, or additional product development.

We provide quality business consulting and general services to our client projects in each of the development stages, and seek to assist the projects that raise funds through our platform to use to reach profitability. However, we are not involved with the management of these projects and we cannot assure either the participants or the projects that the projects can or will ever operate profitably.

For the fiscal year ended March 31, 2017, approximately 75.4% of our revenue was generated from our incubation services. For the fiscal year ended March 31, 2018, approximately 74.74% of our revenue was generated from our incubation services. To date, all of the projects receiving our business incubation services have previously raised capital via our crowdfunding platform. We believe that having a crowdfunding platform with growing number of successful crowdfunding projects has been the key driving factor in the increase of our incubation services revenue. For more detailed discussion, please refer to “Item 3. Key Information – D. Risk Factors — Risks Relating to Our Business and Industry — We have a limited operating history and are subject to the risks encouraged by early-stage companies.” The increase in the number of crowdfunding projects fundraising via our platform has provided us with more potential clients who have needs for our incubation and financial services.

Services For Financing and Strategic Business Opportunities

From time to time, we also assist projects who fund projects through our platform to seek equity or debt financing and introduce them to potential business partners, merger candidates or other strategic relationships, for which we charge a finders’ fee in the form of cash only in connection with the specific services that our team provides. We generally seek financing only from funds or groups that are financially sophisticated in making potentially risky investment. These investments are generally made directly between the investor and the project and not through our platform. These are typically one-off transactions when a client’s need arises.

Unlike in the United States, where an issuer is not allowed to pay to an individual or entity without the relevant registration or license a finder’s fee or broker’s fee for raising capital in either a public or private offering, in the PRC, as long as the issuing company is (a) not a public company, and (2) the fundraising transaction does not involve any “public offering” securities pursuant to PRC securities law, a finder is not required to obtain any special permit or license, or administrative approval, to receive a fee for making business introductions and assisting fundraising in private financing transactions. Under the PRC securities laws, a “public offering” is defined as an offering of securities which is (a) marketed publicly via general solicitation, (b) sold to more than 200 investors, or (c) as otherwise deemed as “public offering” by specific regulations. The financing transactions in connection with which we can receive a finder’s fee are private equity transactions or loan financings for non-public enterprises, which do not fall under the definition of “public offering” under applicable PRC securities laws.

Occasionally, as part of the perks for fundraising via our platform and with the goal of attracting high quality projects with additional conduits of follow-on financing, we also introduce projects that are ready to raise funding publicly, to relevant primary exchanges for which we do not take a finder’s fee. Such primary exchanges are provincial or regional primary exchanges, i.e. stock exchanges or financial assets exchanges licensed by regional governments in the PRC, and hold business license and permits to engage in activities involving the primary market of share issuance, primary trading of stocks and financial assets and the like.

For our finder’s business, we do not have a fixed rate or fee percentage based upon funds raised, and intend to negotiate our fees on a project by project basis. For the year ended March 31, 2018, we did not provide any finder’s service. For more detailed discussions, please refer to “Item 3. Key Information—D. Risk Factors — Risks Relating to Our Business and Industry — We may experience significant fluctuation in revenues to be generated by our financial services, since the fee rates we charged are assessed on a project by project basis and subject to variables.

We do not engage in any offline roadshow activities involving capital raising by projects or entrepreneurs, and we are not involved in value-assessment of the projects or business ideas. Pricing or valuation is primarily determined by the entrepreneurs and the investors.

Our Auto Parts Operation

Following the inception of Hangzhou Dacheng on October 31, 2017, we launched the Dacheng operation in January, 2018 to provide procurement or sourcing services to auto repair and auto-service shops and auto-parts suppliers through our Dacheng Qipei E-House and Dacheng Qipei Supply Chain, by seamlessly connecting our small to medium sized auto repair and auto-service shops to a wide range of auto-parts suppliers. Auto-parts suppliers may engage us to deliver auto-parts to their auto-repair shop customers. Auto-repair and auto-service shop clients may engage us to procure and source, on their behalf, specific types of and specialty auto-parts from auto-parts suppliers for the most efficient and fast order placement, and delivery. Specifically, auto repair and auto-service shops of small to medium sized who typically service all types of automobile vehicles may not have the business resources to identify and locate expeditiously the specific auto-parts supplier for the parts they need for their repair and service work, or put in an order expeditiously. Additionally, some specially auto-parts suppliers may not ship their products to first-time customers unless the auto repair and auto-service shops make full payment in advance. As such, our procurement services seamlessly help auto-repair and auto-service shops order the auto-parts they need in no more than one business day. Additionally, Dacheng Qipei Supply Chain provides expeditious logistics services that uses our in-house delivery services to ensure timely delivery of the goods to our auto repair and auto-service shops. As such, our procurement services include but are not limited to procuring and sourcing auto-parts, collecting advance deposits needed, if applicable, for putting in an order and the remaining balance payments and remitting such payments to auto-parts suppliers on behalf of the auto-repair and auto-service shops in a timely manner, the logistics of shipping and delivery, return and exchange.

We charge 0.8% procurement fee based upon the total transaction amount of auto-parts that we procure or source for the auto-parts suppliers and the auto-repair shops. Our auto repair and auto-service shops clients will pay the entire amount of the order balance to us and also the procurement fee. We currently provide the in-house delivery services as part of the procurement service, and do not currently charge separate shipping services for our logistics service, but we plan to hire third-party shipping and/or delivery agents in the future and expect to charge delivery and shipping costs separately.

From the commencement of the Dacheng operation in January, 2018 to the end of the fiscal year ended March 31, 2018, we have assisted auto repair and auto-service shops and auto-parts suppliers in transactions that amount to an aggregate of RMB2,078,299 (approximately US$319,403). From the commencement of the Dacheng operation in January, 2018 to the end of the fiscal year ended March 31, 2018, we have provided services to approximately 100 auto-repair and auto-service shops, and to approximately 50 auto-parts suppliers. As of the date of this annual report, we have provided services to approximately 3,000 auto-repair and auto-service shops, and to approximately 500 auto-parts suppliers.

From the commencement of the Dacheng operation in January, 2018 to the end of the fiscal year ended March 31, 2018, our Dacheng operation have generated revenue in the amount of RMB44,007 (approximately $6,763) in procurement service fee.

Seasonality

Except for our procurement service operation, none of our other revenue sources experience any seasonality. The procurement services related to auto-parts service operation may experience seasonality due to a higher demand for auto-parts and relevant services in autumn and around the spring festival annually. Such demand is driven by the automobile maintenance need where PRC car purchasers typically purchase automobiles in autumn and around the spring festival annually.

Facilities/Property

Our registered address and principal executive office is currently and located at Room 2101, No.4 Phoenix City, 28 Qiutao Road, Shangcheng District, Hangzhou, Zhejiang Province, China, for premises of 1,177.1 square meters, pursuant to a lease agreement by and between WFOE II and a non-related third-party landlord, for the period of February 15, 2018 to February 14, 2021. The annual rent is approximately $396,176, $419,947, and $445,038 for each of the 12 months beginning on February 15, 2018 to February 14, 2021, respectively. WFOE II may terminate the lease with 2 months' prior notice. WOFE II has preferential right to enter into a new lease with the landlord at the expiration of the term subject to 3-month prior written notice of new lease and other conditions. Our prior location was Rooms 2001 and 2002, No. 4 Phoenix City, Shangcheng District, Hangzhou, Zhejiang Province, China, with an annual rent at approximately $167,435 and $177,482 for each of the 12 months from February 20, 2017 to February 19, 2019, respectively. This lease was terminated on February 19, 2018 due to our operation need for a larger premise. We also previously had premise at Suite B1-901, No.198, Qidi Road, Xiaoshan District, Hangzhou, PRC with an annual rent at approximately $47,000. This lease was cancelled on Feb. 19, 2017. As of March 31, 2018, as a result of the cancellation of these lease agreements, our Company accrued rent expenses and penalties totaling $111,885 (RMB 770,950).

Long Yun HK entered into a lease agreement with a non-related third-party landlord for the period of January 23, 2017 to January 22, 2019 for an annual rent of $34,035 with the first month rent free.

Employees

As of March 31, 2018, we had an aggregate of 43 employees, of which 28 are Long Yun employees and 25 are Hangzhou Dacheng employees, all of which are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Intellectual Property

We rely on a combination of copyright, trade secret and other rights, as well as confidentiality procedures and contractual provisions to protect our technology, processes and other intellectual property. We own and operate, through Long Yun, the intellectual property underlying our crowdfunding platform. We own and operate, through Hangzhou Dacheng, the intellectual property underlying our auto-parts service operation. Hangzhou Dacheng is in the process of applying for trademark registration for Dacheng Qipei E-House. Even though intellectual property is not one of our competitive advantages compared to other crowdfunding platforms, it is an essential aspect of our platform operation.

Tax

Longyun, as a PRC entity, is subject to state and local enterprise income tax (“EIT”) according to applicable PRC tax rules and regulations. Hangzhou Dacheng, as a PRC entity, is subject to state and local enterprise income tax (“EIT”) according to applicable PRC tax rules and regulations. We are currently subject to the authority of Hangzhou Shangcheng Tax Bureau of Zhejiang Province.

PRC enterprises are required to file provisional EIT returns with the local tax authorities within 15 days of the end of each quarter based on actual quarterly profits. Enterprises that have difficulty in paying quarterly tax based on actual quarterly profits may make payments based on the quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. Longyun and Hangzhou Dacheng have filed all quarterly EIT returns based on actual quarterly profits since its inception.

Final settlement of tax liability must be made within five months of the end of each calendar year in China, the EIT tax year end is December 31 and all enterprises are required to file their income tax return within 5 months after December 31. All EIT returns shall be based on Chinese GAAP. Since Longyun and Hangzhou Dacheng’s financial statements are prepared on U.S. GAAP and used March 31 as fiscal year end, the annual EIT return for tax year ended December 31, 2017 and December 31, 2018 were filed timely based on China GAAP. As such, the accrued tax payables in the EIT return may be different from the annual audited financial statement.

REGULATIONS

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Industry and Information Technology, SAIC and their respective local offices. This section summarizes the principal PRC regulations related to our business.

Regulations on Crowdfunding Related Activities

Regulations on Operation of Online Crowdfunding Platform

The operation of an online crowdfunding platform includes provision of commercial internet information services via the Internet. Certain areas related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

●	the State Secrecy Bureau;

●	the Ministry of Commerce, or the MOFCOM;

●	the Ministry of Culture, or the MOC;

●	the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry);

●	the Ministry of Public Security;

●	the State Administration of Foreign Exchange, or the SAFE;

●	the State Administration of Industry and Commerce, or the SAIC;

●	the State Administration of Press, Publication, Radio, Film and Television;

●	the National Copyright Administration, or the NCAC; and

●	the State Council Information Office

The State Council issued the Administrative Measures on Internet Information Services, effective in September 2000, and amended in January 2011. Pursuant to these measures, “internet information services” refer to provision of internet information to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must register for an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. The ICP License has a term of five years and can be renewed within 90 days before expiration.

Additionally, the Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

Online payment processing is an integral part of our platform business process. We use Union Mobile Pay, which is compliant with PRC laws regarding accepting payments and transmit the payments to a project, handling payments made to the projects raising money through our platform. Union Mobile Pay is subject to numerous regulations relating to such matters as privacy, receipt and transmission of payments and money laundering.

As the operation of an online crowdfunding platform includes provision of commercial internet information services and provision of Telecommunication Value Added Services Permit License, we believe that with respect to the operation of our 5etou platform, we have obtained from PRC authorities all required approval and license to operate the platform, including but not limited to, (1) the Internet Content Provider (ICP) record filing for our platform URL; and (2) the required VATS License obtained from the requisite regulatory branch in Zhejiang Province, effective until December 24, 2020. The VATS License may be renewed and the ICP record filing is effective for as long as the platform URL operator fulfills the annual examination procedures online.

Regulations on Crowdfunding Activities

The PRC Crowdfunding Regulatory Realm

On March 5, 2016, the PRC government laid out its priorities for the year 2016, when Prime Minister Li Keqiang gave his annual state-of-the-nation report to the legislature, the National People’s Congress. Major areas of work for the PRC government in 2016 include encouraging more business startups, technological innovation and crowdfunding as some of its prerogatives emphasized that favorable government policies including employment-related and possible tax incentives will be promulgated to support business startups, technological innovation and crowdfunding, both on the national level and provincial and local level. According to Mr. Li, “platforms will be created for crowd innovation, crowd support, crowdsourcing, and crowdfunding, and mechanisms will be built to encourage new types of business startups and innovation-making through cooperation between enterprises, institutions of higher learning, research institutes, and makers…” As such, we believe that (even though the) regulatory framework of internet-based fundraising, etc. has not been completely established, the PRC government is planning to promulgate a variety of industrial/incentive policies, to encourage innovation, business start-ups and crowdfunding economy.

Previously on July 18, 2015, People’s Bank of China and other nine ministries issued the Guiding Opinions on Promoting the Healthy Development of Internet Finance (No. 221 [2015], PBOC, hereinafter referred to as the “Guiding Opinions”) on promoting the sound development of internet-based financing. The Guiding Opinions attracted extensive attention from all circles of the society. According to the division of regulatory responsibilities for the Internet finance as specified in the Guiding Opinions, the China Securities Regulatory Commission (the “CSRC”) is accelerating the research and development of regulatory rules for the pilot program of equity crowd funding and actively promoting all preparations for the pilot program. In December 2014, proposed private equity-based crowdfunding rules (the “Draft Rules”) were promulgated by the Securities Association of China, an industry self-regulatory association. The Draft Rules are not yet finalized and have not been adopted.

On August 17, 2016, the China Banking Regulatory Commission (“CBRC”), the Ministry of Industry and Information Technology; the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures for Administration of the Business Activities of Internet Borrowing Information Intermediary Agencies, or the Interim Measures. The Interim Measures are aimed to promote the healthy development of internet borrowing industry, prevent financial risks and protect investors’ legitimate interests. The Interim Measures emphasize the role of peer-to-peer lending companies as financial information service intermediaries providing assessment and exchange of borrowing information for unrelated borrowers and lenders via internet platforms, and provided a negative list to draw the business boundaries of peer-to-peer lending companies, forbidding them from cash pooling, absorbing public savings or providing any form of guarantee for borrowers. The Interim Measures also set a ceiling for borrowers to control the size of loans on peer-to-peer platforms. To be specific, the borrowing balance of an individual borrower shall not exceed RMB 200,000 on a single peer-to-peer lending platform and RMB 1 million on different platforms. Similarly, the borrowing balance of a legal entity shall not exceed RMB 1 million on a single platform and RMB 5 million on different platforms. To better ensure the investors’ money safety, peer-to-peer lending platforms are also required to have their investors’ money deposited and managed by qualified banking institutions and to disclose information on the borrowers, financing projects and platform operation accurately on a timely basis. The Interim Measures took effect once promulgated, however, which provided a period of 12 months for any peer-to-peer lending companies established prior to the implementation of the Interim Measures to make rectification.

As such, the proposed Draft Rules and the Interim Measures referenced above only apply to private equity-based and debt-based crowdfunding, respectively. Our crowdfunding platform currently only provides reward-based crowdfunding in the PRC market, and do not provide equity-based or debt-based crowdfunding in the PRC market. Therefore, Guantao, our PRC Counsel, believes that we are is not subject to the proposed Draft rules or the Interim Measures.

Regulations Prohibiting “Illegal Fundraising.”

PRC general securities regulations prohibit “illegal fundraising.” Under PRC securities laws, any individual or entity is prohibited from publicly selling securities without meeting statuary requirements and being approved by the securities regulatory authority under the State Council or any department as authorized by the State Council. Any activity meeting the following criteria constitutes “publicly selling”, 1) selling securities to the general public, 2) selling securities to more than 200 specific persons accumulatively; 3) other activity as prescribed by any law or administrative regulation. “Illegal fundraising” also has consequences under general PRC criminal laws, which defines any fundraising activity meeting the following criteria as “illegal fund raising”, 1) raising funds from general public or without the legal approval from relevant governmental authorities or under the disguise of lawful business operations, 2) publicizing by means of media, recommendation fairs, leaflets or mobile phone text messages, etc.; and 3) promising to repay the principal and interests or make payments in the form of currency, real objects, equities, etc. within a certain time limit. Further, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, effective January 2011, which provides that a public fundraising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals.

Regulations on Our Reward-Based Crowdfunding Activities in the PRC

As discussed above, the existing PRC crowdfunding rules and regulations are primarily focused on equity-based or debt-based crowdfunding. Our crowdfunding platform currently only provides reward-based crowdfunding in the PRC market, and do not provide equity-based or debt-based crowdfunding in the PRC market. We may provide donation-based crowdfunding in the future. There is no Chinese regulation currently in effect which specifically applies to reward-based or donation-based crowdfunding or requires special license or regulatory approval prior to conducting reward-based or donation-based crowdfunding activities in the PRC.

In addition, our contributors and entrepreneurs are limited to PRC residents and projects located in the PRC. We do not presently engage in crowdfunding offerings in the U.S. or to U.S. investors, and we have no plans to enter the crowdfunding market in the U.S., and therefore are not subject to any U.S. regulations governing securities-based crowdfunding such as Title III of the JOBS Act adopted formally and finally on October 30, 2015 in the U.S.

Since the crowdfunding industry is still at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits to those we currently have and to address new issues that arise from time to time. As a result, there are substantial uncertainties with respect to the interpretation and implementation of current and any future Chinese laws and regulations applicable to the crowdfunding industry. See “Item 3. Key Information – D. Risk Factors — General Risks Relating to our Business and Industry — If our activities are found to be treated by PRC regulatory authorities as unapproved and not exempt from securities regulations, we may be required to suspend our crowdfunding platform business and we may be subject to fines and administrative penalties.”

Regulations on Incubation Services and Finder’s Services

With respect to our business incubation and finder’s services, which is within the business scope set forth in Long Yun’s business license, we believe we have obtained all required licenses and governmental approvals. Unlike in the United States, where an issuer is not allowed to pay to an individual or entity without the relevant registration or license a finder’s fee or broker’s fee for raising capital in either a public or private offering, in the PRC, as long as the issuer is (a) not a public company, and (b) the fundraising transaction does not involve any “public offering” of equity or debt securities pursuant to PRC securities laws, a finder is not required to obtain any special administrative approval for receiving finder’s fee or broker’s fee for making business introductions or referrals, and assisting fundraising in private financing transactions. Under PRC securities laws, “securities” refers to publicly-issued stock, privately-issued stock by a public company, company bonds, listed government bonds, listed securities investment fund units, securities derivatives and other securities identified by the State Council of the PRC. Pursuant to PRC securities laws, a non-public issuer conducting private financings of either equity or loan, is a financing transaction that does not involve “an offer or sale of securities,” and thus such a non-public issuer may pay a finder’s fee to us, and we may receive a finder’s fee without any special administrative approval.

Regulations on Procurement Services

With respect to our auto-parts procurement services, which is within the business scope set forth in Hangzhou Dacheng’s business license, we believe we have obtained all required licenses and governmental approvals.

Provisions on Foreign Investment

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on December 28, 2013 and came into effect on March 1, 2014. In the latest amendment, paid-in capital registration, minimum requirement of registered capital and timing requirement of capital contribution were abolished. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on June 28, 2017, which came into effect on July 28, 2017. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. According to the Catalogue, rewards based crowd funding, charity based crowdfunding, business incubation services, and business advisory services sectors are neither restricted nor prohibited.

On September 3, 2016, the Standing Committee of the National People’s Congress promulgated the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws Including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision”), which provides record-filing in lieu of administrative approval for the establishments and alterations of foreign invested enterprises (the “FIEs”) not subject to special administrative measures. On October 8, 2016, the MOFCOM issued the Interim Measures for Record-filing for the Establishment and Alteration of Foreign-invested Enterprises (the “Interim Measure”), and the MOFCOM and the NDRC jointly issued a statement (the “Joint Statement”), clarifying that the special administrative measures in this case are implemented by referencing the Catalogue. To be specific, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue. Since then, FIE establishments and alterations that are not subject to special administrative measures have been changed from a pre-approval system to a more standardized and convenient filing process.

Foreign Ownership Restrictions

Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which limit foreign ownership of companies that provide value-added telecommunications services, including Internet content provision, to 50% of the outstanding equity.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular 2006. The MIIT Circular 2006 requires that (i) foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic ICP license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications business in China; (iii) ICP license holders (including their shareholders) must directly own the domain names and registered trademarks they use in their daily operations; (iv) each ICP license holder must have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license and (v) all value-added telecommunication service providers must improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing ICP license holders would conduct a self-assessment of their compliance with the Notice and to submit status reports to the MIIT before November 1, 2006, and may revoke the operating licenses of those who fail to comply with the above requirements and fail to rectify such non-compliance within the limited period set by provincial communications administration bureaus. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the Notice will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures.

In order to comply with such foreign ownership restrictions, we operate a part of our business in China through Long Yun, which is owned 85% by Mr. Yu Han, and 15% by Ms. Koulin Han, and controlled by WFOE II through a series of contractual arrangements. Another part of our business in China, we operate through Hangzhou Dacheng, in which our wholly owned subsidiary WFOE II owns 60% of equity interest. In the opinion of our PRC legal counsel, Guantao Law Firm, except as otherwise disclosed in this report, our ownership structure complies with existing PRC laws and regulations.

Information Security

Internet content in China is regulated and restricted from a state security standpoint. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe intellectual property rights.

The Ministry of Public Security has promulgated measures that prohibit using the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

PRC Regulation of Intellectual Property Rights

The State Council and the NCAC have promulgated various rules and regulations and rules relating to protection of software in China. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with Copy Protection Center of China or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections.

The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013, respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks.

Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on the use of Internet to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators, like our platform, from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Additionally, under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only such information necessary for the provision of its services. An ICP service operator is also required to properly store users’ personal information, and in case of any leak or potential leak of users’ personal information, the ICP service operator must take immediate remedial measures and, in extraordinary circumstances, report immediately to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of users’ personal information are subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also maintain such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We require our users to accept a user agreement whereby they agree to provide certain personal information to us, and have established information security systems to protect users’ privacy.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—G. Safe Harbor” in this Item 5, In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Unless otherwise indicated, all share amounts and per share amounts in this annual report have been presented giving effect to a reverse stock split of the outstanding shares of our ordinary shares at a ratio of 1-for-10 shares effective as of July 25, 2017.

A. Operating Results

Overview

We operate a fast growing reward-based crowdfunding platform in the PRC and provide quality incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform.

Crowdfunding is a process by which a project is funded by raising money from a large number of people, primarily through an internet-based platform. The participants in crowdfunding are the crowdfunding platforms, such as our platform, the entrepreneurs or project sponsors, and the participants or other funding sources who make a payment for the reward. There are five basic types of crowdfunding programs — equity crowdfunding, reward-based crowdfunding, debt-based crowdfunding, by which loans are made to an individual or business, royalty-based crowdfunding, which the participant receive payments based on revenue generated by the enterprise, to the extent that the enterprise generates revenue, and donation-based crowdfunding. Currently, we are only engaged in reward-based crowdfunding.

We launched our online crowdfunding platform, 5etou (“”), at www.5etou.cn in March 2015, and seek to establish 5etou platform as a one-stop service platform for crowdfunding enterprise and fundraising in China, in that we assist enterprises with obtain initial seed money and collecting preliminary market intelligence on the individual projects, and that we also provide incubation services and assist with future private fund raising for the enterprises.

More specifically, our 5etou platform is designed to enable projects searching for funding to connect with participants looking for projects to fund. Our platform enables projects to raise initial seed money and to establish a credible track-record in product/service development and cash flow. Participants become involved in opportunities for rewards, often the product for which the project is seeking funding, as well as being involved in an enterprise that the participant believes has the possibility of offering products, services and technology of interest to him or her. Since the inception of the 5etou platform, all of the successfully funded reward-based projects have been able to fulfill and/or deliver the promised rewards in form of service or products.

In addition to the operation of our funding platforms, we offer business incubation services to the ventures utilizing our platform for their projects, at the election of the ventures. We provide our consulting services pursuant to agreements with the ventures are provided on an ongoing and as-needed basis, until the ventures no long need or desire the consulting services.

Our auto parts platform is dedicated to serving auto repair shops and auto parts suppliers. Our sub-brand focusing on serving repair shops, Dacheng Qipei E-House, and our sub-brand focusing on serving auto parts suppliers, “Dacheng Qipei Supply Chain”, have established bounds with the local auto repair industry and auto parts suppliers in Hangzhou.

We also assist enterprises who have successfully funded their projects through our platform to seek additional equity or debt financing by introducing them to potential business partners, merger candidates or other strategic relationships, for which we charge a finders’ fee in the form of cash. We generally seek financing only from funds or groups that are financially sophisticated in making risky investment.

Since the inception of Long Yun, we have generated our revenue from four sources:

●	We receive a percentage of the funds raised through our crowdfunding platform as platform service fee, which is generally 3%, but has historically ranged from 0% to 3%.

●	Fees paid for providing our incubation services. These fees are paid pursuant to consulting agreements between us and the project owners.

●	Finder’s fees paid to us for assisting a company in raising funds, generally from one or more funding sources with which we have relationships, although we may seek funds from other sources, and from introductions to business partners, acquisition candidates or other strategic relationships.

●	Procurement fees paid to us for providing sourcing, pursuant to our Dacheng auto parts operation. We receive a 0.8% fee based upon the amount of total transaction amount of auto-parts that we procure or source for the auto-parts suppliers and the auto-repair shops, in addition to any logistics fees applicable.

We only started generating revenue for the year ended March 31, 2016, in which we generated revenue of $1,662,406, of which $767,779, or approximately 46%, was from crowdfunding, $595,980, or approximately 36%, was from our incubation services, and $298,647, or approximately 18%, was from finder’s fees.

For the year ended March 31, 2017, we generated revenue of $3,590,217, of which $883,209, or approximately 24.60%, was from crowdfunding, $2,707,008, or approximately 75.40%, was from our incubation services, and $0, or 0%, was from finder’s fees.

Currently, we generate revenues from three sources, platform service fee, incubation service fee and procurement fee. For the year ended March 31, 2018, we generated revenue of $4,278,729, of which $1,074,101, or approximately 25.10%, was from crowdfunding, $3,197,865, or approximately 74.74%, was from our incubation services, and $6,763, or approximately 0.16%, was from auto-parts service operation which commenced in January 2018.

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	March 31,	March 31,	March 31,
	2018	2017	2016

Revenues	$4,278,729	$3,590,217	$1,662,406

Operating expenses
Selling, general and administrative expenses	3,894,688	1,575,069	983,783
Total operating expenses	3,894,688	1,575,069	983,783

Income from operations	384,041	2,015,148	678,623

Other income (expenses):
Gain on sale of investments	-	-	230,202
Impairment on investments	-	-	(30,118)
Other income	93,639	118,935	1,141
Other expenses	(31,617)	(24,946)	(459)
Interest income	312,855	69,161	163
Interest expense	-	-	(61,883)
Total other income (expenses)	374,877	163,150	139,046

Income before tax	758,918	2,178,298	817,669
Income tax	(633,614)	(464,327)	(164,817)
Net income including noncontrolling interest	125,304	1,713,971	652,852

Less: loss attributable to noncontrolling interest	(67,827)	-	-

Net income attributable to Dragon Victory	$193,131	$1,713,971	$652,852

Net income including noncontrolling interest	$125,304	$1,713,971	$652,852
Other comprehensive income (loss):
Foreign currency translation loss	(29,887)	(146,008)	(2,643)
Comprehensive income (loss) including noncontrolling interest	$95,417	$1,567,963	$650,209
Comprehensive income (loss) attributable to noncontrolling interest	$(78,790)	$-	-
Comprehensive income (loss) attributable to Dragon Victory	$174,207	$1,567,963	$650,209

Earnings per share attributable to Dragon Victory common stockholders
Basic	$0.02	$0.17	0.07
Diluted	$0.02	$0.17	0.07

Weighted average shares outstanding-Dragon Victory
Basic	10,771,058	10,000,000	10,000,000
Diluted	10,771,058	10,000,000	10,000,000

Revenue

The following table sets forth revenue generated from each revenue source, both in absolute amount and as a percentage of total revenue for the years indicated:

	For the Years Ended
	March 31, 2018	March 31, 2017	March 31, 2016
Revenues
Crowdfunding	$1,074,101	$883,209	767,779
Incubation Service	$3,197,865	$2,707,008	595,980
Finder’s Fee Service	$—	$—	298,647
Procurement Services	$6,763	$—
Total	$4,278,729	$3,590,217	1,662,406

Results of Operations for the years ended March 31, 2018, and 2017:

For the year ended March 31, 2018, we generated the total revenue of $ 4,278,729, of which $3,197,865, or approximately 74.74%, was from our incubation services, $1,074,101, or approximately 25.10% was from crowdfunding platform service, and $6,763, or 0.16%, was from new auto-platform business. For the year ended March 31, 2017, we generated the total revenue of $3,590,217, of which $883,209, or approximately 25%, was from crowdfunding, $2,707,008, or approximately 75%, was from our incubation services, and $0, or approximately 0%, was from finder’s fees. The revenues from our crowdfunding platform service increased by $190,892, or 21.61%, in the year ended March 31, 2018, as compared to the revenues generated in the year ended March 31, 2017. This increase was due to growth of our crowdfunding platform service both in the number of projects and the number of registered users, through active marketing and promotion. The revenue generated from our incubation services increased by $490,857, or 18.13%, in the year ended March 31, 2018, as compared to the revenue generated in the year ended March 31, 2017. The increase in revenue was mainly due to a sustained and steady growing number of successfully funded crowdfunding projects that have turned into our incubation customers, as well as our higher work efficiency, due to our greater experience in incubation services, in fulfilling the increased client demand in the year ended March 31, 2018.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) consist primarily of professional fees (including consulting, audit and legal fees) and data service fees for our corporate and technical staff and the personnel supporting our corporate and technical staff, wages and salaries, impairment loss, travel expenses, rent expenses, business taxes and surcharges, and advertising expenses. Our Company’s selling, general and administrative expenses were $ 3,894,688 in the year ended March 31, 2018, which represents a $ 2,319,619 , or 147.27%, increase from $1,575,069 in the year ended March 31, 2017. The increase was due to large amount of one-time IPO professional fees, increased wages and benefits, and increased operating expenses and administrative expenses resulting from expanding our main business operation. Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $19,769 and $8,808 for the years ended March 31, 2018 and 2017, respectively.

Other Income and Expenses

Our Company’s other income was $374,877 in the year ended March 31, 2018, representing an increase of $211,727, or 129.77%, from $163,150 in the year ended March 31, 2017. The increase was due to the interest income generated from wealth management investment.

Taxes

The amount of income tax was $633,614 in the year ended March 31, 2018, representing a $169,287 or 36.46% increase from $464,327 in the year ended March 31, 2017. This increase was due to the increase in the revenues.

Net Income

Our Company generated a net income of $125,304 in the year ended March 31, 2018, which represents a $ 1,588,667, or 92.69%, decrease from $1,713,971 in the year ended March 31, 2017. The decrease in net income was mainly due to the increase of selling, general and administrative expenses and deduction of net income attributable to non-controlling interest.

Results of Operations for the years ended March 31, 2017, and 2016:

For the year ended March 31, 2017, we generated revenue of $3,590,217, of which $883,209, or approximately 25%, was from crowdfunding, $2,707,008, or approximately 75%, was from our incubation services, and $0, or approximately 0%, was from finder’s fees. For the year ended March 31, 2016, we generated revenue of approximately $1,662,406, of which approximately $767,779, or approximately 46%, was from crowdfunding, approximately $595,980, or approximately 36%, was from our incubation services, and approximately $298,647, or approximately 18%, was from finder’s fees. The revenues from our crowdfunding platform service increased by $115,430 or 15.03% for the year ended March 31, 2017 as compared to the year ended March 31, 2016. This increase was due to growth of our crowdfunding platform service both in terms of the number of projects and the number of registered users, through active marketing and promotion. The revenue from our incubation services increased by $2,111,028 or 354.21% for the year ended March 31, 2017 as compared to the year ended March 31, 2016. The increase was mainly due to a growing number of successfully funded projects that have turned into our incubation customers, as well as our continuing efforts to allocate a significant part of our resources to incubation services segment in order to fulfill increased client demand in the year ended March 31, 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of professional fees (including consulting, audit and legal fees) and data service fees for our corporate and technical staff and the personnel supporting our corporate and technical staff, wages and salaries, impairment loss, travel expenses, rent expenses, business taxes and surcharges, and advertising expenses. The Company’s selling, general and administrative expenses were $1,575,069 in the year ended March 31, 2017 and $983,783 in the year ended March 31, 2016, an increase of $591,286, or 60.10%, which was due to increased operating expenses and administrative expenses resulting from result of the expansion of our main business operation. Marketing expenses represented 9% of the total selling, general and administrative expenses for the year ended March 31, 2017, and 7.36% for the year ended March 31, 2016.

Other Income and Expenses

The Company’s other income was $163,150 in the year ended March 31, 2017 and $139,046 in the year ended March 31, 2016, an increase of $24,104 or 17.34%, due to interest income and relocation allowance from government provided by the Shangcheng District Government for temporary relocation of our business operation to Shangcheng District. The Company received interest income of $69,161 from short term held-to-maturities investments and bank deposits in the year ended March 31, 2017.

The Company incurred interest expenses of $61,883 in the year ended March 31, 2016. The Company also recognized a gain from sale of investments of $230,202, attributable to the sale of equity investment owned by the Company, impairment on investments of $30,118, and other expense was $459 in the year ended March 31, 2016.

Taxes

The amount of income tax increased from $164,817 for the year ended March 31, 2016 to $464,327 for the year ended March 31, 2017, an increase of $299,510 or 281.72%. This increase was due to the increase in the revenues.

Net Income

The Company had net income of $1,713,971 in the year ended March 31, 2017 and $652,852 in the year ended March 31, 2016, with an increase of $1,061,119 or 162.54%.

Taxation

We are incorporated in the Cayman Islands and conduct our primary business operations through our subsidiary and affiliated entities in the PRC. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Under the Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the Enterprise Income Tax Law, or the EIT Law, domestic enterprises and foreign investment enterprises, or FIE, are subject to a unified 25% enterprise income tax rate, except for certain entities that are entitled to tax holidays or exemptions.

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of $1,876,235, $2,051,252, and $337,281 as of March 31, 2018, 2017 and 2016, respectively because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

Critical Accounting Policies, Estimates and Judgments

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. Dollars.

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. The Company also includes subsidiaries over which a direct or indirect legal or effective control exists and for which the Company is deemed to direct the significant activities and has the obligation to absorb the losses or benefits of the entities. All intercompany accounts, balances and transactions with consolidated entities have been eliminated.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

We derive revenue principally from four main business:

Crowdfunding

The Company generates its revenue from success fees from transactions on the crowdfunding platform. Revenue from these transactions is accounted for at the moment a project is successfully funded.

At the start of a funding campaign, the entrepreneur enters into a contract with the Company pursuant to which he or she agrees to pay the Company a success fee once a successful fund-raising campaign for that entrepreneur closes. Once the funding campaign has closed, the Company’s success fee is either collected from the funds raised prior to transferring the net proceeds of the funding to the entrepreneur or to be collected from the entrepreneur after the net proceeds of the funding are transferred to the entrepreneur.

Upon completion of the funding campaign, services delivered under the contract with the entrepreneur have been completed and the Company recognizes its success fee revenues, net of any discounts given at the time the campaign has been closed successfully. Also, because the success fee percentage is stated in the contract with the entrepreneur prior to the start of the funding campaign, the Company believes that this amount is fixed and, assuming the successful conclusion of the funding campaign, collectible from the entrepreneur. This revenue recognition policy complies with ASC 606 in that it is based on written agreements with the entrepreneurs, contractual services have been completed, pricing is fixed and determinable based on agreements with the customer and collectability is reasonably assured as the customers of the Company have just received their new funding.

Incubation Service

The Company generates its revenue by providing business and operation advisory services relating to matters related to marketing, sales, and strategic planning, and ancillary services such as coordinating human resources, legal, accounting, operations, assisting with feasibility studies and other types of services at the election of the entrepreneur. The Company provides its incubation services on an ongoing and/or as-needed basis, pursuant to consulting agreements with the entrepreneurs. For ongoing basis services, revenue is recognized on an ongoing basis for the agreed periodic service fee. For as-needed basis, revenue is recognized when the contractual services have been completed.

Finder’s Service Fee

The Company generates its revenue for assisting any business entity in raising funds as well as for introducing business partners, acquisition candidates or other strategic relationships to the business entity, usually from one or more sources with which the Company or personnel have relationships. The Company provides its finder services pursuant to an agreement and revenue is recognized when the contractual services have been completed and the terms and conditions in the agreements have been met.

Procurement Service

We generate our revenues from service fees by providing procurement services relating to auto parts and accessories on an as needed basis. The transaction price is determined when the customer place an order with us. We recognize revenues when the procured goods have been transferred to and accepted by the customers as our performance obligation is completed.

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. Our Company has applied the five-step model to recognize revenue when we are probable that we will collect the consideration we are entitled to in exchange for the services we transfers to our clients. Our Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the amount billed to a customer, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible against allowances provided. Recoveries of accounts receivable previously written off are recorded when received.

Our Company reviews the collectability of accounts receivable based on an assessment of historical experience, current economic conditions, and other collection indicators. For the years ended March 31, 2018 and 2017, our Company has not experienced any uncollectible balances and after management assessed the credibility related to balances outstanding at March 2018, it determined that no additional allowance was necessary; accordingly, our Company has recorded allowances for doubtful accounts of $0 and $0, respectively.

Investments

Cost Method Investments

Direct and or indirect investments in business entities in which our Company does not have a controlling financial interest and has no ability to exercise significant influence over operating and financial policies (generally 0-20 percent ownership), are accounted for by the cost method.

Equity Method Investments

Direct and or indirect investments in business entities in which our Company does not have a controlling financial interest, and yet over whose operating and financial policies our Company has the ability to exercise significant influence (generally 20 – 50 percent ownership), are accounted for by the equity method.

Held-to-Maturity Investments

Our Company invested in certain held-to-maturity debt instruments. These investments were not impaired, and were recorded at their carrying values based on their amortized cost, which approximated their fair market value. Our Company has not recognized any unrecognized gain or losses in the other comprehensive income. There were no derivative instruments that were used to hedge these investments.

These investments derived interests in the amount of $310,105 and $68,967 for the years ended March 31, 2018 and 2017, respectively. The interests were recognized to our Company’s results of operations when they were earned. These investments were not collateralized with underlying assets by their issuers.

These investments are recorded as short-term investments as they had maturities with one year or less.

Fair Value of Financial Instruments

The accounting standard for fair value establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company’s current financial assets and liabilities approximate fair value due to their short-term nature and include cash accounts. The Company’s borrowings approximate fair value as the rates of interest are similar to what they would receive from other financial institutions.

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
March 31, 2018
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	4,744,328	4,744,328

March 31, 2017
Assets
Carried at (amortized) cost:
Corporate debt securities	-		-	-

B. Liquidity and Capital Resources

As of March 31, 2018, we had a working capital surplus of $9,768,862. As of March 31, 2018, we had cash of $3,937,490, which represents an increase of $715,129 from $3,222,361 as of March 31, 2017. The increase in cash was mainly due to the proceeds we received from issuance of ordinary shares. The cash has been used mainly in our investing activities, especially the acquisitions of investments. We have historically funded our working capital needs with cash flow from operations. According to our management’s estimates based on our budget, the collection of receivables, prepayments and return of investments, we believe that we will have sufficient resources to continue our activities at least for another 12 months.

The following tables sets forth selected cash flow information for the periods indicated:

	For the Years Ended
	March 31,	March 31,	March 31,
	2018	2017	2016

Cash flows from operating activities
Net income (loss) including noncontrolling interest	$125,303	$1,713,971	652,852
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	19,895	19,006	26,358
Gain on sale of investments	-	-	(230,202)
Impairment on investments	-	-	30,118
Changes in assets and liabilities
Increase in accounts receivables	(925,091)	(634,405)	(59,040)
(Increase)/decrease in other receivables and prepayments	(825,169)	148,487	(225,253)
(Increase)/decrease in related party receivables	(207,505)	516,904	(529,875)
(Increase)/decrease in deferred tax asset	-	(13,746)	64,713
Decrease in other current assets	33,042	-	481
(Decrease)/increase in accounts payables	(33,206)	-	14,257
Increase in taxes payable	819,336	703,448	192,006
(Decrease)/increase in accrued liabilities and other current liabilities	(18,486)	225,824	20,337
Net cash (used in)/provided by operating activities	(1,011,881)	2,679,489	(43,248)

Cash flows from investing activities
Investment in affiliated entities	-	-	(34,331)
(Acquisitions)/disposals of investments	(4,825,706)	-	253,253
Increase in related party receivables	-	842,544	(615,395)
Purchase of equipment and improvements	(1,447,870)	(1,682)	(16,976)
Decrease in rent and utility deposits	-	(43,572)	-
Purchase of intangible assets	-	-	(541)
Net cash (used in)/provided by investing activities	(6,273,576)	797,290	(413,990)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	7,731,271	-	1,076,324
Capital contribution from owners	145,232	-	-
Repayment of capital lease	-	(15,975)	(20,419)
Increase (decrease) in related party payable	27,075	(155,448)	(640,406)
Net cash provided by/(used in) financing activities	7,903,578	(171,423)	415,499

Net Increase/(decrease) of Cash and Cash Equivalents	618,121	3,305,356	(41,739)
Effect of foreign currency translation on cash and cash equivalents	97,008	(85,475)	(2,114)
Cash and cash equivalents–beginning of year	3,222,361	2,480	46,333
Cash and cash equivalents–end of year	$3,937,490	$3,222,361	2,480

Supplemental cash flow disclosures
Interest received	$312,856	$69,161	$-
Interest paid	$-	$-	$66,548
Income taxes paid	$285,749	$-	$-

Net Cash Used In Operating Activities

Net cash used in operating activities in the year ended March 31, 2018 was $1,011,881, primarily attributable to net income of $125,304, adjusted for depreciation of $19,895, primarily related to the depreciation of electronic equipment and office equipment. Adjustments for changes in assets and liabilities primarily included (i)an increase in accounts receivables of $925,091 (ii) an increase in other receivables and prepayments of $825,169, (iii) a decrease in related party receivables of 207,505, and (iv) a decrease in accounts payables of 33,206.

The primary reasons for an increase in our cash flow used in operating activities during the year ended March 31, 2018 were the expansion of our business, especially the auto parts business. As a result, the accounts receivables increased, as well as prepayments and prepaid expenses to our service suppliers, employees and Tax authorities.

Net cash provided by operating activities in the year ended March 31, 2017 was $2,679,489 This number was calculated with net income of $1,713,971, adjusted for depreciation of $19,006, primarily related to the depreciation of electronic equipment and office equipment. Adjustments for changes in assets and liabilities primarily included (i) an increase in account receivables of $634,405, which was due to an increase in operating income, (ii) an increase in tax payable of $703,448, which was due to the provision of VAT and income tax accrued and payable, and (iii) a decrease in related party receivables of $516,904, which was mainly due to receipt of technical service amount from a related party, HangZhou ZiFu Network Technology Co. Ltd, and (iv) an increase in accrued liabilities and other current liabilities of $225,824.

The primary drivers for our cash flow provided by operating activities during the year ended March 31, 2017 were the steady increase in the aggregate demand for our services which increased our net income. As such, the following also increased: the amounts of accounts receivables, income taxes payable, accrued expenses and other current liabilities such as wages, legal and professional fees. Our Company has incurred additional legal and professional fees related to filing for its initial public offering. Our Company also collected a significant amount of related party account receivables, which provided additional cash flows to our Company’s operation.

Net cash used in operating activities for the year ended March 31, 2016 was $43,248, and was primarily attributable to net profit of $652,852, adjusted for (i) depreciation of $26,358, primarily related to the depreciation of electronic equipment and office equipment, (ii) gain on sale of investment of $230,202, attributable to the sale of equity investment owned by the Company, and (iii) an impairment on investments of $30,118. Adjustments for changes in assets and liabilities primarily included (i) an increase in other receivables and prepayments of $225,253, related to payment of rental lease deposit and advance payments to suppliers; and (ii) an increase in related party receivables of $529,875, related to service revenues generated from related parties as well as amounts disbursed on behalf of related parties and service fee receivable. The Company’s deferred tax asset decreased $64,713 while income taxes payable increased as a result of the net profit of $662,852 generated for the year ended March 31, 2016.

The primary driver for our cash flow from operating activities during the year ended March 31, 2016 was the increase in service revenues which result in net profit of $652,852 for the year ended March 31, 2016 as compared to a net loss of $250,240 in the same period of 2015. The cash flows generated from the service revenues were used to offset the cash outflows and expenditures.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended March 31, 2018 was $6,273,576, which was attributable to acquisitions of investments and purchase of equipment. Net cash provided by investing activities for the year ended March 31, 2017 was $797,290, which was attributable to the collection of related party receivables.

The primary drivers for our cash used in investing activities during the year ended March 31, 2018 were (i) the acquisition of investment of Hangzhou TaiKeXi Dacheng, a new added business that need lots of money to expand and (ii) the purchase of office equipment and non-refundable prepayments for improvements to an office space. The primary driver for our cash generated from investing activities during the year ended March 31, 2017 was the sales proceeds from the equity investment in Hangzhou Chushi.

Net cash used in investing activities was $413,990 for the year ended March 31, 2016, which was primarily attributable to investment in affiliated entities, increase in related party receivables and purchase of equipment. The primary driver for our cash flow from investing activities during the year ended March 31, 2016 was increase in outstanding receivables from related parties representing working capital advances and loans made to related parties. We no longer engage in such investment activities as of June 2015, but may receive further sales proceeds for the remainder of our investment.

The details on investment in entities and its valuations are as follows:

JiaXing YiTou ShangMa Investments Limited Partnership Company

On December 2014, our Company acquired 10% of the ownership interest in JiaXing YiTou ShangMa Investments Limited Partnership Company (“JiaXing YiTou”). JiaXing YiTou invests in industrial companies and investment management. It is located in Jiaxing City, Zhejiang Province, PRC. The cash consideration of $15,509 (RMB 100,000) was paid in as equity capital. Such investment is accounted for under the cost method. Our Company recognized an investment income of $0 and $0 as other income for the years ended March 31, 2018 and 2017, respectively. Our Company recognized an impairment loss on investment in the amount of $0 and $0 for the years ended March 31, 2018 and 2017.

Investments Valuation

Our Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors Our Company considers in its determination are the length of time that the fair value of the investment is below Our Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as industry data, general economic conditions, cash flows forecasts or any recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value.

Our Company evaluates its cost method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0, $0, and $0 for the years ended March 31, 2018, 2017, and 2016, respectively.

The carrying amount of the investments consist of the following:

	March 31, 2018	March 31, 2017
JiaXing YiTou ShangMa Investments Limited Partnership Company	$75,547	$72,563
Total, net	$75,547	$72,563

The details on property and equipment consist of the following:

	March 31, 2018	March 31, 2017
Leasehold improvements	$755,466	$-
Computer and equipment	202,292	50,267
Motor vehicle	161,074	25,468
Less-Accumulated depreciation	(58,456)	(42,911)
Total, net	$1,060,376	$32,824

The Company made non-refundable prepayments for improvements to an office space; architectural and construction work has begun, but the improvements are not yet completed; accordingly, the asset has yet to be placed into service, and the Company has yet to record depreciation for the improvements.

For the years ended March 31, 2018, 2017, and 2016, depreciation expense was $18,852, $21,039, and $20,838, respectively.

Net Cash Provided By Financing Activities

Net cash provided by financing activities for the year ended March 31, 2018 was $7,903,578, which was primarily attributable to proceeds from issuance of ordinary shares of $7,731,271 and an increase in capital contribution from owners of $145,232. Thus the primary driver was the capital contribution from our shareholders.

Net cash used in financing activities for the year ended March 31, 2017 was $171,423 which was primarily attributable to repayment of capital lease of $15,975 and repayment of related party working capital loans from Mr. Yu Han, our CEO, Mr. Xu Liao, Marketing Manager of Long Yun and Mr. Qiang Yuan, CTO of Long Yun.

Net cash provided by financing activities of $415,499 for the year ended March 31, 2016. The primary driver for our cash flow from financing activities for the year ended March 31, 2016 was the capital contribution from our principal shareholder and the repayment of related party payables previously advanced to us as working capital advances and borrowings to support our business operation.

Working Capital

As of March 31, 2018, we had a working capital surplus of $9,768,862, an increase of $6,906,227 from $2,862,635 as of March 31, 2017, mainly due to the increase in current assets: (i) increase in trade accounts receivables of $937,187, (ii) increase in other receivables and prepayments of $1,143,012 and (iii) new added short-term investments of $4,744,328.

Capital Expenditures

As of March 31, 2018, we had capital expenditures of $1,052,088, an increase of $1,045,569 from $6,519 as of March 31, 2017, mainly due to the purchase of non-current assets: (i) prepayments for architectural and construction work of an office space (ii) increase in property, plant and equipment due to the purchase of Computer and equipment and Motor vehicle (iii) purchase of new financial software.

Impact of Inflation

We do not believe the impact of inflation on our company is material.

Impact of Foreign Currency Fluctuations

Our subsidiaries and VIE maintain their books and records in RMB. Our reporting currency is USD. In general, for consolidation purposes, we translate assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income. The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect is shown below:

	March 31,	March 31,	March 31,
	2018	2017	2016
Period/year end RMB:US$ exchange rate	6.61843	6.89053	6.4479
Period/annual average RMB:US$ exchange rate	6.50682	6.729145	6.3178
Period/year end HKD:US$ exchange rate	7.77047	7.77047	7.7544
Period/annual average HKD:US$ exchange rate	7.75883	7.75883	7.7566

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal year ended March 31, 2018 and 2017.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the existing definition of a business and provides a framework for evaluating whether a transaction should be accounted for as an acquisition (or disposal) of assets or a business. The ASU requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities (collectively, the set) is not a business. To be considered a business, the set would need to include an input and a substantive process that together significantly contribute to the ability to create outputs. The standard also narrows the definition of outputs. The definition of a business affects areas of accounting such as acquisitions, disposals and goodwill. Under the new guidance, fewer acquired sets are expected to be considered businesses. For the Company, this ASU is effective January 1, 2018 on a prospective basis with early adoption permitted. The Company has adopted this guidance, and determined that there was no material impact to the financial statements presented herein.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. Under the new standard, goodwill impairment would be measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. This ASU eliminates existing guidance that requires an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. For the Company, this ASU is effective prospectively to impairment tests beginning January 1, 2020, with early adoption permitted at the time of any interim impairment test that may be performed prior to that date. The Company has adopted this ASU in the fourth quarter of 2017 and determined that there was no material impact to the financial statements presented herein.

In February 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessees to recognize assets and liabilities for leases with lease terms of more than 12 months in the balance sheet. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new guidance is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company will adopt this guidance in April of 2018.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The Company  has adopted this new guidance and has re-evaluated its revenue recognition principles to ensure that they are in line with this guidance.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses.

ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. The ASU also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. The Company has adopted the new guidance.

C. Research and Development, Patents and Licenses, etc.

Intellectual Property

As of March 31, 2018, we hold 3 trademarks in the PRC, and had registered 11 domain names relating to our business, including our corporate website, www.dvintinc.com, our crowdfunding operation, website www.5etou.cn, and www.taxiqi.com for displaying our business and operation information, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Our current ICP license for our crowdfunding operation will expire in December 2020. We are not required to acquire an ICP license for our www.taxiqi.com website because Hangzhou Dacheng does not provide services through this website, and the website is used for information distribution and display only .

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2017 to March 31, 2018 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year ended March 31, 2018 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Contractual Obligations

The following table summarizes our contractual obligations to make future payments, as well as an estimate of the timing in which we expect to satisfy these obligations as of March 31, 2018:

Operating lease commitments for office facility

Our Company has leased multiple office premises by entering into operating lease agreements. Different terms and renewal rights are provided to our Company under the agreements. The future aggregate minimum lease payments under operating leases are as follows:

Periods
For year ended March 31, 2019	$591,833
For year ended March 31, 2020	424,974
For year ended March 31, 2021	392,318
For year ended March 31, 2022	9,946
Thereafter	8,184
Total	$1,427,255

For the years ended March 31, 2018, 2017, and 2016, the Company incurred rental expenses under operating leases of $308,238 and, $114,096, and $64,494 respectively.

In February 2017, our Company cancelled lease agreements with HI-PARK prior to the end of their terms. Our obligation under one of the lease agreements to pay any future rent was waived by the unaffiliated third-party landlord of the property as our Company satisfied certain annual obligations according to the terms and conditions of the lease agreement, whereas we accrued rent expenses and penalties for the rest of the cancelled lease agreements. As of March 31, 2018, as a result of the cancellation of these lease agreements, our Company accrued rent expenses and penalties totaling $111,885 (RMB 770,950).

In January 2017, our Company entered into lease agreement for office space in Hong Kong for a duration of two years.

In February 2017, our Company entered into lease agreements for office space in Hangzhou, China for a duration of two years.

For details refer to “Item 4. Information On The Company – Business Overview — Facilities/Property.”

Capital leases commitments

Our Company has leased motor vehicle under non-cancellable capital lease agreements which expired on January 2017.

For the years ended March 31, 2018, 2017, and 2016 our Company incurred interest expenses under capital leases of $0, $0, and $2,763, respectively.

G. Safe Harbor

This annual report contains “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	the acceptance of crowdfunding by both participants and projects seeking funding, and the development of crowdfunding as a means of raising funding;

●	the response of participants in crowdfunding to any difficulties encountered by companies raising funds through reward-based crowdfunding;

●	changes in the regulations of PRC government bodies and agencies relating to reward-based crowdfunding and donation-based crowdfunding;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to provide participants in projects using our platform with a secure and acceptable payment method;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our right to use our trademark, 5etou in the PRC, which is our only market.

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Jianjun Sun, our chief executive officer;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Item 3. Key Information – D. Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Jianjun Sun	41	Chief Executive Officer; Chairman and Director
Hongyu Zhang	29	Director
Cloris Li	35	Director
Wenbing Wang	47	Director
Han Zhang	37	Director
Xiaohua Gu	44	Chief Financial Officer
Chao Fu Chen	51	Chief Operating Officer
Bo Lyu	39	Board Secretary

The following is a brief biography of each of our executive officers and directors:

Mr. Jianjun Sun has served our CEO since October 23, 2017. Mr. Sun was a director responsible for administrative affairs, human resources, accounting and asset management, for Hangzhou Qinghefang Asset Management Co. Ltd., a state-owned enterprise from June 2015 to September 2017. Mr. Sun was a director of Hangzhou Qinghefang District Joint Committee, responsible for managing Hangzhou Qinghefang Historical District Management Committee, a governmental agency from June 2015 to September 2017. Mr. Sun was the Division Chief of Administrative and Management Affairs Division, Hangzhou Qinghefang Historical District Management Committee, and was responsible for administrative affairs, human resources, accounting and asset management from July 2012 to May 2015.

Mr. Hongyu Zhang has served as the Director of Sales for IBM Greater China Region Business Unit since 2012, and has served as the evaluation director of the Export-Import Bank of China Evaluation department since 2013. Mr. Zhang graduated from China Foreign Affairs University with a degree in 2011 and the University of Alberta with a degree in 2012.

Ms. Cloris Li is one of our independent directors. Ms. Li has served as the Chief Financial Officer of China Education Alliances, Inc. since 2011 to present. From 2010 to 2011, Ms. Li worked as a consultant with PricewaterhouseCoopers, focusing on the function of assurance and risk & control, providing audit, internal control advice and SOX compliance services to both public and private companies. From 2004 to 2006, Ms. Li served as senior auditor and tax advisor in national accounting firm in Australia, providing financial auditing, planning and tax advice to both local and multinational companies. Ms. Li graduated from Queensland University Technology Australia with a Bachelor of Business (Accountancy) in 2004.

Mr. Wenbing Wang is one of our independent directors. Mr. Wang has served in key roles in U.S. listed Chinese companies and prestigious financial institutions. In addition to investment banking and private equity experience at Credit Suisse First Boston (Hong Kong) Ltd., Century Investment Corporation, and Redwood Capital, Mr. Wang has served as the President and Chief Financial Officer of Fushi Copperweld. Mr. Wang holds a bachelor’s degree in Scientific English from University of Science and Technology Beijing and a MBA degree in Finance and Corporate Accounting from University of Rochester.

Ms. Han Zhang is one of our independent directors. Ms. Zhang has served as the legal director of Shinecome Technology Limited since 2015. From 2014 t0 2015, Ms. Zhang worked as an attorney at Guantao Law Firm (Hangzhou). From 2008 to 2013, Ms. Zhang worked as an International Law Specialist at Morris, Manning and Martin LLP. From 2007 to 2008, Ms. Zhang worked as a Chinese Law Specialist at Womble Carlyle Sandridge & Rice, PLLC. Ms. Zhang received her Master of Laws degree (L.L.M) from Emory University School of Law in 2007. Ms. Zhang was chosen as a director because of her experience with capital market and her legal background.

Mr. Xiaohua Gu has been our CFO since August 1, 2016. Mr. Gu is well suited for this position with more than 10 years of experience in financial auditing and accounting. Mr. Gu has been the CFO of Long Yun since October 2015. From July 2006 to February 2010, Mr. Gu was the Hangzhou branch manager of the KPMG Consulting (China) CO., Ltd. From March 2010 to February 2012, Mr. Gu Xiaohua was the partner of RichLink International Investment Co., Ltd. From March 2012 to present, Mr. Gu has been a Director of China Education Group, Associate Director of HEP CPA Shanghai Branch and a Director of Hailiang Education Group Inc. Mr. Gu holds a Master’s Degree in Newcastle University and a Master’s Degree in Finance in Leeds Metropolitan University.

Mr. Chao Fu Chen has been our COO since August 1, 2016. Mr. Chen is well qualified for this position because he has many years of operating and management experience in internet and technology companies. From January 2015 to present, Mr. Chen has been the COO of our Long Yun. From 2010 to 2015, he was the Independent Director of Japan Raikoku Company Limited. Mr. Chen holds a Bachelor Degree from Chung Yuan Christian University for Business Administration.

Mr. Bo Lyu has served as the Company’s Board Secretary since December 2017. Mr. Lyv served as the board secretary of Hailiang Education Group Inc. (Nasdaq Listed: HLG) from 2014 to August 2017. From 2009 to 2013, Mr. Lyu worked as an investment manager in Hailiang Group Co. Ltd., which was the then parent company of Hailiang Education Group Inc., Zhejiang Hailiang Co. Ltd. (SSE Listed: 002203) and Hailiang International Holding Co. Ltd. (HKSE listed: 02336). Mr. Lv received his bachelor’s degree in International Investment from Wuhan University in 2001 and his master degree in Finance from the National Economics Department of Albert-Ludwigs-Universität Freiburg in 2008.

Pursuant to our amended and restated articles of association, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

B. Compensation of Directors and Executive Officers

For the year ended March 31, 2018, we paid an aggregate amount of RMB 5,030,146 (approximately US$773,057) in cash compensation to our directors and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended March 31, 2018.

C. Board Practices

Board of Directors

Our board of directors currently consists of five (5) directors, including three (3) independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to any separate requirement for Audit Committee’s (as defined in our articles of association) approval under applicable law or the listing rules of Nasdaq Capital Market, a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting. All of the directors will serve until and will stand for re-election on the date of the next annual general meeting, unless resigned or otherwise removed prior to such date.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of Ms. Cloris Li, Mr. Wenbing Wang and Ms. Han Zhang. Mr. Wenbing Wang will be the chairman of our audit committee. We have determined that Ms. Cloris Li, Mr. Wenbing Wang and Ms. Han Zhang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Ms. Cloris Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.

Our compensation committee consists of Ms. Cloris Li, Mr. Wenbing Wang and Ms. Han Zhang upon the effectiveness of their appointments. Ms. Zhang is the chairman of our compensation committee. We have determined that Ms. Cloris Li, Mr. Wenbing Wang and Ms. Han Zhang will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Ms. Cloris Li, Mr. Wenbing Wang and Ms. Han Zhang. Ms. Zhang is the chairperson of our nominating and corporate governance committee. Ms. Cloris Li, Mr. Wenbing Wang and Ms. Han Zhang satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Cloris Li, Wenbing Wang, and Han Zhang satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors and the shareholders voting by ordinary resolution.

Employment Agreements

We have entered into employment agreements with each of our executive officers where each is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

D. Employees

As of March 31, 2018, we had an aggregate of 43 employees, of which 28 are Long Yun employees and 25 are Hangzhou Dacheng employees, all of which are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 29, 2018 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 11,421,394 ordinary shares outstanding as of July 29, 2018.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Beneficial Owners	Ordinary Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Jianjun Sun Chief Executive Officer and Chairman	0	0%
Chao Fu Chen Chief Operating Officer	0	0%
Xiaohua Gu Chief Financial Officer	0	0%
Hongyu Zhang (1) Director	600,000	5.25%
Han Zhang Director	0	0%
Cloris Li Director	0	0%
Wenbing Wang Director	0	0%
All directors and executive officers as a group (7 individuals)	600,000	5.25%
5% Shareholders:	7,250,000	63.5%
Yu Han (2)	760,000	6.65%
Koulin Han (3)
Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands
Guomiao Chen No. 14, Unit 5, Xiaosibu Village, Yipeng Town, Xiaoshan District, Hangzhou, PRC	900,000	7.87%

(1)	Hongyu Zhang is a Director and also the 100% owner of Hong Limited that holds 600,000 Ordinary Shares.
(2)	Mr. Yu Han is the 100% owner of Honesty Heart Ltd., which holds 7,250,000 Ordinary Shares.
(3)	Ms. Koulin Han is the 100% owner of Destiny Links Management Ltd. that holds 760,000 Ordinary Shares. There is no familial relationship nor business relationship between Mr. Yu Han and Ms. Koulin Han except they are both current stockholders of our Company.

As of the date of this annual report, none of our outstanding ordinary shares are held by record holders in the United States. None of our existing shareholders have different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with WFOE II, Long Yun and Its Shareholders

To comply with PRC laws restricting foreign ownership in the crowdfunding business in China, we conduct our crowdfunding business through Long Yun, a VIE entity that we control through a series of contractual arrangements between our PRC subsidiary WFOE II, Long Yun and its shareholders, Mr. Yu Han, and Ms. Koulin Han. Such contractual arrangements provide us (i) the power to control Long Yun, (ii) the exposure or rights to variable returns from our involvement with Long Yun, and (iii) the ability to affect those returns through use of our power to control Long Yun to affect the amount of our returns. Therefore, we control Long Yun. For a description of these contractual arrangements, see “Item 4. Information on The Company — A. History and Development of the Company”.

Material Transactions with Related Parties

Material Transactions with Related Parties For the Fiscal Year Ended March 31, 2018

Advances to Related Parties

As of March 31, 2018, outstanding advances that the Company had made to Mr. Yu Han, our former CEO, were $47,369, to Mr. Mangyue Sun, director and CEO of Hangzhou Dacheng, our PRC subsidiary, $226,545. The outstanding receivables from Mr. Yu Han consist of working capital advances and borrowings or cash advances for travel expenses. These amounts are due on demand and non-interest bearing. The outstanding receivables from Mr. Mangyue Sun consist of working capital advances and borrowings or cash advances for travel expenses. These amounts are due on demand and non-interest bearing.

Advances and Loans from Related Parties

As of March 31, 2018, the outstanding loan payable to Mr. Yu Han, our principal shareholder and former CEO, is $6,955, which is due-on-demand and non-interest bearing, for working capital advances and borrowings.

As of March 31, 2018, the outstanding loan payable to Mr. Jianjun Sun, our CEO, was $19,971. The amount is due-on-demand and non-interest bearing, for working capital advances and borrowings.

Rent Owed

As of March 31, 2018, the outstanding rent owed to Hangzhou Tianqi Network Technology Co. Ltd., in which Mr. Yu Han is a 27% shareholder, was $44,726, and is due-on-demand and non-interest bearing.

Material Transactions with Related Parties For the Fiscal Years Ended March 31, 2017 and 2016

Advances to Related Parties

As of March 31, 2016, outstanding advances that the Company had made to Mr. Yu Han, our CEO, was $767,300. The advance is due on demand and non-interest bearing. This loan has been fully repaid by October 9, 2016 when Mr. Yu Han repaid $1,334,064 (RMB 8,917,562) to the Company.

As of March 31, 2017, outstanding advances that the Company had made to Mr. Yu Han, our CEO, was $37,425, to Mr. Qiang Yuan, the CTO of Hangzhou Longyun, $23,190, and to Xu Liao, Long Yun’s marketing manager, $6,530. The advances were for travel expense petty cash.

Advances and Loans from Related Parties

For the year ended March 31, 2016, Mr. Yu Han, the Company’s CEO, made due-on-demand and non-interest bearing loans of $162,228 to the Company. As of March 31, 2016, the outstanding loan payable to Mr. Yu Han is $162,228. As of March 31, 2017, the outstanding loan payable to Mr. Yu Han is $53,402.88.

Accounts receivables from related parties

As of March 31, 2016, accounts receivable from Hangzhou ZiFu Network Technology Co. Ltd., an entity controlled by our principal shareholder Mr. Yu Han and under common control with the Company is $451,459. This was paid off as of October 9, 2016. As of the date of this prospectus, we have no outstanding accounts receivables from related parties.

Employment Agreements with Directors and Officers

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with United States GAAP.

B. Legal Proceedings

We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

C. Dividend Policy

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our BVI subsidiary, Sweet Lollipop Co., Ltd..

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Sweet Lollipop only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further setaside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Item 10. Additional Information – E. Taxation — People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Long Yun to WFOE II, pursuant to contractual arrangements between them, and the distribution of such payments to Longyun HK as dividends from our PRC subsidiaries. Certain payments from our Long Yun to WFOE II are subject to PRC taxes, including business taxes and VAT. In addition, if Long Yun or our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

D. Significant Changes

Except as disclosed elsewhere in this annual report on Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “LYL.” Our ordinary shares began trading on October 20, 2017.

The following table provides the high and low trading prices for our ordinary shares on the NASDAQ Global Market for the periods specified.

	Sales Price (US $)
	High	Low
Annual High and Low
2018 (from October 20, 2017)	11.38	2.84
Quarterly High and Low
First Quarter 2018	6.38	3.2
Second Quarter 2018 (through July 29, 2018)	4.66	3.10
Monthly High and Low
February 2018	4.63	3.84
March 2018	4.09	3.2
April 2018	4.01	3.38
May 2018	4.66	3.33
June 2018	4.24	3.10
July 2018 (through July 29, 2018)	3.15	2.84

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares, have been listed on the NASDAQ Capital Market since September 15, 2017 under the symbol “LYL.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibits 3.1 and 3.2 to our F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Enterprise Taxation

Under the corporate income tax Law (“CIT Law”), an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC corporate income tax purposes and is generally subject to a uniform 25% corporate income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that we are a PRC resident enterprise for PRC corporate income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, we may be subject to corporate income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC corporate income tax Law, we may be classified as a PRC resident enterprise for PRC corporate income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in our initial public offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in our initial public offering or any other offerings. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this our initial public offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we have raised in this our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our 2017 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our WFOE II as being wholly owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of the WFOE II but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we have raised in our initial public offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we have raised in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Item 10. Additional Information – E. Taxation — United States Federal Income Tax Consideration – Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including NASDAQ. If the ordinary shares are regularly traded on NASDAQ and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File Number 333-214932), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on Form 20-F on our website www.dvintinc.com. In addition, we will provide hardcopies of our annual report free of charge to upon request.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read the following information in conjunction with Item 5, “Operating and Financial Review and Prospects;” Item 3, “Risk Factors;” and our consolidated financial statements, including the related notes thereto, both of which are included elsewhere in this annual report on Form 20-F. The following discussion about our financial risk management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

Foreign Exchange Risk

Our financial statements are expressed in Renminbi, and substantially all of our revenue, costs and expenses are denominated in Renminbi. Additionally, our cash and cash equivalents are held in both Renminbi and U.S. dollars. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi may affect our results of operations and financial condition.

The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005 though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares. As of March 31, 2018, we had U.S. dollar-denominated cash balances of US$1,447,324. Assuming we had converted the US$1,447,324 into the Renminbi at the exchange rate of US$1 for RMB 6.61843 as of March 31, 2018, this cash balance would have been RMB9,579,013. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased by RMB 95,790.54 (approximately US$14,473).

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2018, and 2017, $ 4,744,328 and $ 0 of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from incubation and crowd funding, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or other financial assets. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	March 31, 2018
Non-derivative financial instruments	Carrying amount		Contractual cash flows	1 year or less
Trade and other payables	RMB	350,492		RMB	350,492
	US$	(52,957)		US$	(52,957)

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2%, and 1.6%, in 2016, 2017, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. Defaults

None.

B. Arrears and Delinquencies

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-214932) for our initial public offering of 1,421,394 ordinary shares, which registration statement was declared effective by the SEC on July 28, 2017. Boustead Securities LLC was the underwriter for our initial public offering.

For the period from the effective date of the registration statement to March 31, 2018, our expenses incurred and paid to others in connection with the issuance and distribution of the Ordinary Shares totaled US$692,000. We did not receive any proceeds from our initial public offering from the effective date to March 31, 2018. We received net proceeds of US$7,731,271 from our initial public offering on September 15, 2017.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2018. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2018 were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of qualified internal accounting personnel with sufficient knowledge of the US GAAP and SEC reporting standard. The Company has retained external staff with sufficient knowledge of the US GAAP and SEC reporting standard.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Cloris Li is the audit committee financial expert.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended March 31,
	2017		2018
	(In thousand)
Audit fees (1)	RMB	715.3	RMB	751	US$	109
Audit-related fees		20		12		1.8
Tax fees		0		0		0
All other fees		0		0		0

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NASDAQ Capital Market, we are subject to the NASDAQ Capital Market corporate governance listing standards. However, NASDAQ Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Capital Market corporate governance listing standards.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under NASDAQ Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Dragon Victory International Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
1.2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
2.1	Registrant’s Specimen Certificate for Ordinary Shares †
2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.2	Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.6 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.3	Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.7 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.4	Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.8 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.5	Power of Attorney, Dated August 19, 2016 (incorporated by references to Exhibit 10.9 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.6	English Translation of the Termination Agreement to the Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.7	English Translation of the Termination Agreement to the Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.8	English Translation of the Termination Agreement to the Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.9	English Translation of the Termination Agreement to the Power of Attorney From Ms. Koulin Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.10	English Translation of the Termination Agreement to the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.5 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.11	English Translation of the Exclusive Business Cooperation Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.6 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.12	English Translation of the Share Pledge Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.7 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.13	English Translation of the Exclusive Option Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.8 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.14	English Translation of the Power of Attorney from Ms. Koulin Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.9 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.15	English Translation of the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.10 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.16	Amended and Restated Employment Agreement between Dragon Victory International Limited and Xiaohua Gu dated December 30, 2016 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.17	Amended and Restated Employment Agreement between Dragon Victory International Limited and Chao Fu Chen dated December 30, 2016 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.18	Service Agreement between Hangzhou Longyun Network Technology Co., Ltd and Union Mobile Pay E-Commerce Co., Ltd dated March 24, 2016 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.19	Form of Investors Service Agreement between Hangzhou Longyun Internet Technology Co. Ltd. and investors (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.20	Indemnification Agreement by and between Dragon Victory International Limited and a director and/or an officer of the Company (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.21	Form of Crowdfunding Project Agreement (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.22	Feng Huang Zhong Xin Lease Agreement dated February 20, 2017 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on June 13, 2017)
4.23	Feng Huang Zhong Xin Lease Agreement dated February 20, 2017 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on June 13, 2017)
4.24*	Lease Agreement between WFOE II and Zhejiang Huacheng Real Estate Group Co., Ltd. Dated January 29, 2018
4.25*	Employment Agreement between the Registrant and Jianjun Sun dated October 23, 2017
4.26*	Strategic Cooperation Agreement between the Registrant and Jiawei Cao dated November 6, 2017
4.27*	Lease Agreement between Long Yun International Holdings Limited and Smart Huge Investments Limited dated January 12, 2017
8.1*	List of subsidiaries of the Registrant
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dragon Victory International Limited

By:	/s/ Jianjun Sun
Name: Jianjun Sun
Title: Chief Executive Officer and Chairman of the Board

Date: July 31, 2018

To:         The Board of Directors and Stockholders of

Dragon Victory International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dragon Victory International Limited (the Company) as of March 31, 2018 and 2017, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since June 29, 2016

San Mateo, California

July 31, 2018

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2018	2017

ASSETS
Current assets
Cash and cash equivalents	$3,937,490	$3,222,361
Trade accounts receivable, net	1,610,865	673,678
Other receivables and prepayments	1,233,425	90,413
Related party receivables	266,959	67,145
Short-term investments	4,744,328	-
Total current assets	11,793,067	4,053,597
Non-current assets
Investment	75,547	72,563
Property, plant and equipment, net	1,060,376	32,824
Intangible assets, net	1,369	812
Other assets	87,339	52,739
TOTAL ASSETS	13,017,698	4,212,535

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	52,957	63,483
Taxes payable	1,670,273	830,606
Accrued liabilities and other current liabilities	236,277	253,913
Related party payable	64,698	42,960
Total current liabilities	2,024,205	1,190,962
TOTAL LIABILITIES	2,024,205	1,190,962

COMMITMENTS & CONTINGENCIES

EQUITY
Dragon Victory Stockholders' Equity
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 11,421,393 and 10,000,000 shares issued and outstanding, respectively	1,142	1,000
Additional paid-in capital	8,929,968	1,053,607
Statutory reserves	433,479	65,331
Retained earnings	1,876,235	2,051,252
Accumulated other comprehensive income	(168,541)	(149,617)
Total Dragon Victory stockholders’ equity	11,072,283	3,021,573
Noncontrolling interest	(78,790)	-
TOTAL EQUITY	10,993,493	3,021,573
TOTAL LIABILITIES AND STOCHOLDERS' EQUITY	$13,017,698	$4,212,535

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	March 31,	March 31,	March 31,
	2018	2017	2016

Revenues	$4,278,729	$3,590,217	$1,662,406

Operating expenses
Selling, general and administrative expenses	3,894,688	1,575,069	983,783
Total operating expenses	3,894,688	1,575,069	983,783

Income from operations	384,041	2,015,148	678,623

Other income (expenses):
Gain on sale of investments	-	-	230,202
Impairment on investments	-	-	(30,118)
Other income	93,639	118,935	1,141
Other expenses	(31,617)	(24,946)	(459)
Interest income	312,855	69,161	163
Interest expense	-	-	(61,883)
Total other income (expenses)	374,877	163,150	139,046

Income before tax	758,918	2,178,298	817,669
Income tax	(633,614)	(464,327)	(164,817)
Net income including noncontrolling interest	125,304	1,713,971	652,852

Less: loss attributable to noncontrolling interest	(67,827)	-	-

Net income attributable to Dragon Victory	$193,131	$1,713,971	$652,852

Net income including noncontrolling interest	$125,304	$1,713,971	$652,852
Other comprehensive income (loss):
Foreign currency translation loss	(29,887)	(146,008)	(2,643)
Comprehensive income (loss) including noncontrolling interest	$95,417	$1,567,963	$650,209
Comprehensive income (loss) attributable to noncontrolling interest	$(78,790)	$-	-
Comprehensive income (loss) attributable to Dragon Victory	$174,207	$1,567,963	$650,209
Earnings per share attributable to Dragon Victory common stockholders
Basic	$0.02	$0.17	0.07
Diluted	$0.02	$0.17	0.07

Weighted average shares outstanding-Dragon Victory
Basic	10,771,058	10,000,000	10,000,000
Diluted	10,771,058	10,000,000	10,000,000

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	March 31,	March 31,	March 31,
	2018	2017	2016

Cash flows from operating activities
Net income including noncontrolling interest	$125,303	$1,713,971	652,852
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	19,895	19,006	26,358
Gain on sale of investments	-	-	(230,202)
Impairment on investments	-	-	30,118
Changes in assets and liabilities
Increase in accounts receivables	(925,091)	(634,405)	(59,040)
(Increase)/decrease in other receivables and prepayments	(825,169)	148,487	(225,253)
(Increase)/decrease in related party receivables	(207,505)	516,904	(529,875)
(Increase)/decrease in deferred tax asset	-	(13,746)	64,713
Decrease in other current assets	33,042	-	481
(Decrease)/increase in accounts payables	(33,206)	-	14,257
Increase in taxes payable	819,336	703,448	192,006
(Decrease)/increase in accrued liabilities and other current liabilities	(18,486)	225,824	20,337
Net cash (used in)/provided by operating activities	(1,011,881)	2,679,489	(43,248)

Cash flows from investing activities
Investment in affiliated entities	-	-	(34,331)
(Acquisitions)/disposals of investments	(4,825,706)	-	253,253
Increase in related party receivables	-	842,544	(615,395)
Purchase of equipment and improvements	(1,447,870)	(1,682)	(16,976)
Decrease in rent and utility deposits	-	(43,572)	-
Purchase of intangible assets	-	-	(541)
Net cash (used in)/provided by investing activities	(6,273,576)	797,290	(413,990)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	7,731,271	-	1,076,324
Capital contribution from owners	145,232	-	-
Repayment of capital lease	-	(15,975)	(20,419)
Increase/(decrease) in related party payable	27,075	(155,448)	(640,406)
Net cash provided by/(used in) financing activities	7,903,578	(171,423)	415,499

Net Increase/(decrease) of Cash and Cash Equivalents	618,121	3,305,356	(41,739)
Effect of foreign currency translation on cash and cash equivalents	97,008	(85,475)	(2,114)
Cash and cash equivalents–beginning of year	3,222,361	2,480	46,333
Cash and cash equivalents–end of year	$3,937,490	$3,222,361	2,480

Supplemental cash flow disclosures
Interest received	$312,856	$69,161	$-
Interest paid	$-	$-	$66,548
Income taxes paid	$285,749	$-	$-

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Dragon Victory Company Stockholders
	Ordinary Shares $0.0001 Par		Additional			Accumulated Other
	Value		Paid-in	Staturory	Retained	Comprehensive	Noncontrolling
	Shares	Amount	Capital	Reserves	Earnings	Income	Interest	Totals
Balances at April 1, 2015	100,000,000	$10,000	$(9,000)	$-	$(250,240)	$(966)	$-	$(250,206)
Reverse stock split (1-for-10)	(90,000,000)	(9,000)	9,000	-	-	-	-	-
Capital contributions by owners	-	-	1,054,607	-	-	-	-	1,054,607
Adjustment as recapitalization from VIE	-	-	(1,000)	-	-	-	-	(1,000)
Net income	-	-	-	65,331	587,521	-	-	652,852
Cummulative translation adjustment	-	-	-	-	-	(2,643)	-	(2,643)
Balances at March 31, 2016	10,000,000	$1,000	$1,053,607	$65,331	$337,281	$(3,609)	$-	$1,453,610
Net income	-	-	-	-	1,713,971	-	-	1,713,971
Cummulative translation adjustment	-	-	-	-	-	(146,008)	-	(146,008)
Balances at March 31, 2017	10,000,000	$1,000	$1,053,607	$65,331	$2,051,252	$(149,617)	$-	$3,021,573
Proceeds from sale of Common Stock	1,421,393	142	7,731,129	-	-	-	-	7,731,271
Capital contributions by owners	-	-	145,232	-	-	-	-	145,232
Net income (loss)	-	-	-	-	193,131	-	(67,827)	125,304
Appropriations of retained earnings	-	-	-	368,148	(368,148)	-	-	-
Cummulative translation adjustment	-	-	-	-	-	(18,924)	(10,963)	(29,887)
Balances at March 31, 2018	11,421,393	$1,142	$8,929,968	$433,479	$1,876,235	$(168,541)	$(78,790)	$10,993,493

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2018 AND MARCH 31, 2017
FOR THE YEARS ENDED MARCH 31, 2018 AND 2017
(Stated in US Dollars)

1 — BUSINESS AND ORGANIZATION

Dragon Victory International Limited (“Dragon Victory”) was formed in the Cayman Islands on July 19, 2015. Dragon Victory’s wholly-owned subsidiary, Sweet Lollipop Co., Ltd. (“Sweet Lollipop”) was formed in the British Virgin Islands on May 8, 2014. Long Yun International Holdings Limited (“Long Yun HK”), which is a wholly-owned subsidiary of Sweet Lollipop, was formed in Hong Kong on May 2, 2015. HangZhou Yuyao Network Technology Co., Ltd (“WFOE I”), our wholly foreign-owned entity, was organized pursuant to PRC laws on May 30, 2016.

HangZhou Longyun Network Technology Co., Ltd (“HangZhou Longyun”, “VIE”) was established on October 9, 2014 in HangZhou, PRC pursuant to PRC laws, which is owned by Mr. Yu Han holding 85% equity ownership interest and Koulin Han holding 15% equity ownership interest.

HangZhou Longyun’s operation includes offering reward-based crowdfunding opportunities in the PRC to entrepreneurs and funding sources primarily through an internet-based platform, offering business incubation services to the ventures utilizing its platform for their projects, and offering to act as a finder to also assist these companies to obtain loans or additional equity financing, and introduce them to potential business partners, find merger candidates or other strategic relationships, or assist with feasibility studies.

On August 19, 2016, WFOE I and Mr. Yu Han and Ms. Koulin Han, the owners of HangZhou Longyun; entered into a series of agreements known as variable interest agreements (the “VIE Agreements”) pursuant to which HangZhou Longyun became WFOE I’s contractually controlled affiliate. The purpose and effect of the VIE Agreements is to provide HangZhou Longyun (our indirect wholly-owned subsidiary) with all management control and net profits earned by HangZhou Longyun.

On November 3, 2017, Dragon Victory entered into a Strategic Cooperation Agreement (the "Agreement") under a joint venture where Dragon Victory through its subsidiaries will own 60% of Hangzhou Taikexi Dacheng Automotive Technology Service Co., Ltd  (“Taikexi”) to upgrade the current platform to set-up a business ecosystem to offer online auto-insurance and to provide a full range of off-line auto parts and advisory services to consumers.

Effective March 20, 2018, WFOE I, HangZhou Longyun, and HangZhou Longyun’s owners executed a Termination Agreement to terminate each of the VIE Agreements dated August 19, 2016. As a result of entering into such Termination Agreements, WFOE I will no longer be the sole equity holder of HangZhou Longyun and will have no control rights and no rights to the assets, property and revenue of HangZhou Longyun. The Company is in the process of dissolving WFOE I.

On March 20, 2018, Hangzhou Dacheng Investment Management Co., Ltd. (“WFOE II”), a newly formed wholly owned subsidiary of the Company, entered into a series of contractual arrangements (the “New VIE Agreements”) with HangZhou Longyun and its owners. The New VIE agreements are designed to provide WFOE II (which replaced WFOE I) with the power, rights and obligations equivalent in all respects to those it would possess as the sole equity holder of HangZhou Longyun, including absolute control rights and the rights to the assets, property and revenue of HangZhou Longyun. There is no change to Long Yun’s capital structure.

The Company decided to replace WFOE I with WFOE II in order to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was incorporated.

Dragon Victory, Sweet Lollipop, Long Yun HK, WFOE I, WFOE II, Hangzhou Taikexi Dacheng Automotive Technology Service Co., Ltd, and HangZhou Longyun shall be collectively referred to as the “Company”.

The structure of the Company as follows:

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. dollars.

b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries on a consolidated basis. The Company also includes subsidiaries over which a direct or indirect legal or effective control exists and for which the Company is deemed to direct the significant activities and has the obligation to absorb the losses or benefits of the entities. All intercompany accounts, balances and transactions with consolidated entities have been eliminated.

Acquisition of Sweet Lollipop, Long Yun HK by Dragon Victory

The acquisitions were accounted under US GAAP as a business combination under common control with Dragon Victory being the acquirer and Sweet Lollipop and Long Yun HK being the acquirees because all entities were controlled directly or indirectly by the same majority shareholder Mr. Yu Han. The consolidation has been presented at historical costs and on a retroactive basis to reflect the capital structure of Sweet Lollipop and Long Yun HK as a recapitalization.

The business combination transaction of Sweet Lollipop was completed and effective on June 26, 2015 and Sweet Lollipop became a 100% owned subsidiary of Dragon Victory.

The business combination transaction of Long Yun HK was completed and effective on August 10, 2015 and Long Yun HK became a 100% owned subsidiary of Sweet Lollipop.

VIE Agreements between WFOE I and HangZhou Longyun and its shareholders (subsequently between WFOE II and HangZhou Longyun)

The Company evaluates the need to consolidate its VIE in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The transactions contemplated by the Original VIE agreements consummated on August 19, 2016, and subsequent terminated were replaced by New VIE Agreements consummated on March 20, 2018 to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was incorporated. WFOE I and WFOE II shall be collectively referred to as the “WFOEs”

The purpose and design of the VIE Agreements between the WFOEs and HangZhou Longyun, was to consolidate Hangzhou Longyun under the Company by way of common control. ASC 810-10-25-38F states that a reporting entity’s involvement in the design of a VIE may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with the power to direct the activities that most significantly impact the VIE’s economic performance. As both the Company and HangZhou Longyun are commonly control by Mr. Yu Han and Ms. Koulin Han, both immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss was recognized. All the assets and liabilities of HangZhou Longyun are carried using their original basis. Hence, HangZhou Longyun was consolidated under the Company since its inception due to the purpose and design of the establishment of the VIE Agreements.

The purpose of the VIE Agreements is solely to give the WFOEs the exclusive control over HangZhou Longyun’s management and operations. While there is no restriction for HangZhou Longyun, our VIE entity, to pay the WFOEs, our wholly owned subsidiary, there are certain restrictions for the WFOEs to make payments to the holding companies due to certain regulations imposed by the Chinese government on out-going foreign currency wire transfers. Additionally, there could be potential tax implications when moving the cash flows up to the Company. Therefore, the Company intends to retain any earnings within HangZhou Longyun, and the retained cash flows would be utilized in expanding the Company’s business.

The significant terms of the VIE Agreements are summarized below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between HangZhou Longyun and the WFOEs, the WFOEs provides HangZhou Longyun with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, HangZhou Longyun grants an irrevocable and exclusive option to the WFOEs to purchase from HangZhou Longyun, any or all of its assets, to the extent permitted under the PRC laws. the WFOEs shall own all intellectual property rights that are developed during the course of the agreement. For services rendered to HangZhou Longyun by the WFOEs under the Agreement, the service fee HangZhou Longyun is obligated to pay shall be calculated based on the time of services rendered multiplied by the corresponding rate, which is approximately equal to the net income of HangZhou Longyun.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years until it is terminated by the WFOEs with 30-day prior notice. HangZhou Longyun does not have the right to terminate the agreement u0aterally.

Share Pledge Agreement

Under the Share Pledge Agreement between the shareholders of HangZhou Longyun and the WFOEs, the various shareholders of HangZhou Longyun pledged all of their equity interests in HangZhou Longyun to the WFOEs to guarantee the performance of HangZhou Longyun’s obligations under the Business Cooperation Agreement. Under the terms of the Agreement, in the event that HangZhou Longyun or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, the WFOEs, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The shareholders of HangZhou Longyun also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, the WFOEs is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The shareholders of HangZhou Longyun further agree not to dispose of the pledged equity interests or take any actions that would prejudice the WFOEs’s interest.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the shareholders of HangZhou Longyun irrevocably granted the WFOEs (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, all of the equity interests in HangZhou Longyun. The option price is equal to the capital paid in by the HangZhou Longyun shareholders. The agreement remains effective for a term of ten years and may be renewed at the WFOEs’ election.

Power of Attorney

Under the Power of Attorney, the shareholders of HangZhou Longyun authorize the WFOEs to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of HangZhou Longyun.

Under these contractual arrangements with the VIEs, the Company has the power to direct activities of the VIE and can have assets transferred out of the VIE under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves. As the consolidated VIE is incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.  The Company’s management has determined that via the VIE agreements, it is the primary beneficiary of Hangzhou Longyun.

The Company’s total assets and liabilities presented in the consolidated financial statements represent substantially portion of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with significantly less assets and liabilities.

The following financial statement amounts and balances of the VIE, were included in the accompanying consolidated financial statements as of March 31, 2018 and 2017, and for the years ended March 31, 2018 and 2017, respectively:

	March 31,	March 31,
Financial Position at:	2018	2017
Current assets	8,151,121	4,202,662
Non-current assets	121,071	158,938
Total assets	8,272,192	4,361,600

Current liabilities	2,834,470	1,087,738
Non-current liabilities	-	-
Total liabilities	2,834,470	1,087,738

Net assets	5,437,722	3,273,862

	For the Years Ended
Results of Operations:	March 31, 2018	March 31, 2017	March 31, 2016
Revenues	4,271,966	3,590,217	1,662,406
Operating expenses	1,995,178	1,404,402	935,788
Other income (expenses) net	(275,665)	(163,151)	(139,045)
Earnings before tax	2,221,646	2,348,966	865,663
Tax expenses (benefits)	633,614	464,327	164,817
Net income	1,918,839	1,884,639	700,846

c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the amount billed to a customer, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible against allowances provided. Recoveries of accounts receivable previously written off are recorded when received.

The Company reviews the collectability of accounts receivable based on an assessment of historical experience, current economic conditions, and other collection indicators. For the years ended March 31, 2018, 2017 and 2016, the Company has not experienced any uncollectible balances and after management assessed the credibility related to balances outstanding at March 2018, it determined that no additional allowance was necessary; accordingly, the Company has recorded allowances for doubtful accounts of $0 and $0, respectively.

e)	Investments

Cost Method Investments

Direct and or indirect investments in business entities in which the Company does not have a controlling financial interest and has no ability to exercise significant influence over operating and financial policies (generally 0 – 20 percent ownership), are accounted for by the cost method.

Equity Method Investments

Direct and or indirect investments in business entities in which the Company does not have a controlling financial interest but has the ability to exercise significant influence over operating and financial policies (generally 20 – 50 percent ownership), are accounted for by the equity method.

Held-to-Maturity Investments

The Company had certain held-to-maturity debt instrument as investments. These investments were not impaired and were recorded at their carrying values which were based on the amortized cost basis approximate their fair market value; accordingly, the Company has not recognized any unrecognized gain or losses in the other comprehensive income. There were no derivative instruments that were used to hedge these investments.

These investments are accounted as short-term investments as they had maturities with one year or less.

f)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the assets. Property and equipment and its estimated useful lives as follows:

Computer Equipment	1 – 3 years
Office Equipment	4 – 5 years
Motor Vehicle	4 years

Expenditures for maintenance and repairs are charged to operations as incurred. Expenditures for betterments and major renewals are capitalized. The cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, and any resulting gains or losses are included in operations.

g)	Intangible Assets with Definite Lives

Intangible assets are stated at cost, net of accumulated amortization. Amortization is charged to operations using the straight-line method over the estimated useful lives of the assets. Intangible assets and its estimated useful lives as follows:

Software	5 years

h)	Revenue Recognition

Crowdfunding

The Company generates its revenue from success fees from transactions on the crowdfunding platform. Revenue from these transactions is accounted for at the moment a project is successfully funded.

At the start of a funding campaign, the entrepreneur enters into a contract with the Company pursuant to which he or she agrees to pay the Company a success fee once a successful fund-raising campaign for that entrepreneur closes. Once the funding campaign has closed, the Company’s success fee is either collected from the funds raised prior to transferring the net proceeds of the funding to the entrepreneur or to be collected from the entrepreneur after the net proceeds of the funding are transferred to the entrepreneur.

Upon completion of the funding campaign, services delivered under the contract with the entrepreneur have been completed and the Company recognizes its success fee revenues, net of any discounts given at the time the campaign has been closed successfully. Also, because the success fee percentage is stated in the contract with the entrepreneur prior to the start of the funding campaign, the Company believes that this amount is fixed and, assuming the successful conclusion of the funding campaign, collectible from the entrepreneur. This revenue recognition policy complies with ASC 606 in that it is based on written agreements with the entrepreneurs, contractual services have been completed, pricing is fixed and determinable based on agreements with the customer and collectability is reasonably assured as the customers of the Company have just received their new funding.

Incubation Service

The Company generates its revenue by providing business and operation advisory services relating to matters related to marketing, sales, and strategic planning, and ancillary services such as coordinating human resources, legal, accounting, operations, assisting with feasibility studies and other types of services at the election of the entrepreneur. The Company provides its incubation services on an ongoing and/or as-needed basis, pursuant to consulting agreements with the entrepreneurs. For ongoing basis services, revenue is recognized on an ongoing basis for the agreed periodic service fee. For as-needed basis, revenue is recognized when the contractual services have been completed.

Finder’s Service Fee

The Company generates its revenue for assisting any business entity in raising funds as well as for introducing business partners, acquisition candidates or other strategic relationships to the business entity, usually from one or more sources with which the Company or personnel have relationships. The Company provides its finder services pursuant to an agreement and revenue is recognized when the contractual services have been completed and the terms and conditions in the agreements have been met.

Procurement Service

The Company generates its revenues from service fees by providing procurement services for sourcing, accounts receivables financing, and logistics services relating to auto parts and accessories on an as needed basis. The transaction price is determined when the customer places an order with the Company. The Company recognize revenues when the procured goods have been transferred to and accepted by the customers as its performance obligation is completed.

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company has applied the five-step model to recognize revenue when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

i)	Fair Value of Financial Instruments

The accounting standard for fair value establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under the provisions of the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1:  Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:  Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:  Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The Company’s current financial assets and liabilities approximate fair value due to their short-term nature and include cash accounts. The Company’s borrowings approximate fair value as the rates of interest are similar to what they would receive from other financial institutions.

The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
March 31, 2018
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	4,744,328	4,744,328

March 31, 2017
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	-	-

j)	Foreign Currency Translation

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes and to maintain its books and records. The Company’s subsidiaries maintain their books and records in their functional currency which is in Chinese Renminbi (“RMB”).

In general, for consolidation purposes, the Company translates its assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, the statements of operations and cash flows are translated at average exchange rates during the reporting period, and the equity accounts are translated at historical rates. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Adjustments resulting from the translation of the financial statements are recorded as accumulated other comprehensive income or loss.

Exchange rate used for the translation as follows:

	March 31,	March 31,	March 31,
	2018	2017	2017
Period/year end RMB:US$ exchange rate	6.61843	6.89053	6.4479
Period/annual average RMB:US$ exchange rate	6.50682	6.729145	6.3178
Period/year end HKD:US$ exchange rate	7.77047	7.77047	7.7544
Period/annual average HKD:US$ exchange rate	7.75883	7.75883	7.7566

k)	Advertising

Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $19,769, and $8,808, and $0 for the years ended March 31, 2018, 2017, and 2016, respectively.

l)	Income Taxes

Income taxes have been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes result from differences between the financial statement and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment.

m)	Earnings (Loss) Per Common Share

Basic and diluted net loss per share is presented in conformity with ASC Topic 260, Earnings per Share, for all periods presented. In accordance with this guidance, basic and diluted net loss per share was determined by dividing net loss applicable to common stockholders by the weighted-average common shares outstanding during the period. In a period where there is a net loss position, diluted weighted average shares are the same as basic weighted average shares. Shares used in the diluted net loss per common share calculation exclude potentially dilutive share equivalents as the effect would be antidilutive.

n)	Comprehensive Income (Loss)

Comprehensive loss refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive loss, but are excluded from net loss as these amounts are recorded directly as an adjustment to stockholders’ equity. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

o)	Recent Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the existing definition of a business and provides a framework for evaluating whether a transaction should be accounted for as an acquisition (or disposal) of assets or a business. The ASU requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities (collectively, the set) is not a business. To be considered a business, the set would need to include an input and a substantive process that together significantly contribute to the ability to create outputs. The standard also narrows the definition of outputs. The definition of a business affects areas of accounting such as acquisitions, disposals and goodwill. Under the new guidance, fewer acquired sets are expected to be considered businesses. For the Company, this ASU is effective January 1, 2018 on a prospective basis with early adoption permitted. The Company has adopted this guidance, and determined that there was no material impact to the financial statements presented herein.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. Under the new standard, goodwill impairment would be measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. This ASU eliminates existing guidance that requires an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. For the Company, this ASU is effective prospectively to impairment tests beginning January 1, 2020, with early adoption permitted at the time of any interim impairment test that may be performed prior to that date. The Company has adopted this ASU in the fourth quarter of 2017 and determined that there was no material impact to the financial statements presented herein.

In February 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessees to recognize assets and liabilities for leases with lease terms of more than 12 months in the balance sheet. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new guidance is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company will adopt this guidance in April of 2018.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The Company  has adopted this new guidance and has re-evaluated its revenue recognition principles to ensure that they are in line with this guidance.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses.

ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which is intended to reduce diversity in practice in how certain cash receipts and payments are presented and classified in the statement of cash flows. The standard provides guidance in a number of situations including, among others, settlement of zero-coupon bonds, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and distributions received from equity method investees. The ASU also provides guidance for classifying cash receipts and payments that have aspects of more than one class of cash flows. The Company has adopted the new guidance.

3 — OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consist of the following:

	March 31, 2018	March 31, 2017
Advances to employees	$117,983	$6,604
Advance to service providers	35,984	2,299
Deposits for leases due within one operating period	12,167	22,030
Prepayments and prepaid expenses	574,992	59,480
Interest receivables	116,562	-
Other receivables	375,737	-
	$1,233,425	$90,413

4 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 31, 2018	March 31, 2017
Leasehold improvements	$755,466	$-
Computer and equipment	202,292	50,267
Motor vehicle	161,074	25,468
Less-Accumulated depreciation	(58,456)	(42,911)
Total, net	$1,060,376	$32,824

The Company made non-refundable prepayments for improvements to an office space; architectural and construction work has begun, but the improvements are not yet completed; accordingly, the asset has yet to be placed into service, and the Company has yet to record depreciation for the improvements.

For the years ended March 31, 2018, 2017, and 2016, depreciation expense was $18,852, $21,039, and $20,838, respectively.

5 — INTANGIBLE ASSET

Intangible asset consists of the following:

Software	$1,867	$1,251
Less-Accumulated Amortization	(498)	(439)
Total, net	$1,369	$812

For the years ended March 31, 2018, 2017, and 2016, amortization expense was $322, $256, and $188, respectively. The weighted average remaining useful life of the asset is approximately 51 months.

6 — SHORT-TERM INVESTMENTS

The amortized cost and fair value of investment securities held-to-maturity as follows:

	Investment Securities Held-to-Maturity
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	fair value
March 31, 2018
Corporate debt securities	$4,744,328	$-	$-	$4,744,328
Total	$4,744,328	$-	$-	$4,744,328

March 31, 2017
Corporate debt securities	$-	$-	$-	$-
Total	$-	$-	$-	$-

The Company’s investment securities held-to-maturity approximate fair value due to their short-term nature with maturity range from thirty days to a year.

The amortized cost and fair value of investment securities, by maturity, for held-to-maturity investment securities as follows:

Periods	March 31, 2018	March 31, 2017
Due in one year or less	$4,744,328	$-
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	-	-
Total	$4,744,328	$-

The maturities of the investments are based on final contractual maturity date.

The Company continually performs assessments to determine whether unrealized losses in its investment securities portfolio are temporary or other-than-temporary by carefully considering all reasonably available information. The Company considers factors such as financial statements, credit ratings, news releases and other pertinent information of the underlying issuer or company to make its determination. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value and the amount of write-down is included as a realized loss in earnings.

The Company evaluate the investments in accordance to ASC 320-10-35. Impairment charges in connection with the investments were $0, $0, and $0 for the years ended March 31, 2018, 2017, and 2016, respectively.

These investments earned interest of $310,105, $0, and $0 for the years ended March 31, 2018, 2017, and 2016, respectively that was recognized to the Company’s results of operations when interest have been earned. These investments are not collateralized with underlying assets by their issuers.

Subsequent to March 31, 2018, the Company received interest income on held-to-maturity investments.

7 — INVESTMENTS IN ENTITIES AND ITS VALUATIONS

JiaXing YiTou ShangMa Investments Limited Partnership Company

On December 2014, the Company acquired 10% ownership interest in JiaXing YiTou ShangMa Investments Limited Partnership Company (“JiaXing YiTou”). JiaXing YiTou invests in industrial companies and investment management. It is located in Jiaxing City,

Zhejiang Province, PRC. The cash consideration of $15,509 (RMB 100,000) was paid in as equity capital. Such investment is accounted for under the cost method. The Company recognized an investment income of $0, $0 and $0 as other income for the years ended March 31, 2018, 2017, and 2016, respectively. The Company recognized an impairment loss on investment in the amount of $0, $0, and $0 for the years ended March 31, 2018, 2017, and 2016.

Investments Valuation

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as industry data, general economic conditions, cash flows forecasts or any recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value.

The Company evaluates its cost method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0, $0, and $0 for the years ended March 31, 2018, 2017, and 2016, respectively.

The carrying amount of the investments consist of the following:

	March 31, 2018	March 31, 2017
JiaXing YiTou ShangMa Investments Limited Partnership Company	$75,547	$72,563
Total, net	$75,547	$72,563

8 — RELATED PARTY TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
Mr. Sun JianJun	CEO of the Company.
Mr. Han Yu	Majority shareholder of the Company.
HangZhou TianQi Network Technology Co. Ltd.	Mr. Han Yu, Majority shareholder of the Company owns 27%.
Mr. Liao Xu	CMO of the Company.
Mr. Yuan Qiang	CTO of the Company
Mr. Sun Mang Yue	Director, CEO and shareholder of the Company’s subsidiary

Other related parties’ receivables consist of the following:

	March 31, 2018	March 31, 2017
Mr. Han Yu	$40,414	$37,425
Mr. Sun Mang Yue	226,545	-
Mr. Yuan Qiang	-	23,190
Mr. Liao Xu	-	6,530
Total	$266,959	$67,145

The outstanding receivables from Mr. Han Yu, Mr. Yuan Qiang, Mr. Liao Xu consist of working capital advances and borrowings or cash advances for travel expenses. These amounts are due on demand and non-interest bearing. On October 9, 2016, Mr. Han Yu repaid $1,334,064 (RMB 8,917,562) to the Company.

Other related parties’ payables consist of the following:

	March 31, 2018	March 31, 2017
Mr. Sun JianJun	$19,971	$-
HangZhou TianQi Network Technology Co. Ltd.	44,727	42,960
Total	$64,698	$42,960

Outstanding payables to Mr. Sun JianJun consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payable to HangZhou TianQi Network Technology Co. Ltd., consist of rent owed which are non-interest bearing and due on demand.

9 — CAPITAL & EQUITY

Ordinary Shares

The Company is authorized to issue of 500,000,000 ordinary shares, at $0.0001 par value. Since inception, the Company has issued 10,000,000 shares of ordinary shares for proceeds of $1,000.

During the year ended March 31, 2016, the Company’s shareholders have contributed capital of $1,053,607 (RMB 6,800,000) in the Company’s subsidiary — HangZhou LongYun.

On July 25, 2017, the Company’s shareholders and Board of Directors authorized a 1-for-10 reverse stock split of the Company’s outstanding Ordinary Shares (the “Reverse Stock Split”). The Reverse Stock Split was effectuated on July 25, 2017. References to shares in the consolidated financial statements and the accompanying notes, including, but not limited to, the number of shares and per share amounts, have been adjusted to reflect the Reverse Stock Split on a retroactive basis.

On August 2017, the Company’s shareholder has contributed capital of $145,232 (RMB 945,000) in the Company’s subsidiary — HangZhou LongYun.

On September 15, 2017, the Company issued 1,421,394 ordinary shares at $6.00 per share for net proceeds of $7,731,271 ($8,528,363 in gross proceeds less underwriter discounts, commissions and offering expenses of $797,092) during an initial public offering ("IPO") of the Company’s ordinary shares and concurrent listing on NASDAQ Capital Market stock exchange.

10 — STATEMENT OF OPERATIONS — DETAILS

	For the Years Ended
	March 31, 2018	March 31, 2017	March 31, 2016
Revenues
Crowdfunding	$1,074,101	$883,209	$767,779
Incubation Service	3,197,865	2,707,008	595,980
Procurement Services	6,763	-	298,647
Total	4,278,729	3,590,217	1,662,406

Operating Expenses
Professional Fees	1,329,279	529,759	369,923
Wages & Benefits	1,691,204	310,680	236,778
Travel Expenses	203,701	72,953	51,846
Depreciation & Amortization	20,174	21,295	20,838
Data Services	127,355	316,986	118,596
Rent Expense	308,238	114,096	64,494
Advertising	19,769	8,808	-
Business Taxes and Surcharges	10,168	14,873	11,298
Meals & Entertainment	117,874	-	-
Other	66,926	37,012	110,010
Impairment Loss	-	148,607	-
Total	$3,894,688	$1,575,069	$983,783

11 — CONCENTRATION, GEOGRAPHIC

As of March 31, 2018, the Company has customers representing 12.7%, 12.2%, 11.2%, and 10.3% of total accounts receivable; with each customer generating revenues representing 5.8%, 5.4%, 4.6%, and 4.4% of total revenues for the year ended March 31, 2018.

As of March 31, 2017, the Company has customers representing 56.0%, 13.6%, 13.0%, and 13.0% of total accounts receivable; with each customer generating revenues representing 8.6%, 2.6%, 2.4%, and 2.4% of total revenues for the year ended March 31, 2017.

12 — SEGMENT REPORTING

The following provides the results of operations and the financial position of the Company’s operating segments as of and during the year ended March 31, 2018. The Company did not have operating segments as of and for the year ended March 31, 2017; accordingly, comparative figures are not provided. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Taikexi operating segment reflects the Company’s business of auto parts sourcing and logistics services.

Results of Operations

For the year ended March 31, 2018

	Longyun	Taikexi	Other	Total

Revenue	4,271,966	6,763	-	4,278,729

Operating expenses	2,105,441	176,543	1,612,704	3,894,688

Other income (expenses)	248,655	211	126,011	374,877

Earnings (loss) before tax	2,415,180	(169,569)	(1,486,693)	758,918

Taxes	633,614	-	-	633,614

Net income	1,781,566	(169,569)	(1,486,693)	125,304

Income (loss) attributable to LYL	1,781,566	(101,742)	(1,486,693)	193,131

Financial Position

as of March 31, 2018

	Longyun	Taikexi	Other	Total

Current assets	11,096,311	828,844	(132,088)	11,793,067
Non-current assets	2,218,191	139,639	(1,133,199)	1,224,631
Total assets	13,314,502	968,483	(1,265,287)	13,017,698

Current liabilities	4,993,098	1,992	(2,970,885)	2,024,205
Non-current liabilities	-	-	-	-
Total liabilities	4,993,098	1,992	(2,970,885)	2,024,205

Net assets	8,321,404	966,491	1,705,598	10,993,493

13 — INCOME TAXES

The Company formed in Cayman Islands is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company subsidiary formed in British Virgin Island is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company’s subsidiary formed in Hong Kong is subject to the profits tax rate at 16.5% for income generated and operation in the special administrative region.

The Company’s subsidiaries incorporated in the PRC are subject to profits tax rate at 25% for income generated and operation in the country.

The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries incorporated in the PRC has unused net operating losses (“NOLs”) available for carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $0 and $0 at March 31, 2018 and 2017, respectively.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Based on the assessment, the Company has established a deferred tax asset relating to NOLs at March 31, 2018 due to the Company’s performance in the upcoming years. However, the Company established a full valuation allowance against all of the deferred tax asset relating to NOLs because the benefit from utilization of NOL carry forwards could be subject to limitations as material structural changes resulted from the Company going public through VIE arrangement on August 19, 2016.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Years Ended
	March 31, 2018	March 31, 2017	March 31, 2016
Statutory rates in Cayman Islands and BVI	0.0%	0.0%	0.0%
Statutory rates in Hong Kong	15.0%	0.0%	0.0%
Statutory rates in PRC	25.0%	25.0%	25.0%
Foreign earned income not subject to taxes in the Cayman Island	-40.0%	-25.0%	-25.0%
Additional accruals in the PRC	83.5%	12.0%	21.0%
Effect of valuation allowance	0.0%	8.2%	0.0%
Effective income tax rate	83.5%	20.2%	21.0%

	For the Years Ended
	March 31, 2018	March 31, 2017	March 31, 2016
Income (loss) before taxes:
Cayman Islands	$(1,550,037)	$(119,790)	(39,223)
BVI	-	(46,630)	(5,213)
Hong Kong	63,343	(4,229)	(3,558)
PRC	2,245,611	2,348,948	865,663
Total income (loss) before taxes	758,917	2,178,299	817,669

Provision for taxes (benefits):
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	633,614	464,327	164,817
Provision for income taxes (benefits)	633,614	464,327	164,817

Deferred tax assets:
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	179,665	-	66,934
Less: Valuation allowance	(179,665)	-	(66,527)
Currency Effect	-	-	(407)
Deferred tax assets, net	-	-	-

Total provision for taxes	$633,614	$464,327	164,817
Effective tax rate	83.5%	21.3%	20.2%

14 — RESTRICTED NET ASSETS AND STATUTORY RESERVES

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries and VIEs incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve have reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary and VIE. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries and VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.

15 — COMMITMENTS & CONTINGENCIES

Operating lease commitments for office facility

The Company has leased office premises under various operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under operating leases are as follows:

Periods
For year ended March 31, 2019	$591,833
For year ended March 31, 2020	424,974
For year ended March 31, 2021	392,318
For year ended March 31, 2022	9,946
Thereafter	8,184
Total	$1,427,255

For the years ended March 31, 2018, 2017, and 2016, the Company incurred rental expenses under operating leases of $308,238, $114,096, and $64,494 respectively.

On February 2017, the Company has cancelled certain lease agreements prior to the end of the lease terms. The Company’s rent was waived by the unaffiliated third-party landlord of the property as the Company satisfied certain annual obligations according to the terms and conditions of the lease agreement. As of March 31, 2018, as a result of the cancellation of these lease agreements, the Company accrued rent expenses and penalties totaling $111,885 (RMB 770,950).

On January 2017, the Company entered into lease agreement for office space in Hong Kong for a duration of two years.

On February 2017, the Company entered into lease agreements for office space in Hangzhou, China for a duration of two years.

Leases commitments

The Company has leased motor vehicle under non-cancellable capital lease agreements which expired on January 2017.

For the years ended March 31, 2018, 2017, and 2016, the Company incurred interest expenses under capital leases of $0, $0, and $2,763, respectively.

Capital commitments

The Company entered into a contract with a general contractor for $1,174,338 (RMB 8,000,000) to perform leasehold improvements to an office space at a new building in the Yuehuangshan South Fund Village Area of Hangzhou. As of March 31, 2018, the Company had prepaid $755,466 (RMB 5,000,000) and under the terms of the contract, is required to pay an additional $418,872 (RMB 3,000,000). The prepayment has been classified as leasehold improvements under property, plant and equipment.

Risk, Uncertainties, and Contingencies

The Company has cash balances held at financial institutions located in China, PRC which are not federally insured deposit protection. Accordingly, the Company has a concentration of credit risk related to these uninsured bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area.

Customer accounts typically are collected within a short period of time, and based on its assessment of current conditions and its experience collecting such receivables, management believes it has no significant risk related to its concentration within its accounts receivable.

The Company has limited operating history while the Company is dependent upon certain related parties to provide continued funding and capital resources. If continued funding and capital resources are unavailable at reasonable terms, the Company may not be able to implement its plan of operations. The Company has significant outstanding receivables from related parties. If the related party balances were not repaid in a timely manner it may have negative effect on the Company’s operation. On October 9, 2016, Mr. Yu Han repaid $1,334,064 (RMB 8,917,562) to the Company.

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with its VIE that are generally owned and controlled by certain management members or founders of the Company. The VIE holds the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIE and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIE. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIE and their equity holders as well as the operations of the VIE are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIE and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIE.

The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

The securities financing industry is heavily regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the China Securities Regulatory Commission (the “CSRC”), State Administration for Industry and Commerce (the “SAIC”), the China Banking Regulatory Commission (the “CBRC”), the State Administration of Foreign Exchange (the “SAFE”), the State Administration of Taxation (the “SAT”), and the Supreme People’s Court (the “SPC”) have the authority to issue and implement regulations governing various aspects of the securities offerings. Currently, there are no regulations or rules specifically governing crowdfunding offerings in the PRC. Although on December 2014, a set of proposed private equity-based crowdfunding rules were promulgated by the Securities Association of China, an industry self-regulatory association, they are not yet finalized or adopted. Our crowdfunding platform currently only provides reward-based crowdfunding in the PRC market, and do not provide equity-based or debt-based crowdfunding in the PRC market. As such, the Company believes that it is not subject to the PRC proposed rules regarding equity-based crowdfunding.

The Company has acted on behalf of one of its client as part of an agent agreement to enter into various third-party suppliers’ and customers’ agreements. If any dispute is to be arose and unresolved between the client, third party suppliers, third-party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain actions.

The Company has engaged third-party agents to collect and disburse certain cash which are held by the third-party agent as an escrow without insurance. Accordingly, the Company has a credit risk related to these uninsured deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area. If any dispute is to be arose and unresolved between the escrow agent, third-party suppliers, third-party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain losses.

Fines and penalties by Housing Authority

According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contributions for HangZhou City is at 12% of each employee’s average monthly income in the previous year. The Company has not contributed such funds for its employees since its establishment and the accumulated unpaid amount is approximately $32,487 (RMB 216,280) as of March 31, 2018.

Under local regulations on collection of housing provident funds in Hangzhou City where the Company’s subsidiary, HangZhou LongYun, is located, the local housing authority may require the Company to rectify its non-compliance by setting up bank accounts and making payment and relevant filings for the unpaid housing funds for its employees within a specified time period. If the Company fails to do so within the specified time period, the local housing authority may impose a monetary fine of RMB 10,000 up to RMB 50,000 and may also submit to the local people’s court for enforcement. The Company’s employees may also be entitled to claim payment of such funds individually. The Company has received signed waivers from its employees to relinquish the withholding of the housing provident funds from their salary and agreed not to hold the Company responsible.

If the Company receives any notice from the local housing authority or any claim from our current and former employees regarding the Company’s non-compliance with the regulations, the Company will be required respond to the notice and pay all amounts due to the government, including any administrative penalties imposed, which would require the Company to divert its financial resources and/or impact its cash reserves, if any, to make such payments. Additionally, any administrative costs in excess of the payments, if material, may impact the Company’s operating results. To date, the Company has not received any notice from the local housing authority or any claim from our current and former employees.

Starting from April 2017, the Company started remitting the requisite housing provident fund payments for its employees based upon their monthly salaries. As such, the Company believes it will be in full compliance with all applicable PRC housing provident fund regulations.

16 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date.

As of July 31, 2017, except for any subsequent events detailed above, the Company has determined that there are no other material subsequent events that occurred after the balance sheet date, and up to the issuance date of these financial statements that required disclosure.

