Form 20-F
period 2019-03-31
Dragon Victory International Ltd
filed 2019-08-15
CIK 1682241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Hanshi Tower 22nd Floor, No.1786 Binsheng Road, Binjiang Districct, Hangzhou, Zhejiang Province, China

(Address of Principal Executive Offices)

Jianjun Sun, Chief Executive Officer

Hanshi Tower 22nd Floor, No.1786 Binsheng Road, Binjiang Districct, Hangzhou, Zhejiang Province, China

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

An aggregate of 11,421,393 ordinary shares, par value US$0.0001 per share, as of August 15, 2019.

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

●	“Long Yun” are to Hangzhou Long Yun Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC.

●	“Long Yun HK” are to Sweet Lollipop’s wholly owned subsidiary, Long Yun International Holdings Limited, a Hong Kong corporation;

●	“shares”, “Shares” or “Ordinary Shares” are to the Ordinary Shares of Dragon Victory International Limited, par value US$0.0001 per share;

●	“Shenzhen Guanpeng” are to Shenzhen Guanpeng Information Technology Co., Ltd ., limited liability company organized under the laws of the People’s Republic of China (the “PRC”), in which Hangzhou Dacheng Investment Management Co., Ltd. holds approximately 51% of equity interest;

●	“Sweet Lollipop” are to our wholly-owned subsidiary, Sweet Lollipop Co., Ltd., a business company incorporated in British Virgin Islands;

●	“we”, “us” or the “Company” are to Dragon Victory International Limited, and its affiliated entities;

●	“WFOE II” are to Hangzhou Dacheng Investment Management Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by Long Yun HK.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended March 31, 2018 and 2019.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.71 to US$1.00, the noon buying rate in effect on March 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 15, 2019, the noon buying rate was RMB7.02 to US$1.00.

We completed the initial public offering (“IPO”) of 1,421,394 ordinary shares at a price to the public of $6.00 per share for a total of $8,528,363 in gross proceeds before expenses, underwriting discount and commissions on September 15, 2017. On October 20, 2017 we listed our ordinary shares on the NASDAQ Capital Market under the symbol “LYL.”

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended March 31, 2017, 2018, and 2019, and the selected consolidated statements of financial position data as of March 31, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods.

	Year Ended March 31,
	2019	2018	2017
	US$	US$	US$
Consolidated Statements of Comprehensive Income Data:
Revenue	$2,757,229	$4,278,729	$3,590,217
Cost of revenue	343,778	501,799	—
Gross profit	2,231,451	3,776,930	3,590,217
Selling expenses	1,360,539	369,729	138,636
Administrative expenses	3,287,561	3,023,160	1,436,433
Results from operating activities	(2,234,649)	384,041	2,015,148
Gain on sale of investments	—	—	—
Impairment on investments	—	—	—
Net other income (expense)	138,523	62,021	93,989
Net interest income (expense)	636,489	312,855	69,161
Profit before tax	(1,459,770)	758,918	2,178,298
Tax expenses (benefits)		(633,614)	(464,327)
Profit for the year/period	(1,459,770)	125,304	1,713,971
Comprehensive income for the year/period	(1,056,360)	174,207	1,564,354
Basic and dilutive earning per share	(0.09)	0.02	0.17

Selected Balance Sheet Information:

	Year Ended March 31,
	2019	2018	2017
	US$	US$	US$
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	38,600	3,937,490	3,222,361
Total assets	12,314,125	13,017,698	4,212,535
Total equity	9,317,118	10,993,493	3,021,573
Current liabilities	2,930,110	2,024,205	1,190,962
Total liabilities	2,997,007	2,024,205	1,190,962

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

The following table sets forth information concerning exchange rates between the RMB and the United States dollar for the periods indicated.

	Average (1)	Period-End
February 2019	6.7364	6.6901
March 2019	6.7093	6.7335
April 2019	6.7151	6.7286
May 2019	6.8524	6.8992
June 2019	6.8820	6.8847
July 2019	6.8752	6.8841
Year ended March 31, 2019	6.71075	6.71111
Year ended March 31, 2018	6.5068	6.6184
Year ended March 31, 2017	6.72915	6.89053
Year ended March 31, 2016	6.3178	6.4479
Year ended March 31, 2015	6.1351	6.1091
Year ended March 31, 2014	6.1453	6.1190

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period as certified for customs purposes by People’s Republic of China.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Relating to our Business and Industry

We have a limited operating history and are subject to the risks encountered by early-stage companies.

Through our operating entity in the PRC, Long Yun, we have only been in business since October 2014, we launched our 5etou platform in March 2015 and our auto-parts service operation in January 2018. We did not generate any revenue until the year ended March 31, 2016. Because we did not generate any revenue in the period from October 9, 2014 (the inception of Long Yun) to March 31, 2015, we suffered a loss for the period primarily as a result of our general and administrative expenses and our selling expenses.

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

We assist entrepreneurs which have successfully funded their projects through our platform to seek additional equity or debt financing by introducing them to potential investors or business partners. At the closing of such financings, we charge a finder’s fee which is calculated as a percentage of the proceeds received by the clients in such financing. We negotiate our rate of financial services on a case by case basis, taking into consideration various factors including, without limitation, the prevailing market rate for the similar transactions, the market conditions, services we provided to the project prior to the financing, the size of the financing, the specific needs of the clients, and our relationships and prior dealings with the parties. As of the date of this report, we cannot reasonably estimate an anticipated range of fees that we can receive based on known market trends. Therefore, our revenues to be derived from our financial services may be subject to significant fluctuation.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company and a smaller reporting company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Implications of Our Being an “Emerging Growth Company.”

Currently, we have established and contributed housing provident funds for our employees as required by PRC regulations on housing provident funds since April 2017. We will be required to pay all amounts due upon notice by the relevant local authorities or claim submitted by any individual employees, and may be subject to administrative penalties.

According to the relevant PRC regulations on housing provident funds, PRC enterprises are required to contribute housing provident funds for their employees. The monthly contribution for City of HangZhou, Zhejiang Province is at 12% of each employee's average monthly income in the previous year. Our VIE entity in the PRC, Long Yun, had not contributed such funds for its employees between its inception in October 2014 and April 2017, and the accumulated unpaid amount is approximately $32,487 (RMB 216,280) as of March 31, 2019. Starting from April 2017, Long Yun had started remitting the requisite housing provident fund payments for its employees based upon their monthly salaries of the prior months, but had not remitted the unpaid amounts of housing provident funds prior to April 2017. As of the date of this annual report, our subsidiary, Hangzhou Dacheng had not contributed the required housing provident funds for all of its employees since its inception, and the accumulated unpaid amount is approximately $32,487 (RMB216,280) as of March 31, 2019.

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

The U.S. government has recently proposed, among other actions, imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by proposing new or higher tariffs on specified products imported from the United States. On April 3, 2018, the Office of the United States Trade Representative published a notice of determination and request for public comment under Section 301 under the Trade Act of 1974 (the “Notice”) concerning the proposed imposition of an additional 25% tariff on specified products from China, which products comprise approximately $50 billion in annual trade value for calendar year 2018. In response, China has proposed tariffs on a number of U.S. goods, on a much smaller scale, in the current time. Based on our analysis of the list of products set forth in the Notice, we expect that the proposed tariffs will not have a material direct impact on our business operations, as we are based in the PRC, and deliver services to customers exclusively located within the PRC market. However, the proposed tariffs may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the proposed tariffs. As such, there may be potential decrease in the spending powers of our target real estate property buyers and/or a negative impact on the operation of our developer clients, which in turn, may lead to a contraction of the PRC real estate market. As such, we may have access to fewer business opportunities and our operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

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

A majority of our current revenue and net income is derived from Long Yun as of the fiscal year ended March 31, 2019. Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and in 2015, respectively, and other applicable laws and regulations. To comply with PRC laws and regulations, we do not intend to have an equity ownership interest in Long Yun but rely on contractual arrangements with Long Yun to control and operate its business. However, as discussed above, these contractual arrangements may not be effective in providing us with the necessary control over Long Yun and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of Long Yun, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the Zhejiang provincial government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of Long Yun, which exposes us to the risk of potential breach of contract by the shareholders of Long Yun. In addition, as our former chief executive officer Mr. Yu Han beneficially owns and holds the sole voting rights of an aggregate of 63.5% of the voting rights of Long Yun’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

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

  On August 3,2018, we entered into a strategic cooperation agreement with Shenzhen Jintai Tourism Development Co., Ltd. According to the agreement, we have formed a new joint venture company, Shenzhen Guanpeng Information Technology Co., Ltd., with Shenzhen Jintai Tourism Development Co., Ltd. Through Hangzhou Dacheng Investment Management Co., Ltd. (“WFOE II”), we hold approximately 51% shares of Shenzhen Guanpeng Information Technology Co., Ltd. Shenzhen Guanpeng Information Technology Co., Ltd. was established on August 3, 2018 under the laws of People’s Republic of China (“PRC”).

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

Our principal executive offices are located at Hanshi Tower 22nd Floor, No.1786 Binsheng Road, Binjiang Districct, Hangzhou, Zhejiang Province, PRC, and our phone number is + 86-571-82213772. We maintain a corporate website at http://www.dvintinc.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this report.

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

As a result of entering into such Termination Agreements, WFOE I is no longer the sole equity holder of Long Yun and has no control rights and no rights to the assets, property and revenue of Long Yun. As of August 15, 2019, the Company has dissolved WFOE I.

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

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of our initial public offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

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

B. Business Overview

Overview

We operate a reward-based crowdfunding platform in the PRC and provide quality incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. In addition, we have commenced our auto-parts service operation to provide one-stop services serving auto-repair shops seeking and transacting with auto-parts suppliers since January 15, 2018.

Our revenue is generated from following four sources:

●	We receive a percentage of the funds raised through our crowdfunding platform as platform service fee directly from the third-party payment processor, Union Mobile Pay. The percentage is generally 3%, but has ranged from 0% to 3%.

●	Fees paid for providing our incubation services. These fees are paid pursuant to a consulting agreement between us and the project receiving incubation service.

●	Finder’s fees paid to us for assisting a project in raising funds, as a portion of the proceeds, generally from one or more funding sources with which we have relationships, although we may seek to obtain funds from other sources, and from introductions to business partners, acquisition candidates or other strategic relationships.

●	Procurement service fees paid to us for providing sourcing or procurement pursuant to our Dacheng auto parts operation. We receive a 0.8% procurement service fee based upon the amount of total transaction amount of auto-parts that we procure or source for the auto-parts suppliers and the auto-repair shops, in addition to any logistics fees applicable.

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

In addition to the operation of our funding platforms, we offer business incubation services to the projects utilizing our platform for their projects, at the election of the projects. We provide our consulting services pursuant to agreements with the projects on an ongoing and as-needed basis, until the projects no long need or desire the consulting services. We offer these services, commencing from the time when a project first initiates a contribution campaign using our platform to the completion of project prototypes and/or product/service, and continuing until the project becomes profitable or no longer requires or desires our services. These services include business and operation advisory services relating to marketing, sales and strategic planning, and guidance and general resources in ancillary services such as human resources, legal, accounting, assisting with feasibility studies and other types of services that projects need. We are not intended to substitute for professional services providers such as business operation professionals, accountants, or lawyers and will make referrals to third-party providers when needed. For the fiscal year ended March 31, 2017, we generated revenue of $2,707,008, or approximately 75%, through our incubation services. For the fiscal year ended March 31, 2018, we generated revenue of $3,197,865, or approximately 74.73%, through our incubation services. For the fiscal year ended March 31, 2019, we generated revenue amounted to $ 2,260,376 through our incubation services. This is approximately 81.98% of our total revenue received for the fiscal year ended March 31, 2019.

We also offer to act as a finder to assist these companies to obtain loans or additional equity financing, and introduce them to potential business partners, find merger candidates or other strategic relationships, or assist with feasibility studies, for which we charge a finders’ fee in the form of cash only. We generally seek financing only from funds or groups that are financially sophisticated in making risky investment. We do not engage in investment activities such as providing capital in the form of equity or debt, in projects that seek funding through our platform. We do not engage in similar investment activities in entities that provide equity or debt financings separate from our platform. Unlike in the United States, where an issuer is not allowed to pay to an individual or entity without the relevant registration or license a finder’s fee or broker’s fee for raising capital in either a public or private offering, in the PRC, as long as the issuer is (a) not a public company, and (2) the fundraising transaction does not involve any public offering or sale of equity or debt securities pursuant to PRC securities laws, a finder is not required to obtain any special administrative approval for receiving finder’s fee or brokers fee for making business introductions or referrals, and assisting fundraising in private financing transactions. Occasionally, as part of the perks for fundraising via our platform and aimed at attracting high quality projects with additional conduits of follow-on financing, we also introduce projects that are ready to raise funding publicly, to relevant primary exchanges for which we do not take a finder’s fee. Such primary exchanges are provincial or regional primary exchanges, aka stock exchanges or financial assets exchanges licensed by regional governments in the PRC and hold business license and permits to engage in activities involving the primary market of share issuance, primary trading of stocks and financial assets and the like.

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

The first project was launched on our platform on April 12, 2015. Since then, through March 31, 2019, 255 projects have initiated and completed fundraising campaigns using our platform, for which they raised approximately $139,175,501. All of the 255 projects successfully met their target amounts on our platform. Approximately 92% of the 255 projects successfully completed their fundraising between one month and three months from the date they launched their fundraising campaign on our platform.

We do not possess an internal payment capability and as such, transaction payments through our platform are processed by Union Mobile Pay, which is an independent third-party payment processor. Union Mobile Pay retains a percentage of the proceeds from successfully completed offerings as cost for the transaction. Union Mobile Pay advised us that it is in compliance with all applicable PRC’s regulations, including those related to privacy, online payments and money laundering.

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

For the fiscal year ended March 31, 2018, we generated revenue of $4,278,729, of which $3,197,865, or approximately 74.74%, was from our incubation services; $1,074,101 of our revenue, or approximately 25.10%, was from crowdfunding platform services; $6,763 of our revenue, or 0.16%, was from procurement services related to the Dacheng auto-platform operation commenced in December 15, 2017. In the fiscal year ended March 31, 2018, we did not generate any revenues from finder’s fee services. None of the three sources related to our crowdfunding operation experience any seasonality. Our procurement services experience some seasonality because the post-sales automobile market and auto parts markets are more active in the last three months and first three months of each calendar year.

For the fiscal year ended March 31, 2019, we generated revenue of $2,757,229, of which $2,260,376, or approximately 81.98%, was from our incubation services; $483,960 of our revenue, or approximately 17.55%, was from crowdfunding platform services; $12,893 of our revenue, or 0.47%, was from Procurement Services.

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

Currently, as a crowdfunding platform company still in our initial growth period, we believe a steady growth of our registered user base is also integral to our operation and the recognition of our brand name. As such, we have been focusing our marketing resources on our Fast Track program since April 2016, because Fast Track projects typically see a large number of participants and usually sees significant increases in new registered users, as explained herein. Our marketing expenses on our Fast Track program as part of our marketing expenses for all three levels of our programs, have decreased from 64.95% for the fiscal year ended March 31, 2017, to 48.6% for the fiscal year ended March 31, 2018, because we have launched a Fast Track WeChat marketing channel and moved part of the marketing in-house, resulting in decreased marketing expenses.

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

Competition

We face competition from a number of reward-based crowdfunding platforms such as z.jd.com, and izhongchou.taobao.com. Many of these platforms are well established in the e-commerce market in China, and may have more resources and are better funded and better known than we are. They also may have a significant proprietary user base. The top five largest rewards-platforms in China, z.jd.com (operated and owned by JD.com), Zhongchou.cn, Hi.taobao.com, Demohour.com and Dreamore.com, are reported to have raised an aggregate of RMB 270 million (approximately $40.5 million), which accounted for 60.8% of the total money raised in the reward-based crowdfunding market in China in 2016.

We also face competition from other crowdfunding platforms that specialize in loan-based, equity-based or royalty-based crowdfunding offerings such as AngelCruch, AngelClub and Dajiaotou. Market leaders such as z.jd.com, an equity crowdfunding platform operated by JD.com, utilizes a lead-and-follow mechanism, where institutional VC firms and angel funds will lead and manage the investment deals and allowing individual investors to participate on the same terms.

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

For our auto-parts service operation, the competition in the PRC market is intense, and the market is fragmented. Alibaba and JD.com have not established its business presence in the auto-parts service industry. We believe we currently do not face direct competition from similar service providers in the PRC, other than auto-parts suppliers who market and sell their auto-parts products directly.

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

Our Fast Track program is designed to enable a start-up project to raise up to RMB 100,000, which is approximately $15,000, for which the participant will receive a reward or benefit. Participants in this program can contribute as little at RMB 1.00 (approximately $0.15), thus as a result, to meet funding target, each project that use our Fast Track program typically receives contribution from a large number of participants (who also become registered users if they are not already registered users) than those using our Type A or Type B programs (as explained below, typically have higher minimum contribution per participant). Our Fast Track program is designed to enable start-up projects to test the market by offering a non-equity participation in the project in order to give the project resources to develop its product and service and provide participants with a product or service or other benefit, generated by the project, even if the reward is not developed until a considerable time after the completion of the Fast Track financing. Participants in Fast Track offerings may make contributions either because they want to receive the product, for which they are pre-paying, or receive another benefit. Startup companies without a track record and companies needing a small amount of contribution are eligible for Fast Track crowdfunding campaign. As of March 31, 2019, the Fast Track program had the largest number of projects either under way or completed on our platform. Due to their small fundraising size and quick turnaround, Fast Track projects could be accessed by a larger number of participants and provide valuable market intelligence on the projects.

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

The first project was launched on our platform on April 12, 2015. Since then and through March 31, 2019, 255 projects have been initiated and completed fundraising campaigns through our platform. In total, the 255 projects have raised approximately $139,175,500 (RMB 914,000,037) in funding. Out of $139,175,500 raised, approximately $81,812,872 (RMB535,600,000) was raised for Type A projects, approximately $57,088,950 (RMB 376,598,037) was raised for Type B projects, and approximately $273,678 (RMB 1,802,000) was raised for Fast Track projects. Out of the 255 projects that had completed fundraising campaigns through our platform, 42 projects met their fundraising amounts during the fiscal year ended March 31, 2016, 66 projects met their fundraising amounts during the fiscal year ended March 31, 2017, 101 projects met their fundraising amounts during the year ended March 31, 2018, and 46 projects met their fundraising amounts during the year ended March 31, 2019.

For the year ended March 31, 2016, the revenue for crowdfunding platform service fees generated by Type A projects was approximately $581,925 (RMB3,805,501); the revenue for crowdfunding platform service fees generated by Type B projects was approximately $145,362 (RMB950,597); and the revenue for crowdfunding platform service fees generated by Fast Track projects was approximately $15,619 (RMB102,142). For the year ended March 31, 2017, out of the 66 projects that successfully met their fundraising target, 35 are Fast Track projects, 6 are Type A projects, and 25 are Type B projects. For the year ended March 31, 2017, the revenue for crowdfunding platform service fees generated by Type A projects was approximately $420,586 (RMB2,830,189); the revenue for crowdfunding platform service fees generated by Type B projects was approximately $458,391 (RMB3,084,579); and the revenue for crowdfunding platform service fees generated by Fast Track projects was approximately $4,232 (RMB28,475). For the year ended March 31, 2018, the revenue for crowdfunding platform service fees generated by Type A projects was approximately $578,966 (RMB3,767,227); the revenue for crowdfunding platform service fees generated by Type B projects was approximately $494,505 (RMB3,217,654); and the revenue for crowdfunding platform service fees generated by Fast Track projects was approximately $631 (RMB4,104). For the year ended March 31, 2018, out of the 101 projects that successfully met their fundraising target, 8 are Type A projects, 41 are Type B projects and 52 are Fast Track projects. For the year ended March 31, 2019, the revenue for crowdfunding platform service fees generated by Type A projects was approximately $169,258 (RMB1,135,850); the revenue for crowdfunding platform service fees generated by Type B projects was approximately $314,702 (RMB2,111,886); and the revenue for crowdfunding platform service fees generated by Fast Track projects was approximately $0 (RMB0).For the year ended March 31, 2019, of the 46 projects that successfully met their fundraising target, 4 are Type A projects, 18 are Type B projects and 24 are Fast Track projects. As such, we believe that in the foreseeable future, platform service revenues generated by Type A and Type B projects will continue to take a more significant portion of our platform service revenues generated by all three levels of our programs, mainly due to the much larger target offering amounts of Type A and Type B projects than those of Fast Track projects.

The majority of the 255 projects successfully completed their fundraising between one month and three months from the date they launched their fundraising campaigns on our platform.  Specially, the average timeframe of a campaign from initiation to completion is approximately 30 – 60 days for Fast Track projects, and 30 – 90 days for Type B and Type A projects.

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

For the fiscal year ended March 31, 2017, we generated approximately 24.6% of our total revenue from our crowdfunding platform service operation. For the fiscal year ended March 31, 2018, we generated approximately 25.10% of our revenue from our crowdfunding platform service operation. For the fiscal year ended March 31, 2019, we generated approximately 17.55% of our revenue from our crowdfunding platform service operation.

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

For the fiscal year ended March 31, 2017, approximately 75.4% of our revenue was generated from our incubation services. For the fiscal year ended March 31, 2018, approximately 74.74% of our revenue was generated from our incubation services. For the fiscal year ended March 31, 2019, approximately 81.98% of our revenue was generated from our incubation services. To date, all of the projects receiving our business incubation services have previously raised capital via our crowdfunding platform. For more detailed discussion, please refer to “Item 3. Key Information – D. Risk Factors — Risks Relating to Our Business and Industry — We have a limited operating history and are subject to the risks encountered by early-stage companies.” The increase in the number of crowdfunding projects fundraising via our platform has provided us with more potential clients who have needs for our incubation and financial services.

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

Our Auto Parts Operation

Following the inception of Hangzhou Dacheng on October 31, 2017, we launched the Dacheng operation on January 15, 2018 to provide procurement or sourcing services to auto repair and auto-service shops and auto-parts suppliers through our Dacheng Qipei E-House and Dacheng Qipei Supply Chain, by seamlessly connecting our auto repair and auto-service shops to a wide range of auto-parts suppliers. Auto-parts suppliers may engage us to deliver auto-parts to their auto-repair shop customers. Auto-repair and auto-service shop clients may engage us to procure and source, on their behalf, specific types of and specialty auto-parts from auto-parts suppliers for the most efficient and fast order placement, and delivery. Specifically, auto repair and auto-service shops of small to medium sized who are our primary customers currently, do not always have readily accessible business relationship with auto-parts suppliers, especially specially auto-parts suppliers who typically do not ship their products unless the auto repair and auto-service shops make full payment in advance. Additionally, Dacheng Qipei Supply Chain provides expeditious logistics services that picks up the goods from the suppliers and ships the goods via contracted shipping agents to the cities that our auto repair and auto-service shops are located in, and either delivers directly or hires local delivery agents to ensure timely delivery of the goods to our auto repair and auto-service shops. As such, our services includes but are not limited to sourcing auto-parts, accounts receivables financing/factoring, the logistics of shipping and delivery, return and exchange. Our auto-parts supplier clients may engage our services when they do business with new auto repair and auto-service shops for the first time, so as to minimize the risk of non-payment.

We charge 0.8% procurement fee based upon the total transaction amount of auto-parts that we procure or source for the auto-parts suppliers and the auto-repair shops. Our auto repair and auto-service shops clients will pay the entire amount of the order balance to us and also the procurement service fee. Our shipping services are currently included in our procurement service fee since provide delivery services as part of our procurement service, but we plan to hire third-party shipping and/or delivery agents in the future and expect to charge delivery and shipping costs separately. We typically are able to advance deposits within 1 business day from receiving an order from either the auto repair and auto-service shops or the auto-parts suppliers.

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

From the commencement of the Dacheng operation in January, 2018 to the end of the fiscal year ended March 31, 2018, our Dacheng operation have generated revenue in the amount of RMB44,007 (approximately $6,763) in procurement service fee. For the year ended March 31, 2019,our Dacheng operation have generated revenue in the amount of RMB86,522.99 (approximately $12,893) in procurement service fee.

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

Facilities/Property

Our registered address and principal executive office is currently and located at Room 2101, No.4 Phoenix City, 28 Qiutao Road, Shangcheng District, Hangzhou, Zhejiang Province, China, for premises of 1,177.1 square meters, pursuant to a lease agreement by and between WFOE II and a non-related third-party landlord, for the period of February 15, 2018 to February 14, 2021. The annual rent is approximately $396,176, $419,947, and $445,038 for each of the 12 months beginning on February 15, 2018 to February 14, 2021, respectively. WFOE II may terminate the lease with 2 months' prior notice. WOFE II has preferential right to enter into a new lease with the landlord at the expiration of the term subject to 3-month prior written notice of new lease and other conditions. Our prior location was Rooms 2001 and 2002, No. 4 Phoenix City, Shangcheng District, Hangzhou, Zhejiang Province, China, with an annual rent at approximately $167,435 and $177,482 for each of the 12 months from February 20, 2017 to February 19, 2019, respectively. This lease was terminated on February 19, 2018 due to our operation need for a larger premise. We also previously had premise at Suite B1-901, No.198, Qidi Road, Xiaoshan District, Hangzhou, PRC with an annual rent at approximately $47,000. This lease was cancelled on Feb.19, 2017. As of March 31, 2018, as a result of the cancellation of these lease agreements, our Company accrued rent expenses and penalties totaling $111,885 (RMB 770,950). The Company had fully repaid the accrued rent expenses and penalties on June 5, 2018.

On January 11, 2019, the Company has entered into a lease agreement with Zhejiang Niuruosi Medical Technology Co., Ltd. (“Niuruosi”) for renting Niuruosi’s property of approximately 600 square meters located at Hanshi Tower 22nd Floor, No 1786 Binsheng Road, Binjiang District, Hangzhou. The lease term will be from February 1, 2019 to January 31, 2021 and the rent fee will be RMB 525,600 for the first year and RMB 551,880 for the second year.

On January 11, 2019, Long Yun has entered into a lease agreement with Zhejiang Niuruosi Medical Technology Co., Ltd. (“Niuruosi”) for renting Niuruosi’s property of approximately 600 square meters located at Hanshi Tower 22nd Floor, No 1786 Binsheng Road, Binjiang District, Hangzhou. The lease term will be from February 1, 2019 to January 31, 2021 and the rent fee will be RMB 525,600 for the first year and RMB 551,880 for the second year.

Employees

As of August 15, 2019, we had an aggregate of 40 employees, of which 25 are Long Yun employees and 12 are Hangzhou Dacheng employees and 3 are Shenzhen Guanpeng employees. All of them are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

We generate revenues from three sources, platform service fee from crowdfunding, incubation service fee and procurement fee. We only started generating revenue for the year ended March 31, 2016, in which we generated revenue of $1,662,406, of which $767,779, or approximately 46%, was from crowdfunding, $595,980, or approximately 36%, was from our incubation services, and $298,647, or approximately 18%, was from finder’s fees.

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

For the year ended March 31, 2019, we generated revenue of $2,757,229; of which $483,960 of our revenue, or approximately 17.55%, was from crowdfunding; $2,260,376 of our revenue, or approximately 81.98%, was from our incubation services; and $12,893 of our revenue, or 0.47%, was from Procurement Services.

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	March 31,	March 31,
	2019	2018
Revenues	$2,757,229	$4,278,729
Operating expenses
Selling, general and administrative expenses	4,991,878	3,894,688
Total Operating expenses	4,991,878	3,894,688
Income (Loss) from operation	(2,234,649)	384,041
Other income (expenses):
Gain on sale of investments	-	-
Impairment on investments	-	-
Shared loss from equity method investments	-	-
Other income	140,709	93,639
Other expenses	(2,186)	(31,617)
Interest income	636,489	312,855
Interest expense	(133)	-
Total other income (expenses)	774,879	374,877
Income (loss) before tax	(1,459,770)	758,918
Income tax	-	(633,614)
Net income (loss) including noncontrolling interest	(1,459,770)	125,304
Less: Net income (loss) attributable to noncontrolling interest	(403,410)	(67,827
Net income attributable to Dragon Victory	$(1,056,360)	$193,131
Net income including noncontrolling interest	$(1,459,770)	$125,304
Other comprehensive income (loss):
Foreign currency translation loss	(216,606)	(29,887)
Comprehensive income (loss) including noncontrolling interest	$(1,676,376)	$95,417
Comprehensive (income) loss attributable to noncontrolling interest	$(410,975)	$78,790
Comprehensive income (loss) attributable to Dragon Victory	$(1,056,360)	$174,207
Earnings per share attributable to Dragon Victory common stockholders
Basic	$(0.09)	$0.02
Diluted	$(0.09)	$0.02
Weighted average shares outstanding-Dragon Victory
Basic	11,421,393	10,771,058
Diluted	11,421,393	10,771,058

Revenue

The following table sets forth revenue generated from each revenue source, both in absolute amount and as a percentage of total revenue for the years indicated:

	For the Years Ended
	March 31, 2019	March 31, 2018	March 31, 2017
Revenues
Crowdfunding	$483,960	$1,074,101	$883,209
Incubation Service	2,260,376	3,197,865	2,707,008
Procurement Services	12,893	6,763	-
Total	2,757,229	4,278,729	3,590,217

Results of Operations for the years ended March 31, 2019, and 2018, 2017:

For the year ended March 31, 2019, we generated the total revenue of $ 2,757,229, of which $2,074,959, or approximately 75.26%, was from our incubation services, $483,960, or approximately 17.55% was from crowdfunding platform service, and $12,893, or 0.47%, was from new auto-platform business and $185,358, or approximately 6.7% was from Listing Services.  For   the year ended March 31, 2018, we generated the total revenue of $ 4,278,729, of which $3,197,865, or approximately 74.74%, was from our incubation services, $1,074,101, or approximately 25.10% was from crowdfunding platform service, and $6,763, or 0.16%, was from new auto-platform business. For the year ended March 31, 2017, we generated the total revenue of $3,590,217, of which $883,209, or approximately 25%, was from crowdfunding, $2,707,008, or approximately 75%, was from our incubation services, and $0, or approximately 0%, was from finder’s fees.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) consist primarily of professional fees (including consulting, audit and legal fees) and data service fees for our corporate and technical staff and the personnel supporting our corporate and technical staff, wages and salaries, impairment loss, travel expenses, rent expenses, business taxes and surcharges, and advertising expenses. The Company’s selling, general and administrative expenses were $ 4,991,878 in the year ended March 31, 2019, which represents a $ 1,097,190, or 28.17%, increase from $3,894,688 in the year ended March 31, 2018. The increase is due to the increase in housing rent and promotional expense. Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $931 and $19,769 for the years ended March 31, 2019 and 2018, respectively.

Other Income and Expenses

Our Company’s other income was $ 774,879 in the year ended March 31, 2019 representing an increase of $400,002, or 106.70%, from $374,877 in the year ended March 31, 2018. The increase was due to the interest income generated from wealth management investments.

Net Income

Our Company generated a net income of $-1,459,770 in the year ended March 31, 2019, which represents a $ 1,588,667, or 92.69%, decrease from $1,713,971 in the year ended March 31, 2017. The decrease in net income was mainly due to the increase of selling, general and administrative expenses and deduction of net income attributable to non-controlling interest.

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

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings of $ 663,695, $1,799,879 and $2,051,252 as of March 31, 2019, 2018 and 2017, respectively because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at the amount billed to a customer, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Our Company reviews the collectability of accounts receivable based on an assessment of historic experience, current economic conditions, and other collection indicators. For the years ended March 31, 2019 and 2018, the Company has not experienced any uncollectible balances and after management assessed the credibility related to balances outstanding at March 2019, it determined that no additional allowance was necessary; accordingly, the Company has recorded allowances for doubtful accounts of $0 and $0, respectively.  No bad debts were charged during the period on 31 March 2019, and no bad debts were incurred in the company.

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

These investments derived interests in the amount of $636,489 and $312,855 for the years ended March 31, 2019and 2018, respectively. The interests were recognized to our Company’s results of operations when they were earned. These investments were not collateralized with underlying assets by their issuers.

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

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
March 31, 2019
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	9,461,918	9,461,918

March 31, 2018
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	4,744,328	4,744,328

information such as industry data, general economic conditions, cash flows forecasts or any recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value.

Our Company evaluates its cost method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0 and $0 for the years ended March 31, 2018 and 2017, respectively.

The carrying amount of the investments consist of the following:

	March 31, 2019	March 31, 2018
JiaXing YiTou ShangMa Investments Limited Partnership Company	$0	$75,547
Total, net	$0	$75,547

The details on property and equipment consist of the following:

	March 31, 2019	March 31, 2018
Leasehold improvements	$-	$755,466
Computer and equipment	216,977	202,292
Automobiles	158,857	161,074
Right of use asset	160,551	-
	536,385	1,118,832
less: Accumulated depreciation	(158,684)	(58,456)
Total, net	$377,701	$1,060,376

The Company made non-refundable prepayments for improvements to an event and meeting space; architectural and construction work commenced in 2018 and has not been completed as of the date of this report. Management decided to expense the costs related to these improvements as promotional and marketing expenses as this event and meeting space is designated for attracting potential incubation clientele. Also, Management did not believe that capitalizing the improvements were appropriate because at the time of this report, Management was not able to forecast with reasonably accuracy when these improvements would generate future benefits in the form of cash flows to the Company.

Is designated for attracting additional e asset has yet to be placed into service, and the Company has yet to record depreciation for the improvements.

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

	March 31,	March 31,	March 31,
	2019	2018	2017
Period/year end RMB:US$ exchange rate	6.71111	6.61843	6.89053
Period/annual average RMB:US$ exchange rate	6.71075	6.50682	6.72915
Period/year end HKD:US$ exchange rate	7.84934	7.77047	7.77047
Period/annual average HKD:US$ exchange rate	7.84162	7.75883	7.75883

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal year ended March 31, 2019, 2018 and 2017.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the existing definition of a business and provides a framework for evaluating whether a transaction should be accounted for as an acquisition (or disposal) of assets or a business. The ASU requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities (collectively, the set) is not a business. To be considered a business, the set would need to include an input and a substantive process that together significantly contribute to the ability to create outputs. The standard also narrows the definition of outputs. The definition of a business affects areas of accounting such as acquisitions, disposals and goodwill. Under the new guidance, fewer acquired sets are expected to be considered businesses. For the Company, this ASU is effective January 1, 2018 on a prospective basis with early adoption permitted. the Company would apply this guidance to applicable transactions after the adoption date.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. Under the new standard, goodwill impairment would be measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. This ASU eliminates existing guidance that requires an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. For the Company, this ASU is effective prospectively to impairment tests beginning January 1, 2020, with early adoption permitted at the time of any interim impairment test that may be performed prior to that date. the Company apply this ASU in the fourth quarter of 2017 in conjunction with its annual goodwill impairment testing.

In February 2016, the FASB issued ASU No. 2016-02, Leases, requiring lessee’s to recognize assets and liabilities for leases with lease terms of more than 12 months in the balance sheet. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new guidance is effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The amendments are effective for public companies for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The Company is currently in the process of evaluating the impact of the adoption on its financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”. The amendments add further guidance on identifying performance obligations and also to improve the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The Company is currently in the process of evaluating the impact of the adoption on its financial statements.

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

C. Research and Development, Patents and Licenses, etc.

Intellectual Property

As of March 31, 2019, we hold 3 trademarks in the PRC, and had registered 11 domain names relating to our business, including our corporate website, www.dvintinc.com, our crowdfunding operation, website www.5etou.cn, and www.taxiqi.com for displaying our business and operation information, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Our current ICP license for our crowdfunding operation will expire in December 2020. We are not required to acquire an ICP license for our www.taxiqi.com website because Hangzhou Dacheng does not provide services through this website, and the website is used for information distribution and display only .

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2018 to March 31, 2019 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year-ended March 31, 2019 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Contractual Obligations

Operating lease commitments for office facility

As of March, 31, 2019, the Company has one leased office premises under an operating lease agreement. The future aggregate minimum lease payments under operating leases are as follows:

Periods
For year ended March 31, 2019	$80,276
For year ended March 31, 2020	66,897
Total	$147,173

For the years ended March 31, 2019, 2018 and 2017, the Company incurred rental expenses under operating leases of $505,798 $308,238, and $114,096, respectively.

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

In January 2017, the Company entered into lease agreement for office space in Hong Kong for a duration of two years.

In February 2017, the Company entered into lease agreements for office space in Hangzhou, China for a duration of two years.

In February 2019, the Company ended its prior lease agreement and moved to new office location where it entered into a two year lease that expires on January 31, 2021. The Company paid $62,570 as a security deposit for the office lease.

Leases commitments

The Company has leased motor vehicle under non-cancellable capital lease agreements which expired on January 2017.

For the years ended March 31, 2019, 2018, and 2017, the Company incurred interest expenses under capital leases of $0, $0, and $2,763, respectively.

Capital commitments

The Company entered into a contract with a general contractor for $1,174,338 (RMB 8,000,000) to perform improvements to an event and meeting space at a new building in the Yuehuangshan South Fund Village Area of Hangzhou. As of March 31, 2019, the Company had prepaid $1,043,102 (RMB 7,000,000) and under the terms of the contract, is required to pay an additional $671,075 (RMB 1,000,000). The prepayments have been expensed to the Company’s result of operations and have been classified as promotional expense.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Jianjun Sun	42	Chief Executive Officer; Chairman and Director
Hongyu Zhang	30	Director
Cloris Li	36	Director
Wenbing Wang	48	Director
Han Zhang	38	Director
Xiaohua Gu	45	Chief Financial Officer
Chao Fu Chen	52	Chief Operating Officer
Bo Lyu	40	Board Secretary

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

B. Compensation of Directors and Executive Officers

For the year ended March 31, 2019, we paid an aggregate amount of RMB 8,124,661 (approximately US$1,210,693) in cash compensation to our directors and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended March 31, 2019.

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

D. Employees

As of March 31, 2019, we had an aggregate of 40 employees, of which 25 are Long Yun employees and 12 are Hangzhou Dacheng employees and 3 are Shenzhen Guanpeng employees, all of which are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 31, 2019 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 11,421,393 ordinary shares outstanding as of August 15, 2019

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%

Directors and Executive Officers:
Jianjun Sun Chief Executive Officer and Chairman	0	0%
Chao Fu Chen Chief Operating Officer	0	0%
Xiaohua Gu Chief Financial Officer	0	0%
Hongyu Zhang (1) Director	600,000	5.25%
Han Zhang Director	0	0%
Cloris Li Director	0	0%
Wenbing Wang Director	0	0%
All directors and executive officers as a group (7 individuals)	600,000	5.25%
5% Shareholders:	7,250,000	63.5%
Yu Han (2)	760,000	6.65%
Koulin Han (3)
Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands
Guomiao Chen No. 14, Unit 5, Xiaosibu Village, Yipeng Town, Xiaoshan District, Hangzhou, PRC	900,000	7.87%

(1)	Hongyu Zhang is a Director and also the 100% owner of Hong Limited that holds 600,000 Ordinary Shares.

(2)	Mr. Yu Han is the 100% owner of Honesty Heart Ltd., which holds 7,250,000 Ordinary Shares.

(3)	Ms. Koulin Han is the 100% owner of Destiny Links Management Ltd. that holds 760,000 Ordinary Shares. There is no familial relationship nor business relationship between Mr. Yu Han and Ms. Koulin Han except they are both current stockholders of our Company.

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

Material Transactions with Related Parties

Advances to Related Parties

Advances and Loans from Related Parties

As of March 31, 2019, the outstanding loan payable to Mr. Jianjun Sun, our CEO, was $17,374. The amount is due-on-demand and non-interest bearing, for working capital advances and borrowings.

Rent Owed

As of March 31, 2019, the outstanding rent owed to Hangzhou Tianqi Network Technology Co. Ltd., in which Mr. Yu Han is a 27% shareholder, was $ 44,109, and is due-on-demand and non-interest bearing.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “LYL.” Our ordinary shares began trading on October 20, 2017.

The following table provides the high and low trading prices for our ordinary shares on the NASDAQ Global Market for the periods specified.

	Sales Price (US $)
	High	Low
Annual High and Low
2018 (from October 20, 2017)	11.38	2.84
Quarterly High and Low
First Quarter 2019	2.08	1.32
Second Quarter 2019(through July 29, 2019)	1.36	0.98
Monthly High and Low
February 2019	2.15	1.35
March 2019	2.38	1.34
April 2019	1.75	1.25
May 2019	1.43	0.92
June 2019	1.1	0.85
July 2019	1.14	0.88

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

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2019, $9,581,123 of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

For the period from the effective date of the registration statement to March 31, 2019, our expenses incurred and paid to others in connection with the issuance and distribution of the Ordinary Shares totaled US$692,000. We did not receive any proceeds from our initial public offering from the effective date to March 31, 2019 ,We received net proceeds of US$7,731,271 from our initial public offering on September 15, 2017.

Item 15. CONTROLS AND PROCEDURES,

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

	For the year ended March 31,
	2017		2018				2019
	(In thousand)
Audit fees (1)	RMB	715.3	RMB	751	US$	109	RMB	805.3	US$	120
Audit-related fees		20		12		1.8				1.5
Tax fees		0		0		0				0
All other fees		0		0		0				0

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Dragon Victory International Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
1.2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
2.1	Registrant’s Specimen Certificate for Ordinary Shares †
2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.2	Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.6 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.3	Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.7 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.4	Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.8 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.5	Power of Attorney, Dated August 19, 2016 (incorporated by references to Exhibit 10.9 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.6	English Translation of the Termination Agreement to the Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.7	English Translation of the Termination Agreement to the Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.8	English Translation of the Termination Agreement to the Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.9	English Translation of the Termination Agreement to the Power of Attorney From Ms. Koulin Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.10	English Translation of the Termination Agreement to the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.5 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

Exhibit No.	Description
4.11	English Translation of the Exclusive Business Cooperation Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.6 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.12	English Translation of the Share Pledge Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.7 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.13	English Translation of the Exclusive Option Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.8 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.14	English Translation of the Power of Attorney from Ms. Koulin Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.9 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.15	English Translation of the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.10 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.16	Amended and Restated Employment Agreement between Dragon Victory International Limited and Xiaohua Gu dated December 30, 2016 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.17	Amended and Restated Employment Agreement between Dragon Victory International Limited and Chao Fu Chen dated December 30, 2016 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.18	Service Agreement between Hangzhou Longyun Network Technology Co., Ltd and Union Mobile Pay E-Commerce Co., Ltd dated March 24, 2016 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.19	Form of Investors Service Agreement between Hangzhou Longyun Internet Technology Co. Ltd. and investors (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.20	Indemnification Agreement by and between Dragon Victory International Limited and a director and/or an officer of the Company (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.21	Form of Crowdfunding Project Agreement (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.22	Feng Huang Zhong Xin Lease Agreement dated February 20, 2017 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on June 13, 2017)
4.23	Feng Huang Zhong Xin Lease Agreement dated February 20, 2017 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on June 13, 2017)
4.24*	Lease Agreement between Hangzhou Longyun Network Technology Co., Ltd. and Zhejiang Niuruosi Medical Technology Co., Ltd. dated January 10, 2019
8.1*	List of subsidiaries of the Registrant
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

†	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates
*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dragon Victory International Limited

By:	/s/ Jianjun Sun
	Name:	Jianjun Sun
	Title:	Chief Executive Officer and Chairman of the Board

Date: August 15, 2019

To:	The Board of Directors and Stockholders

Dragon Victory International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dragon Victory International Limited (the Company) as of March 31, 2019 and 2018, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since June 29, 2016

San Mateo, California

August 15, 2019

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2019	2018

ASSETS
Current assets
Cash and cash equivalents	$38,600	$3,937,490
Trade accounts receivable, net	1,727,645	1,610,865
Other receivables and prepayments	621,232	1,233,425
Related party receivables	-	266,959
Short-term investments	9,461,918	4,744,328
Total current assets	11,849,395	11,793,067
Non-current assets
Investment	-	75,547
Property, plant and equipment, net	377,701	1,060,376
Intangible assets, net	927	1,369
Other assets	86,102	87,339
TOTAL ASSETS	12,314,125	13,017,698

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	13,320	52,957
Taxes payable	1,794,570	1,670,273
Accrued liabilities and other current liabilities	981,461	236,277
Related party payable	60,483	64,698
Capital lease – current portion	80,276	-
Total current liabilities	2,930,110	2,024,205

Capital lease – non-current portion	66,897	-
TOTAL LIABILITIES	2,997,007	2,024,205

COMMITMENTS & CONTINGENCIES

EQUITY
Dragon Victory Stockholders’ Equity
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 11,421,393 and 10,000,000 shares issued and outstanding, respectively	1,142	1,142
Additional paid-in capital	8,929,968	8,929,968
Statutory reserves	589,659	433,479
Retained earnings	663,695	1,876,235
Accumulated other comprehensive income	(377,581)	(168,541)
Total Dragon Victory stockholders’ equity	9,806,883	11,072,283
Noncontrolling interest	(489,765)	(78,790)
TOTAL EQUITY	9,317,118	10,993,493
TOTAL LIABILITIES AND STOCHOLDERS’ EQUITY	$12,314,125	$13,017,698

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	March 31,	March 31,	March 31,
	2019	2018	2017

Revenues	$2,757,229	$4,278,729	$3,590,217

Operating expenses
Selling, general and administrative expenses	4,991,878	3,894,688	1,575,069
Total operating expenses	4,991,878	3,894,688	1,575,069

Income from operations	(2,234,649)	384,041	2,015,148

Other income (expenses):
Other income	140,709	93,639	118,935
Other expenses	(2,186)	(31,617)	(24,946)
Interest income	636,489	312,855	69,161
Interest expense	(133)	-	-
Total other income (expenses)	774,879	374,877	163,150

Income before tax	(1,459,770)	758,918	2,178,298
Income tax	-	(633,614)	(464,327)
Net income including noncontrolling interest	(1,459,770)	125,304	1,713,971

Less: loss attributable to noncontrolling interest	(403,410)	(67,827)	-

Net income attributable to Dragon Victory	$(1,056,360)	$193,131	$1,713,971

Net income including noncontrolling interest	(1,459,770)	$125,304	$1,713,971
Other comprehensive income (loss):
Foreign currency translation loss	(216,605)	(29,887)	(146,008)
Comprehensive income (loss) including noncontrolling interest	$(1,676,375)	$95,417	$1,567,963
Comprehensive income (loss) attributable to noncontrolling interest	$(410,975)	$(78,790)	$-
Comprehensive income (loss) attributable to Dragon Victory	$(1,265,400)	$174,207	$1,567,963

Earnings per share attributable to Dragon Victory common stockholders
Basic	$(0.09)	$0.02	$0.17
Diluted	$(0.09)	$0.02	$0.17

Weighted average shares outstanding-Dragon Victory
Basic	11,421,393	10,771,058	10,000,000
Diluted	11,421,393	10,771,058	10,000,000

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	March 31,	March 31,	March 31,
	2019	2018	2017

Cash flows from operating activities
Net income (loss) including noncontrolling interest	(1,459,770)	$125,304	$1,713,971
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	101,929	19,895	19,006
Impairment on investments	74,507	-	-
Write off of leasehold improvements	745,073	-	-
Changes in assets and liabilities
Increase in accounts receivables	(139,034)	(925,092)	(634,405)
(Increase)/decrease in other receivables and prepayments	595,234	(825,169)	148,487
(Increase)/decrease in related party receivables		(207,505)	516,904
(Increase)/decrease in deferred tax asset		-	(13,746)
Decrease in other current assets		33,042	-
(Decrease)/increase in accounts payables	634,212	(33,206)	-
Increase in taxes payable		819,336	703,448
(Decrease)/increase in accrued liabilities and other current liabilities	222,331	(18,486)	225,824
Net cash (used in)/provided by operating activities	774,482	(1,011,881)	2,679,489

Cash flows from investing activities
Investment in affiliated entities		-	-
Acquisitions of investments	(4,783,370)	(4,825,706)	-
Increase in related party receivables		-	842,544
Purchase of equipment and improvements	(30,868)	(1,447,870)	(1,682)
Decrease/(increase) in rent and utility deposits	30	-	(43,572)
Purchase of intangible assets	(464)	-	-
Net cash (used in)/provided by investing activities	(4,814,672)	(6,273,576)	797,290

Cash flows from financing activities
Proceeds from issuance of ordinary shares	-	7,731,271	-
Capital contribution from owners	-	145,232	-
Repayment of capital lease	-	-	(15,975)
Increase (decrease) in related party payable	259,890	27,075	(155,448)
Net cash provided by/(used in) financing activities	259,890	7,903,578	(171,423)

Net Increase/(decrease) of Cash and Cash Equivalents	(3,780,300)	618,121	3,305,356
Effect of foreign currency translation on cash and cash equivalents	(118,590)	97,008	(85,475)
Cash and cash equivalents–beginning of year	3,937,490	3,222,361	2,480
Cash and cash equivalents–end of year	$38,600	$3,937,490	$3,222,361

Supplemental cash flow disclosures
Interest received	$220,698	$312,856	$69,161
Interest paid	$133	$-	$-
Income taxes paid	$-	$285,749	$-

NON-CASH FINANCING AND INVESTING ACTIVITIES
Acquisition of fixed assets through capital lease	$160,560	$-	$-

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Ordinary Shares					Accumulated
	$0.0001 Par Value		Additional Paid-in	Statutory	Retained	Other Comprehensive	Noncontrolling
	Shares	Amount	Capital	Reserves	Earnings	Income	Interest	Totals
Balances at March 31, 2016	10,000,000	$1,000	$1,053,607	$65,331	$337,281	$(3,609)	$-	$1,453,610
Net income	-	-	-	-	1,713,971	-	-	1,713,971
Cumulative translation adjustment	-	-	-	-	-	(146,008)	-	(146,008)
Balances at March 31, 2017	10,000,000	$1,000	$1,053,607	$65,331	$2,051,252	$(149,617)	$-	$3,021,573
Proceeds from sale of Common Stock	1,421,393	142	7,731,129	-	-	-	-	7,731,271
Capital contributions by owners	-	-	145,232	-	-	-	-	145,232
Net income (loss)	-	-	-	-	193,131	-	(67,827)	125,304
Appropriations of retained earnings	-	-	-	368,148	(368,148)	-	-	-
Cumulative translation adjustment	-	-	-	-	-	(18,924)	(10,963)	(29,887)
Balances at March 31, 2018	11,421,393	$1,142	$8,929,968	$433,479	$1,876,235	$(168,541)	$(78,790)	$10,993,493
Net income (loss)					(1,056,360)		(403,410)	(1,459,770)
Appropriations of retained earnings				156,180	(156,180)			-
Cumulative translation adjustment						(209,040)	(7,565)	(216,605)
Balances at March 31, 2019	11,421,393	$1,142	$8,929,968	$589,659	$663,695	$(377,581)	$(489,765)	$9,317,118

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

On November 3, 2017, Dragon Victory entered into a Strategic Cooperation Agreement (the “Agreement”) under a joint venture where Dragon Victory through its subsidiaries will own 60% of Hangzhou Taikexi Dacheng Automotive Technology Service Co., Ltd (“Taikexi”) to upgrade the current platform to set-up a business ecosystem to offer online auto-insurance and to provide a full range of off-line auto parts and advisory services to consumers.

Taikexi has two wholly owned subsidiaries: Hangzhou Taikexi Automotive Services Company Limited (“TAS”) and Hangzhou Taikexi Cultural Media Co., Ltd. (“TCM”). Both subsidiaries have not commenced operations.

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

On August 3, 2018, WFOE II established Shenzhen Guanpeng International Technology Co., Ltd (“Guanpeng”). WFOE II holds a 51% interest in Guanpeng.

On May 5, 2019, WFOE II participated in the establishment of Zhejiang Shengyuan Business Consulting Co., Ltd (“Shengyuan”). WFOE II holds a 49% interest in Shengyuan. Shengyuan has not begun operations.

On July 7, 2019, Hanzhou Longyun incorporated a wholly owned subsidiary, Dacheng Liantong Zhejiang Information Technology Co., Ltd (“Dacheng Liantong”). Business operations have not yet commenced.

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

The following financial statement amounts and balances of the VIE, were included in the accompanying consolidated financial statements as of March 31, 2019 and 2018, and for the years ended March 31, 2019, 2018 and 2017, respectively:

	March 31,	March 31,
Financial Position at:	2019	2018
Current assets	10,202,318	8,151,121
Non-current assets	191,954	121,071
Total assets	10,394,272	8,272,192

Current liabilities	2,977,181	2,834,470
Non-current liabilities	66,897	-
Total liabilities	3,044,078	2,834,470

Net assets	7,350,194	5,437,722

	For the Years Ended
Results of Operations:	March 31, 2019	March 31, 2018	March 31, 2017
Revenues	2,744,277	4,271,966	3,590,217
Operating expenses	1,510,442	1,995,178	1,404,402
Other income (expenses) net	533,471	(275,665)	(163,151)
Earnings before tax	1,767,306	2,221,646	2,348,966
Tax expenses	-	633,614	464,327
Net income	1,767,306	1,918,839	1,884,639

c)	Use of Estimates

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

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount
	Level 1	Level 2	Level 3	Estimated Fair Value
March 31, 2018
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	9,461,918	9,461,918

March 31, 2017
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	4,744,328	4,744,328

j)	Foreign Currency Translation

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

Exchange rate used for the translation as follows:

	March 31, 2019	March 31, 2018	March 31, 2017

Period/year end RMB:US$ exchange rate	6.71111	6.61843	6.89053
Period/annual average RMB:US$ exchange rate	6.71075	6.50682	6.72915
Period/year end HKD:US$ exchange rate	7.84934	7.77047	7.77047
Period/annual average HKD:US$ exchange rate	7.84162	7.75883	7.75883

k)	Advertising

Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $19,769, $8,808, and $0 for the years ended March 31, 2018, 2017, and 2016, respectively.

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

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, which narrows the existing definition of a business and provides a framework for evaluating whether a transaction should be accounted for as an acquisition (or disposal) of assets or a business. The ASU requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities (collectively, the set) is not a business. To be considered a business, the set would need to include an input and a substantive process that together significantly contribute to the ability to create outputs. The standard also narrows the definition of outputs. The definition of a business affects areas of accounting such as acquisitions, disposals and goodwill. Under the new guidance, fewer acquired sets are expected to be considered businesses. For the Company, this ASU is effective January 1, 2018 on a prospective basis with early adoption permitted. The Company has adopted this guidance and determined that there was no material impact to the financial statements presented herein.

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

3 — OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consist of the following:

	March 31, 2019	March 31, 2018
Advances to employees	$-	$117,983
Advance to service providers	196,456	35,984
Deposits for leases due within one operating period	2,982	12,167
Prepayments and prepaid expenses	-	574,992
Interest receivables	415,791	116,562
Other receivables	6,003	375,737
	$621,232	$1,233,425

4 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 31, 2019	March 31, 2018
Leasehold improvements	$-	$755,466
Computer and equipment	216,977	202,292
Automobiles	158,857	161,074
Right of use asset	160,551	-
	536,385	1,118,832
less: Accumulated depreciation	(158,684)	(58,456)
Total, net	$377,701	$1,060,376

The Company made non-refundable prepayments for improvements to an event and meeting venue; architectural and construction work commenced in 2018 and had not been completed as of the date of this report. This event and meeting venue is intended to attract potential incubation clientele. At the time of this report, Management is not able to reasonably and accurately forecast when these improvements would generate future benefits to the Company in the form of positive cash flows; accordingly, the Company has written off these assets as selling and marketing expenses included in the Company’s results of operations for the year ended March 31, 2019.

For the years ended March 31, 2018, 2017, and 2016 depreciation expense was $101,043, $18,852 and $21,039, respectively.

5 — INTANGIBLE ASSET

Intangible asset consists of the following:

	March 31, 2019	March 31, 2018
Software	$2,305	$1,867
Less-Accumulated Amortization	(1,378)	(498)
Total, net	$927	$1,369

For the years ended March 31, 2019, 2018 and 2017, amortization expense was $886, $322 and $256, respectively. The weighted average remaining useful life of the asset is approximately 51 months.

6 — SHORT-TERM INVESTMENTS

The amortized cost and fair value of investment securities held-to-maturity as follows:

	Investment Securities Held-to-Maturity
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	fair value
March 31, 2019
Corporate debt securities	$9,461,918	$-	$-	$9,461,918
Total	$9,461,918	$-	$-	$9,461,918

March 31, 2018
Corporate debt securities	$4,744,328	$-	$-	$4,744,328
Total	$4,744,328	$-	$-	$4,744,328

The Company’s investment securities held-to-maturity approximate fair value due to their short-term nature with maturity range from thirty days to a year.

The amortized cost and fair value of investment securities, by maturity, for held-to-maturity investment securities as follows:

Periods	March 31, 2019	March 31, 2018
Due in one year or less	$9,461,918	$4,744,328
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	-	-
Total	$9,461,918	$4,744,328

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

These investments earned interest of $636,489, $310,105 and $0 for the years ended March 31, 2019, 2018, and 2017, respectively that was recognized to the Company’s results of operations when interest have been earned. These investments are not collateralized with underlying assets by their issuers.

Subsequent to March 31, 2018, the Company received interest income on held-to-maturity investments.

7 — INVESTMENTS IN ENTITIES AND ITS VALUATIONS

JiaXing YiTou ShangMa Investments Limited Partnership Company

On December 2014, the Company acquired 10% ownership interest in JiaXing YiTou ShangMa Investments Limited Partnership Company (“JiaXing YiTou”). JiaXing YiTou invests in industrial companies and investment management. It is located in Jiaxing City, Zhejiang Province, PRC. Such investment is accounted for under the cost method. The Company recognized an investment income of $0, $0 and $0 as other income for the years ended March 31, 2019, 2018, and 2017, respectively. The Company recognized an impairment loss on investment in the amount of $74,507, and $0 for the years ended March 31, 2019, 2018, and 2017.

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

The Company evaluates its cost method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $75,547, $0, and $0 for the years ended March 31, 2019, 2018 and 2017, respectively.

The carrying amount of the investments consist of the following:

	March 31, 2019	March 31, 2018
JiaXing YiTou ShangMa Investments Limited Partnership Company	$-	$75,547
Total, net	$-	$75,547

8 — RELATED PARTY TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
Mr. Sun JianJun	CEO of the Company.
Mr. Han Yu	Majority shareholder of the Company.
HangZhou TianQi Network Technology Co. Ltd.	Mr. Han Yu, Majority shareholder of the Company owns 27%.
Mr. Liao Xu	CMO of the Company.
Mr. Yuan Qiang	CTO of the Company
Mr. Sun Mang Yue	Director, CEO and shareholder of the Company’s subsidiary

Other related parties’ receivables consist of the following:

	March 31, 2019	March 31, 2018
Mr. Han Yu	$-	$40,414
Mr. Sun Mang Yue	-	226,545
Total	$-	$266,959

The outstanding receivables from Mr. Han Yu, Mr. Yuan Qiang, Mr. Liao Xu consist of working capital advances and borrowings or cash advances for travel expenses. These amounts are due on demand and non-interest bearing. On October 9, 2016, Mr. Han Yu repaid $1,334,064 (RMB 8,917,562) to the Company.

Other related parties’ payables consist of the following:

	March 31, 2019	March 31, 2018
Mr. Sun JianJun	$16,374	$19,971
HangZhou TianQi Network Technology Co. Ltd.	44,109	44,727
Total	$60,483	$64,698

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

On August 2017, the Company’s shareholder has contributed capital of $145,232 (RMB 945,000) in the Company’s subsidiary — HangZhou LongYun.

On September 15, 2017, the Company issued 1,421,394 ordinary shares at $6.00 per share for net proceeds of $7,731,271 ($8,528,363 in gross proceeds less underwriter discounts, commissions and offering expenses of $797,092) during an initial public offering (“IPO”) of the Company’s ordinary shares and concurrent listing on NASDAQ Capital Market stock exchange.

10 — STATEMENT OF OPERATIONS — DETAILS

	For the Years Ended
	March 31, 2019	March 31, 2018	March 31, 2017
Revenues
Crowdfunding	$483,960	$1,074,101	$883,209
Incubation Service	2,260,376	3,197,865	2,707,008
Procurement Services	12,893	6,763	-
Total	2,757,229	4,278,729	3,590,217

Operating Expenses
Professional fees	410,746	1,329,279	529,759
Wages and benefits	1,261,940	1,691,204	310,680
Travel expenses	111,945	203,701	72,953
Depreciation and amortization	101,929	20,174	21,295
Data services	56,169	127,355	316,986
Rent expense	505,798	308,238	114,096
Advertising	931	19,769	8,808
Business taxes and surcharges	223	10,168	14,873
Meals & entertainment	156,941	117,874	-
Other	1,267,647	66,926	37,012
Write off of leasehold improvements as selling and marketing expenses	1,043,102	-	-
Impairment loss on investments	74,507	-	148,607
Total	$4,991,878	$3,894,688	$1,575,069

11 — CONCENTRATION, GEOGRAPHIC

As of March 31, 2019, the Company’s gross accounts receivables was comprised of eight customers, of those eight, five contributed 11.47%, 12.94%, 10.30%, 15.53%, and 30.19% to the total outstanding balance. For the year ended March 31, 2019, fifteen customers comprised 75.82% of the Company’s revenues. There was one customer that contributed 15.0% of the Company total revenues.

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

12 – SEGMENT REPORTING

The following provides the results of operations and the financial position of the Company’s operating segments as of and during the year ended March 31, 2018. The Company did not have operating segments as of and for the year ended March 31, 2017 and 2016; accordingly, comparative figures are not provided. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Taikexi operating segment reflects the Company’s business of auto parts sourcing and logistics services.

Results of Operations
For the year ended March 31, 2019

	Longyun	Taikexi	Other	Total

Revenue	2,744,277	12,893	59	2,757,229

Operating expenses	1,510,442	973,548	2,507,888	4,991,878

Other income (expenses)	533,471	166	241,242	774,879

Earnings (loss) before tax	1,767,306	(960,489)	(2,266,587)	(1,459,770)

Taxes	-	-	-	-

Net income	1,767,306	(960,489)	(2,266,587)	(1,459,770)

Income (loss) attributable to Dragon Victory	1,767,306	(576,293)	(2,247,373)	(1,056,360)

Financial Position
as of March 31, 2019

	Longyun	Taikexi	Other	Total

Current assets	10,202,318	67,156	1,579,921	11,849,395
Non-current assets	191,954	111,275	161,501	464,730
Total assets	10,394,272	178,431	1,741,422	12,314,125

Current liabilities	2,977,181	6,916	(53,987)	2,930,110
Non-current liabilities	66,897	-	-	66,897
Total liabilities	3,044,078	6,916	(53,987)	2,997,007

Net assets	7,350,194	171,515	1,795,409	9,317,118

Results of Operations
For the year ended March 31, 2018

	Longyun	Taikexi	Other	Total

Revenue	4,271,966	6,763	-	4,278,729

Operating expenses	2,105,441	176,543	1,612,704	3,894,688

Other income (expenses)	248,655	211	126,011	374,877

Earnings (loss) before tax	2,415,180	(169,569)	(1,486,693)	758,918

Taxes	633,614	-	-	633,614

Net income	1,781,566	(169,569)	(1,486,693)	125,304

Income (loss) attributable to Dragon Victory	1,781,566	(101,742)	(1,486,693)	193,131

Financial Position
as of March 31, 2018

	Longyun	Taikexi	Other	Total

Current assets	11,096,311	828,844	(132,088)	11,793,067
Non-current assets	2,218,191	139,639	(1,133,199)	1,224,631
Total assets	13,314,502	968,483	(1,265,287)	13,017,698

Current liabilities	4,993,098	1,992	(2,970,885)	2,024,205
Non-current liabilities	-	-	-	-
Total liabilities	4,993,098	1,992	(2,970,885)	2,024,205

Net assets	8,321,404	966,491	1,705,598	10,993,493

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

Longyun was granted a two year tax holiday by the local PRC government; accordingly, the have not accrued any income tax expense for the year ended March 31, 2019.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Years Ended
	March 31, 2019	March 31, 2018	March 31, 2017
Statutory rates in Cayman Islands and BVI	0.0%	0.0%	0.0%
Statutory rates in Hong Kong	16.5%	15.0%	0.0%
Statutory rates in PRC	25.0%	25.0%	25.0%
Temporary tax holiday in the PRC	-25.0%	0.0%	0.0%
Foreign earned income not subject to taxes in the Cayman Island	-16.5%	-40.0%	-25.0%
Additional accruals in the PRC	0.0%	83.5%	12.0%
Effect of valuation allowance	0.0%	0.0%	8.2%
Effective income tax rate	0.0%	83.5%	20.2%

	For the Years Ended
	March 31, 2019	March 31, 2018	March 31, 2017
Income (loss) before taxes:
Cayman Islands	$(700,040)	$(1,550,037)	$(119,790)
BVI	-	-	(46,630)
Hong Kong	(45,955)	63,343	(4,229)
PRC	(713,775)	2,245,611	2,348,948
Total income (loss) before taxes	(1,459,770)	758,917	2,178,299

Provision for taxes (benefits):
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	633,614	464,327
Provision for income taxes (benefits)	-	633,614	464,327

Deferred tax assets:
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	179,665	-
Less: Valuation allowance	-	(179,665)	-
Currency effect	-	-	-
Deferred tax assets, net	-	-	-

Total provision for taxes	$-	$633,614	$464,327
Effective tax rate	0.0%	83.5%	21.3%

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

15 — COMMITMENTS & CONTINGENCIES

Operating lease commitments for office facility

As of  March 31, 2019, the Company had one leased office premises under an operating lease agreement. The future aggregate minimum lease payments under operating leases are as follows:

Periods
For year ended March 31, 2019	$80,276
For year ended March 31, 2020	66,897
Total	$147,173

For the years ended March 31, 2019, 2018 and 2017, the Company incurred rental expenses under operating leases of $505,798 $308,238, and $114,096, respectively.

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

In January 2017, the Company entered into lease agreement for office space in Hong Kong for a duration of two years.

In February 2017, the Company entered into lease agreements for office space in Hangzhou, China for a duration of two years.

In February 2019, the Company ended its prior lease agreement and moved to new office location where it entered into a two year lease that expires on January 31, 2021. The Company paid $62,570 as a security deposit for the office lease.

Leases commitments

The Company has leased motor vehicle under non-cancellable capital lease agreements which expired on January 2017.

For the years ended March 31, 2018, 2017, and 2016, the Company incurred interest expenses under capital leases of $0, $0, and $2,763, respectively.

Capital commitments

The Company entered into a contract with a general contractor for $1,174,338 (RMB 8,000,000) to perform improvements to an event and meeting space at a new building in the Yuehuangshan South Fund Village Area of Hangzhou. As of March 31, 2019, the Company had prepaid $1,043,102 (RMB 7,000,000) and under the terms of the contract, is required to pay an additional $671,075 (RMB 1,000,000). The prepayments have been expensed to the Company’s result of operations and have been classified as selling and marketing expenses.

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

On or about August 9, 2019, the Company liquidated several investments and received back $4,023,178 in cash as notional principal. The Company also received $334,620 in interest payments between March 31, 2019 and August 14, 2019.

As of August 14, 2019, except for any subsequent events detailed above, the Company has determined that there are no other material subsequent events that occurred after the balance sheet date, and up to the issuance date of these financial statements that required disclosure.