Form 20-F/A
period 2019-03-31
Dragon Victory International Ltd
filed 2019-12-27
CIK 1682241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No.1

to

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

Hanshi Tower 22nd Floor, No.1786 Binsheng Road, Binjiang District, Hangzhou, Zhejiang Province, China

(Address of Principal Executive Offices)

Limin Liu, Chief Executive Officer

Hanshi Tower 22nd Floor, No.1786 Binsheng Road, Binjiang District, Hangzhou, Zhejiang Province, China

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

An aggregate of 11,421,393 ordinary shares, par value US$0.0001 per share, as of December 27, 2019.

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

●	“Long Yun” are to Hangzhou Long Yun Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC.

●	“Long Yun HK” are to Sweet Lollipop’s wholly owned subsidiary, Long Yun International Holdings Limited, a company organized under the laws of Hong Kong;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Dragon Victory International Limited, par value US$0.0001 per share;

●	“Shenzhen Guanpeng” are to Shenzhen Guanpeng Information Technology Co., Ltd ., limited liability company organized under the laws of the People’s Republic of China (the “PRC”), in which Hangzhou Dacheng Investment Management Co., Ltd. holds approximately 51% of equity interest;

●	“Sweet Lollipop” are to our wholly-owned subsidiary, Sweet Lollipop Co., Ltd., a business company incorporated in the British Virgin Islands;

●	“we”, “us” or the “Company” are to Dragon Victory International Limited, and its affiliated entities;

●	“WFOE II” are to Hangzhou Dacheng Investment Management Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Long Yun HK.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended March 31, 2018 and 2019.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.71 to US$1.00, the noon buying rate in effect on March 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 27, 2019, the noon buying rate was RMB 6.99 to US$1.00.

We completed the initial public offering (“IPO”) of 1,421,394 Ordinary Shares at a price to the public of $6.00 per share for a total of $8,528,363 in gross proceeds before expenses, underwriting discounts and commissions on September 15, 2017. On October 20, 2017 we listed our Ordinary Shares on the NASDAQ Capital Market under the symbol “LYL.”

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

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Mr. Limin Liu, our chairman and chief executive officer who is responsible for the development and implementation of our business plan. The loss of the services of Mr. Limin Liu for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

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

Experienced and Highly Qualified Team

Our team members have an average of at least eight years of experience in their respective fields of e-commerce, Internet finance, media, entertainment, auto-parts procurement service, design and technology and online marketing. Some members of our team previously work at other online giants such as Alibaba and Baidu, while others have ample experience in product development and marketing. Our CEO Mr. Limin Liu is critical to the successful operations of our business. From July 2014 to June 2019, Mr. Liu served as the Global Lead of Department of Financial Service Industry of Huawei Technologies Co., Ltd. From 2006 to 2014, Mr. Liu served as the vice president for sales and technology of Beijing Futong Dongfang Technology Co., Ltd. From 1994 to 2006, Mr. Liu worked at IBM China subsequently as an engineer, business representative, and director of sales. Mr. Liu graduated from Zhejiang University in 1993 with a major in motor control.

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

Employees

As of December 27, 2019, we had an aggregate of 27 employees, of which 20 are Long Yun employees, 6 are Hangzhou Dacheng employees and 1 is an employee of Shenzhen Guanpeng. All of them are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

G. Safe Harbor

This annual report contains “forward-looking statements,” all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	the acceptance of crowdfunding by both participants and projects seeking funding, and the development of crowdfunding as a means of raising funding;

●	the response of participants in crowdfunding to any difficulties encountered by companies raising funds through reward-based crowdfunding;

●	changes in the regulations of PRC government bodies and agencies relating to reward-based crowdfunding and donation-based crowdfunding;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to provide participants in projects using our platform with a secure and acceptable payment method;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our right to use our trademark, 5etou in the PRC, which is our only market.

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Limin Liu, our chief executive officer;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Jianjun Sun (1)	42	Chief Executive Officer; Chairman and Director
Limin Liu (2)	49	Chief Executive Officer; Chairman and Director
Hongyu Zhang (3)	30	Director
Wei Wang (4)	48	Director
Cloris Li (5)	36	Director
Bin Liu (6)	46	Director
Wenbing Wang	48	Director
Han Zhang (7)	38	Director
Jingxin Tian (8)	40	Director
Xiaohua Gu	45	Chief Financial Officer
Chao Fu Chen	52	Chief Operating Officer
Bo Lyu (9)	40	Board Secretary

(1)	Jianjun Sun resigned as the Company’s Chief Executive Officer, Chairman of the Board of Directors, and Director on August 20, 2019.
(2)	Limin Liu was appointed as Company’s Chief Executive Officer, Chairman of the Board of Directors, and Director on August 21, 2019.
(3)	Hongyu Zhang resigned as the Company’s Director on August 20, 2019.
(4)	Wei Wang was appointed as the Company’s Director on August 21, 2019.
(5)	Cloris Li resigned as the Company’s Director on September 3, 2019.
(6)	Bin Liu was appointed as the Company’s Director on September 4, 2019.
(7)	Han Zhang resigned as the Company’s Director on April 1, 2019.
(8)	Jingxin Tian was appointed as the Company’s Director on June 3, 2019.
(9)	Bo Lyu resigned as the Company’s Board Secretary on April 1, 2019.

The following is a brief biography of each of our executive officers and directors:

Mr. Jianjun Sun has served as our CEO since October 23, 2017. Mr. Sun was a director responsible for administrative affairs, human resources, accounting and asset management, for Hangzhou Qinghefang Asset Management Co. Ltd., a state-owned enterprise from June 2015 to September 2017. Mr. Sun was a director of Hangzhou Qinghefang District Joint Committee, responsible for managing Hangzhou Qinghefang Historical District Management Committee, a governmental agency from June 2015 to September 2017. Mr. Sun was the Division Chief of Administrative and Management Affairs Division, Hangzhou Qinghefang Historical District Management Committee, and was responsible for administrative affairs, human resources, accounting and asset management from July 2012 to May 2015.

Mr. Limin Liu has served as our CEO, Chairman of the Board of Directors, and Director since August 21, 2019. From July 2014 to June 2019, Mr. Liu served as the Global Lead of Department of Financial Service Industry of Huawei Technologies Co., Ltd. From 2006 to 2014, Mr. Liu served as the vice president for sales and technology of Beijing Futong Dongfang Technology Co., Ltd. From 1994 to 2006, Mr. Liu worked at IBM China subsequently as an engineer, business representative, and director of sales. Mr. Liu graduated from Zhejiang University in 1993 with a major in motor control.

Mr. Hongyu Zhang has served as the Director of Sales for IBM Greater China Region Business Unit since 2012, and has served as the evaluation director of the Export-Import Bank of China Evaluation department since 2013. Mr. Zhang graduated from China Foreign Affairs University with a degree in 2011 and the University of Alberta with a degree in 2012.

Mr. Wei Wang has served as our Director since August 21, 2019. Mr. Wang has served as the general manager of Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd. since January 2014. From February 1991 to December 2013, Mr. Wang worked in the Fire Department of Hangzhou City. Mr. Wang received a bachelor’s degree in business management from Party School of the Central Committee of C.P.C. in 2000.

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

Mr. Bin Liu has served as our Director since September 4, 2019. Mr. Liu has over 20 years of experience in accounting, finance, and capital markets areas. Mr. Liu has been a deputy manager of Beijing Houyi Capital Management Co., Ltd., a private equity fund headquartered in Beijing, since July 2019. From September 2017 to June 2019, Mr. Liu served as deputy manager at Jianwen Financial Holding Co., Ltd. From February 2003 to August 2017, Mr. Liu worked as an official at Shanghai Securities Regulatory Bureau. From January 2002 to February 2003, Mr. Liu served as financial manager at Winsan (Shanghai) Industrial Corporation Ltd. From July 1996 to December 2001, Mr. Liu served as a partner and manager at Beijing Zhongtian Huazheng Accounting Firm. Mr. Liu received his bachelor’s degree in finance from Liaoning University in 1996. Mr. Liu received his master’s degree in banking from Chinese Academy of Social Sciences in 1999, and his second master’s degree in law from Fudan University in 2010.

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

Ms. Jingxin Tian has served as our Director since June 3, 2019. Ms. Tian has been a partner of Jingsh Law Firm, a law firm headquartered in Beijing with more than 40 branch offices in China, since 2016, and serves as the director of construction biddings department of the firm. Ms. Tian has over 13 years of experience as a litigation and transaction lawyer, especially in areas including legal risk management and dispute resolution. Ms. Tian also serves as member of mergers, acquisitions, reorganizations, and financially-distressed assets committee of Beijing Lawyers Association, member of Chinese Society of International Law, and arbitrator of Hainan International Arbitration Court of China. Ms. Tian received a bachelor’s degree in law from Capital University of Economics and Business in China, and a master degree in civil and business law from University of Chinese Academy of Sciences.

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

Audit Committee.

Our audit committee consists of Mr. Bin Liu, Mr. Wenbing Wang and Ms. Jingxin Tian. Mr. Wenbing Wang is the chairman of our audit committee. We have determined that Mr. Bin Liu, Mr. Wenbing Wang and Ms. Jingxin Tian satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Bin Liu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee.

Our compensation committee consists of Mr. Bin Liu, Mr. Wenbing Wang and Ms. Jingxin Tian upon the effectiveness of their appointments. Ms. Tian is the chairperson of our compensation committee. We have determined that Mr. Bin Liu, Mr. Wenbing Wang and Ms. Jingxin Tian will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Mr. Bin Liu, Mr. Wenbing Wang and Ms. Jingxin Tian. Ms. Tian is the chairperson of our nominating and corporate governance committee. Mr. Bin Liu, Mr. Wenbing Wang and Ms. Jingxin Tian satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Bin Liu, Wenbing Wang, and Jingxin Tian satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules.

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

D. Employees

As of December 27, 2019, we had an aggregate of 27 employees, of which 20 are Long Yun employees, 6 are Hangzhou Dacheng employees and 1 is Shenzhen Guanpeng employee, all of which are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 27, 2019 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 11,421,393 ordinary shares outstanding as of December 27, 2019

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

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%

Directors and Executive Officers:
Jianjun Sun Chief Executive Officer and Chairman (1)	1,874,164	16.4%
Chao Fu Chen Chief Operating Officer	0	0%
Xiaohua Gu Chief Financial Officer	0	0%
Hongyu Zhang Director (2)	3,224,351	28.2%
Han Zhang Director	0	0%
Cloris Li Director	0	0%
Wenbing Wang Director	0	0%
All directors and executive officers as a group (7 individuals)	5,098,515	44.6%
5% Shareholders:	6,658,515	58.3%
CYN Cherish Capital Limited Portcullis Trustnet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands (1)	1,874,164	16.4%
Hong Limited Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands (2)	3,224,351	28.2%
Destiny Links Management Limited Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands (3)	760,000	6.7%
White Knight Limited Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands (4)	800,000	7%

(1)	Jianjun Sun is a Director and also the 100% owner of CYN Cherish Capital Limited that holds 1,874,164 Ordinary Shares.
(2)	Hongyu Zhang is a Director and also the 100% owner of Hong Limited that holds 3,224,351 Ordinary Shares.
(3)	Koulin Han is the 100% owner of Destiny Links Management Limited. that holds 760,000 Ordinary Shares.

(4)	Wei Wang is a Director and also the 100% owner of White Knight Limited that holds 800,000 Ordinary Shares.

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

Advances to Related Parties

As of March 31, 2019, there were no advances to related parties.

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

We must make a separate determination each year as to whether we are a PFIC. It is possible that, for our 2019 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our WFOE II as being wholly owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of the WFOE II but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we have raised in our initial public offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we have raised in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

Our board of directors has determined that Mr. Bin Liu is the audit committee financial expert.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Dragon Victory International Limited, and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
1.2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
2.1	Registrant’s Specimen Certificate for Ordinary Shares †
2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.2	Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.6 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.3	Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.7 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.4	Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.8 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.5	Power of Attorney, Dated August 19, 2016 (incorporated by references to Exhibit 10.9 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.6	English Translation of the Termination Agreement to the Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.7	English Translation of the Termination Agreement to the Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.8	English Translation of the Termination Agreement to the Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.9	English Translation of the Termination Agreement to the Power of Attorney From Ms. Koulin Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.10	English Translation of the Termination Agreement to the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.5 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

Exhibit No.	Description
4.11	English Translation of the Exclusive Business Cooperation Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.6 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.12	English Translation of the Share Pledge Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.7 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.13	English Translation of the Exclusive Option Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.8 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.14	English Translation of the Power of Attorney from Ms. Koulin Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.9 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.15	English Translation of the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.10 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.16	Amended and Restated Employment Agreement between Dragon Victory International Limited and Xiaohua Gu dated December 30, 2016 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.17	Amended and Restated Employment Agreement between Dragon Victory International Limited and Chao Fu Chen dated December 30, 2016 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.18	Service Agreement between Hangzhou Longyun Network Technology Co., Ltd and Union Mobile Pay E-Commerce Co., Ltd dated March 24, 2016 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.19	Form of Investors Service Agreement between Hangzhou Longyun Internet Technology Co. Ltd. and investors (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.20	Indemnification Agreement by and between Dragon Victory International Limited and a director and/or an officer of the Company (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.21	Form of Crowdfunding Project Agreement (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.22	Feng Huang Zhong Xin Lease Agreement dated February 20, 2017 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on June 13, 2017)
4.23	Feng Huang Zhong Xin Lease Agreement dated February 20, 2017 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on June 13, 2017)
4.24***	Lease Agreement between Hangzhou Longyun Network Technology Co., Ltd. and Zhejiang Niuruosi Medical Technology Co., Ltd. dated January 10, 2019
8.1***	List of subsidiaries of the Registrant
10.1***	Employment Agreement between Dragon Victory International Limited and Limin Liu dated August 21, 2019 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on August 23, 2019)
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

†	No exhibit to be filed as the Registrant does not issue physical ordinary share certificates
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

***	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dragon Victory International Limited

By:	/s/ Limin Liu
	Name:	Limin Liu
	Title:	Chief Executive Officer and Chairman of the Board

Date: December 27, 2019

To:	The Board of Directors and Stockholders

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