Form 20-F
period 2020-03-31
Dragon Victory International Ltd
filed 2020-08-18
CIK 1682241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

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

An aggregate of 11,421,393 ordinary shares, par value US$0.0001 per share, as of March 31, 2020.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

i

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“affiliated entities” are to our subsidiaries and Long Yun;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only;

●	“Hangzhou Dacheng” are to Hangzhou Taikexi Dacheng Automobile Technology Service Co. Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), in which WFOE II holds approximately 60% of the equity interests;

●	“Long Yun” are to Hangzhou Long Yun Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC.

●	“Long Yun HK” are to Sweet Lollipop’s wholly owned subsidiary, Long Yun International Holdings Limited, a company organized under the laws of Hong Kong;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Dragon Victory International Limited, par value US$0.0001 per share;

●	“Shenzhen Guanpeng” are to Shenzhen Guanpeng Information Technology Co., Ltd., limited liability company organized under the laws of the People’s Republic of China (the “PRC”), in which Hangzhou Dacheng Investment Management Co., Ltd. holds approximately 51% of equity interest;

●	“Sweet Lollipop” are to our wholly-owned subsidiary, Sweet Lollipop Co., Ltd., a business company incorporated in the British Virgin Islands;

●	“we”, “us” or the “Company” are to Dragon Victory International Limited, and its affiliated entities;

●	“WFOE II” are to Hangzhou Dacheng Investment Management Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Long Yun HK.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended March 31, 2020, 2019 and 2018.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.09 to US$1.00, the noon buying rate in effect on March 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 7, 2020, the noon buying rate was RMB 6.97 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

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

●

uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The insurance industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of comprehensive income data for the years ended March 31, 2020, 2019 and 2018 and the selected consolidated balance sheet data as of March 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive income data for the years ended March 31, 2017 and 2016, and the selected consolidated balance sheet data as of March 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report. The consolidated financial statements are prepared and presented in accordance with GAAP. Historical results are not necessarily indicative of the results for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below.

Selected Statements of Operations Information:

	2020	2019	2018	2017	2016
	US$	US$	US$	US$	US$
Consolidated Statements of Comprehensive Income Data:
Revenue	$11,252	2,757,229	4,278,729	3,590,217	1,662,406
Selling, general, and administrative expenses	2,130,282	4,991,878	3,894,688	1,575,069	983,783
Results from operating activities	(2,119,030)	(2,234,649)	384,041	2,015,148	678,623
Gain on sale of investments	-	-	-	-	230,202
Impairment on investments	-	-	-	-	(30,118)
Net other income (expense)	(5,376)	138,523	62,021	93,989	682
Net interest income (expense)	667,898	636,489	312,855	69,161	163
Profit before tax	(1,456,511)	(1,459,770)	758,918	2,178,298	817,669
Tax expenses (benefits)	(27,413)	-	(633,614)	(464,327)	(164,817)
Profit for the year/period	(1,483,924)	(1,459,770)	125,304	1,713,971	652,852
Comprehensive income for the year/period	(1,899,183)	(1,265,400)	174,207	1,564,354	649,243
Basic and dilutive earning per share	(0.12)	(0.09)	0.02	0.17	0.07

Selected Balance Sheets Information:

		Year Ended March 31,
	2020	2019	2018	2017	2016
	US$	US$	US$	US$	US$
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	15,926	38,600	3,937,490	3,222,361	2,480
Total assets	9,964,361	12,314,125	13,017,698	4,212,535	2,010,926
Total equity	7,373,020	9,317,118	10,993,493	3,021,573	1,453,610
Current liabilities	2,591,341	2,930,110	2,024,205	1,190,962	557,316
Total liabilities	2,591,341	2,997,007	2,024,205	1,190,962	557,316

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

The following table sets forth information concerning exchange rates between the RMB and the United States dollar for the periods indicated.

	March 31,	March 31,	March 31,
	2020	2019	2018
Period/year end RMB:US$ exchange rate	7.08760	6.71111	6.61843
Period/annual average RMB:US$ exchange rate	6.97980	6.71075	6.50682
Period/year end HKD:US$ exchange rate	7.77050	7.84934	7.77047
Period/annual average HKD:US$ exchange rate	7.75880	7.84162	7.75883

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Relating to our Business and Industry

We have a limited operating history and are subject to the risks encountered by early-stage companies.

Through our operating entity in the PRC, Long Yun, we have only been in business since October 2014, we launched our 5etou platform in March 2015 and our auto-parts service operation in January 2018. We did not generate any revenue until the year ended March 31, 2016. We then suspended our 5etou platform operation and auto-parts service operation in September 2018 and April 2019, respectively. Our current Supply Chain Management Platform Service was only established in October 2019.

As a fairly new company, our business strategies and model are constantly being tested by the market, and we pursue to adjust our allocation of resources among our current two business segments (namely, incubation services and supply chain management platform services) accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, which, for our supply chain management platform service and incubation service business, inherent in a new business and in an industry, which is in the early stages of development in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that:

●	The incubation services we operate in may in the future be subject to increasing regulation by various governmental agencies in China;

●	We may require additional capital to develop and expand our operations which may not be available to us when we require it;

●	We may not be able to expand supply chain management platform service operation in a manner which will enable us to generate revenue and meet the requirements of both the auto-parts suppliers and the auto-repair shops that use our supply chain management platform services;

●	Our marketing and growth strategy may not be successful; and

●	Our business may be subject to significant fluctuations in operating results.

Our future growth will depend substantially on our ability to address these and the other risks described in this annual report. If we do not successfully address these risks, our business would be significantly harmed.

Our Supply Chain Management Platform Service is heavily dependent on our business partnership with the sole logistic partner we work with so far. Any disruptions in our relationship with such partner may have an adverse effect on our profitability and operating results.

Our Supply Chain Management Platform Service currently relies upon our sole logistic partner’s ability to deliver auto parts timely and collect payments from auto repair shops fully. We could suffer significant disruption in business in the event of the loss of our business partnership with such partner, which may further damage our supply chain service network and our reputation. The Company is planning to expand the number of logistic partners it works with, but there is no guarantee that such plan will be successful.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned expansion and marketing efforts, which may reduce our revenue.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next twelve months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. In addition, if we fail to generate sufficient net revenues from our incubation services and supply chain management platform services, we may continue to consume significant amounts of capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding Ordinary Shares, and the terms of any such debt securities could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

We face significant competition in an industry experiencing rapid technological change, and there is a possibility that our competitors may achieve regulatory approval and develop new online supply chain management platform service before us, which may harm our financial condition and our ability to successfully market or commercialize any of our services.

The Chinese auto parts procurement industry is highly competitive and is characterized by rapidly changing technologies, significant competition and a strong emphasis on client attraction. Even though we have found business opportunities in a niche market, we will very likely face competition with respect to our integrated supply chain management platform services from major auto parts suppliers in China in their effort to further reduce operation costs and improve their cash flows.

Some of these auto parts suppliers may have significantly greater financial resources and expertise in research and development, online testing, obtaining regulatory approvals and marketing approved services than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established auto parts suppliers. These competitors also compete with us in recruiting and retaining qualified research and marketing personnel. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize services that are more effective, more convenient or are less expensive than the supply chain services we currently offer. Our competitors also may obtain regulatory approval for their services more rapidly than we may obtain approval for any that we develop, which could result in our competitors establishing a strong market position before our new services are able to enter the market. The availability of our competitors’ services could limit the demand, and the price we are able to charge, for any services that we currently offer.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company and a smaller reporting company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Implications of Our Being an ‘Emerging Growth Company.’”

The tariffs by the U.S. government and the trade war between the U.S. and China, and on a larger scale, internationally, may dampen global growth. If the U.S. government, in the future, subjects the services that we provide to proposed tariffs, our business operations and revenues may be negatively impacted.

The U.S. government has recently proposed, among other actions, imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by proposing new or higher tariffs on specified products imported from the United States. Based on our analysis of the list of products affected by the tariffs, we expect that the proposed tariffs will not have a material direct impact on our business operations, as we are based in the PRC, and deliver services to customers exclusively located within the PRC market. However, the proposed tariffs may cause the depreciation of the RMB currency and a contraction of certain PRC industries that will likely be affected by the proposed tariffs. As such, there may be potential decrease in the spending powers of our target real estate property buyers and/or a negative impact on the operation of our developer clients, which in turn, may lead to a contraction of the PRC real estate market. As such, we may have access to fewer business opportunities and our operation may be negatively impacted. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Our business, financial condition and results of operations have been and are likely to continue to be adversely affected by the outbreak of COVID-19.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, was reported to have surfaced in China and now spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

Substantially all of our operations are concentrated in China. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of measures, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Normal economic life throughout China was sharply curtailed.

The COVID-19 outbreak has negatively impacted our businesses in the following ways:

●	Our incubation service depends on a wide array of offline activities such as business meetings, new project seminars, information trainings etc. We have experienced substantive diminutions these activities due to the COVID-19 outbreak and ensuing lockdowns, because our business partners in incubation projects worked remotely between January 2020 and May 2020. This has caused substantial decrease in the Company’s results of operation during the period;

●	Between January and March 15 of 2020, the Company’s staff and employees were instructed to work remotely. As a result, we were not able to perform business operations on our supply chain management platform effectively, resulting substantial impacts upon Company’s business performance;

As of the date of this annual report, COVID-19 had an adverse effect on our operations, which has caused a net 97% decrease in our revenue for the three months ended March 31, 2020 compared to the same period of 2019.

While the Chinese government has eased up certain travel restrictions as of the date of this report, and we are adopting a series of measures to cope with the uncertainties and risks brought by COVID-19, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Easing of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. The extent to which this outbreak impacts our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this outbreak and the actions taken by authorities and other entities to contain this outbreak or treat its impact, among others, all of which are beyond our control.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to COVID-19, our business could be materially and adversely affected by natural disasters, other health epidemics or other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in and outside China, such as Ebola virus disease, H1N1 flu, avian flu and the recent outbreak of COVID-19. Our business operations could be disrupted if any of our employees is suspected of having such epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our headquarters are located in Hangzhou, where most of our directors and management and a large majority of our employees currently reside. Consequently, we are highly susceptible to factors adversely affecting Hangzhou. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hangzhou, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in the PRC

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China but it does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, the Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 pandemic had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. China’s GDP decreased by 6.8% year-over-year in the first quarter of 2020 amid the COVID-19 pandemic. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the securities business in general and businesses using crowdfunding in particular. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

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

Mr. Limin Liu and Ms. Koulin Han, who are our beneficial owners and are PRC residents, have completed the initial foreign exchange registrations. However, as the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on WFOE II’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the WFOE II.

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

We operate our business through Long Yun, a VIE, the equity of which is controlled by Mr. Limin Liu, our chief executive officer, and Ms. Koulin Han, through a series of contractual arrangements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of Long Yun are treated as our assets and liabilities and the results of operations of Long Yun are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE II and Long Yun.

For example, on March 15, 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which came into force on January 1, 2020. The PRC Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law keeps silent on how to define and regulate the “variable interest entities,” while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.”

The PRC Foreign Investment Law leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. If WFOE II, Long Yun or their ownership structure or the contractual arrangements are determined to be in violation of the PRC Foreign Investment Law, or any existing or future PRC laws, rules or regulations, or WFOE or Long Yun fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, Long Yun’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by Mr. Limin Liu and Ms. Koulin Han, both shareholders of the Registrant and the VIE Entity, over whom we may have no control.

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

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholder’s equity, minimum share price and certain corporate governance requirements. We may not be able to continue to satisfy continuing listing requirements and other applicable rules of the Nasdaq Capital Market. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our ordinary share is a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

Depending on the amount of cash we have raised in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Long Yun as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Long Yun, and as a result, we are treating Long Yun as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Long Yun should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information – E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Cayman Islands on June 19, 2015. Sweet Lollipop Co., Ltd. (“Sweet Lollipop”) was incorporated in the British Virgin Islands on May 8, 2014, with Lili Xiang, a non-related third party, as the sole shareholder. From its inception until June 25, 2015, Sweet Lollipop had no business activities. On June 25, 2015, Lili Xiang transferred her 100% equity interest in Sweet Lollipop to us and Sweet Lollipop became our wholly-owned subsidiary. After June 25, 2015 and until now, Sweet Lollipop has no business operation other than being a pass-through entity and holding the 100% equity interest in Long Yun International Holdings Limited (“Long Yun HK”). Long Yun HK was incorporated in Hong Kong on May 2, 2015. WFOE II, Sweet Lollipop’s wholly owned subsidiary, was organized pursuant to PRC laws on February 27, 2017. Our variable interest entity, Hangzhou Long Yun Network Technology Co., Ltd., which we refer to as Long Yun, was established on October 9, 2014 in the City of Hangzhou, PRC pursuant to PRC laws. Long Yun’s shareholders include certain PRC residents and corporate entities controlled by PRC residents.

On November 3, 2017, we entered into a strategic cooperation agreement with Mr. Jiawei Cao to establish a joint venture, namely, Hangzhou Dacheng, in which we would hold approximately 60% of the equity interests. Hangzhou Dacheng, in which we indirectly hold a 60% equity interest, was organized pursuant to PRC laws on October 31, 2017. Mr. Jiawei Cao subsequently transferred his 40% of equity interest in Hangzhou Dacheng to Mr. Mangyue Sun in January 2018 pursuant to a share transfer agreement. Mr. Mangyue Sun subsequently transferred approximately 2% of the equity interest in Hangzhou Dacheng to Wenbin Liu in March 2018 pursuant to a share transfer agreement.

On August 3, 2018, we entered into a strategic cooperation agreement with Shenzhen Jintai Tourism Development Co., Ltdpursuant to which we formed a new joint venture company on August 3, 2018 under the laws of People’s Republic of China, Shenzhen Guanpeng Information Technology Co., Ltd. Through WFOE II, we hold approximately 51% of the shares of Shenzhen Guanpeng Information Technology Co., Ltd.

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

We control Long Yun through contractual arrangements, which are described under “— Contractual Arrangements between WFOE II and Long Yu.” Dragon Victory is a holding company with no business operation other than holding the shares in Sweet Lollipop. Long Yun HK is a pass-through entity with no business operation. WFOE II is exclusively engaged in the business of managing the operation of Long Yun.

Our principal executive offices are located at Hanshi Tower 22nd Floor, No.1786 Binsheng Road, Binjiang District, Hangzhou, Zhejiang Province, PRC, and our phone number is + 86-571-82213772. We maintain a corporate website at http://www.dvintinc.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

Our corporate structure as of the date of this report is as follows:

Previously, we controlled Long Yun through WFOE I, a then wholly owned subsidiary of the Company, which was dissolved on September 28, 2018. On August 19, 2016, WFOE I entered into a series of contractual arrangements, also known as the VIE Agreements, with Long Yun and its shareholders (the “VIE Agreements”). The VIE Agreements were designed to provide WFOE I with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun.

Effective March 20, 2018, WFOE I, Long Yun and the shareholders of Long Yun executed a Termination Agreement to the Exclusive Business Cooperation Agreement, Termination Agreement to the Share Pledge Agreement, Termination Agreement to the Exclusive Option Agreement and Termination Agreement to the Powers of Attorney that terminated each of the VIE Agreements. As a result WFOE I does not have control rights and rights to the assets, property and revenue of Long Yun.

On March 20, 2018, WFOE II, a newly formed wholly owned subsidiary of the Company, entered into a series of contractual arrangements (the “New VIE Agreements”) with Long Yun and its shareholders. The New VIE Agreements are designed to provide WFOE II with the power, rights and obligations equivalent in all respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun. There is no change to Long Yun’s capital structure.

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

Contractual Arrangements between WFOE II and Long Yun

Due to PRC legal restrictions on foreign ownership in the telecommunications sector, see “Regulations — Foreign Ownership Restrictions”, neither we nor our subsidiaries own any equity interest in Long Yun. Instead, we control and receive the economic benefits of Long Yun’s business operation through a series of contractual arrangements. WFOE II, Long Yun and its shareholders entered into a series of contractual arrangements, also known as the New VIE Agreements, on March 20, 2018. The New VIE Agreements are designed to provide WFOE II with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun.

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

The CEO and president of WFOE II, Mr. Limin Liu, will effectively be managing Long Yun pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE II has absolute authority relating to the management of Long Yun, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions, provided, however, that the audit committee of the Company is required to review and approve in advance any related party transactions, including transactions involving WFOE II or Long Yun.

Share Pledge Agreement

Under the Share Pledge Agreement among Mr. Limin Liu, Ms. Koulin Han, together holding 100% of the shares of Long Yun (“Long Yun Shareholders”) and WFOE II, the Long Yun Shareholders pledged all of their equity interests in Long Yun to WFOE II to guarantee the performance of Long Yun’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, should Long Yun or the Long Yun Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE II, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Long Yun Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE II is entitled to dispose of the pledged equity interest in accordance with applicable PRC law. The Long Yun Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE II’s interest.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Long Yun. WFOE II shall cancel or terminate the Share Pledge Agreement upon Long Yun’s full payment of all fees payable under the Exclusive Business Cooperation Agreement.

The Share Pledge Agreement serves several functions: (1) guarantee the performance of Long Yung’s obligations under the Exclusive Business Cooperation Agreement, (2) ensure the Long Yung Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE II’s interests without WFOE II’s prior written consent, and (3) provide WFOE II control over Long Yun. In the event Long Yun or the Long Yun Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE II will be entitled to foreclose on the Long Yun Shareholders’ equity interests in Long Yun and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Long Yun and in this situation, WFOE II may terminate the New VIE Agreements after acquisition of all equity interests in Long Yun or form new VIE structure with the third parties designated by WFOE II; or (2) dispose of the pledged equity interests retain the proceeds from such sale. In the event of such a sale of the pledged equity interests, the VIE structure evidenced by the New VIE Agreements will be terminated.

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

B. Business Overview

Overview

We have suspended our crowdfunding platform business on September 30, 2018 during the last fiscal year and we have not generated revenue from such business. We suspended such business indefinitely in anticipation of certain changes to the Chinese financial regulations, and have kept our crowdfunding platform (including 5etou platform, source code, serves, and others) intact in case of a future need to resume our crowdfunding business. As of the date of this report, we do not have an expectation or plan on when to resume our crowdfunding business. The following business description regarding our crowdfunding platform is historical information only.

In addition, we ended our auto-parts procurement services in April 2019, and the following business description regarding such business is historical information only. We commenced our supply chain management platform service in October 2019, which was developed and upgraded from our former auto-parts procurement services, to provide consolidated supply chain management platform services (the “Supply Chain Management Platform Service”). We did not generate any revenues from our incubation services during the past fiscal year due to the severe disruption caused by the COVID-19 pandemic. All of our business revenues generated for the fiscal year ended March 31, 2020 were entirely from our Supply Chain Management Platform Service.

Historically, our revenues were generated from following four sources:

●	Platform services fees equal to a percentage of the funds raised through our crowdfunding platform;

●	Consulting fees for incubation services;

●	Finder’s fees for assisting a project in raising funds, as a portion of the proceeds; and

●	Procurement service fees paid for providing sourcing or procurement pursuant to our Dacheng auto parts operation.

Currently, our revenues are generated from the following two sources:

●	Fees paid for providing our incubation services. These fees are paid pursuant to a consulting agreement between us and the project receiving incubation service.

●	Transaction fee paid to us for providing supply chain management platform service to auto parts suppliers through our supply chain management platform. We receive a certain percentage of fees based on the aggregate amounts of purchase payments from our auto parts supplier partners.

Crowdfunding is a process by which a project or project is funded by raising money from a large number of people, primarily through an internet-based platform. The participants in crowdfunding are the crowdfunding platforms, such as our platform, the entrepreneurs or project sponsors, and the participants or other funding sources who make a payment for the reward. There are five basic types of crowdfunding programs — equity crowdfunding, reward-based crowdfunding, debt-based crowdfunding, by which loans are made to an individual or business, royalty-based crowdfunding, which the participant receives payments based on revenue generated by the project, to the extent that the project generates revenue, and donation-based crowdfunding. We were historically only engaged in reward-based crowdfunding in China.

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

We used to offer business incubation services pursuant to agreements on an ongoing and as-needed basis. We offered these services, commencing from the time when a project first initiates a contribution campaign using our platform to the completion of project prototypes and/or product/service, and continuing until the project becomes profitable or no longer requires or desires our services. These services include business and operation advisory services relating to marketing, sales and strategic planning, and guidance and general resources in ancillary services such as human resources, legal, accounting, assisting with feasibility studies and other types of services that projects need. We are not intended to substitute for professional services providers such as business operation professionals, accountants, or lawyers and will make referrals to third-party providers when needed. For the fiscal year ended March 31, 2020, we did not generate any revenues through our incubation services. For the fiscal year ended March 31, 2019, we generated revenue of $2,260,376 through our incubation services, or approximately 81.98% of our total revenue for that year.

In January 2018, we commenced providing auto-parts related services through Hanghzou Dacheng, Historically, we provided procurement services, in the form of sourcing, accounts receivables financing, and logistics services to auto-repair shops that had demands for auto-parts from auto-parts suppliers, and auto-parts suppliers transacting with auto-repair shops. We received a 0.8% procurement fee based upon the total transaction amount of auto-parts that we procure or source for the auto-parts suppliers and the auto-repair shops, in addition to any logistics fees applicable. The Company suspended such services in April 2019 and we did not generate any revenues from such services for the fiscal year ended March 31, 2020.

Our Supply Chain Management Platform Service

Since October 2019, we began to provide supply chain management platform services to several auto parts suppliers and one auto parts logistics company. We aim to address the existing supply chain management issues in the Chinese auto parts industry—namely, there is no systematic purchase and payment processing system for auto parts procurement in China. Conventionally, auto repair shops that purchase from auto parts suppliers have to rely on a series of unregulated and disarranged practices that vary greatly from transaction to transaction. This has resulted in substantive business problems for both auto parts suppliers and auto repair shops alike, such as high transaction costs, high liquidity risks, high default risks, inequitable accountability, and many others.

We started to build our supply chain management platform in May 2019 with our own research and development team, investing a total of approximately RMB 2.06 million (USD 295,137). and launched the platform in October 2019 (the “Supply Chain Management Platform”). The Supply Chain Management Platform is an integrated online supply chain processing center that provides auto parts suppliers, auto repair shops, and logistics companies with transaction data management, shipping and handling information management, and transaction financing. These services cover the most important aspects of auto parts procurement transactions in China. Auto parts suppliers and auto parts suppliers can initiate the supply chain management platform service on our platform by first engaging our qualified logistics partner. They then enter into an electronic procurement and shipping contract on the platform by logging in detailed transaction and shipping information. From there on, the Supply Chain Management Platform consolidates transaction information and shipping information for auto parts suppliers, logistic partner, and auto repair shops.

Auto parts logistics companies in China are small-sized business entities that transport auto parts purchased by auto repair shops to a designated delivery address while collecting payments from auto repair shops. These logistics companies typically transfer the payment received from auto repair shops to the relevant auto parts suppliers for their purchases within 15 to 30 days. Such delay in payment may create liquidity issues for auto parts suppliers, who would prefer to pay a premium for receiving purchase payment within five days. We created the Supply Chain Management Platform to address this business need. We typically advance the aggregate amounts of purchase payments in full to auto parts suppliers within three days upon confirmation from our logistics partner that it has collected purchase payments from auto repair shops. We charge auto parts suppliers we work with a certain percentage of service fee based on the aggregate amounts of purchase payments made by the auto repair shops. We do not directly charge auto parts suppliers for the service fee, but rather, when logistics partner confirms auto repair shops’ receipt of auto parts and its collection of payments, we advance only a certain percentage of the aggregate amounts of purchase to the auto parts suppliers and keeping a certain percentage of the aggregate amounts as our service fee. After the logistics partner collects the payment from the repair shop, it returns 100% of the payment to us, usually within three days. We do not obtain promissory notes or other financial instruments from our logistics partner for the purchase advance; however, we require the legal representative of such logistics partner to sign a unlimited personal liability agreement for each separate transaction so that we can seek repayment from such legal representative through court proceedings in case of a payment default by our logistics partner.

During the 2020 fiscal year, we offered supply chain management platform service for transactions ranging from RMB 800 to RMB 2,000 per transaction, with an average amount of RMB 1,200. We processed a total of 10,605 transactions since we launched this business and during the 2020 fiscal year.  To repay purchase advances made by us to auto parts suppliers, our logistics partner may pay with cash or electronic transfer. We have not experienced any delays or delinquencies from our logistics partner since October, 2019. For the fiscal year ended March 31, 2020, we generated 100% of our total revenue from our supply chain management platform service business.

We have obtained all necessary permits and licenses to conduct our supply chain management platform service business.

Registration Process on the Supply Chain Management Platform

The logistics partner and auto part suppliers we currently work with went through the following procedures to register their accounts on the Supply Chain Management Platform and were required to:

●	Provide required due diligence documents including, but not limited to, business licenses, legal representative’s social identification card, transaction information in the past six months;

●	Schedule an onsite inspection of their respective business by our due diligence staff members,

●	Review and sign a Software-as-a-Service Agreement,

●	Review and sign a Supply Chain Management Platform Service Agreement that governs the responsibilities and cooperative relationship between the Supply Chain Management Platform and the applicant, and

●	Review and sign an unlimited personal liability agreement that clarify the personal payment responsibility of logistics partner’s legal representative when the logistics partner defaults on its payments.

As a general rule, we do not set limits or restrictions to the aggregate purchase amounts that a customer can engage in our Supply Chain Management Platform. However, we do refrain from providing Supply Chain Management Platform Services to any auto repair shop who have records in payment delays or delinquencies.

Upon completing review of all required items for application, the approval process is complete and a Supply Chain Management Platform account is created. At that point, all transactions and related shipping, handling, and logistics information are recorded in the Supply Chain Management Platform. We charge a certain percentage of service fee per auto parts transaction for our Supply Chain Management Platform Services payable by our partnered auto parts suppliers.

Beyond the steps described above, we do not make any further determination of the eligibility of potential business partners. We rely mostly on our business partners’ representation to us and our on-site due diligence procedures. In general, our due diligence procedures and background checks are very different from those used by banks or other financial institutions, which typically go to greater length to minimize the risk of default. Even though we have yet to experience any delay or defaults in payments, we cannot guarantee that we will continue experience zero or lower default rate than that of financial industry’s practice.

Risks Associated with Supply Chain Management Platform Services —Default and Collection

We do not obtain security for our advances principally because, even assuming our logistics partner would have potential collateral to offer as security, the small size of each particular transaction does not justify the time, effort and expense of identifying the collateral and properly obtaining a security interest in such collateral. As a consequence, all of our payments made to auto parts suppliers are unsecured. This means that, absent court or other legal action compelling our logistics partner to repay us, we rely principally on the willingness and ability of our logistic partner to send us the payment it collected from the auto repair shops.

We have not experienced any delay or default in payment in the short period of time since we started our Supply Chain Management Platform Services business in October 2019. In case of a default, we will first engage in industrial collection practices that include attempts to contact the logistics partner and obtain payment, and attempts to contact the logistics partner’s legal representative to satisfy the owed amount. The costs involved in these initial collection efforts are minimal as they only involve some employee time. If initial collection efforts prove to be futile, we would then proceed through litigation and court procedures, for which the default logistics partner would pay for all legal costs we would incur in the process according to the laws of the People’s Republic of China. According to the signed unlimited personal liability agreement, the legal representative or the controller of the logistics company would be liable for the default amount, and his or her personal assets such as bank deposits, real assets, or personal properties would be used to pay off the amount owed to us.

Marketing

Since we have suspended our crowdfunding business in the past fiscal year, we did not engage in any marketing activities with third-parties or incur any marketing expenses during the period for such services.

During the past fiscal year, our marketing efforts for our incubation services were limited to the following:

●	Good-will referrals from past project partners;

●	Social media campaigns, principally Wechat and Weibo; and

●	Newsletters to our data base of participants.

Since we have suspended our auto parts related services through Hanghzou Dacheng in the past fiscal year, we did not engage in any marketing activities with third-parties or incur any marketing expenses during the period for such services.

With respect to our Supply Chain Management Platform Service, our marketing efforts focus on establishing working relationships through frequent on-site visits with local logistic companies, who has close business relationship with local auto-parts suppliers and repair shops. Such personal marketing method involves minimal expenses, and we did not engage in any marketing activities with third-parties or incur any marketing expenses with respect to our Supply Chain Management Platform Services. As of the date of this annual report, we have served a total of 4 auto-parts suppliers as clients, whose business coverages include over 620 auto-repair shops located in Jiaxing, Suzhou City, Zhoushan Island, Dongyang and Yiwu, China.

Competition

We believe that we are one of the few platforms in the PRC market that provides high-quality business incubation services to entrepreneurs, although we are aware that there are a number of incubation facilities, including those with which we have a formal or informal relationship. By providing these value-added services, we believe that projects on our platform could have a better chance of success in both product development and completing a fundraising campaign. We believe that we are the leading Company for business incubation projects, and facing only moderate level of competitions in PRC.

The supply chain in the United States and European countries has experience a long period of development, resulting a high level of integration and automation while achieving a high level of procurement efficiency. Companies such as Auto Zone and Advance Auto Parts, through series of mergers and acquisitions, gained vertical control of both upstream and downstream procurement controls, achieving an economic of scales in auto parts procurement while significantly reducing their procurement costs in the process.

In comparison, the Chinese auto parts procurement industry has a large yet fragmented market. The Chinese auto parts procurement industry does not have a standard model of auto parts procurement, handling, delivery and transactions, resulting a highly fragmented, decentralized, and inefficient market. With breakthroughs in computer technology, we are able to integrate all essential aspects of auto parts procurement procedures and consolidate information as well as economic resources. The end product, Supply Chain Management Platform, is a one of its kind supply chain management platform in the industry. Even though we have found business opportunities in a niche market, we will very likely face competition with respect to our integrated supply chain management platform services from major auto parts suppliers in China in their effort to further reduce operation costs and improve their cash flows. Some of our major competitions in supply chain management platform service are as follows:

Business Category	Name of the Competitor	The Core Business

Traditional Auto-Parts Supplier and Manufacturer	Jingu Co.,Ltd, (Auto Parts Business Trade Name: Automobile Superman)	Supply Chain B to B and B to C Services

E-Commerce and Retail Company	Alibaba Group Holding Limited (Auto Parts Business Trade Name: New Carzone)	Supply Chain B to B and B to C Services.

E-Commerce and Retail Company	JD.com, Inc.	Supply Chain B to B and B to C Services.

Online Auto Parts Trading Platform	Guangzhou Baturu Information Technology Co., Ltd.	Supply Chain B to B Services.

Online Auto Parts Trading Platform	Kaisi Times Technology (Shenzhen) Co., Ltd.	Supply Chain B to B and B to C Services.

Our Strategy

As we have suspended two of our previous business segments (crowdfunding business and auto parts procurement business), our new business strategies for our current two business segments (namely, incubation services and supply chain management platform services) are constantly being tested by the market. Our current business strategy for our two business segments are: (1) expand our partnership with local and regional logistic companies while attracting business cooperation opportunities with major auto parts suppliers, and (2) grow and maintain a loyal customer base for our incubation business.

(1) Expand our partnership with local and regional logistic companies while attracting business cooperation opportunities with major auto parts suppliers. Our Supply Chain Management Platform Services depend on highly qualified and well-connected logistic partners and auto parts suppliers, through which we will further engage in auto parts procurement and transactions of different sizes at local and national scales. Currently, we only work with one logistic partner and four auto parts suppliers. We plan to expand our marketing efforts and reach more logistic partner and auto parts suppliers in Hangzhou, Zhejiang Province and beyond, attracting auto repair shops and fulfilling their procurement needs through our connection with logistic partners and auto parts suppliers via our platform.

(2) Grow and maintain a loyal customer base for our incubation business. Our incubation service depends on a wide array of offline activities such as business meetings, new project seminars, information trainings etc. We have experienced substantive diminutions these activities due to the COVID-19 outbreak and ensuing lockdowns, because our business partners in incubation projects worked remotely between January 2020 and May 2020. This has caused substantial decrease in the Company’s business activities for such business segment. However, our incubation service remains as one of our core business segments, and the Company plan to resume backlogged incubation projects after the COVID-19 pandemic. The management remains confident about the future outlook of our incubation business and we have engaged in new incubation projects in the past fiscal year. We believe that the key to resuming our incubation services after the COVID-19 pandemic is to maintain and further grow a loyal customer base; in this way, we will be able to continue establishing new incubation projects with new and old customers.

With respect to both our incubation business and our supply chain management platform service, we have no current plans to acquire any businesses or to engage in any businesses other than our current business as described in this report.

Seasonality

Currently, our business operations do not experience any seasonality.

Employees

As of August 14, 2020, we had an aggregate of 21 employees, of which 10 are Long Yun employees, 9 are Hangzhou Dacheng employees and 1 is an employee of Shenzhen Guanpeng. All of them are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

Final settlement of tax liability must be made within five months of the end of each calendar year in China, the EIT tax year end is December 31 and all enterprises are required to file their income tax return within 5 months after December 31. All EIT returns shall be based on Chinese GAAP. Since Longyun and Hangzhou Dacheng’s financial statements are prepared on U.S. GAAP and used March 31 as fiscal year end, the annual EIT return for tax year ended December 31, 2020 and December 31, 2019 were filed timely based on China GAAP. As such, the accrued tax payables in the EIT return may be different from the annual audited financial statement.

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

As such, the proposed Draft Rules and the Interim Measures referenced above only apply to private equity-based and debt-based crowdfunding, respectively. Our crowdfunding platform currently only provides reward-based crowdfunding in the PRC market, and do not provide equity-based or debt-based crowdfunding in the PRC market. Therefore, Guantao, our PRC Counsel, believes that we are not subject to the proposed Draft rules or the Interim Measures.

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

Regulation on Supply Chain Management Platform Services

The operation of our Supply Chain Management Platform Services includes operations related to commercial internet information services via the Internet. Certain categories of practices related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

●	the Ministry of Commerce, or the MOFCOM

●	China’s National Bureau of Administration for Commerce and Industries; and

●	the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry).

The State Council issued the Administrative Measures on Internet Information Services, effective in September 2000, and amended in January 2011. Pursuant to these measures, “internet information services” refer to provision of internet information to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must register for an ICP License, approved by relevant government authorities, before engaging in any commercial internet information services related operations in China. The ICP License has a term of five years and can be renewed within 90 days before expiration.

The Company has obtained its ICP License in August, 2019 and is in full compliance regarding relevant PRC laws and regulations governing its Supply Chain Management Platform Services operations, which remains effective as long as the platform URL operator fulfills the annual examination procedures online.

The online payment processing is an integral part of our platform service. We use Allin Pay, who is in full compliance with PRC laws and regulations governing payment acceptance and transmissions. Allin Pay helps us handle the payment flows on our platform. Allin Pay is subject to numerous regulations relating to such matters as privacy, receipt and transmission of payments and money laundering. Allin Pay is in full compliance regarding these laws.

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

In order to comply with such foreign ownership restrictions, we operate a part of our business in China through Long Yun, which is owned 85% by Mr. Limin Liu and 15% by Ms. Koulin Han, and controlled by WFOE II through a series of contractual arrangements. Another part of our business in China, we operate through Hangzhou Dacheng, in which our wholly owned subsidiary WFOE II owns 60% of equity interest. In the opinion of our PRC legal counsel, Guantao Law Firm, except as otherwise disclosed in this report, our ownership structure complies with existing PRC laws and regulations.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment

Our registered address and principal executive office is Room 2101, No.4 Phoenix City, 28 Qiutao Road, Shangcheng District, Hangzhou, Zhejiang Province, China, where we lease premises of 1,177.1 square meters, pursuant to a lease agreement by and between WFOE II and a non-related third-party landlord, for the period of February 15, 2018 to February 14, 2021. The annual rent is approximately $396,176, $419,947, and $445,038 for each of the 12 months beginning on February 15, 2018 to February 14, 2021, respectively. WFOE II may terminate the lease with 2 months' prior notice. WOFE II has a preferential right to enter into a new lease with the landlord at the expiration of the term subject to certain customary conditions.

On January 11, 2019, Long Yun entered into an office space lease agreement with Zhejiang Niuruosi Medical Technology Co., Ltd. (“Niuruosi”) for renting Niuruosi’s property of approximately 600 square meters located at Hanshi Tower 22nd Floor, No 1786 Binsheng Road, Binjiang District, Hangzhou. The lease term is from February 1, 2019 to January 31, 2021 and the rent is RMB 525,600 ($75,303) for the first year and RMB 551,880 ($79,068.17) for the second year.

Item 4.A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “G. Safe Harbor” in this Item 5, In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We have suspended our crowdfunding platform business during the last fiscal year and we have not generated revenue from such business. The following business description regarding our crowdfunding platform is historical information only. In addition, we suspended our auto-parts procurement services in April 2019, and the following business description regarding such business is historical information only. We commenced our Supply Chain Management Platform Service in October 2019, which was developed and upgraded from our suspended auto-parts procurement services, to provide consolidated supply chain management platform services. We did not generate any revenues from our incubation services during the past fiscal year due to the severe disruption caused by the COVID-19 pandemic. All of our business revenues generated for the fiscal year ended March 31, 2020 were entirely from our Supply Chain Management Platform Service.

Historically, our revenues were generated from following four sources:

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

Currently, our revenues are generated from the following two sources:

●	Fees paid for providing our incubation services. These fees are paid pursuant to a consulting agreement between us and the project receiving incubation service.

●	Transaction fee paid to us for providing Supply Chain Management Platform Services to auto parts suppliers through our Supply Chain Management Platform. We receive a service fee based on the certain percentage of aggregate amounts of purchase payments from our partnered auto parts suppliers.

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

We currently offer business incubation services to the projects utilizing our platform for their projects, at the election of the projects. We provide our consulting services pursuant to agreements with the projects on an ongoing and as-needed basis, until the projects no long need or desire the consulting services. We offer these services, commencing from the time when a project first initiates a contribution campaign using our platform to the completion of project prototypes and/or product/service, and continuing until the project becomes profitable or no longer requires or desires our services. These services include business and operation advisory services relating to marketing, sales and strategic planning, and guidance and general resources in ancillary services such as human resources, legal, accounting, assisting with feasibility studies and other types of services that projects need. We are not intended to substitute for professional services providers such as business operation professionals, accountants, or lawyers and will make referrals to third-party providers when needed. For the fiscal year ended March 31, 2020, we did not generate any revenues through our incubation services. For the fiscal year ended March 31, 2019, we generated revenue amounted to $ 2,260,376 through our incubation services, or approximately 81.98% of our total revenue.

The first project was launched on our platform on April 12, 2015. Since then, through March 31, 2020, 255 projects have initiated and completed fundraising campaigns using our platform, for which they raised approximately $139,175,501. All of the 255 projects successfully met their target amounts on our platform. Approximately 92% of the 255 projects successfully completed their fundraising between one month and three months from the date they launched their fundraising campaign on our platform. For the fiscal year ended March 31, 2020, we have not initiated or completed any projects.

In January 2018, we commenced providing auto-parts related services through Hanghzou Dacheng, Historically, we provided procurement services, in the form of sourcing, accounts receivables financing, and logistics services to auto-repair shops that had demands for auto-parts from auto-parts suppliers, and auto-parts suppliers transacting with auto-repair shops. We received a 0.8% procurement fee based upon the total transaction amount of auto-parts that we procure or source for the auto-parts suppliers and the auto-repair shops, in addition to any logistics fees applicable. The Company suspended such services in April 2019 and we did not generate any revenues from such services for the fiscal year ended March 31, 2020. The Company had further upgraded such suspended business through the effort of our internal research and development, and developed an online consolidated supply chain management platform system called “Supply Chain Management Platform”. We commenced our business operations on the Supply Chain Management Platform in October 2019 and it has become our major business operations during the fiscal year ended March 31, 2020.

Our Supply Chain Management Platform Service

Since October 2019, we began to provide supply chain management platform service to our qualified business partners, which consist of several highly-qualified auto parts suppliers and one trustworthy auto parts logistics company. We started to build our Supply Chain Management Platform in May 2019 with our own research and development team, investing a total of approximately RMB 2.06 million. We launched our Supply Chain Management Platform in October 2019. The Supply Chain Management Platform is an integrated online supply chain processing center that provides auto parts suppliers, auto repair shops, and logistics companies with transaction data management, shipping and handling information management, and Supply Chain Management Platform Services. These services provided by the Supply Chain Management Platform cover the most important aspects of auto parts procurement transactions in China. Auto parts suppliers and auto parts suppliers can initiate the supply chain management platform service on our platform by first engage our qualified logistics partner. They then enter into an electronic procurement and shipping contract on the platform by logging in detailed transaction and shipping information. From there on, the Supply Chain Management Platform would serve as a source for consolidated transaction information and shipping information for all three parties.

Auto parts logistics companies in China are small-sized business entities whose only service is to transport auto parts purchased by auto repair shops to designated delivery address while collecting payments from auto repair shops. These logistics companies typically transfer the payment received form auto repair shop to auto parts suppliers for their purchases within 15 to 30 days. Such delay in payment may create liquidity issues for auto parts suppliers, who would prefer to pay a premium for receiving purchase payment within five days. We created the Supply Chain Management Platform to address this business need. We typically advance the aggregate amounts of purchase payments in full to auto parts suppliers within three days upon confirmation of our logistics partner have collected purchase payments from auto repair shops. We charge a certain percentage of service fees based on the aggregate amounts of purchase payments to our partnered auto parts suppliers. We do not obtain any instruments from our logistics partner such as promissory notes for the purchase advance. However, we require the legal representative of such logistics partner to sign an unlimited personal liability agreement for each transaction so we can seek repayment through court proceedings in case of a payment default by our logistics partner.

During the fiscal year of 2020, we offered Supply Chain Management Platform Service typically covering transactions ranging from RMB 800 to RMB 2,000 per transaction, with the average amount to be approximately RMB 1,200. To repay our accelerated payments to the auto parts suppliers, our logistics partner may pay with cash or electronic transfer. We have not experienced any delays or delinquents from our logistics partner since October, 2019. For the fiscal year ended March 31, 2020, we generated 100% of our total revenue from our Supply Chain Management Business.

For the year ended March 31, 2019, we generated revenue of $2,757,229; of which $483,960 of our revenue, or approximately 17.55%, was from crowdfunding; $2,260,376 of our revenue, or approximately 81.98%, was from our incubation services; and $12,893 of our revenue, or 0.47%, was from Procurement Services.

For the year ended March 31, 2020, we generated revenue of $11,252, which was entirely from our Supply Chain Management Platform Services business. We did not generate any revenue from our crowdfunding, incubation, auto parts business, or listing service during the past fiscal year.

Factors Affecting Our Results of Operations

COVID-19

The outbreak of the novel coronavirus, commonly referred to as “COVID-19”, and the ensuing governmental measures designed to contain the spread of the virus, including travel restrictions, widespread mandatory quarantines, and suspension of business activities within China, have significantly affected business and manufacturing activities within China. Accordingly, our business, results of operations and financial condition were adversely affected.

More specifically, the COVID-19 outbreak has negatively impacted our businesses in the following ways:

●	Our incubation service depends on a wide array of offline activities such as business meetings, new project seminars, information trainings etc. We have experienced substantive diminutions these activities due to the COVID-19 outbreak and ensuing lockdowns, because our business partners in incubation projects worked remotely between January 2020 and May 2020. This has caused substantial decrease in the Company’s results of operation during the period;

●	Between January and March 15 of 2020, the Company’s staff and employees were instructed to work remotely. As a result, we were not able to effectively provide supply chain management platform services, resulting substantial impacts upon Company’s business performance;

●	We received about the same amount of net income for the six months ended March 31, 2020 compared to same period in 2019 even after suspending two of our business lines and experiencing substantive impact by COVID-19. The reason was that we were able to reduce leasing and administrative expenses significantly for the fiscal year ended March 31, 2020.

As of the date of this annual report, Chinese industries have gradually resumed businesses as government officials started to ease the restrictive measures since April 2020. Our supply chain management platform service business recovered during the fiscal quarter ended June 30, 2020. Our management expects that our business will grow in the coming fiscal quarter ended September 30, 2020.

Key Line Items Affecting Our Results of Operations

Revenue

The following table sets forth revenue generated from each revenue source, both in absolute amount and as a percentage of total revenue for the years indicated:

	For the Years Ended
	March 31, 2019	March 31, 2019	March 31, 2018
Revenues
Crowdfunding	$-	$483,960	$1,074,101
Incubation Service	-	2,260,376	3,197,865
Procurement Services	-	12,893	6,763
Platform Services	11,252	-	-
Total	11,252	2,757,229	4,278,729

Operating Cost and Expenses

Operating Expenses
Professional Fees	457,764	410,746	1,329,279
Wages & Benefits	576,995	1,261,940	1,691,204
Travel Expenses	51,727	111,945	203,701
Depreciation & Amortization	86,407	101,929	20,174
Data Services	-	56,169	127,355
Rent Expense	-	505,798	308,238
Advertising	-	931	19,769
Business Taxes and Surcharges	3,956	223	10,168
Meals & Entertainment	34,312	156,941	117,874
Other	38,326	1,267,647	66,926
Promotional expense	-	1,043,102	-
Impairment loss on investments	-	74,507	-
Provision for doubtful debt	880,795	-	-
Total	$2,130,282	$4,991,878	$3,894,688

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total operating revenue for the years presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	Longyun	Taikexi	Other	Total

Revenue	-	-	11,252	11,252

Operating expenses	1,425,443	106,146	598,693	2,130,282

Other income (expenses)	582,173	(310)	80,656	662,519

Loss before tax	(843,270)	(106,456)	(506,785)	(1,456,511)

Taxes	26,917	-	496	27,413

Net loss	(870,187)	(106,456)	(507,281)	(1,483,924)

Loss attributable to Dragon Victory	(870,187)	(63,876)	(482,654)	(1,416,717)

Results of Operations for the years ended March 31, 2020, 2019:

For the year ended March 31, 2020, we generated total revenue of $11,252, 100% of which originated from our supply chain management platform service business. We did not generate any revenue from our crowdfunding, incubation, auto-parts platform procurement business, or listing service during the past fiscal year. For the year ended March 31, 2019, we generated total revenue of $ 2,757,229, of which $2,074,959, or approximately 75.26%, was from our incubation services, $483,960, or approximately 17.55% was from crowdfunding platform service, and $12,893, or 0.47%, was from auto-platform procurement business and $185,358, or approximately 6.7% was from listing services.

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

Our selling, general and administrative expenses were $2,130,282 for the year ended March 31, 2020, representing $2,861,596, or 57.33% decrease from $4,991,878 for the year ended March 31, 2019. The decrease was due to a general decrease in our labor costs, rent fees, and business activity expenses. We were able to adjust flexible costs in business operations to significantly decrease our selling, general and administrative expenses.

Other Income and Expenses

The Company’s other income was $662,519 for the year ended March 31, 2020, representing a decrease of $112, 360, or 14.5%, from $774,879 for the year ended March 31, 2019. The decrease was due to the interest income generated from wealth management investments.

Net Loss

For the year ended March 31, 2020, the Company’s business operations resulted in a net loss of $1,483,924, which represents a $24,154, or 0.02%, increase from a net loss of $1,459,770 for the year ended March 31, 2019. The increase in net loss was mainly due to the increase of selling, general and administrative expenses and deduction of net income attributable to non-controlling interest.

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

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings/loss of $(753,022), $663,695, and $1,799,879 as of March 31, 2020, 2019 and 2018, respectively because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

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

Revenue Recognition

We derive revenue principally from two main business:

●	Fees paid for providing our incubation services. These fees are paid pursuant to a consulting agreement between us and the project receiving incubation service.

●	Transaction fee paid to us for providing supply chain management platform service to auto parts suppliers through our Supply Chain Management Platform. We charge a certain percentage of fees based on the aggregate amounts of purchase payments from our auto parts suppliers partners.

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

Supply Chain Management Platform Services Fee

The Company generates fees through its Supply Chain Management Platform Services. We charge a certain percentage of service fees based on the aggregate amounts of purchase payments to our partnered auto parts suppliers. The Company recognizes such revenues when the procured auto parts are transferred to and accepted by the auto repair shops as the logistic company’s performance obligation is completed.

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

Our Company reviews the collectability of accounts receivable based on an assessment of historic experience, current economic conditions, and other collection indicators. During the fiscal year ended March 31, 2020, due to the unfavorable economic conditions as a result of COVID-19, the Company anticipates a recollection period longer than its usual cycle. As such, the Company provided allowances for certain long outstanding receivables to account for the uncertainty. For the years ended March 31, 2020 and 2019, the Company recorded allowances for doubtful accounts of $922,817 and $0, respectively.

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

These investments derived interests in the amount of $667,764 and $636,489 for the years ended March 31, 2020 and 2019, respectively. The interests were recognized to our Company’s results of operations when they were earned. These investments were not collateralized with underlying assets by their issuers.

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

The following table summarizes our Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
March 31, 2020
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	5,587,984	5,587,984
Related party investment -wealth management product	-	-	3,378,706	3,378,706

March 31, 2019
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	9,461,918	9,461,918

Our Company evaluates its cost method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0 and $0 for the years ended March 31, 2020 and 2019, respectively.

	March 31, 2020	March 31, 2019
JiaXing YiTou ShangMa Investments Limited Partnership Company	$0	$0
Total, net	$0	$0

The details on property and equipment consist of the following:

	March 31, 2020	March 31, 2019
Leasehold improvements	$-	$-
Computer and equipment	198,309	216,977
Automobiles	150,411	158,857
Capitalized lease	-	160,551
	348,720	536,385
less: Accumulated depreciation	(214,114)	(158,684)
Total, net	$134,606	$377,701

The Company made non-refundable prepayments for improvements to an event and meeting space; architectural and construction work commenced in 2018 and that has not been completed as of the date of this report. Management decided to expense the costs related to these improvements as promotional and marketing expenses as this event and meeting space is designated for attracting potential incubation clientele. Also, Management did not believe that capitalizing the improvements were appropriate because at the time of this report, Management was not able to forecast with reasonably accuracy when these improvements would generate future benefits in the form of cash flows to the Company.

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

	March 31,	March 31,	March 31,
	2020	2019	2018
Period/year end RMB:US$ exchange rate	7.08760	6.71111	6.61843
Period/annual average RMB:US$ exchange rate	6.97980	6.71075	6.50682
Period/year end HKD:US$ exchange rate	7.77050	7.84934	7.77047
Period/annual average HKD:US$ exchange rate	7.75880	7.84162	7.75883

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal year ended March 31, 2020, 2019 and 2018.

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

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended March 31,
	2018	2019	2020
	US$	US$	US$

Net cash (used in)/provided by operating activities	(1,011,881)	774,482	(815,311)
Net cash provided by/(used in) investing activities	(6,273,576)	(4,814,672)	71,399
Net cash provided by/(used in) financing activities	7,903,578	259,890	298,688
Effect of exchange rate changes on cash and cash equivalents	97,008	(118,590)	422,550
Net (decrease)/increase in cash and cash equivalents and restricted cash	618,121	(3,780,300)	(445,224)
Cash and cash equivalents and restricted cash at beginning of the year	3,222,361	3,937,490	38,600

Cash and cash equivalents and restricted cash at end of the year	3,937,490	38,600	15,926

Cash and cash equivalents. Our cash and cash equivalents consist of cash, bank deposits, and other currency of value. As of March 31, 2020 and 2019, our cash and cash equivalents were $15,926 and $38,600, respectively. As of March 31, 2020, our other receivables and prepayments, prepaid tax, short-term investments were $705,164, $57,232, $5,587,984, and $3,378,706, respectively. As of March 31, 2019, our other receivables and prepayments, prepaid tax, short-term investments were $621,232, $0, $9,461,918, and $0, respectively.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions.

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities for the fiscal year ended March 31, 2020 was $815,311, representing a decrease of $1,589,793 or 205%, from net cash provided by operating activities in the amount of $774,482 for the fiscal year ended March 31, 2019. Net loss for the fiscal year ended March 31, 2020 was $1,483,923, representing an increase of $24,153 or 2%, from a net loss of $1,459,770 for the fiscal year ended March 31, 2019. Changes in various asset and liability account balances throughout the fiscal year ended March 31, 2020 also contributed to the net change in cash used in operating activities. Among such changes, the increases in the ending balances of other receivable and prepayment balances from March 31,2019 to March 31, 2020 as shown on the consolidated balance sheet contributed to a decrease to net cash in the amount of $121,463 for the fiscal year ended March 31, 2020, as compared to an increase to net cash in the amount of $595,234 for the fiscal year ended March 31, 2019. This represented a decrease of 120%, or $716,696 in cash provided by operating cash flows. In addition, the decreases in the ending balances of accounts payable balance from March 31, 2019 to March 31, 2020, as shown on the consolidated balance sheet contributed to an increase of net cash in the amount of $58,709 for the fiscal year ended March 31, 2020, as compared to an increase of net cash in the amount of $634,212 for the fiscal year ended March 31, 2019. This represented a decrease of 91%, or $575,503 in cash provided by operating cash flows. The Company also had a net decrease in other payables and accrued liabilities. The decreases in other payables and accrued liabilities led to a decrease of net cash flow provided by operating activities in the amount of $420,772, or 189%, from net cash provided in the amount of $222,331 for the fiscal year ended March 31, 2019 to net cash used in the amount of $198,391 for the fiscal year ended March 31, 2020.

Net cash provided by operating activities for the fiscal year ended March 31, 2019 was $774,482, an increase of $1,786,363 or 177%, from net cash used in operating activities in the amount of $1,011,881 for the fiscal year ended March 31, 2018. Net loss for the fiscal year ended March 31, 2019 was $1,459,770, representing a decrease of $1,585,074 from a net income of $125,304 for the fiscal year ended March 31, 2018. Changes in various asset and liability account balances throughout the fiscal year ended March 31, 2019 also contributed to the net change in cash used in operating activities. Among such changes, the decreases in the ending balances of other receivable and prepayment balancesn from March 31, 2018 to March 31, 2019 as shown on the consolidated balance sheet contributed to an increase of net cash in the amount of $595,234 for the fiscal year ended March 31, 2019, as compared to a decrease of net cash in the amount of $825,169 for the fiscal year ended March 31, 2018. This represented an increase of 172%, or $1,420,403 in net cash provided by operating cash flows. In addition, the increases in the ending balances of accounts payable balance from March 31, 2018 to March 31, 2019 as shown on the consolidated balance sheet contributed to an increase of net cash in the amount of $634,212 for the fiscal year ended March 31, 2019, as compared to a decrease of net cash in the amount of $33,206 for the fiscal year ended March 31, 2018. This represented an increase of 2,010%, or $667,418 in net cash provided by operating cash flows. The Company also had a net increase in other payables and accrued liabilities. The decreases in other payables and accrued liabilities led to an increase of net cash flow provided by operating activities in the amount of $240,817, or 1,303%, from net cash used in the amount of $18,486 for the fiscal year ended March 31, 2018 to net cash provided in the amount of $222,331 for the fiscal year ended March 31, 2019.

Investing Activities

Net cash provided by investing activities for the fiscal year ended March 31, 2020 was $71,399, primarily resulted from return of investment not reinvested.

Net cash used in investing activities for the fiscal year ended March 31, 2019 was $4,814,672, primarily due to investments in corporate bonds and purchases of equipment and improvements.

Financing Activities

Net cash provided by financing activities for the fiscal year ended March 31, 2020 was $298,688, primarily resulting from the contributed capital paid up in various newly incorporated subsidiaries and advances from related parties.

Net cash provided by financing activities for the fiscal year ended March 31, 2019 was $259,890, primarily due to advances from related parties.

Capital Expenditures

Our capital expenditure was $0 and $0 for the fiscal years ended March 31, 2020 and 2019. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Dragon Victory International Limited is a holding company with no material operations of its own. We conduct our operations primarily through our WFOE II and its subsidiaries, and our VIE and its subsidiary in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE II. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE II has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

C. Research and Development, Patents and Licenses, etc.

Intellectual Property

As of March 31, 2020, we hold 20 registered trademarks in the PRC, and had 23 domain names relating to our business, including our corporate website, www.dvintinc.com, our crowdfunding operation, website www.5etou.cn, and www.taxiqi.com for displaying our business and operation information, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Our current ICP license for our crowdfunding operation will expire in December 2020. We are not required to acquire an ICP license for our www.taxiqi.com website because Hangzhou Dacheng does not provide services through this website, and the website is used for information distribution and display only.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2019 to March 31, 2020 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year-ended March 31, 2020 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Contractual Obligations

Operating lease commitments for office facility

As of March 31, 2020, the Company has leased office premises under an operating lease agreement. The future aggregate minimum lease payments under operating leases are as follows:

Payment Due by Period
As of March 31, 2020
US$
Operating Lease Obligations
Within one year (including one year)	46,391
One to two years (including two years)	48,710
Total	95,101

For the years ended March 31, 2020 and 2019, the Company incurred rental expenses under operating leases of $75,930 and $505,798, respectively. The substantial decrease in rental expenses was due to our Company’s decision to change its operating venues and the locations of its office.

In February 2019, the Company ended its prior lease agreement and moved its office to a new location where it entered into a two-year lease that expires on January 31, 2021. The Company paid $62,570 as a security deposit for the office lease.

Leases Commitments

For the years ended March 31, 2020, 2019, 2018, 2017, and 2016, the Company incurred interest expenses under capital leases of $0, $0, $0, $0, and $2,763, respectively.

Capital Commitments

There were no capital commitments for the fiscal year ended March 31, 2020.

G. Safe Harbor

See “Forward-Looking Statements” of this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Jianjun Sun (1)	43	Chief Executive Officer; Chairman and Director
Limin Liu (2)	49	Chief Executive Officer; Chairman and Director
Hongyu Zhang (3)	31	Director
Wei Wang (4)	48	Director
Cloris Li (5)	37	Director
Bin Liu (6)	46	Director
Wenbing Wang	48	Director
Han Zhang (7)	39	Director
Jingxin Tian (8)	40	Director
Xiaohua Gu	45	Chief Financial Officer
Chao Fu Chen	53	Chief Operating Officer
Bo Lyu (9)	41	Board Secretary

(1)	Jianjun Sun resigned as the Company’s Chief Executive Officer, Chairman of the Board of Directors, and Director on August 20, 2019.
(2)	Limin Liu was appointed as Company’s Chief Executive Officer, Chairman of the Board of Directors, and Director on August 21, 2019.
(3)	Hongyu Zhang resigned as the Company’s Director on August 20, 2019.
(4)	Wei Wang was appointed as the Company’s Director on August 21, 2019.

(5)	Cloris Li resigned as the Company’s Director on September 3, 2019.
(6)	Bin Liu was appointed as the Company’s Director on September 4, 2019.
(7)	Han Zhang resigned as the Company’s Director on April 1, 2019.
(8)	Jingxin Tian was appointed as the Company’s Director on June 3, 2019.
(9)	Bo Lyu resigned as the Company’s Board Secretary on April 1, 2019.

The following is a brief biography of each of our executive officers and directors:

Mr. Jianjun Sun served as our former CEO and Chairman of the Board of Directors, and he resigned on August 20, 2019. Mr. Sun was a director responsible for administrative affairs, human resources, accounting and asset management, for Hangzhou Qinghefang Asset Management Co. Ltd., a state-owned enterprise from June 2015 to September 2017. Mr. Sun was a director of Hangzhou Qinghefang District Joint Committee, responsible for managing Hangzhou Qinghefang Historical District Management Committee, a governmental agency from June 2015 to September 2017. Mr. Sun was the Division Chief of Administrative and Management Affairs Division, Hangzhou Qinghefang Historical District Management Committee, and was responsible for administrative affairs, human resources, accounting and asset management from July 2012 to May 2015. He graduated Nanjing University of Political Science in 2004 with a major in Economics and Administration.

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

Mr. Hongyu Zhang was our former Director and resigned on August 20, 2019. He has served as the Director of Sales for IBM Greater China Region Business Unit since 2012, and has served as the evaluation director of the Export-Import Bank of China Evaluation department since 2013. Mr. Zhang graduated from China Foreign Affairs University with a degree in 2011 and the University of Alberta with a degree in 2012.

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

Ms. Cloris Li was our former independent director and resigned on September 3, 2019. Ms. Li has served as the Chief Financial Officer of China Education Alliances, Inc. since 2011 to present. From 2010 to 2011, Ms. Li worked as a consultant with PricewaterhouseCoopers, focusing on the function of assurance and risk & control, providing audit, internal control advice and SOX compliance services to both public and private companies. From 2004 to 2006, Ms. Li served as senior auditor and tax advisor in national accounting firm in Australia, providing financial auditing, planning and tax advice to both local and multinational companies. Ms. Li graduated from Queensland University Technology Australia with a Bachelor of Business (Accountancy) in 2004.

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

Ms. Han Zhang was our former independent director and resigned on April 1, 2019. Ms. Zhang has served as the legal director of Shinecome Technology Limited since 2015. From 2014 to 2015, Ms. Zhang worked as an attorney at Guantao Law Firm (Hangzhou). From 2008 to 2013, Ms. Zhang worked as an International Law Specialist at Morris, Manning and Martin LLP. From 2007 to 2008, Ms. Zhang worked as a Chinese Law Specialist at Womble Carlyle Sandridge & Rice, PLLC. Ms. Zhang received her Master of Laws degree (L.L.M) from Emory University School of Law in 2007. Ms. Zhang was chosen as a director because of her experience with capital market and her legal background.

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

Mr. Bo Lyu was our former Board Secretary and resigned on April 1, 2019. Mr. Lyu served as the board secretary of Hailiang Education Group Inc. (Nasdaq Listed: HLG) from 2014 to August 2017. From 2009 to 2013, Mr. Lyu worked as an investment manager in Hailiang Group Co. Ltd., which was the then parent company of Hailiang Education Group Inc., Zhejiang Hailiang Co. Ltd. (SSE Listed: 002203) and Hailiang International Holding Co. Ltd. (HKSE listed: 02336). Mr. Lv received his bachelor’s degree in International Investment from Wuhan University in 2001 and his master degree in Finance from the National Economics Department of Albert-Ludwigs-Universität Freiburg in 2008.

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

B. Compensation of Directors and Executive Officers

For the year ended March 31, 2020, we paid an aggregate amount of RMB1,268,232.24 (approximately US$181,700.37) in cash as compensation to our directors and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended March 31, 2020.

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

D. Employees

As of August 14, 2020, we had an aggregate of 21 employees, of which 10 are Long Yun employees, 9 are Hangzhou Dacheng employees, and 1 is Shenzhen Guanpeng employee, all of which are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 14, 2020 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 11,421,393 ordinary shares outstanding as of August 14, 2020.

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

Name of Beneficial Owners	Number	%

Directors and Executive Officers:
Limin Liu Chief Executive Officer and Chairman	544,500	4.8
Chao Fu Chen Chief Operating Officer	0	0
Xiaohua Gu Chief Financial Officer	0	0
Wei Wang (3) Director	800,000	7
Bin Liu Director	0	0
Wenbing Wang Director	0	0
Jinxing Tian Director	0	0
All directors and executive officers as a group (7 individuals)	1344,500	11.8
5% Shareholders:
Hong Limited Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands (1)	3,224,351	28.2
Destiny Links Management Limited Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands (2)	760,000	6.7
White Knight Limited Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands (3)	800,000	7
All 5% Shareholders as a group (7 individuals)	4,784,351	41.9

(1)	Hongyu Zhang is the 100% owner of Hong Limited that holds 3,224,351 Ordinary Shares.
(2)	Koulin Han is the 100% owner of Destiny Links Management Limited. that holds 760,000 Ordinary Shares.
(3)	Wei Wang is a Director and also the 100% owner of White Knight Limited that holds 800,000 Ordinary Shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Related parties’ relationships are as follows:

Name	Relationship
Mr. Jianjun Sun	Company’s Chief Executive Officer, Chairman of the Board of Directors, and Director until August 20, 2019; Shareholder
Mr. Hongyu Zhang	Shareholder; director of various subsidiaries
HangZhou TianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr, Mangyue Sun
Hangzhou Qianlu Information Technology Co. Ltd.	Common control by Mr. Hongyu Zhang
Hangzhou Yuao Investment Management Partnership (Yuao)	Common control by legal representative of Guanpeng

Short-term investment – related party consist of the following:

	March 31, 2020	March 31, 2019
Hangzhou YuAo	$3,378,706	$-
Total	3,378,706	-

The Company currently subscribes to certain wealth management product from Hangzhou YuAo, which is a related party to the Company. The maturity date for such investment is less than one year.

Other related parties’ payables consist of the following:

	March 31, 2020	March 31, 2019
Mr. Jianjun Sun	$-	$16,374
Mr. Hongyu Zhang	8,100
HangZhou TianQi Network Technology Co. Ltd.	41,766	44,109
Hangzhou Qianlu Information Technology Co. Ltd.	353,824
Total	$403,690	$60,483

Outstanding payables to Mr. Jianjun Sun, Mr. Hongyu Zhang, and Hangzhou Qianlu Information Techonology Co. Ltd. consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payable to HangZhou TianQi Network Technology Co. Ltd., consist of rent owed which is non-interest bearing and due on demand.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our BVI subsidiary, Sweet Lollipop Co., Ltd.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Sweet Lollipop only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

B. Significant Changes

Except as disclosed elsewhere in this annual report on Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “LYL.” Our ordinary shares began trading on October 20, 2017.

The following table provides the high and low trading prices for our ordinary shares on the NASDAQ Capital Market for the periods specified.

	Sales Price (US $)
	High	Low
Annual High and Low
2018 (from October 20, 2017)	11.38	2.84
2019
Quarterly High and Low
First Quarter 2019	2.08	1.32
Second Quarter 2019
Third Quarter 2019
Fourth Quarter 2019
First Quarter 2020
Second Quarter 2020
Monthly High and Low
February 2019	2.15	1.35
March 2019	2.38	1.34
April 2019	1.75	1.25
May 2019	1.43	0.92
June 2019	1.1	0.85
July 2019	1.14	0.88
August 2019	1.11	0.78
September 2019	1.8	0.88
October 2019	1.64	1.36
November 2019	1.74	1.22
December 2019	1.38	1.04
January 2020	1.552	1
February 2020	1.46	1.06
March 2020	1.39	0.85
April 2020	1.3	0.853
May 2020	1.4	0.869
June 2020	2.5	0.88
July 2020	1.75	1.05

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

C. Material Contracts

On December 31, 2019, Hangzhou Longyun Network Technology Co., Ltd. (“Hangzhou Longyun”), a limited liability company organized under the laws of the People’s Republic of China (“PRC”) and a variable interest entity of Dragon Victory International Limited (the “Company”), entered into a Share Exchange Agreement (the “Agreement”) with Shenzhen Dao Wuxing Technology Co., Ltd. (“Dao Wuxing”), a limited liability company organized under the laws of PRC. Pursuant to the Agreement, Hangzhou Longyun agreed to transfer to Dao Wuxing 20% of the equity interests of its wholly-owned subsidiary Dacheng Liantong (Zhejiang) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC. In return, Dao Wuxing agreed to transfer to Hangzhou Longyun 100% of the equity interests of Shenzhen Aipu Hongfu Technology Co., Ltd. and Shenzhen Excellence Heritage Jewelry Co., Ltd., both of which are limited liability companies organized under the laws of the PRC, with both of these entities becoming wholly-owned subsidiaries of Hangzhou Longyun.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

E. Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Ordinary Shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles not reflected on its balance sheet are taken into account. Passive income generally includes, among other things, dividends, interest, income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, including the proceeds we received from our initial public offering and the value of our Ordinary Shares, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Ordinary Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2020, $ 5,587,984 of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from incubation and crowd funding, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.25%, and 2.9%, in 2020, 2019, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2020. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2020 were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of qualified internal accounting personnel with sufficient knowledge of the US GAAP and SEC reporting standard. The Company is planningon retainaing external staff with sufficient knowledge of the US GAAP and SEC reporting standard, but has yet to retain any external staff due to the COVID-19 outbreak and substantive change to the Company’s operations.

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

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Bin Liu is the audit committee financial expert, who possesses financial sophistication and expertise within the meaning of the Nasdaq Listing Rules and SEC rules.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of our company, whether they work for the Company on a full-time, part-time, consultative or temporary basis. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number 333-214932), as amended, initially filed with the SEC on December 6, 2016.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended March 31,
	2018		2019				2020
	(In thousand)
Audit fees (1)	RMB	751	RMB	805.3	US$	120	RMB	767.8	US$	110
Audit-related fees		12		10.7		1.5		2.06		144
Tax fees		0		0		0		0		0
All other fees		0		0		0		0		0

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Dragon Victory International Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
1.2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.2	Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.6 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.3	Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.7 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.4	Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.8 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.5	Power of Attorney, Dated August 19, 2016 (incorporated by references to Exhibit 10.9 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)
4.6	English Translation of the Termination Agreement to the Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.7	English Translation of the Termination Agreement to the Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.8	English Translation of the Termination Agreement to the Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.9	English Translation of the Termination Agreement to the Power of Attorney From Ms. Koulin Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.10	English Translation of the Termination Agreement to the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.5 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

Exhibit No.	Description
4.11	English Translation of the Exclusive Business Cooperation Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.6 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.12	English Translation of the Share Pledge Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.7 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.13	English Translation of the Exclusive Option Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.8 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.14	English Translation of the Power of Attorney from Ms. Koulin Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.9 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.15	English Translation of the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.10 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)
4.16	Amended and Restated Employment Agreement between Dragon Victory International Limited and Xiaohua Gu dated December 30, 2016 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.17	Amended and Restated Employment Agreement between Dragon Victory International Limited and Chao Fu Chen dated December 30, 2016 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.18	Form of Investors Service Agreement between Hangzhou Longyun Internet Technology Co. Ltd. and investors (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.19	Indemnification Agreement by and between Dragon Victory International Limited and a director and/or an officer of the Company (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.20	Form of Crowdfunding Project Agreement (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.21	Feng Huang Zhong Xin Lease Agreement dated February 20, 2017 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on June 13, 2017)
4.22	Feng Huang Zhong Xin Lease Agreement dated February 20, 2017 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on June 13, 2017)
4.23***	Lease Agreement between Hangzhou Longyun Network Technology Co., Ltd. and Zhejiang Niuruosi Medical Technology Co., Ltd. dated January 10, 2019
8.1***	List of subsidiaries of the Registrant
10.1***	Employment Agreement between Dragon Victory International Limited and Limin Liu dated August 21, 2019 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on August 23, 2019)
10.2*	Share Exchange Agreement between Hangzhou Longyun Network Technology Co., Ltd. and Shenzhen Dao Wuxing Technology Co., Ltd. dated December 31, 2019.
12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)
12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
***	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dragon Victory International Limited

By:	/s/ Limin Liu
	Name:	Limin Liu
	Title:	Chief Executive Officer and Chairman of the Board

Date: August 17, 2020

Dragon Victory International Limited

Consolidated Financial Statements

For the years ended December 31, 2020, 2019, and 2018

(Stated in US dollars)

INDEX TO FINANCIAL STATEMENTS

DRAGON VICTORY INTERNATIONAL LIMITED

To:	The Board of Directors and Stockholders of

Dragon Victory International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dragon Victory International Limited (the Company) as of March 31, 2020 and 2019, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since June 29, 2016

San Mateo, California

August 17, 2020

DRAGON VICTORY INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2020 AND 2019

(Amounts in U.S. dollars)

	As of	As of
	March 31,	March 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$15,926	$38,600
Trade accounts receivable, net	-	1,727,645
Other receivables and prepayments	705,164	621,232
Prepaid tax	57,232	-
Short-term investments	5,587,984	9,461,918
Short-term investments – related party	3,378,706	-
Total current assets	9,745,012	11,849,395
Property, plant and equipment, net	134,606	377,701
Intangible assets, net	490	927
Right of use assets	63,343	-
Other assets	20,910	86,102
TOTAL ASSETS	9,964,361	12,314,125

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	14,337	13,320
Taxes payable	1,796,608	1,794,570
Accrued liabilities and other current liabilities	313,363	981,461
Related party payable	403,690	60,483
Right of use liabilities	63,343	80,276
Total current liabilities	2,591,341	2,930,110
Capital lease – non-current portion	-	66,897
TOTAL LIABILITIES	2,591,341	2,997,007

COMMITMENTS & CONTINGENCIES

EQUITY
Dragon Victory Stockholders’ Equity
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 11,421,393 and 11,421,393 shares issued and outstanding as of March 31, 2020 and 2019, respectively	1,142	1,142
Additional paid-in capital	8,943,065	8,929,968
Statutory reserves	589,659	589,659
(Accumulated deficits) / Retained earnings	(753,022)	663,695
Accumulated other comprehensive loss	(860,047)	(377,581)
Total Dragon Victory stockholders’ equity	7,920,797	9,806,883
Noncontrolling interest	(547,777)	(489,765)
TOTAL EQUITY	7,373,020	9,317,118
TOTAL LIABILITIES AND STOCHOLDERS’ EQUITY	$9,964,361	$12,314,125

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

	For the year ended
	March 31,	March 31,	March 31,
	2020	2019	2018
Revenues	$11,252	$2,757,229	$4,278,729

Operating expenses
Selling, general and administrative expenses	2,130,282	4,991,878	3,894,688
Total operating expenses	2,130,282	4,991,878	3,894,688

(Loss) Income from operations	(2,119,030)	(2,234,649)	384,041

Other income (expenses):
Other income	74	140,709	93,639
Other expenses	(5,450)	(2,186)	(31,617)
Interest income	667,898	636,489	312,855
Interest expense	(3)	(133)	-
Total other income	662,519	774,879	374,877

(Loss) Income before tax	(1,456,511)	(1,459,770)	758,918
Income tax	(27,413)	-	(633,614)
Net (loss) income including noncontrolling interest	(1,483,924)	(1,459,770)	125,304

Less: loss attributable to noncontrolling interest	(67,207)	(403,410)	(67,827)

Net (loss) income attributable to Dragon Victory	$(1,416,717)	$(1,056,360)	$193,131

Net (loss) income including noncontrolling interest	(1,483,924)	$(1,459,770)	$125,304
Other comprehensive (loss) income:
Foreign currency translation loss	(482,468)	(216,605)	(29,887)
Comprehensive (loss) income including noncontrolling interest	$(1,966,392)	$(1,676,375)	$95,417
Comprehensive loss attributable to noncontrolling interest	$(67,207)	$(410,975)	$(78,790)
Comprehensive (loss) income attributable to Dragon Victory	$(1,899,185)	$(1,265,400)	$174,207

(Loss) Earnings per share attributable to Dragon Victory common stockholders
Basic	$(0.12)	$(0.09)	$0.02
Diluted	$(0.12)	$(0.09)	$0.02

Weighted average shares outstanding-Dragon Victory
Basic	11,421,393	11,421,393	10,771,058
Diluted	11,421,393	11,421,393	10,771,058

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

	Available to Dragon Victory International Limited
					Retained	Accumulated
	Ordinary shares		Additional		Earnings/	other
	Number of		paid-in	Statutory	(Accumulated	comprehensive	Noncontrolling
	Shares	Amount	Capital	reserves	deficits)	income	interest	Totals
Balances at April 1, 2017	10,000,000	$1,000	$1,053,607	$65,331	$2,051,252	$(149,617)	$-	$3,021,573
Proceeds from sale of Common Stock	1,421,393	142	7,731,129	-	-	-	-	7,731,271
Capital contributions by owners	-	-	145,232	-	-	-	-	145,232
Net loss	-	-	-	-	193,131	-	(67,827)	125,304
Appropriations of retained earnings	-	-	-	368,148	(368,148)	-	-	-
Cumulative translation adjustment	-	-	-	-	-	(18,924)	(10,963)	(29,887)
Balances at March 31, 2018	11,421,393	$1,142	$8,929,968	$433,479	$1,876,235	$(168,541)	$(78,790)	$10,993,493
Net income (loss)	-	-	-		(1,056,360)	-	(403,410)	(1,459,770)
Appropriations of retained earnings	-	-	-	156,180	(156,180)	-	-	-
Cumulative translation adjustment	-	-	-	-	-	(209,040)	(7,565)	(216,605)
Balances at March 31, 2019	11,421,393	$1,142	$8,929,968	$589,659	$663,695	$(377,581)	$(489,765)	$9,317,118
Net loss	-	-	-	-	(1,416,717)	-	(67,207)	(1,483,924)
Capital contributions by owners	-	-	13,097	-	-	-	9,195	22,292
Cumulative translation adjustment	-	-	-	-	-	(482,466)	-	(482,466)
Balances at March 31, 2020	11,421,393	$1,142	$8,943,065	$589,659	$(753,022)	$(860,047)	$(547,777)	$7,373,020

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

	March 31,	March 31,	March 31,
	2020	2019	2018
Cash flows from operating activities
Net income (loss) including noncontrolling interest	$(1,483,923)	$(1,459,770)	$125,304
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	86,406	101,929	19,895
Bad debt expense	922,817	-	-
Impairment on investments	-	74,507	-
Write off leasehold improvements	-	745,073	-
Changes in assets and liabilities
Increase in accounts receivables	(79,466)	(139,034)	(925,092)
(Increase)/decrease in other receivables and prepayments	(121,463)	595,234	(825,169)
(Increase)/decrease in related party receivables	-	-	(207,505)
Decrease in other current assets	-	-	33,042
Increase/(decrease) in accounts payables	58,709	634,212	(33,206)
Increase in taxes payable	-	-	819,336
(Decrease)/increase in accrued liabilities and other current liabilities	(198,391)	222,331	(18,486)
Net cash (used in)/provided by operating activities	(815,311)	774,482	(1,011,881)

Cash flows from investing activities
Disposal/(acquisitions) of investments	64,139	(4,783,370)	(4,825,706)
(Purchase)/disposal of equipment and improvements	7,260	(30,868)	(1,447,870)
Decrease in rent and utility deposits	-	30	-
Purchase of intangible assets	-	(464)	-
Net cash (used in)/provided by investing activities	71,399	(4,814,672)	(6,273,576)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	-	-	7,731,271
Capital contribution from owners	19,657	-	145,232
Increase in related party payable	279,031	259,890	27,075
Net cash provided by financing activities	298,688	259,890	7,903,578

Net Increase/(decrease) of Cash and Cash Equivalents	(445,224)	(3,780,300)	618,121
Effect of foreign currency translation on cash and cash equivalents	422,550	(118,590)	97,008
Cash and cash equivalents–beginning of year	38,600	3,937,490	3,222,361
Cash and cash equivalents–end of year	$15,926	$38,600	$3,937,490

Supplemental cash flow disclosures
Interest received	$586,650	$220,698	$312,856
Interest paid	$-	$133	$-
Income taxes (refund)/paid	$(40,751)	$-	$285,749

NON-CASH FINANCING AND INVESTING ACTIVITIES
Acquisition of fixed assets through capital lease	$-	$160,560	$-

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

1.	BUSINESS AND ORGANIZATION

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

On August 3, 2018, WFOE II established Shenzhen Guanpeng International Technology Co., Ltd (“Guanpeng”). WFOE II holds a 51% interest in Guanpeng.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

On May 5, 2019, WFOE II participated in the establishment of Zhejiang Shengyuan Business Consulting Co., Ltd (“Shengyuan”). WFOE II held a 49% interest in Shengyuan. On September 19, 2019, the Company sold its interest in Shengyuan to a third party. The Company had not paid up any capital and Shengyuan had not begun operations; accordingly, no gain or loss was incurred as a result of the transfer of ownership.

On July 7, 2019, Hanzhou Longyun incorporated a subsidiary, Dacheng Liantong Zhejiang Information Technology Co., Ltd (“Dacheng Liantong”). Hangzhou Longyun currently holds 80% of interest in Dacheng Liantong. Dacheng Liantong is engaged in the business of providing a supply chain management platform for automotive parts suppliers, automobile repair shops, and logistics companies.

On August 22, 2019, the Company incorporated a wholly owned subsidiary, Zhejiang Shengqian Business Consulting Co., Ltd. (“Shengqian”). Shengqian has not commenced operations.

On December 31, 2019, Hangzhou Longyun entered into a Share Exchange Agreement (the “Agreement”) with Shenzhen Dao Wuxing Technology Co., Ltd. (“Dao Wuxing”), a limited liability company organized under the laws of PRC. Pursuant to the Agreement, Hangzhou Longyun agreed to transfer to Dao Wuxing 20% of the equity interests of its wholly-owned subsidiary Dacheng Liantong (Zhejiang) Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC. In return, Dao Wuxing agreed to transfer to Hangzhou Longyun 100% of the equity interests of Shenzhen Aipu Hongfu Technology Co., Ltd. (“Shenzhen Aipu”) and Shenzhen Zhuoyue Chuancheng Jewelry Co., Ltd. (“Shenzhen Zhuoyue”), both of which are limited liability companies organized under the laws of the PRC and wholly-owned subsidiaries of Dao Wuxing. Shenzhen Aipu and Shenzhen Zhuoyue hold 30% of equity interest and 70% of equity interest, respectively, in Guo Ronghong Business Factoring Shenzhen Co. Ltd. (“Guo Ronghong”), a limited liability company organized under the laws of the PRC.

Dragon Victory, Sweet Lollipop, Long Yun HK, WFOE I, WFOE II, Taikexi, Guanpeng, Shengqian, Hangzhou Longyun, Dacheng Liantong, Shenzhen Aipu, Shenzhen Zhuoyue and Guo Ronghong shall be collectively referred to as the “Company”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Presentation

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

The Company’s total assets and liabilities presented in the consolidated financial statements represent substantially portion of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with significantly less assets and liabilities.

The following financial statement amounts and balances of the VIE, were included in the accompanying consolidated financial statements as of March 31, 2020 and 2019, and for the years ended March 31, 2020, 2019 and 2018, respectively:

	As of March 31,
	2020	2019
Current assets
Cash and cash equivalents	$28,463	$17,536
Investment	4,600,344	7,971,856
Investment - related party	3,378,706	74,503
Amounts due from non-VIE subsidiaries of the Company	926,161	1,114,579
Other assets	577,968	432,927
	9,511,642	9,611,401
Noncurrent assets
Other assets	80,796	169,871

Total Assets	$9,592,438	$9,781,272

Current liabilities
Accounts and other payable	104,588	790,375
Customer advances	225,129	237,923
Amounts due to related party	395,590	94,771
Amounts due to non-VIE subsidiaries of the Company	1,228,332	1,334,938
Provision for taxation	1,796,580	1,854,113

Total Liabilities	$3,750,219	$4,312,120

	For the year ended March 31,
	2020	2019	2018
Net revenues	$11,159	$2,744,277	$4,271,966
Net loss	$(922,923)	$1,767,306	$1,918,839
Net cash provided by operating activities	$(56,317)	$2,278,534	$2,349,945
Net cash used in investing activities	$71,399	$(4,610,931)	$(4,755,442)
Net cash provided by financing activities	$310,577	$96,137	$99,150

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

c)	Noncontrolling interests

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. As of March 31, 2020, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

e)	Foreign Currency Translation

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

Exchange rate used for the translation as follows:

	March 31,	March 31,	March 31,
	2020	2019	2018
Period/year end RMB:US$ exchange rate	7.08760	6.71111	6.61843
Period/annual average RMB:US$ exchange rate	6.97980	6.71075	6.50682
Period/year end HKD:US$ exchange rate	7.77050	7.84934	7.77047
Period/annual average HKD:US$ exchange rate	7.75880	7.84162	7.75883

f)	Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits, fixed deposits with maturities of less than three months, and investments in money market funds.

g)	Accounts Receivable and Allowance for Doubtful Accounts

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

The Company reviews the collectability of accounts receivable based on an assessment of historical experience, current economic conditions, and other collection indicators. For the years ended March 31, 2020, 2019 and 2018, the Company has not experienced any uncollectible balances and after management assessed the credibility related to balances outstanding at March 31, 2020, it determined that no additional allowance was necessary; accordingly, the Company has recorded allowances for doubtful accounts of $0 and $0, respectively.

h)	Investments

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

These investments are accounted as short-term investments as they had maturities with one year or less.

i)	Property and Equipment

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

j)	Intangible Assets with Definite Lives

Intangible assets are stated at cost, net of accumulated amortization. Amortization is charged to operations using the straight-line method over the estimated useful lives of the assets. Intangible assets and its estimated useful lives as follows:

Software	5 years

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

k)	Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of long-lived assets recognized for the years ended March 31, 2020, 2019 and 2018 was nil, nil and nil, respectively.

l)	Leases

In April 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)”, including certain transitional guidance and subsequent amendments within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, including ASU 2016-02, “ASC 842”).

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

The Company adopted the new lease standard using the modified retrospective method by applying the new lease standard to all leases existing as of April 1, 2019, the date of initial application, and no adjustments were made to the comparative periods. Upon the initial application of ASC 842 on April 1, 2019, the Company’s office lease with a total carrying amount of $160,552 was identified as operating lease right-of-use assets (Note 13). Such amount is included in the opening balance of operating lease right-of-use assets as of April 1, 2019 with no adjustments made to the comparative periods.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward previous lease classification, the assessment on whether a contract was or contained a lease, and the initial direct costs for any leases that existed prior to April 1, 2019. Adoption of the new standard resulted in the recognition of operating lease right-of-use assets and liabilities of approximately $147,172 on the consolidated balance sheet as of April 1, 2019. The adoption of the new lease standard does not have any significant impact on the consolidated statements of comprehensive income and cash flows and there was no adjustment to the beginning retained earnings on April 1, 2019.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

The Company elected to combine the lease and non-lease components for leases of certain asset classes. Lease and non-lease components for leases of other asset classes are accounted for separately. The Company also elected not to recognize short-term leases with an initial lease term of twelve months or less.

m)	Revenue Recognition

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

Crowdfunding Fees

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

Incubation Service Fees

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

Finder’s Service Fees

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

Procurement Service Fees

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

Supply Chain Management Platform Service Fee

The Company generates platform fee through its supply chain management platform service. The transaction price is determined based on a percentage of the aggregate amounts of purchase payments to our partnered auto parts suppliers. The Company recognize revenues when the procured auto parts have been transferred to and accepted by the customers as the Company’s performance obligation is completed.

n)	Fair Value of Financial Instruments

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
March 31, 2020
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	5,587,984	5,587,984
Related party investment -wealth management product	-	-	3,378,706	3,378,706

March 31, 2019
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	9,461,918	9,461,918

o)	Advertising

Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $19,769, $8,808, and $0 for the years ended March 31, 2020, 2019, and 2018, respectively.

p)	Income Taxes

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

q)	Earnings (Loss) Per Common Share

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

r)	Comprehensive Income (Loss)

Comprehensive income/(loss) refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income/(loss), but are excluded from net loss as these amounts are recorded directly as an adjustment to stockholders’ equity. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

s)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. The Company had three operating and reportable segments during the periods presented as set out in Note 15.

t)	Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

u)	Recent Accounting Pronouncements

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

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

3.	ACCOUNTS RECEIVABLE

	March 31, 2020	March 31, 2019
Accounts receivable	$805,350	$1,727,645
Allowance for doubtful accounts	(805,350)	-
	$-	$1,727,645

The movements in the allowance for doubtful accounts were as follows:

	2020	2019	2019
Balances as of April 1	$-	$-	$-
Amount charged to expenses	805,350	-	-
Amounts written off	-	-	-
	$805,350	$-	$-

4.	OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consist of the following:

	March 31, 2020	March 31, 2019
Referral services	$98,762	$-
Advance to service providers	458,702	196,456
Deposits for leases due within one operating period	1,905	2,982
Interest receivables	138,432	415,791
Others	110,796	6,003
	808,597	621,232
Allowance for doubtful accounts	(103,433)	-
	$705,164	$621,232

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

5.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 31, 2020	March 31, 2019
Leasehold improvements	$-	$-
Computer and equipment	198,309	216,977
Automobiles	150,411	158,857
Capitalized lease	-	160,551
	348,720	536,385
less: Accumulated depreciation	(214,114)	(158,684)
Total, net	$134,606	$377,701

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

For the years ended March 31, 2020, 2019, and 2018 depreciation expense was $90,977, $101,043, and $18,852, respectively.

6.	INTANGIBLE ASSET

Intangible asset consists of the following:

	March 31, 2020	March 31, 2019
Software	$2,183	$2,305
Less-Accumulated Amortization	(1,693)	(1,378)
Total, net	$490	$927

For the years ended March 31, 2020, 2019, and 2018, amortization expense was $394, $886, and $322, respectively. The weighted average remaining useful life of the asset is approximately 12 months.

7.	LEASE

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to the Company’s office facilities. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term. The Company’s current lease does not include rental escalation clauses, renewal options and/or termination options. If such options exist, the Company will factor these considerations into the Company’s determination of lease payments when appropriate. As of March 31, 2020, the Company has no outstanding finance lease.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

As of March 31, 2020, the weighted average remaining lease term was 1 year and weighted average discount rate was 5% for the Company’s operating leases.

Operating lease cost for the year ended March 31, 2020 was $75,950, which excluded cost of short-term contracts. Short-term lease cost for the year ended March 31, 2020 was $4,334. There was no variable lease cost during the year ended March 31, 2020. For the year ended March 31, 2020, no lease cost was capitalized.

Future lease payments under operating leases as of March 31, 2020 were as follows:

Year ending March 31,	March 31, 2020
2021	$68,528
2022	-
2023	-
2024	-
2025	-
Thereafter	-
Total future lease payments	$68,528

Less: Imputed interest	5,185
Total lease liability balance	$63,343

On February 2017, the Company has cancelled certain lease agreements prior to the end of the lease terms. The Company’s rent was waived by the unaffiliated third-party landlord of the property as the Company satisfied certain annual obligations according to the terms and conditions of the lease agreement. For the year ended March 31, 2018, as a result of the cancellation of these lease agreements, the Company accrued rent expenses and penalties totaling $111,885 (RMB 770,950).

In February 2019, the Company ended its prior lease agreement and moved to new office location where it entered into a two year lease that expires on January 31, 2021. The Company paid $62,570 as a security deposit for the office lease.

8.	SHORT-TERM INVESTMENTS AND SHORT-TERM INVESTMENTS, RELATED PARTY

The amortized cost and fair value of investment securities held-to-maturity as follows:

	Investment Securities Held-to-Maturity
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	fair value
March 31, 2020
Corporate debt securities	$5,587,984	$-	$-	$5,587,984
Related party investment -wealth management product	3,378,706	-	-	3,378,706
Total	$8,966,690	$-	$-	$8,966,690

March 31, 2019
Corporate debt securities	$9,461,918	$-	$-	$9,461,918
Total	$9,461,918	$-	$-	$9,461,918

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

The Company’s investment securities held-to-maturity approximate fair value due to their short-term nature with maturity range from thirty days to a year.

The Company’s investment in such securities are not insured against loss of principal.

The amortized cost and fair value of investment securities, by maturity, for held-to-maturity investment securities as follows:

Periods	March 31, 2020	March 31, 2019
Due in one year or less	$8,966,690	$9,461,918
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	-	-
Total	$8,966,690	$9,461,918

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

The Company evaluate the investments in accordance to ASC 320-10-35. Impairment charges in connection with the investments were $0, $0, and $0 for the years ended March 31, 2020, 2019, and 2018, respectively.

These investments earned interest of $667,764, $636,489, and $310,105 for the years ended March 31, 2020, 2019, and 2018, respectively that was recognized to the Company’s results of operations when interest have been earned. These investments are not collateralized with underlying assets by their issuers.

9.	INVESTMENTS IN ENTITIES AND ITS VALUATIONS

JiaXing YiTou ShangMa Investments Limited Partnership Company

On December 2014, the Company acquired 10% ownership interest in JiaXing YiTou ShangMa Investments Limited Partnership Company (“JiaXing YiTou”). JiaXing YiTou invests in industrial companies and investment management. It is located in Jiaxing City, Zhejiang Province, PRC. Such investment is accounted for under the cost method. The Company recognized an investment income of $0, $0 and $0 as other income for the years ended March 31, 2020, 2019, and 2018, respectively. The Company recognized an impairment loss on investment in the amount of $0, $74,507, and $0 for the years ended March 31, 2020, 2019, and 2018.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

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

The Company evaluates its cost method investments in accordance to ASC 325-20-35. Impairment charges in connection with its cost method investments were $0, $75,547, and $0 for the years ended March 31, 2020, 2019 and 2018, respectively.

The carrying amount of the investments consist of the following:

	As of March 31,
	2020	2019
JiaXing YiTou ShangMa Investments Limited Partnership Company	$-	$-
Total, net	$-	$-

10.	RELATED PARTY TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
Mr. Jianjun Sun	Company’s Chief Executive Officer, Chairman of the Board of Directors, and Director until August 20, 2019; Shareholder
Mr. Hongyu Zhang	Shareholder; director of various subsidiaries
HangZhou TianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr, Mangyue Sun
Hangzhou Qianlu Information Technology Co. Ltd.	Common control by Mr. Hongyu Zhang
Hangzhou Yuao Investment Management Partnership (Yuao)	Common control by legal representative of Guanpeng

Short-term investment – related party consist of the following:

	March 31, 2020	March 31, 2019
Hangzhou Yuao	$3,378,706	$-
Total	3,378,706	-

Yuao is controlled by the legal representative of Guanpeng, our 51% owned subsidiary. The Company earns a 5% interest from subscribing certain wealth management product from Hangzhou Yuao. The maturity date for the investment is less than one year.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

Other related parties’ payables consist of the following:

	March 31, 2020	March 31, 2019
Mr. Jianjun Sun	$-	$16,374
Mr. Hongyu Zhang	8,100	-
HangZhou TianQi Network Technology Co. Ltd.	41,766	44,109
Hangzhou Qianlu Information Technology Co. Ltd.	353,824	-
Total	$403,690	$60,483

Outstanding payables to Mr. Jianjun Sun, Mr. Hongyu Zhang, and Hangzhou Qianlu Information Techonology Co. Lrd. consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payable to HangZhou TianQi Network Technology Co. Ltd., consist of rent owed which are non-interest bearing and due on demand.

11.	CAPITAL & EQUITY

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

12.	EARNINGS (LOSS) PER SHARE

	For the year ended March 31,
	2020	2019	2018
Basic (Loss)/Earnings Per Share Numerator

(Loss) Profit for the year attributable to owners of the Company	$(1,416,717)	$(1,056,360)	$193,131

Diluted (Loss)/Earnings Per Share Numerator
(Loss) Profit for the year attributable to owners of the Company	$(1,416,717)	$(1,056,360)	$193,131

Basic (Loss)/Earnings Per Share Denominator
Original shares:	11,421,393	11,421,393	10,000,000
Additions from actual events:
- Issuance of common stock, weighted	-	-	771,058
Basic weighted average shares outstanding	11,421,393	11,421,393	10,771,058

Diluted (Loss)/Earnings Per Share Denominator
Basic weighted average shares outstanding	11,421,393	11,421,393	10,771,058
Dilutive shares: Potential additions from dilutive events:
- None	-	-	-
Diluted Weighted Average Shares Outstanding:	11,421,393	11,421,393	10,771,058

(Loss)/Earnings Per Share
- Basic	$(0.12)	$(0.09)	$0.02
- Diluted	$(0.12)	$(0.09)	$0.02
Weighted Average Shares Outstanding
- Basic	11,421,393	11,421,393	10,771,058
- Diluted	11,421,393	11,421,393	10,771,058

13.	STATEMENT OF OPERATIONS — DETAILS

	For the Years Ended
	March 31, 2019	March 31, 2019	March 31, 2018
Revenues
Crowdfunding	$-	$483,960	$1,074,101
Incubation Service	-	2,260,376	3,197,865
Procurement Services	-	12,893	6,763
Platform Services	11,252	-	-
Total	11,252	2,757,229	4,278,729

Operating Expenses
Professional Fees	457,764	410,746	1,329,279
Wages & Benefits	576,995	1,261,940	1,691,204
Travel Expenses	51,727	111,945	203,701
Depreciation & Amortization	86,407	101,929	20,174
Data Services	-	56,169	127,355
Rent Expense	-	505,798	308,238
Advertising	-	931	19,769
Business Taxes and Surcharges	3,956	223	10,168
Meals & Entertainment	34,312	156,941	117,874
Other	38,326	1,267,647	66,926
Promotional expense	-	1,043,102	-
Impairment loss on investments	-	74,507	-
Provision for doubtful debt	880,795	-	-
Total	$2,130,282	$4,991,878	$3,894,688

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

14.	CONCENTRATION, GEOGRAPHIC

As of March 31, 2020, the Company’s gross accounts receivables was comprised of three customers, of those three, each contributed 15.91%, 28.03%, and 56.06% to the total outstanding balance. For the year ended March 31, 2020, there was no concentration in the Company’s revenues.

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

15.	SEGMENT REPORTING

The following provides the results of operations and the financial position of the Company’s operating segments as of and during the year ended March 31, 2020. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Taikexi operating segment reflects the Company’s business of auto parts sourcing and logistics services.

Results of Operations

For the year ended March 31, 2020

	Longyun	Taikexi	Other	Total

Revenue	-	-	11,252	11,252

Operating expenses	1,425,443	106,146	598,693	2,130,282

Other income (expenses)	582,173	(310)	80,656	662,519

Loss before tax	(843,270)	(106,456)	(506,785)	(1,456,511)

Taxes	26,917	-	496	27,413

Net loss	(870,187)	(106,456)	(507,281)	(1,483,924)

Loss attributable to Dragon Victory	(870,187)	(63,876)	(482,654)	(1,416,717)

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

Financial Position

as of March 31, 2020

	Longyun	Taikexi	Other	Total

Current assets	6,288,120	279	3,456,613	9,745,012
Non-current assets	101,705	68,052	49,592	219,349
Total assets	6,389,825	68,331	3,506,205	9,964,361

Current liabilities	225,129	10,765	2,355,447	2,591,341
Non-current liabilities	-	-	-	-
Total liabilities	225,129	10,765	2,355,447	2,591,341

Net assets	6,164,696	57,566	1,150,758	7,373,020

Results of Operations

For the year ended March 31, 2019

	Longyun	Taikexi	Other	Total

Revenue	2,744,277	12,893	59	2,757,229

Operating expenses	1,510,442	973,548	2,507,888	4,991,878

Other income (expenses)	533,471	166	241,242	774,879

Earnings (loss) before tax	1,767,306	(960,489)	(2,266,587)	(1,459,770)

Taxes	-	-	-	-

Net income	1,767,306	(960,489)	(2,266,587)	(1,459,770)

Income (loss) attributable to Dragon Victory	1,767,306	(576,293)	(2,247,372)	(1,056,360)

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

16.	INCOME TAXES

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

The Company’s subsidiaries incorporated in the PRC has unused net operating losses (“NOLs”) available for carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $0 and $0 at March 31, 2020 and 2019, respectively.

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

Based on the assessment, the Company has established a deferred tax asset relating to NOLs at March 31, 2020 due to the Company’s performance in the upcoming years. However, the Company established a full valuation allowance against all of the deferred tax asset relating to NOLs because the benefit from utilization of NOL carry forwards could be subject to limitations as material structural changes resulted from the Company going public through VIE arrangement on August 19, 2016.

Longyun was granted a two year tax holiday by the local PRC government; accordingly, the have not accrued any income tax expense for the year ended March 31, 2020.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Statutory rates in Cayman Islands and BVI	0.0%	0.0%	0.0%
Statutory rates in Hong Kong	16.5%	16.5%	15.0%
Statutory rates in PRC	25.0%	25.0%	25.0%
Temporary tax holiday in the PRC	-25.0%	-25.0%	0.0%
Foreign earned income not subject to taxes in the Cayman Island	-16.5%	-16.5%	-40.0%
Additional accruals in the PRC	0.0%	0.0%	83.5%
Effect of valuation allowance	0.0%	0.0%	0.0%
Effective income tax rate	0.0%	0.0%	83.5%

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

	For the Years Ended
	March 31, 2020	March 31, 2019	March 31, 2018
Income (loss) before taxes:
Cayman Islands	$(311,778)	$(700,400)	$(1,550,037)
BVI	-	-	-
Hong Kong	(1,062)	(45,955)	63,343
PRC	(1,143,671)	(1,020,951)	2,245,611
Total income (loss) before taxes	(1,456,511)	(1,767,306)	758,917

Provision for taxes (benefits):
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	633,614
Provision for income taxes (benefits)	-	-	633,614

Deferred tax assets:
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	179,665
Less: Valuation allowance	-	-	(179,665)
Currency effect	-	-	-
Deferred tax assets, net	-	-	-

Total provision for taxes	$-	$-	$633,614
Effective tax rate	0.0%	0.0%	83.5%

Effect of tax holiday inside the PRC on basic earnings per share	-	-	0.06

17.	RESTRICTED NET ASSETS AND STATUTORY RESERVES

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

18.	COMMITMENTS & CONTINGENCIES

Capital commitments

The Company entered into a contract with a general contractor for $1,174,338 (RMB 8,000,000) to perform improvements to an event and meeting space at a new building in the Yuehuangshan South Fund Village Area of Hangzhou. As of March 31, 2019, the Company had prepaid $1,043,102 (RMB 7,000,000) and under the terms of the contract, is required to pay an additional $671,075 (RMB 1,000,000). The prepayments have been expensed to the Company’s result of operations and have been classified as promotional expense during the year ended March 31, 2019.

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020, 2019, AND 2018

(Amounts in U.S. dollars)

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

19.	SUBSEQUENT EVENTS

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

As of August 17, 2020, except for any subsequent events detailed above, the Company has determined that there are no other material subsequent events that occurred after the balance sheet date, and up to the issuance date of these financial statements that required disclosure.