Form 20-F
period 2021-03-31
Dragon Victory International Ltd
filed 2021-08-02
CIK 1682241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report：

For the transition period from _____________ to _____________.

Commission file number: 001-38208

Dragon Victory International Limited

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 1803, Yintai International Building, Kejiguan Road,

Binjiang District, Hangzhou, Zhejiang Province, China

(Address of Principal Executive Offices)

Limin Liu, Chief Executive Officer

Room 1803, Yintai International Building, Kejiguan Road,

Binjiang District, Hangzhou, Zhejiang Province, China

Tel: +86-571-82213772

Fax: +86-571-82213772

(Name, Telephone, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares, par value US$0.0001 per share	LYL	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 13,263,066 ordinary shares, par value US$0.0001 per share, as of March 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

i

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended March 31, 2021, 2020 and 2019.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB 6.5536 to US$1.00, the noon buying rate in effect on March 31, 2021, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On July 20, 2021, the noon buying rate was RMB 6.4855 to US$1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	the acceptance of crowdfunding by both participants and projects seeking funding, and the development of crowdfunding as a means of raising funding;

●	the response of participants in crowdfunding to any difficulties encountered by companies raising funds through reward-based crowdfunding;

●	changes in the regulations of PRC government bodies and agencies relating to reward-based crowdfunding and donation-based crowdfunding;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to provide participants in projects using our platform with a secure and acceptable payment method;

●	our ability to continue to operate through our VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our right to use our trademark, 5etou in the PRC, which is our only market.

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Limin Liu, our chief executive officer;

●	uncertainty about the further spread of the COVID-19 virus and the further impact it may have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The supply chain industry and incubation industry may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares. In addition, the rapidly evolving nature of these industries result in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Relating to our Business and Industry

We have a limited operating history and are subject to the risks encountered by early-stage companies.

Through our operating entity in the PRC, Long Yun, we have been in business since October 2014. We launched our 5etou platform in March 2015 and our auto-parts service operation in January 2018. We did not generate any revenue until the year ended March 31, 2016. We then suspended our 5etou platform operation and auto-parts service operation in September 2018 and April 2019, respectively. Our current Supply Chain Management Platform Service was established in October 2019.

As a fairly new company, our business strategies and model are constantly being tested by the market, and we endeavor to adjust our allocation of resources among our current two business segments (namely, incubation services, which are temporarily suspended as of the date of this annual report, and supply chain management platform services) accordingly. As such, our business may be subject to significant fluctuations in operating results, in terms of amounts of revenues and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, which, for our supply chain management platform service and incubation service business, inherent in a new business and in an industry, both of which are in the early stages of development in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that:

●	The incubation services, which we plan to resume operating, may in the future be subject to increasing regulation by various governmental agencies in China;

●	We may require additional capital to develop and expand our operations which may not be available to us when we require it;

●	We may not be able to expand supply chain management platform service operation in a manner which will enable us to generate revenue and meet the requirements of both the auto-parts suppliers and the auto-repair shops that use our supply chain management platform services;

●	Our marketing and growth strategy may not be successful; and

●	Our business may be subject to significant fluctuations in operating results.

Our future growth will depend substantially on our ability to address these and the other risks described in this annual report. If we do not successfully address these risks, our business would be significantly harmed.

Our Supply Chain Management Platform Service is dependent on our business partnership with the limited logistic partners, auto parts suppliers, and auto repair shops with which we currently work. Any disruptions in our relationship with such partners may have an adverse effect on our profitability and operating results.

Our Supply Chain Management Platform Service currently relies upon our partnership with limited logistic partners, auto parts suppliers, and auto repair shops. Although we believe the number of the logistic partners, auto parts suppliers, and auto repair shops we work with is steadily increasing, we could suffer significant disruption in business in the event of the loss of our business partnership with such partners, suppliers, and shops, which may further damage our supply chain service network and our reputation. The Company plans to further expand the number of logistic partners, auto parts suppliers, and auto repair shops it works with and establish a platform for our auto parts suppliers to sell their products online to attract more suppliers and partners. However, there is no guarantee that such plans will be successful.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned expansion and marketing efforts, which may reduce our revenue.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next twelve months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated purposes, we may need additional capital. In addition, if we fail to generate sufficient net revenues from our incubation services and supply chain management platform services, we may continue to expend significant amounts of capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding our Ordinary Shares, and the terms of any such debt securities could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

We face significant competition in an industry experiencing rapid technological change, and there is a possibility that our competitors may achieve regulatory approval and develop new online supply chain management platform service before us, which may harm our financial condition and our ability to successfully market or commercialize any of our services.

The Chinese auto parts procurement industry is highly competitive and is characterized by rapidly changing technologies, significant competition and a strong emphasis on client attraction. Even though we have found business opportunities in a niche market, we will very likely face competition with respect to our integrated supply chain management platform services from major auto parts suppliers in China.

Some of these auto parts suppliers may have significantly greater financial resources and expertise in research and development, online testing, obtaining regulatory approvals and marketing approved services than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established auto parts suppliers. These competitors also compete with us in recruiting and retaining qualified research and marketing personnel. Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize services that are more effective, more convenient or are less expensive than the supply chain services we currently offer. Our competitors also may obtain regulatory approval for their services more rapidly than we may obtain approval for any services that we develop, which could result in our competitors establishing a strong market position before our new services are able to enter the market. The availability of our competitors’ services could limit the demand, and the price we are able to charge, for any services that we currently offer.

As the operator of an operating website key to our revenues, we may be subject to damages resulting from unauthorized access or hacking and other cyber risks.

Hacking is the process of attempting to gain or successfully gaining unauthorized access to a computer system. As with any website, our websites and online platforms may be subject to hacking, regardless of whether we have in place securities systems which limit access to our platform. When a person engages in website hacking, he or she takes control of the website from the website owner. Password hacking is obtaining a user’s secret password from data that has been stored in or transmitted by a computer system. Computer hacking is obtaining access to and viewing, creating or editing material without authorization. Hackers can bring a website down by causing large numbers of users to seek to access the website without the knowledge of the users, which is known as denial of service hacking. Hacking can result in the loss of or tampering with confidential information, the editing of information so that it is not in the form maintained by the sponsor, using password information to take funds from the user’s account or to charge cash advances or purchases to the unknowing user’s account. Both we and our website or platform users can suffer significant monetary losses as a result of hacking.

To protect our users’ information, we plan to establish and execute a new plan regarding our supply chain management platform’s information security safeguard system. Despite our disclaimers, which the website or platform users must acknowledge in order to gain access, and our efforts to protect our platform, injured parties may seek to obtain damages from us for their loss as a result of hacking should that occur. Thus, in additional to any financial or reputation losses that we may sustain, it is possible that a court or administrative body may hold us liable for damages sustained by others. Any such losses could materially impair our financial condition and our ability to conduct business.

The successful operation of our business depends on the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT (as defined hereinbelow). In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to increase overall internet coverage in the PRC and increase Internet infrastructure investment in its Thirteenth Five-Year Plan in 2016, a more sophisticated Internet infrastructure may not be developed in China. We or the users of our platform may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

We must regularly apply for VATS licenses to operate our business and any failure to secure a license could adversely impact our business.

Every five years we must apply to MIIT to renew the license for value-added telecommunications business, or VATS license for our platform URL to operate our internet platform. Our current VATS license for our crowdfunding platform expired in December 2020. We suspended our crowdfunding platform business on September 30, 2018 and we did not renew the VATS license. While we anticipate that we will be able to renew our VATS license for our platform URL upon its expiration, there can be no assurance that such license will be renewed as a matter of course and new or more onerous conditions will not be imposed in connection therewith. Any failure to obtain such renewal would have a material adverse effect on our business, results of operation and financial condition.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategy.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Mr. Limin Liu, our chairman and chief executive officer who is responsible for the development and implementation of our business plan. The loss of the services of Mr. Limin Liu for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement if any of them were to leave.

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

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, all of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China, in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of March 31, 2021 and 2020, our management has not received from our independent registered public accounting firm any report regarding deficiencies in our internal controls over financial reporting. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management from the following aspects: (1) Internal environment: Our internal environment affects the formulation of our business management objectives. We plan to take the following measures to improve the Company’s governance structure: (a) improve our governance structure, including the establishment of internal institutions and the allocation of powers and responsibilities, (b) improve our human resources related policies, and (c) strengthen our corporate culture; (2) Risk assessment: We will prepare specific assessments and strategic plans for potential risks, including risk tolerance determination, risks identification, and risk analysis and risk response; (3) Control systems: We plan to establish and improve (a) our authorization and approval control system to provide reasonable assurance that transaction receipts and expenditures of our Company are being made only in accordance with the authorization of our management and directors, (b) our accounting control system to maintain our records that, in reasonable detail, to accurately reflect the transactions and dispositions of our assets, and to permit preparation of consolidated financial statements in accordance with GAAP, (c) our property protection control to provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the consolidated financial statements (d) our budget control system, (e) operation analysis and control system, and (f) our major risk early warning and emergency handling mechanism; (4) Information communication: An effective information communication system, within which our financial status and financial operation can be accurately and effectively disclosed in the financial report to our management is important for our internal control over financial reporting. We plan to establish an information communication mechanism to ensure smooth communication between the management and the Company’s external and internal personnel, including communication with our stakeholders, authorities, auditors, and suppliers; and (5) Internal supervision: we plan to conduct internal inspections regarding our internal controls, and make timely improvements to internal control deficiencies that we may find during the inspection.

Our failure to discover and address any material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required attest to and report on the effectiveness of our internal control over financial reporting, depending on whether we will be an accelerated filer. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify additional or other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

For more information regarding our internal controls, please see “Item 15. Controls and Procedures.”

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

The U.S. government has recently proposed, among other actions, imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by proposing new or higher tariffs on specified products imported from the United States. Based on our analysis of the list of products affected by the tariffs, we expect that the proposed tariffs will not have a material direct impact on our business operations, as we are based in the PRC, and deliver services to customers exclusively located within the PRC market. Although we are not subject to any of those tariff measures, the proposed tariffs may adversely affect the economic growth in China, as well as the financial condition of our clients. With the potential decrease in the spending and investment power of our target clients, we cannot guarantee that there will be no negative impact on our operations should such tariffs be imposed. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

Our business, financial condition and results of operations have been and are likely to continue to be adversely affected by the COVID-19 pandemic.

The COVID-19 outbreak has spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Substantially all of our operations are concentrated in China. In connection with efforts to contain the spread of COVID-19, the Chinese government took a number of measures, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. Normal economic life throughout China was sharply curtailed.

The COVID-19 pandemic has negatively impacted our businesses in the following ways:

●	our incubation service depends on a wide array of offline in person activities, such as business meetings, new project seminars, and information trainings. We have experienced substantial diminutions in these activities due to the COVID-19 pandemic and ensuing lockdowns, because our business partners in incubation projects worked remotely between January 2020 and May 2020 and we could not organize large-scale offline activities during 2020. This caused a substantial decrease in our results of operation during such period and we did not generate any revenue from our incubation services during the fiscal years ended March 31, 2021 or 2020; and

●	between January and March 15 of 2020, our staff and employees were instructed to work remotely. As a result, we were not able to perform business operations on our supply chain management platform effectively during such period, resulting in a substantial impact upon our business performance.

Consequently, the COVID-19 pandemic has materially adversely affected our business operations and condition and operating results for 2020, including, but not limited to, having a material negative impact on our total revenue and net income. The extent to which the COVID-19 pandemic impacts our results of operations in 2021 will depend on the future developments of the pandemic, including new information concerning the global severity of, and actions taken to contain, the pandemic, which are highly uncertain and unpredictable.

Due to the adverse impacts caused by COVID-19, we suspended our incubation services and as of March 31, 2021, the incubation services have not resumed. Accordingly, we did not generate any revenue from our incubation services during the fiscal years ended March 31, 2021 or 2020. Revenue from our supply chain management platform services (“Supply Chain Management Platform Services”) during fiscal year ended March 31, 2021 increased by RMB 1,447,374.69 ($214,497), or 1858.22%, compared to the same period of 2020.

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

Our business could also be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in and outside China, such as Ebola virus disease, H1N1 flu, avian flu and the COVID-19 pandemic. Our business operations could be disrupted if any of our employees is suspected of having the COVID-19 virus, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

We currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

COVID-19 has had a severe and negative impact on the Chinese and the global economy since early 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses could affect our business in general. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE, promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

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

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares, may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises, or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus supplement based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct our operations in China and our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.

On December 28, 2012, the PRC government released the revision of the Labor Contract Law of the PRC (《中华人民共和国劳动合同法》) (the “Labor Contract Law”), which became effective on July 1, 2013. Pursuant to the Labor Contract Law, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. According to the PRC Social Insurance Law (《中华人民共和国社会保险法》), employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As of the date of this annual report, we believe that we are in compliance with the labor-related laws and regulations in China in all material aspects, including those laws and regulations relating to obligations to make social insurance payments and contributions to the housing provident fund. Pursuant to the PRC Social Insurance Law, if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within a prescribed period of time and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue. If the employer fails to make all outstanding contributions within five days of such order, the relevant enforcement agency may impose penalties equal to one to three times the amount overdue. As of the date of this annual report, we have not received any notice from relevant government authorities nor any claim or request from our employees in this regard. If we are otherwise subject to investigations related to non-compliance with labor laws, we may be required to pay severe penalties or may incur significant legal fees in connection with labor disputes or investigations, which could adversely affect our business, financial condition and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices will not violate PRC labor-related laws and regulations in the future, which may subject us to labor disputes or government investigations. We cannot assure you that we will be able to comply with all labor-related law and regulations regarding our obligations to make social insurance payments and contributions to the housing provident fund. If we are deemed to have violated the relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations would be adversely affected.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets, including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report incorporated by reference in this prospectus supplement, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis with the last inspection in October 2019. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following. Cayman law does not require that we make our interim results available to shareholders, although as a Nasdaq listed company, we are required to publicly file interim results for the first six months of our fiscal year. Furthermore, Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. However, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements, and the Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company has chosen to follow its home country practices with respect to the requirements set forth under Nasdaq Listing Rules 5635(b) and 5635(d), and therefore is not required to obtain shareholder approval prior to (1) the issuance of 20% or more of its outstanding ordinary shares and (2) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company. Also, Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards. Since a majority of our board of directors may not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. We may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information regarding our corporate governance, please see “Item 16.G. Corporate Governance.”

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

We have issued convertible debentures and notes that contain variable conversion prices which could result in substantial dilution to our existing shareholders.

On November 17, 2020, we and an investor entered into a securities purchase agreement, pursuant to which we sold to the investor $1,500,000 of convertible debentures at a total purchase price of $1,455,000 through private placement. Such debentures will mature twelve months from their date of issuance and are convertible into Ordinary Shares of the Company. Interest shall accrue on the outstanding principal balance thereof at an annual rate equal to 5%, which interest rate shall increase to an annual rate of 15% for so long as any event of default remains uncured. On January 14, 2021, we and an investor entered into a securities purchase agreement, pursuant to which we sold to the investor $2,000,000 of convertible debentures at a total purchase price of $1,940,000 through private placement. Such debentures will mature twelve months from their date of issuance and are convertible into Ordinary Shares of the Company. Interest shall accrue on the outstanding principal balance thereof at an annual rate equal to 5%, which interest rate shall increase to an annual rate of 15% for so long as any event of default remains uncured. On March 31, 2021, we and an investor entered into a securities purchase agreement, pursuant to which we sold to the investor a convertible promissory note in the principal amount of $6,000,000 for a purchase price of $5,940,000 in a registered direct offering. Such convertible note will mature 12 months from its date of issuance and is convertible into Ordinary Shares. Interest will accrue on the outstanding principal balance of the convertible note at an annual rate equal to 5%. During the term of the convertible note, the Company will make certain consecutive monthly amortization payments in cash or Ordinary Shares for so long as any triggering event (such as certain covenant breaches) remains uncured until the convertible note is fully repaid. At any time or times on or after the issuance dates of the debentures or note, their holders shall be entitled to convert any portion of the outstanding and unpaid conversion amount (as defined in the respective transaction documents) into fully paid and nonassessable Ordinary Shares in accordance with the terms and conditions set forth under respective transaction documents. In addition to any other remedies, the holders of the debentures or note shall have the right (but not the obligation) to convert the debentures or note (subject to certain limitation set forth under the respective transaction documents) at any time after an event of default (as defined in the respective transaction documents and provided that such event of default is continuing) or the maturity date at the conversion price.

Therefore, if the investor elects to convert the then-outstanding balance of the note or debentures into the Company’s Ordinary Shares at or prior to maturity, such conversion may be made at a significant discount to the then market price of our shares. In the event that an investor converts any or all of the above debentures or note, our existing shareholders will experience immediate dilution in their ownership of our shares, as a result of the discounted price at which the note may be converted. For more information regarding our convertible debentures and notes, please see “Item 10.C. Material Contracts.”

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2021 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Depending on the amount of cash we have raised in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our 2022 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Long Yun as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Long Yun, and as a result, we are treating Long Yun as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Long Yun should be included in the determination of whether or not we are a PFIC in any taxable year.

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

On August 3, 2018, we entered into a strategic cooperation agreement with Shenzhen Jintai Tourism Development Co., Ltd. pursuant to which we formed a new joint venture company on August 3, 2018 under the laws of People’s Republic of China, Shenzhen Guanpeng Information Technology Co., Ltd. Through WFOE II, we hold approximately 51% of the shares of Shenzhen Guanpeng Information Technology Co., Ltd.

On May 5, 2019, WFOE II entered into a Corporation Agreement with Shengyuan Jinkong Co., Ltd., a Hong Kong company, to establish Zhejiang Shengyuan Business Consulting Co., Ltd. (“Shengyuan”). WFOE II held 49% of the equity interests in Shengyuan. On September 19, 2019, the Company sold its equity interests in Shengyuan to Shengyuan Jinkong Co., Ltd. The Company had not paid any capital and Shengyuan had not begun operations as of the date of such transfer.

On July 7, 2019, HanzhouLongyun incorporated a subsidiary, DachengLiantong Zhejiang Information Technology Co., Ltd (“DachengLiantong”). Hangzhou Longyun currently holds 80% of interest in DachengLiantong. DachengLiantong is engaged in the business of providing a supply chain management platform for automotive parts suppliers, automobile repair shops, and logistics companies.

On August 22, 2019, the Company incorporated a wholly owned subsidiary, Zhejiang Shengqian Business Consulting Co., Ltd. (“Shengqian”). Shengqian has not commenced operations as of the date of this annual report.

On December 31, 2019, Hangzhou Longyun entered into a Share Exchange Agreement (the “Agreement”) with Shenzhen Dao Wuxing Technology Co., Ltd. (“Dao Wuxing”), a limited liability company organized under the laws of the PRC. Pursuant to the Agreement, Hangzhou Longyun agreed to transfer to Dao Wuxing 20% of the equity interests of its wholly-owned subsidiary, DachengLiantong. In return, Dao Wuxing agreed to transfer to Hangzhou Longyun 100% of the equity interests of Shenzhen AipuHongfu Technology Co., Ltd. (“Shenzhen Aipu”) and Shenzhen ZhuoyueChuancheng Jewelry Co., Ltd. (“Shenzhen Zhuoyue”), both of which are limited liability companies organized under the laws of the PRC and wholly-owned subsidiaries of Dao Wuxing. Shenzhen Aipu and Shenzhen Zhuoyue hold 30% of the equity interests and 70% of the equity interests, respectively, in GuoRonghong Business Factoring Shenzhen Co. Ltd. (“GuoRonghong”), a limited liability company organized under the laws of the PRC.

On April 1, 2021, the Company, through its VIE, Long Yun, entered into an equity transfer agreement with Mr. Qiang Huang, who owns 100% of the equity interests in Hangzhou Xuzhihang Supply Chain Management Co., Ltd. (“Xuzhihang”), a limited liability company organized under the laws of the PRC. Xuzhihang provides supply chain management and other logistics related services. Pursuant to an equity transfer agreement, Mr. Qiang Huang transfered 60% of the equity interests in Xuzhihang to Hangzhou Longyun for a consideration of RMB600,000.

Pursuant to PRC laws, each entity formed under PRC law shall have certain business scope approved by the Administration of Industry and Commerce or its local counterpart. As such, WFOE II’s business scope is to primarily engage in technology development, provision of technology service, technology consulting; development of computer software and hardware, computer network technology, game software; provision of enterprise management and related consulting service, human resource consulting service and intellectual property consulting service. Since the sole business of WFOE II is to provide Long Yun with technical support, consulting services and other management services relating to its day-to-day business operations and management, in exchange for a service fee approximately equal to the net income of Long Yun, such business scope is deemed necessary and appropriate under the PRC laws. Long Yun, on the other hand, has been granted a business scope different from WFOE II, to enable it to provide internet crowdfunding, and incubation management service and function as a financing channel for small and micro businesses.

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

Our principal executive offices are located at Room 1803, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China, and our phone number is + 86-571-82213772. We maintain a corporate website at http://www.dvintinc.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this report. We have appointed Cogency Global Inc., with its address at 122 East 42nd Street, 18th Floor, New York, NY 10168 to serve as our agent to receive service of process.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

Our corporate structure as of the date of this report is as follows:

Previously, we controlled Long Yun through WFOE I, a then wholly owned subsidiary of the Company. On August 19, 2016, WFOE I entered into a series of contractual arrangements, also known as the VIE Agreements, with Long Yun and its shareholders (the “VIE Agreements”). The VIE Agreements were designed to provide WFOE I with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Long Yun, including absolute control rights and the rights to the assets, property and revenue of Long Yun. Effective March 20, 2018, WFOE I, Long Yun and the shareholders of Long Yun executed a Termination Agreement to the Exclusive Business Cooperation Agreement, Termination Agreement to the Share Pledge Agreement, Termination Agreement to the Exclusive Option Agreement and Termination Agreement to the Powers of Attorney that terminated each of the VIE Agreements. WFOE I was dissolved on September 28, 2018.

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

The decision to replace WFOE I with WFOE II was made in order to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was incorporated. Based on the amount of income tax and value-added tax payments that are attributable to the District, the Company will receive a comparable tax refund in the form of project subsidies, of 100% for the first three years and 50% for the latter two years. Executives of the Company will receive refunds of their personal income tax that is attributable to the District in the form of living subsidies, 100% for the first three years and 50% for the latter two years.

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

B. Business Overview

Overview

We currently have two lines of business, namely, our Supply Chain Management Platform Services and business incubation services. Historically, we also engaged in a crowdfunding platform business and auto-parts procurement services.

We suspended our crowdfunding platform business on September 30, 2018 and we have not generated any revenue from such business since then. We suspended such business indefinitely in anticipation of certain changes to the Chinese financial regulations, and have kept our crowdfunding platform (including 5etou platform, source code, servers, and others) intact, in case of a future need to resume our crowdfunding business. As of the date of this annual report, we do not have an expectation or plan on when to resume our crowdfunding business. The following business description regarding our crowdfunding platform is historical information only.

In addition, we ended our auto-parts procurement services in April 2019, and the following business description regarding such business is historical information only.

We commenced our Supply Chain Management Platform Services, which were developed and upgraded from our former auto-parts procurement services, in October 2019. All of our business revenue generated for the fiscal years ended March 31, 2021 and March 31, 2020 was from our Supply Chain Management Platform Services.

We did not generate any revenue from our incubation services during the fiscal years ended March 31, 2021 and March 31, 2020, due to the severe disruption caused by the COVID-19 pandemic.

Historically, our revenue was generated from following four sources:

●	Platform services fees equal to a percentage of the funds raised through our crowdfunding platform;

●	Consulting fees for incubation services;

●	Finder’s fees for assisting a project in raising funds, as a portion of the proceeds; and

●	Procurement service fees paid for providing sourcing or procurement pursuant to our auto-parts procurement services.

Currently, our revenue is generated from the following sole source:

●	Transaction fees paid to us for providing Supply Chain Management Platform Services to auto parts suppliers through our supply chain management platform. We receive a certain percentage of fees based on the aggregate amounts of purchase payments from our auto parts supplier partners.

Former Lines of Business

Crowdfunding is a process by which a project is funded by raising money from a large number of people, primarily through an internet-based platform. The participants in crowdfunding are the crowdfunding platforms, such as our platform, the entrepreneurs or project sponsors, and the participants or other funding sources who make a payment for the reward. There are five basic types of crowdfunding programs—equity crowdfunding, reward-based crowdfunding, debt-based crowdfunding, in which loans are made to an individual or business, royalty-based crowdfunding, in which the participant receives payments based on revenue generated by the project, to the extent that the project generates revenue, and donation-based crowdfunding. We were historically only engaged in reward-based crowdfunding in China.

We launched our online crowdfunding platform, 5etou, at www.5etou.cn in March 2015. Our 5etou platform is designed to enable projects searching for funding to connect with participants, who are the funding sources looking for projects. We suspended our crowdfunding platform business on September 30, 2018 and we have not generated revenue from such business since then.

We used to offer business incubation services pursuant to agreements on an ongoing and as-needed basis. We offered these services, commencing from the time when a project first initiates a contribution campaign using our platform to the completion of project prototypes and/or product/service, and continuing until the project became profitable or no longer required or desired our services. These services included business and operation advisory services relating to marketing, sales and strategic planning, and guidance and general resources in ancillary services, such as human resources, legal, accounting, assisting with feasibility studies, and other types of services that projects need. We did not intend to substitute for professional service providers, such as business operation professionals, accountants, or lawyers, and made referrals to third-party providers when needed. Due to market conditions, we temporarily suspended our incubation services. We will resume the incubation services when market conditions improve. During the fiscal years ended March 31, 2021 and March 31, 2020, we did not generate any revenue through our incubation services.

In January 2018, we commenced providing auto-parts related services, Historically, we provided procurement services, in the form of sourcing, accounts receivable financing, and logistics services to auto-repair shops that had demand for auto-parts from auto-parts suppliers, and auto-parts suppliers transacting with auto-repair shops. We received a 0.8% procurement fee based upon the total transaction amount of auto-parts that we procured or sourced for the auto-parts suppliers and the auto-repair shops, in addition to any logistics fees applicable. We suspended such services in April 2019 and did not generate any revenue from such services during the fiscal years ended March 31, 2021 and March 31, 2020.

Our Supply Chain Management Platform Services

We began to provide Supply Chain Management Platform Services to several auto parts suppliers and one auto parts logistics company in October 2019. We aim to address the existing supply chain management issues in the Chinese auto parts industry—namely, there is no systematic purchase and payment processing platform for auto parts procurement in China. Conventionally, auto repair shops that purchase from auto parts suppliers have to rely on a series of unregulated and disarranged practices that vary greatly from transaction to transaction. This has resulted in substantive business problems for both auto parts suppliers and auto repair shops alike, such as high transaction costs, high liquidity risks, high default risks, inequitable accountability, and many others.

We started to build our supply chain management platform in May 2019 with our own research and development team. As of March 31, 2021, we invested a total of approximately RMB8.01 million (approximately $1.182 million) in our Supply Chain Management Platform, and launched the platform in October 2019. The Supply Chain Management Platform is an integrated online supply chain processing center that provides auto parts suppliers, auto repair shops, and logistics companies with transaction data management, shipping and handling information management, and transaction financing. These services cover the most important aspects of auto parts procurement transactions in China. Auto parts suppliers can initiate the Supply Chain Management Platform Services on our platform by first engaging one of our qualified logistics partners. They then enter into an electronic procurement and shipping contract on the platform by logging in detailed transaction and shipping information. From there on, the Supply Chain Management Platform consolidates transaction information and shipping information for auto parts suppliers, the logistic partner, and auto repair shops.

Auto parts logistics companies in China are small-sized business entities that transport auto parts purchased by auto repair shops to a designated delivery address while collecting payments from auto repair shops. These logistics companies typically transfer the payment received from auto repair shops to the relevant auto parts suppliers for their purchases within 15 to 30 days. Such delay in payment may create liquidity issues for auto parts suppliers, who would prefer to pay a premium for receiving purchase payments within five days. We created the Supply Chain Management Platform to address this business need. We typically advance the aggregate amounts of purchase payments in full to auto parts suppliers within three days, upon confirmation from our logistics partner that it has collected purchase payments from auto repair shops. We charge auto parts suppliers we work with a service fee based on a certain percentage of the aggregate amounts of purchase payments made by the auto repair shops. We do not directly charge auto parts suppliers for the service fee, but rather, when our logistics partner confirms auto repair shops’ receipt of auto parts and its collection of payments, we advance only a certain percentage of the aggregate amounts of purchase payments to the auto parts suppliers and keep a certain percentage of the aggregate amounts as our service fee. After the logistics partner collects the payment from the repair shop, it returns 100% of the payment to us, usually within three days. We do not obtain promissory notes or other financial instruments from our logistics partner for the purchase advance; however, we require the legal representative of such logistics partner to sign an unlimited personal liability agreement for each separate transaction, so that we can seek repayment from such legal representative through court proceedings in case of a payment default by our logistics partner.

During the fiscal year ended March 31, 2021, we offered Supply Chain Management Platform Services for 17,742 transactions ranging from RMB130.00 to RMB138,000.00 per transaction, with an average amount of RMB7,778.93. During the fiscal year ended March 31, 2020, we offered Supply Chain Management Platform Services for 10,605 transactions ranging from RMB800 to RMB2,000 per transaction, with an average amount of RMB1,200. To repay purchase advances made by us to auto parts suppliers, our auto repair shop partners pay by electronic transfer. We have not experienced any delays or delinquencies from our auto repair shop partners since October 2019. For the fiscal years ended March 31, 2021 and March 31, 2020, we generated revenue of $USD$225,749 and $USD$11,252, respectively, which revenue for both such years was 100% derived from our Supply Chain Management Platform Services business.

We have obtained all necessary permits and licenses to conduct our Supply Chain Management Platform Services business.

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

Risks Associated with Supply Chain Management Platform Services —Default and Collection

We do not obtain security for our advances principally because, even assuming our logistics partner would have potential collateral to offer as security, the small size of each particular transaction does not justify the time, effort and expense of identifying the collateral and properly obtaining a security interest in such collateral. As a result, all of our payments made to auto parts suppliers are unsecured. This means that, absent court or other legal action compelling our logistics partner to repay us, we rely principally on the willingness and ability of our logistic partner to send us the payment it collected from the auto repair shops.

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

Marketing

Since we suspended our crowdfunding business in the 2018 fiscal year, we have not engaged in any marketing activities with third-parties or incurred any marketing expenses for such services.

During the past fiscal year, our marketing efforts for our incubation services were limited to the following:

●	Good-will referrals from past project partners;

●	Social media campaigns, principally Wechat and Weibo; and

●	Newsletters to our data base of participants.

Since we suspended our auto parts related services through Hanghzou Dacheng in the 2019 fiscal year, we have not engaged in any marketing activities with third-parties or incurred any marketing expenses for such services.

With respect to our Supply Chain Management Platform Service, our marketing efforts focus on establishing working relationships through frequent on-site visits with local logistic companies, who has close business relationship with local auto-parts suppliers and repair shops. Such personal marketing method involves minimal expenses, and we did not engage in any marketing activities with third-parties or incur any marketing expenses with respect to our Supply Chain Management Platform Services. As of the date of this annual report, we have served a total of 14 auto-parts suppliers as clients, whose business coverages include over 1000 auto-repair shops located in most cities in Zhejiang Province.

Competition

We have temporarily suspended our business incubation services on October 1, 2019 and we have not generated any revenue from such business since then. We expect to resume this segment of business when market conditions improve. We believe that we are one of the few platforms in the PRC market that provides high-quality business incubation services to entrepreneurs, although we are aware that there are a number of incubation facilities, including those with which we have a formal or informal relationship. By providing these value-added services, we believe that projects on our platform could have a better chance of success in both product development and completing a fundraising campaign. We believe that we are the leading company for business incubation projects, facing only moderate level of competition in PRC.

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

In comparison, the Chinese auto parts procurement industry has a large yet fragmented market. The Chinese auto parts procurement industry does not have a standard model of auto parts procurement, handling, delivery and transactions, resulting a highly fragmented, decentralized, and inefficient market. With breakthroughs in computer technology, we are able to integrate all essential aspects of auto parts procurement procedures and consolidate information as well as economic resources. The end product, Supply Chain Management Platform, is a one of its kind supply chain management platform in the industry.] Even though we have found business opportunities in a niche market, we will very likely face competition with respect to our integrated supply chain management platform services from major auto parts suppliers in China in their effort to further reduce operation costs and improve their cash flows. Some of our major competitions in supply chain management platform service are as follows:

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

Our Strategy

As we have suspended indefinitely two of our previous business segments (crowdfunding business and auto parts procurement business), our new business strategies for our current two business segments (namely, incubation services, which are temporarily suspended as of the date of this annual report, and supply chain management platform services) are constantly being tested by the market. Our current business strategies for our two business segments are: (1) expand our partnership with local and regional logistic companies while attracting business cooperation opportunities with major auto parts suppliers, and (2) grow and maintain a loyal customer base for our incubation business.

(1) Expand our partnership with local and regional logistic companies while attracting business cooperation opportunities with major auto parts suppliers. Our Supply Chain Management Platform Services depend on highly qualified and well-connected logistic partners and auto parts suppliers, through which we will further engage in auto parts procurement and transactions of different sizes at local and national scales. Currently, we work with four logistic partners and fourteen auto parts suppliers. We plan to expand our marketing efforts and reach more logistic partners and auto parts suppliers in Hangzhou, Zhejiang Province and beyond, attracting auto repair shops and fulfilling their procurement needs through our connection with logistic partners and auto parts suppliers via our platform.

(2) Grow and maintain a loyal customer base for our incubation business. Our incubation service depends on a wide array of offline in person activities such as business meetings, new project seminars, information trainings etc. We have experienced substantial diminutions these activities due to the COVID-19 outbreak and ensuing lockdowns, because our business partners in incubation projects worked remotely between January 2020 and May 2020. This has caused a substantial decrease in the Company’s business activities for such business segment. However, our incubation service remains one of our core business segments, and the Company plan to resume backlogged incubation projects once the COVID-19 pandemic has been controlled. The management remains confident about the future outlook of our incubation business and we have engaged in new incubation projects in the past fiscal year. We believe that the key to resuming our incubation services, once the COVID-19 pandemic is no longer a concern, will be to maintain and further grow a loyal customer base; in this way, we will be able to continue establishing new incubation projects with new and old customers.

With respect to both our incubation business and our supply chain management platform service, we have no current plans to acquire any businesses or to engage in any businesses other than our current business as described in this report.

Seasonality

Currently, our business operations do not experience any seasonality.

Employees

As of July 20, 2021, we had an aggregate of 43 employees, of which 10 are Long Yun employees, 12 are Hangzhou Dacheng employees 1 is an employee of Shenzhen Guanpeng and 20 are Xuzhihang employees. All of them are full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Intellectual Property

Intellectual property is an essential aspect of our platform operation. We rely on a combination of copyright, trade secret and other rights, as well as confidentiality procedures and contractual provisions to protect our technology, processes and other intellectual property. We own, through Long Yun, the intellectual property underlying our crowdfunding platform. We suspended our crowdfunding platform business on September 30, 2018 and we have not generated any revenue from such business segment since then. We own and operate, through Hangzhou Dacheng, the intellectual property underlying our auto-parts service operation.

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

Final settlement of tax liability must be made within five months of the end of each calendar year in China, the EIT tax year end is December 31 and all enterprises are required to file their income tax return within 5 months after December 31. All EIT returns shall be based on Chinese GAAP. The accrued tax payables in the EIT return may be different from the annual audited financial statement, since Longyun and Hangzhou Dacheng’s financial statements are prepared based on U.S. GAAP and use March 31 as fiscal year end, while the annual EIT return were for tax year ended December 31, 2021 and December 31, 2020, which were timely filed, and were based on China GAAP.

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

Regulations relating to Labor and Social Welfare

The Labor Contract Law

Pursuant to the Labor Contract Law of the PRC (《中华人民共和国劳动合同法》), which was issued on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, employers are required to enter into written contracts with their employees and are restricted from using temporary workers. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. Enterprises and institutions are forbidden to force employees to work beyond the time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall not be lower than local standards on minimum wages and shall be paid to employees in a timely manner.

According to the Labor Law of the PRC (《中华人民共和国劳动法》), which was promulgated on July 5, 1994 and last amended and came into effect on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate employees in occupational safety and sanitation in the PRC. Occupational safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide employees with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of occupational protection.

Social Insurance and Housing Fund

Pursuant to the Interim Regulations on Levying Social Insurance Premiums (《社会保险费征缴暂行条例》) promulgated on January 22, 1999 and revised on March 24, 2019, Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees (《国务院关于完善企业职工基本养老保险制度的决定》) promulgated on December 3, 2005, Decision on Establishment of Basic Medical System for Urban Employee (《国务院关于建立城镇职工基本医疗保险制度的决定》) issued by State Council with effect from December 14, 1998, the Regulations on Unemployment Insurance (《失业保险条例》) effective from January 22, 1999, Regulations on Work-Related Injury Insurance (《工伤保险条例》) promulgated on April 27, 2003, amended on December 20, 2010, and became effective on January 1, 2011, and the Interim Measures concerning the Maternity Insurance for Enterprise Employees (《企业职工生育保险试行办法》) promulgated on December 14, 1994 with effect from January 1, 1995, employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance.

Pursuant to Opinions of the General Office of the State Council on Comprehensively Advancing Combined Implementation of Maternity Insurance and Basic Medical Insurance for Employees (《国务院办公厅关于全面推进生育保险和职工基本医疗保险合并实施的意见》), promulgated by the General Office of State Council on March 6, 2019, maternity insurance fund shall merge into the basic medical care insurance fund for employees so as to unify and consolidate. Therefore, after March 6, 2019, our Company has no record of maternity insurance fund in the payment details of social security, since it has been merged into the basic medical care insurance fund.

Pursuant to the Social Insurance Law of the PRC (《中华人民共和国社会保险法》), which became effective on July 1, 2011 with last amendment on December 29, 2018, all employees are required to participate in basic pension insurance, basic medical insurance schemes and unemployment insurance, which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes, which must be contributed by the employers. Employers are required to complete registrations with local social insurance authorities. Moreover, the employers must timely make all social insurance contributions. Except for mandatory exceptions such as force majeure, social insurance premiums may not be paid late, reduced or be exempted. Where an employer fails to make social insurance contributions in full and on time, the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such employer fails to make the overdue contributions within such time limit, the relevant administrative department may impose a fine equivalent to 1—3 times the overdue amount.

Pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums (《人力资源社会保障部办公厅关于贯彻落实国务院常务会议精神切实做好稳定社保费征收工作的紧急通知》), promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from organizing the centralized settlement of historical unpaid social insurance premiums of enterprises.

Pursuant to the Administrative Regulations on the Housing Provident Fund (《住房公积金管理条例》), effective from April 3, 1999, amended on March 24, 2002 and March 24, 2019, enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees. Employers are also required to timely pay all housing fund contributions for their employees. Where an employer fails to submit and deposit registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees, the housing provident fund management center shall order it to go through the formalities within a prescribed time limit. Failing to do so at the expiration of the time limit will subject the employer to a fine of not less than RMB10,000 and up to RMB50,000. When an employer fails to pay housing provident fund due in full and in time, housing provident fund center is entitled to order it to rectify, failing to do so would result in enforcement exerted by the court.

As of the date of this annual report, we believe that we are in compliance with the labor-related laws and regulations in China in all material aspects, including those relating to the obligation to make social insurance payments and contributions to the housing provident fund. As of the date of this annual report, we have not received any notice of non-compliance from relevant government authorities nor any claim or request from our employees in this regard. See “Risks Relating to Doing Business in the PRC— Labor Contract Law and other labor-related laws in the PRC may adversely affect our business and our results of operations.”

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

With respect to the establishment and operation of wholly foreign-owned projects, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on September 30, 2019, which came into effect on September 30, 2019. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. According to the Catalogue, rewards-based crowd funding, charity-based crowdfunding, business incubation services, business advisory services sectors are neither restricted nor prohibited. The Supply Chain Management Platform Services is not prohibited.

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

In order to comply with such foreign ownership restrictions, we operate a part of our business in China through Long Yun, which is owned 85% by Mr. Limin Liu and 15% by Ms. Koulin Han, and controlled by WFOE II through a series of contractual arrangements. Another part of our business in China, we operate through Hangzhou Dacheng, in which our wholly owned subsidiary WFOE II owns 60% of equity interest. In the opinion of our PRC legal counsel, Zhejiang Capital Equity Legal Group, except as otherwise disclosed in this report, our ownership structure complies with existing PRC laws and regulations.

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

Regulations of foreign exchange

Under the PRC Foreign Exchange Administration Regulations promulgated on January 29, 1996 and amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct equity investments, loans, repatriation of investment, and investments in securities abroad, unless prior approval is obtained from the SAFE and prior registration with SAFE is made.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

From 2012, SAFE has promulgated various circulars to substantially amend and simplify the current foreign exchange procedure. According to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of Renminbi proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are allowed to provide loans not only to their offshore subsidiaries, but also to their offshore parents and affiliates. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statement; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on dividend distribution

The principal laws and regulations govern the distribution of dividends of foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005 and 2013, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014. Under these laws and regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Wholly foreign-owned companies are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plants and Equipment

The address of our principal executive office is Room 1803, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China, where we lease premises of 288.8 square meters, pursuant to a lease agreement by and between Hangzhou Long Yun and an individual landlord, for the period of July 4, 2020 to July 3, 2022. The annual rent is approximately RMB 241,776($36,892.09) and RMB253,864.8 ($38,736.80) for each of the 12 months beginning on July 4, 2020 to July 3, 2022, respectively. Hangzhou Longyun may terminate the lease with 2 months’ prior notice.

On January 11, 2019, Long Yun entered into an office space lease agreement with Zhejiang Niuruosi Medical Technology Co., Ltd. (“Niuruosi”) for renting Niuruosi’s property of approximately 600 square meters located at Hanshi Tower 22nd Floor, No 1786 Binsheng Road, Binjiang District, Hangzhou. The lease term is from February 1, 2019 to January 31, 2021 and the rent is RMB 525,600 ($75,303) for the first year and RMB 551,880 ($79,068.17) for the second year. In June, 2020, the owner proposed to terminate this lease agreement. After negotiation with the owner, we terminated this agreement.

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

A. Operating Results

Overview

We currently have two lines of business, namely, supply chain management platform services (“Supply Chain Management Platform Services”) and business incubation services. Historically, we also engaged in a crowdfunding platform business and auto-parts procurement services.

We suspended our crowdfunding platform business on September 30, 2018 and we have not generated any revenue from such business since then. We suspended such business indefinitely in anticipation of certain changes to the Chinese financial regulations, and have kept our crowdfunding platform (including 5etou platform, source code, servers, and others) intact in case of a future need to resume our crowdfunding business. As of the date of this annual report, we do not have an expectation or plan on when to resume our crowdfunding business. The following business description regarding our crowdfunding platform is historical information only.

In addition, we ended our auto-parts procurement services in April 2019, and the following business description regarding such business is historical information only.

We commenced our Supply Chain Management Platform Services, which were developed and upgraded from our former auto-parts procurement services, in October 2019. All of our business revenue generated for the fiscal years ended March 31, 2021 and March 31, 2020 was from our Supply Chain Management Platform Services.

We did not generate any revenue from our incubation services during the fiscal years ended March 31, 2021 and March 31, 2020 due to the severe disruption caused by the COVID-19 pandemic.

Historically, our revenue was generated from following four sources:

●	Platform services fees equal to a percentage of the funds raised through our crowdfunding platform;

●	Consulting fees for incubation services;

●	Finder’s fees for assisting a project in raising funds, as a portion of the proceeds; and

●	Procurement service fees paid for providing sourcing or procurement pursuant to our auto-parts procurement services.

Currently, our revenue is generated from the following two sources:

●	Transaction fee paid to us for providing Supply Chain Management Platform Services to auto parts suppliers through our supply chain management platform. We receive a certain percentage of fees based on the aggregate amounts of purchase payments from our auto parts supplier partners.

Former Lines of Business

Crowdfunding is a process by which a project is funded by raising money from a large number of people, primarily through an internet-based platform. The participants in crowdfunding are the crowdfunding platforms, such as our platform, the entrepreneurs or project sponsors, and the participants or other funding sources who make a payment for the reward. There are five basic types of crowdfunding programs—equity crowdfunding, reward-based crowdfunding, debt-based crowdfunding, in which loans are made to an individual or business, royalty-based crowdfunding, in which the participant receives payments based on revenue generated by the project, to the extent that the project generates revenue, and donation-based crowdfunding. We were historically only engaged in reward-based crowdfunding in China.

Our 5etou platform is designed to enable projects searching for funding to connect with participants, who are the funding sources looking for projects. Our platform enables projects to seek to raise initial seed money and to try to establish a credible track-record in product/service development and cash flow, and participants become involved in opportunities for rewards, often the product for which the business is seeking funding, as well as being involved in a project that the participant believes has the possibility of offering products, services, and technology of interest to him or her. We suspended our crowdfunding platform business on September 30, 2018 and we have not generated revenue from such business since then.

We used to offer business incubation services pursuant to agreements on an ongoing and as-needed basis. We offered these services, commencing from the time when a project first initiates a contribution campaign using our platform to the completion of project prototypes and/or product/service, and continuing until the project becomes profitable or no longer requires or desires our services. These services included business and operation advisory services relating to marketing, sales and strategic planning, and guidance and general resources in ancillary services such as human resources, legal, accounting, assisting with feasibility studies, and other types of services that projects need. We did not intend to substitute for professional service providers such as business operation professionals, accountants, or lawyers and would make referrals to third-party providers when needed. Due to market conditions, we temporarily suspended our incubation services. We will resume the incubation services when market conditions improve. During the fiscal years ended March 31, 2021 and March 31, 2020, we did not generate any revenue through our incubation services.

In January 2018, we commenced providing auto-parts related services, Historically, we provided procurement services, in the form of sourcing, accounts receivables financing, and logistics services to auto-repair shops that had demand for auto-parts from auto-parts suppliers, and auto-parts suppliers transacting with auto-repair shops. We received a 0.8% procurement fee based upon the total transaction amount of auto-parts that we procured or sourced for the auto-parts suppliers and the auto-repair shops, in addition to any logistics fees applicable. We suspended such services in April 2019 and did not generate any revenue from such services during the fiscal years ended March 31, 2021 and March 31, 2020.

Our Supply Chain Management Platform Services

We began to provide Supply Chain Management Platform Services to several auto parts suppliers and one auto parts logistics company in October 2019. We aim to address the existing supply chain management issues in the Chinese auto parts industry—namely, there is no systematic purchase and payment processing platform for auto parts procurement in China. Conventionally, auto repair shops that purchase from auto parts suppliers have to rely on a series of unregulated and disarranged practices that vary greatly from transaction to transaction. This has resulted in substantive business problems for both auto parts suppliers and auto repair shops alike, such as high transaction costs, high liquidity risks, high default risks, inequitable accountability, and many others.

We started to build our supply chain management platform in May 2019 with our own research and development team. As of March 31, 2021, we invested a total of approximately RMB8.01 million (approximately $1.182 million) in our supply chain management platform, and launched the platform in October 2019 (the “Supply Chain Management Platform”). The Supply Chain Management Platform is an integrated online supply chain processing center that provides auto parts suppliers, auto repair shops, and logistics companies with transaction data management, shipping and handling information management, and transaction financing. These services cover the most important aspects of auto parts procurement transactions in China. Auto parts suppliers can initiate the Supply Chain Management Platform Services on our platform by first engaging our qualified logistics partner. They then enter into an electronic procurement and shipping contract on the platform by logging in detailed transaction and shipping information. From there on, the Supply Chain Management Platform consolidates transaction information and shipping information for auto parts suppliers, logistic partner, and auto repair shops.

Auto parts logistics companies in China are small-sized business entities that transport auto parts purchased by auto repair shops to a designated delivery address while collecting payments from auto repair shops. These logistics companies typically transfer the payment received from auto repair shops to the relevant auto parts suppliers for their purchases within 15 to 30 days. Such delay in payment may create liquidity issues for auto parts suppliers, who would prefer to pay a premium for receiving purchase payment within five days. We created the Supply Chain Management Platform to address this business need. We typically advance the aggregate amounts of purchase payments in full to auto parts suppliers within three days upon confirmation from our logistics partner that it has collected purchase payments from auto repair shops. We charge auto parts suppliers we work with service fee based on a certain percentage of the aggregate amounts of purchase payments made by the auto repair shops. We do not directly charge auto parts suppliers for the service fee, but rather, when our logistics partner confirms auto repair shops’ receipt of auto parts and its collection of payments, we advance only a certain percentage of the aggregate amounts of purchase payments to the auto parts suppliers and keep a certain percentage of the aggregate amounts as our service fee. After the logistics partner collects the payment from the repair shop, it returns 100% of the payment to us, usually within three days. We do not obtain promissory notes or other financial instruments from our logistics partner for the purchase advance; however, we require the legal representative of such logistics partner to sign an unlimited personal liability agreement for each separate transaction so that we can seek repayment from such legal representative through court proceedings in case of a payment default by our logistics partner.

During the fiscal year ended March 31, 2021, we offered Supply Chain Management Platform Services for 17,742 transactions ranging from RMB130.00 to RMB138,000.00 per transaction, with an average amount of RMB7,778.93. During the fiscal year ended March 31, 2020, we offered Supply Chain Management Platform Services for 10,605 transactions ranging from RMB800 to RMB2,000 per transaction, with an average amount of RMB1,200. To repay purchase advances made by us to auto parts suppliers, our auto repair shop partners pay by electronic transfer. We have not experienced any delays or delinquencies from our auto repair shop partners since October 2019. For the fiscal years ended March 31, 2021 and March 31, 2020, we generated revenue of $USD$225,749 and $USD$11,252, respectively, both of which were generated 100% of our total revenue from our Supply Chain Management Platform Services business.

We have obtained all necessary permits and licenses to conduct our Supply Chain Management Platform Services business.

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

More specifically, the COVID-19 pandemic has negatively impacted our businesses in the following ways:

●	Our incubation service depends on a wide array of offline in person activities, such as business meetings, new project seminars, and information trainings. We have experienced substantial diminutions in these activities due to the COVID-19 outbreak and ensuing lockdowns, because our business partners in incubation projects worked remotely between January 2020 and May 2020 and we could not organize large-scale offline activities during 2020. Due to the unfavorable market conditions, we temporarily suspended our incubation services since October 2019. Accordingly, we did not generate any revenue from our incubation services during the fiscal years ended March 31, 2021 or March 31, 2020; and

●	Between January and March 15 of 2020, our staff and employees were instructed to work remotely. As a result, we were not able to perform business operations on our supply chain management platform effectively during the period, resulting in a substantial impact upon our business performance.

As of the date of this annual report, Chinese industries have gradually resumed businesses, as government officials have started to ease the restrictive measures since April 2020. The extent to which the COVID-19 pandemic impacts our results of operations in 2021 will depend on the future developments of the outbreak, including the global severity of, and actions taken to contain, the pandemic, which are highly uncertain and unpredictable. As of the date of this annual report, we have not resumed our incubation services. We believe our Supply Chain Management Platform Services were not adversely impacted by the current COVID-19 situation. Revenue from our Supply Chain Management Platform Services during fiscal year ended March 31, 2021 increased RMB 1,447,374.69 ($214,497), or 1858.22%, compared to the same period of 2020.

Key Line Items Affecting Our Results of Operations

Revenue

The following table sets forth revenue generated from each revenue source, both in absolute amount and as a percentage of total revenue for the years indicated:

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Revenues
Crowdfunding	$-	$-	$483,960
Incubation Service	-	-	2,260,376
Procurement Services	-	-	12,893
Platform Services	225,749	11,252	-
Total	225,749	11,252	2,757,229

Operating Cost and Expenses

Operating Expenses
Professional Fees	168,862	457,764	410,746
Wages & Benefits	438,259	576,995	1,261,940
Travel Expenses	23,539	51,727	111,945
Depreciation & Amortization	76,749	86,407	101,929
Data Services	-	-	56,169
Rent Expense	69,079	-	505,798
Advertising	3,343,935	-	931
Business Taxes and Surcharges	13,400	3,956	223
Meals & Entertainment	9,964	34,312	156,941
Other	91,009	38,326	1,267,647
Promotional expense	-	-	1,043,102
Impairment loss on investments	-	-	74,507
Provision for doubtful debt	(74,080)	880,795	-
Total	$4,160,716	$2,130,282	$4,991,878

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

For the year ended March 31, 2021

	Longyun	Dacheng Liantong	Other	Total
Revenue	-	225,749	-	225,749

Operating expenses	3,026,631	389,672	744,413	4,160,716

Other income (expenses)	343,839	15,403	(1,636,269)	(1,277,027)

Loss before tax	(2,682,792)	(148,520)	(2,380,682)	(5,211,994)

Taxes	-	-	-	-

Net loss	(2,682,792)	(148,520)	(2,380,682)	(5,211,994)

Results of Operations for the years ended March 31, 2021, 2020:

For the year ended March 31, 2021, we generated total revenue of $225,749, 100% of which originated from our Supply Chain Management Platform Services business. For the year ended March 31, 2020, we generated total revenue of $11,252, 100% of which originated from our supply chain management platform service business. We did not generate any revenue from our crowdfunding, incubation, auto-parts platform procurement business, or listing service during the fiscal years ended March 31, 2021 and March 31, 2020.

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

Our selling, general and administrative expenses were $4,160,716 for the year ended March 31, 2021, representing $2,030,434, or 95% increase from $2,130,282 for the year ended March 31, 2020. The increase was due to IT fees and promotion expenses.

Other Income and Expenses

The Company’s other income was $(1,277,027) for the year ended March 31, 2021, representing a decrease of $1,939,546, or 292.75%, from $662,519 for the year ended March 31, 2020. The decrease was due to the interest expense generated from convertible debentures.

Net Loss

For the year ended March 31, 2021, the Company’s business operations resulted in a net loss of $(5,211,994), which represents a $3,728,070, or 251.23%, increase from a net loss of $(1,483,924) for the year ended March 31, 2020. The increase in net loss was mainly due to the increase of selling, general and administrative expenses and the interest expense generated from convertible debentures.

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

Under the current EIT Law, dividends paid by an FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax. Thus, the dividends, if and when payable by our PRC subsidiary to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by our PRC subsidiary to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. We have not provided for deferred income tax liabilities on the PRC entities’ undistributed earnings/loss of $(5,901,107), $(753,022), and $663,695 as of March 31, 2021, 2020 and 2019, respectively because we control the timing of the undistributed earnings and it is probable that the earnings will not be distributed. We plan to reinvest those earnings in the PRC indefinitely in the foreseeable future.

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

Currently, we derive revenue principally from one main business:

●	Transaction fee paid to us for providing Supply Chain Management Platform Services to auto parts suppliers through our Supply Chain Management Platform. We receive fees based on a certain percentage of the aggregate amounts of purchase payments from our auto parts supplier partners.

Incubation Service

The Company has generated revenue by providing business and operation advisory services relating to matters related to marketing, sales, and strategic planning, and ancillary services such as coordinating human resources, legal, accounting, operations, assisting with feasibility studies and other types of services at the election of the entrepreneur. The Company has provided incubation services on an ongoing and/or as-needed basis, pursuant to consulting agreements with the entrepreneurs. For ongoing basis services, revenue is recognized on an ongoing basis for the agreed periodic service fee. For as-needed basis, revenue is recognized when the contractual services have been completed.

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

Crowdfunding

The Company historically generated its revenue from success fees from transactions on the crowdfunding platform. Revenue from these transactions is accounted for at the moment a project is successfully funded. The Company suspended its crowdfunding platform business on September 30, 2018 and it has not generated revenue from such business since then. As of the date of this prospectus supplement, we do not have an expectation or plan on when we expect to resume our crowdfunding business.

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

Finder’s Service Fee

The Company historically generated its revenue from assisting any business entity in raising funds as well as for introducing business partners, acquisition candidates or other strategic relationships to the business entity, usually from one or more sources with which the Company or personnel have relationships. The Company provides its finder services pursuant to an agreement and revenue is recognized when the contractual services have been completed and the terms and conditions in the agreements have been met.

Procurement Service

The Company historically generated its revenue from service fees by providing procurement services relating to auto parts and accessories on an as needed basis. The transaction price is determined when the customer place an order with us. We recognize revenues when the procured goods have been transferred to and accepted by the customers as our performance obligation is completed.

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

Our Company reviews the collectability of accounts receivable based on an assessment of historic experience, current economic conditions, and other collection indicators. For the years ended March 31, 2021 and 2020, the Company recorded allowances for doubtful accounts of $0 and $922,817, respectively.

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

These investments derived interests in the amount of $413,516 and $667,764 for the years ended March 31, 2021 and 2020, respectively. The interests were recognized to our Company’s results of operations when they were earned. These investments were not collateralized with underlying assets by their issuers.

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

The following table summarizes our Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
March 31, 2021
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	5,073,548	5,073,548
Related party investment -wealth management product	-	-	3,966,476	3,966,476

March 31, 2020
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	5,587,984	5,587,984
Related party investment -wealth management product	-	-	3,378,706	3,378,706

The details on property and equipment consist of the following:

	March 31, 2021	March 31, 2020
Computer and equipment	$198,637	$198,309
Automobiles	99,939	150,411
	298,576	348,720
less: Accumulated depreciation	(250,284)	(214,114)
Total, net	$48,292	$134,606

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

	March 31,	March 31,	March 31,
	2021	2020	2019
Period/year end RMB:US$ exchange rate	6.5536	7.08760	6.71111
Period/annual average RMB:US$ exchange rate	6.7772	6.97980	6.71075
Period/year end HKD:US$ exchange rate	7.7742	7.77050	7.84934
Period/annual average HKD:US$ exchange rate	7.7524	7.75880	7.84162

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal year ended March 31, 2021, 2020 and 2019.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments.” This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The Company adopted this guidance effective April 1, 2020, prospectively, and the adoption of this standard did not have a material impact to the Consolidated Financial Statements.

In December 2019, the FASB issued Accounting Standard Update (“ASU”) No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including applicable interim periods. The Company adopted this guidance effective April 1, 2020 and the adoption of this standard did not have a material impact to the Consolidated Financial Statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating the impact the adoption of ASU 2020-04 will have on its consolidated financial statements.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended March 31,
	2019	2020	2021
	US$	US$	US$
Net cash (used in)/provided by operating activities	774,482	(815,311)	(2,785,443)
Net cash provided by/(used in) investing activities	(4,814,672)	71,399	879,199
Net cash provided by financing activities	259,890	298,688	3,095,000
Effect of exchange rate changes on cash and cash equivalents	(118,590)	422,550	(249,144)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(3,780,300)	(445,224)	1,215,756
Cash and cash equivalents and restricted cash at beginning of the year	3,937,490	38,600	15,926
Cash and cash equivalents and restricted cash at end of the year	38,600	15,926	982,538

Cash and cash equivalents. Our cash and cash equivalents consist of cash, bank deposits, and other currency of value. As of March 31, 2021 and 2020, our cash and cash equivalents were $982,538 and $15,926, respectively. As of March 31, 2021, our other receivables and prepayments, prepaid tax, and short-term investments were $5,444,992, $61,211, $5,073,548, and $3,966,476, respectively. As of March 31, 2020, our other receivables and prepayments, prepaid tax, and short-term investments were $705,164, $57,232, $5,587,984, and $3,378,706, respectively.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions.

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Operating Activities

Net cash used in operating activities for the fiscal year ended March 31, 2021 was $2,785,443, representing a decrease of $1,970,132 or 241.64%, from net cash used in operating activities in the amount of $815,311 for the fiscal year ended March 31, 2020. Net loss for the fiscal year ended March 31, 2021 was $5,211,994, representing an increase of $3,728,071 or 251.23%, from a net loss of $1,483,923 for the fiscal year ended March 31, 2020. Changes in various asset and liability account balances throughout the fiscal year ended March 31, 2021 also contributed to the net change in cash used in operating activities. Among such changes, the increase in the ending balances of other receivable and prepayment balances from March 31, 2020 to March 31, 2021, as shown on the consolidated balance sheet contributed to an increase to net cash in the amount of $720,508 for the fiscal year ended March 31, 2021, as compared to an decrease to net cash in the amount of $121,463 for the fiscal year ended March 31, 2020. In addition, the increases in the ending balances of accounts payable balance from March 31, 2020 to March 31, 2021, as shown on the consolidated balance sheet contributed to a increases of net cash in the amount of $6,418 for the fiscal year ended March 31, 2021, as compared to an increases of net cash in the amount of $58,709 for the fiscal year ended March 31, 2020. This represented a decrease of 89.07%, or $52,291 in cash provided by operating cash flows. The Company also had a net increase in other payables and accrued liabilities. The increase in other payables and accrued liabilities led to an increase of net cash flow provided by operating activities in the amount of $223,580, or 112.7%, from net cash used in the amount of $198,391 for the fiscal year ended March 31, 2020 to net cash provided in the amount of $25,189 for the fiscal year ended March 31, 2021.

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

Investing Activities

Net cash provided by investing activities for the fiscal year ended March 31, 2021 was $879,199, primarily resulted from disposal/(acquisitions) of investments.

Net cash provided by investing activities for the fiscal year ended March 31, 2020 was $71,399, primarily resulted from return of investment not reinvested.

Financing Activities

Net cash provided by financing activities for the fiscal year ended March 31, 2021 was $3,095,000, primarily resulting from proceeds from issuance of ordinary shares and proceeds from issuance of convertible notes.

Net cash provided by financing activities for the fiscal year ended March 31, 2020 was $298,688, primarily resulting from the contributed capital paid up in various newly incorporated subsidiaries and advances from related parties.

Capital Expenditures

Our capital expenditure was $0 and $0 for the fiscal years ended March 31, 2021 and 2020. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

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

C. Research and Development, Patents and Licenses, etc.

Intellectual Property

As of March 31, 2021, we hold 20 registered trademarks in the PRC, and had 23 domain names relating to our business, including our corporate website, www.dvintinc.com, our crowdfunding operation, website www.5etou.cn, and www.taxiqi.com for displaying our business and operation information, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. Our current ICP license for our crowdfunding operation is in effect, although we suspend the crowdfunding operation. We are not required to acquire an ICP license for our www.taxiqi.com website because Hangzhou Dacheng does not provide services through this website, and the website is used for information distribution and display only.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2020 to March 31, 2021 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the year-ended March 31, 2021 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

Operating lease commitments for office facility

As of March 31, 2021, the Company has leased office premises. The future aggregate minimum lease payments under operating leases are as follows:

Payment Due by Period
As of March 31, 2021
US$
Operating Lease Obligations
Within one year (including one year)	39,191
One to two years (including two years)	9,913
Total	49,104

For the years ended March 31, 2021 and 2020, the Company incurred rental expenses under operating leases of $49,104 and $75,930, respectively. The substantial decrease in rental expenses was due to our Company’s decision to change its operating venues and the locations of its office.

In January 2019, the Company entered into a two-year lease agreement that expired on January 31, 2021 for office space in Hangzhou, China. In June 2020, the Company terminated this two-year lease agreement.

In June, 2020, the Company entered into a lease agreement for office space in Hangzhou, China for a duration of two years.

Leases Commitments

For the years ended March 31, 2021, 2020, 2019, 2018, and 2017, the Company incurred interest expenses under capital leases of $9,452, $0, $0, $0, and $0, respectively.

Capital Commitments

There were no capital commitments for the fiscal year ended March 31, 2021.

G. Safe Harbor

See “Forward-Looking Statements” of this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Limin Liu (1)	50	Chief Executive Officer; Chairman and Director
Wei Wang (2)	49	Director
Bin Liu (3)	47	Director
Wenbing Wang (4)	49	Director
Jingxin Tian (5)	41	Director
Xiaohua Gu	46	Chief Financial Officer
Chaofu Chen (6)	54	Chief Operating Officer

(1)	Limin Liu was appointed as the Company’s Chief Executive Officer on August 21, 2019, and re-appointed as the Chairman of the Board of Directors and Director on March 31, 2021.
(2)	Wei Wang was re-appointed as the Company’s Director on March 31, 2021.
(3)	Bin Liu was re-appointed as the Company’s Director on March 31, 2021.
(4)	Wenbing Wang was re-appointed as the Company’s Director on March 31, 2021.
(5)	Jingxin Tian was re-appointed as the Company’s Director on March 31, 2021.
(6)	Chaofu Chen resigned as the Company’s Chief Operating Officer on July 1, 2021.

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

Mr. Bin Liu has served as our director since September 4, 2019. Mr. Liu has over 20 years of experience in accounting, finance, and capital markets. Mr. Liu has been a deputy manager of Beijing Houyi Capital Management Co., Ltd., a private equity fund headquartered in Beijing, since July 2019. From September 2017 to June 2019, Mr. Liu served as deputy manager at Jianwen Financial Holding Co., Ltd. From February 2003 to August 2017, Mr. Liu worked as an official at Shanghai Securities Regulatory Bureau. From January 2002 to February 2003, Mr. Liu served as financial manager at Winsan (Shanghai) Industrial Corporation Ltd. From July 1996 to December 2001, Mr. Liu served as a partner and manager at Beijing Zhongtian Huazheng Accounting Firm. Mr. Liu received his bachelor’s degree in finance from Liaoning University in 1996. Mr. Liu also holds two master’s degree: a degree in banking from Chinese Academy of Social Sciences in 1999 and another degree in law from Fudan University in 2010.

Mr. Wenbing Wang is one of our independent directors and has served as one of our directors since December 12, 2017. Mr. Wang has served in key roles in U.S. listed Chinese companies and prestigious financial institutions. Most recently, Mr. Wang has been CEO of Redwood Group International since February 2017 and senior partner of SAIF Xinhuihuang Asset Management Co., Ltd since December 2018. Mr. Wang previously served as the Chief Financial Officer and then the President of Fushi Copperweld, Inc from 2005 to 2016. Prior to that, Mr. Wang worked for Cornerstone China Opportunities Fund, Redwood Capital and Credit Suisse in various capacities. Mr. Wang holds a bachelor’s degree in English from the University of Science and Technology Beijing and a MBA degree in Finance and Corporate Accounting from University of Rochester.

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

Mr. Chao Fu Chen has been our COO since August 1, 2016 and resigned on July 1, 2021. Mr. Chen qualified for this position due to his many years of operating and management experience in internet and technology companies. From January 2015 to July 1, 2021, Mr. Chen had been the COO of our Long Yun. From 2010 to 2015, he was the Independent Director of Japan Raikoku Company Limited. Mr. Chen holds a Bachelor Degree from Chung Yuan Christian University for Business Administration.

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

B. Compensation of Directors and Executive Officers

For the year ended March 31, 2021, we paid an aggregate amount of RMB1,268,232.24 (approximately US$181,700.37) in cash as compensation to our directors and executive officers.

Our PRC subsidiary is required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiary paid retirement and similar benefits for our officers and directors in the year ended March 31, 2021.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers where each is employed for a specified time period, which will be automatically extended for successive one -year terms unless either party gives the other party a three-month prior written notice to terminate the employment prior to the expiration of such one-year term or unless terminated earlier pursuant to the terms of such employment agreements. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice to the Company or by payment of three months’ salary in lieu of notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

D. Employees

As of March 31, 2021, we had an aggregate of 18 employees, of which 8 are Long Yun employees, 9 are Hangzhou Dacheng employees, and 1 is Shenzhen Guanpeng employee, all of which are full-time employees.

The following table sets forth a breakdown of our employees by function as of March 31, 2021:

	As of March 31, 2021
Functions:	Number	% of Total
Management	5	27%
Sales	1	5%
Technical support	4	22%
Operations	1	5%
General and administrative	7	38%
Total	18	100.0

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 26, 2021 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 18,418,371 ordinary shares outstanding as of July 26, 2021.

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

Name of Beneficial Owners	Ordinary Share Number	Percentage of Total Ordinary Shares	Percentage of Aggregate Voting Power*
Directors and Executive Officers†:
Limin Liu Chief Executive Officer and Chairman	788,120	4.3	4.3
Xiaohua Gu Chief Financial Officer	0	0	0
Wei Wang (2) Director	800,000	4.3	4.3
Bin Liu Director	0	0	0
Wenbing Wang Director	0	0	0
Jinxing Tian Director	0	0	0
All directors and executive officers as a group (6 individuals)	1,588,120	8.6	8.6
5% Shareholders:
Hong Limited Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands (1)	1,745,594	9.5	9.5
All 5% Shareholders as a group (one entity)	11,139,146	60.5	60.5

(1)	Hongyu Zhang, one of our former Directors, is the 100% owner of Hong Limited that holds 1,745,594 Ordinary Shares.
(2)	Wei Wang, one of our current Directors, is the 100% owner of White Knight Limited that holds 800,000 Ordinary Shares.

*	For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.
†	Unless otherwise indicated, the address of our directors and executive officers is Room 1803, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Related parties’ relationships are as follows:

Name	Relationship
Mr. Hongyu Zhang	Shareholder; director of various subsidiaries
HangZhou TianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr, Mangyue Sun
Hangzhou Qianlu Information Technology Co. Ltd.	Common control by Mr. Hongyu Zhang
Hangzhou Yuao Investment Management Partnership (Yuao)	Common control by legal representative of Guanpeng
Mr. Limin Liu	Chief Executive Officer

Short-term investment – related party consist of the following:

	March 31, 2021	March 31, 2020
Hangzhou Yuao	$3,966,476	$3,378,706
Total	3,966,476	3,378,706

The Company currently subscribes to certain wealth management product from Hangzhou Yuao, which is a related party to the Company. The maturity date for such investment is less than one year.

Other related parties’ payables consist of the following:

	March 31, 2021	March 31, 2020
Mr. Hongyu Zhang	0	8,100
HangZhou TianQi Network Technology Co. Ltd.	45,169	41,766
Hangzhou Qianlu Information Technology Co. Ltd.	25,247	353,824
Mr. Limin Liu	610,352	0
YuAo	7,603	0
Total	$688,371	$403,690

Outstanding payables to Mr. Hongyu Zhang, Hangzhou Qianlu Information Techonology Co. Ltd., and Mr. Limin Liu consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

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

B. Memorandum and Articles of Association

We are an exempted company with limited liability, incorporated under the laws of the Cayman Islands, and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibits 3.1 and 3.2 to our F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017.

C. Material Contracts

(1)	On November 17, 2020, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement I”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Buyer”), for the sale and issuance to the Buyer of up to $1,500,000 of convertible debentures (“Debentures I”), which shall be convertible into the Company’s Ordinary Shares, at a total purchase price of $1,455,000. We also agreed to issue to the Buyer, 50,000 shares of Ordinary Shares as a commitment fee. Additionally, the Company agreed to pay to YA Global II SPV, LLC, an affiliate of the Buyer, a one-time structuring and due diligence fee in the amount of $15,000.

The Debentures I will mature twelve months from their date of issuance and are convertible into Ordinary Shares of the Company. Interest shall accrue on the outstanding principal balance hereof at an annual rate equal to 5%, which interest rate shall increase to an annual rate of 15% for so long as any event of default remains uncured. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under Debentures I; provided that (i) the trading price of the Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of such debentures with at least 10 business days’ prior written notice.

In connection with the Securities Purchase Agreement I, on November 17, 2020, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement I”) with the Buyer, pursuant to which the Company agreed to prepare and file with the SEC a registration statement on Form F-1 or Form F-3 covering the resale by the Buyer of (i) the shares upon conversion of Debentures I, and (ii) the 50,000 Ordinary Shares issued to the Buyer as part of the transaction, within 21 days of the date of the Securities Purchase Agreement I.

Securities Purchase Agreement I, Registration Rights Agreement I and relevant Debentures I were filed as Exhibits 10.1 through 10.3 to our Report on Form 6-K filed with the SEC on November 20, 2020.

(2)	On January 14, 2021, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement II”) with the Buyer, for the sale and issuance to the Buyer of up to $2,000,000 of convertible debentures (“Debentures II”), which shall be convertible into the Company’s Ordinary Shares, at a total purchase price of $1,940,000. We also agreed to issue to the Buyer, 50,000 shares of Ordinary Shares as a commitment fee. Additionally, the Company agreed to pay to YA Global II SPV, LLC, an affiliate of the Buyer, a one-time structuring and due diligence fee in the amount of $10,000.

The Debentures II will mature twelve months from their date of issuance and are convertible into Ordinary Shares of the Company. Interest shall accrue on the outstanding principal balance thereof at an annual rate equal to 5%, which interest rate shall increase to an annual rate of 15% for so long as any event of default remains uncured. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under Debentures II; provided that (i) the trading price of the Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of such debentures with at least 10 business days’ prior written notice.

In connection with the Securities Purchase Agreement II, on January 14, 2021, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement II”) with the Buyer pursuant to which the Company agreed to prepare and file with the SEC a registration statement on Form F-1 or Form F-3 covering the resale by the Buyer of (i) the shares upon conversion of Debentures II, and (ii) the 50,000 Ordinary Shares issued to the Buyer as part of the transaction, within 21 days of the date of the Securities Purchase Agreement II.

Securities Purchase Agreement II, Registration Rights Agreement II and relevant Debentures II were filed as Exhibits 10.1 through 10.3 to our Report on Form 6-K filed with the SEC on January 15, 2021.

(3)	On March 31, 2021, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement III”) with the Buyer for (i) the sale and issuance to the Buyer of a convertible promissory note (the “Convertible Note”) in the principal amount of $6,000,000, which shall be convertible into Ordinary Shares of the Company, for a purchase price of $5,940,000, and (ii) the issuance to the Buyer of 120,000 Ordinary Shares as a commitment fee, in a registered direct offering. We also agreed to issue to the Buyer, 120,000 shares of Ordinary Shares as a commitment fee. Additionally, the Company agreed to pay to YA Global II SPV, LLC, an affiliate of the Buyer, a one-time structuring and due diligence fee in the amount of $10,000.

The Convertible Note will mature 12 months from its date of issuance and is convertible into Ordinary Shares. Interest will accrue on the outstanding principal balance of the Convertible Note at an annual rate equal to 5%. Interest will be calculated on the basis of a 365-day year and the actual number of days elapsed. During the term of the Convertible Note, the Company will make certain consecutive monthly amortization payments in cash or Ordinary Shares for so long as any triggering event (such as certain covenant breaches) remains uncured until the Convertible Note is fully repaid. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.75) and (ii) the Company provides the holder of the Convertible Note with at least 10 business days’ prior written notice.

Securities Purchase Agreement III and relevant Convertible Note were filed as Exhibits 10.1 through 10.2 to our Report on Form 6-K filed with the SEC on March 31, 2021.

(4)	On April 1, 2021, the Company, through its VIE, Hangzhou Longyun Network Technology Co., Ltd. (“Hangzhou Longyun”), a limited liability company organized under the laws of the PRC, entered into an Equity Transfer Agreement (the “Equity Transfer Agreement”) with Mr. Qiang Huang, who owns 100% of the equity interests in Hangzhou Xuzhihang Supply Chain Management Co., Ltd. (“Xuzhihang”), a limited liability company organized under the laws of the PRC. Xuzhihang provides supply chain management and other logistics related services. Pursuant to the Equity Transfer Agreement, Mr. Qiang Huang agreed to transfer 60% of the equity interests in Xuzhihang to Hangzhou Longyun for a consideration of RMB600,000.

The Equity Transfer Agreement was filed as Exhibit 10.1 to our Report on Form 6-K filed with the SEC on April 1, 2021.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Item 10.C., “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors—Risk Factors Relating to Doing Business in China— Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which were subsequently amended on November 10, 2008 and came into effect on January 1, 2009, and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. According to the VAT Law and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The EIT Law provides that, since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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

Passive Foreign Investment Company Considerations (PFIC)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard, because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years, because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our Company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2021, $5,073,548 of the Company’s cash was on deposit at financial institutions in the RMB, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from incubation and crowd funding, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 1% and 2.5% in 2021 and 2020, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

Use of Proceeds

Private Placement

On November 20, 2020, December 11, 2020, and December 22, 2020, we issued $500,000 of convertible debentures (“Debentures I”), respectively, aggregating a total of $1,500,000 of Debentures I to YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Buyer”), through a private placement at a total purchase price of $1,455,000. The Debentures I will mature twelve months from their date of issuance and are convertible into Ordinary Shares of the Company. Interest shall accrue on the outstanding principal balance thereof at an annual rate equal to 5%, which interest rate shall increase to an annual rate of 15% for so long as any event of default remains uncured. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under Debentures I; provided that (i) the trading price of the Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of such debentures with at least 10 business days’ prior written notice. We also issued to the Buyer, 50,000 shares of Ordinary Shares as a commitment fee. Additionally, the Company paid to YA Global II SPV, LLC, an affiliate of the Buyer, a one-time structuring and due diligence fee in the amount of $15,000. We received net proceeds of approximately $1,334,889 in this private placement. We may receive up to an aggregate of approximately $1,334,889 from the conversion of Debentures I for cash. As of the date of this annual report, no Debentures I have been converted, and we have yet to spend the proceeds from this private placement. We intend to use the proceeds from this private placement and from the conversion of the debentures for promoting our supply chain management platform services.

On January 14, 2021 and February 4, 2021, we issued $1,000,000 of convertible debentures (“Debentures II”), respectively, aggregating a total of $2,000,000 of Debentures II to the Buyer, through a private placement at a total purchase price of $1,940,000. The Debentures II will mature twelve months from their date of issuance and are convertible into Ordinary Shares of the Company. Interest shall accrue on the outstanding principal balance thereof at an annual rate equal to 5%, which interest rate shall increase to an annual rate of 15% for so long as any event of default remains uncured. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under Debentures II; provided that (i) the trading price of the Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of such debentures with at least 10 business days’ prior written notice. We also issued to the Buyer, 50,000 shares of Ordinary Shares as a commitment fee. Additionally, the Company paid to YA Global II SPV, LLC, an affiliate of the Buyer, a one-time structuring and due diligence fee in the amount of $10,000. We received net proceeds of approximately $1,759,926 in this private placement. We may receive up to an aggregate of approximately $1,759,926 from the conversion of Debentures II for cash. As of the date of this annual report, no Debentures II have been converted, and we have yet to spend the proceeds from this private placement. We intend to use the proceeds from this private placement and from the conversion of the debentures for promoting our supply chain management platform business, used for expansion of the business, looking for mergers and acquisitions around the upstream and downstream of the auto parts supply chain companies.

Follow-on Offering

The following “Use of Proceeds” information relates to the shelf registration statement on Form F-3, as amended (File Number: 333-252688) in relation to a self-underwritten registered direct offering of (i) the sale and issuance to the Buyer, a convertible promissory note in the principal amount of $6,000,000, which shall be convertible into the Company’s Ordinary Shares for a purchase price of $5,940,000, and (ii) the issuance to the Buyer 120,000 Ordinary Shares as a commitment fee. Such registered direct offering closed on March 31, 2021.

We received net proceeds of approximately $5,419,935, after deducting estimated offering expenses payable by us. The aforementioned registered direct offering was effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-252688), which became effective on February 12, 2021, pursuant to a prospectus supplement filed with the Securities and Exchange Commission on March 31, 2021. The total expense incurred for our Company’s account in connection with this registered direct offering was approximately $580,065, which included $10,000 of structuring fees to YA Global II SPV, LLC, an affiliate of the Buyer, in connection with the structuring and due diligence for this offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from this registered direct offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have spent $2,530,000 of the proceeds from this registered direct offering. We still intend to use the proceeds from this registered direct offering for the business expansion and continue growing of Liantong Supply chain management platform, and will make the mergers and acquisitions for the upstream and downstream of the supply chain management platform of Liantong.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2021. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2021 were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of qualified internal accounting personnel with sufficient knowledge of the US GAAP and SEC reporting standard. The Company is planning on retaining external staff with sufficient knowledge of the US GAAP and SEC reporting standard, but has yet to retain any external staff due to the COVID-19 outbreak and substantive change to the Company’s operations.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management from the following aspects:

(1) Internal environment: Our internal environment affects the formulation of our business management objectives. We plan to take the following measures to improve the Company’s governance structure: (a) improve our governance structure, including the establishment of internal institutions and the allocation of powers and responsibilities, (b) improve our human resources related policies, and (c) strengthen our corporate culture.

(2) Risk assessment: We will prepare specific assessments and strategic plans for potential risks, including risk tolerance determination, risks identification, and risk analysis and risk response;

(3) Control systems: We plan to establish and improve (a) our authorization and approval control system to provide reasonable assurance that transaction receipts and expenditures of our Company are being made only in accordance with the authorization of our management and directors, (b) our accounting control system to maintain our records that, in reasonable detail, to accurately reflect the transactions and dispositions of our assets, and to permit preparation of consolidated financial statements in accordance with GAAP, (c) our property protection control to provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the consolidated financial statements (d) our budget control system, (e) operation analysis and control system, and (f) our major risk early warning and emergency handling mechanism;

(4) Information communication: An effective information communication system, within which our financial status and financial operation can be accurately and effectively disclosed in the financial report to our management is important for our internal control over financial reporting. We plan to establish an information communication mechanism to ensure smooth communication between the management and the Company’s external and internal personnel, including communication with our stakeholders, authorities, auditors, and suppliers.

(5) Internal supervision: we plan to conduct internal inspections regarding our internal controls, and make timely improvements to internal control deficiencies that we may find during the inspection.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

	For the year ended March 31,
	2019				2020				2021
	(In thousand)
Audit fees (1)	RMB	805.3	US$	120	RMB	767.8	US$	110	RMB	677	US$	98
Audit-related fees (2)		10.7		1.5		144		2.06		54.2		8
Tax fees (3)		0		0		0		0		0		0
All other fees (4)		0		0		0		0		0		0
Total		816		121.5		911.8		112.06		731.2		106

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accountant for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, the Board of Directors of the Company has elected to follow the Company’s home country rules and be exempt from the requirements to obtain shareholder approval for (1) the issuance of 20% or more of its outstanding ordinary shares under Nasdaq Listing Rule 5635(d), and (2) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company under Nasdaq Listing Rule 5635(b).

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. As a foreign private issuer, we are permitted to, and we may rely on exemptions from certain Nasdaq Global Market corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Ordinary Shares.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Dragon Victory International Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)

1.2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)

2.1	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)

2.2*	Description of Securities

4.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)

4.2	Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.6 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)

4.3	Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.7 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)

4.4	Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated August 19, 2016 (incorporated by references to Exhibit 10.8 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)

4.5	Power of Attorney, Dated August 19, 2016 (incorporated by references to Exhibit 10.9 of our Form F-1 (File No. 333-214932) filed with the Securities and Exchange Commission on December 6, 2016)

4.6	English Translation of the Termination Agreement to the Exclusive Business Cooperation Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.7	English Translation of the Termination Agreement to the Share Pledge Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.8	English Translation of the Termination Agreement to the Exclusive Option Agreement by and among WFOE I, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by references to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.9	English Translation of the Termination Agreement to the Power of Attorney From Ms. Koulin Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.4 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.10	English Translation of the Termination Agreement to the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by references to Exhibit 10.5 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.11	English Translation of the Exclusive Business Cooperation Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.6 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.12	English Translation of the Share Pledge Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.7 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.13	English Translation of the Exclusive Option Agreement by and among WFOE II, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.8 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.14	English Translation of the Power of Attorney from Ms. Koulin Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.9 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.15	English Translation of the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.10 of our Form 6-K filed with the Securities and Exchange Commission on March 26, 2018)

4.16	Amended and Restated Employment Agreement between Dragon Victory International Limited and Xiaohua Gu dated December 30, 2016 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)

4.17	Amended and Restated Employment Agreement between Dragon Victory International Limited and Chao Fu Chen dated December 30, 2016 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)

4.18	Form of Investors Service Agreement between Hangzhou Longyun Internet Technology Co. Ltd. and investors (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)

4.19	Indemnification Agreement by and between Dragon Victory International Limited and a director and/or an officer of the Company (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)

4.20	Form of Crowdfunding Project Agreement (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)

4.21*	English translation of Lease Agreement between Hangzhou Longyun Network Technology Co., Ltd. and the landlord of Yintai Guoji Building dated June 23, 2020.

4.22	2020 Performance Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 of our Form S-8 filed with the Securities and Exchange Commission on April 15, 2021)

4.23	Employment Agreement between Dragon Victory International Limited and Limin Liu dated August 21, 2019 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on August 23, 2019)

4.24	Share Exchange Agreement between Hangzhou Longyun Network Technology Co., Ltd. and Shenzhen Dao Wuxing Technology Co., Ltd. dated December 31, 2019 (incorporated by reference to Exhibit 10.2 of our Form 20-F filed with the Securities and Exchange Commission on August 17, 2020).

4.25*	English Translation of Form SaaS Service Contract of Supplier

4.26	Securities Purchase Agreement by and between the Registrant and YA II PN, Ltd. dated November 17, 2020 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on November 20, 2020)

4.27	Registration Rights Agreement by and between the Registrant and YA II PN, Ltd. dated November 17, 2020 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on November 20, 2020)

4.28	Convertible Debenture by the Registrant dated November 20, 2020 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on November 20, 2020)

4.29	Securities Purchase Agreement by and between the Registrant and YA II PN, Ltd. dated January 14, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on January 15, 2021)

4.30	Registration Rights Agreement by and between the Registrant and YA II PN, Ltd. dated January 14, 2021 (incorporated by reference to Exhibit 10.2 of our Form 6-K filed with the Securities and Exchange Commission on January 15, 2021)

4.31	Convertible Debenture by the Registrant dated January 14, 2021 (incorporated by reference to Exhibit 10.3 of our Form 6-K filed with the Securities and Exchange Commission on January 15, 2021)

4.32	Securities Purchase Agreement by and between the Registrant and YA II PN, Ltd. dated March 31, 2021 (incorporated by reference to Exhibit 99.1 of our Form 6-K filed with the Securities and Exchange Commission on March 31, 2021)

4.33	Convertible Note by the Registrant dated March 31, 2021 (incorporated by reference to Exhibit 99.2 of our Form 6-K filed with the Securities and Exchange Commission on March 31, 2021)

4.34	Equity Transfer Agreement by and between Hangzhou Longyun and Mr. Qiang Huang dated April 1, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K filed with the Securities and Exchange Commission on April 1, 2021)

8.1*	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-214932), as amended, initially filed with the SEC on December 6, 2016)

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1**	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of WWC, P.C.

101.INS	Inline XBRL Instance Document *

101.SCH	Inline XBRL Taxonomy Extension Schema Document *

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dragon Victory International Limited

By:	/s/ Limin Liu
	Name:	Limin Liu
	Title:	Chief Executive Officer and Chairman of the Board

Date: August 2, 2021

Dragon Victory International Limited

Consolidated Financial Statements

For the years ended March 31, 2021, 2020, and 2019

(Stated in US dollars)

INDEX TO FINANCIAL STATEMENTS

DRAGON VICTORY INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of

Dragon Victory International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Dragon Victory International Limited (“the Company”) as of March 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

We have served as the Company’s auditor since June 29, 2016.

San Mateo, California

August 2, 2021

DRAGON VICTORY INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND 2020

(Amounts in U.S. dollars)

	As of March 31, 2021	As of March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$982,538	$15,926
Other receivables and prepayments	5,506,203	762,396
Short-term investments	5,073,548	5,587,984
Short-term investments – related party	3,966,476	3,378,706
Total current assets	15,528,765	9,745,012
Non-current assets
Property, plant and equipment, net	48,292	134,606
Right of use assets	49,104	63,343
Other assets	6,645	21,400
TOTAL ASSETS	15,632,806	9,964,361
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	22,144	14,337
Taxes payable	1,972,043	1,796,608
Accrued liabilities and other current liabilities	334,996	313,363
Related party payable	688,371	403,690
Right of use liabilities	29,739	63,343
Convertible notes, net	4,023,312	-
Total current liabilities	7,070,605	2,591,341
Right of use liabilities – non-current portion	9,913	-
TOTAL LIABILITIES	7,080,518	2,591,341
COMMITMENTS & CONTINGENCIES
Stockholders’ Equity
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 13,263,066 and 11,421,393 shares issued and outstanding as of March 31, 2021 and 2020, respectively	1,326	1,142
Additional paid-in capital	14,845,829	8,943,065
Shares to be issued	195,600	-
Statutory reserves	589,659	589,659
Accumulated Deficit	(5,901,107)	(753,022)
Accumulated other comprehensive income	(567,333)	(860,047)
Total Stockholders’ equity	9,163,974	7,920,797
Noncontrolling interest	(611,686)	(547,777)
TOTAL EQUITY	8,552,288	7,373,020
TOTAL LIABILITIES AND STOCHOLDERS’ EQUITY	$15,632,806	$9,964,361

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED MARCH 31, 2021, 2020, AND 2019

(Amounts in U.S. dollars)

	For the year ended
	March 31,	March 31,	March 31,
	2021	2020	2019
Revenues	$225,749	$11,252	$2,757,229

Operating expenses
Selling, general and administrative expenses	4,160,716	2,130,282	4,991,878
Total operating expenses	4,160,716	2,130,282	4,991,878

Loss from operations	(3,934,967)	(2,119,030)	(2,234,649)

Other income (expenses):
Other income	984	74	140,709
Other expenses	(84,815)	(5,450)	(2,186)
Interest income	413,691	667,898	636,489
Interest expense	(1,606,887)	(3)	(133)
Total other (expenses) income	(1,277,027)	662,519	774,879

Loss before tax	(5,211,994)	(1,456,511)	(1,459,770)
Income tax	-	(27,413)	-
Net loss income including noncontrolling interest	(5,211,994)	(1,483,924)	(1,459,770)

Less: loss attributable to noncontrolling interest	(63,909)	(67,207)	(403,410)

Net loss attributable to Dragon Victory	$(5,148,085)	$(1,416,717)	$(1,056,360)

Net loss including noncontrolling interest	(5,211,994)	$(1,483,924)	$(1,459,770)
Other comprehensive income (loss):
Foreign currency translation income (loss)	292,714	(482,468)	(216,605)
Comprehensive loss including noncontrolling interest	$(4,919,280)	$(1,966,392)	$(1,676,375)
Comprehensive loss attributable to noncontrolling interest	$(63,909)	$(67,207)	$(410,975)
Comprehensive loss attributable to Dragon Victory	$(4,855,371)	$(1,899,185)	$(1,265,400)

Loss per share attributable to Dragon Victory common stockholders
Basic	$(0.44)	$(0.12)	$(0.09)
Diluted	$(0.44)	$(0.12)	$(0.09)

Weighted average shares outstanding-Dragon Victory
Basic	11,650,205	11,421,393	11,421,393
Diluted	11,650,205	11,421,393	11,421,393

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2021, 2020 AND 2019

(Amounts in U.S. dollars)

	Available to Dragon Victory International Limited
						Retained	Accumulated
	Ordinary shares		Additional			Earnings/	other
	Number of		paid-in	Shares to be	Statutory	(Accumulated	comprehensive	Non-controlling
	Shares	Amount	Capital	issued	reserves	deficits)	loss	interest	Totals
Balances at April 1, 2018	11,421,393	$1,142	$8,929,968	$-	$433,479	$1,876,235	$(168,541)	$(78,790)	$10,993,493
Net income (loss)	-	-	-	-		(1,056,360)	-	(403,410)	(1,459,770)
Appropriations of retained earnings	-	-	-	-	156,180	(156,180)	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-	(209,040)	(7,565)	(216,605)
Balances at March 31, 2019	11,421,393	$1,142	$8,929,968	$-	$589,659	$663,695	$(377,581)	$(489,765)	$9,317,118
Net loss	-	-	-	-	-	(1,416,717)	-	(67,207)	(1,483,924)
Capital contributions by owners	-	-	13,097	-	-	-	-	9,195	22,292
Cumulative translation adjustment	-	-	-	-	-	-	(482,466)	-	(482,466)
Balances at March 31, 2020	11,421,393	$1,142	$8,943,065	$-	$589,659	$(753,022)	$(860,047)	$(547,777)	$7,373,020
Net loss	-	-	-	-	-	(5,148,085)	-	(63,909)	(5,211,994)
Conversion of convertible debenture into ordinary shares	1,841,673	184	5,902,764	195,600	-	-	-	-	6,098,548
Cumulative translation adjustment	-	-	-	-	-	-	292,714	-	292,714
Balances at March 31, 2021	13,263,066	$1,326	$14,845,829	$195,600	$589,659	$(5,901,107)	$(567,333)	$(611,686)	$8,552,288

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2021, 2020, AND 2019

(Amounts in U.S. dollars)

	March 31,	March 31,	March 31,
	2021	2020	2019
Cash flows from operating activities
Net income (loss) including noncontrolling interest	$(5,211,994)	$(1,483,923)	$(1,459,770)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	76,749	86,406	101,929
Bad debt expense	-	922,817	-
Amortization of debt issuance cost	1,606,888	-	-
Impairment on investments	-	-	74,507
Loss on disposal property, plant and equipment	17,799	-	-
Write off leasehold improvements	-	-	745,073
Changes in assets and liabilities
Increase in accounts receivables	-	(79,466)	(139,034)
(Increase)/decrease in other receivables and prepayments	720,508	(121,463)	595,234
(Increase)/decrease in related party receivables	-	-	-
Decrease in other current assets	-	-	-
Increase/(decrease) in accounts payables	6,418	58,709	634,212
Increase in taxes payable	-	-	-
(Decrease)/increase in accrued liabilities and other current liabilities	25,189	(198,391)	222,331
Net cash (used in)/provided by operating activities	(2,785,443)	(815,311)	774,482

Cash flows from investing activities
Disposal/(acquisitions) of investments	937,762	64,139	(4,783,370)
(Purchase)/disposal of equipment and improvements	(238)	7,260	(30,868)
Increase in related party receivables	(58,325)	-	-
Decrease in rent and utility deposits	-	-	30
Purchase of intangible assets	-	-	(464)
Net cash (used in)/provided by investing activities	879,199	71,399	(4,814,672)

Cash flows from financing activities
Capital contribution from owners	-	19,657	-
Proceeds from issuance of convertible notes, net	3,095,000	-	-
Increase in related party payable	-	279,031	259,890
Net cash provided by financing activities	3,095,000	298,688	259,890

Net Increase/(decrease) of Cash and Cash Equivalents	1,215,756	(445,224)	(3,780,300)
Effect of foreign currency translation on cash and cash equivalents	(249,144)	422,550	(118,590)
Cash and cash equivalents–beginning of year	15,926	38,600	3,937,490
Cash and cash equivalents–end of year	$982,538	$15,926	$38,600

Supplemental cash flow disclosures
Interest received	$16,428	$586,650	$220,698
Interest paid	$-	$-	$133
Income taxes (refund)/paid	$(28,750)	$(40,751)	$-

NON-CASH FINANCING AND INVESTING ACTIVITIES
Acquisition of fixed assets through capital lease	$-	$-	$160,560

The accompanying notes form an integral part of these consolidated financial statements.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

1.	BUSINESS AND ORGANIZATION

Dragon Victory International Limited (“Dragon Victory”) was formed in the Cayman Islands on July 19, 2015. Dragon Victory’s wholly-owned subsidiary, Sweet Lollipop Co., Ltd. (“Sweet Lollipop”) was formed in the British Virgin Islands on May 8, 2014. Long Yun International Holdings Limited (“Long Yun HK”), which is a wholly-owned subsidiary of Sweet Lollipop, was formed in Hong Kong on May 2, 2015. HangZhouYuyao Network Technology Co., Ltd (“WFOE I”), our wholly foreign-owned entity, was organized pursuant to PRC laws on May 30, 2016.

HangZhouLongyun Network Technology Co., Ltd (“HangZhouLongyun”, or the “VIE”) was established on October 9, 2014 in HangZhou, the PRC, pursuant to PRC laws, which is owned by Mr. Yu Han holding 85% equity ownership interest and Koulin Han holding 15% equity ownership interest.

HangZhouLongyun’s operation includes offering reward-based crowdfunding opportunities in the PRC to entrepreneurs and funding sources primarily through an internet-based platform, offering business incubation services to the ventures utilizing its platform for their projects, and offering to act as a finder to also assist these companies to obtain loans or additional equity financing, and introduce them to potential business partners, find merger candidates or other strategic relationships, or assist with feasibility studies.

On August 19, 2016, WFOE I and Mr. Yu Han and Ms. Koulin Han, the owners of HangZhouLongyun, entered into a series of agreements known as variable interest agreements (the “Original VIE Agreements”), pursuant to which HangZhouLongyun became WFOE I’s contractually controlled affiliate. The purpose and effect of the Original VIE Agreements are to provide WFOE I (our indirect wholly-owned subsidiary) with all management control and net profits earned by HangZhouLongyun.

On November 3, 2017, Dragon Victory entered into a Strategic Cooperation Agreement (the “Agreement”) under a joint venture, where Dragon Victory through its subsidiaries will own 60% of Hangzhou TaikexiDacheng Automotive Technology Service Co., Ltd (“Taikexi”) and upgrade the current platform to set-up a business ecosystem to offer online auto-insurance and to provide a full range of off-line auto parts and advisory services to consumers.

Effective March 20, 2018, WFOE I, HangZhouLongyun, and HangZhouLongyun’s owners executed a Termination Agreement to terminate each of the Original VIE Agreements dated August 19, 2016. As a result of entering into such Termination Agreements, WFOE I was no longer the sole equity holder of HangZhouLongyun and had no control rights and no rights to the assets, property and revenue of HangZhouLongyun. The Company has dissolved WFOE I.

On March 20, 2018, Hangzhou Dacheng Investment Management Co., Ltd. (“WFOE II”), a newly formed wholly owned subsidiary of the Company, entered into a series of contractual arrangements (the “New VIE Agreements,” and together with the Original VIE Agreements, the “VIE Agreements”) with HangZhouLongyun and its owners. The New VIE Agreements are designed to provide WFOE II (which replaced WFOE I) with the power, rights and obligations equivalent in all respects to those it would possess as the sole equity holder of HangZhouLongyun, including absolute control rights and the rights to the assets, property and revenue of HangZhouLongyun. There was no change to Long Yun’s capital structure.

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

On July 7, 2019, HanzhouLongyun incorporated a subsidiary, DachengLiantong Zhejiang Information Technology Co., Ltd (“DachengLiantong”). Hangzhou Longyun currently holds 80% of interest in DachengLiantong. DachengLiantong is engaged in the business of providing a supply chain management platform for automotive parts suppliers, automobile repair shops, and logistics companies.

On August 22, 2019, the Company incorporated a wholly owned subsidiary, Zhejiang Shengqian Business Consulting Co., Ltd. (“Shengqian”). Shengqian has not commenced operations.

On December 31, 2019, Hangzhou Longyun entered into a Share Exchange Agreement (the “Agreement”) with Shenzhen Dao Wuxing Technology Co., Ltd. (“Dao Wuxing”), a limited liability company organized under the laws of PRC. Pursuant to the Agreement, Hangzhou Longyun agreed to transfer to Dao Wuxing 20% of the equity interests of its wholly-owned subsidiary DachengLiantong. In return, Dao Wuxing agreed to transfer to Hangzhou Longyun 100% of the equity interests of Shenzhen AipuHongfu Technology Co., Ltd. (“Shenzhen Aipu”) and Shenzhen ZhuoyueChuancheng Jewelry Co., Ltd. (“Shenzhen Zhuoyue”), both of which are limited liability companies organized under the laws of the PRC and wholly-owned subsidiaries of Dao Wuxing. Shenzhen Aipu and Shenzhen Zhuoyue hold 30% of equity interest and 70% of equity interest, respectively, in GuoRonghong Business Factoring Shenzhen Co. Ltd. (“GuoRonghong”), a limited liability company organized under the laws of the PRC.

Dragon Victory, Sweet Lollipop, Long Yun HK, WFOE II, Taikexi, Guanpeng, Shengqian, Hangzhou Longyun, DachengLiantong, Shenzhen Aipu, Shenzhen Zhuoyue and GuoRonghong are collectively referred to as the “Company”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). This basis of accounting involves the application of accrual accounting and consequently, revenue and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. dollars.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

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

Acquisition of Sweet Lollipop, Long Yun HK by Dragon Victory

The acquisitions were accounted under U.S. GAAP as a business combination under common control with Dragon Victory being the acquirer and Sweet Lollipop and Long Yun HK being the acquirees because all entities were controlled directly or indirectly by the same majority shareholder Mr. Yu Han. The consolidation has been presented at historical costs and on a retroactive basis to reflect the capital structure of Sweet Lollipop and Long Yun HK as a recapitalization.

The business combination transaction of Sweet Lollipop was completed and effective on June 26, 2015 and Sweet Lollipop became a 100% owned subsidiary of Dragon Victory.

The business combination transaction of Long Yun HK was completed and effective on August 10, 2015 and Long Yun HK became a 100% owned subsidiary of Sweet Lollipop.

VIE Agreements between WFOE I and HangZhouLongyun and its shareholders (subsequently between WFOE II and HangZhouLongyun)

The Company evaluates the need to consolidate its VIE, in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The transactions contemplated by the Original VIE agreements consummated on August 19, 2016, and subsequent terminated were replaced by the New VIE Agreements consummated on March 20, 2018 to take full advantage of certain preferential tax treatments and subsidies granted by the local government of Shangcheng District of Hangzhou, Zhejiang province, where WFOE II was incorporated. WFOE I and WFOE II shall be collectively referred to as the “WFOEs.”

The purpose and design of the VIE Agreements between the WFOEs and HangZhouLongyun, was to consolidate Hangzhou Longyun under the Company by way of common control. ASC 810-10-25-38F states that a reporting entity’s involvement in the design of a VIE may indicate that the reporting entity had the opportunity and the incentive to establish arrangements that result in the reporting entity being the variable interest holder with the power to direct the activities that most significantly impact the VIE’s economic performance. As both the Company and HangZhouLongyun are commonly control by Mr. Yu Han and Ms. Koulin Han, both immediately before and after the acquisition, this transaction was accounted for as a merger under common control, using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss was recognized. All the assets and liabilities of HangZhouLongyun are carried using their original basis. Hence, HangZhouLongyun was consolidated under the Company since its inception due to the purpose and design of the establishment of the VIE Agreements.

The purpose of the VIE Agreements is solely to give the WFOEs the exclusive control over HangZhouLongyun’s management and operations. While there is no restriction for HangZhouLongyun, our VIE entity, to pay the WFOEs, our wholly owned subsidiary, there are certain restrictions for the WFOEs to make payments to the holding companies due to certain regulations imposed by the Chinese government on out-going foreign currency wire transfers. Additionally, there could be potential tax implications when moving the cash flows up to the Company. Therefore, the Company intends to retain any earnings within HangZhouLongyun, and the retained cash flows would be utilized in expanding the Company’s business.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

The significant terms of the VIE Agreements are summarized below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between HangZhouLongyun and the WFOEs, the WFOEs provide HangZhouLongyun with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, HangZhouLongyun grants an irrevocable and exclusive option to the WFOEs to purchase from HangZhouLongyun, any or all of its assets, to the extent permitted under the PRC laws. The WFOEs own all intellectual property rights that are developed during the course of the agreement. For services rendered to HangZhouLongyun by the WFOEs under the Exclusive Business Cooperation Agreement, the service fee HangZhouLongyun is obligated to pay is calculated based on the time of services rendered multiplied by the corresponding rate, which is approximately equal to the net income of HangZhouLongyun.

The Exclusive Business Cooperation Agreement will remain in effect for ten years until it is terminated by the WFOEs with 30-day prior notice. HangZhouLongyun does not have the right to terminate the agreement unilaterally.

Share Pledge Agreement

Under the Share Pledge Agreement between the shareholders of HangZhouLongyun and the WFOEs, the various shareholders of HangZhouLongyun pledged all of their equity interests in HangZhouLongyun to the WFOEs to guarantee the performance of HangZhouLongyun’s obligations under the Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that HangZhouLongyun or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, the WFOEs, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The shareholders of HangZhouLongyun also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, the WFOEs are entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The shareholders of HangZhouLongyun further agree not to dispose of the pledged equity interests or take any actions that would prejudice the WFOEs’ interest.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the shareholders of HangZhouLongyun irrevocably granted the WFOEs (or their designee) an exclusive option to purchase, to the extent permitted under PRC law, all of the equity interests in HangZhouLongyun. The option price is equal to the capital paid in by the HangZhouLongyun shareholders. The agreement remains effective for a term of ten years and may be renewed at the WFOEs’ election.

Power of Attorney

Under the Power of Attorney, the shareholders of HangZhouLongyun authorize the WFOEs to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of HangZhouLongyun.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

Under these contractual arrangements with the VIE, the Company has the power to direct activities of the VIE and can have assets transferred out of the VIE under its control. Therefore, the Company considers that there is no asset in any of the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves. As the consolidated VIE is incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE. The Company’s management has determined that via the VIE Agreements, it is the primary beneficiary of Hangzhou Longyun.

The Company’s total assets and liabilities presented in the consolidated financial statements represent substantially portion of the total assets and liabilities of the VIE because the other entities in the consolidation are non-operating holding entities with significantly less assets and liabilities.

The following financial statement amounts and balances of the VIE, were included in the accompanying consolidated financial statements as of March 31, 2021 and 2020, and for the years ended March 31, 2021, 2020 and 2019, respectively:

	As of March 31,
	2021	2020
Current assets
Cash and cash equivalents	$856,515	$156,485
Investment	3,974,915	4,452,884
Investment - related party	3,966,476	2,524,197
Amounts due from non-VIE subsidiaries of the Company	1,350,052	1,103,922
Other assets	31,272	357,588
	10,179,230	8,595,075
Noncurrent assets
Other assets	60,544	13,372

Total Assets	$10,239,774	$8,608,448

Current liabilities
Accounts and other payable	32,156	3,912
Customer advances	270,981	234,606
Amounts due to related party	688,371	72,890
Amounts due to non-VIE subsidiaries of the Company	3,845,718	1,404,647
Right of use liabilities	29,739	-
Provision for taxation	1,972,025	1,874,529
Total current liabilities	6,838,990	3,590,583
Right of use liabilities – non-current portion	9,913	-

Total Liabilities	$6,848,903	$3,590,583

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

	For the year ended March 31,
	2021	2020	2019
Net revenues	$225,749	$11,159	$2,744,277
Net (loss) income	$(2,830,799)	$(922,923)	$1,767,306
Net cash (used in) provided by operating activities	$(94,732)	$(56,317)	$2,278,534
Net cash provided by (used in) investing activities	$663,140	$71,399	$(4,610,931)
Net cash provided by financing activities	$251,951	$310,577	$96,137

c)	Noncontrolling interests

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. As of March 31, 2021, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

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

Exchange rate used for the translation as follows:

	March 31,	March 31,	March 31,
	2021	2020	2019
Period/year end RMB:US$ exchange rate	6.5536	7.0876	6.71111
Period/annual average RMB:US$ exchange rate	6.7772	6.9798	6.71075
Period/year end HKD:US$ exchange rate	7.7742	7.7705	7.84934
Period/annual average HKD:US$ exchange rate	7.7524	7.7588	7.84162

f)	Cash and cash equivalents

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

h)	Investments

Cost Method Investments

Direct and/or indirect investments in business entities in which the Company does not have a controlling financial interest and has no ability to exercise significant influence over operating and financial policies (generally 0 – 20 percent ownership), are accounted for by the cost method.

Equity Method Investments

Direct and/or indirect investments in business entities in which the Company does not have a controlling financial interest but has the ability to exercise significant influence over operating and financial policies (generally 20 – 50 percent ownership), are accounted for by the equity method.

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

k)	Impairment of long-lived assets other than goodwill

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment of long-lived assets recognized for the years ended March 31, 2021, 2020 and 2019 was nil, nil and nil, respectively.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

k)	Leases

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

l)	Revenue Recognition

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

Crowdfunding Fees

The Company generates its revenue from success fees from transactions on its crowdfunding platform. Revenue from these transactions is accounted for at the moment a project is successfully funded.

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

Upon completion of the funding campaign, services delivered under the contract with the entrepreneur have been completed and the Company recognizes its success fee revenue, net of any discounts given at the time the campaign has been closed successfully. Also, because the success fee percentage is stated in the contract with the entrepreneur prior to the start of the funding campaign, the Company believes that this amount is fixed and, assuming the successful conclusion of the funding campaign, collectible from the entrepreneur. This revenue recognition policy complies with ASC 606 in that it is based on written agreements with the entrepreneurs, contractual services have been completed, pricing is fixed and determinable based on agreements with the customer and collectability is reasonably assured as the customers of the Company have just received their new funding.

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

Procurement Service Fees

The Company generates its revenue from service fees by providing procurement services for sourcing, accounts receivables financing, and logistics services relating to auto parts and accessories on an as needed basis. The transaction price is determined when the customer places an order with the Company. The Company recognizes revenue when the procured goods have been transferred to and accepted by the customers as its performance obligation is completed.

Supply Chain Management Platform Service Fee

The Company generates platform fees through its supply chain management platform service. The transaction price is determined based on a percentage of the aggregate amounts of purchase payments to our partnered auto parts suppliers. The Company recognizes revenue when the procured auto parts have been transferred to and accepted by the customers as the Company’s performance obligation is completed.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

m)	Fair Value of Financial Instruments

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

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Carrying Amount			Estimated
	Level 1	Level 2	Level 3	Fair Value
March 31, 2021
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	5,073,548	5,073,548
Related party investment -wealth management product	-	-	3,966,476	3,966,476

March 31, 2020
Assets
Carried at (amortized) cost:
Corporate debt securities	-	-	5,587,984	5,587,984
Related party investment -wealth management product	-	-	3,378,706	3,378,706

n)	Advertising

Advertising costs are expensed as incurred as selling expenses. Advertising expenses were $3,343,935, $0, and $931 for the years ended March 31, 2021, 2020, and 2019, respectively.

o)	Income Taxes

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

p)	Loss Per Common Share

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

q)	Comprehensive Income (Loss)

Comprehensive income/(loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are included in comprehensive income/(loss), but are excluded from net loss as these amounts are recorded directly as an adjustment to stockholders’ equity. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

r)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. The Company had three operating and reportable segments during the periods presented as set out in Note 13.

s)	Commitments and Contingencies

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

t)	Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments.” This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The Company adopted this guidance effective April 1, 2020, prospectively, and the adoption of this standard did not have a material impact to the Consolidated Financial Statements.

In December 2019, the FASB issued Accounting Standard Update (“ASU”) No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including applicable interim periods.

The Company adopted this guidance effective April 1, 2020 and the adoption of this standard did not have a material impact to the Consolidated Financial Statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating the impact the adoption of ASU 2020-04 will have on its consolidated financial statements.

3.	OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consist of the following:

	March 31, 2021	March 31, 2020
Referral services	$-	$98,762
Advance to service providers	8,005	458,702
Deposits for leases due within one operating period	534	1,905
Interest receivables	-	138,432
The buyer of convertible notes	5,419,972	-
Prepaid tax	61,211	57,232
Others	82,039	110,796
	5,571,761	865,829
Allowance for doubtful accounts	(65,558)	(103,433)
	$5,506,203	$762,396

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 31, 2021	March 31, 2020
Computer and equipment	198,637	198,309
Automobiles	99,939	150,411
	298,576	348,720
less: Accumulated depreciation	(250,284)	(214,114)
Total, net	$48,292	$134,606

For the years ended March 31, 2021, 2020, and 2019 depreciation expense was $76,509, $90,977 and $101,043, respectively.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

5.	INTANGIBLE ASSET

Intangible asset included in other assets consists of the following:

	March 31, 2021	March 31, 2020
Software	$2,163	$2,183
Less-Accumulated Amortization	(1,880)	(1,693)
Total, net	$283	$490

For the years ended March 31, 2021, 2020, and 2019, amortization expense was $240, $394 and $886, respectively. The weighted average remaining useful life of the asset is approximately 12 months.

6.	LEASE

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating leases mainly related to the Company’s office facilities. For leases with terms greater than 12 months, the Company records the related asset and lease liability at the present value of lease payments over the term. The Company’s current lease does not include rental escalation clauses, renewal options and/or termination options. If such options exist, the Company will factor these considerations into the Company’s determination of lease payments when appropriate. As of March 31, 2021, the Company had no outstanding finance lease.

As of March 31, 2021, the weighted average remaining lease term was 1.25 years and weighted average discount rate was 5% for the Company’s operating leases.

Operating lease cost for the year ended March 31, 2021 was $28,356. The Company did not incur cost of short-term contracts. There was no variable lease cost during the year ended March 31, 2021. For the year ended March 31, 2021, no lease cost was capitalized.

Future lease payments under operating leases as of March 31, 2021 were as follows:

March 31, 2021
2022	$39,191
2023	9,913
2024	-
2025	-
2026	-
Thereafter	-
Total future lease payments	$49,104

Less: Imputed interest	9,452
Total lease liability balance	$39,652

In February 2019, the Company ended its prior lease agreement and moved to a new office location, for which it entered into a two-year lease (“2019 lease”) that expires on January 31, 2021. The Company paid $62,570 as a security deposit for the 2019 lease.

In July 2020, the Company ended the 2019 lease and moved to a new office location, for which it entered into a two-year lease that expires on July 3, 2022.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

7.	SHORT-TERM INVESTMENTS AND SHORT-TERM INVESTMENTS, RELATED PARTY

The amortized cost and fair value of investment securities held-to-maturity as follows:

	Investment Securities Held-to-Maturity
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	fair value
March 31, 2021
Corporate debt securities	$5,073,548	$-	$-	$5,073,548
Related party investment -wealth management product	3,966,476	-	-	3,966,476
Total	$9,040,024	$-	$-	$9,040,024

March 31, 2020
Corporate debt securities	$5,587,984	$-	$-	$5,587,984
Related party investment -wealth management product	3,378,706	-	-	3,378,706
Total	$8,966,690	$-	$-	$8,966,690

The Company’s investment securities held-to-maturity approximate fair value due to their short-term nature with maturity range from thirty days to a year.

The Company’s investment in such securities are not insured against loss of principal.

The amortized cost and fair value of investment securities, by maturity, for held-to-maturity investment securities as follows:

Periods	March 31, 2021	March 31, 2020
Due in one year or less	$9,040,024	$8,966,690
Due after one year through five years	-	-
Due after five years through ten years	-	-
Due after ten years	-	-
Total	$9,040,024	$8,966,690

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

The Company evaluates the investments in accordance to ASC 320-10-35. Impairment charges in connection with the investments were $0, $0, and $0 for the years ended March 31, 2021, 2020, and 2019, respectively.

These investments earned interest of $413,516, $667,764 and $636,489 for the years ended March 31, 2021, 2020, and 2019, respectively that was recognized to the Company’s results of operations when interest have been earned. These investments are not collateralized with underlying assets by their issuers.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

8.	RELATED PARTY TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
Mr. Hongyu Zhang	Shareholder; director of various subsidiaries
HangZhouTianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr. Mangyue Sun
Hangzhou Qianlu Information Technology Co. Ltd.	Common control by Mr. Hongyu Zhang
Hangzhou Yuao Investment Management Partnership (“Yuao”)	Common control by legal representative of Guanpeng
Mr. Limin Liu	Chief Executive Officer
Guo Ronghong Business Factoring Shenzhen Co., Ltd.	Common control by Mr. Hongyu Zhang

Short-term investment – related party consisted of the following:

	March 31, 2020	March 31, 2020
Yuao	$2,120 ,972	$3,378,706
Guo Ronghong Business Factoring Shenzhen Co., Ltd	$1,845,504
Total	3,966,476	3,378,706

Yuao is controlled by the legal representative of Guanpeng, our 51% owned subsidiary. The Company earns a 5% interest from subscribing to certain wealth management product from Hangzhou Yuao. The maturity date for the investment is less than one year.

Other related parties’ payables consisted of the following:

	March 31, 2021	March 31, 2020
Mr. Hongyu Zhang	-	8,100
HangZhouTianQi Network Technology Co. Ltd.	45,169	41,766
Hangzhou Qianlu Information Technology Co. Ltd.	25,247	353,824
Mr. Limin Liu	610,352	-
Guo Ronghong Business Factoring Shenzhen Co., Ltd	7,603	-
Total	$688,371	$403,690

Outstanding payables to Mr. Hongyu Zhang, Hangzhou Qianlu Information Techonology Co. Ltd., and Mr. Limin Liu consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payable to HangZhouTianQi Network Technology Co. Ltd. consists of rent owed, which are non-interest bearing and due on demand.

9.	CONVERTIBLE NOTES

On March 31, 2021, the Company issued $6,000,000 of convertible promissory notes(“convertible note #6”), which shall be convertible into ordinary shares of the Company, par value $0.0001 per share, for a purchase price of $5,940,000, and the issuance of 120,000 ordinary shares as a commitment fee. The Convertible Note has an annual interest rate of 5% and a term of 12 months from the date of closing, and is convertible into our Ordinary Shares at the lower of (a) $2.75 per share or (b) 88.0% of the lowest daily VWAP (dollar volume-weighted average price of our Ordinary Shares on the NASDAQ Capital Market (as reported by Bloomberg) during the 10 trading days prior to the conversion date (collectively, the “Conversion Price”), but not lower than $1.08 per share (the “Floor Price”). If the daily VWAP is less than $1.08 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”), the Company will make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note is fully repaid (each, a “Redemption Date”) or a Triggering Event ceases. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.75) and (ii) the Company provides the holder of the Convertible Note with at least 10 business days’ prior written notice.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

On February 4, 2021, the Company issued $1,000,000 of convertible promissory notes (“convertible note #5”), which shall be convertible into ordinary shares of the Company, par value $0.0001 per share, for a purchase price of $970,000. The Convertible Note has an annual interest rate of 5% and a term of 12 months from the date of closing, and is convertible into our Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share (the “Floor Price”). If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company will make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note is fully repaid (each, a “Redemption Date”) or a Triggering Event ceases. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note with at least 10 business days’ prior written notice. On February 23, 2021, the Company issued to YA 453,459 Ordinary Shares after the receipt of a conversion notice dated February 19, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $1,002,191.78 at a conversion price of $2.2101.

On January 14, 2021, the Company issued $1,000,000 of convertible promissory notes (“convertible note #4”), which shall be convertible into ordinary shares of the Company, par value $0.0001 per share, for a purchase price of $970,000, and (ii) the issuance of 50,000 ordinary shares as a commitment fee. The Convertible Note has an annual interest rate of 5% and a term of 12 months from the date of closing, and is convertible into our Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share (the “Floor Price”). If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company will make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note is fully repaid (each, a “Redemption Date”) or a Triggering Event ceases. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note with at least 10 business days’ prior written notice. On February 18, 2021, the Company issued to YA 508,738 Ordinary Shares after the receipt of a conversion notice dated February 16, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $1,004,657,53 at a conversion price of $1.9748.

On December 22, 2020, the Company issued $500,000 of convertible promissory notes (“convertible note #3”), which shall be convertible into ordinary shares of the Company, par value $0.0001 per share, for a purchase price of $485,000. The Convertible Note has an annual interest rate of 5% and a term of 12 months from the date of closing, and is convertible into our Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share (the “Floor Price”). If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company will make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note is fully repaid (each, a “Redemption Date”) or a Triggering Event ceases. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note with at least 10 business days’ prior written notice. On January 21, 2021, the Company issued to YA 115,890 Ordinary Shares after the receipt of a conversion notice dated January 19, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $201,986.30 at a conversion price of $1.7429. On February 5, 2021, the Company issued to YA 152,247 Ordinary Shares after the receipt of a conversion notice dated February 4, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $300,657.53 at a conversion price of $1.9748.

On December 11, 2020, the Company issued $500,000 of convertible promissory notes (“convertible note #2”), which shall be convertible into ordinary shares of the Company, par value $0.0001 per share, for a purchase price of $485,000. The Convertible Note has an annual interest rate of 5% and a term of 12 months from the date of closing, and is convertible into our Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share (the “Floor Price”). If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company will make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note is fully repaid (each, a “Redemption Date”) or a Triggering Event ceases. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note with at least 10 business days’ prior written notice. On February 9, 2021, the Company issued to YA 255,236 Ordinary Shares after the receipt of a conversion notice dated February 7, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $504,041.10 at a conversion price of $1.9748.

On November 20, 2020, the Company issued $500,000 of convertible promissory notes (“convertible note #1”), which shall be convertible into ordinary shares of the Company, par value $0.0001 per share, for a purchase price of $485,000. The Convertible Note has an annual interest rate of 5% and a term of 12 months from the date of closing, and is convertible into our Ordinary Shares at the lower of (a) $2.69 per share or (b) 88.0% of the lowest daily VWAP during the 10 trading days prior to the conversion date, but not lower than $0.50 per share (the “Floor Price”). If the daily VWAP is less than $0.50 for a period of 10 consecutive trading days, the Company will make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note is fully repaid (each, a “Redemption Date”) or a Triggering Event ceases. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.69) and (ii) the Company provides the holder of the Convertible Note with at least 10 business days’ prior written notice. On February 16, 2021, the Company issued to YA 256,103 Ordinary Shares after the receipt of a conversion notice dated February 11, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $505,753.42 at a conversion price of $1.9748.

The embedded conversion feature of the above 6 promissory notes was determined to be a beneficial conversion feature that requires recognition within equity on the commitment date. The beneficial conversion feature is recognized at its intrinsic value on the commitment date, limited to the proceeds allocated to the convertible debt. As such, the Company recorded $5,902,764 within additional paid-in-capital on the consolidated balance sheet for the beneficial conversion feature identified. The debt discount arising from recognition of the beneficial conversion feature will be amortized as interest expense over the term of the convertible debt. During the year ended March 31, 2021, 2020, and 2019, the Company recognized $1,606,888, $0 and $0, respectively, of interest expense related to the amortization of debt discount and issuance costs prior to capitalization of interest.

The Company has the following convertible debt instruments outstanding as of March 31, 2021 and 2020:

	March 31, 2021	March 31, 2020
Note #6, maturing March 31, 2022	6,000,000	-
Less: debt discount	(1,976,688)	-
Total	$4,023,312	$-

10.	CAPITAL& EQUITY

Ordinary Shares

The Company is authorized to issue 500,000,000 ordinary shares, at $0.0001 par value. As of March 31, 2021 and March 31, 2020, the Company had 13,263,066 and 11,421,393 shares issued and outstanding. During the period, the Company has issued 1,841,673 ordinary shares for the cost of issuance of convertible promissory notes.

11.	LOSS PER SHARE

For the year ended March 31, 2021, the Company had potential ordinary shares issuable upon the conversion of convertible note #6, where applicable. As the Group incurred losses for the year ended March 31, 2021, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

	For the year ended March 31,
	2020	2020	2019
Basic Loss Per Share Numerator

Loss for the year attributable to owners of the Company	$(5,148,085)	$(1,416,717)	$(1,056,360)

Diluted Loss Per Share Numerator
Loss for the year attributable to owners of the Company	$(5,148,085)	$(1,416,717)	$(1,056,360)

Basic Loss Per Share Denominator
Original shares:	11,421,393	11,421,393	11,421,393
Additions from actual events:
- Issuance of common stock, weighted	228,812	-	-
Basic weighted average shares outstanding	11,650,205	11,421,393	11,421,393

Diluted Loss Per Share Denominator
Basic weighted average shares outstanding	11,650,205	11,421,393	11,421,393
Dilutive shares: Potential additions from dilutive events:
- None	-	-	-
Diluted Weighted Average Shares Outstanding:	11,650,205	11,421,393	11,421,393

Loss Per Share
- Basic	$(0.44)	$(0.12)	$(0.09)
- Diluted	$(0.44)	$(0.12)	$(0.09)
Weighted Average Shares Outstanding
- Basic	11,650,205	11,421,393	11,421,393
- Diluted	11,650,205	11,421,393	11,421,393

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

12.	STATEMENT OF OPERATIONS - DETAIL

	For the Years Ended
	31-Mar-21	31-Mar-20	31-Mar-19
Revenues
Crowdfunding	$-	$-	$483,960
Incubation Service	-	-	2,260,376
Procurement Services	-	-	12,893
Platform Services	225,749	11,252	-
Total	225,749	11,252	2,757,229

Operating Expenses
Professional Fees	168,862	457,764	410,746
Wages & Benefits	438,259	576,995	1,261,940
Travel Expenses	23,539	51,727	111,945
Depreciation & Amortization	76,749	86,407	101,929
Data Services	-	-	56,169
Rent Expense	69,079	-	505,798
Advertising	3,343,935	-	931
Business Taxes and Surcharges	13,400	3,956	223
Meals & Entertainment	9,964	34,312	156,941
Other	91,009	38,326	1,267,647
Promotional expense	-	-	1,043,102
Impairment loss on investments	-	-	74,507
Provision for doubtful debt	(74,080)	880,795	-
Total	$4,160,716	$2,130,282	$4,991,878

13.	CONCENTRATION, GEOGRAPHIC

As of March 31, 2021, there was no concentration in the Company’s gross accounts receivables. For the year ended March 31, 2021, there was no concentration in the Company’s revenues.

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

14.	SEGMENT REPORTING

The following provides the results of operations and the financial position of the Company’s operating segments as of and during the year ended March 31, 2021. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Dacheng Liantong operating segment reflects the Company’s business of platform services.

Results of Operations

For the year ended March 31, 2021

	Longyun	Dacheng Liantong	Other	Total

Revenue	-	225,749	-	225,749

Operating expenses	3,026,631	389,672	744,413	4,160,716

Other income (expenses)	343,839	15,403	(1,636,269)	(1,277,027)

Loss before tax	(2,682,792)	(148,520)	(2,380,682)	(5,211,994)

Taxes	-	-	-	-

Net loss	(2,682,792)	(148,520)	(2,380,682)	(5,211,994)

Financial position

As of March 31, 2021

	Longyun	Dacheng Liantong	Other	Total

Current assets	8,248,675	1,973,297	5,355,897	15,577,869
Non-current assets	15,989	1,283	37,665	54,937
Total assets	8,264,664	1,974,580	5,393,562	15,632,806

Current liabilities	4,549,369	2,289,621	231,615	7,070,605
Non-current liabilities	9,913	-	-	9,913
Total liabilities	4,559,282	2,289,621	231,615	7,080,518

Net assets/(liabilities)	3,705,382	(315,041)	5,161,947	8,552,288

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

The following provides the results of operations and the financial position of the Company’s operating segments as of and during the year ended March 31, 2020. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Taikexi operating segment reflects the Company’s business of auto parts sourcing and logistics services.

Results of Operations

For the year ended March 31, 2020

	Longyun	Taikexi	Other	Total

Revenue	-	-	11,252	11,252

Operating expenses	1,425,443	106,146	598,693	2,130,282

Other income (expenses)	582,173	(310)	80,656	662,519

Loss before tax	(843,270)	(106,456)	(506,785)	(1,456,511)

Taxes	26,917	-	496	27,413

Net loss	(870,187)	(106,456)	(507,281)	(1,483,924)

Loss attributable to Dragon Victory	(870,187)	(63,876)	(482,654)	(1,416,717)

Financial Position

As of March 31, 2020

	Longyun	Taikexi	Other	Total

Current assets	6,288,120	279	3,456,613	9,745,012
Non-current assets	101,705	68,052	49,592	219,349
Total assets	6,389,825	68,331	3,506,205	9,964,361

Current liabilities	225,129	10,765	2,355,447	2,591,341
Non-current liabilities	-	-	-	-
Total liabilities	225,129	10,765	2,355,447	2,591,341

Net assets	6,164,696	57,566	1,150,758	7,373,020

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

15.	INCOME TAXES

The Company is formed in Cayman Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company’s subsidiary formed in British Virgin Island is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

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

The Company’s subsidiaries incorporated in the PRC has unused net operating losses (“NOLs”) available for carry forward to future years for PRC income tax reporting purposes up to five years. The Company recorded a deferred tax asset in the amount of $0 and $0 at March 31, 2021 and March 31, 2020, respectively.

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

Based on the assessment, the Company has established a deferred tax asset relating to NOLs at September 30, 2020 due to the Company’s performance in the upcoming years. However, the Company established a full valuation allowance against all of the deferred tax asset relating to NOLs because the benefit from utilization of NOL carry forwards could be subject to limitations as material structural changes resulted from the Company going public through VIE arrangement on August 19, 2016.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Statutory rates in Cayman Islands and BVI	0.0%	0.0%	0.0%
Statutory rates in Hong Kong	16.5%	16.5%	15.0%
Statutory rates in PRC	25.0%	25.0%	25.0%
Temporary tax holiday in the PRC	-25.0%	-25.0%	0.0%
Foreign earned income not subject to taxes in the Cayman Island	-16.5%	-16.5%	-40.0%
Additional accruals in the PRC	0.0%	0.0%	83.5%
Effect of valuation allowance	0.0%	0.0%	0.0%
Effective income tax rate	0.0%	0.0%	83.5%

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

For the Years Ended
	March 31, 2021	March 31, 2020	March 31, 2019
Loss before taxes:
Cayman Islands	$(2,278,220)	$(311,778)	$(700,400)
BVI	(941)	-	-
Hong Kong	(26,316)	(1,062)	(45,955)
PRC	(2,906,517)	(1,143,671)	(1,020,951)
Total income (loss) before taxes	(5,211,994)	(1,456,511)	(1,767,306)

Provision for taxes (benefits):
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
Provision for income taxes (benefits)	-	-	-

Deferred tax assets:
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	-	-
Less: Valuation allowance	-	-	-
Currency effect	-	-	-
Deferred tax assets, net	-	-	-

Total provision for taxes	$-	$-	$-
Effective tax rate	0.0%	0.0%	0%

Effect of tax holiday inside the PRC on basic earnings per share	-	-	-

16.	RESTRICTED NET ASSETS AND STATUTORY RESERVES

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

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

17.	COMMITMENTS & CONTINGENCIES

Capital commitments

The Company entered into a contract with a general contractor for $1,174,338 (RMB 8,000,000) to perform improvements to an event and meeting space at a new building in the Yuehuangshan South Fund Village Area of Hangzhou. As of September 30, 2020, the Company had prepaid $1,043,102 (RMB 7,000,000) and under the terms of the contract, is required to pay an additional $671,075 (RMB 1,000,000). The prepayments have been expensed to the Company’s result of operations and have been classified as promotional expenses during the year ended March 31, 2019.

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

The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to the restrictions on foreign investment and ownership on the business related to Internet content provision, telecom value-added services, financial services and others, the Company conducts its business through various contractual arrangements with its VIE that are generally owned and controlled by certain management members or founders of the Company. The VIE holds the licenses and approvals that are essential for its business operations in the PRC and the Company has entered into various agreements with the VIE and its equity holders such that the Company has the right to benefit from the VIE’s licenses and approvals and generally has control of the VIE. In the Company’s opinion, the current ownership structure and the contractual arrangements with the VIE and their equity holders as well as the operations of the VIE are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIE and its equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company’s ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIE.

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

The Company’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company’s assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. Remittances in currencies other than RMB by the Company in the PRC must be processed through the People’s Bank of China or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to affect the remittance. If such foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company’s ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

DRAGON VICTORY INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars)

The securities financing industry is heavily regulated by the PRC government. Various regulatory authorities of the PRC central government, such as the China Securities Regulatory Commission (the “CSRC”), State Administration for Industry and Commerce (the “SAIC”), the China Banking Regulatory Commission (the “CBRC”), the State Administration of Foreign Exchange (the “SAFE”), the State Administration of Taxation (the “SAT”), and the Supreme People’s Court (the “SPC”) have the authority to issue and implement regulations governing various aspects of the securities offerings. The Company suspended its crowdfunding platform business on September 30, 2018 and it has not generated revenue from such business since then.

The Company has acted on behalf of one of its clients as part of an agent agreement to enter into various third-party suppliers’ and customers’ agreements. If any dispute is to be arose and unresolved between the client, third party suppliers, third-party customers, and the Company, the Company may be subject to potential obligation or held responsible for certain actions.

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

18.	SUBSEQUENT EVENTS

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

On March 31, 2021, the Company issued a convertible debenture in the amount of $6,000,000 and 120,000 ordinary shares as a commitment fee to an investor, YA II PN, Ltd. (“YA”). See the Form 6-K as filed with the SEC on March 31, 2021. On April 13, 2021, the Company issued to YA 567,590 Ordinary Shares after the receipt of a conversion notice dated April 12, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $760,684.93 at a conversion price of $1.3402. On April 14, 2021, the Company issued to YA 560,154 Ordinary Shares after the receipt of a conversion notice dated April 13, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $750,719.18 at a conversion price of $1.3402. On April 15, 2021, the Company issued to YA 1,119,234 Ordinary Shares after the receipt of a conversion notice dated April 13, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $1,500,000.00 at a conversion price of $1.3402. On April 27, 2021, the Company issued to YA 467,529 Ordinary Shares after the receipt of a conversion notice dated April 25, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $504,931.51 at a conversion price of $1.08. On May 3, 2021, the Company issued to YA 463,470 Ordinary Shares after the receipt of a conversion notice dated April 29, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $500,547.95 at a conversion price of $1.08. On May 3, 2021, the Company issued to YA 463,533 Ordinary Shares after the receipt of a conversion notice dated May 2, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $500,616.44 at a conversion price of $1.08. On May 3, 2021, the Company issued to YA 463,597 Ordinary Shares after the receipt of a conversion notice dated April 27, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $500,684.93 at a conversion price of $1.08. On May 19, 2021, the Company issued to YA 187,214 Ordinary Shares after the receipt of a conversion notice dated May 18, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $202,191.78 at a conversion price of $1.08. On May 24, 2021, the Company issued to YA 186,326 Ordinary Shares after the receipt of a conversion notice dated May 24, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $201,232.88 at a conversion price of $1.08. On May 28, 2021, the Company issued to YA 185,679 Ordinary Shares after the receipt of a conversion notice dated May 27, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $200,534.25 at a conversion price of $1.08. On June 2, 2021, the Company issued to YA 370,979 Ordinary Shares after the receipt of a conversion notice dated June 2, 2021 for the conversion of the outstanding and unpaid debenture and accrued interest in the amount of $400,657.53 at a conversion price of $1.08.

On April 1, 2021, the Company, through its VIE, Long Yun, entered into an equity transfer agreement with Mr. Qiang Huang, who owns 100% of the equity interests in Hangzhou Xuzhihang Supply Chain Management Co., Ltd. (“Xuzhihang”), a limited liability company organized under the laws of the PRC. Xuzhihang provides supply chain management and other logistics related services. Pursuant to an equity transfer agreement, Mr. Qiang Huang transfered 60% of the equity interests in Xuzhihang to Hangzhou Longyun for a consideration of RMB600,000.