Form 20-F
period 2022-03-31
Dragon Victory International Ltd
filed 2022-08-16
CIK 1682241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Limin Liu, Chief Executive Officer

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

Tel: 852-35652920

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

An aggregate of 23,598,371 ordinary shares, par value US$0.0001 per share, as of March 31, 2022.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

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

INTRODUCTION

“We,” “us,” or the “Company” are to Dragon Victory International Limited, a Cayman Islands company. Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“Antalpha” are to Antalpha Technologies Limited, a limited liability company organized under the laws of the British Virgin Islands;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this report only;

●	“IFRS” are to the International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	“Long Yun HK” are to a wholly owned subsidiary of Sweet Lollipop (defined below), Long Yun International Holdings Limited, a limited liability company organized under the laws of Hong Kong;

●	“Long Yun Shareholders” are to Mr. Limin Liu and Mr. Wei Wang, who together hold 100% of the shares of Long Yun (defined below);

●	“Metalpha” are to Metalpha Limited, a limited liability company organized under the laws of the British Virgins Islands, in which Sweet Lollipop (defined below) holds approximately 51% of equity interest through its wholly owned subsidiary Meta Rich Limited, a limited liability company organized under the laws of the British Virgin Islands;

●	“operating entities” are to the PRC operating entities (defined below) and Metalpha;

●	“PCAOB” are to the Public Company Accounting Oversight Board (United States);

●	“PRC operating entities” are to our PRC subsidiaries and the VIE (defined below) and its subsidiaries;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Dragon Victory International Limited, par value US$0.0001 per share;

●	“Shenzhen Guanpeng” are to Shenzhen Guanpeng Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC, in which WFOE holds approximately 51% of equity interest;

●	“Sweet Lollipop” are to our wholly-owned subsidiary, Sweet Lollipop Co., Ltd., a business company incorporated in the British Virgin Islands;

●	“Taikexi” are to Hangzhou Taikexi Dacheng Automobile Technology Service Co. Ltd., a limited liability company organized under the laws of the PRC, in which WFOE (defined below) holds approximately 60% of the equity interests;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to the generally accepted accounting principles in the United States of America;

●	“VIE” and “Long Yun” are to Hangzhou Longyun Network Technology Co., Ltd., a limited liability company incorporated under the law of the PRC and owned by Mr. Limin Liu and Mr. Wei Wang, and its subsidiaries;

●	“VIE Agreements” are to certain contractual arrangements among WFOE, Long Yun, and the Long Yun Shareholders, which enable us to consolidate the financial results of Long Yun and its subsidiaries in our consolidated financial statements under IFRS; and

●	“WFOE” are to Hangzhou Dacheng Investment Management Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Long Yun HK.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended March 31, 2022, 2021, and 2020. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	Marc 31,
U.S. Dollar Exchange Rate	2022	2021	2020
At the end of the year – RMB	RMB6.3393 to $1.00	RMB6.5536 to $1.00	RMB7.0876 to $1.00
Average rate for the year – RMB	RMB6.4180 to $1.00	RMB6.7772 to $1.00	RMB6.9798 to $1.00

ii

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. These statements involve known and unknown risks, uncertainties, and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, expansion, and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our ability to continue to operate through the VIE structure;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of Limin Liu, our chief executive officer;

●	uncertainty about the further spread of the COVID-19 virus or the occurrence of another wave of cases and the impact it may have on our operations, the demand for our products, global supply chains, and economic activity in general;

●	overall industry and market performance; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully below in this section

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industries include, but are not limited to, the following:

●	the operating entities have a limited operating history and are subject to the risks encountered by early-stage companies;

●	the PRC operating entities may be subject to damages resulting from unauthorized access or hacking and other cyber risks;

●	the successful operation of the PRC operating entities’ business depends on the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China;

●	Metalpha rely on certain related party for products subscription and any shortage or interruption in subscription could slow our growth and reduce our profitability;

●	It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in international markets where we operate due to adverse changes in the regulatory and policy environment in different jurisdictions; and

●	The loss or destruction of private keys required to access any digital assets held by us may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Risks Relating to Doing Business in the PRC

Risks and uncertainties related to doing business in the PRC include, but are not limited to, the following:

●	our current corporate structure and business operations may be affected by the Foreign Investment Law (see “Risk Factors––Our current corporate structure and business operations may be affected by the Foreign Investment Law”);

●	changes in the policies of the PRC government could have a significant impact upon the PRC operating entities’ ability to operate profitably in the PRC (see “Risk Factors––Risks Relating to Doing Business in the PRC––Changes in the policies of the PRC government could have a significant impact upon the PRC operating entities’ ability to operate profitably in the PRC”);

●	PRC laws and regulations governing the PRC operating entities’ current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair the PRC operating entities’ ability to operate profitable (see “Risk Factors–– Risks Relating to Doing Business in the PRC––PRC laws and regulations governing the PRC operating entities’ current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair the PRC operating entities’ ability to operate profitable”);

●	uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us (see “Risk Factors–– Risks Relating to Doing Business in the PRC––Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us”);

●	given the Chinese government’s significant oversight and discretion over the conduct of business of the PRC operating entities, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC operating entities’ operations and/or the value of our Ordinary Shares (see “Risk Factors––Risks Relating to Doing Business in the PRC––Given the Chinese government’s significant oversight and discretion over the conduct of business of the PRC operating entities, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC operating entities’ operations and/or the value of our Ordinary Shares”);

●	any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiary or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiary or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless (see “Risk Factors––Risks Relating to Doing Business in the PRC––Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiary or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiary or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless”);

●	recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering (see “Risk Factors––Risks Relating to Doing Business in the PRC––Recent greater oversight by the Cyberspace Administration of China (the ‘CAC’) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering”);

●	you may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China (see “Risk Factors––Risks Relating to Doing Business in the PRC––You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China”);

●	the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future (see “Risk Factors––Risks Relating to Doing Business in the PRC––The ‘Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,’ or the ‘Opinions,’ recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future”);

●	regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies or inject capital into the PRC subsidiary and could adversely affect our business. PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties (see “Risk Factors––Risks Relating to Doing Business in the PRC––Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies or inject capital into the PRC subsidiary and could adversely affect our business. PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties”);

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to the PRC operating entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business (see “Risk Factors––Risks Relating to Doing Business in the PRC––PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to the PRC operating entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business”);

●	we face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies (see “Risk Factors––Risks Relating to Doing Business in the PRC––We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies”);

●	because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments (see “Risk Factors––Risks Relating to Doing Business in the PRC––Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments”);

●	under the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders (see “Risk Factors––Risks Relating to Doing Business in the PRC––Under the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders”);

●	the PRC operating entities are subject to restrictions on paying dividends or making other payments to our offshore subsidiaries, which may have a material adverse effect on our ability to conduct our business (see “Risk Factors––Risks Relating to Doing Business in the PRC––The PRC operating entities are subject to restrictions on paying dividends or making other payments to our offshore subsidiaries, which may have a material adverse effect on our ability to conduct our business”);

●	there are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC operating entities, and dividends payable by the PRC operating entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits (see “Risk Factors––Risks Relating to Doing Business in the PRC––There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC operating entities, and dividends payable by the PRC operating entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits”);

●	the failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure (see “Risk Factors––Risks Relating to Doing Business in the PRC––The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure”);

●	the Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless (see “Risk Factors––Risks Relating to Doing Business in the PRC––The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless”); and

●	to the extent cash or assets of our business, or of our PRC subsidiaries, or the VIE, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets (see “Risk Factors––Risks Relating to Doing Business in the PRC––To the extent cash or assets of our business, or of our PRC subsidiaries, or the VIE, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets”).

Risks Relating to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	the VIE Agreements may not be effective in providing control over Long Yun;

●	if the PRC government determines that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our Ordinary Shares may decline in value or become worthless;

●	the VIE Agreements may result in adverse tax consequences; and

●	the Long Yun Shareholders have potential conflicts of interest with our Company, which may adversely affect our business and financial condition.

Risks Relating to Our Ordinary Shares and the Trading Market

Risks and uncertainties related to our Ordinary Shares and the trading market include, but are not limited to, the following:

●	if we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.;

●	recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.;

●	the market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance;

●	if we cannot continue to satisfy listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them; and

●	we have a substantial number of warrants outstanding. The exercise of our outstanding warrants can have a dilutive effect on our Ordinary Shares.

Risks Relating to Our Business and Industry

The operating entities have a limited operating history and are subject to the risks encountered by early-stage companies.

The PRC operating entities have been in business since October 2014 and did not generate any revenue until the fiscal year ended March 31, 2016. They launched their auto-parts service operation in January 2018 and then suspended it in April 2019. They launched their incubation service operation in September 2015 and then suspended it in March 2019. The PRC operating entities commenced their current supply chain management platform service in October 2019. Metalpha commenced its current cryptocurrency derivative products services in December 2021.

As a fairly new operation, the operating entities’ business strategies and model are constantly being tested by the market, and they endeavor to adjust their allocation of resources among their current two business segments (namely, Metalpha’s cryptocurrency derivative product services, and the PRC operating entities’ supply chain management platform services) accordingly. As such, their business may be subject to significant fluctuations in operating results, in terms of amounts of revenue and percentages of total with respect to the business segments.

Accordingly, you should consider the operating entities’ prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that:

●	Metalpha’s ability to introduce and manage the development of new cryptocurrency derivative product services;

●	the operating entities may require additional capital to develop and expand their operations, which may not be available to them when they require it;

●	the PRC operating entities may not be able to expand supply chain management platform service operation in a manner which will enable them to generate revenue and meet the requirements of both the auto-parts suppliers and the auto-repair shops that use their supply chain management platform services;

●	the operating entities’ marketing and growth strategy may not be successful; and

●	the operating entities’ business may be subject to significant fluctuations in operating results.

Our future growth will depend substantially on the operating entities’ ability to address these and the other risks described in this annual report. If the operating entities do not successfully address these risks, their, and consequentially, our business would be significantly harmed.

The PRC operating entities’ supply chain management platform service is dependent on their business partnership with the limited logistic partners, auto parts suppliers, and auto repair shops with which they currently work. Any disruptions in the PRC operating entities’ relationship with such partners may have an adverse effect on their profitability and operating results.

The PRC operating entities’ supply chain management platform service currently relies upon their partnership with limited logistic partners, auto parts suppliers, and auto repair shops. Although we believe the number of the logistic partners, auto parts suppliers, and auto repair shops the PRC operating entities work with is steadily increasing, the PRC operating entities could suffer significant disruption in business in the event of the loss of their business partnership with such partners, suppliers, and shops, which may further damage the PRC operating entities’ supply chain service network and their reputation. The PRC operating entities plan to further expand the number of logistic partners, auto parts suppliers, and auto repair shops they work with and establish a platform for their auto parts suppliers to sell the suppliers’ products online to attract more suppliers and partners. However, there is no guarantee that such plans will be successful.

We may need additional capital to fund the operating entities’ future operations and, if it is not available when needed, the operating entities may need to reduce their planned expansion and marketing efforts, which may reduce their revenue.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from the PRC operating entities’ future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated purposes, we may need additional capital. In addition, if the operating entities fail to generate sufficient net revenue from Metalpha’s cryptocurrency derivative product services, and the PRC operating entities’ supply chain management platform services, they may continue to expend significant amounts of capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding our Ordinary Shares, and the terms of any such debt securities could impose restrictions on the operating entities’ operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, the operating entities may be required to reduce their scope of planned product development and marketing efforts, which could harm their, and consequentially, our business, financial condition, and operating results.

The PRC operating entities face significant competition in an industry experiencing rapid technological change, and there is a possibility that their competitors may achieve regulatory approval and develop new online supply chain management platform service before them, which may harm their financial condition and their ability to successfully market or commercialize any of their services.

The Chinese supply chain industry is highly competitive and is characterized by rapidly changing technologies, significant competition, and a strong emphasis on client attraction. Even though the PRC operating entities have found business opportunities in a niche market, they will very likely face competition with respect to their integrated supply chain management platform services from major supply chain management service suppliers in China.

The PRC operating entities’ commercial opportunities could be reduced or eliminated if their competitors develop and commercialize services that are more effective, more convenient, or less expensive than the supply chain services they currently offer. The PRC operating entities’ competitors also may obtain regulatory approval for their services more rapidly than the PRC operating entities may obtain approval for any services that they develop, which could result in the competitors establishing a strong market position before the PRC operating entities’ new services are able to enter the market. The availability of the competitors’ services could limit the demand, and the price the PRC operating entities are able to charge, for any services that they currently offer.

The PRC operating entities may be subject to damages resulting from unauthorized access or hacking and other cyber risks.

Hacking is the process of attempting to gain or successfully gaining unauthorized access to a computer system. As with any website, the PRC operating entities’ websites and online platforms may be subject to hacking, regardless of whether they have in place securities systems which limit access to their platform. Hacking can result in the loss of or tampering with confidential information, the editing of information so that it is not in the form maintained by the sponsor, using password information to take funds from the user’s account or to charge cash advances or purchases to the unknowing user’s account. Both the PRC operating entities and their website or platform users can suffer significant monetary losses as a result of hacking.

Despite the PRC operating entities’ disclaimers, which the website or platform users must acknowledge in order to gain access, and their efforts to protect their platform, injured parties may seek to obtain damages from the PRC operating entities for the loss as a result of hacking should that occur. Thus, in additional to any financial or reputation losses that the PRC operating entities may sustain, it is possible that a court or administrative body may hold the PRC operating entities liable for damages sustained by others. Any such losses could materially impair the PRC operating entities’ financial condition and their ability to conduct business.

The successful operation of the PRC operating entities’ business depends on the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

The PRC operating entities’ business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (the “MIIT”). In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to increase overall internet coverage in the PRC and increase Internet infrastructure investment, a more sophisticated Internet infrastructure may not be developed in China. The PRC operating entities or the users of their platform may not have access to alternative networks in the event of disruptions, failures, or other problems with China’s Internet infrastructure.

The PRC operating entities’ success depends substantially on the continued retention of certain key personnel and their ability to hire and retain qualified personnel in the future to support their growth and execute their business strategy.

If one or more of the PRC operating entities’ senior executives or other key personnel are unable or unwilling to continue in their present positions, their business may be disrupted and their financial condition and results of operations may be materially and adversely affected. While the PRC operating entities depend on the abilities and participation of their current management team generally, they rely particularly upon Mr. Limin Liu, our chairman and chief executive officer, who is responsible for the development and implementation of the PRC operating entities’ business plan. The loss of the services of Mr. Limin Liu for any reason could significantly adversely impact the PRC operating entities’ business and results of operations. Competition for senior management and senior technology personnel is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of the PRC operating entities’ senior executives and other key personnel will continue to be available to them, or that the PRC operating entities will be able to find a suitable replacement if any of them were to leave.

The PRC operating entities may not be able to adequately protect their intellectual property rights, and their competitors may be able to offer similar products and services, which would harm their competitive position.

The PRC operating entities’ success depends in part upon their intellectual property rights. They rely primarily on trademark, copyright, service mark, and trade secret laws, confidentiality procedures, license agreements, and contractual provisions to establish and protect their proprietary rights over their products, procedures, and services. Other persons could copy or otherwise obtain and use the PRC operating entities’ technology without authorization, or develop similar intellectual property independently. The PRC operating entities may also pursue the registration of their domain names, trademarks, and service marks in other jurisdictions, including the United States. Although the protection afforded by copyright, trade secret, and trademark law, written agreements, and common law may provide some advantages, these statutory protections along with non-disclosure agreement with their employees may not be adequate to enable the PRC operating entities to protect their intellectual property. However, the intellectual property laws in China are not considered as strong as comparable laws in the United States or the European Union. The enforcement of intellectual property rights in China is difficult and, if the PRC operating entities seek to commence litigation against any alleged infringer, there is no assurance that they will prevail. We cannot assure you that the PRC operating entities will be able to protect their proprietary rights. Further, their competitors may be able to independently develop similar or more advanced technology, duplicate their products and services, or design around any intellectual property rights the PRC operating entities hold.

The PRC operating entities’ business, financial condition, and results of operations have been and are likely to continue to be adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. Substantially all of the PRC operating entities’ operations are concentrated in China. In connection with efforts to contain the spread of COVID-19, the Chinese government took a number of measures, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. Normal economic life throughout China was sharply curtailed.

 Between January and March 15 of 2020, the PRC operating entities’ staff and employees were instructed to work remotely. As a result, they were not able to perform business operations on the supply chain management platform effectively during such period, resulting in a substantial impact upon their business performance.

Consequently, the COVID-19 pandemic has materially adversely affected the PRC operating entities’ business operations, condition, and operating results for 2022, including, but not limited to, having a material negative impact on their total revenue and net income. Although the PRC operating entities were able to resume their normal operation since March 2020, the COVID-19 pandemic materially adversely affected their business operations and financial results for 2020 and 2021, including material negative impacts on their revenue, slower collection of accounts receivables, and additional allowance for doubtful accounts. Localities in China have also been employing strict lock-down policies periodically to manage the recent trend of rapid outbreaks. In December 2021, January 2022, and March 2022, Hangzhou City implemented travel restrictions that had substantial impact on the PRC operating entities’ operations. In March 2022, logistics and transportation industry experienced temporary shutdown because of heightened COVID-19 exposure risk, which had negative impact on the PRC operating entities’ operations. Future development of the COVID-19 pandemic and the consequential local policies may adversely affect the PRC operating entities result of operations.

The PRC operating entities face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

In addition to COVID-19, the PRC operating entities’ business could be materially and adversely affected by natural disasters, other health epidemics, or other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures, or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect the PRC operating entities’ ability to provide products and services on their platform.

The PRC operating entities’ business could also be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in and outside China, such as Ebola virus disease, H1N1 flu, avian flu and the COVID-19 pandemic. The PRC operating entities’ business operations could be disrupted if any of their employees is suspected of having the COVID-19 virus, since it could require their employees to be quarantined and/or their offices to be disinfected. In addition, the PRC operating entities’, and consequentially, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

The PRC operating entities currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Consistent with customary industry practice in China, the PRC operating entities do not maintain business interruption insurance, nor do they maintain key-man life insurance. The PRC operating entities have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for them to have such insurance. Any uninsured business disruptions may result in incurring substantial costs and the diversion of resources, which could have an adverse effect on the PRC operating entities’ results of operations and financial condition.

Increases in labor costs in the PRC may adversely affect the PRC operating entities’ business and their profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for the PRC operating entities’ employees has also increased in recent years. We expect that their labor costs, including wages and employee benefits, will continue to increase. Unless the PRC operating entities are able to pass on these increased labor costs to their customers by increasing prices for their products or services, their profitability and results of operations may be materially and adversely affected.

In addition, the PRC operating entities have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that the PRC operating entities decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that the PRC operating entities’ employment practices do not and will not violate labor-related laws and regulations in China, which may subject the PRC operating entities to labor disputes or government investigations. If the PRC operating entities are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and their business, and, in such case, our financial condition, and results of operations could be materially and adversely affected.

Metalpha rely on certain related party for products subscription and any shortage or interruption in subscription could slow our growth and reduce our profitability.

On December 23, 2021, Metalpha entered into a product purchase agreement (the “Product Purchase Agreement”) and a trading account management agreement (the “Trading Account Management Agreement”) with Antalpha, pursuant to which Antalpha purchased from Metalpha various cryptocurrency derivative products. The underlying assets of the cryptocurrency derivative products included Bitcoin, Ethereum, Binance Coin, Tether, etc. As of March 31, 2022, the aggregate value of the products Antalpha purchased is $8,735,145. All revenue Metalpha recognized in the reporting period were generated from the subscription from Antalpha.

Antalpha is a 49% shareholder of Metalpha, hence a related party of the Company. If Antalpha were to stop or slow down subscriptions to our products for any reason, our revenue and net income would be materially and adversely affected.

The business of Metalpha is subject to customer concentration risk.

Metalpha depends on one customer, Antalpha, to generate all of its revenue. From the commencement of Metalpha’s operations in December 2021 until the date of this annual report, Metalpha’s sole customer, Antalpha, contributed approximately 100% of Metalpha’s revenue and profit. There is no assurance that we will be able to maintain or expand our relationships with Antalpha, or that we will be able to continue to serve them at current levels, or at all. If Antalpha significantly reduces or even ceases its subscription to our products, we are unable to find alternative customers at comparable levels, or at all, and we may experience a decline in our revenue, which, in turn, would adversely affect our results of operations. The business and financial condition of Antalpha may deteriorate, which may, in turn, have a material and adverse effect on our financial condition and results of operations.

It may be or become illegal to acquire, own, hold, sell or use cryptocurrencies, participate in the blockchain, or transfer or utilize similar cryptocurrency assets in international markets where we operate due to adverse changes in the regulatory and policy environment in different jurisdictions.

Our cryptocurrency business could be significantly affected by, among other things, the regulatory and policy developments in international markets where we operate, such as Hong Kong, BVI and Panama. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations.

In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, using, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use cryptocurrencies in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

Any failure to obtain or renew any required approvals, licenses, permits or certifications could materially and adversely affect our business and results of operations.

As of the date of this annual report, all our cryptocurrency business operates outside of the mainland China. In accordance with the laws and regulations in the jurisdictions in which we operate, we may be required to maintain various approvals, licenses, permits and certifications in order to operate our cryptocurrency business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations of any business that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

We have adopted the development strategy to focus on the expansion of our business products of issuing cryptocurrency derivative products in international markets. As such, we are subject to regulations applicable to operators of cryptocurrency business and derivative products business in these jurisdictions. We do not believe we need to obtain relevant governmental approval and license required for issuing cryptocurrency derivative products to Antalpha in these jurisdictions. However, we cannot assure your that we will be able to obtain, maintain or renew any required government approval, permit, licenses for our future operations on commercially reasonable terms and in a timely manner or at all. Failure to maintain or renew these government approvals, permit or licenses for our international operations may cause us to suspend or terminate our cryptocurrency derivative product operations in such jurisdictions, and may subject us to regulatory investigations or legal proceedings and fines in these jurisdictions, which could disrupt our international operations and materially and adversely affect our business, financial condition and results of operations.

More broadly, we cannot assure you that we will be able to fulfill all the conditions necessary to obtain the required government approvals in the jurisdictions where we operate, or that relevant government officials in these jurisdictions will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations or policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of administrative resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement, or for no discernible reason at all. If we are unable to obtain, or experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations.

A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Additionally, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, Bitcoin and Ethereum are the only digital assets as to which senior officials at the SEC have publicly expressed such a view. Such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset, such as Dogecoin. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.”

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”), in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

We have adopted risk-based policies and procedures to analyze whether the digital assets that we hold and sell for our own account could be deemed to be a “security” under applicable laws. Our policies and procedures do not constitute a legal standard, but rather represent our management’s assessment, based on advice of our securities counsel, regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by us is a “security” under applicable laws. If the digital assets mined and held by us are deemed as securities, it could limit distributions, transfers, or other actions involving such digital assets in the global markets.

The loss or destruction of private keys required to access any digital assets held by us may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Cryptocurrencies are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. We safeguard and keep private the private keys relating to our digital assets by primarily utilizing enterprise multi-signature storage solution provided by an established third-party digital asset financial services platform.

To the extent that any of the private keys relating to our wallets containing digital assets held by us is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access digital assets held in the related wallet. Furthermore, as currently our digital wallet is maintained by a third-party digital asset financial services platform, we cannot provide assurance that our wallet will not be hacked or compromised, or that any information leakage and data security breach of such platform will not compromise the security of our digital wallet. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our digital assets could subject us to significant financial losses, and we may be unable to distribute mining rewards to customers of our mining pool services, or adequately compensate our customers for damages caused by such security breach. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business, results of operations and/or financial condition.

Because cryptocurrencies may be determined to be investment securities, we may inadvertently violate the Investment Company Act of 1940, as amended, and we may incur substantial losses and become subject to such act as a result.

We believe that we are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company may be deemed an investment company under section 3(a)(1)(C) thereof if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis.

The cryptocurrency we own, acquire may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own, acquire are securities.

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are treated for classification and clearing purposes. The SEC’s July 25, 2017 Report expressed its view that digital assets may be securities depending on the facts and circumstances. As of the date of this prospectus, we are not aware of any rules that have been proposed to regulate cryptocurrencies as securities. We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the applicable U.S. federal or state laws. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Furthermore, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in substantial additional expenses, and the failure to complete the required registration would have a materially adverse impact to conduct our operations.

We do not maintain insurance for our digital assets, which may expose us and our shareholders to the risk of loss of our digital assets, and there will be limited rights of legal recourse available to us to recover our losses.

We do not maintain insurance for the digital assets held by us. Banking institutions will not accept our digital assets, and they are therefore not insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Therefore, we may suffer loss with respect to our digital assets which is not covered by insurance, and we may not be able to recover any of our carried value in these digital assets if they are lost or stolen or suffer significant and sustained reduction in conversion spot price. If we are not otherwise able to recover damages from a malicious actor in connection with these losses, our business, results of operations and share price may be adversely affected.

Risks Relating to Doing Business in the PRC

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

The Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission, or the “NDRC,” promulgated the Special Measures for Foreign Investment Access (2021 version), or the “Negative List,” on December 27, 2021, which became effective on January 1, 2022. Pursuant to the current and the updated Negative Lists, the supply chain management platform services, in which the PRC operating entities engage, fall within the permitted catalogue.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the Foreign Investment Law, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council of the PRC (the “State Council”). The Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is still uncertainty regarding whether the VIE would be identified as a foreign-invested enterprise in the future. As a result, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment.”

While the Foreign Investment Law does not define VIE agreements as a form of foreign investment explicitly, we cannot assure you that future laws and regulations will not provide for VIE agreements as a form of foreign investment. Therefore, there can be no assurance that our relationship the VIE through the VIE Agreements will not be deemed as foreign investment in the future. If we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could apply to the VIE Agreements, and as a result Long Yun could become subject to restrictions on foreign investment, which may materially impact the viability of its current and future operations. Specifically, we may be required to modify our corporate structure, change the PRC operating entities’ current scope of operations, obtain approvals, or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. If future revisions or implementation rules of the Foreign Investment Law mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

Furthermore, two recently published regulations, the Draft Rules Regarding Overseas Listings (see “—The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless”) and the Filing Measures (defined below) (see “—The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.”), which have not yet been formally implemented, have initially indicated that the Chinese government does not prohibit enterprises from listing abroad through indirect means such as VIE structures and red chips through these regulations. However, it is indicated that the VIE structures and red chips listings will be subject to the filing regulations and face stricter control in the future.

In the event that any possible implementing regulations of the Foreign Investment Law, any other future laws, administrative regulations or provisions deem the VIE Agreements as a way of foreign investment, or if any of our operations through VIE agreements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the Foreign Investment Law, the VIE Agreements may be deemed as invalid and illegal, and we may be required to unwind the VIE Agreements and/or dispose of any affected business. Also, if future laws, administrative regulations, or provisions mandate further actions to be taken with respect to the VIE Agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the Foreign Investment Law, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

In addition, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of the PRC operating entities in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Changes in the policies of the PRC government could have a significant impact upon the PRC operating entities’ ability to operate profitably in the PRC.

Most of the PRC operating entities’ assets and operations are currently located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China through the PRC operating entities generally. The Chinese economy differs from the economies of most developed countries in many respects. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our services and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations through the PRC operating entities may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect the PRC operating entities’ business and operating results.

The PRC operating entities’ ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations, or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation, and other laws that affect the PRC operating entities’ ability to operate their website.

Furthermore, our Company, the PRC operating entities, and our investors may face uncertainty about future actions by the government of China that could significantly affect the PRC operating entities’ financial performance and operations, including the enforceability of the VIE Agreements. As of the date of this annual report, neither our Company nor the VIE has received or was denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or the VIE will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

PRC laws and regulations governing the PRC operating entities’ current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair the PRC operating entities’ ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing the PRC operating entities’ business and the enforcement and performance of the PRC operating entities’ arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and the PRC operating entities’ business may be affected if they rely on laws and regulations which are subsequently adopted or interpreted in a manner different from their understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on the PRC operating entities’ business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. The PRC operating entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we and the PRC operating entities may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we or the PRC operating entities enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we and the PRC operating entities’ may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Given the Chinese government’s significant oversight and discretion over the conduct of business of the PRC operating entities, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC operating entities’ operations and/or the value of our Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of business of the PRC operating entities and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in the operations of the PRC operating entities and/or the value of our Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the PRC operating entities’ industry that could adversely affect the business, financial condition and results of operations of the PRC operating entities. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, the PRC operating entities may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law, including intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on the business operations of the PRC operating entities, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiary or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiary or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

In the meeting of the Political Bureau of the CPC Central Committee held on July 30, 2021, the improvement of the regulatory system for overseas listing of enterprises was first proposed. Although the detailed implementations are still unclear, the supervision of overseas listing of Chinese stocks may continue to tighten. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the VIE to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure the PRC operating entities’ compliance with such regulations or interpretations. As such, the PRC operating entities may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believe that we and the PRC operating entities are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the PRC operating entities’ business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of the PRC operating entities at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “Review Measures”), which became effective on February 15, 2022. The Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Review Office of the PRC. According to the Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

As of the date of this annual report, we have not received any notice from any authorities identifying us or the VIE as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. According to the Review Measures, and if the Security Administration Draft is enacted as proposed, we believe that the operations of the PRC operating entities and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that the PRC operating entities possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct most of our operations in China through the PRC operating entities, and almost all of our assets are located in China through the PRC operating entities. In addition, all our senior executive officers and directors reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

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

The “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance and interpretation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies or inject capital into the PRC subsidiary and could adversely affect our business. PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or otherwise expose us or our PRC resident shareholders to liabilities or penalties.

In July 2014, the State Administration of Foreign Exchange (the “SAFE”) promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or “Circular 37,” which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or “Circular 75.” Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

In addition to Circular 37 and SAFE Circular 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

We cannot assure you that our ultimate shareholders who are PRC residents will complete the required registration with the SAFE in a timely manner, or at all. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from our future financing activities to make loans or additional capital contributions to the PRC operating entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to WFOE, either as a shareholder loan or as an increase in registered capital through our Hong Kong subsidiary, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or “FIEs,” in China, capital contributions to WFOE, which is an FIE, are subject to the approval of or filing with MOFCOM or its local counterparts and registration with a local bank authorized by SAFE. There is, in effect, no statutory limit on the amount of capital contribution that we can make to WFOE. The reason is that there is no statutory limit on the amount of registered capital for WFOE, and we are allowed to make capital contributions WFOE by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiary complete the relevant filing and registration procedures.

On the other hand, any foreign loan provided by us to WFOE is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and WFOE may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the PBOC’s Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to WFOE. Currently, WFOE has the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to WFOE may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to make capital contribution into WFOE or provide any loan to WFOE in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentages in bullet points i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law (the “EIT Law”), the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation, or the “SAT,” issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise,” any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares, may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises, or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares. Although up to the date of this report, we have not been notified or informed by the PRC tax authorities that we have been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that we will not be deemed to be a resident enterprise in the future.

The PRC operating entities are subject to restrictions on paying dividends or making other payments to our offshore subsidiaries, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from the PRC operating entities through our offshore subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If the PRC operating entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our offshore subsidiaries. In addition, the PRC tax authorities may require the PRC operating entities to adjust their taxable income under the contractual agreements. See “—Risks Relating to Our Corporate Structure—The VIE Agreements may result in adverse tax consequences.”

Current PRC regulations permit the PRC operating entities to pay dividends to our offshore subsidiaries only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the PRC operating entities are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The PRC operating entities may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at its discretion. These reserves are not distributable as cash dividends. These limitation on the ability of the PRC operating entities to pay dividends or make other distributions to our offshore subsidiaries, and consequently could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC operating entities, and dividends payable by the PRC operating entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Double Tax Avoidance Arrangement”), a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities.

Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects, or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. The PRC operating entities is wholly-owned by our Hong Kong subsidiary. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that our Hong Kong subsidiary will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that our Hong Kong subsidiary will be granted such a Hong Kong tax resident certificate.

Even after our Hong Kong subsidiary obtain the Hong Kong tax resident certificate, it is required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that it can enjoy 5% lower PRC withholding tax rate. Long Yun HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Long Yun HK.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, MOFCOM, joined by the China Securities Regulatory Commission (the “CSRC”), the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”), and SAFE, jointly promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and were amended on June 22, 2009. This regulation, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of Long Yun through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangements between WFOE and Long Yun, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

Article 224 of the current Securities Law stipulates that domestic enterprises that directly or indirectly issue securities abroad or list their securities for trading abroad shall comply with the relevant regulations of the State Council. Therefore, approval by the CSRC is not currently required. On December 24, 2021, the CSRC issued a notice for public comment on the Administrative Measures for Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Filing Measures”), which mentions the regulation of overseas listing of domestic enterprises and requires filing in accordance with the relevant provisions of the CSRC. The Filing Measures have not yet been formally implemented, but it has been preliminarily indicated that although the Chinese government does not prohibit enterprises to achieve overseas listing through indirect means such as VIE structures and red chips, such forms are still subject to regulation by the Chinese government, and it is likely that we will have to perform filing procedures and report relevant information to the CSRC in the future.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, Long Yun’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by Mr. Limin Liu and Mr. Wei Wang, both shareholders of our Company and Long Yun, over whom we may have no control.

The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless.

On December 24, 2021, the CSRC and relevant departments of the State Council issued the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the laws, regulations, or provision of the PRC; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies, or the others; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked.

At a question and answer session conducted by the CSRC on the issuance of the Draft Rules Regarding Overseas Listings, future plans for the overseas listing filing system was disclosed, including a subsequent filing policy for companies that have completed overseas listings, with a promised transition period for those companies to adapt. Our PRC counsel, Capital Equity Legal Group, has advised us that the CSRC may promulgate a filing policy for companies that are already listed in the future. Our Company, as an overseas listed company, may need to complete the relevant filing procedures within a certain period of time in the future according to the requirements of the CSRC.

As of the date of this annual report, the Draft Rules Regarding Overseas Listings have been released for public comment only and have not been formally promulgated, and neither we, our subsidiaries, nor any of the PRC operating entities have been required to complete the filing procedures. However, uncertainties remain as to its enactment or future interpretations and implementations. Our PRC counsel has advised us that, even if the final rules are promulgated as proposed in the current Draft Rules Regarding Overseas Listings, none of the situations that would clearly prohibit overseas offering and listings would apply to us. In addition, according to the CSRC spokesperson stated at the question and answer session, we would not be subject to the filing requirements as an enterprise already listed overseas unless refinancing activities occur, as the final rules would be targeting companies that are in the process of overseas listing or will be listed overseas in the future. Notwithstanding the above, our PRC counsel has further advised us that uncertainties still exist as to whether we, our subsidiaries, or the PRC operating entities are required to obtain permissions from the Chinese government that is required to approve of our operations and/or listing. In the event that we, our subsidiaries, or the PRC operating entities are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or the PRC operating entities to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to continue to list or offer our Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

To the extent cash or assets of our business, or of our PRC subsidiaries, or the VIE, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The transfer of funds and assets among the Company, its Hong Kong and PRC subsidiaries, and the VIE is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets of our business, or of our PRC subsidiary, or the VIE, is in the PRC (including Hong Kong and Macau), such funds or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

Risks Relating to Our Corporate Structure

The VIE Agreements may not be effective in providing control over Long Yun.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, a significant portion of our current revenue and net income is derived from Long Yun and its subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and its subsidiaries through the VIE Agreements by WFOE, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under IFRS. Our Ordinary Shares are shares of the offshore holding company in the Cayman Islands instead of shares of the PRC operating entities.

The VIE Agreements, however, may not be as effective in providing us with the necessary control over Long Yun and its operations, which exposes us to the risk of potential breach of contract by the Long Yun Shareholders. For instance, Long Yun and the Long Yun Shareholders could breach the VIE Agreements by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of Long Yun, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Long Yun, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. Under the VIE Agreements, however, we rely on the performance by Long Yun and the Long Yun Shareholders of their respective obligations under the contracts. The Long Yun Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Long Yun. In the event that Long Yun or the Long Yun Shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

If the PRC government determines that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our Ordinary Shares may decline in value or become worthless.

On March 15, 2019, the National People’s Congress of the PRC adopted the PRC Foreign Investment Law, which came into force on January 1, 2020. The PRC Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) the foreign investor, by itself or together with other investors establishes a foreign invested enterprises in China; (ii) the foreign investor acquires shares, equities, asset tranches, or similar rights and interests of enterprises in China; (iii) the foreign investor, by itself or together with other investors, invests and establishes new projects in China; and (iv) the foreign investor invests through other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council. The PRC Foreign Investment Law keeps silent on how to define and regulate “variable interest entities,” while adding a catch-all clause that “other approaches as stipulated by laws, administrative regulations or otherwise regulated by the State Council” can fall into the concept of “foreign investment,” which leaves uncertainty as to whether the foreign investor’s controlling PRC onshore variable interest entities via contractual arrangements will be recognized as “foreign investment.”

According to our PRC counsel, Capital Equity Legal Group, based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of Long Yun in China and WFOE, our wholly-owned subsidiary in China, is currently not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the VIE Agreements is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws. Our PRC counsel, however, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and that the VIE Agreements have not been tested in a court of law in China as of the date of this report. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

If our corporate structure and the VIE Agreements are determined to be illegal or invalid by a PRC court, arbitral tribunal, or regulatory authorities, we may lose control of the VIE and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the VIE Agreements are found to be in violation of any existing or future PRC laws or regulations, or we or Long Yun fails to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or Long Yun;

●	discontinuing or restricting the operations of WFOE or Long Yun;

●	imposing conditions or requirements with which we, WFOE, or Long Yun may not be able to comply;

●	requiring us, WFOE, or Long Yun to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of Long Yun;

●	restricting or prohibiting our use of the proceeds from our future offerings to finance our business and operations in China; and

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on the PRC operating entities’ ability to conduct their business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Long Yun in our consolidated financial statements, if the PRC government authorities were to find our legal structure and VIE Agreements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Long Yun or our right to receive substantially all the economic benefits and residual returns from Long Yun and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Long Yun in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations and our Ordinary Shares may decline in value or become worthless.

The VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under the VIE Agreements.

As the VIE Agreements are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from the VIE Agreements will be resolved through arbitration in China, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce the VIE Agreements, through arbitration, litigation, and other legal proceedings remain in China, which could limit our ability to enforce the VIE Agreements and to consolidate the financial results of Long Yun. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce the VIE Agreements, we may not be able to consolidate the financial results of Long Yun, and our ability to conduct our business may be materially and adversely affected.

We may not be able to consolidate the financial results of Long Yun or such consolidation could materially and adversely affect our operating results and financial condition.

A significant portion of our business is conducted through Long Yun, which currently is considered for accounting purposes as a VIE, and we are considered the primary beneficiary, enabling us to consolidate the financial results of Long Yun in our consolidated financial statements. In the event that in the future Long Yun would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line its financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the SEC accounting regulations must be discussed, quantified, and reconciled in financial statements for the United States and SEC purposes.

The VIE Agreements may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorizes.

Under a tax inspection, if our transfer pricing arrangements between WFOE and Long Yun are judged as tax avoidance, or related documentation does not meet the requirements, WFOE and Long Yun may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by WFOE, which could adversely affect us by (i) increasing Long Yun’s tax liabilities without reducing WFOE’s tax liabilities, which could further result in interest being levied to us for unpaid taxes; or (ii) imposing late payment fees and other penalties on Long Yun for the adjusted but unpaid taxes according to the applicable regulations. In addition, if WFOE requests the Long Yun Shareholders to transfer their shares in Long Yun at nominal or no value pursuant to the VIE Agreements, such transfer may be viewed as a gift and subject WFOE to PRC income tax. As a result, our financial position could be materially and adversely affected if Long Yun’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The Long Yun Shareholders have potential conflicts of interest with our Company, which may adversely affect our business and financial condition.

The Long Yun Shareholders may have potential conflicts of interest with us. These shareholders may not act in the best interest of our Company or may breach, or cause Long Yun to breach the VIE Agreements, which would have a material and adverse effect on our ability to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under IFRS. For example, the shareholders may be able to cause the VIE Agreements to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Agreements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between the Long Yun Shareholders and our Company, except that we could exercise our purchase option under the Exclusive Option Agreement with these shareholders to request them to transfer all of their equity interests in Long Yun to a PRC entity or individual designated by us, to the extent permitted by PRC law. If we cannot resolve any conflicts of interest or disputes between us and those shareholders, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We rely on the approvals, certificates, and business licenses held by Long Yun and any deterioration of the relationship between WFOE and Long Yun could materially and adversely affect our overall business operations.

Pursuant to the VIE Agreements, our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by Long Yun. There is no assurance that Long Yun will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with Long Yun is governed by the VIE Agreements, which are intended to provide us, through our indirect ownership of WFOE, with the ability to control and receive the economic benefits of Long Yun’s business operation for accounting purposes, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under IFRS. The VIE Agreements, however, may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Long Yun could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

The exercise of our option to purchase part or all of the shares in Long Yun under the Exclusive Option Agreement might be subject to certain limitations and substantial costs.

Our Exclusive Option Agreement with Long Yun and the Long Yun Shareholders provides WFOE with the option to purchase up to 100% of the shares in Long Yun. Such transfer of shares may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the MOFCOM, the State Administration for Market Regulation, and/or their local competent branches. In addition, the shares transfer price may be subject to review and tax adjustment by the relevant tax authorities. The shares transfer price to be received by Long Yun under the VIE Agreements may also be subject to enterprise income tax, and these amounts could be substantial.

Risks Relating to Our Ordinary Shares and the Trading Market

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by the CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of the financial statements of those companies who have China-based auditors.

Our auditor, the independent registered public accounting firm that issues the audit report contained in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis with the last inspection in October 2019. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and the majority of our operations are conducted in China. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

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

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of March 31, 2022, our management has not received from our independent registered public accounting firm any report regarding deficiencies in our internal controls over financial reporting. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management from the following aspects: (1) Internal environment: Our internal environment affects the formulation of our business management objectives. We plan to take the following measures to improve the Company’s governance structure: (a) improve our governance structure, including the establishment of internal institutions and the allocation of powers and responsibilities, (b) improve our human resources related policies, and (c) strengthen our corporate culture; (2) Risk assessment: We will prepare specific assessments and strategic plans for potential risks, including risk tolerance determination, risks identification, and risk analysis and risk response; (3) Control systems: We plan to establish and improve (a) our authorization and approval control system to provide reasonable assurance that transaction receipts and expenditures of our Company are being made only in accordance with the authorization of our management and directors, (b) our accounting control system to maintain our records that, in reasonable detail, to accurately reflect the transactions and dispositions of our assets, and to permit preparation of consolidated financial statements in accordance with GAAP, (c) our property protection control to provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the consolidated financial statements (d) our budget control system, (e) operation analysis and control system, and (f) our major risk early warning and emergency handling mechanism; (4) Information communication: An effective information communication system, within which our financial status and financial operation can be accurately and effectively disclosed in the financial report to our management is important for our internal control over financial reporting. We plan to establish an information communication mechanism to ensure smooth communication between the management and the Company’s external and internal personnel, including communication with our stakeholders, authorities, auditors, and suppliers; and (5) Internal supervision: we plan to conduct internal inspections regarding our internal controls, and make timely improvements to internal control deficiencies that we may find during the inspection.

Our failure to discover and address any material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm may be required attest to and report on the effectiveness of our internal control over financial reporting, depending on whether we will be an accelerated filer. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company and a smaller reporting company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Item 4. Information on the Company—B. Business Overview—Emerging Growth Company Status.”

We will incur increased costs after we cease to qualify as an “emerging growth company.”

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

As a foreign private issuer, we are permitted to, and we may rely on exemptions from certain Nasdaq Capital Market corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Ordinary Shares.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following. Cayman law does not require that we make our interim results available to shareholders, although as a Nasdaq listed company, we are required to publicly file interim results for the first six months of our fiscal year. Furthermore, Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. However, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements, and the Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company has chosen to follow its home country practices with respect to the requirements set forth under Nasdaq Listing Rules 5635(b), 5635(c), and 5635(d), and therefore is not required to obtain shareholder approval prior to (1) the issuance of 20% or more of its outstanding ordinary shares, (2) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, and (3) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company. Also, Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards. Since a majority of our board of directors may not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. We may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information regarding our corporate governance, please see “Item 16G. Corporate Governance.”

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we cannot continue to satisfy listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are listed on the Nasdaq Capital Market. We cannot assure you that our Ordinary Shares will continue to be listed on the Nasdaq Capital Market.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of Nasdaq Capital Market, including those regarding minimum shareholder’s equity, minimum share price, and certain corporate governance requirements. We may not be able to continue to satisfy continuing listing requirements and other applicable rules of the Nasdaq Capital Market. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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

We have a substantial number of outstanding warrants. The exercise of our outstanding warrants  can have a dilutive effect on our Ordinary Shares.

We have a substantial number of warrants outstanding.

On October 29, 2021, the Company issued warrants to Natural Selection Capital Holdings Limited in four equal tranches to purchase an aggregate of 14,000,000 Ordinary Shares, which became exercisable on the later of (i) the one-year anniversary of the issuance and (ii) the applicable vesting dates, with exercise prices between $1 and $2.5 per share, and will expire on the 10th anniversary from the date on which they become exercisable.

On November 31, 2021, the Company issued warrants to Ming Ni to purchase an aggregate of 2,000,000 Ordinary Shares, which became exercisable once issued, and would expire five years after issuance.

On October 27, 2021, the Company entered into a Consulting and Warrant Issuance Agreement and agreed to issue warrants to four individuals providing consulting services to the Company to purchase in aggregate 1,800,000 Ordinary Shares, which will become exercisable once issued.

On May 10, 2022, the Company entered into an Employee Warrant Issuance Agreement with Yingjun Zhou, and agreed to issue warrants to Yingjun Zhou to purchase an aggregate of 200,000 Ordinary Shares, which will become exercisable once issued.

On May 26, 2022, the Company entered into a Consulting and Warrant Issuance, and agreed to issue warrants to three individuals providing consulting services to the Company to purchase in aggregate 500,000 Ordinary Shares, which will become exercisable once issued.

On June 30, 2022, the Company entered into a Securities Subscription and Warrant Purchase Agreement and agreed to issue warrants to 11 individuals and one company to purchase in aggregate 6,600,000 Ordinary Shares, which will become exercisable once vested. The vesting of the warrants is conditioned upon the attainment of certain performance goals of the Company. As of the date of this annual report, no warrants have vested pursuant to the Securities Subscription and Warrant Purchase Agreement.

The exercise of our outstanding warrants and conversion of our outstanding convertible notes can have a dilutive effect on our common stock. The issuance of shares of Ordinary Shares upon exercise of outstanding warrants and or conversion of outstanding convertible notes could result in substantial dilution to our shareholders, which may have a negative effect on the price of our Ordinary Shares. For more information regarding our outstanding warrants, please see “Item 10. Additional Information––C. Material Contracts.”

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

This, however, is unlikely to affect market transactions of the Ordinary Shares held by our public shareholders. Since our Ordinary Shares are listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members remain with the Depository Trust Company. All market transactions with respect to those Ordinary Shares are carried out without the need for any kind of registration by the directors, as the market transactions are all conducted through the Depository Trust Company systems.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2021 Revision) of the Cayman Islands, and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our Company.

If we are classified as a passive foreign investment company (“PFIC”), United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC, for any taxable year if, for such year, either

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

Depending on the amount of cash we have raised in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Long Yun as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with Long Yun, and as a result, we are treating Long Yun as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of Long Yun should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are not an operating company but a Cayman Islands holding company. A substantial portion of our operations in the PRC are conducted through Long Yun, or the VIE, based in China, pursuant to VIE Agreements. The VIE structure provides contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the PRC operating entities.

We do not have any equity interests in the VIE, but whose financial results have been consolidated by us for in accordance with IFRS because we are deemed to have effective control over and to be the primary beneficiary of these companies, for accounting purposes only, via the VIE Agreements. However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Ordinary Shares do not own any equity interest in the VIE in China, but instead own equity interest in a Cayman Islands holding company. For details of the VIE Agreements, see “Item 4. Information on the Company––B. Business Overview––The VIE Agreements.”

We are subject to risks associated with our VIE structure. Investors may never directly hold equity interests in the VIE. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in the VIE being deconsolidated. A substantial portion of our assets, including the necessary licenses to conduct business are held by the VIE and its subsidiaries. A substantial portion of our revenue is generated by the VIE. The deconsolidation of the VIE would have a material adverse effect on our operations and substantially diminish the value of our Ordinary Shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect our financial performance. The value of the Ordinary Shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information––D. Risk Factors––Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with having a substantial portion of our operations in China and with the complex and evolving PRC laws and regulations, and as a result these risks may result in material changes in the operations of our subsidiaries, the VIE, and its subsidiaries, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIE, the requirement of regulatory approvals for offerings and listings conducted overseas and foreign investment in China-based issuers, the use of VIE, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy as well as the risk of delisting if the PCAOB is unable to conduct inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information––D. Risk Factors––Risks Relating to Doing Business in the PRC.”

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this report, none of our Company, our subsidiaries, nor the VIE and its subsidiaries have been involved in any investigation or cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Review Measures. On December 28, 2021, 13 governmental departments of the PRC, including the CAC, issued the Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures (the “Review Measures”) provide that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As of the date of this annual report, according to our PRC counsel, Capital Equity Legal Group, our operations in the PRC and our continued listing are not subject to the review or prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operating subsidiaries’ operations in the PRC and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIE and its subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIE and its subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC— Recent greater oversight by the Cyberspace Administration of China (the ‘CAC’) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” and “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in the PRC — Changes in the policies of the PRC government could have a significant impact upon the PRC operating entities’ ability to operate profitably in the PRC.”

As a holding company, we conduct a portion of our operations in China through the VIE in China. In addition, some of our senior executive officers and directors, namely Limin Liu, Xiaohua Gu, Ming Ni, Bingzhong Wang, Wei Wang, Bin Liu, Jingxin Tian, Kim Fung Lai, and Sen Lin, reside in the PRC (including Hong Kong and Macau) for a significant portion of the time and are PRC nationals. As a result, it may be difficult to effect service of process upon those persons. It may be difficult to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.”

In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. As of the date of this annual report, this list does not include our auditor, WWC, P.C.. Our auditor, the independent registered public accounting firm that issues the audit report contained in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis with the last inspection in October 2019. The PCAOB currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company or prohibition of trading in our Ordinary Shares in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

Dividend Distribution

For the fiscal years ended March 31, 2022, 2021, and 2020, there were no dividends distributed between the holding company and its subsidiaries and consolidated VIE or to investors.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future, or any funds will be transferred from one entity to another on a regular basis. As such, we have not installed any cash management policies that dictate how funds are transferred among the Company, its subsidiaries, and the consolidated VIE, or to investors.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Long Yun HK.

Current PRC regulations permit our PRC subsidiary, WFOE, to pay dividends to Long Yun HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our operating entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiary, WFOE, are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Long Yun HK may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Long Yun HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from the PRC operating entities to WFOE, pursuant to VIE Agreements between the applicable entities, and the distribution of such payments to Long Yun HK as dividends from WFOE. Certain payments from the PRC operating entities to WFOE are subject to PRC taxes, including business taxes and value-added taxes. In addition, if any of the PRC operating entities incurs debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by our PRC subsidiary, WFOE, to its immediate holding company, Long Yun HK. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that our Hong Kong subsidiary will be granted such a Hong Kong tax resident certificate. Even after our Hong Kong subsidiary obtain the Hong Kong tax resident certificate, it is required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that it can enjoy 5% lower PRC withholding tax rate. Long Yun HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from Long Yun HK. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC— There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of the PRC operating entities, and dividends payable by the PRC operating entities to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC— To the extent cash or assets of our business, or of our PRC subsidiaries, or the VIE, is in the PRC, such cash or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

Recent Regulatory Developments

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC— The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering and listing from the CSRC or any other PRC governmental authorities.

The Cybersecurity Review Measures (the “Review Measures”), which became effective on February 15, 2022, provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. As of the date of this annual report, we have not received any notice from any authorities identifying any of our PRC subsidiary or VIEs as a CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. We believe our PRC operations will not be subject to cybersecurity review by the CAC for this offering, because our PRC subsidiaries are not CIIOs or data processing operators with personal information of more than 1 million users. There remains uncertainty, however, as to how the Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Review Measures. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the Cyberspace Administration of China (“CAC”) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.”

On December 24, 2021, the CSRC released the “Regulations of the State Council on the Administration of the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment)” and “Administrative Measures for the Recordation of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment)” for public opinion, and if they become law, will require Chinese companies applying to list on overseas exchanges to report and file certain documents with the CSRC within three working days after submitting listing applications and subsequent amendments. Given the current PRC regulatory environment, it is uncertain whether we, our PRC subsidiary, or the VIE will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our Ordinary Shares may depreciate significantly or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC— Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiary or the VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC subsidiary or the VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—The Draft Rules Regarding Overseas Listings were released by the CSRC for public consultation. While such rules have not yet come into effect, the Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our shares to investors and could cause the value of our shares to significantly decline or become worthless.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering and listing from the CSRC or any other PRC governmental authorities.

We have been advised by our PRC legal counsel that in the event that we conduct a follow-on offering of securities, if the Draft Administrative Provisions and the Draft Filing Measures are adopted in their current form, we would likely be required to submit filings to the CSRC. We believe that we are currently not required to obtain any permission or approval from the CSRC and the CAC in the PRC to issue securities to foreign investors. However, there is no guarantee that this will continue to be the case in the future in relation to our future offerings or the continued listing of our securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless

As of the date of this annual report, we and our PRC subsidiaries and the VIE have received from the PRC authorities all requisite licenses, permissions, or approvals that are required for conducting our operations in China, such as business licenses, prepaid card issuance license and prepaid card payment acceptance license. However, it is uncertain whether we, our PRC subsidiaries, or the VIE, will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Ordinary Shares could depreciate significantly or become worthless. See “Risk Factors––Risks Relating to Our Business––We rely on the approvals, certificates, and business licenses held by Long Yun and any deterioration of the relationship between WFOE and Long Yun could materially and adversely affect our overall business operations.”

History and Development

We were incorporated in the Cayman Islands on June 19, 2015. Our wholly-owned subsidiary, Sweet Lollipop, was incorporated in the British Virgin Islands on May 8, 2014. Long Yun HK was incorporated in Hong Kong on May 2, 2015. WFOE, Sweet Lollipop’s wholly owned subsidiary, was organized pursuant to PRC laws on February 27, 2017. Long Yun was established on October 9, 2014 in the City of Hangzhou, the PRC, pursuant to PRC laws and is owned by the Long Yun Shareholders.

On November 3, 2017, WFOE entered into a Strategic Cooperation Agreement under a joint venture, where it holds 60% of the equity interests in Taikexi.

On March 20, 2018, WFOE entered into the VIE Agreements with Long Yun and its then owners. For accounting purposes, WFOE controls and receives the economic benefits of Long Yun’s business operation through the VIE Agreements, which enables Dragon Victory to consolidate the financial results of Long Yun and its subsidiaries in its consolidated financial statements under IFRS. The VIE Agreements are described under “—B. Business Overview—The VIE Agreements.”

On August 3, 2018, WFOE entered into a strategic cooperation agreement with Shenzhen Jintai Tourism Development Co., Ltd. pursuant to which we formed a new joint venture company on August 3, 2018 under PRC laws, Shenzhen Guanpeng. WFOE holds 51% of the equity interests in Shenzhen Guanpeng.

On May 5, 2019, WFOE participated in the establishment of Zhejiang Shengyuan Business Consulting Co., Ltd (“Shengyuan”). WFOE held 49% of the equity interests in Shengyuan. On September 19, 2019, WFOE sold its interest in Shengyuan to a third party. WFOE had not paid up any capital and Shengyuan had not begun operations; accordingly, no gain or loss was incurred as a result of the transfer of ownership.

On July 7, 2019, Long Yun incorporated a subsidiary, Dacheng Liantong Zhejiang Information Technology Co., Ltd (“Dacheng Liantong”). Long Yun currently holds 100% of Dacheng Liantong. Dacheng Liantong is engaged in the business of providing a supply chain management platform for automotive parts suppliers, automobile repair shops, and logistics companies.

On August 22, 2019, we incorporated a wholly owned subsidiary, Zhejiang Shengqian Business Consulting Co., Ltd. (“Shengqian”). We dissolved Shengqian on August 19, 2021.

On April 1, 2021, Long Yun entered into an equity transfer agreement with Mr. Qiang Huang, who owned 100% of the equity interests in Hangzhou Xuzhihang Supply Chain Management Co., Ltd. (“Xuzhihang”), a limited liability company organized under the laws of the PRC. Xuzhihang provides supply chain management and other logistics related services. Pursuant to the equity transfer agreement, Mr. Qiang Huang transferred 60% of the equity interests in Xuzhihang to Long Yun for a consideration of RMB600,000.

On June 28, 2021, we, through Sweet Lollipop, formed a wholly owned subsidiary, Meta Rich Limited (“Meta Rich”), in the British Virgin Islands.

On July 7, 2021, we, through Long Yun HK, formed a wholly owned subsidiary, LSQ Capital Limited, in Hong Kong.

On October 29, 2021, Meta Rich, together with Antalpha Technologies Limited, a British Virgin Islands business company (“Antalpha”), formed Metalpha. Meta Rich holds 51%, and Antalpha holds 49%, of the equity interests in Metalpha.

On December 29, 2021, the Company, through Meta Rich, formed a wholly owned subsidiary, Radiant Alpha Limited (“Radiant Alpha”), in the British Virgin Islands.

On March 18, 2022, the Company, through Long Yun HK, formed a wholly owned subsidiary, LSQ Investment Limited (“LSQ Investment”), in Hong Kong.

Our principal executive offices are located at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, and our phone number is +852-35652922. We maintain a corporate website at http://www.dvintinc.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this report. We have appointed Cogency Global Inc., with its address at 122 East 42nd Street, 18th Floor, New York, NY 10168 to serve as our agent to receive service of process.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

The VIE Agreements

On March 20, 2018, WFOE entered into the VIE Agreements with Long Yun and its shareholders. For accounting purposes, we control and receive the economic benefits of the VIE and its subsidiaries through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under IFRS.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Long Yun and WFOE, WFOE provides Long Yun with technical support, consulting services, and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Long Yun granted an irrevocable and exclusive option to WFOE to purchase from Long Yun, any or all of Long Yun’s assets at the lowest purchase price permitted under PRC law. Should WFOE exercise such option, WFOE, Long Yun, and the Long Yun Shareholders will enter into a separate asset transfer or similar agreement. For services rendered to Long Yun by WFOE under the Exclusive Business Cooperation Agreement, WFOE is entitled to collect a service fee calculated based on the amount time spent by WFOE to render such services, multiplied by the corresponding billing rate of WFOE, plus a services fee determined by the board of directors of WFOE based on the value of the services rendered by WFOE and taking into account the actual net income of Long Yun.

The Exclusive Business Cooperation Agreement will remain in effect for 10 years unless it is terminated by WFOE with 30-day prior notice. Long Yun does not have the right to terminate the agreement unilaterally. WFOE may unilaterally extend the term of the Exclusive Business Cooperation Agreement with prior written notice.

The CEO and president of WFOE, Mr. Limin Liu, effectively manages Long Yun pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Long Yun, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing, and other operational functions, through the VIE Agreements. The Exclusive Business Cooperation Agreement does not prohibit related party transactions, provided, however, that the audit committee of the Company is required to review and approve in advance any related party transactions, including transactions involving WFOE or Long Yun.

Share Pledge Agreement

Under the Share Pledge Agreement among the Long Yun Shareholders and WFOE, the Long Yun Shareholders pledged all of their equity interests in Long Yun to WFOE to guarantee the performance of Long Yun’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, should Long Yun or the Long Yun Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Long Yun Shareholders also agreed that upon the occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC law. The Long Yun Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Share Pledge Agreement will be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Long Yun. WFOE will cancel or terminate the Share Pledge Agreement upon Long Yun’s full payment of all fees payable under the Exclusive Business Cooperation Agreement.

The Share Pledge Agreement serves several functions: (1) guarantee the performance of Long Yung’s obligations under the Exclusive Business Cooperation Agreement and (2) ensure the Long Yung Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent. In the event that Long Yun or the Long Yun Shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE will be entitled to foreclose on the Long Yun Shareholders’ equity interests in Long Yun and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Long Yun and in this situation, WFOE may terminate the VIE Agreements after acquisition of all equity interests in Long Yun or form new VIE structure with the third parties designated by WFOE; or (2) dispose of the pledged equity interests retain the proceeds from such sale. In the event of such a sale of the pledged equity interests, the VIE structure evidenced by the VIE Agreements will be terminated.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Long Yun Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Long Yun. The option price is equal to the capital paid in by the Long Yun Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of this report, if WFOE exercised such option, the aggregate option exercise price that would be paid to the Long Yun Shareholders would be approximately $1.5 million, which is the aggregate registered capital of Long Yun. The option exercise price may increase in the event the Long Yun Shareholders make additional capital contributions to Long Yun.

The Exclusive Option Agreement, together with the Share Pledge Agreement and the Power of Attorney, enable WFOE to, for accounting purposes, control and receive the economic benefits of Long Yun’s business operation through the VIE Agreements, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under IFRS.

The Exclusive Option Agreement remains effective for a term of 10 years and may be renewed at WFOE’s election.

Powers of Attorney

Under the Powers of Attorney, each of the Long Yun Shareholders authorizes WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the articles of association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of Long Yun.

Although it is not explicitly stipulated in the Powers of Attorney, the term of the Powers of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

Each Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution, so long as the applicable Long Yun Shareholder is a shareholder of Long Yun.

 Risks Associated with Our Corporate Structure and the VIE Agreements

Because we do not hold equity interests in the VIE and its subsidiaries, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles, and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this annual report.

The VIE Agreements may not be effective as direct ownership in providing operational control. For instance, Long Yun and the Long Yun Shareholders could breach their VIE Agreements with WFOE by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The Long Yun Shareholders may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with Long Yun. In the event that Long Yun or the Long Yun Shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure— The VIE Agreements may not be effective in providing control over Long Yun” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The VIE Agreements are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under the VIE Agreements,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our Ordinary Shares may decline in value or become worthless.”

We are subject to certain legal and operational risks associated with being based in China, which could cause the value of our securities to become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIE and its subsidiaries, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, we, our subsidiaries, and the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction. As confirmed by our PRC counsel, Capital Equity Legal Group, we are not subject to cybersecurity review with CAC when the Measures for Cybersecurity Censorship became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Measures for Cybersecurity Censorship. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent greater oversight by the Cyberspace Administration of China (the ‘CAC’) over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.” According to our PRC counsel, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing. As of the date of this annual report, we, our subsidiaries, and the VIE and its subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and VIE, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIE to obtain regulatory approval from Chinese authorities for listing in the U.S. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection on October 2019 and it is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist or prohibit the trading of our Ordinary Shares. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Overview

We operate through the PRC operating entities and Metalpha. The PRC operating entities currently have one line of business, namely, supply chain management platform services. Historically, they also engaged in auto-parts procurement services and incubation services. Metalpha operates the cryptocurrency derivative product services.

The PRC operating entities ended the auto-parts procurement services in April 2019, and the following business description regarding such business is historical information only.

The PRC operating entities commenced their supply chain management platform services, which were developed and upgraded from their former auto-parts procurement services, in October 2019 94.31% and 100% of the business revenue generated for the fiscal years ended March 31, 2022 and 2021, respectively, was from the supply chain management platform services.

5.69% of the business revenue generated for the fiscal years ended March 31, 2022, respectively, was from Metalpha’s cryptocurrency derivative product services.

Historically, the operating entities’ revenue was generated from the following sources:

●	consulting fees for incubation services; and

●	procurement service fees paid for providing sourcing or procurement pursuant to their auto-parts procurement services.

Currently, the operating entities’ revenue is generated from the following sources:

●	transaction fees paid to the PRC operating entities for providing supply chain management platform services to auto parts suppliers through their supply chain management platform. The PRC operating entities receive a certain percentage of fees based on the aggregate amounts of purchase payments from their auto parts supplier partners.

●	Executing cryptocurrency-related transactions such as issuing derivative products to OTC clients and from its proprietary trading activities.

Former Lines of Business

The PRC operating entities used to offer incubation services pursuant to agreements on an ongoing and as-needed basis. The PRC operating entities offered these services, commencing from the time when a project first initiates a contribution campaign using their platform to the completion of project prototypes and/or product/service, and continuing until the project became profitable or no longer required or desired their services. These services included business and operation advisory services relating to marketing, sales and strategic planning, and guidance and general resources in ancillary services, such as human resources, legal, accounting, assisting with feasibility studies, and other types of services that projects need. The PRC operating entities did not intend to substitute for professional service providers, such as business operation professionals, accountants, or lawyers, and made referrals to third-party providers when needed. Due to market conditions, the PRC operating entities terminated the incubation services. During the fiscal years ended March 31, 2022, 2021, and 2020, the PRC operating entities did not generate any revenue through their incubation services.

In January 2018, the PRC operating entities commenced providing auto-parts related services. Historically, they provided procurement services, in the form of sourcing, accounts receivable financing, and logistics services to auto-repair shops that had demand for auto-parts from auto-parts suppliers, and auto-parts suppliers transacting with auto-repair shops. They received a 0.8% procurement fee based upon the total transaction amount of auto-parts that they procured or sourced for the auto-parts suppliers and the auto-repair shops, in addition to any logistics fees applicable. The PRC operating entities suspended such services in April 2019 and did not generate any revenue from such services during the fiscal years ended March 31, 2022, 2021, and 2020.

The Supply Chain Management Platform Services

The PRC operating entities began to provide supply chain management platform services to several auto parts suppliers and one auto parts logistics company in October 2019. The PRC operating entities aim to address the existing supply chain management issues in the Chinese auto parts industry—namely, there is no systematic purchase and payment processing platform for auto parts procurement in China. Conventionally, auto repair shops that purchase from auto parts suppliers have to rely on a series of unregulated and disarranged practices that vary greatly from transaction to transaction. This has resulted in substantive business problems for both auto parts suppliers and auto repair shops alike, such as high transaction costs, high liquidity risks, high default risks, inequitable accountability, and many others.

The PRC operating entities started to build their supply chain management platform in May 2019 with their own research and development team. The Supply Chain Management Platform is an integrated online supply chain processing center that provides auto parts suppliers, auto repair shops, and logistics companies with transaction data management, shipping and handling information management, and transaction financing. These services cover the most important aspects of auto parts procurement transactions in China. Auto parts suppliers can initiate the supply chain management platform services on the PRC operating entities’ platform by first engaging one of their qualified logistics partners. They then enter into an electronic procurement and shipping contract on the platform by logging in detailed transaction and shipping information. From there on, the Supply Chain Management Platform consolidates transaction information and shipping information for auto parts suppliers, the logistic partner, and auto repair shops.

Auto parts logistics companies in China are small-sized business entities that transport auto parts purchased by auto repair shops to a designated delivery address while collecting payments from auto repair shops. These logistics companies typically transfer the payment received from auto repair shops to the relevant auto parts suppliers for their purchases within 15 to 30 days. Such delay in payment may create liquidity issues for auto parts suppliers, who would prefer to pay a premium for receiving purchase payments within five days. The PRC operating entities created the Supply Chain Management Platform to address this business need. The PRC operating entities typically advance the aggregate amounts of purchase payments in full to auto parts suppliers within three days, upon confirmation from the logistics partner that it has collected purchase payments from auto repair shops. The PRC operating entities charge auto parts suppliers they work with a service fee based on a certain percentage of the aggregate amounts of purchase payments made by the auto repair shops. The PRC operating entities do not directly charge auto parts suppliers for the service fee, but rather, when their logistics partner confirms auto repair shops’ receipt of auto parts and its collection of payments, they advance only a certain percentage of the aggregate amounts of purchase payments to the auto parts suppliers and keep a certain percentage of the aggregate amounts as service fee. After the logistics partner collects the payment from the repair shop, it returns 100% of the payment to the PRC operating entities, usually within three days. The PRC operating entities do not obtain promissory notes or other financial instruments from the logistics partner for the purchase advance; however, they require the legal representative of such logistics partner to sign an unlimited personal liability agreement for each separate transaction, so that they can seek repayment from such legal representative through court proceedings in case of a payment default by the logistics partner.

During the fiscal year ended March 31, 2022, the PRC operating entities offered supply chain management platform services for 43,283 transactions ranging from RMB1,200 to RMB99,975 per transaction, with an average amount of RMB23,681.42. During the fiscal year ended March 31, 2021, the PRC operating entities offered supply chain management platform services for 17,742 transactions ranging from RMB130.00 to RMB138,000.00 per transaction, with an average amount of RMB7,778.93. To repay purchase advances made by the PRC operating entities to auto parts suppliers, the auto repair shop partners pay by electronic transfer. The PRC operating entities have not experienced any delays or delinquencies from the auto repair shop partners since October 2019. For the fiscal years ended March 31, 2022 and 2021, we generated revenue of $2,032,916 and $225,749, respectively, from the PRC operating entities’ supply chain management platform services business.

The PRC operating entities have obtained all necessary permits and licenses to conduct their supply chain management platform services business.

Registration Process on the Supply Chain Management Platform

The logistics partner and auto part suppliers the PRC operating entities work with go through the following procedures to register their accounts on the Supply Chain Management Platform and are required to:

●	provide required due diligence documents including, but not limited to, business licenses, legal representative’s social identification card, transaction information in the past six months;

●	schedule an onsite inspection of their respective business by the PRC operating entities’ due diligence staff members,

●	review and sign a Software-as-a-Service Agreement,

●	review and sign a Supply Chain Management Platform Service Agreement that governs the responsibilities and cooperative relationship between the supply chain management platform and the applicant, and

●	review and sign an unlimited personal liability agreement that clarify the personal payment responsibility of logistics partner’s legal representative when the logistics partner defaults on its payments.

As a general rule, the PRC operating entities do not set limits or restrictions to the aggregate purchase amounts that a customer can engage in the supply chain management platform. However, they do refrain from providing supply chain management platform services to any auto repair shop who have records in payment delays or delinquencies.

Upon completing review of all required items for application, the approval process is complete and a supply chain management platform account is created. At that point, all transactions and related shipping, handling, and logistics information are recorded in the Supply Chain Management Platform. The PRC operating entities charge a certain percentage of service fee per auto parts transaction for the supply chain management platform services payable by the partnered auto parts suppliers.

Beyond the steps described above, the PRC operating entities do not make any further determination of the eligibility of potential business partners. The PRC operating entities rely mostly on their business partners’ representation to them and their on-site due diligence procedures. In general, the due diligence procedures and background checks are very different from those used by banks or other financial institutions, which typically go to greater length to minimize the risk of default. Even though the PRC operating entities have yet to experience any delay or defaults in payments, we cannot guarantee that they will continue experience zero or lower default rate than that of financial industry’s practice.

Risks Associated with Supply Chain Management Platform Services—Default and Collection

The PRC operating entities do not obtain security for their advances principally because, even assuming their logistics partner would have potential collateral to offer as security, the small size of each particular transaction does not justify the time, effort and expense of identifying the collateral and properly obtaining a security interest in such collateral. As a result, all of their payments made to auto parts suppliers are unsecured. This means that, absent court or other legal action compelling the logistics partner to repay the PRC operating entities, they rely principally on the willingness and ability of their logistic partner to send them the payment it collected from the auto repair shops.

The PRC operating entities have not experienced any delay or default in payment in the short period of time since they started the supply chain management platform services business in October 2019. In case of a default, they will first engage in industrial collection practices that include attempts to contact the logistics partner and obtain payment, and attempts to contact the logistics partner’s legal representative to satisfy the owed amount. The costs involved in these initial collection efforts are minimal as they only involve some employee time. If initial collection efforts prove to be futile, they would then proceed through litigation and court procedures, for which the default logistics partner would pay for all legal costs the PRC operating entities would incur in the process according to the laws of the PRC. According to the signed unlimited personal liability agreement, the legal representative or the controller of the logistics company would be liable for the default amount, and his or her personal assets such as bank deposits, real assets, or personal properties would be used to pay off the amount owed to the PRC operating entities.

Marketing

With respect to the supply chain management platform service, the PRC operating entities’ marketing efforts focus on establishing working relationships through frequent on-site visits with local logistic companies, who have close business relationship with local auto-parts suppliers and repair shops. Such personal marketing method involves minimal expenses, and they did not engage in any marketing activities with third-parties or incur any marketing expenses with respect to the supply chain management platform services. As of the date of this annual report, the PRC operating entities have served a total of 6 auto-parts suppliers as clients, whose business coverages include over 1,000 auto-repair shops located in most cities in Zhejiang Province.

Competition

The PRC operating entities have temporarily suspended their incubation services on October 1, 2019 and they have not generated any revenue from such business since then. They expect to resume this segment of business when market conditions improve. We believe that the PRC operating entities are one of the few platforms in the PRC market that provides high-quality incubation services to entrepreneurs, although we are aware that there are a number of incubation facilities, including those with which the PRC operating entities have a formal or informal relationship. By providing these value-added services, we believe that projects on the PRC operating entities’ platform could have a better chance of success in both product development and completing a fundraising campaign. We believe that the PRC operating entities are the leading company for incubation projects, facing only moderate level of competition in PRC.

The Chinese auto parts procurement industry has a large yet fragmented market. The Chinese auto parts procurement industry does not have a standard model of auto parts procurement, handling, delivery and transactions, resulting a highly fragmented, decentralized, and inefficient market. With breakthroughs in computer technology, the PRC operating entities are able to integrate all essential aspects of auto parts procurement procedures and consolidate information as well as economic resources. The end product, Supply Chain Management Platform, is a one of its kind supply chain management platform in the industry. Even though the PRC operating entities have found business opportunities in a niche market, they will very likely face competition with respect to their integrated supply chain management platform services from major auto parts suppliers in China in their effort to further reduce operation costs and improve their cash flows. Some of the PRC operating entities’ major competitions in supply chain management platform service are as follows:

Business Category	Name of the Competitor	The Core Business
Traditional Auto-Parts Supplier and Manufacturer	Jingu Co., Ltd. (Auto Parts Business Trade Name: Automobile Superman)	Supply Chain B to B and B to C Services

E-Commerce and Retail Company	Alibaba Group Holding Limited (Auto Parts Business Trade Name: New Carzone)	Supply Chain B to B and B to C Services.

E-Commerce and Retail Company	JD.com, Inc.	Supply Chain B to B and B to C Services.

Online Auto Parts Trading Platform	Guangzhou Baturu Information Technology Co., Ltd.	Supply Chain B to B Services.

Online Auto Parts Trading Platform	Kaisi Times Technology (Shenzhen) Co., Ltd.	Supply Chain B to B and B to C Services.

Strategy

The current business strategies of supply chain management platform are to: (1) expand their partnership with local and regional logistic companies while attracting business cooperation opportunities with major auto parts suppliers. The PRC operating entities’ supply chain management platform services depend on highly qualified and well-connected logistic partners and auto parts suppliers, through which they will further engage in auto parts procurement and transactions of different sizes at local and national scales. Currently, the PRC operating entities work with four logistic partners and 6 auto parts suppliers. The PRC operating entities plan to expand their marketing efforts and reach more logistic partners and auto parts suppliers in Hangzhou, Zhejiang Province and beyond, attracting auto repair shops and fulfilling their procurement needs through the PRC operating entities’ connection with logistic partners and auto parts suppliers via their platform.

PRC Regulations

This section summarizes the principal regulations in relevant jurisdictions related to the PRC operating entities’ business.

Regulation on Supply Chain Management Platform Services

The operation of our supply chain management platform services includes operations related to commercial internet information services via the Internet. Certain categories of practices related to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security and censorship, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

●	the MOFCOM;

●	China’s National Bureau of Administration for Commerce and Industries; and

●	the MIIT.

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

The PRC operating entities have obtained their ICP License in August, 2019.

The online payment processing is an integral part of the PRC operating entities’ platform service. They use Allin Pay. Allin Pay helps the PRC operating entities handle the payment flows on their platform. Allin Pay is subject to numerous regulations relating to such matters as privacy, receipt and transmission of payments and money laundering.

Regulations on PRC Employment

The principle regulations that govern employment and labor matters in the PRC include: (i) Labor Law of the PRC, which was promulgated on July 5, 1994, and became effective on January 1, 1995 and last amended on December 29, 2018; (ii) the Labor Contract Law of the PRC which was promulgated on June 29, 2007 and last amended on December 28, 2012, and (iii) the Implementing Regulations of the Labor Contract Law of the PRC which was promulgated by the State Council on September 18, 2008;

According to the regulations above, labor relationships between employers and employees must be executed in written form, and wages shall not be lower than local standards on minimum wages and shall be paid to employees timely. In addition, all employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

Regulations on PRC Social Welfare

Employers in PRC are required by PRC laws and regulations to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. According to the Social Insurance Law of the PRC promulgated on October 28, 2010, and became effective on July 1, 2011 and last amended on December 29, 2018, together with other relevant laws and regulations, any employer shall register with the local social insurance agency within 30 days after its establishment and shall register for the employee with the local social insurance agency within 30 days after the date of hiring. An employer shall declare and make social insurance contributions in full and on time. The occupational injury insurance and maternity insurance shall be only paid by employers while the contributions of basic pension insurance, medical insurance and unemployment insurance shall be paid by both employers and employees. Any employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline. If the employer still fails to rectify the noncompliance within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue.

According to the Regulations on Administration of Housing Fund promulgated on April 3, 1999, and last amended on March 24, 2019, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, a petition may be made to a local court for enforcement.

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

With respect to the establishment and operation of wholly foreign-owned projects, the MOFCOM and the NDRC promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on September 30, 2019, which came into effect on September 30, 2019. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. According to the Catalogue, the supply chain management platform services are not prohibited.

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

In order to comply with such foreign ownership restrictions, we operate a part of our business in China through Long Yun. We operate our remaining business in China through Taikexi, in which our wholly owned subsidiary WFOE owns 60% of equity interest.

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

Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on the use of Internet to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators, like our platform, from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Additionally, under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only such information necessary for the provision of its services. An ICP service operator is also required to properly store users’ personal information, and in case of any leak or potential leak of users’ personal information, the ICP service operator must take immediate remedial measures and, in extraordinary circumstances, report immediately to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of users’ personal information are subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also maintain such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or proving such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The PRC operating entities require their users to accept a user agreement whereby they agree to provide certain personal information to the PRC operating entities, and have established information security systems to protect users’ privacy.

Regulations of Foreign Exchange

Under the PRC Foreign Exchange Administration Regulations promulgated on January 29, 1996 and amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct equity investments, loans, repatriation of investment, and investments in securities abroad, unless prior approval is obtained from the SAFE and prior registration with SAFE is made.

SAFE promulgated the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE further promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

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

The Cryptocurrency Derivative Products Services

Metalpha commenced its current cryptocurrency derivative products services in December›2021. Metalpha makes markets in cryptocurrency-related products, including over-the-counter (OTC) derivative instruments and structured products. Metalpha also works with clients to create specially-tailored instruments to enable sophisticated investors to establish or liquidate investment positions or undertake hedging strategies. Metalpha generates revenue from executing cryptocurrency-related transactions and from its proprietary trading activities.

On December 23, 2021, Metalpha entered into a Product Purchase Agreement and a Trading Account Management Agreement with Antalpha, pursuant to which Antalpha purchased from Metalpha various cryptocurrency derivative products. The underlying assets of the cryptocurrency derivative products included Bitcoin, Ethereum, Binance Coin, Tether, etc.

Fair value gain of approximately US$122,711 (2021: Nil) from remeasurement of digital assets at March 31, 2022, to the extent it is not offset by remeasurement of digital asset payables to customers at the same date, is presented as part of the “fair value change of proprietary trading digital assets” in the consolidated statements of profit or loss and other comprehensive income. Net fair value gain of approximately US$124,611 (2021: Nil) from remeasurement of digital assets at March 31, 2022, to the extent it is offset by remeasurement of digital asset payables to customers at the same date.

Marketing

The company has not conducted any extensive marketing for cryptocurrency-related businesses, and has only conducted trial lines of Internet advertising. The related business is still in the early stage of development, and we will market it within the scope of legal requirements once the business model and compliance structure are in place.

Strategy

The operating entities’ business strategies for their current two business segments (namely, cryptocurrency derivative product services by Metalpha and supply chain management platform services by the PRC operating entities) are constantly being tested by the market.

The current business strategies of cryptocurrency derivative product services are: (1) keeping up with the rapid development of the digital currency industry and the web3 industry; (2) setting large institutions and high net worth individuals in the cryptocurrency world as the main target customers.

(1).	Keeping up with the rapid development of the digital currency industry and the web3 industry. The cryptocurrency industry and the web3 industry have seen a huge growth in the last 3 years. Over the years, cryptocurrencies have been increasingly recognized by the traditional financial industry, and traditional internet companies like Facebook have also invested a great deal of attention in web3. We believe that this wave of development will not stop for the next decades, and that there are more opportunities for new business development in this industry. At the same time, we have formed a team of elites from traditional financial companies and traditional Internet companies, so we can use our technical advantages and experience in the traditional industry to develop business in some less mature areas of the cryptocurrency industry, which will give us more relative competitive advantages.

(2).	Setting large institutions and high net worth individuals in the cryptocurrency world as the main target customers. Unlike other cryptocurrency businesses that consider end retail individual clients as their primary customer base, from the beginning, we have determined that the best customers for our products are large institutional and high net worth clients in the cryptocurrency world. First, institutional clients value the fixed return and risk hedging attributes that our products offer, and our trading and product design capabilities are more likely to be appreciated; second, prioritizing high net worth clients is a proven path in the traditional financial structured products industry; Lastly, our firm is in its infancy and our staff is still expanding, so we can serve a limited number of institutional clients more effectively with our corporate staff.

Oversea Regulations

This section summarizes the principal regulations in relevant jurisdictions related to the Metalpha’ business.

Regulation on Cryptocurrency Related Services in the British Virgin Islands

The British Virgin Islands adopts the Financial Action Task Force’s (“FATF”) definition of virtual asset, which is a digital representation of value that can be digitally traded or transferred and can be used for payment or investment purpose, but does not include digital representations of fiat currencies.

(1)	Existing Financial Service Legislation in the British Virgin Islands

The British Virgin Islands has not developed a specific regulatory framework for virtual assets (“VA”). The British Virgin Islands Financial Service Commission (“FSC”), which is the main regulator for virtual assets, published the Guidance on Regulation of Virtual Assets on July 10, 2020 (the “Guidance”), in accordance with which licensing, authorization or approval for virtual assets shall be considered under existing financial service legislation. Under the existing financial service legislation, virtual asset products may be captured from regulatory perspective in one of two ways:

●	Regulated Activities – At Initial Issue Investments

The FSC has confirmed that virtual assets and virtual assets-related products used as a means of payment for goods and services which provide the purchaser with an ability to only purchase goods and services would not be captured by financial service legislation. However, where a virtual asset product or service provides a benefit or right beyond a medium of exchange, it may be captured under the Securities and Investment Business Act of the British Virgin Islands (as amended) (the “SIBA”).

The SIBA provides that no person shall carry on “investment business” of any kind in or from within the British Virgin Islands unless licensed or authorised by the FSC to carry on such investment business unless otherwise excluded under Schedule 2. In case that the virtual asset related products constitute, including but not limited to, the mutual fund, shares or interests in an entity, debentures, instruments giving entitlement to shares, interests or debentures, certificates representing investments, options, futures, contracts for differences, long-term insurance contracts, and rights and interests in investments, the initial issuance of the same is likely to subject to the SIBA and, therefore, licence, authorisation and approval is required.

●	Regulated Activities – After Issuance

After issuance, activities involving virtual assets and virtual asset-related products that may be considered regulated activity and therefore require licensing in accordance with the following legislations:

●	SIBA

When a virtual asset product fits the definition of an investment, persons carrying on an investment business activity will require a licence. The following two conditions must be satisfied to determine whether a licence is required (1) whether the product satisfies the definition of an “investment” as outlined above under “Regulated Activities – At Initial Issue Investments” above; and (2) provided the definition of “investment” is met, an assessment is required to determine whether the investment activity is captured and not excluded pursuant to the SIBA.

●	Financial and Money Service Act (as amended) (“FMSA”)

The FMSA provides that licensing, registration and supervision of persons carrying on financing business and “money” services business in or from within the British Virgin Islands. “Money” is defined in the Regulatory Code (as amended) of the British Virgin Islands as including notes and coins; postal orders; cheques of any kind, including travellers’ cheques; bankers’ drafts and other payable orders; and money deposited in an account; in each case, in any currency. “Coin” is defined in the Interpretation Act (as amended) of the British Virgin Islands to mean any coin that is legally current in the British Virgin Islands. Given the definitions outlined above, the transmission of virtual assets or virtual asset related products would not require a money services business licence. However, considering the impending launch of the Sandbox (as defined below), the views and guidance of the FSC should first be secured before proceeding with the activity in or from within the British Virgin Islands.

(2)	Financial Services (Regulatory Sandbox) Regulations(as amended) of the British Virgin Islands

Notwithstanding the existing financial service legislation, the FSC also introduces the Financial Services (Regulatory Sandbox) Regulations(as amended) (the “Sandbox Regulations”) in the British Virgin Islands to launch a regulatory sandbox designated to support and facilitate innovation in the financial technology sector and allow businesses to trail new products and services which amount to “innovative FinTech” (the “Sandbox”), for a limited period, without the need to apply for a licence to conduct financial service business in the British Virgin Islands. Pursuant to the Sandbox Regulations, “innovative FinTech” is defined as the “development or implementation of a new system, mechanism, idea, method, or other arrangement through the use of technology to create, enhance or promote a product or service with respect to the conduct or provision of a financial services business”. The Sandbox is open to a (i) BVI business company; (ii) a foreign company; (iii) a limited partnership; (iv) a micro business company; (v) the licensee; and (vi) any other person that the FSC wishes to consider for participating in the Sandbox. In approving an applicant as a Sandbox participant, the FSC must be satisfied that:

●	it has received all requisite information and documents from the applicant

●	the applicant is fit and proper

●	the granting of approval is not against the public interest

The maximum period permitted under the Sandbox Regulations is 18 months; although, an application to extend this by up to 6 months may be submitted to the FSC (by no later than 30 days before the end of the period). At the end of a Sandbox participant’s period, the participant may elect to either apply to become a fully licensed entity under applicable BVI regulatory legislation, or cease its Sandbox operations. The FSC may revoke a Sandbox participant’s approval to participate in the Sandbox in certain circumstances as specified in the Sandbox Regulations.

(3)	The ML/TF/PF (defined below) Regime in the British Virgin Islands

The British Virgin Islands, as an international finance centre, remains committed to the global fight against money laundering (“ML”), terrorist financing (“TF”) and proliferation financing (“PF”) by ensuring that it is in compliance with FATF’s International Standards on Combatting Money Laundering and the Financing of Terrorism and Proliferation (the “FATF Recommendations”). Under the ML/TF/PF regime in the British Virgin Islands, in conducting “relevant business”, a relevant person shall comply with certain obligations, including but not limited to maintaining identification procedures, record keeping procedures, internal reporting procedures and internal control and communication procedures, and taking appropriate measures to make employees aware of the legislations and providing training for employees, before forming a business relationship or carrying out a one-off transaction with or for another person. The virtual assets provider service is not within the scope of “relevant business” for the time being.

However, in response to FATF’s Recommendation 16 prescribing that originating virtual asset service providers must obtain, and hold required accurate originator information along with the required beneficiary information on virtual asset transfers, the FSC has solicited public consultations on the amendments to the Anti-money Laundering Regulations and Anti-money Laundering and Terrorist Financing Code of Practice (the “AML Consultation Papers”) since July 2022. The AML Consultation Papers contain provisions pertaining to the identification, verification, production, record keeping and other relevant obligations relating to the business of carrying on or providing virtual asset service within the meaning of the Virtual Assets Service Providers Act (as amended) of the British Virgin Islands, when a transaction involves virtual assets valued at $1,000 or more.

Regulation on Cryptocurrency Related Services in Hong Kong

Currently, there is no specific legislative framework in Hong Kong which regulates VA and therefore no single regulatory body governs such VAs. However, a number of financial regulators have issued guidance relating to VAs, including the Securities and Futures Commission (the “SFC”) and the Hong Kong Monetary Authority (the “HKMA”).

(1)	Securities and Futures Commission

Entities conducting activities relating to VAs where the relevant VA fits the definition of “securities” or “futures contracts” under the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) are subject to the offering or marketing restrictions, licensing and registration requirements therein and must comply with the anti-money laundering (“AML”) and counter-terrorist financing (“CTF”) requirements under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance of Hong Kong (Cap. 615) (the “AMLO”). The vast majority of VAs (such as Bitcoin) do not fit the definition of “securities” or “futures contracts”, but the SFC has imposed specific regulatory requirements on VA portfolio managers and distributors of VAs.

On 1 November 2018, the SFC published a Statement on Regulatory Framework for Virtual Assets Portfolio Managers, Fund Distributors and Trading Platform Operators (the “Regulatory Framework Statement”). The Regulatory Framework Statement brings portfolio manager and distributors of funds dealing with VAs under the SFC’s regulation and seeks to imposes further regulatory requirements on such licensed corporations that the SFC currently regulates.

On 4 October 2019, the SFC published a Proforma Terms and Conditions for Licensed Corporations which Manager Portfolios that Invest in Virtual Assets (the “Terms and Conditions”). The Terms and Conditions apply to licensed corporations which manage or plan to manage funds (or portfolio of funds) with a stated investment objective to invest in VAs or an intention to invest 10% or more of the gross asset value of the fund in VAs. The Terms and Conditions plans to subject the VA fund managers to the same regulatory requirements irrespective of whether the VAs under their management constitute “securities” or “futures contract” and sets forth principles that are based on existing requirements under the rules and guidelines published by the SFC but are adapted to address the particular risks related to VAs, including restrictions on distribution of any VA fund, custody of assets and disclosure or reporting requirements.

On 28 January 2022, the SFC and the HKMA issued a Joint Circular on Intermediaries’ Virtual Asset-Related Activities (the “Joint Circular”). The Joint Circular replaces the Regulatory Framework Statement on distribution of VA funds. The Joint Circular applies to intermediaries that wish to engage in the distribution of VA-related products and the provision of VA dealing and advisory services. The Joint Circular sets out new requirements (such as additional investor protection measures) and reminds intermediaries of the existing requirements that apply to the relevant activities:

●	Distribution of VA-related products - intermediaries distributing VA-related products considered to be complex products should comply with the SFC’s requirements governing the sale of complex products, including ensuring the suitability of VA-related products. Intermediaries should also observe additional investor protection measures on the distribution of VA-related products, including selling restrictions and VA knowledge test. Intermediaries are further expected to comply with additional regulatory requirements when distributing VA-related products, including requirements related to selling restrictions, suitability obligations, VA-related derivative product, financial accommodation, information to clients and warning statements.

●	Provision of VA dealing services – intermediaries should only partner with SFC-licensed VA trading platforms for the provision of VA dealing services and should only provide such services to professional investors. Intermediaries are expected to comply with all regulatory requirements imposed by the SFC and the HKMA when providing dealing services and should only provide such services to existing clients to which they provide services in Type 1 (dealing in securities) regulated activities.

●	Provision of VA advisory services – intermediaries are expected to comply with all regulatory requirements imposed by the SFC and the HKMA when providing advisory services and should only provide such services to existing clients to which they provide services in Type 1 (dealing in securities) or Type 4 (advising on securities) regulated activities.

(2)	Hong Kong Monetary Authority

On 12 January 2022, the HKMA released a Discussion Paper on Crypto-Assets and Stablecoins (the “Discussion Paper”). The Discussion Paper proposes to bring activities related to payment-related stablecoins into the licensing regime under the Payment Systems and Stored Valued Facilities Ordinance (Cap.584) of Hong Kong. The new licensing regime will adopt a risk-based and proportionate approach and will focus on payment-related stablecoins at the initial state and will require an HKMA licence for carrying out stablecoin-related activities in Hong Kong and actively marketing of such activities to the public in Hong Kong. The HKMA intends to introduce the new regime no later than year 2023 or 2024.

On 28 January 2022, the HKMA published a Circular on Regulatory Approaches to Authorised Institutions’ Interface with Virtual Assets and Virtual Asset Service Providers (the “HKMA Circular”). The HKMA Circular requires an authorised institution to:

●	ensure any VA-related activities that it intends to engage in will not breach any applicable laws and regulations in Hong Kong or any other relevant jurisdictions;

●	undertake risk assessments to identify and understand the associated risks, including to prudential supervision risks, AML/CTF and financial crime risk and investor protection risks involved in the authorised institutions’ conducting VA-related activities; and

●	discuss with the HKMA and other applicable regulators and obtain the HKMA’s feedback on the adequacy of their risk-management controls before launching relevant products or services.

(3)	New Licensing Regime for Virtual Asset Exchanges

Following a consultation process which started in November 2020, the Hong Kong government introduced the Anti-Money Laundering and Counter-Terrorist Financing (Amendment) Bill 2022 (the “AMLO Amendment”) on 6 July 2022. The AMLO Amendment introduces changes to the AMLO, including the introduction of a licensing regime for virtual asset service providers (“VASP”) and imposing statutory AML/CTF obligations on VASPs in Hong Kong.

Under the new licensing regime introduced by the AMLO Amendment, any person carrying on a business of providing VA services in Hong Kong, or holding themselves out as doing so, will need to be licensed as a VASP by the SFC. It will also be an offence for a person to actively market any VA service it provides outside Hong Kong to the public in Hong Kong without a VASP licence.

The AMLO Amendment defines VA as a digital representation of value that:

●	is expressed as a unit of account or a store of economic value;

●	either:

●	functions (or is intended to function) as a medium of exchange accepted by the public as payment for goods or services or for the discharge of debt, or for investment purposes; or

●	provides rights, eligibility or access to vote on the management, administration or governance of the affairs in connection with any cryptiographically secured digital representation of value; and

●	can be transferred, stored or traded electronically.

The AMLO Amendment defines VA services as only including the operation of an VA exchange, which is defined as the provision of services through means of electronic facility:

●	whereby:

●	offers to sell or purchase VAs are regularly made or accepted in a way that forms or results in binding transaction; or

●	persons are regularly introduced, identified to other persons in order that they may negotiate or conclude, or with the reasonable expectation that they will negotiate or conclude sales or purchases of VAs in a way that forms or results in a binding transaction; and

●	where client money or client VA comes into direct or indirect possession of the person providing such service.

The definition of VA service may be expanded by the Secretary for Financial Services and the Treasury through notice published in the Gazette.

It is intended that the provisions in relation to VA licensing regime under the AMLO Amendment will be effective from 1 March 2023. All VA exchanges that were in operation before 1 March 2023 will be given a transitional period of nine months until 30 November 2023 to make an application to the SFC for a VASP licence, or a clearance period of 12 months until 28 February 2024 to relocate their businesses away from Hong Kong. Overseas VA exchanges will be prohibited from actively marketing their services in Hong Kong when the new regime takes effect.

The SFC is the key regulator under the VA licensing regime and will be responsible for assessing licensing applications and supervising licensed VASPs. Applicants for VASP licence must satisfy certain requirements, including corporate structure and location, financial resources, fit and proper and premises approval. Once licensed, a VASP will subject to certain AML/CTF requirements and other ongoing obligations for investor protection purposes. The SFC will release more rules and guidelines before the commencement of the licensing regime, which will add to the licensed VASP’s compliance requirements.

Regulations relating to Labor and Social Welfare of Hong Kong

Our employees in Hong Kong are subject to the Hong Kong Employment Ordinance (the “EO”). The EO is the main employment legislation in Hong Kong, providing for certain minimum benefits and protections, including:

●	paid annual leave;

●	paid sick leave;

●	paid maternity leave; and

●	compensation payments in certain cases of severance, unfair dismissal or termination after long service.

Subject to limited exceptions, the EO applies to all employees working in Hong Kong, regardless of their nationality. Other mandatory laws that are likely to apply to the employment relationship with our Hong Kong employees include the following:

●	The Personal Data (Privacy) Ordinance. This ordinance regulates an employer’s collection or surveillance, use and disclosure of an employee’s personal data (including personal data contained in e-mails and phone calls).

●	Mandatory Provident Fund Schemes Ordinance. Subject to limited exceptions, this ordinance requires employers in Hong Kong to enroll employees in a Mandatory Provident Fund Scheme, to which the employer and employee must make certain contributions. Foreign nationals are exempt if they are posted in Hong Kong to work for a period not exceeding 13 months or belong to a retirement scheme outside of Hong Kong. In certain cases, a Hong Kong national working outside of Hong Kong may still be subject to this ordinance if the employment has sufficient connection with Hong Kong.

●	Occupational Safety and Health Ordinance. This ordinance imposes a duty on all employers, as far as is reasonably practical, to ensure the safety and health in the workplace of its employees. The Occupational Safety and Health Ordinance covers most industrial and non-industrial workplaces in Hong Kong.

●	Employees’ Compensation Ordinance. If an employee suffers injury arising out of and in the course of employment in Hong Kong (or overseas, if the travel is authorized by the employer), the employer is usually liable to compensate the employee under the Employees’ Compensation Ordinance. Eligible family members of an employee killed in an accident at work may also be entitled to compensation. If an employer carries on business in Hong Kong, its employees are protected under the ordinance. All employers are required to maintain valid employees’ compensation insurance policies to cover their liabilities under the ordinance and at common law.

●	Sex Discrimination Ordinance, Disability Discrimination Ordinance, Family Status Discrimination Ordinance and Race Discrimination Ordinance. All four of these ordinances legislate against various forms of discrimination.

●	Labour Tribunal Ordinance. This ordinance empowers the Labour Tribunal to hear and resolve disputes relating to employment contracts as well as alleged breaches of the Employment Ordinance. It potentially covers disputes involving foreign nationals or Hong Kong residents working abroad.

Seasonality

Currently, the operating entities’ business operations do not experience any seasonality.

Employees

As of March 31, 2022, we had an aggregate of 49 employees, of which 4 are employees of Long Yun, 9 are employees of Liantong, 3 are employees of LSQ, 4 are employees of Long Yun International Limited, and 29 are employees of Xuzhihang. As of March 31, 2021 and 2020, we had an aggregate of 43 and 21 employees, respectively. All of them are full-time employees.

The following table sets forth a breakdown of our employees by function as of March 31, 2022:

	As of March 31, 2022
Functions:	Number	% of Total
Management	6	12.24%
Sales	5	10.21%
Technical support	4	8.16%
Operations	29	59.18%
General and administrative	5	10.21%
Total	49	100.0

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

Intellectual Property

Intellectual property is an essential aspect of the PRC operating entities’ platform operation. They rely on a combination of copyright, trade secret, and other rights, as well as confidentiality procedures and contractual provisions to protect their technology, processes, and other intellectual property. The PRC operating entities own and operate, through Taikexi, the intellectual property underlying their auto-parts service operation.

As of March 31, 2021, the PRC operating entities held 20 registered trademarks in the PRC, and had 23 domain names relating to their business, including our corporate website, www.dvintinc.com, their crowdfunding operation, website www.5etou.cn, and www.taxiqi.com for displaying their business and operation information, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center. The current ICP license for the PRC operating entities’ crowdfunding operation is in effect, although they suspend the crowdfunding operation. The PRC operating entities are not required to acquire an ICP license for their www.taxiqi.com website because Taikexi does not provide services through this website, and the website is used for information distribution and display only.

Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We have taken advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods makes it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

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

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. For example:

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

Tax

Long Yun, as a PRC entity, is subject to state and local enterprise income tax (“EIT”) according to applicable PRC tax rules and regulations. Taikexi, as a PRC entity, is subject to state and local EIT according to applicable PRC tax rules and regulations. They are currently subject to the authority of Hangzhou Shangcheng Tax Bureau of Zhejiang Province.

PRC enterprises are required to file provisional EIT returns with the local tax authorities within 15 days of the end of each quarter based on actual quarterly profits. Enterprises that have difficulty in paying quarterly tax based on actual quarterly profits may make payments based on the quarterly average taxable income in the preceding calendar year, or by any other methods approved by the relevant tax authorities. Long Yun and Taikexi have filed all quarterly EIT returns based on actual quarterly profits since their inception.

Final settlement of tax liability must be made within five months of the end of each calendar year in China, the EIT tax year end is December 31 and all enterprises are required to file their income tax return within five months after December 31. All EIT returns shall be based on Chinese GAAP. The accrued tax payables in the EIT return may be different from the annual audited financial statement, since Long Yun and Taikexi’s financial statements are prepared based on IFRS and use March 31 as fiscal year end, while the annual EIT return were for tax year ended December 31, 2022, 2021 and 2020, which were timely filed, and were based on China GAAP.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, the VIE, and subsidiaries of the VIE, as of the date of this annual report:

LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP Hong Kong
Hong Limited(1) British Virgin Islands
Ming Ni(2)
Other Shareholders
15.2%
6.5%
8.3%
76.8%
Dragon Victory International Limited Cayman Islands,2015
100%
Sweet Lollipop Co., Ltd. British Virgin Islands,2014
100%
Meta Rich Limited British Virgin Islands,2021
100%
51%
Radiant Alpha Limited British Virgin Islands,2021
Metalpha Limited(3) British Virgin Islands,2021
100%
Long Yun International Holdings Limited Hong Kong,2015
100%
100%
LSQ CAPITAL LIMITED Hong Kong, 2021
LSQ INVESTMENT LIMITED Hong Kong, 2022
Outside the PRC
Inside the PRC
100%
Hangzhou Dacheng Investment Management Co., Ltd. PRC, 2017
Contractual Arrangements
100%
Hangzhou Longyun Network Technology Co., Ltd. PRC, 2014
60.0024%
Hangzhou Taikexi Dacheng Automobile Technology Service Co. Ltd. (4) PRC
100%
Dacheng Liantong Zhejiang Information Technology Co., Ltd. PRC
10%
60%
Hangzhou Chechehui Auto Parts Co., Ltd (5) PRC
Hangzhou Xuzhihang Supply Chain Management Co., Ltd. (6) PRC

(1)	Hongyu Zhang, one of our former Directors, is the 100% owner of Hong Limited that holds 1,745,594 Ordinary Shares

(2)	Represents warrants held as of the date of this annual report by Ming Ni to purchase an aggregate of 2,000,000 ordinary shares of the Company and 400000 ordinary shares the company issued in the private placement executed in June 30, 2022.

(3)	Antalpha holds the remaining equity interests in Metalpha.

(4)	Mr. Mangyue Sun and Mr. Wenbin Liu holds the remaining equity interests in Taikexi.

(5)	Yu Tao and Yutian Dai holds the remaining equity interests in Hangzhou Chechehui Auto Parts Co., Ltd.

(6)	Mr. Chao Yang holds the remaining equity interests in Xuzhihang

Investors are purchasing their interest in the holding company in the Cayman Islands, Dragon Victory. The operations are conducted in our subsidiaries in the PRC and the VIE and its subsidiaries.

D. Property, Plants and Equipment

The address of our principal executive office is Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, where we lease office space of approximately 1,202 square feet, pursuant to a lease agreement with a third party, for the period from September 1, 2021 to August 31, 2024. The monthly rent is HKD63,706 and the monthly service charge is HKD12,260.40.

We lease premises at Room 1803, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China, of 288.8 square meters, pursuant to a lease agreement by and between Long Yun and an individual landlord, the lease expires on June 25, 2024. The annual rent is approximately RMB 266,558($42,048.49) and RMB 279,885.9 ($44,150.92) for each of the 12 months beginning on July, 2022 to June 25, 2024, respectively. Long Yun may terminate the lease with two months’ prior notice.

We lease premises at Room 1805, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China, of 145.39 square meters, pursuant to a lease agreement by and between Dacheng Liantong and an individual landlord, for the period of May 15, 2021 to July 3, 2022. The annual rent is approximately RMB 159,202 ($25,113.5) annually. The lease was not renewed after termination.

We lease premises at Siyanjing 49, Hangzhou, Zhejiang Province, China, of 260 square meters, pursuant to a lease agreement by and between Dacheng Liantong and an individual landlord, for the period of May 30, 2021 to May 30, 2027. The annual rent is approximately RMB 330,000 ($52,056.22) annually. Dacheng Liantong may terminate the lease with three months’ prior notice.

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

A. Operating Results

Key Line Items Affecting Our Results of Operations

Revenue

The following table sets forth revenue generated from each revenue source, both in absolute amount and as a percentage of total revenue for the years indicated:

	For the Years Ended
	March 31, 2022	March 31, 2021	March 31, 2020
Revenue
- Supply chain management platform service fee	2,032,916	225,749	11,252
- Fair value change of proprietary trading digital assets	122,711	-	-
Total revenue	2,155,627	225,749	11,252

Operating Cost and Expenses

Operating Expenses
Professional fees	816,406	168,862	457,764
Wages and benefits	876,512	438,259	576,995
Travel expenses	52,520	23,539	51,727
Depreciation of property, plant and equipment	64,977	76,509	86,406
Depreciation of right of use assets	90,327	52,745	36,465
Business taxes and surcharges	—	13,400	3,956
Meals and entertainment	13,299	9,964	34,312
Share-based compensation	1,468,800	—	—
Office expenses	120,854	—	—
Insurance costs	260,213	—	—
Provision for doubtful debt	—	—	880,795
Loss on termination of lease	—	10,952	—
Other	54,622	15,148	1,822
Advertising-Marketing and promotional expenditures	4,476,056	3,343,935	—
Total	8,294,586	4,153,313	2,130,242

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

For the year ended March 31, 2022

For the year ended March 31, 2022

	Metalpha	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$	US$
Revenue	122,711	-	2,032,916	-	2,155,627

Operating expenses	(75,785)	(2,835,845)	(2,292,667)	(3,425,111)	(8,629,408)

Other income (expenses)	1,930	(1,945,939)	1,393	(6,003,575)	(7,946,191)

Profit/(loss) before tax	48,856	(4,781,784)	76,464	(9,763,508)	(14,419,972)

Taxes	(8,061)	-	-	-	(8,061)

Net loss	40,795	(4,781,784)	76,464	(9,763,508)	(14,428,033)

Financial position

As of March 31, 2022

	Metalpha	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$	US$
Current assets	8,438,027	4,644,940	5,409,384	5,133,929	23,626,280
Non-current assets	-	35,874	213,844	462,741	712,459
Total assets	8,438,027	4,680,814	5,623,228	5,596,670	24,338,739

Current liabilities	(6,434,996)	(557,619)	(464,803)	(2,574,109)	(10,031,527)
Non-current liabilities	-	-	(105,540)	-	(105,540)
Total liabilities	(6,434,996)	(557,619)	(570,343)	(2,574,109)	(10,137,067)

Net assets	2,003,031	4,123,195	5,052,885	3,022,561	14,201,672

The following provides the results of operations and the financial position of the Company’s operating segments as of and during the year ended March 31, 2021. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Dacheng Liantong operating segment reflects the Company’s business of platform services.

Results of operations

For the year ended March 31, 2021 (Restated)

	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$
Revenue	-	225,749	-	225,749

Operating expenses	(3,026,631)	(389,672)	(737,010)	(4,153,313)

Other income (expenses)	343,839	15,403	(1,642,397)	(1,283,155)

Loss before tax	(2,682,792)	(148,520)	(2,379,407)	(5,210,719)

Taxes	-	-	-	-

Net loss	(2,682,792)	(148,520)	(2,379,407)	(5,210,719)

Financial position

As of March 31, 2021 (Restated)

	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$
Current assets	8,248,675	1,973,297	5,306,793	15,528,765
Non-current assets	62,287	1,283	37,665	101,235
Total assets	8,310,962	1,974,580	5,344,458	15,630,000

Current liabilities	(4,549,369)	(2,289,621)	(230,192)	(7,069,182)
Non-current liabilities	(9,837)	-	-	(9,837)
Total liabilities	(4,559,206)	(2,289,621)	(230,192)	(7,079,019)

Net assets/(liabilities)	3,751,756	(315,041)	5,114,266	8,550,981

Results of Operations for the Years ended March 31, 2022, and 2021:

For the year ended March 31, 2022, we generated total revenue of $2,155,627, 94.31% of which originated from our supply chain management platform service business. For the year ended March 31, 2021, we generated total revenue of $225,749, 100% of which originated from our supply chain management platform services business. We did not generate any revenue from our incubation, auto-parts platform procurement business, or listing service during the fiscal years ended March 31, 2022 and 2021.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses consist primarily of professional fees (including consulting, audit and legal fees) and data service fees for our corporate and technical staff and the personnel supporting our corporate and technical staff, wages and salaries, impairment loss, travel expenses, rent expenses, business taxes and surcharges, and advertising expenses.

Our selling, general and administrative expenses were $8,294,586 for the year ended March 31, 2022, representing $4,141,273, or 99.71% increase from $4,153,313 for the year ended March 31, 2021. The increase was due to IT fees and promotion expenses.

Other Income and Expenses

The Company’s other expenses was $7,946,191 for the year ended March 31, 2022, representing an increase of $6,663,036, or 519.27%, from $1,283,155 for the year ended March 31, 2021. The increase was due to the interest expense generated from convertible debentures and warrant related costs.

Net Loss

For the year ended March 31, 2022, the Company’s business operations resulted in a net loss before tax of $14,419,972, which represents a $9,209,253, or 176.73% increase from a net loss of $5,210,719 for the year ended March 31, 2021. The increase in net loss was mainly due to the increase of selling, general and administrative expenses and the interest expense generated from convertible debentures together with warrant related costs.

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

Our selling, general and administrative expenses were $4,153,313 for the year ended March 31, 2021, representing $2,023,071, or 94.97% increase from $2,130,242 for the year ended March 31, 2020. The increase was due to IT fees and promotion expenses.

Other Income and Expenses

The Company’s other expenses was $1,283,155 for the year ended March 31, 2021, representing a decrease of $1,943,052, or 294.45%, from other income of $659,897 for the year ended March 31, 2020. The decrease was due to the interest expense generated from convertible debentures.

Net Loss

For the year ended March 31, 2021, the Company’s business operations resulted in a net loss of 5,210,719, which represents a $3,724,213, or 250.53%, increase from a net loss of $1,486,506 for the year ended March 31, 2020. The increase in net loss was mainly due to the increase of selling, general and administrative expenses and the interest expense generated from convertible debentures.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended March 31,
	2022	2021	2020
	US$	US$	US$
Net cash (used in)/provided by operating activities	(4,859,157)	(3,102,525)	(1,442,779)
Net cash provided by/(used in) investing activities	422,886	1,292,890	739,297
Net cash provided by financing activities	8,984,175	3,025,391	258,258
Effect of exchange rate changes on cash and cash equivalents	(243,451)	(249,144)	422,550
Net (decrease)/increase in cash and cash equivalents and restricted cash	4,547,904	1,215,756	(445,224)
Cash and cash equivalents and restricted cash at beginning of the year	982,538	15,926	38,600
Cash and cash equivalents and restricted cash at end of the year	5,286,991	982,538	15,926

Cash and cash equivalents. Our cash and cash equivalents consist of cash, bank deposits, and other currency of value. As of March 31, 2022, 2021, and 2020, our cash and cash equivalents were $5,286,991 and $982,538, and $15,926, respectively. Our other receivables and prepayments as of March 31, 2022, 2021 and 2020 was $517,359, $5,512,848 and $762,396, respectively.

A majority of our future revenue is likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions.

We expect that substantially all of our future revenue will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, WFOE is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Operating Activities

Net cash used in operating activities for the fiscal year ended March 31, 2022 was $4,859,157, representing a increase of $1,756,632 or 56.62%, from net cash used in operating activities in the amount of $3,102,525 for the fiscal year ended March 31, 2021. Net loss for the fiscal year ended March 31, 2022 was $14,428,033, representing an increase of $9,217,314, or 176.89%, from a net loss of $5,210,719 for the fiscal year ended March 31, 2021. Changes in various asset and liability account balances throughout the fiscal year ended March 31, 2021 also contributed to the net change in cash used in operating activities. Among such changes, the increase in the ending balances of other receivable and prepayment balances from March 31, 2021 to March 31, 2022, as shown on the consolidated statement of financial position contributed to an increase to net cash in the amount of $(288,996) for the fiscal year ended March 31, 2022, as compared to an increase to net cash in the amount of $720,508 for the fiscal year ended March 31, 2021. The Company also had a net increase in accounts and other payables. The increase in accounts and other payables led to an increase of net cash flow provided by operating activities in the amount of $449,171, or 1,479%, from net cash used in the amount of $30,358 for the fiscal year ended March 31, 2021.

Net cash used in operating activities for the fiscal year ended March 31, 2021 was $3,102,525, representing a increase of $1,659,746 or 115.04%, from net cash used in operating activities in the amount of $1,442,779 for the fiscal year ended March 31, 2020. Net loss for the fiscal year ended March 31, 2021 was $5,210,719, representing an increase of $3,751,626 or 257.12%, from a net loss of $1,459,093 for the fiscal year ended March 31, 2020. Changes in various asset and liability account balances throughout the fiscal year ended March 31, 2021 also contributed to the net change in cash used in operating activities. Among such changes, the increase in the ending balances of other receivable and prepayment balances from March 31, 2020 to March 31, 2021, as shown on the consolidated statement of financial position contributed to an increase in net cash in the amount of $720,508 for the fiscal year ended March 31, 2021, as compared to a decrease to net cash in the amount of $121,463 for the fiscal year ended March 31, 2020. In addition, the increases in the ending balances of accounts and other payable balance from March 31, 2020 to March 31, 2021, as shown on the consolidated statement of financial position contributed to an increase in net cash in the amount of $30,358 for the fiscal year ended March 31, 2021, as compared to an decreases of net cash in the amount of $163,172 for the fiscal year ended March 31, 2020.

Investing Activities

Net cash provided by investing activities for the fiscal year ended March 31, 2022 was $422,886, primarily resulted from the acquisitions of investments with $92,458 and purchase of equipment and improvements with $288,329.

Net cash provided by investing activities for the fiscal year ended March 31, 2021 was $1,292,890, primarily resulted from disposal/(acquisitions) of investments.

Net cash provided by investing activities for the fiscal year ended March 31, 2020 was $739,297, primarily resulted from disposal/(acquisitions) of investments.

Financing Activities

Net cash provided by financing activities for the fiscal year ended March 31, 2022 was $8,984,175, primarily resulting from the contributed capital paid up in various newly incorporated subsidiaries and advances from shares issued on private placement with amount of $4,011,473, despite of repayment of convertible notes with $5,419,972.

Net cash provided by financing activities for the fiscal year ended March 31, 2021 was $3,025,391, primarily resulting from proceeds from issuance of ordinary shares and proceeds from issuance of convertible notes.

Net cash provided by financing activities for the fiscal year ended March 31, 2020 was $258,258, primarily resulting from the contributed capital paid up in various newly incorporated subsidiaries and advances from related parties.

Capital Expenditures

Our capital expenditure was $0, $0, and $0 for the fiscal years ended March 31, 2022, 2021, and 2020. We intend to fund our future capital expenditures with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Operating Lease Commitments for Office Facility

As of March 31, 2022, the Company had leased office premises. The future aggregate minimum contractual undiscounted cash outflows under operating leases are as follows:

Payment Due by Period
As of March 31, 2022
$
Operating Lease Obligations
Within one year (including one year)	120,592
More than One year	274,952
Total	395,544

For the years ended March 31, 2022, 2021 and 2020, the Company incurred lease payments under leases of $109,219, $69,609 and $75,930, respectively. The substantial movement in rental expenses was due to our Company’s decision to change its operating venues and the locations of its office.

In January 2019, the Company entered into a two-year lease agreement that expired on January 31, 2021 for office space in Hangzhou, China. In June 2020, the Company terminated this two-year lease agreement.

In June 2020, the Company entered into a lease agreement for office space in Hangzhou, China for a duration of two years. In May 2021, the Company entered into a lease agreement with the same landlord for a different unit in the building that expired on July 3, 2022.

In May 2021, the Company entered into a lease agreement for office space at a different location in Hangzhou, China for a duration of six years.

In July 2021, the Company entered into a lease agreement for office space in Hong Kong, China for a duration of three years.

Leases Commitments

For the years ended March 31, 2022, 2021, and 2020, the Company incurred interest expenses under capital leases of $0, $9,452, and $0, respectively.

Capital Commitments

There were no capital commitments for the fiscal year ended March 31, 2022.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Factors Affecting Our Results of Operations

COVID-19 Pandemic

The COVID-19 pandemic and the ensuing governmental measures designed to contain the spread of the virus, including travel restrictions, widespread mandatory quarantines, and suspension of business activities within China, have significantly affected business and manufacturing activities within China. Accordingly, the PRC operating entities’ business, results of operations and financial condition were adversely affected.

More specifically, the COVID-19 pandemic has negatively impacted the PRC operating entities’ businesses in the following ways:

●	The PRC operating entities’ incubation service depends on a wide array of offline in person activities, such as business meetings, new project seminars, and information trainings. The PRC operating entities have experienced substantial diminutions in these activities due to the COVID-19 pandemic and ensuing lockdowns, because the business partners in incubation projects worked remotely between January 2020 and May 2020 and the PRC operating entities could not organize large-scale offline activities during 2020. Due to the unfavorable market conditions, the PRC operating entities temporarily suspended their incubation services since October 2019. Accordingly, we did not generate any revenue from the PRC operating entities’ incubation services during the fiscal years ended March 31, 2021 or March 31, 2020; and

●	Between January and March 15 of 2020, the PRC operating entities’ staff and employees were instructed to work remotely. As a result, the PRC operating entities were not able to perform business operations on the supply chain management platform effectively during the period, resulting in a substantial impact upon our business performance.

As of the date of this annual report, Chinese industries have gradually resumed businesses, as government officials have started to ease the restrictive measures since April 2020. Although the PRC operating entities were able to resume their normal operation since March 2020, the COVID-19 pandemic materially adversely affected their business operations and financial results for 2020 and 2021. Since March 2022, localities in China are employing strict lock-down policies to manage the recent trend of rapid outbreaks.

The extent to which the COVID-19 pandemic impacts our results of operations in 2022 will depend on the future developments of the pandemic, including the global severity of, and actions taken to contain, the pandemic, which are highly uncertain and unpredictable. As of the date of this annual report, the PRC operating entities have not resumed their incubation services. We believe the PRC operating entities supply chain management platform services were not adversely impacted by the current COVID-19 situation. Revenue from the PRC operating entities supply chain management platform services during fiscal year ended March 31, 2021 increased by RMB1,447,374.69 ($214,497), or 1,858.22%, compared to 2020, and increased by 1,807,167 or 800.52% during fiscal year ended March 31, 2022, compared to 2021.

Economic and Political Risks

Our operations are mainly conducted through the PRC operating entities in the PRC. Accordingly, our business, financial conditions, and results are influenced by political, economic, and legal environment of the PRC.

Our results may be affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, industry production regulations and guidance, anti-inflationary measures, currency conversions, remittances abroad, and rates and methods of taxation, among other things.

E. Critical Accounting Estimates

Critical Accounting Policies, Estimates and Judgments

The consolidated financial statements of the Company have been prepared in accordance with IFRS. This basis of accounting involves the application of accrual accounting and consequently, revenue and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s consolidated financial statements are expressed in U.S. Dollars.

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

The preparation of financial statements in conformity with IFRS requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

IFRS 13 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

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

The following table summarizes our Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

(i) Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2022

Recurring fair value measurements:
Digital assets	-	8,438,027	-	8,438,027

Digital assets payables	-	-	6,200,109	6,200,109
Share purchase warrants	-	-	6,063,086	6,063,086

(ii) Reconciliation of liabilities measured at fair value based on level 3:

Digital assets payables
US$
As of April 1, 2021	-
Acquired during the year	8,735,145
Settlement by digital assets, for the year	(2,533,106)
Fair value gains recognized in profit or loss	(1,930)
As of March 31, 2022	6,200,109

Share purchase warrants
US$
As of April 1, 2021	-
Issued	6,063,086
As of March 31, 2022	6,063,086

(iii) Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements at March 31, 2022 and 2021:

The directors of the Company are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, the Company will normally engage external valuation experts with the recognised professional qualifications and recent experience to perform the valuations.

The Company’s digital assets payables and share purchase warrants are revalued at of March 31, 2022 by independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

Level 2 fair value measurements

		Significant unobservable input		Effect on fair
		As of March 31,	As of March 31,	value for increase of
Description	Valuation techniques and key inputs	2022	2021	inputs
Digital assets	The digital asset is quoted in unit of BTC. Price of the digital assets at level 2 fair value is referenced to quoted price of BTC.	Quoted price of BTC	-	Increase proportionately

The details on property and equipment consist of the following:

	March 31, 2022	March 31, 2021
Computer and equipment	$244,904	$198,637
Automobiles	364,767	99,939
	609,671	298,576
less: Accumulated depreciation	(311,697)	(250,284)
Total, net	$297,974	$48,292

Revenue Recognition

The underlying principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. IFRS 15 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. Our Company has applied the five-step model to recognize revenue when we are probable that we will collect the consideration we are entitled to in exchange for the services we transfer to our clients. Our Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

Currently, we derive revenue principally from one main business:

●	Transaction fee paid to us for providing supply chain management platform services to auto parts suppliers through our supply chain management platform. We receive fees based on a certain percentage of the aggregate amounts of purchase payments from our auto parts supplier partners.

Supply Chain Management Platform Services Fee

The PRC operating entities generate fees through their supply chain management platform services. They charge a certain percentage of service fees based on the aggregate amounts of purchase payments to their partnered auto parts suppliers. The PRC operating entities recognize such revenue when the procured auto parts are transferred to and accepted by the auto repair shops as the logistic company’s performance obligation is completed.

Fair value gain from trading of digital assets

Metalpha commenced its current cryptocurrency derivative products services in December 2021. Metalpha makes markets in cryptocurrency-related products, including over-the-counter (OTC) derivative instruments and structured products. Metalpha also works with clients to create specially-tailored instruments to enable sophisticated investors to establish or liquidate investment positions or undertake hedging strategies. Metalpha generates revenue from executing cryptocurrency-related transactions and from its proprietary trading activities. As of the date of this annual report, The revenue from trading of digital assets is $122,711.

Investments

Cost Method Investments

Direct and or indirect investments in business entities in which our Company does not have a controlling financial interest and has no ability to exercise significant influence over operating and financial policies (generally 0 to 20 percent ownership), are accounted for by the cost method.

Equity Method Investments

Direct and or indirect investments in business entities in which our Company does not have a controlling financial interest, and yet over whose operating and financial policies our Company has the ability to exercise significant influence (generally 20 to 50 percent ownership), are accounted for by the equity method.

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

These investments derived interests in the amount of $208,326, $413,691 and $667,898 for the years ended March 31, 2022, 2021, and 2020 respectively. The interests were recognized to our Company’s results of operations when they were earned. These investments were not collateralized with underlying assets by their issuers.

These investments are recorded as short-term investments as they had maturities with one year or less.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries and consolidated VIE of the Company is 6%. The Company accrues VAT payable when revenue is recognized.

Comprehensive Income

The Company follows IAS 1, “Presentation of Financial Statements,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

Foreign Currency Translation

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

	March 31,	March 31,	March 31,
	2022	2021	2020
1 US$ = RMB
Period/year end RMB:US$ exchange rate	6.3363	6.5536	7.08760
Period/annual average RMB:US$ exchange rate	6.4180	6.7772	6.97980
Period/year end HKD:US$ exchange rate	7.8325	7.7742	7.77050
Period/annual average HKD:US$ exchange rate	7.7844	7.7524	7.75880

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in fiscal year ended March 31, 2022, 2021 and 2020.

Deconsolidation

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

Recently Adopted Accounting Pronouncements

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Limin Liu	51	Chief Executive Officer, Chairman of the Board of Directors, and Director
Xiaohua Gu	49	Chief Financial Officer
Ming Ni	39	Chief Operating Officer and Director
Bingzhong Wang	39	President and Director
Wei Wang	51	Director
Bin Liu	48	Independent Director
Jingxin Tian	42	Independent Director
Kim Fung Lai	55	Independent Director
Sen Lin	46	Independent Director
Kiyohiro Kawayanagi	53	Independent Director

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

Mr. Xiaohua Gu has been our CFO since August 1, 2016. Mr. Gu is well suited for this position with more than 10 years of experience in financial auditing and accounting. Mr. Gu has been the CFO of Long Yun since October 2015. From July 2006 to February 2010, Mr. Gu was the Hangzhou branch manager of the KPMG Consulting (China) CO., Ltd. From March 2010 to February 2012, Mr. Gu was the partner of RichLink International Investment Co., Ltd. From March 2012 to present, Mr. Gu has been a Director of China Education Group, Associate Director of HEP CPA Shanghai Branch and a Director of Hailiang Education Group Inc. Mr. Gu holds a Master’s Degree in Newcastle University and a Master’s Degree in Finance in Leeds Metropolitan University.

Mr. Ming Ni as served as our COO and director since December 9, 2021. Mr. Ni has been a private investor since September 2020. From October 2018 to August 2020, Mr. Ni served as the vice president of 36Kr Group, a technology, media, and telecom company focusing on media and technology reports. From January 2016 to September 2018, Mr. Ni served as an executive director of Huarong International Financial Holdings, an investment company focusing on direct investment and asset management. Mr. Ni obtained his bachelor’s degree in Physics from Nanjing University in 2005, a master’s degree in Actuary and Investment Science from The Hong Kong Polytechnic University in 2008, and a master’s degree in Financial Mathematics and Statistics from The Hong Kong University of Science and Technology in 2010.

Mr. Bingzhong Wang has served as our director since December 9, 2021. Mr. Wang has extensive experience in financial investment and corporation management. He currently serves as a director at multiple companies including LSQ Investment Management Limited, Metalpha, and Natural Selection Capital Holdings Limited. From July 2017 to October 2020, Mr. Wang has served as the chief executive officer and an executive director at Loto Interactive Limited, a Hong Kong listed company mainly engaged in the provision of data analysis and storage services. Mr. Wang has served as an independent director at Peking University Resources (Holdings) Co., Ltd., a Hong Kong-based investment holding company principally engaged in sales of information products and real property-related businesses, since December 2021. Mr. Wang received his bachelor’s degree in Computer Science from Nanjing University in 2005 and his MBA degree from Hong Kong University of Science and Technology in 2013.

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

Mr. Kim Fung Lai has served as our director since December 9, 2021. Mr. Lai has been in the financial investment industry since 1996. Mr. Lai has served as an independent director at Goldstone Investment Group Limited, a Hong Kong listed investment holding company, since September 2020. He has also been an independent director since 2019 at AVIC International Capital (Hong Kong), an investment management institution. From July 2017 to August 2020, Mr. Lai served as the chief executive officer and an executive director at DTXS Silk Road Investment Holdings Company Limited, a Hong Kong listed investment company specializing in the finance, culture, and tourism industries. In addition, Mr. Lai served in multiple management positions at Hong Kong China Tourism Group (“HKCTG”) from 1998 to July 2017. As one of the founders of Hong Kong China Tourism Financial Investment Holdings Co., Ltd., a wholly-owned subsidiary of HKCTG, he served as the executive director and a deputy general manager from 2012 to 2017. Mr. Lai also served as a Deputy General Manager of the finance department at HKCTG in charge of capital operation and treasury management from 2007 to 2012. In addition, he was the vice president of China Travel Service Investment Co., Ltd from 2002 to 2005. Mr. Lai is a founding director of China Mergers & Acquisitions Association (Hong Kong) and serves as Chair of the Industrial Development Committee at the Hong Kong Society of Artificial Intelligence and Robotics. He is also a senior member of both the Chartered Institute of Bankers and the Hong Kong Institute of Bankers. Mr. Lai received his MBA degree from the University of Exeter in 1996 and his master’s degree in Advanced Accounting from the City University of Hong Kong in 2000.

Mr. Sen Lin has served as our director since December 9, 2021. Mr. Lin has over 18 years of experience in accounting and auditing. Since March 2021, Mr. Lin has served as the chief financial officer at Shenzhen Thunderstone Technology Co., Ltd., a company focusing on the research and development, production, and sales of electronic cigarettes. He has been an independent non-executive director since July 2017 at Loto Interactive Limited, a Hong Kong listed company mainly engaged in the provision of data analysis and storage services. From October 2020 to February 2021, Mr. Lin served as a partner at ONEWO Space-Tech Service Co., Ltd., a real property service provider. From June 2017 to April 2019, Mr. Lin served as the chief financial officer of 7Road Holdings Limited, a China-based investment holding company focusing on the development and operation of online games. From November 2006 to January 2017, he also served as the chief financial officer of Palm Commerce Information Technology (China) Co., Ltd., a company focusing on the development and operation of lottery software. From February 2001 to November 2006, Mr. Lin served as a manager of PricewaterhouseCoopers, and he became a certified public accountant in China in 2010. Mr. Lin received his bachelor’s degree in international business administration from Central University of Finance and Economics in 1998 and an EMBA degree from China Europe International Business School in 2011.

Mr. Kiyohiro Kawayanagi has served as our director since May 6, 2022. Mr. Kawayanagi has served as the Chief Executive Officer and Chairman of the board of directors of Pomelo Acquisition Corporation Limited, a blank check company incorporated as a Cayman Islands exempted company, since May 2021. Mr. Kawayanagi has been a founding partner of Bit World Japan Investment Limited, a Japanese investment firm, focusing on telecommunications, media, and technology areas, since its inception in March 2018. Prior to that, from March 2016 to March 2018, Mr. Kawayanagi served as a Managing Director for Zhongzhi Industry Investment Co., Ltd., a Beijing-based Chinese Private Equity Fund, and a Partner at Shanghai Honghao Investment Consulting Co., Ltd., an integrated consulting company, from December 2014 to February 2016. He also served as a Managing Director at Shanghai Fuson Hi-Tech (Group) Co., Ltd., a Shanghai-based Chinese investment firm, from April 2013 to November 2014. Mr. Kawayanagi served as the Assistant Director for DAIWA Securities Co., Ltd., the second largest investment bank in Japan, from June 2004 to April 2013, and served as an Associate Manager for NIKKO Securities Co., Ltd., the third largest investment bank in Japan, from April 1994 to December 1999. Mr. Kawayanagi received an MBA from the University of Arizona in 2004, and his bachelor’s degree in law from Waseda University in Japan in March 1994. Mr. Kawayanagi became a member of the Securities Analysts Association of Japan in October 1998.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There is no family relationship among any of our directors or executive officers.

B. Compensation of Directors and Executive Officers

For the year ended March 31, 2022, we paid an aggregate amount of RMB2,177,059 (approximately US$343,423) in cash as compensation to our directors and executive officers.

Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our PRC subsidiaries paid retirement and similar benefits for our officers and directors in the year ended March 31, 2022.

On June 30, 2022, the Company implemented its 2022 Performance Incentive Plan (the “Plan”) to foster the success of the Company and to increase shareholder value by providing an additional means, through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons, and to enhance the alignment of the interests of such selected participants with the interests of the Company’s shareholders. The Plan and a form of Share Unit Award Agreement have been approved by the Board of Directors of the Company for use in connection with the grant of share units of the Company to be issued under the Plan. Under the Plan, an aggregate of 3,300,000 Ordinary Shares are reserved for issuance for purposes of the Plan, subject to adjustments as contemplated by the Plan. No Ordinary Shares have been issued under the Plan as of the date of this annual report. The Company has elected to follow home country practice instead of Nasdaq Listing Rule 5635(c).

C. Board Practices

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

Board of Directors

Our board of directors currently consists of nine directors, including five independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to any separate requirement for Audit Committee’s (as defined in our articles of association) approval under applicable law or the listing rules of Nasdaq Capital Market, a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting. All of the directors will serve until and will stand for re-election on the date of the next annual general meeting, unless resigned or otherwise removed prior to such date.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of Mr. Bin Liu, Mr. Sen Lin, Mr. Kiyohiro Kawayanagi, and Ms. Jingxin Tian. Mr. Sen Lin is the chairman of our audit committee. We have determined that Mr. Bin Liu, Mr. Sen Lin, Mr. Kiyohiro Kawayanagi, and Ms. Jingxin Tian satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Bin Liu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee.

Our compensation committee consists of Mr. Bin Liu, Mr. Kiyohiro Kawayanagi, Mr. Kim Fung Lai, and Ms. Jingxin Tian. Ms. Tian is the chairperson of our compensation committee. We have determined that Mr. Bin Liu, Mr. Kiyohiro Kawayanagi, Mr. Kim Fung Lai, and Ms. Jingxin Tian satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Mr. Bin Liu, Mr. Sen Lin, Mr. Kim Fung Lai, and Ms. Jingxin Tian. Ms. Tian is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Bin Liu, Mr. Sen Lin, Mr. Kim Fung Lai, and Ms. Jingxin Tian satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Bin Liu, Sen Lin, Kim Fung Lai, Kiyohiro Kawayanagi, and Jingxin Tian satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors and the shareholders voting by ordinary resolution.

Employment Agreements

We have entered into employment agreements with each of our executive officers, where each is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a three-month prior written notice to terminate the employment prior to the expiration of such one-year term or unless terminated earlier pursuant to the terms of such employment agreements. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice to the Company or by payment of three months’ salary in lieu of notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 2, 2022 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 26,898,371 ordinary shares outstanding as of the date of this annual report.

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

Name of Beneficial Owners	Ordinary Share Number	Percentage of Total Ordinary Shares	Percentage of Aggregate Voting Power*
Directors and Executive Officers†:
Limin Liu (1)
Chief Executive Officer and Chairman	1,048,120	3.8	3.8
Xiaohua Gu (4)
Chief Financial Officer	50,000	1.9	1.9
Ming Ni (2)
Chief Operating Officer and Director	2,400,000	8.3	8.3
Bingzhong
Wang President and Director	600,000	2.2	2.2
Wei Wang (3)
Director	800,000	2.9	2.9
Bin Liu
Director	0	0	0
Jingxin Tian
Director	0	0	0
Kim Fung Lai
Director	0	0	0
Sen Lin
Director	0	0	0
Kiyohiro Kawayanagi
Director	0	0	0
All directors and executive officers as a group (10 individuals)	4,898,120	16.8	16.8
5% Shareholders:
LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP 3-212 Governors Square, 23 Lime Tree Bay Avenue, PO Box 30746, Seven Mile Beach, Grand Cayman, Cayman Islands	4,100,000	15.2	15.2
Hong Limited (5) Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands (3)	1,745,594	6.5	6.5

(1)	Includes 140,000 ordinary shares awarded to Limin Liu as Share Units under the 2020 Incentive Plan, 30% vested and 70% to be vested within 60 days from the date of this annual report; Includes an aggregate of 120,000 ordinary shares the company issued in the private placement executed on June 30, 2022.

(2)	Represents warrants held as of the date of this annual report by Ming Ni to purchase an aggregate of 2,000,000 ordinary shares of the Company and 400,000 ordinary shares the company issued in the private placement executed on June 30, 2022.

(3)	Wei Wang, one of our current Directors, is the 100% owner of White Knight Limited that holds 800,000 Ordinary Shares.

(4)	Represents 50,000 ordinary shares awarded to Xiaohua Gu as Share Units under the 2020 Incentive Plan, to be vested within 60 days from the date of this annual report.

(5)	Hongyu Zhang, one of our former Directors, is the 100% owner of Hong Limited that holds 1,745,594 Ordinary Shares. The share number described here is according to the most recent Schedule 13D Amendment to General Statement of Acquisition of Beneficial Ownership filed by Hong Limited on April 14, 2021.

*	For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.
†	Unless otherwise indicated, the address of our directors and executive officers is Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China.

As of the date of this annual report on Form 20-F, none of our existing shareholders have different voting rights from other shareholders as of the date of this annual report on Form 20-F. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Related parties’ relationships are as follows:

Name	Relationship
Mr. Hongyu Zhang	Shareholder; director of various subsidiaries
HangZhou TianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr. Mangyue Sun
Hangzhou Qianlu Information Technology Co. Ltd.	Common control by Mr. Hongyu Zhang as of March 31, 2021 and April 1, 2020
Hangzhou Yuao Investment Management Partnership	Common control by legal representative of Guanpeng
Hangzhou Yuao Venture Capital Co., Ltd	Common control by legal representative of Guanpeng
Mr. Limin Liu	Chief Executive Officer
Guo Ronghong Business Factoring Shenzhen Co., Ltd.	Common control by Mr. Hongyu Zhang as of March 31, 2021
Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd.	Common control by Mr. Wei Wang
Mangyue Sun	Legal representative and shareholder of Taikexi
Fang Qin	Spouse of Mangyue Sun
Antalpha Technologies Limited	Non-controlling shareholder of a subsidiary of the Company

Loan receivables – related parties consisted of the following:

	As of March 31, 2022	As of March 31, 2021	As of April 1, 2020
	US$	US$	US$
Hangzhou Yuao Investment Management Partnership	-	-	1,328,613
Hangzhou Yuao Venture Capital Co., Ltd	2,245,200	2,273,636	2,050,093
Guo Ronghong Business Factoring Shenzhen Co., Ltd	-	1,845,428	-
Total	2,245,200	4,119,064	3,378,706

The Company currently subscribes to certain wealth management product from Hangzhou Yuao, which is a related party to the Company. The maturity date for such investment is less than one year.

Other related parties’ payables consisted of the following:

	March 31, 2022	March 31, 2021	April 1, 2020
	US$	US$	US$
Mr. Hongyu Zhang	-	-	8,100
HangZhou TianQi Network Technology Co. Ltd.	46,696	45,169	41,766
Hangzhou Qianlu Information Technology Co. Ltd.	27,568	25,247	353,824
Mr. Limin Liu	-	610,352	-
Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd.	205,070	-	-
Mangyue Sun	23,662	-	-
Fang Qin	47,324	-	-
Hangzhou Yuao Investment Management Partnership	-	7,603	-
Total	350,320	688,371	403,690

Outstanding payables to Mr. Hongyu Zhang, Hangzhou Qianlu Information Technology Co. Ltd., and Mr. Limin Liu consist of working capital advances and borrowings. These amounts are due on demand and non-interest bearing.

Outstanding payable to HangZhou TianQi Network Technology Co. Ltd., consist of rent owed which is non-interest bearing and due on demand.

Related party transactions with Antalpha:

On December 23, 2021, Metalpha entered into a Product Purchase Agreement and a Trading Account Management Agreement with Antalpha, pursuant to which Antalpha purchased from Metalpha various cryptocurrency derivative products. For details, see “Item 4. Information on the Company—B. Business Overview—The Cryptocurrency Derivative Products Services.”

As of March 31, 2022, the aggregate value of derivative products entered with Antalpha is US$8,735,145 while the derivative products expired to Antalpha is US$2,533,106.

As of August 14, 2022,The aggregate value of the products entered with Antalpha is approximately US$137.08 million.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

The VIE Agreements

See “Item 4. Information on the Company—B. Business Overview—The VIE Agreements.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our BVI subsidiary, Sweet Lollipop.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and VIE in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations through the current VIE Agreements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Long Yun to WFOE, pursuant to the VIE Agreements, and the distribution of such payments to Long Yun HK, to Sweet Lollipop, and to our Company as dividends. According to the PRC EIT Law, such payments from subsidiaries to parent companies in China are subject to the PRC enterprise income tax at a rate of 25%. In addition, if Long Yun or our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of SAFE, by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in PRC may be used to pay dividends to our Company. As of the date of this prospectus, WFOE has conducted the foreign exchange registration related to our Company under the existing PRC foreign exchange regulations, which enables WFOE to legally distribute its earnings to our Company.

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from the VIE to WFOE in accordance with the VIE Agreements. For services rendered to the VIE by WFOE under the Exclusive Business Cooperation Agreement, WFOE is entitled to collect a service fee from the VIE. Pursuant to the Exclusive Option Agreement, WFOE may at any time and under any circumstances purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC laws. For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure— The VIE Agreements may not be effective in providing control over Long Yun” and “— If the PRC government determines that the VIE Agreements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our Ordinary Shares may decline in value or become worthless.”

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “LYL.” Our Ordinary Shares began trading on October 20, 2017.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares, have been listed on the Nasdaq Capital Market since October 20, 2017 under the symbol “LYL.”

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

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibits 3.1 and 3.2 to our F-1/A (file No. 333-214932) filed with the SEC on July 19, 2017.

C. Material Contracts

August 2021 Securities Purchase Agreement

On August 9, 2021, the Company entered into a Securities Purchase Agreement (the “August 2021 SPA”) with LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP, a Cayman Islands Segregated Portfolio Company (“LSQ”), and certain other purchasers (the “Purchasers”) listed in Schedule A to the August 2021 SPA. In November 2021, the Company issued 4,100,000 Ordinary Shares to LSQ for an aggregate purchase price of $4,100,000 pursuant to the August 2021 SPA and in reliance on Rule 902 of Regulation S promulgated under the Securities Act.

On March 3, 2022, the Company, LSQ and the Purchasers entered into Amendment No.1 to Securities Purchase Agreement to extend the closing deadline applicable to the Purchasers. Pursuant to the Amendment to the August 2021 SPA, the closing applicable to the Purchasers will occur no later than 12 months following the effective date of the Registration Statements (as defined in the August 2021 SPA) covering the resale of all of the Purchaser’s Subscribed Shares (as defined in the August 2021 SPA).

August 2021 Consulting Agreement

On August 6, 2021, the Company entered into a Consulting and Warrant Issuance Agreement (the “August 2021 Consulting Agreement”) with Natural Selection Capital Holdings Limited, a Cayman company of which Mr. Bingzhong Wang is the sole shareholder, and Mr. Ming Ni. Pursuant to the August 2021 Consulting Agreement, Natural Selection Capital Holdings Limited and Mr. Ni agreed to provide certain services to the Company in connection with the development and ultimate transformation of the business of the Company into a blockchain-related business, and the Company agreed to, among other things, issue warrants to Natural Selection Capital Holdings Limited in four equal tranches to purchase an aggregate of 14,000,000 Ordinary Shares (the “Consulting Company Warrants”). The Consulting Company Warrants will become exercisable on the later of (i) the one-year anniversary of the issuance and (ii) the applicable vesting dates, with exercise prices between $1 and $2.5 per share, and will expire on the 10th anniversary from the date on which they become exercisable. The Company issued the warrants to Natural Selection Capital Holdings Limited on October 29, 2021.

The Company agreed to, among other things, issue warrants to Mr. Ni to purchase an aggregate of 2,000,000 Ordinary Shares (the “Ni Warrants”, together with the Consulting Company Warrants, the “August Consulting Warrants”). The Ni Warrants would become exercisable once issued, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily volume-weighted average price of the ordinary shares for the 10-trading-day period immediately prior to the exercise of the August Consulting Warrants, and would expire five years after issuance. On November 30, 2021, the Issuer issued the Ni Warrants to Mr. Ni.

On August 6, 2021, the Company entered into a Registration Rights Agreement (the “2021 Registration Rights Agreement”) with LSQ, the Purchasers, Natural Selection Capital Holdings Limited, and Mr. Ni Ming.

On March 3, 2022, the Company, LSQ, the Purchasers, Natural Selection Capital Holdings Limited, and Mr. Ni, entered into Amendment No.1 to 2021 Registration Rights Agreement (the “Amendment to 2021 RRA”) to extend the Effectiveness Deadline and the Filing Deadline (as defined in the 2021 Registration Rights Agreement). Pursuant to the Amendment to 2021 RRA, the Effectiveness Deadline for the 2nd Closing Registration Statement (as defined in the 2021 Registration Rights Agreement) will be no later than the calendar day that is no later than 16 months from the date of the 2021 Registration Rights Agreement.

October 2021 Consulting Agreement

On October 27, 2021, the Company entered into a Consulting and Warrant Issuance Agreement (the “October 2021 Consulting Agreement”) with Xianqun Hu, Ying Cai, Jiarui Li, and Ailing Zhang (collectively, the “Consultants” and each a “Consultant”). Pursuant to the October 2021 Consulting Agreement, the Consultants agreed to provide certain services to the Company in connection with the business operation of a joint venture company which will be formed by the Company and an industry leader (the “Joint Venture”, Metalpha). The services to be provided by the Consultants, include, among other things, the following: (i) establishing a proprietary system for cryptocurrency derivatives trading; (ii) designing different structure products for use in trading with counterparties; (iii) optimizing internal pricing and dynamic hedging models; (iv) ongoing monitoring and improving of the proprietary system to maximize the return of invested capital and grow the size of proprietary assets; (v) assisting in the hiring process and establishment of a team for the development of the Joint Venture; and (vi) providing industry expertise to help shape the Joint Venture’s long-term strategy.

Pursuant to the October 2021 Consulting Agreement, the Company agreed to issue (i) warrants to Xianqun Hu to purchase an aggregate of 900,000 Ordinary Shares (the “Hu Warrants”), (ii) warrants to Ying Cai to purchase an aggregate of 300,000 Ordinary Shares (the “Cai Warrants”), (iii) warrants to Jiarui Li to purchase an aggregate of 300,000 Ordinary Shares (the “Li Warrants”), and (iv) warrants to Ailing Zhang to purchase an aggregate of 300,000 Ordinary Shares (the “Zhang Warrants,” together with the Hu Warrants, the Cai Warrants, and the Li Warrants, the “October 2021 Consulting Warrants”).

The October 2021 Consulting Warrants will become exercisable once issued, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily volume-weighted average price of the Ordinary Shares for the 10-trading-day period immediately prior to the exercise of the October Consulting Warrants, and will expire five years after issuance.

In connection with the August 2021 SPA, the August 2021 Consulting Agreement, and the October 2021 Consulting Agreement, the Company filed a registration statements on Form F-3 dated December 27, 2021, to register the Ordinary Shares to be issued pursuant to the August 2021 SPA and the Ordinary Shares issuable upon exercise of the August Consulting Warrants and October Consulting Warrants for resale.

Employee Warrant Issuance Agreements

On May 10, 2022, the Company entered into an Employee Warrant Issuance Agreement with Yingjun Zhou, to further incentivize the Employee’s services to be rendered under and pursuant to an employment contract, dated March 2, 2022, between LSQ Capital Limited, a subsidiary of the Company, and Yingjun Zhou (the “Employment Contract”).

Pursuant to the Employee Warrant Issuance Agreement, the Company agreed to issue warrants to Yingjun Zhou to purchase an aggregate of 200,000 Ordinary Shares of the Company (the “Employee Warrants”).

The Employee Warrants will become exercisable once issued, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily volume-weighted average price of the Ordinary Shares for the 10-trading-day period immediately prior to the exercise of the Employee Warrants, and will expire five years after issuance.

In addition, the Company also agreed that, as soon as practicable, and in no event later than 60 days after the execution of the Employee Warrants pursuant to the Employee Warrant Issuance Agreement, the Company shall file with the SEC (at the Company’s sole cost and expense) a registration statement, which shall be on Form F-3, if eligible, registering the resale of the Ordinary Shares issuable upon exercise of the Employee Warrants.

May 2022 Consulting Agreement

On May 26, 2022, the Company entered into a Consulting and Warrant Issuance Agreement (the “May 2022 Consulting Agreement”) with Jing Hu, Sek Yee Khor, and Jiaping Sun (collectively, the “2022 Consultants”, and each, a “2022 Consultant”). Pursuant to the May 2022 Consulting Agreement, the 2022 Consultants agreed to provide certain services to the Company in connection with the business operation of a joint venture company formed by the Company and Antalpha The services to be provided by the 2022 Consultants, include, among other things, the following: (1) establishing a proprietary system for cryptocurrency derivatives trading; (2) designing different structure products for use in trading with counterparties; (3) optimizing internal pricing and dynamic hedging models; (4) ongoing monitoring and improving of the proprietary system to maximize the return of invested capital and grow the size of proprietary assets; (5) assisting in the hiring process and establishment of a team for the development of the Metalpha; and (6) providing industry expertise to help shape the Metalpha’s long-term strategy.

Pursuant to the May 2022 Consulting Agreement, the Company agreed to issue (i) warrants to Jing Hu to purchase an aggregate of 200,000 Ordinary Shares (the “Hu Warrants”), (ii) warrants to Sek Yee Khor to purchase an aggregate of 200,000 Ordinary Shares (the “Khor Warrants”), and (iii) warrants to Jiaping Sun to purchase an aggregate of 100,000 Ordinary Shares (the “Sun Warrants”; the Sun Warrants, together with the Hu Warrants and the Khor Warrants, the “2022 Consulting Warrants”).

The 2022 Consulting Warrants will become exercisable once issued, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily volume-weighted average price of the Ordinary Shares for the 10-trading-day period immediately prior to the exercise of the 2022 Consulting Warrants, and will expire five years after issuance.

In addition, the Company also agreed that, as soon as practicable, and in no event later than 60 days after the execution of the 2022 Consulting Warrants pursuant to the Consulting Agreement, the Company shall file with the “SEC (at the Company’s sole cost and expense) a registration statement, which shall be on Form F-3, if eligible, registering the resale of the Ordinary Shares issuable upon exercise of the 2022 Consulting Warrants.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this section and in “Item 4. Information on the Company” or elsewhere in this annual report..

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

E. Taxation

The following summary of the Cayman Islands, PRC, and U.S. federal income tax considerations of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the Ordinary Shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

The 2017 Tax Act signed on December 22, 2017, may have changed the tax consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”). We do not believe any of our shareholders, or of our subsidiaries, were CFCs, and the 2017 Tax Act had no impact for the years ended March 31, 2022, 2021, and 2020. We are an exempted company incorporated in the Cayman Islands and conduct our primary business operations through the PRC operating entities in the PRC.

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

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

According to the EIT Law, which was promulgated by the Standing Committee of the National People’s Congress on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017 and December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and emended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from the PRC operating entities. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Thus, the dividends, if and when payable by the PRC operating entities to its offshore parent entities, would be subject to a 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. There is such a tax arrangement between the PRC and Hong Kong. Thus, the dividends, if and when payable by WFOE, the PRC operating entities to the offshore parent entity located in Hong Kong, would be subject to a 5% withholding tax rather than the statutory rate of 10%, provided that the offshore entities located in Hong Kong meet the requirements stipulated by relevant PRC tax regulations. Furthermore, pursuant to the applicable circular and interpretations of the EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax. Our effective income tax rate was 5%, 5%, and 5%, for the years ended March 31, 2022, 2021, and 2020, respectively. As a result, $8,061, $0, and $27,413 income tax were accrued for the years ended March 31, 2022, 2021, and 2020, respectively. Deferred tax adjustments of $0, $0, and $0 were recognized for the years ended March 31, 2022, 2021 and 2020 respectively.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although we do not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of the Company and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Dragon Victory International Limited, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that we and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We believe that it is more likely than not that we and our offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Our Company pays an EIT rate of 25% for WFOE. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that WFOE is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

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

Pursuant to the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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

The discussion set forth below is addressed only to U.S. Holders (defined below) that own our Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

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

PFIC

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. The VIE Agreements are designed to provide WFOE with the power, rights, and obligations to Mingda Tianjin as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. If we are not treated as owning Mingda Tianjin for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 3. Key Information—D. Risk Factors,” and our consolidated financial statements, including the related notes thereto, which are included elsewhere in this annual report on Form 20-F. The following discussion about our financial risk management activities includes “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected in these forward-looking statements.

Foreign Exchange Risk

Our PRC subsidiaries and the VIE maintain their books and records in RMB. Our reporting currency is U.S. dollars. In general, for consolidation purposes, we translate assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of their financial statements are recorded as accumulated other comprehensive income. The foreign currency translation from RMB to U.S. dollars could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect is shown below:

	March 31,	March 31,	March 31,
	2022	2021	2020
Period/year end RMB:US$ exchange rate	6.3393	6.5536	7.08760
Period/annual average RMB:US$ exchange rate	6.4180	6.7772	6.97980
Period/year end HKD:US$ exchange rate	7.8325	7.7742	7.77050
Period/annual average HKD:US$ exchange rate	7.7844	7.7524	7.75880

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

To the extent that we need to convert U.S. dollars we receive from financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our Company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ordinary shares

In addition, very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in the fiscal years ended March 31, 2021, 2020, and 2019. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of March 31, 2022, most of the Company’s cash was on deposit at financial institutions in RMB, where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Interest Rate Risk

We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.9%, 2.5% and 2.9% in 2021 and 2020, and 2019 respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

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

We completed the initial public offering at a price to the public of $6.00 per share for a total of $8,528,363 in gross proceeds before expenses, underwriting discount and commissions on September 15, 2017. We received net proceeds of US$7,731,271 from our initial public offering on September 15, 2017. For the period from the effective date of the registration statement to March 31, 2022, our expenses incurred and paid to others in connection with the issuance and distribution of the Ordinary Shares totaled US$692,000. We did not receive any proceeds from our initial public offering from the effective date to March 31, 2022, As of March 31, 2022, we have used $7,731,271 from our initial public offering. We intend to use the remaining proceeds from our initial public offering as disclosed in our registration statement on Form F-1. Our management, however, will have significant flexibility and discretion to apply the net proceeds from our initial public offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as disclosed previously.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2022. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2022 were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of qualified internal accounting personnel with sufficient knowledge of the IFRS and SEC reporting standard. The Company is planning on retaining external staff with sufficient knowledge of the IFRS and SEC reporting standard, but has yet to retain any external staff due to the COVID-19 pandemic and substantive change to the Company’s operations.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management from the following aspects:

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

(3) Control systems: We plan to establish and improve (a) our authorization and approval control system to provide reasonable assurance that transaction receipts and expenditures of our Company are being made only in accordance with the authorization of our management and directors, (b) our accounting control system to maintain our records that, in reasonable detail, to accurately reflect the transactions and dispositions of our assets, and to permit preparation of consolidated financial statements in accordance with IFRS, (c) our property protection control to provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the consolidated financial statements (d) our budget control system, (e) operation analysis and control system, and (f) our major risk early warning and emergency handling mechanism;

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

Item 16. RESERVED

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Bin Liu is the audit committee financial expert, who possesses financial sophistication and expertise within the meaning of the Nasdaq Listing Rules and SEC rules.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers, and employees of our Company, whether they work for the Company on a full-time, part-time, consultative or temporary basis. We have filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1 (File Number 333-214932), as amended, initially filed with the SEC on December 6, 2016.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	For the year ended March 31,
	2021				2022
Audit fees (1)	RMB	677	US$	98	RMB	634	US$	100
Audit-related fees (2)		54.2		8		51		8
Tax fees (3)		0		0		0		0
All other fees (4)		0		0		0		0
Total		731.2		106		685		108

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accountant for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, the Board of Directors of the Company has elected to follow the Company’s home country rules and be exempt from the requirements to obtain shareholder approval for (1) the issuance of 20% or more of its outstanding ordinary shares under Nasdaq Listing Rule 5635(d), (2) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company under Nasdaq Listing Rule 5635(b), and (3) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended under Nasdaq Listing Rule 5635(c).

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Ordinary Shares and the Trading Market—As a foreign private issuer, we are permitted to, and we may rely on exemptions from certain Nasdaq Capital Market corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our Ordinary Shares.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Dragon Victory International Limited and its subsidiaries are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)

1.2	Amended and Restated Memorandum (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)

2.1	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)

2.2	Description of Securities (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (file No. 001-38208) filed with the Securities and Exchange Commission on August 2, 2021)

4.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)

4.2	English Translation of the Exclusive Business Cooperation Agreement by and among WFOE, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.6 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on March 26, 2018)

4.3	English Translation of the Share Pledge Agreement by and among WFOE, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.7 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on March 26, 2018)

4.4	English Translation of the Exclusive Option Agreement by and among WFOE, Long Yun and its Shareholders, Dated March 20, 2018 (incorporated by reference to Exhibit 10.8 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on March 26, 2018)

4.5	English Translation of the Power of Attorney from Ms. Koulin Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.9 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on March 26, 2018)

4.6	English Translation of the Power of Attorney from Mr. Yu Han, Dated March 20, 2018 (incorporated by reference to Exhibit 10.10 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on March 26, 2018)

4.7	Amended and Restated Employment Agreement between Dragon Victory International Limited and Xiaohua Gu dated December 30, 2016 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A (File No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)

4.8	Director Offer Letter between Dragon Victory International Limited and Kim Fung Lai dated December 9, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)

4.9	Director Offer Letter between Dragon Victory International Limited and Sen Lin dated December 9, 2021 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)

4.10	Director Offer Letter between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021 (incorporated by reference to Exhibit 10.3 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)

4.11	Director Offer Letter between Dragon Victory International Limited and Ming Ni dated December 9, 2021 (incorporated by reference to Exhibit 10.5 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)

4.12	Employment Agreement between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021 (incorporated by reference to Exhibit 10.4 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)

4.13	Employment Agreement between Dragon Victory International Limited and Ming Ni dated December 9, 2021 (incorporated by reference to Exhibit 10.6 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)

4.14	Director Offer Letter between Dragon Victory International Limited and Kiyohiro Kawayanagi dated May 6, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 6, 2022)

4.15	Form of Investors Service Agreement between Hangzhou Longyun Internet Technology Co. Ltd. and investors (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)

4.16	Indemnification Agreement by and between Dragon Victory International Limited and a director and/or an officer of the Company (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)

4.17*	Product Purchase Agreement between Antalpha Technologies Limited and Metalpha Limited dated December 23, 2021

4.18*	Trading Account Management Agreement between Antalpha Technologies Limited and Metalpha Limited dated December 23, 2021

4.19*	English translation of Lease Agreement between Hangzhou Longyun Network Technology Co., Ltd. and the landlord of Yintai Guoji Building dated June 23, 2020

4.20*	Lease Agreement between Longyun International Holdings Ltd. and the landlord of Suite 1508, Central Plaza dated June 30, 2021

4.21*	English translation of Lease Agreement between Dacheng Liantong Zhejiang Information Technology Co., Ltd. and the landlord of Siyan Jing dated April 30, 2021

4.22*	2022 Performance Incentive Plan of the Registrant

4.23	Employment Agreement between Dragon Victory International Limited and Limin Liu dated August 21, 2019 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 23, 2019)

4.24	English Translation of Form of Software-as-a-Service Service Contract of Supplier (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F (file No. 001-38208) filed with the Securities and Exchange Commission on August 2, 2021)

4.25	Securities Purchase Agreement among Dragon Victory International Limited, LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP, and certain other purchasers listed dated August 6, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 9, 2021)

4.26	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Natural Selection Capital Holdings Limited, and Ming Ni dated August 6, 2021 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 9, 2021)

4.27	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Xianqun Hu, Ying Cai, Jiarui Li, and Ailing Zhang dated October 27, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on October 28, 2021)

4.28	Employee Warrant Issuance Agreement and Employment Contract between Dragon Victory International Limited, LSQ Capital Limited, and Yingjun Zhou dated May 10, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 19, 2022)

4.29	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Jing Hu, Sek Yee Khor, and Jiaping Sun dated May 26, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 26, 2022)

4.30	Securities Subscription and Warrant Purchase Agreement between each Purchaser and Dragon Victory International Limited, as currently in effect, and a schedule of all executed Securities Subscription and Warrant Purchase Agreements adopting the same form (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 1, 2022)

8.1*	List of subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (file No. 333-214932), as amended, initially filed with the SEC on December 6, 2016)

12.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)

12.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)

13.1**	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of WWC, P.C.

15.2*	Consent of Capital Equity Legal Group

101*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dragon Victory International Limited

By:	/s/ Limin Liu
	Name:	Limin Liu
	Title:	Chief Executive Officer and Chairman of the Board

Date: August 16, 2022

INDEX TO FINANCIAL STATEMENTS

DRAGON VICTORY INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of

Dragon Victory International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Dragon Victory International Limited (the Company) as of March 31, 2022 and 2021, and the related consolidated statements of profit and loss and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Change in Basis of Accounting

As discussed in Note 25 to the consolidated financial statements, in 2022 the Company changed its basis of accounting from accounting principles generally accepted in the United States of America to International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since June 29, 2016.

San Mateo, California

August 16, 2022

Dragon Victory International Limited

Consolidated statements of financial position

As of March 31, 2022 and 2021 and April 1, 2020

	Note	As of March 31, 2022	As of March 31, 2021	As of April 1, 2020
		US$	US$	US$
			(Restated)	(Restated)
Assets
Property, plant and equipment	4	297,974	48,292	134,606
Right of use assets	5	385,044	46,298	60,944
Other assets		29,441	6,645	21,400
Non-current assets		712,459	101,235	216,950
Other receivables and prepayments	7	517,359	5,512,848	762,396
Loans receivables	8	9,383,903	9,033,379	8,966,690
Digital assets	9	8,438,027	—	—
Cash and cash equivalents	10	5,286,991	982,538	15,926
Current assets		23,626,280	15,528,765	9,745,012
Total assets		24,338,739	15,630,000	9,961,962
Equity
Share capital	11	2,360	1,326	1,142
Additional paid-in capital	11	26,483,470	14,845,829	8,943,065
Shares to be issued		—	195,600	—
Statutory reserves	11	589,659	589,659	589,659
Warrants reserves	11	6,063,086	—	—
Accumulated deficit	11	(20,382,304)	(5,902,414)	(755,604)
Accumulated other comprehensive income	11	34,771	(567,333)	(860,047)
Equity attributable to owners of the Company		12,791,042	9,162,667	7,918,215
Non-controlling interests	11	1,410,630	(611,686)	(547,777)
Total equity		14,201,672	8,550,981	7,370,438
Liabilities
Lease liabilities	5	105,540	9,837	—
Non-current liabilities		105,540	9,837	—
Accounts and other payables	12	1,509,844	1,045,511	731,390
Digital assets payables	13	6,200,109	—	—
Taxes payable		2,058,367	1,972,043	1,796,608
Lease liabilities	5	263,207	28,316	63,526
Convertible notes, net	14	—	4,023,312	—
Current liabilities		10,031,527	7,069,182	2,591,524
Total liabilities		10,137,067	7,079,019	2,591,524
Total equity and liabilities		24,338,739	15,630,000	9,961,962

The accompanying notes form an integral part of these financial statements.

Dragon Victory International Limited

Consolidated statements of profit or loss and comprehensive income (loss)

For the years ended March 31, 2022, 2021 and 2020

	Note	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
		US$	US$	US$
			(Restated)	(Restated)
Revenue
- Supply chain management platform service fee	15	2,032,916	225,749	11,252
- Fair value change of proprietary trading digital assets	15	122,711	—	—
		2,155,627	225,749	11,252

Cost of revenue	16	334,822	—	—

Selling and promotion	17	4,476,056	3,343,935	—
General and administrative	18	3,818,530	809,378	2,130,242
Total expenses		8,294,586	4,153,313	2,130,242
Results from operating activities		(6,473,781)	(3,927,564)	(2,118,990)
Other income		5,233	983	74
Other expense		(52,117)	(84,815)	(5,450)
Impairment on goodwill	6	(78,958)	—	—
Share purchase warrants expenses	11	(6,063,086)	—	—
Change in fair value of digital assets payables	22	1,930	—	—

Finance income		208,326	413,691	667,898
Finance costs		(1,967,519)	(1,613,014)	(2,625)
Net finance costs	19	(1,759,193)	(1,199,323)	665,273

Loss before income tax		(14,419,972)	(5,210,719)	(1,459,093)
Income tax expense	20	(8,061)	—	(27,413)
Loss for the year		(14,428,033)	(5,210,719)	(1,486,506)

Profit (loss) attributable to:
Owners of the Company		(14,439,639)	(5,146,810)	(1,419,299)
Non-controlling interests		11,606	(63,909)	(67,207)
		(14,428,033)	(5,210,719)	(1,486,506)

Other comprehensive income (loss)
Foreign operations - foreign currency translation differences		602,104	292,714	(482,466)
Total comprehensive loss for the year		(13,825,929)	(4,918,005)	(1,968,972)

Total comprehensive income (loss) attributable to:
Owners of the Company		(13,837,535)	(4,854,096)	(1,901,765)
Non-controlling interests		11,606	(63,909)	(67,207)
		(13,825,929)	(4,918,005)	(1,968,972)

Loss per share attributable to equity holders of the Company
-Basic and diluted	24	(0.79)	(0.44)	(0.12)

The accompanying notes form an integral part of these financial statements.

Dragon Victory International Limited

Consolidated statements of changes in equity

For the years ended March 31, 2022, 2021 and 2020

	Available to Dragon Victory International Limited
							Retained	Accumulated
	Ordinary shares		Additional	Shares			Earnings/	other
	Number of		paid-in	to be	Warrants	Statutory	(Accumulated	comprehensive	Non-controlling
	Shares	Amount	Capital	issued	reserves	reserves	deficits)	loss	interest	Totals
Balances at April 1, 2019 (Restated)	11,421,393	$1,142	$8,929,968	$-	$-	$589,659	$663,695	$(377,581)	$(489,765)	$9,317,118
Net loss	-	-	-	-		-	(1,419,299)	-	(67,207)	(1,486,506)
Capital contributions by owners	-	-	13,097	-	-	-	-	-	9,195	22,292
Cumulative translation adjustment	-	-	-	-	-	-	-	(482,466)	-	(482,466)
Balances at March 31, 2020 (Restated)	11,421,393	$1,142	$8,943,065	$-	$-	$589,659	$(755,604)	$(860,047)	$(547,777)	$7,370,438
Net loss	-	-	-	-		-	(5,146,810)	-	(63,909)	(5,210,719)
Conversion of convertible debenture into ordinary shares	1,841,673	184	5,902,764	195,600	-	-	-	-	-	6,098,548
Cumulative translation adjustment	-	-	-	-	-	-	-	292,714	-	292,714
Balances at March 31, 2021 (Restated)	13,263,066	$1,326	$14,845,829	$195,600	$-	$589,659	$(5,902,414)	$(567,333)	$(611,686)	$8,550,981
Net loss							(14,439,639)		11,606	(14,428,033)
Issue share purchase warrants					6,063,086					6,063,086
Conversion of convertible debenture into ordinary shares	5,155,305	516	7,626,578	(195,600)	-	-	-	-	-	7,431,494
Ordinary shares issued under employee plans	1,080,000	108	-	-	-	-	-	-	-	108
Shares issued on private placement	4,100,000	410	4,011,063	-	-	-	-	-	-	4,011,473
Contribution from non-controlling shareholder in a subsidiary	-	-	-	-	-	-	-	-	1,960,000	1,960,000
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	10,459	10,459
Changes in non-controlling interest due to changes in ownership of partially owned subsidiary	-	-	-	-	-	-	(40,251)	-	40,251	-
Cumulative translation adjustment	-	-	-	-	-	-	-	602,104	-	602,104
Balances at March 31, 2022	23,598,371	2,360	26,483,470	-	6,063,086	589,659	(20,382,304)	34,771	1,410,630	14,201,672

The accompanying notes form an integral part of these consolidated financial statements.

Dragon Victory International Limited

Consolidated statements of cash flows

For the years ended March 31, 2022, 2021 and 2020

	March 31,	March 31,	March 31,
	2022	2021	2020
		(Restated)	(Restated)
Cash flows from operating activities
Loss before income tax	$(14,419,972)	$(5,210,719)	$(1,459,093)
Adjustments for
Finance income	(208,326)	(413,691)	(667,898)
Finance costs	1,967,519	1,613,014	2,625
Fair value change of proprietary trading of digital assets	(122,771)	-	-
Depreciation of property, plant and equipment	64,977	76,509	86,406
Depreciation of right of use assets	90,327	52,745	36,465
Bad debt expense	-	-	922,817
Share-based compensation	1,468,800	-	-
Change in fair value of digital assets payables	(1,930)	-	-
Share purchase warrants expenses	6,063,086	-	-
Impairment on goodwill	78,958	-	-
Loss on disposal property, plant and equipment	-	17,799	-
Loss on termination of lease	-	10,952	-
Changes in assets and liabilities
Increase in accounts receivables	-	-	(79,466)
(Increase)/decrease in other receivables and prepayments	(288,996)	720,508	(121,463)
Increase/(decrease) in accounts and other payables	449,171	30,358	(163,172)
Net cash used in operating activities	(4,859,157)	(3,102,525)	(1,442,779)

Cash flows from investing activities
Interest received	208,326	413,691	667,898
Disposal of investments/loans receivables	595,347	937,762	64,139
Acquisitions of a subsidiary	(92,458)	-	-
(Purchase)/disposal of property, plant and equipment	(288,329)	(238)	7,260
Increase in related party receivables	-	(58,325)	-
Net cash provided by investing activities	422,886	1,292,890	739,297

Cash flows from financing activities
Proceeds from shares issued on private placement	4,011,473	-	19,657
Proceeds from issuance of convertible notes, net	5,419,972	3,095,000	-
Increase in related party payable	(338,051)	-	279,031
Payment of principal portion of lease liabilities	(97,669)	(63,482)	(37,808)
Interest paid	(11,550)	(6,127)	(2,622)
Net cash provided by financing activities	8,984,175	3,025,391	258,258

Net Increase/(decrease) of Cash and Cash Equivalents	4,547,904	1,215,756	(445,224)
Effect of foreign currency translation on cash and cash equivalents	(243,451)	(249,144)	422,550
Cash and cash equivalents–beginning of year	982,538	15,926	38,600
Cash and cash equivalents–end of year	$5,286,991	$982,538	$15,926

Reconciliation of movements of liabilities to cash flows arising from financing activities

Lease liabilities
US$
Balance as of April 1, 2020	63,526
Changes from financing cash flow
Lease payment	(69,609)
Interest paid	6,127
Total changes from financing cash flow	(63,482)

Other changes
New leases	72,326
Disposal	(40,559)
Exchange realignments	6,342
Total other changes	38,109
Balance as of March 31, 2021	38,153
Changes from financing cash flow
Lease payment	(109,219)
Interest paid	11,550
Total changes from financing cash flow	(97,669)

Other changes
New leases	427,672
Exchange realignments	591
Total other changes	428,263
Balance as of March 31, 2022	368,747

Significant non-cash transactions

Non-cash investing and financing activities

Non-cash investing and financing activities for the years ended March 31, 2022 and 2021, as disclosed in the notes, are:

(i) Capitalized US$427,672 (2021: US$72,326) in Right of use assets and US$427,672 (2021: US$72,326) in lease liabilities (note 5).

The accompanying notes form an integral part of these financial statements.

Dragon Victory International Limited

Notes to the consolidated financial statements

For the years ended 31 March 2022, 2021 and 2020

1	Overview of the Company

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

On April 1, 2021, the Company, through Long Yun, entered into an equity transfer agreement with Mr. Qiang Huang, who owned 100% of the equity interests in Hangzhou Xuzhihang Supply Chain Management Co., Ltd. (“Xuzhihang”), a limited liability company organized under the laws of the PRC. Xuzhihang provides supply chain management and other logistics related services. Pursuant to an equity transfer agreement, Mr. Qiang Huang transferred 60% of the equity interests in Xuzhihang to Long Yun for a consideration of RMB600,000.

On June 28, 2021, the Company, through Sweet Lollipop, formed a wholly owned subsidiary, Meta Rich Limited (“Meta Rich”), in the British Virgin Islands.

On July 7, 2021, the Company, through Long Yun, formed a wholly owned subsidiary, LSQ Capital Limited (“LSQ Capital”), in Hong Kong.

On October 29, 2021, the Company, through Meta Rich, formed a 51% owned subsidiary, Metalpha Limited (“Metalpha”), in the British Virgin Islands.

On December 29, 2021, the Company, through Meta Rich, formed a wholly owned subsidiary, Radiant Alpha Limited (“Radiant Alpha”), in the British Virgin Islands.

On March 18, 2022, the Company, through Long Yun, formed a wholly owned subsidiary, LSQ Investment Limited (“LSQ Investment”), in Hong Kong.

On March 30, 2022, Dacheng Liantong acquired 60% of equity interest of Hangzhou Xu Zhihang Supply Chain Management Ltd (“Hangzhou Xu Zhihang”) from two independent individuals. After completion of transaction, Hangzhou Xu Zhihang became a 60%-owned subsidiary of the group.

Dragon Victory, Sweet Lollipop, Long Yun HK, WFOE II, Taikexi, Guanpeng, Shengqian, Hangzhou Longyun, DachengLiantong, LSQ Capital, Meta Rich, Metalpha, Radiant Alpha, LSQ Investment and Hangzhou Xu Zhihang are collectively referred to as the “Company”.

2	Basis of preparation

2.1	Basis of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first combined and consolidated financial statements under IFRS. The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under United States Generally Accepted Accounting Principles (“U.S. GAAP”). The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. They also have been applied in preparing an opening IFRS statement of financial position as at April 1, 2020 for the purposes of the transition to IFRS, as required by IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”). The impact of the transition from U.S. GAAP to IFRS is explained in Note 26.

The financial statements were approved for issuance by the Company’s Board of Directors on August 16, 2022.

2.2	Business combination and goodwill

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

(a)	Business combination under U.S. GAAP

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

The following financial statement amounts and balances of the VIE, were included in the accompanying consolidated financial statements as of March 31, 2022 and 2021, and for the years ended March 31, 2022, 2021 and 2020, respectively:

	As of March 31,
	2022	2021
	US$	US$
Non-current assets
Property, plant and equipment	263,504	60,544

Current assets
Cash and cash equivalents	135,865	856,515
Loan receivables	2,134,427	7,941,391
Amounts due from non-VIE subsidiaries and related parties of the Company	8,394,065	1,350,052
Other receivables	587,125	31,272

Total assets	11,514,986	10,239,774

Current liabilities
Accounts and other payables	878,362	991,508
Amounts due to non-VIE subsidiaries of the Company	8,489,245	3,845,718
Lease liabilities	4,604	29,739
Tax payable	2,058,348	1,972,025
Total current liabilities	11,430,559	6,838,990
Lease liabilities – non-current portion	89,365	9,913

Total Liabilities	11,519,924	6,848,903

	For the year ended March 31,
	2022	2021	2020
Net revenues	$2,032,916	$225,749	$11,159
Net loss	$(3,399,195)	$(2,830,799)	$(922,923)
Net cash used in operating activities	$(2,176,794)	$(94,732)	$(56,317)
Net cash provided by investing activities	$325,452	$663,140	$71,399
Net cash provided by financing activities	$1,143,934	$251,951	$310,577

(b)	Business combination under IFRS

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at March 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Acquisition of Hangzhou Xu Zhihang in March 2022

Refer to Note 21 to financial statements for the details the acquisition of a subsidiary in March 2022.

2.3	Basis of measurement

The financial statements have been prepared under the historical cost convention, except for digital assets and digital assets payables which are measured at fair value through profit or loss as described in the accounting policies below.

2.4	Functional and presentation currency

These financial statements are presented in United States dollars (US$), which is the Company’s functional currency.

The functional currency of the PRC subsidiaries is Renminbi and the functional currency of Hong Kong subsidiaries is US$; all entries from these entities are presented in the Group’s presentational currency of US$. Where the subsidiaries functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as at the Statement of Financial Position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

2.5	Use of estimates and judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included the following:

(a)	Accounting of digital assets transactions and balances

IFRS do not specifically address accounting for digital assets. Accordingly, for the preparation of the Group’s consolidated financial statements, management needs to apply judgement in determining appropriate accounting policies based on the existing accounting framework and the facts and circumstances of the Group’s digital assets business.

The Group’s digital assets portfolio mainly comprises cryptocurrencies. According to the business model of the Group’s activities and the characteristics of each of the relevant digital assets, the Group’s digital assets are accounted for as inventories measured at fair value less costs to sell on the consolidated statement of financial position while the respective digital assets obtained (under “digital assets payables”) from a non-controlling shareholders are measure at fair value through profit or loss.

Furthermore, in determining fair values, management needs to apply judgement to identify the relevant available markets, and to consider accessibility to and activity within those markets in order to identify the principal digital asset markets for the Group.

(b)	Impairment allowances for other receivables and loan receivables

The loss allowances for other receivables and loans receivables are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. Refer to Note 22(a) for more details.

(c)	Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the volatility, the expected life, dividend yield and the time of exercise, as applicable. The expected volatility is based on the average volatility of share prices of similar companies over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns. Refer to Note 11 for more details on the valuation model and relevant significant inputs.

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to the periods presented in these financial statements.

3.1	Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company. Losses applicable to the NCI in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.

3.2	Foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are translated to the functional currency at the exchange rate on that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognised in profit or loss.

3.3	Financial instruments

Financial assets

(i)	Classification

The Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss, and

●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into amortised cost and fair value through profit or loss categories.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) net, together with foreign exchange gains and losses. Impairment losses (if any) are presented as separate line item in the consolidated statements of comprehensive income.

Assets that do not meet the criteria for amortised cost are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss is recognised in profit or loss, net in the period in which it arises.

(iv)	Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For other receivables and loan receivables, general approach is applied. See Note 22(a) for further details.

Financial liabilities

The Company classifies its financial liabilities in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss, and

●	those to be measured at amortised cost.

For liabilities measured at fair value, gains and losses will be recorded in profit or loss.

At initial recognition, the Company shall measure a financial liability at its fair value plus or minus, in the case of a liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial liability.

Subsequently, all financial liabilities will be measured at amortised cost, except for financial liabilities at fair value through profit or loss, including derivatives, which shall be subsequently measured at fair value.

In addition, the Company may, at initial recognition, irrevocably designate a financial liability as measured at fair value through profit or loss.

Offsetting

Financial assets and financial liabilities are off-set and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

3.4	Impairment

(i) Non-derivative financial assets

The Company recognizes loss allowances for ECLs on financial assets measured at amortized cost.

General approach

The Company applies the general approach to provide for ECLs on all other financial instruments. Under the general approach, the loss allowance is measured at an amount equal to 12-month ECLs at initial recognition.

At each reporting date, the Company assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of financial assets have increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment that includes forward-looking information.

Measurement of ECLs

The Company decided to assess the Expected Credit Loss (‘ECL’) of the financial asset at amortized cost based on the discounted product of exposure at default (‘EAD’), probability of default (‘PD’) and loss given default (‘LGD’) as defined below:

●	EAD is based on the trade receivable amounts that the Company expects to be owed at the time of default. This represents the carrying value of the trade receivable.

●	PD represents the likelihood of a buyer defaulting on its financial obligation, either over the next 12 months or over the remaining lifetime of the obligation.

●	LGD represents the Company’s expectation of the extent of loss on a defaulted exposure. LGD is expressed as a percentage loss per unit of exposure at the time of default.

The ECL is computed by multiplying EAD, PD, LGD for each category. The PD and LGD are developed by utilizing historical default studies and publicly available data.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract such as a default after negotiation;

●	the restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise; or

●	it is probable that the borrower will enter bankruptcy or other financial reorganisation.

Presentation of allowance for ECLs in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of these assets.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are Companyed together into the smallest Company of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Impairment losses are recognised in profit or loss.

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

3.5	Cash and cash equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.6	Share-based payments

The Company operates a share-based payment scheme (in the form of warrant shares) for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Under such schemes, consultants providing similar services with employee and services providers of the Group may receive equity instruments as remuneration for their services rendered (“equity-settled transactions”).

Share purchase warrants

The fair value of the share purchase warrants granted to consultants providing similar services in exchange for the grant of the warrants is recognised as an expense with a corresponding increase in share-based warrants reserve. The total amount to be expensed is determined by reference to the fair value of the share purchase warrants granted. The total expense is recognised over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of warrants that are expected to vest based on the non-market vesting and service conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

The warrant reserve presents the proceeds from issuance of warrants, net of issue costs. Warrant reserve is non-distributable and will be transferred to share premium account upon exercise of warrants.

3.7	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

3.8	Additional paid-in capital

Amount subscribed for common stock in excess of nominal value.

3.9	Revenue

Supply Chain Management Platform Service Fee

The Company generates platform fees through its supply chain management platform service. The transaction price is determined based on a percentage of the aggregate amounts of purchase payments to our partnered auto parts suppliers. The Company recognizes revenue when the procured auto parts have been transferred to and accepted by the customers as the Company’s performance obligation is completed at a point in time.

Proprietary trading digital assets

The Company participated in proprietary trading and earned revenues, at a point in time, when executing buy and sell orders on various exchanges.

3.10	Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

3.11	Selling and promotion

Selling and promotion expenses comprise of marketing and promotional expenditures.

3.12	General and administrative

General and administrative costs mainly comprise of legal fees, professional fees, consultancy fees, staff costs and depreciation and amortization.

3.13	Finance costs

Finance costs comprise amortization of debt issuance cost and interest of lease liabilities.

3.14	Interest income

Interest income is presented as finance income where it is earned from financial assets that are held for cash management purposes.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.15	Tax

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.16	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses, if any. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives at the following useful life:

●	Computer Equipment	1-3 years

●	Office Equipment	4-5 years

●	Motor Vehicle	4 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the statement of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset

3.17	Digital assets

Digital assets are held mainly for the purposes of trading in the ordinary course of the Company’s digital assets business.

Digital assets held in the counterparty’s digital asset wallets primarily comprise digital assets that are prefunded by and traded with, but not yet withdrawn by counterparties (or “customers”) under Digital Asset Trading Agreements (“DATA”).

Digital assets obtained from counterparties are recorded as digital assets of the Company (see below for the measurement) which can be used in the Company’s ordinary business, with a corresponding liability recorded due to the counterparties (under “Digital assets payables” measured at fair value through profit or loss in current liabilities). Upon maturity of the financing arrangements, the Company transfers the digital assets at a rate stipulated in the DATA to the counterparty’s wallet and the related digital assets and liability due to the counterparty is derecognised. Digital assets payables are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

The Company’s digital asset portfolio mainly comprises cryptocurrencies and since the Company actively trades cryptocurrencies, purchasing them with a view to their resale in the near future, and generating a profit from fluctuations in the price, the Company applies the guidance in IAS 2 for commodity broker-traders and measures the digital assets at fair value less costs to sell. The Company considers there are no significant “costs to sell” digital assets and hence measurement of digital assets is based on their fair values with changes in fair values recognised in profit or loss in the period of the changes.

See Note 22(d) for estimation of fair value in respect of the digital assets and digital assets payables.

3.18	Digital assets payables

Digital assets payables comprise the digital assets obtained from non-controlling shareholder under DATA as mentioned per above.

Digital assets obtained from counterparties are initially recognised at fair value, net of transaction costs incurred and are subsequently measured at fair value, which align with the fact that digital asset inventories are non-financial assets measured at fair value less costs to sell.

Digital assets payables are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of the liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Digital assets payables are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

3.19	Borrowings

Convertible notes

The component parts of the convertible bonds issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

Convertible notes are initially recognised at fair value (net of transaction costs) and subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and any redemption value is recognised in profit or loss over the period of the convertible notes using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non- convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognised in equity will be transferred to share capital and additional paid-in capital. When the conversion option remains unexercised at the expiry date, the balance recognised in equity will be transferred to retained profits. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

3.20	Operating segment and geographic information

An operating segment is a component of an entity:

●	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

●	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

●	for which discrete financial information is available.

The Company has identified three operating segments.

The assessment of reportable segments is based upon having similar economic characteristics and if the operating segments are similar in the following respects:

●	the nature of the products and services;

●	the nature of the production processes;

●	the type or class of customer for their products and services;

●	the methods used to distribute their products or provide their services; and

●	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Reportable segments are distinguished due to their differences in their operations and economics. They are managed separately because they require different business, technological, and marketing strategies.

The Company’s CEO is considered to be the Company’s Chief Operating Decision Maker (“CODM”). The CODM reviews non-financial information, for purposes of allocating resources. Based on the internal financial information provided to the CODM, the Company has determined that the identified operating segment as one reportable segment.

The CODM evaluates the assets and liabilities despite disaggregated financial information being available, the accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Company’s financial statements.

3.21	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.22	Loss per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and share purchase warrants granted to consultants. Diluted earnings per share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.

3.23	Related parties

A related party is a person or entity that is related to the Company.

(A) A person or a close member of that person’s family is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or of a parent of the Company.

(B) An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same Company (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Company of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company;

(vi)	The entity is controlled or jointly controlled by a person identified in (A);

(vii)	A person identified in (A)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); or

(viii)	The entity, or any member of a Company of which it is a part, provides key management personnel services to the Company or to a parent of the Company.

3.24	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense

3.25	New standards and interpretations not adopted

A number of new standards, interpretations and amendments to standards are effective for annual periods beginning after April 1, 2021 and earlier application is permitted; however, the Company has not early adopted the new or amended standards and interpretations in preparing these financial statements.

The following new and amended standards are not expected to have a significant impact on the Company’s consolidated financial statements:

●	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16).

●	Annual Improvements to IFRS Standards 2018–2020.

●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

●	Reference to Conceptual Framework (Amendments to IFRS 3).

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

●	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).

●	Definition of Accounting Estimates (Amendments to IAS 8).

The new and amended accounting Standards and Interpretations listed above are not mandatory for the year ended March 31, 2022 reporting periods and have not been early adopted by the Group. These are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

4	Property, plant and equipment

	Computer and equipment	Auotomobiles	Total
	US$	US$	US$
Cost
As of April 1, 2020	198,309	150,411	348,720
Additions	238	-	238
Disposals	-	(87,066)	(87,066)
Exchange realignment	90	36,594	36,684
As of March 31, 2021	198,637	99,939	298,576
Additions	34,517	253,812	288,329
Acquisition of a subsidiary	5,035	7,637	12,672
Exchange realignment	6,715	3,379	10,094
As of March 31, 2022	244,904	364,767	609,671
Accumulated depreciation
As of April 1, 2020	154,430	59,684	214,114
Depreciation for the year	23,342	53,167	76,509
Disposals	-	(69,267)	(69,267)
Exchange realignment	20,865	8,063	28,928
As of March 31, 2021	198,637	51,647	250,284
Depreciation for the year	22,336	42,641	64,977
Exchange realignment	(2,829)	(735)	(3,564)
As of March 31, 2022	218,144	93,553	311,697
Carrying amounts
As of March 31, 2022	26,760	271,214	297,974
As of March 31, 2021	-	48,292	48,292

5	Right-of-use assets and lease liabilities

(a)	Right-of-use assets

The Company has entered into leases of buildings, which are used for the Company’s operations. Leases of buildings have lease terms of between one and six years.

	2022	2021
	US$	US$
		(Restated)
Land and buildings
Cost:
At beginning of year	74,794	135,282
Addition during the year	427,672	72,326
Disposals during the year	-	(141,478)
Exchange realignment	3,028	8,664
At end of year	505,494	74,794

Accumulated depreciation:
At beginning of year	28,496	74,338
Depreciation for the year	90,327	52,745
Disposals during the year	-	(102,893)
Exchange realignment	1,627	4,306
At end of year	120,450	28,496

Net carrying amount:	385,044	46,298

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants and the leased assets may not be used as security for borrowing purposes.

(b)	Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2022 US$	2021 US$
		(Restated)
At beginning of year	38,153	63,526
Additions to lease liabilities	427,672	72,326
Interest charged	11,550	6,127
Payment made	(109,219)	(69,609)
Disposals	-	(40,559)
Exchange realignment	591	6,342
At end of year	368,747	38,153

Presentation on:

Consolidated Statement of Financial Position:

	2022 US$	2021 US$
Current	263,207	28,316
Non-current	105,540	9,837
Total	368,747	38,153

The maturity analysis of lease liabilities is disclosed in Note 22(e) to the financial statements.

The effective interest rate applied to the lease liabilities recognized in the statement of financial position range from 4.75% to 4.90% per annum.

6	Goodwill

The net carrying amount of goodwill is analysed as follows:

	2022	2021
	US$	US$
		(Restated)
Cost:
As at the beginning of the reporting period	-	-
Arising from acquisition of subsidiary during the year	78,958	-
As at the end of the reporting period	78,958	-

Accumulated impairment:
As at the beginning of the reporting period	-	-
Impairment	(78,958)	-
As at the end of the reporting period	(78,958)	--

Net carrying amount:
As at the end of the reporting period	-	-

7	Other receivables and prepayments

Other receivables and prepayments consist of the following:

	2022	2021
	US$	US$
		(Restated)
Advance to service providers	47,613	8,005
Deposits for leases due within one operating period	-	534
The buyer of convertible notes	-	5,419,972
Prepaid tax	69,321	61,211
Prepaid insurance	262,682	-
Others	205,517	88,684
	585,133	5,578,406
Allowance for doubtful accounts	(67,774)	(65,558)
	517,359	5,512,848

Movements of allowance for doubtful accounts as followings:

	2022	2021
	US$	US$
		(Restated)
As of April 1	65,558	62,577
Exchange realignments	2,216	2,981
As of March 31	67,774	65,558

8	Loans receivables

	2022	2021
	US$	US$
		(Restated)
Loans to third parties (Note (a))	7,138,703	4,914,315
Loans to related parties (Note (b))	2,245,200	4,119,064
	9,383,903	9,033,379

Notes:

(a)	The advances granted to independent third parties are unsecured (2021: unsecured), except for US$2,070,421 (2021: US$4,914,315) bearing a fixed interest rate at 5% (2021: 5%), the remaining loans being interest free (2021: Nil), and repayable within 12 months (2021: 12 months) from the year end date as of March 31, 2022.

(b)	The advances granted to related parties are unsecured (2021: unsecured), except for US$2,245,200 (2021: US$ 2,273,636) bearing a fixed interest rate at 5% (2021: 5%), no remaining loans bearing interest (2021: remaining loans bearing a fixed interest rate at 5.5%), and repayable within 12 months (2021: 12 months) from the year end date as of March 31, 2022.

For impairment assessment, see Note 22(a) to this financial statements.

9	Digital assets

	2022	2021
	US$	US$
		(Restated)
Digital assets held on exchange institutions	8,438,027	-

The digital assets held on third party exchange institutions are measured at fair value. They represented balance of digital assets attributable to the Company held in shared wallets of the third party exchanges.

The balance is measured at fair value through profit or loss.

Fair value gain of approximately US$122,711 (2021: Nil) from remeasurement of digital assets at March 31, 2022, to the extent it is not offset by remeasurement of digital asset payables to customers at the same date, is presented as part of the “fair value change of proprietary trading digital assets” in the consolidated statements of profit or loss and other comprehensive income.

10	Cash and cash equivalents

	2022	2021
	US$	US$
		(Restated)
Bank balances	5,286,991	982,538

The cash and cash equivalents of US$369,035 (2021: US$861,779) are located in Mainland China. RMB is not a freely convertible currency and the remittance of funds out of Mainland China is subject to exchange restrictions imposed by the PRC government.

11	Capital and reserves

(i) Share capital and additional paid-in capital

The addition of share capital and additional paid-in capital represented the conversion of convertible notes (Note 14) into 5,155,305 (2021: 1,841,673) ordinary shares for the year ended March 31, 2022.

(ii) Share purchase warrants

A continuity schedule of outstanding share purchase warrants and fair value charged to profit or loss are as follows:

	Number Outstanding	Weighted Average Exercise Price	Fair value charged to profit or loss
		US$	US$
Balance – March 31, 2021 (Restated)	-	-	-
Issued	17,800,000	1.79	6,063,086

Balance – March 31, 2022	17,800,000	1.79	6,063,086

On October 27, 2021, the Company issued 1,800,000 share purchase warrants to consultants and it are exercisable at the lower of (i) $1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On October 29, 2021, the Company issue warrants to Natural Selection Capital Holdings Limited (the “Consulting Company”) to purchase an aggregate of 14,000,000 Ordinary Shares, par value US$0.0001 per share of the Company with each such warrant expiring on the tenth anniversary from the date on which the Consulting Company warrants become exercisable, which exercisable date shall be the later of: (i) the one year anniversary date of the issuance of such Consulting Company warrants (such one-year period following the date of the issuance of such Consulting Company warrants,, and (ii) the applicable vesting date. The warrants are described below:

(i)	3,500,000 share purchase warrants exercisable at $1.00 per share,

(iii)	3,500,000 share purchase warrants exercisable at $1.50 per share, and

(iv)	7,000,000 share purchase warrants exercisable at $2.50 per share.

On November 30, 2021, the Company issued 2,000,000 share purchase warrants to Mr. Ming Ni and it are exercisable at the lower of (i) $1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

The Company used the following assumptions in calculating the fair value of the warrants for the period ended:

March 31, 2022

Risk-free interest rate	1.14-1.15
Expected life of warrants	5-10
Volatility	80.59%-82.59%
Weighted average fair value per warrant (US$)	0.71-1.29

At March 31, 2022, the Company had share purchase warrants outstanding as follows:

	Warrants Outstanding	Fair value at issue date	Fair value charged for current year	Exercise Price	Weighted Average Remaining Life
Expiry Date		US$	US$	US$	(years)
October 29, 2022	3,500,000	4,515,601	1,373,012	1	Less than a year
October 29, 2022	3,500,000	4,229,191	850,093	1.5	Less than a year
October 29, 2022	7,000,000	7,500,124	1,068,911	2.5	Less than a year
October 27, 2026	1,800,000	1,353,304	1,353,304	1.5	4
October 29, 2026	2,000,000	1,417,766	1,417,766	1.5	4
	17,800,000	19,015,986	6,063,086

(iii) Non-controlling interests

	Taikexi	Shenzhen Guanpeng	Dacheng Liantong	Hangzhou Xu Zhihang	Metalpha	Total
	US$	US$	US$	US$	US$	US$
As of April 1, 2020 (Restated)	(505,566)	(31,664)	(10,547)	-	-	(547,777)
Net loss	(20,361)	(13,844)	(29,704)	-	-	(63,909)
As of March 31, 2021 (Restated)	(525,927)	(45,508)	(40,251)	-	-	(611,686)
Net (loss) profit	(4,837)	(3,547)	-	-	19,990	11,606
Contribution from non-controlling shareholder in a subsidiary	-	-	-	-	1,960,000	1,960,000
Acquisition of a subsidiary	-	-	-	10,459	-	10,459
Changes in non-controlling interest due to changes in ownership of partially owned subsidiary	-	-	40,251	-	-	40,251
As of March 31, 2022	(530,764)	(49,055)	-	10,459	1,979,990	1,410,630

(iv) Statutory reserves

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiaries are required to maintain a statutory surplus reserve which is non-distributable. Appropriations to such reserve are made out of net profit after tax of the statutory financial statements of the PRC subsidiaries at the amounts determined by their respective boards of directors annually up to 50% of authorized capital, but must not be less than 10% of the net profit after tax.

The statutory surplus reserve is non-distributable other than upon liquidation.

(v) Accumulated deficit

The accumulated deficit comprises the cumulative net gains and losses recognized in the Group’s statement of profit or loss.

(vi) Accumulated other comprehensive income

Accumulated other comprehensive income represents the foreign currency translation difference arising from the translation of the financial statements of companies within the Group from their functional currency to the Group’s presentation currency.

12	Accounts and other payables

	2022	2021
	US$	US$
		(Restated)
Accounts payables	6,862	22,144
Other payables and accrued charges	1,152,662	334,996
Amount due to related parties	350,320	688,371

Total	1,509,844	1,045,511

Other payables are non-interest-bearing and are expected to be settled within one year.

The amount due to related parties are unsecured, interest-free and repayable on demand.

13	Digital assets payables

	2022	2021
	US$	US$
		(Restated)
Digital assets payables to a non-controlling shareholder	6,200,109	-

As at March 31, 2022, the amount represented the digital assets obtained from a non-controlling shareholder amounted to approximately US$6,200,109. These payables were unsecured, interest-free, and repayable by agreed amount of digital assets as stipulated in the DATA in 12 months from the year end date.

The digital assets payables are measured at fair value through profit or loss and refer to Note 22(d) to the financial statement for the details of fair value analysis.

14	Convertible notes

The conversion option of the convertible bonds is accounted for as equity instrument and is determined after deducting the fair value of the liability component from the total fair value amount of the convertible bonds at the date of issuance. The residual amount represents the value of the conversion option, which is credited directly to equity as convertible bonds reserve of the Company.

The liability component of the convertible bonds is carried as a current or non-current liability, as appropriate, on the amortised cost basis until extinguished on conversion or redemption.

In June 2021, the holder of the convertible note early redeemed the convertible note in full with issue of 5,155,305 (2021: 1,841,673) ordinary shares.

On March 31, 2021, the Company issued $6,000,000 of convertible promissory notes (“convertible note #6”), which shall be convertible into ordinary shares of the Company, par value $0.0001 per share, for a purchase price of $5,940,000, and the issuance of 120,000 ordinary shares as a commitment fee. The Convertible Note has an annual interest rate of 5% and a term of 12 months from the date of closing, and is convertible into our Ordinary Shares at the lower of (a) $2.75 per share or (b) 88.0% of the lowest daily VWAP (dollar volume-weighted average price of our Ordinary Shares on the NASDAQ Capital Market (as reported by Bloomberg) during the 10 trading days prior to the conversion date (collectively, the “Conversion Price”), but not lower than $1.08 per share (the “Floor Price”). If the daily VWAP is less than $1.08 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”), the Company will make consecutive monthly amortization payments in cash or Ordinary Shares during the term of the Convertible Note beginning on the 10th calendar day after the date of the Triggering Event and continuing on the same calendar day of each successive calendar month until the Convertible Note is fully repaid (each, a “Redemption Date”) or a Triggering Event ceases. The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Convertible Note, provided that (i) the trading price of Ordinary Shares is less than the fixed conversion price ($2.75) and (ii) the Company provides the holder of the Convertible Note with at least 10 business days’ prior written notice.

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

The embedded conversion feature of the above 6 promissory notes was required recognition within equity on the commitment date. As such, the Company recorded $5,155,305 and $1,841,673 within additional paid-in-capital on the consolidated statement of financial position as of March 31, 2022 and 2021, respectively. The debt discount will be amortized as interest expense over the term of the convertible debt. During the years ended March 31, 2022 and 2021, the Company recognized $1,939,490 and $1,606,888, respectively, of interest expense related to the amortization of debt discount and issuance costs prior to capitalization of interest.

15	Revenue

	2022	2021	2020
	US$	US$	US$
		(Restated)	(Restated)
Supply chain management platform service fee	2,032,916	225,749	11,252
Fair value change of proprietary trading digital assets	122,711	—	—
Total revenue	2,155,627	225,749	11,252

16	Cost of revenue

	2022	2021	2020
	US$	US$	US$
		(Restated)	(Restated)
Cost for supply chain management platform service	334,822	—	—

17	Selling and promotion

	2022	2021	2020
	US$	US$	US$
		(Restated)	(Restated)
Marketing and promotional expenditures	4,476,056	3,343,935	—

18	General and administrative

The following items have been included in arriving at general and administrative:

	2022	2021	2020
	US$	US$	US$
		(Restated)	(Restated)
Professional fees	816,406	168,862	457,764
Wages and benefits	876,512	438,259	576,995
Travel expenses	52,520	23,539	51,727
Depreciation of property, plant and equipment	64,977	76,509	86,406
Depreciation of right of use assets	90,327	52,745	36,465
Business taxes and surcharges	—	13,400	3,956
Meals and entertainment	13,299	9,964	34,312
Share-based compensation	1,468,800	—	—
Office expenses	120,854	—	—
Insurance costs	260,213	—	—
Provision for doubtful debt	—	—	880,795
Loss on termination of lease	—	10,952	—
Other	54,622	15,148	1,822
	3,818,530	809,378	2,130,242

19	Net finance costs

	2022	2021	2020
	US$	US$	US$
		(Restated)	(Restated)
Interest income	208,326	413,691	667,898
Finance income	208,326	413,691	667,898

Interest expense	(1,955,969)	(1,606,887)	(3)
Lease expense	(11,550)	(6,127)	(2,622)
Finance cost	(1,967,519)	(1,613,014)	(2,625)
Net finance cost	(1,759,193)	(1,199,323)	665,273

20	Income tax expense

The Company is formed in Cayman Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company’s subsidiary formed in British Virgin Island is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no British Virgin Island withholding tax is imposed.

The Company’s subsidiary formed in Hong Kong is subject to the profits tax rate at 16.5% for income generated and operation in the special administrative region.

The Company’s subsidiaries incorporated in the PRC are subject to profits tax rate at 25% for income generated and operation in the country.

	2022	2021	2020
	US$	US$	US$
		(Restated)	(Restated)
Tax recognised in profit or loss
Current tax expense
Current year	8,061	—	27,413

Reconciliation of effective tax rate
Loss before income tax	(8,356,886)	(5,210,719)	(1,459,093)
Tax calculated at domestic tax rates applicable to profits in PRC (2022, 2021, and 2020: 25%)	(2,089,222)	(1,302,680)	(364,773)
Effect of tax rates in foreign jurisdiction	1,208,859	577,052	99,425
Tax effect of tax loss not recognized	888,424	725,628	292,761
Income tax expense	8,061	—	27,413

The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries incorporated in the PRC has unused net operating losses available for carry forward to future years for PRC income tax reporting purposes up to five years. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

21	Business combination

Acquisition of Hangzhou Xu Zhihang

On March 30, 2022, Dacheng Liantong, a variable interest entity and deemed subsidiary of the Company entered into an equity transfer agreement with two independent parties (“the seller”), being the shareholders of Hangzhou Xu Zhihang, to acquire 60% of equity interest in Hangzhou Xu Zhihang from the seller at a cash consideration of RMB600,000 (approximately US$94,647). After completion of transaction, Hangzhou Xu Zhihang became a 60%-owned subsidiary of the group.

The consideration transferred together with the fair value of each class of recognised assets and liabilities of the acquirees at the date of acquisition and the resulting goodwill are set out below.

US$

Total purchase price (60% of equity interest)	$94,647

Cash and Bank Balances	2,189
Trade and other receivables	156,006
Property and equipment, net	12,672
Total identifiable assets	170,867

Total liabilities assumed	(144,719)
Non-controlling interest identified	10,459
Goodwill	78,958

The fair value of assets acquired and liabilities assumed approximately the gross contractual amounts.

An analysis of the cash flows in respect of the acquisition is as follows:

US$

Purchase consideration	$(94,647)

Cash and Bank Balances	2,189

Net cash outflow	(92,458)

22	Financial risk management

Exposure to credit risk, foreign currency risks, price risk, fair value and liquidity arises in the normal course of the Company’s business. The Company has formal risk management policies and guidelines that set out its overall business strategies, its tolerance of risk and general risk management philosophy and has established processes to monitor and control its exposure to such risks in a timely manner. The Company reviews its risk management processes regularly to ensure the Company’s policy guidelines are adhered to.

(a)	Credit risk

The Group’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognized financial assets is the carrying amounts of those assets as stated in the consolidated statement of financial position. The Group’s credit risk is primarily attributable to its loan receivables, deposits and other receivables, and cash and cash equivalents. In order to minimize credit risk, the directors of the Group have delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, the directors of the Group review the recoverable amount of each individual debt regularly to ensure that adequate impairment losses are recognized for irrecoverable debts. The credit risk on cash and cash equivalents are limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. In this regard, the directors of the Group consider that the Group’s credit risk is significantly reduced.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties.

The Group considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially the following information is used:

●	internal credit rating;

●	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the counterparties’ ability to meet its obligations;

●	actual or expected significant changes in the operating results of the counterparties;

●	significant changes in the expected performance and behaviour of the counterparties, including changes in the payment status of counterparties.

A significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment. A default on a financial asset is when the counterparty fails to make contractual payments within 90 days of when they fall due.

Financial assets are written off when there is no reasonable expectation of recovery, such as a customer failing to engage in a repayment plan with the Group. The Group normally categorises a loan or receivable for write off when a debtor fails to make contractual payments greater than 365 days past due. Where loans or receivables have been written off, the Group, if practicable and economical, continues to engage in enforcement activity to attempt to recover the receivable due.

The Group uses two categories for non-trade receivables which reflect their credit risk and how the loan loss provision is determined for each of the categories. In calculating the expected credit loss rates, the Group considers historical loss rates for each category and adjusts for forward looking data.

Category	Definition	Loss provision

Performing	Low risk of default and strong capacity to pay	12 month expected losses

Non-performing	Significant increase in credit risk	Lifetime expected losses

General approach

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs.

Stage 1 – Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 – Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 – Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

The directors of the Group concluded that the expected credit losses as of March 31, 2022 and 2021 on loans receivable are insignificant.

(b)	Foreign currency risk

The Company has minimal exposure to foreign currency risk as most of its business transactions, assets and liabilities are principally denominated in the functional currencies of the Company entities.

As Hong Kong dollar is pegged to United States dollar, the Company considers the risk of movements in exchange rates between Hong Kong dollars and United States dollars to be insignificant.

The Company currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Company will monitor its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

(c)	Price risk

Exposure

Digital assets that the Company deals with in its trading activities are digital assets such as Bitcoin (“BTC”) and Ethereum (“ETH”) which can be traded in a number of public exchanges.

Company’s exposure to price risk arises from digital assets and digital assets payables which are both measured on fair value basis (Note 9 and Note 13). In particular, the Company’s operating result may depend upon the market price of BTC and ETH, as well as other digital assets. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

The price risk of digital assets arising from trading of digital assets business is partially offset by remeasurement of digital assets payables representing the obligations to deliver digital assets held by the Company in the customers’ accounts to the customers under the respective trading and lending arrangements with the Company.

Sensitivity

The Company’s held cryptocurrencies amounting to US$8,438,027 (2021: Nil) as at 31 March 2022, mainly in the form of BTC and ETH. The volatility and unpredictability of the price of cryptocurrencies relative to fiat currencies could cause impact to the Company’s performance.

At March 31, 2022, if the prices of digital assets held by the Company had increased/decreased by 7% (2021: Nil) (being a reasonably expected change determined based on average monthly price movements and the Company’s balances in different types of digital assets) in the principal markets with other variables held constant, the loss before income tax arising from changes in fair values of the assets and liabilities listed in the table below would have been higher or lower by US$93,705 for the year.

(d)	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

The Company’s policy is to recognize transfers into and transfers out of any of the three levels as of the date of the event or change in circumstances that caused the transfer.

(i) Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2022

Recurring fair value measurements:
Digital assets	-	8,438,027	-	8,438,027

Digital assets payables	-	-	6,200,109	6,200,109
Share purchase warrants	-	-	6,063,086	6,063,086

(ii) Reconciliation of liabilities measured at fair value based on level 3:

Digital assets payables
US$
As of April 1, 2021	-
Acquired during the year	8,735,145
Settlement by digital assets, for the year	(2,533,106)
Fair value gains recognized in profit or loss	(1,930)
As of March 31, 2022	6,200,109

Share purchase warrants
US$
As of April 1, 2021	-
Issued	6,063,086
As of March 31, 2022	6,063,086

(iii) Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements at March 31, 2022 and 2021:

The directors of the Company are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, the Company will normally engage external valuation experts with the recognised professional qualifications and recent experience to perform the valuations.

The Company’s digital assets payables and share purchase warrants are revalued at of March 31, 2022 by independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

Level 2 fair value measurements

		Significant unobservable input		Effect on fair
		As of March 31,	As of March 31,	value for increase of
Description	Valuation techniques and key inputs	2022	2021	inputs
Digital assets	The digital asset is quoted in unit of BTC. Price of the digital assets at level 2 fair value is referenced to quoted price of BTC.	Quoted price of BTC	-	Increase proportionately

Key unobservable inputs used in level 3 fair value measurements are mainly:

		Significant	Range		Effect on fair value
	Valuation	unobservable	As of March 31,		for increase of
Description	techniques	inputs	2022	2021	inputs

Digital assets payables	Binomial Option Pricing Model	Discount rate	-0.40% to 4.26%	-	Decrease

	Black-Scholes Pricing Model	Expected volatility	37.56%	-	Increase

Please refer to note 11 (ii) for the key unobservable inputs used in valuation of share purchase warrants.

There were no transfers between levels 2 and 3 for recurring fair value measurements during the year ended March 31, 2022 (2021: Nil).

During the year ended March 31, 2022, there were no changes in the valuation techniques used (2021: Nil).

The directors of the Company consider that the carrying amounts of Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Company’s lease liabilities are determined by using the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at March 31, 2022 and 2021 was assessed to be insignificant.

The fair values of other classes of financial assets and liabilities (except for convertible notes which is disclosed in note 14 to the financial statements) are disclosed in the respective notes to financial statements.

(e) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company monitors its liquidity risk and maintains a level of cash and bank balances deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

The following are the contractual undiscounted cash outflows of non-derivative financial liabilities:

	Within 1 year	Over 1 year	Total
	US$	US$	US$
2022
Non-derivative financial liabilities
Other payables*	1,471,844	-	1,471,844
Lease liabilities	120,592	274,952	395,544
	1,592,436	274,952	1,867,388

2021
Non-derivative financial liabilities
Other payables*	1,005,511	-	1,005,511
Lease liabilities	39,652	-	39,652
	1,045,163	-	1,045,163

*	excludes provisions

(f) Capital management

The Company’s primary objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain or adjust the capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders and issue new shares. The Company’s overall strategy remains unchanged from prior year.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total assets. The gearing ratio as at March 31, 2022 was 42% (2021: 45%).

The business plans of the Group mainly depend on maintaining sufficient funding to meet its expenditure requirements. The Group currently relies on funding from a variety of sources including equity financing.

In response to the above, the Group regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations and relevant regulatory requirements of the group entities and seek to diversify its funding sources as appropriate

23	Operating segment

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the CODM (“Chief Operating Decision Maker”) for the purpose of resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The following provides the results of operations and the financial position of the Company’s operating segments as of and during the year ended March 31, 2022. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Dacheng Liantong operating segment reflects the Company’s business of platform services. The Metalpha operating segment reflects the Company’s business of proprietary trading of digital assets.

Results of Operations

For the year ended March 31, 2022

	Metalpha	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$	US$
Revenue	122,711	-	2,032,916	-	2,155,627

Operating expenses	(75,785)	(2,835,845)	(2,292,667)	(3,425,111)	(8,629,408)

Other income (expenses)	1,930	(1,945,939)	1,393	(6,003,575)	(7,946,191)

Profit/(loss) before tax	48,856	(4,781,784)	76,464	(9,763,508)	(14,419,972)

Taxes	(8,061)	-	-	-	(8,061)

Net loss	40,795	(4,781,784)	76,464	(9,763,508)	(14,428,033)

Financial position

As of March 31, 2022

	Metalpha	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$	US$
Current assets	8,438,027	4,644,940	5,409,384	5,133,929	23,626,280
Non-current assets	-	35,874	213,844	462,741	712,459
Total assets	8,438,027	4,680,814	5,623,228	5,596,670	24,338,739

Current liabilities	(6,434,996)	(557,619)	(464,803)	(2,574,109)	(10,031,527)
Non-current liabilities	-	-	(105,540)	-	(105,540)
Total liabilities	(6,434,996)	(557,619)	(570,343)	(2,574,109)	(10,137,067)

Net assets	2,003,031	4,123,195	5,052,885	3,022,561	14,201,672

The following provides the results of operations and the financial position of the Company’s operating segments as of and during the year ended March 31, 2021. The Longyun operating segment reflects the Company’s crowdfunding and incubation business. The Dacheng Liantong operating segment reflects the Company’s business of platform services.

Results of operations

For the year ended March 31, 2021 (Restated)

	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$
Revenue	-	225,749	-	225,749

Operating expenses	(3,026,631)	(389,672)	(737,010)	(4,153,313)

Other income (expenses)	343,839	15,403	(1,642,397)	(1,283,155)

Loss before tax	(2,682,792)	(148,520)	(2,379,407)	(5,210,719)

Taxes	-	-	-	-

Net loss	(2,682,792)	(148,520)	(2,379,407)	(5,210,719)

Financial position

As of March 31, 2021 (Restated)

	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$
Current assets	8,248,675	1,973,297	5,306,793	15,528,765
Non-current assets	62,287	1,283	37,665	101,235
Total assets	8,310,962	1,974,580	5,344,458	15,630,000

Current liabilities	(4,549,369)	(2,289,621)	(230,192)	(7,069,182)
Non-current liabilities	(9,837)	-	-	(9,837)
Total liabilities	(4,559,206)	(2,289,621)	(230,192)	(7,079,019)

Net assets/(liabilities)	3,751,756	(315,041)	5,114,266	8,550,981

Geographical information

Revenue

	2022	2021	2020
	US$	US$	US$
Others	122,711	—	—
PRC	2,032,916	225,749	11,252
	2,155,627	225,749	11,252

The revenue information of continuing operations above is based on the location of the customers’ country of incorporation.

Non-current assets

All non-current assets of the Group above are based in PRC.

Major customers

As of March 31, 2022 and 2021, there was no concentration in the Company’s gross accounts receivables. For the year ended March 31, 2022 and 2021, there was no concentration in the Company’s revenues.

24	Loss per share attributable to equity holders of the Company

The basic loss per share is calculated as the loss for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares of the Company in issue during the year.

The diluted loss per share is calculated as the loss for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares used in the calculation which is the weighted average number of ordinary shares in issue plus the number of shares held under the share purchase warrants (2021: Nil).

The Company had no potentially dilutive ordinary shares in issue during the year.

	For the year ended March 31,
	2022	2021	2020
		(Restated)	(Restated)
Basic Loss Per Share Numerator

Loss for the year attributable to owners of the Company	$(14,419,972)	$(5,146,810)	$(1,419,299)

Diluted Loss Per Share Numerator
Loss for the year attributable to owners of the Company	$(14,419,972)	$(5,146,810)	$(1,419,299)

Basic Loss Per Share Denominator
Original shares:	11,650,205	11,421,393	11,421,393
Additions from actual events:
- Issuance of common stock, weighted	6,649,104	228,812	-
Basic weighted average shares outstanding	18,299,309	11,650,205	11,421,393

Diluted Loss Per Share Denominator
Diluted Weighted Average Shares Outstanding:	18,299,309	11,650,205	11,421,393

Loss Per Share
- Basic and diluted	$(0.79)	$(0.44)	$(0.12)
Weighted Average Shares Outstanding
- Basic and diluted	18,299,309	11,650,205	11,421,393

For the years ended March 31, 2022, the Group had 14,300,000 share purchase warrants outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share in the year presented, as their effects would have been anti-dilutive.

25	Transition to IFRS

The accounting policies set out in Note 2 have been consistently applied in preparing the consolidated financial statements as at March 31, 2021 and for the year ended March 31, 2021 and in the preparation of an opening IFRS statement of financial position at April 1, 2020 (“Transition Date”).

In preparing its opening and comparative IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP (“U.S. GAAP”). Explanations of how the transition from U.S. GAAP to IFRS has affected the Company’s equity and its comprehensive income (loss) are set out in the following reconciliations and the notes that accompany them.

The changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations have been prepared.

Pursuant to IFRS 1, the Company has applied IFRS on a retrospective basis, subject to the following relevant mandatory exceptions and voluntary exemptions to retrospective application of IFRS.

The Company has applied the following mandatory exceptions in its first IFRS financial statements:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates as at the Transition Date are consistent with its U.S. GAAP estimates as at that date.

In accordance with IFRS 1, the Company has applied the following voluntary exemptions in the conversion from U.S. GAAP to IFRS:

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to apply IFRS 3 to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated. As a result of this election, no adjustments were required to the Company’s consolidated statement of financial position as at the Transition Date.

The Company has not elected to adopt the remaining voluntary exemptions under IFRS 1 or has determined that they do not apply to the Company.

In addition, the Company adopted IFRS 9 effective April 1, 2020.

Reconciliation of equity as of April 1, 2020, the date of transition to IFRS

Accounts under GAAP	GAAP	Reclassifications	Differences in recognition and measurement	IFRS	Notes	Accounts under IFRS
ASSETS
Current assets						Current assets
Short-term investments	5,587,984	(5,587,984)
Short-term investments – related party	3,378,706	(3,378,706)
		8,966,690		8,966,690		Loan receivables
Non-current assets						Non-current assets
Right of use assets	63,343		(2,399)	60,944		Right of use assets
Current liabilities						Current liabilities
Accounts payable	14,337	(14,337)
Accrued liabilities and other current liabilities	313,363	(313,363)
Related party payable	403,690	(403,690)
		731,390		731,390		Accounts and other payables
Right of use liabilities	63,343		183	63,526		Lease liabilities
Stockholders’ Equity						Stockholders’ Equity
Accumulated Deficit	(753,022)		(2,582)	(755,604)		Accumulated Deficit

Reconciliation of equity as of March 31, 2021

Accounts under GAAP	GAAP	Reclassifications	Differences in recognition and measurement	IFRS	Accounts under IFRS
ASSETS
Current assets					Current assets
Short-term investments	5,073,548	(5,073,548)
Short-term investments – related party	3,959,831	(3,959,831)
		9,033,379		9,033,379	Loan receivables
Non-current assets					Non-current assets
Right of use assets	49,104		(2,806)	46,298	Right of use assets
Current liabilities					Current liabilities
Accounts payable	22,144	(22,144)
Accrued liabilities and other current liabilities	334,996	(334,996)
Related party payable	688,371	(688,371)
		1,045,511		1,045,511	Accounts and other payables
Right of use liabilities	29,739		(1,423)	28,316	Lease liabilities
Right of use liabilities – non-current portion	9,913		(76)	9,837	Lease liabilities – non-current portion
Stockholders’ Equity					Stockholders’ Equity
Accumulated Deficit	(5,901,107)		(1,307)	(5,902,414)	Accumulated Deficit

Reconciliation of comprehensive loss for the year ended March 31, 2020

	March 31, 2020	Differences in recognition and measurement	IFRS	Accounts under IFRS
Selling, general and administrative	2,130,282	(40)	2,130,242	General and administrative

Interest expense	3	2,622	2,625	Finance costs
Other comprehensive income (loss):				Other comprehensive income (loss):
Foreign currency translation income (loss)	(482,466)	-	(482,466)	Foreign currency translation income (loss)

Reconciliation of comprehensive loss for the year ended March 31, 2021

	March 31, 2021	Reclassification	Differences in recognition and measurement	IFRS	Accounts under IFRS
Operating expenses					Operating expenses
Selling, general and administrative	4,160,716	(4,160,716)			Selling, general and administrative expenses
		3,343,935		3,343,935	Selling and promotion
		816,781	(7,403)	809,378	General and administrative
Interest expense	1,606,887		6,127	1,613,014	Finance costs

Notes to the reconciliations

Leases

Under U.S. GAAP, the Company adopted ASC 842, Leases, using the modified retrospective transition approach, which applies the provisions of the new guidance at the effective date without adjusting the comparative periods presented. Under IFRS, the Company is required to recognize ROU assets and lease liabilities as at its Transition Date.

26	Related party balances and transactions

Related parties’ relationships as follows:

Name	Relationship
Mr. Hongyu Zhang	Shareholder; director of various subsidiaries
HangZhou TianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr. Mangyue Sun
Hangzhou Qianlu Information Technology Co. Ltd.	Common control by Mr. Hongyu Zhang as of March 31, 2021 and April 1, 2020
Hangzhou Yuao Investment Management Partnership	Common control by legal representative of Guanpeng
Hangzhou Yuao Venture Capital Co., Ltd	Common control by legal representative of Guanpeng
Mr. Limin Liu	Chief Executive Officer
Guo Ronghong Business Factoring Shenzhen Co., Ltd.	Common control by Mr. Hongyu Zhang as of March 31, 2021
Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd.	Common control by Mr. Wei Wang
Mangyue Sun	Legal representative and shareholder of Taikexi
Fang Qin	Spouse of Mangyue Sun
Antalpha Technologies Limited	Non-controlling shareholder of a subsidiary of the Company

Loan receivables – related parties consisted of the following:

	As of March 31, 2022	As of March 31, 2021	As of April 1, 2020
	US$	US$	US$
		(Restated)	(Restated)
Hangzhou Yuao Investment Management Partnership	-	-	1,328,613
Hangzhou Yuao Venture Capital Co., Ltd	2,245,200	2,273,636	2,050,093
Guo Ronghong Business Factoring Shenzhen Co., Ltd	-	1,845,428	-
Total	2,245,200	4,119,064	3,378,706

Other related parties’ payables consisted of the following:

	March 31, 2022	March 31, 2021	April 1, 2020
	US$	US$	US$
		(Restated)	(Restated)
Mr. Hongyu Zhang	-	-	8,100
HangZhou TianQi Network Technology Co. Ltd.	46,696	45,169	41,766
Hangzhou Qianlu Information Technology Co. Ltd.	-	25,247	353,824
Mr. Limin Liu	-	610,352	-
Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd.	205,070	-	-
Mangyue Sun	23,662	-	-
Fang Qin	47,324	-	-
Hangzhou Yuao Investment Management Partnership	-	7,603	-
Total	350,320	688,371	403,690

Outstanding payables to Mr. Hongyu Zhang, Hangzhou Qianlu Information Techonology Co. Ltd., Mr. Limin Liu, Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd., Mangyue Sun, and Fang Qin consist of working capital advances and borrowings.

Outstanding payable to HangZhou TianQi Network Technology Co. Ltd. consists of rent owed.

All amounts are due on demand, non-interest bearing and unsecured.

Related parties’ transactions are consisted of the following:

	For the year ended March 31,
	2022	2021	2020
	US$	US$	US$
		(Restated)	(Restated)
Interest income derived from:
Hangzhou Yuao Investment Management Partnership	-	30,527	103,919
Hangzhou Yuao Venture Capital Co., Ltd	80,294	97,945	77,745
Guo Ronghong Business Factoring Shenzhen Co., Ltd	-	15,374	-
Hangzhou Qianlu Information Technology Co. Ltd.	-	3,586	-
	80,294	147,432	181,664
Derivative products entered with Antalpha Technologies Limited	8,735,145	-	-
Derivative products expired to Antalpha Technologies Limited	2,533,106	-	-

27	Subsequent events

Subsequent to the end of the reporting period, the price of bitcoin and other cryptocurrencies experienced a significant downturn. Pursuant to IAS 2, the Company anticipates a fair value loss may be recorded on its cryptocurrencies held according to the decrease in the market price of cryptocurrencies since April 2022.

On May 10, 2022, the Company granted 200,000 and 500,000 share purchase warrants to an employee of the Company and consultants, respectively. The share purchase warrants are exercisable at the lower of (i) $1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On June 30, 2022, the Company implemented its 2022 Performance Incentive Plan (the “Plan”). The Plan and a form of Share Unit Award Agreement (the “Award Agreement”) have been approved by the Board of Directors of the Company for use in connection with the grant of share units of the Company to be issued under the Plan. Under the Plan, an aggregate of 3,300,000 ordinary shares of US$0.0001 par value each the ordinary shares of the Company are reserved for issuance for purposes of the Plan, subject to adjustments as contemplated by the Plan. No ordinary shares have been issued under the Plan as of the date of this financial statements.

On June 30, 2022, the Company entered into a private placement agreement with certain investors, including directors and senior members of management of the Company. Pursuant to the private placement agreement, each purchaser agrees to subscribe for and purchase, and the Company agrees to issue and sell, number of ordinary shares of the Company of par value US$0.0001 per share and certain warrants, to purchase an aggregate number of ordinary shares that equals twice the number of the subscription shares. The aggregate purchase price payable by all of the purchasers will be no more than US$3,300,000. The subscription warrants are exercisable after vesting, in whole or in part, by the purchaser within a period of five years. The vesting of the warrants will be conditioned on the attainment of the performance goals of the Company. As of the filing of this financial statements, no subscription warrants have vested.

As of August 14, 2022, The aggregate notional amount of derivative products of Metalpha Limited issued is approximately US$198.30 million. The aggregate value of the products issued to Antalpha Technologies Limited is approximately US$137.08 million.