Form 20-F
period 2024-03-31
Metalpha Technology Holding Ltd
filed 2024-10-30
CIK 1682241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _____________ to _____________.

Commission file number: 001-38208

Metalpha Technology Holding Limited

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Suite 6703-04, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Bingzhong Wang, Chief Executive Officer

Suite 6703-04, Central Plaza

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

An aggregate of 37,248,371 ordinary shares, par value US$0.0001 per share, were outstanding as of March 31, 2024.

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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“Antalpha” refers to Antalpha Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands, and/or its subsidiaries, Antalpha Technologies Limited, Antalpha Technologies Holdings Limited and Antalpha Platform Technologies Limited;

●	“China” or “PRC” refers to the People’s Republic of China and only when this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;

●	“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	“Metalpha,” “we,” “us,” “our company” or “our” refers to Metalpha Technology Holding Limited and its subsidiaries;

●	“Meta Rich” refers to Meta Rich Limited, a limited liability company organized under the laws of the British Virgin Islands and a wholly owned subsidiary of Sweet Lollipop;

●	“Metalpha HK” refers to Metalpha Holding (HK) Limited (formerly known as Longyun International Holdings Limited), a limited liability company organized under the laws of Hong Kong and a wholly owned subsidiary of Sweet Lollipop;

●	“notional amount” refers to the notional amount defined in the contract of a derivative product which is used as the basis for calculating payment or settlement for such product;

●	“PCAOB” refers to the Public Company Accounting Oversight Board;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“SFC” refers to Securities and Futures Commission of Hong Kong;

●	“shares,” “Shares,” or “Ordinary Shares” refers to the ordinary shares, par value US$0.0001 per share, of Metalpha Technology Holding Limited;

●	“Sweet Lollipop” refers to Sweet Lollipop Co., Ltd., a limited liability company organized under the laws of the British Virgin Islands and a wholly-owned subsidiary of Metalpha Technology Holding Limited; and

●	“transaction size” refers to the total amount paid by our customers for the derivative products that were traded with us in a given period;

●	“U.S. dollars,” “US$,” “$,” or “dollars” refers to the legal currency of the United States.

Our reporting currency is U.S. dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, the conversions between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.8259 to US$1.00, the exchange rate on March 29, 2024 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

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

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industries include, but are not limited to, the following:

●	We have a limited operating history and are subject to the risks encountered by early-stage companies;

●	We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned expansion and marketing efforts, which may reduce our income;

●	Our auditor has indicated that there is a substantial doubt about our ability to continue as a going concern.

●	Our wealth management business is subject to customer concentration risk;

●	We rely on certain related party for products subscription and any shortage or interruption in subscription could slow our growth and reduce our profitability;

●	Our business operations significantly depend on several key partners in the crypto industry for trading and asset custody. If these key partners experience operational disruptions due to mismanagement or regulatory sanctions resulting from non-compliance, their services may be interrupted or we may lose our assets which materially and adversely affect our business operations, financial condition and future growth;

●	We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations; and

●	The loss or destruction of private keys required to access any digital assets held by us may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Risks Related to Doing Business in Jurisdictions Where We Operate

Risks and uncertainties related doing business in jurisdictions we operate include, but are not limited to, the following:

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition;

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us;

●	Hong Kong laws and regulations related to the cryptocurrency business is still under development and subject to significant changes, and any potential changes in the legal and regulatory landscape may adversely affect our business financial condition and future expansion;

●	Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions; and

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

Risks Relating to Our Ordinary Shares and the Trading Market

Risks and uncertainties related to our Ordinary Shares and the trading market include, but are not limited to, the following:

●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation;

●	The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.;

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance;

●	If we cannot continue to satisfy listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them; and

●	We have a substantial number of warrants outstanding. The exercise of our outstanding warrants can have a dilutive effect on our Ordinary Shares.

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

To date, we had net loss for the year, accumulated deficits and cash used in operating activities. For the fiscal year ended March 31, 2024, we recorded loss for the year of $3.8 million and net cash used in operating activities of $11.6 million. As of March 31, 2024, we had an aggregate accumulated deficit of $44.0 million. We anticipate that we will continue to report losses as well as negative operating cash flow. As a result of these net losses and other factors, our independent auditor issued an audit opinion with respect to our financial statements for the three years ended March 31, 2024 that indicated that there is a substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

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

If our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and its financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon our consultant team, consisting of nine consultants. The loss of the services of our consultant team for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives, consultant team and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement if any of them were to leave.

We rely on certain related party for products subscription and any shortage or interruption in subscription could slow our growth and reduce our profitability.

Antalpha is a substantial shareholder of the Company and hence it is a related party of the Company. Antalpha is one of our key customers who subscribe to our issued cryptocurrency derivative products. For the fiscal year ended March 31, 2024, the aggregate transaction size of products we issued was approximately $517.0 million, among which Antalpha subscribed to products with a transaction size of approximately $130.3 million, accounting for approximately 25.2% of the total transaction size for the same fiscal year.

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

For the fiscal year ended March 31, 2024, the aggregate transaction size of the products we issued was approximately $517.0 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $275.3 million, representing approximately 53.2% of the total transaction size for the same fiscal year. Our largest customer subscribed to products with a transaction size of approximately $130.3 million, accounting for approximately 25.2% of the total transaction size for the same fiscal year. There is no assurance that we will be able to maintain or expand our relationships with our top customers, or that they will continue to subscribe to our products in current subscription amounts or at all. If our top customers significantly reduce or even cease their subscriptions to our products, we may not be able to timely find alternative customers with comparable subscription amounts, or at all, and we may experience a significant decline in our income as a result. Moreover, the business and financial condition of our top customers may deteriorate, which may materially and adversely affect their subscriptions to our products. Any of the foregoing, if materializes, may materially and adversely affect our business, results of operations and financial condition.

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

Additionally, the bankruptcy filings of FTX, the third largest digital asset exchange by volume at the time of its filing, and its affiliated hedge fund Alameda Research LLC, in addition to other bankruptcy filings of crypto companies throughout calendar year 2022, will likely attract heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. For example, in June 2023, the SEC brought enforcement actions against Binance and Coinbase, alleging that Binance and Coinbase operated unregistered securities exchanges, brokerages and clearing agencies. In addition, in November 2023, the SEC brought similar charges against Kraken, alleging that it operated as an unregistered securities exchange, brokerage and clearing agency. Increasing regulation and regulatory scrutiny may result in additional costs for us and our management having to devote increased time and attention to regulatory matters, change aspects of our business or result in limits on the utility of Bitcoin. In addition, regulatory developments and/or our business activities may require us to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, supervision and examination. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations may have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

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

We have adopted the development strategy to focus on the expansion of our business products of issuing cryptocurrency derivative products in international markets. As such, we are subject to regulations applicable to operators of cryptocurrency business and derivative products business in these jurisdictions. To our best knowledge, we do not believe we need to obtain relevant governmental approval and license required for issuing cryptocurrency derivative products to our customers in these jurisdictions. However, we cannot assure you that we will be able to obtain, maintain or renew any required government approval, permit, licenses for our future operations on commercially reasonable terms and in a timely manner or at all. Failure to maintain or renew these government approvals, permit or licenses for our international operations may cause us to suspend or terminate our cryptocurrency derivative product operations in such jurisdictions, and may subject us to regulatory investigations or legal proceedings and fines in these jurisdictions, which could disrupt our international operations and materially and adversely affect our business, financial condition and results of operations.

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

In the first half of 2022, some of the well-known crypto asset market participants, including Celsius Network, Voyager Digital Ltd. and Three Arrows Capital, declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX’s CEO resigned, and FTX and its subsidiaries filed for bankruptcy. The U.S. Department of Justice (the “DOJ”) subsequently brought criminal charges, including charges of fraud, violations of federal securities laws, money laundering, and campaign finance offenses, against FTX’s former CEO and others. Subsequently, in November 2023, FTX’s former CEO was found guilty by a federal jury on all seven criminal counts against him, including fraud and conspiracy to commit wire fraud, conspiracy to commit securities fraud, conspiracy to commit commodities fraud, and conspiracy to commit money laundering. FTX is also under investigation by the SEC, the DOJ, and the CFTC, as well as by various regulatory authorities in the Bahamas, Europe and other jurisdictions.

In addition, several other entities in the digital asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC. In January 2023, the SEC brought charges against Genesis Global Capital, LLC and Gemini Trust Company, LLC for their alleged unregistered offer and sale of securities to retail investors. In February 2023, the SEC also entered into a settlement agreement with cryptocurrency exchange Payward Ventures, Inc. and Payward Trading Ltd. (doing business as, and hereinafter, “Kraken”) for failing to register its “staking-as-a-service” program as a securities offering in violation of Section 5 of the Securities Act. Pursuant to the settlement agreement, Kraken agreed to cease operations of its staking program in the U.S. and pay the SEC $30 million in fines. Moreover, in November 2023, the U.S. Department of the Treasury settled charges against Binance for violations of U.S. anti-money laundering and sanctions laws.

In response to these events, the digital asset markets have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop, and it is not possible to predict at this time all of the risks that they may pose to us or on the digital asset industry as a whole.

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

Various technical issues and changes in the underlying digital asset networks or blockchains may adversely affect the value of digital assets and could adversely affect the investment in our securities, including:

●	changes to the protocols and software of digital asset networks, which are proposed by network contributors and could alter the properties and functionality of the networks;

●	updates to the blockchain’s structure, such as block size or transaction limitations, which could impact transaction speed and overall network functionality, and in extreme cases, could lead to a “hard fork”, creating incompatible blockchain implementations;

●	the lack of guaranteed financial incentives for contributors to maintain and develop the open-source digital asset networks, which could lead to failures in monitoring and upgrading the network;

●	potential manipulation of the blockchain by persons gain control of more than 50% of the network’s processing power;

●	significant reductions in the aggregate processing power or hash rate on any digital asset network, which could lead to delays in transaction confirmations;

●	insufficient award of award of digital assets for solving blocks and transaction fees, which could impact the network’s functionality.

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

Our success depends in part upon our intellectual property rights. The algorithms we use in providing the wealth management services are all self-developed. As of March 31, 2024, we held three domain names relating to our business, including our current and previous corporate websites. As of March 31, 2024, the affiliates of our shareholder, Antalpha, held 21 registered trademarks and 33 pending trademark applications and the relevant rights to the logo of Metalpha in various jurisdictions, including Hong Kong, China Taiwan, Bangladesh, Europe and the United States, among others. We have use and other relevant rights related to the “Metalpha” registered trademark and logo for our business operations. We rely primarily on trademark, copyright, service mark and trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights over our products, procedures, algorithms and services. Other persons, including our competitors, could copy or otherwise obtain and use our technology without authorization, or develop similar intellectual property independently, and thus may be able to duplicate our products and services or design around any intellectual property rights we hold. We may also pursue the registration of our domain names, trademarks and service marks in various jurisdictions, including the United States. Although the protection afforded by copyright, trade secret and trademark law, written agreements and common law may provide some advantages, these statutory protections along with non-disclosure agreements with their employees may not be adequate to enable us to protect our intellectual property. Moreover, the intellectual property laws in certain jurisdictions are not considered as strong as comparable laws in the United States or the European Union. The enforcement of intellectual property rights in certain jurisdictions is difficult and, if we seek to commence litigation against any alleged infringer, there is no assurance that they will prevail. We cannot assure you that we will be able to protect our proprietary rights.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

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

The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the United States.

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

Our auditor, the independent registered public accounting firm that issues the audit report contained in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and has been inspected by the PCAOB on a regular basis with the last inspection in April 2022. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since the majority of our operations are conducted in Hong Kong. If the PCAOB determines in the future that it no longer has full access to inspect and investigate our auditor, or another independent registered public accounting firm we may engage in the future to issue an audit report on our financial statements filed with the SEC, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act.

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

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of March 31, 2024, our management has not received from our independent registered public accounting firm any report regarding deficiencies in our internal controls over financial reporting. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management from the following aspects:

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

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following. Cayman law does not require that we make our interim results available to shareholders, although as a Nasdaq listed company, we are required to publicly file interim results for the first six months of our fiscal year. Furthermore, Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended; and (iv) in connection with the acquisition of the stock or assets of another company under certain conditions. However, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements, and the Cayman Islands laws do not require shareholder approval prior to any of the foregoing types of issuances. The Company has chosen to follow its home country practices with respect to the requirements set forth under Nasdaq Listing Rules 5635(a), 5635(b), 5635(c), and 5635(d), and therefore is not required to obtain shareholder approval prior to (1) the acquisition of stock or assets of another company, (2) the issuance of 20% or more of its outstanding ordinary shares, (3) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, and (4) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company. Also, Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, we may consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards. Since a majority of our board of directors may not consist of independent directors, fewer board members may be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. We may consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For more information regarding our corporate governance, please see “Item 16G. Corporate Governance.”

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

We received a written notification on August 13, 2023 from the Nasdaq Listing Qualification Department stating that, as a result of not having timely filed our annual report on Form 20-F for the fiscal year ended March 31, 2023, or the FY2023 Annual Report, we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all periodic financial reports with the SEC. On November 1, 2023, we obtained an extension from Nasdaq permitting us to regain compliance with Nasdaq Listing Rule 5250(c)(1) provided we file the FY2023 Annual Report on or before February 12, 2024. On February 15, 2024, we received a notice from Nasdaq notifying us that we regained compliance with the periodic filing requirement set forth under Nasdaq Listing Rule 5250(c)(1) after filing the FY2023 Annual Report with the SEC on February 12, 2024.

We received an additional written notification on April 8, 2024 from the Nasdaq Listing Qualification Department indicating that we were not in compliance with Nasdaq Listing Rule 5250(c)(2) due to our failure to file an interim balance sheet and income statement as of and for the six months ended September 30, 2023 on Form 6-K. or the Interim Report, with the SEC. On July 26, 2024, we received a notice from Nasdaq notifying us that we regained compliance with Nasdaq Listing Rule 5250(c)(2) after filing the Interim Report with the SEC on July 12, 2024.

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

As of March 31, 2024, we had warrants issued and outstanding to purchase an aggregate of 32,900,000 Ordinary Shares. The issuance of shares of Ordinary Shares upon exercise of outstanding warrants could result in substantial dilution to our shareholders. On June 30, 2022, our Company implemented our 2022 Share Incentive Plan to foster the success of our Company and to increase shareholder value by providing an additional means, through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons, and to enhance the alignment of the interests of such selected participants with the interests of our shareholders. An aggregate of 3,300,000 Ordinary Shares had been reserved for issuance under the 2022 Share Incentive Plan. On September 26, 2024, our Company implemented our 2024 Share Incentive Plan with an aggregate of 2,000,000 Ordinary Shares initially reserved for issuance, subject to an evergreen mechanism thereof. See “Item 6. Directors, Senior Management and Employees —B. Compensation of Directors and Executive Officers” for details. Any future grants will result in more stock-based compensation expenses and additional dilution.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (as amended) of the Cayman Islands, and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Based on our analysis of our income, assets, activities and market capitalization, we believe that we were a PFIC for our taxable year ended March 31, 2024. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

On June 28, 2021, we, through Sweet Lollipop, formed a wholly owned subsidiary, Meta Rich Limited (“Meta Rich”), in the British Virgin Islands.

On July 7, 2021, we, through Metalpha HK, formed a wholly owned subsidiary, LSQ Capital Limited, in Hong Kong.

On October 29, 2021, Meta Rich, together with Antalpha, formed Metalpha Limited. Meta Rich held 51%, and Antalpha held 49%, of the equity interests in Metalpha Limited. On November 28, 2022, we entered into a sale and purchase agreement with Antalpha Technologies Limited, Antalpha Technologies Holdings Limited (“Antalpha Tech”) and Meta Rich to acquire 49% equity interest held by Antalpha in Metalpha Limited. The total consideration is $2,500,000, satisfied by the allotment and issuance of 2,500,000 Ordinary Shares of the Company to Antalpha Tech. The deal was closed in November 2022 and Metalpha Limited is now a wholly-owned subsidiary of the Company.

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

On January 20, 2023, our board of directors approved our plan to discontinue and cease all business operations in mainland China (collectively, the “Mainland China Business”), which were conducted through certain operating entities in the PRC, and to dispose of the Mainland China Business by selling it to one or more third parties (the “Disposition”). On February 20, 2023, Metalpha HK, Limin Liu and Wei Wang entered into a sale and purchase agreement with Yang Xu and Liqing Zheng (collectively, the “Purchasers”), to sell all the interest in the PRC operating entities to the Purchasers and to discontinue the Mainland China Business. The aggregate consideration was $1.00, which had been approved and authorized by our board of directors. Upon the completion of the Disposition on March 31, 2023, we discontinued and ceased the Mainland China Business and terminated the VIE structure.

In February 2023, our board of directors approved and authorized a share repurchase program (the “Share Repurchase Program”), to buy back our Ordinary Shares from the open market for an aggregate purchase price of no more than $5,000,000. The purpose of the Share Repurchase Program is to reduce our issued share capital. The Share Repurchase Program will last a period of twelve months upon the date on which it was approved.

In April 2024, we partnered with Algos Electronics Corp. to establish a joint venture, NOWLIT FinTech Solutions Corp. (the “NOWLIT”), in Canada, which focuses on blockchain fintech advisory and research. Through NOWLIT, we expect to build our digital asset business presence in the North American market and further expand our market reach.

Our principal executive offices are located at Suite 6703-04, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, and our phone number is +852-35652922. We maintain a corporate website at http://www.metalpha.net/. The information contained in, or accessible from, our website or any other website does not constitute a part of this report. We have appointed Cogency Global Inc., with its address at 122 East 42nd Street, 18th Floor, New York, NY 10168 to serve as our agent to receive service of process.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B.	Business Overview

Overview

Our primary business operation centers around wealth management services, which we offer through our subsidiaries. We initiated digital asset-focused wealth management services in December 2021 and generate income primarily from the execution of cryptocurrency-related transactions, which includes the issuance of derivative products to over-the-counter (OTC) clients and our proprietary trading activities. In the fiscal year ended March 31, 2024, we partnered with a leading crypto exchange to provide crypto derivative market making services for our clients, facilitating the trading of crypto derivative products. In addition, to meet their diverse wealth management demands, we also offer certain clients traditional financial derivative products. For the fiscal years ended March 31, 2022, 2023 and 2024, income from our wealth management services accounted for 5.7%, 93.8% and 100% of our total income for the same fiscal years, respectively.

Moreover, our Hong Kong subsidiary LSQ Capital Limited, is licensed by SFC to provide asset management services in Hong Kong. For the fiscal years ended March 31, 2022, 2023 and 2024, we did not recognize any income from our asset management services.

Before the completion of the Disposition in March 2023, we, through certain operating entities in the PRC, also provided the supply chain management platform services to several auto parts suppliers and one auto parts logistics company in China. By providing supply chain management platform services to auto parts suppliers, we generated revenue from transaction fees paid to them, as a certain percentage of fees based on the aggregate amounts of purchase payments from such auto parts suppliers. For the fiscal years ended March 31, 2022, 2023 and 2024, 94.3%, 6.2% and nil of the business income generated was from the supply chain management platform services, respectively.

The Wealth Management Services

Since December 2021, we have embarked on our digital asset-focused wealth management business, aiming to provide structured derivative products and related services to institutional investors and high-net-worth individuals interested in cryptocurrency investment. By closely observing market trends and understanding customer needs, we have crafted a range of unique structured derivative products for potential clients in the market. These derivatives are based on mainstream cryptocurrencies such as Bitcoin, Ethereum, Tether tokens, USD Coin and more. Compared to direct purchases of cryptocurrencies, these structured investment products offer risk-adjusted returns, shielding customers from the substantial volatility typically associated with the cryptocurrency market. After issuing these structured derivative products to our clients, we ensure risk hedging of our trading positions through several industry trading platforms. This approach prevents us from forming a large one-sided position due to issued products, thereby protecting our results of operations from unilateral market fluctuations.

In the fiscal year ended March 31, 2024, we partnered with a leading crypto exchange to provide crypto derivative market making services for our clients, facilitating the trading of crypto derivative products with an aggregate notional amount of approximately $1,043.0 million. In addition, to meet their diverse wealth management demands, we also offer certain clients traditional financial derivative products with an aggregate notional amount of approximately $512.1 million and a transaction size of approximately $517.0 million for the same period.

We recognize (i) the fair value change of trading of digital assets, listed securities, funds and derivative contracts, (ii) gain on trading of listed securities, funds and derivative contracts, (iii) interest income on trading of digital assets and derivative contracts, (iv) services fee income and (v) fair value change on investment in trusts as our income from our wealth management business. Income from such business was $122,711, $5.7 million and $16.8 million for the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

The Securities Advising and Asset Management Business

Our Hong Kong subsidiary, LSQ Capital Limited, provides securities advising and asset management services to customers in Hong Kong. LSQ Capital Limited holds the Type 4 (Advising on Securities) and Type 9 (Asset Management) licenses as per the SFC regulations. We are currently pursuing a Type 1 (Dealing in Securities) license. In December 2023, LSQ Capital Limited successfully obtained an uplift to its existing Type 4 license from the SFC, which enables it to issue analysis and reports on virtual assets to qualified investors in addition to offering securities advising services. In April 2024, LSQ Capital Limited was granted a Type 1 license by the SFC, allowing it to provide securities and virtual assets dealing services. For the fiscal years ended March 31, 2022, 2023 and 2024, we did not recognize any income from our securities advising and asset management business.

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

In May 2023, the Fund achieved a significant milestone by securing a substantial $5.0 million anchor investment from a leading crypto company and as a result of this investment, the size of the Fund reached $20.0 million. As of March 31, 2024, the Fund’s total asset under management amounted to $61.3 million.

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

Marketing

Our clientele for our wealth management services comprises institutional investors and high-net-worth individuals who meet the criteria of professional investors. Given the compliance requirements and our client demographic, we do not, and cannot, advertise our business to the public. Our marketing efforts have therefore been focused solely on promoting our company itself through limited online channels, without referring specifically to our digital asset-focused operations. Looking ahead, under the guidance of our legal team, we will continue to market our company within the confines of legality and compliance, without explicitly advertising our cryptocurrency-related activities.

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

(1)	Keeping up with the fast-paced evolution of the digital currency industry and the web3 industry. The past three years have seen significant growth in the cryptocurrency and web3 sectors, despite several challenging circumstances. Cryptocurrencies are increasingly recognized within traditional finance, and major internet companies such as Facebook have shown significant interest in web3. However, the industry has been shaken by certain adverse events, including the collapse of industry giants like FTX and Luna. Furthermore, regulatory bodies such as the SEC have been increasingly scrutinizing major platforms like Binance and Coinbase, leading to ongoing investigations and lawsuits. These incidents have caused considerable market volatility and uncertainty. Despite these setbacks, we anticipate the industry’s upward trend to persist for decades to come, providing numerous opportunities for fresh business development. To navigate these complexities, we have assembled a team of professionals from conventional financial and internet companies. This allows us to leverage our technical prowess and industry experience to capitalize on less mature areas of the cryptocurrency sector, and respond effectively to the industry’s challenges, thereby maintaining a competitive edge.

(2)	Catering primarily to large institutions and high-net-worth individuals within the cryptocurrency world. Unlike other cryptocurrency enterprises that primarily cater to retail individuals, we have always maintained that our ideal clientele comprises large institutions and affluent individuals within the cryptocurrency sphere. These institutional clients appreciate the fixed returns and risk mitigation our products offer, and are more likely to recognize our trading and product design capabilities. In addition, prioritizing high-net-worth clients echoes proven strategies from the traditional financial structured product sector. Given that our company is in its early stages with a growing team, we can more effectively service a selected number of institutional clients with our current staffing levels.

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

Financial Services (Regulatory Sandbox) Regulations(as amended) of the British Virgin Islands

Notwithstanding the existing financial service legislation, the FSC also introduces the Financial Services (Regulatory Sandbox) Regulations(as amended) (the “Sandbox Regulations”) in the British Virgin Islands to launch a regulatory sandbox designated to support and facilitate innovation in the financial technology sector and allow businesses to trail new products and services which amount to “innovative FinTech” (the “Sandbox”), for a limited period, without the need to apply for a licence to conduct financial service business in the British Virgin Islands. Pursuant to the Sandbox Regulations, “innovative FinTech” is defined as the “development or implementation of a new system, mechanism, idea, method, or other arrangement through the use of technology to create, enhance or promote a product or service with respect to the conduct or provision of a financial services business”. The Sandbox is open to a (i) BVI business company; (ii) a foreign company; (iii) a limited partnership; (iv) a micro business company; (v) the licensee; and (vi) any other person that the FSC wishes to consider for participating in the Sandbox. In approving an applicant as a Sandbox participant, the FSC must be satisfied that:

●	it has received all requisite information and documents from the applicant;

●	the applicant is fit and proper; and

●	the granting of approval is not against the public interest.

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

On October 4, 2019, the SFC published a Proforma Terms and Conditions for Licensed Corporations which Manager Portfolios that Invest in Virtual Assets (the “Terms and Conditions”). The Terms and Conditions apply to licensed corporations which manage or plan to manage funds (or portfolio of funds) with a stated investment objective to invest in VAs or an intention to invest 10% or more of the gross asset value of the fund in VAs. The Terms and Conditions plans to subject the VA fund managers to the same regulatory requirements irrespective of whether the VAs under their management constitute “securities” or “futures contract” and sets forth principles that are based on existing requirements under the rules and guidelines published by the SFC but are adapted to address the particular risks related to VAs, including restrictions on distribution of any VA fund, custody of assets and disclosure or reporting requirements.

On January 28, 2022, the SFC and the HKMA issued a Joint Circular on Intermediaries’ Virtual Asset-Related Activities (the “Joint Circular”). The Joint Circular replaces the Regulatory Framework Statement on distribution of VA funds. The Joint Circular applies to intermediaries that wish to engage in the distribution of VA-related products and the provision of VA dealing and advisory services. The Joint Circular sets out new requirements (such as additional investor protection measures) and reminds intermediaries of the existing requirements that apply to the relevant activities:

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

On December 27 2023, the HKMA and Financial Services and the Treasury Bureau (“FSTB”) jointly issued a public consultation paper to gather views on the legislative proposal to regulate issuers of stablecoin (the “Stablecoin Issuer Consultation Paper”). The Stablecoin Issuer Consultation Paper proposes a regulatory regime for fiat-referenced stablecoin (“FRS”) issuers with the below features:

●	introducing a new piece of legislation to implement a licensing regime requiring all FRS issuers that meet certain conditions to be licensed by the HKMA;

●	requiring that FRS can only be offered by specified licensed entities, and only FRS licensed by the HKMA can be offered to retail investors;

●	prohibiting the advertising of FRS issuance by unlicensed entities, or non-specified licensed entities’ offering of FRS;

●	providing the necessary powers for the authorities to adjust the parameters of in-scope stablecoins and activities having regard to the rapid VA market development; and

●	providing a transitional arrangement to facilitate the implementation of the regulatory regime.

In connection with the Stablecoin Issuer Consultation Paper, the HKMA announced on March 12 2024 the launch of the stablecoin issuer sandbox arrangement.

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

Employees

As of March 31, 2024, we had an aggregate of 19 employees, all of which are full-time employees. In addition, we are further supported by a team of nine consultants. As of March 31, 2022 and 2023, we had an aggregate of 49 and 14 employees, respectively.

The following table sets forth a breakdown of our employees by function as of March 31, 2024:

	As of March 31, 2024
Functions:	Number	% of Total
Management	4	21.1
Sales and trading team	5	26.3
SFC licensed employees	4	21.1
General and administrative	6	31.5
Total	19	100.0

None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. We compensate our employees with basic salaries. As required by Hong Kong laws and regulations, we participated in Mandatory Provident Fund plans for our employees.

Intellectual Property

As of March 31, 2024, Antalpha Tech, held 21 registered trademarks, 33 pending trademark applications and rights to the logo of Metalpha in various regions, including Hong Kong, China Taiwan, Bangladesh, Europe and the United States, among others. We have use and other relevant rights related to the “Metalpha” registered trademark and logo for our business operations.

As of March 31, 2024, we held three domain names relating to our business, including our corporate website, www.metalpha.net and previous corporate website www.divintinc.com.

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

The address of our principal executive office is Suite 6703-04, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, where we lease office space of approximately 2,024 square feet, pursuant to a lease agreement with a third party, for the period from May 14, 2024 to May 16, 2026. The monthly rent is HKD125,488 and the monthly service charge is HKD21,454.0.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

Historically, a significant majority of our revenue was generated from the supply chain management business, which was operated by certain operating entities in the PRC. By providing supply chain management platform services to auto parts suppliers, we generated revenue from transaction fees paid to them, as a certain percentage of fees based on the aggregate amounts of purchase payments from such auto parts suppliers. For the fiscal years ended March 31, 2022, 2023 and 2024, 94.3%, 6.2% and nil of the total business income generated was from the supply chain management platform services, respectively.

Upon the completion of the Disposition in March 2023, we discontinued and ceased the supply chain management business and terminated the VIE structure. Currently, we provide wealth management services to customers through our subsidiaries. We began offering these services in December 2021 and generated income primarily from the execution of cryptocurrency-related transactions, including the issuance of derivative products to OTC clients and our proprietary trading activities. For the fiscal years ended March 31, 2022, 2023 and 2024, 5.7%, 93.8% and 100.0% of the total business income generated was from our wealth management services, respectively. Moreover, our Hong Kong subsidiary LSQ Capital Limited, is licensed by SFC to provide asset management services in Hong Kong. For the fiscal years ended March 31, 2022, 2023 and 2024, we did not recognize any income from our asset management services.

For the fiscal years ended March 31, 2022, 2023 and 2024, our income from the continuing operation was $122,711, $5.7 million and $16.8 million, respectively, and loss for the year from continuing operation amounted to $11.2 million, $11.9 million and $3.7 million, respectively.

B.	Factors Affecting Our Results of Operations

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

Our Relationships with Certain Key Customers

We generate a significant amount of income from certain key customers. For the fiscal year ended March 31, 2023, the aggregate transaction size of the products traded was approximately $316.9 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $286.4 million, representing approximately 90.3% of the total transaction size for the same fiscal year. For the fiscal year ended March 31, 2024, the aggregate transaction size of the products traded was approximately $517.0 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $275.3 million, representing approximately 53.2% of the total transaction size for the same fiscal year. If our relationships with such top customers deteriorate, they may significantly reduce or even cease their purchase of our products, which could materially impact our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Our wealth management business is subject to customer concentration risk.”

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

Key Line Items Affecting Our Results of Operations

Income

The following table sets forth our income generated from continuing operation for the periods indicated:

	For the fiscal year ended March 31,
	2024	2023	2022
	US$	US$	US$
Income from wealth management services
- Unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts	5,865,294	5,288,523	122,711
- Realized gain on trading of listed securities, funds and derivative contracts	9,745,407	-	-
- Interest income on trading of digital assets and derivative contracts	916,616	-	-
- Services fee income	236,228	-	-
- Unrealized fair value change on investment in trusts	-	403,533	-
Net fair value change in digital assets	16,763,545	5,692,056	122,711

We completed the disposal of the Mainland China Business in March 2023 and continue to operate wealth management business.

We started the wealth management business in December 2021. For such business, we generate income primarily from the execution of cryptocurrency-related transactions, including the issuance of derivative products to OTC clients and income from our proprietary trading activities.  For the fiscal years ended March 31, 2022, 2023 and 2024, income from our wealth management services was $122,711, $5.7 million and $16.8 million, respectively.

Cost of Income

Cost of income for continuing operation consists of commission to traders and technical support fees. For the fiscal years ended March 31, 2022, 2023 and 2024, our cost of income for continuing operation was $75,785, $3.7 million and $11.1 million, respectively.

Selling and Promotion Expenses

Selling and promotion expenses for continuing operation consist primarily of marketing and promotional expenditures for acquiring deals from customers. For the fiscal years ended March 31, 2022, 2023 and 2024, our selling and promotion expenses for continuing operation was $57,883, $39,799 and $41,411, respectively.

Share Purchase Warrants Expenses

Share purchase warrants expenses for continuing operation represent the expenses in relation to the issuance of warrants to certain consultants, employees, and Antalpha in the fiscal years ended March 31, 2022 and 2023. For the fiscal years ended March 31, 2022, 2023 and 2024, our share purchase warrants expenses for continuing operation was $6.1 million, $10.2 million and $6.0 million, respectively.

General and Administrative Expenses

General and administrative expenses for continuing operation consist primarily of share-based compensation, the professional fees paid to legal advisors, consultants and the auditor, wages and benefits for our general and administrative personnel, director fees in relation to compensation and incentives paid for services rendered by our directors, insurance costs and amortization of right-of-use assets. For the fiscal years ended March 31, 2022, 2023 and 2024, our general and administrative expenses for continuing operation was $3.2 million, $3.5 million and $4.3 million, respectively.

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

	For the fiscal year ended March 31,
	2024		2023		2022
	US$	%	US$	%	US$	%
Income from wealth management business	16,763,545	100.0	5,692,056	100.0	122,711	100.0

Cost of income	(11,135,797)	(66.4)	(3,671,398)	(64.5)	(75,785)	(61.8)
Gross profit	5,627,748	33.6	2,020,658	35.5	46,926	38.2

Operating expenses
Selling and promotion	(41,411)	(0.2)	(39,799)	(0.7)	(57,883)	(47.2)
General and administrative	(4,254,719)	(25.4)	(3,536,092)	(62.1)	(3,238,964)	(2,639.5)
Total operating expenses	(4,296,130)	(25.6)	(3,575,891)	(62.8)	(3,296,847)	(2686.7)

Profit (loss) from operation	1,331,618	7.9	(1,555,233)	(27.3)	(3,249,921)	(2648.4)

Other income and expenses, net
Other income	1,041,062	6.2	40,588	0.7	32,372	26.4
Loss on exchange differences	-	-	(1,199)	(0.0)	(4,058)	(3.3)
Share purchase warrants expenses	(6,047,848)	(36.1)	(10,176,995)	(178.8)	(6,063,086)	(4,940.9)
Finance costs	(4,241)	(0.0)	(8,464)	(0.1)	(1,941,894)	(1,582.5)
Total other income and expenses, net	(5,011,027)	(29.9)	10,146,070	178.2	(79,976,666)	(65,174.8)
Loss before income tax expense from continuing operation	(3,679,409)	(21.9)	(11,701,303)	(205.6)	(11,226,587)	(9,148.8)
Income tax expense	-	-	(218,035)	(3.8)	(8,061)	(6.6)
Loss for the year from continuing operation	(3,679,409)	(21.9)	(11,919,338)	(209.4)	(11,234,648)	(9,155.4)

Discontinued operation
Loss from discontinued operation	-	-	(9,763,190)	(171.5)	(3,193,385)	(2,602.4)
Gain on disposal of discontinued operation	-	-	1,515,177	26.6	-	-
Total loss from discontinued operation	-	-	(8,248,013)	(144.9)	(3,193,385)	(2,602.4)
Loss for the year	(3,679,409)	(21.9)	(20,167,351)	(354.3)	(14,428,033)	(11,757.7)

Other comprehensive (loss) income
Foreign operations – foreign currency translation differences	(35,052)	(0.2)	(279,484)	(4.9)	602,104	490.7
Total comprehensive loss for the year	(3,714,461)	(22.2)	(20,446,835)	(359.2)	(13,825,929)	(11,267.1)

Loss for the year attributable to owners of the Company:
Loss from continuing operation	(3,714,461)	(22.2)	(12,308,656)	(216.2)	(11,254,638)	(9,171.7)
Loss from discontinued operation	-	-	(8,248,013)	(144.9)	(3,185,001)	(2,595.5)
Loss attributable to owners of the Company	(3,714,461)	(22.2)	(20,556,669)	(361.1)	(14,439,639)	(11,767.2)

Profit for the year attributable to non-controlling interests
Profit from continuing operation	-	-	389,318	6.8	19,990	16.3
Loss from discontinued operation	-	-	-	-	(8,384)	(6.8)
Profit attributable to owners of non-controlling interests	-	-	389,318	6.8	11,606	9.5
	(3,714,461)	(22.2)	(20,167,351)	(354.3)	(14,428,033)	(11,757.7)

Total comprehensive (loss) income for the year attributable to:
Owners of the Company	(3,714,461)	(22.2)	(20,836,153)	(366.1)	(13,837,535)	(11,276.5)
Non-controlling interests	-	-	389,318	6.8	11,606	9.5
	(3,714,461)	(22.2)	(20,446,835)	(359.2)	(13,825,929)	(11,267.1)

Loss per share attributable to owners of the Company -basic and diluted
- continuing operation	(0.11)	(0.0)	(0.44)	(0.0)	(0.62)	(0.0)
- discontinued operation	-	-	(0.31)	(0.0)	(0.17)	(0.0)
- owners of the Company	(0.11)	(0.0)	(0.75)	(0.0)	(0.79)	(0.0)

Weighted average number of shares outstanding
- basic and diluted	34,706,179	207.0	26,990,679	474.2	18,299,309	14,912.5

Fiscal Year ended March 31, 2024 Compared to Fiscal Year ended March 31, 2023

Income

Our income generated from continuing wealth management business increased significantly from $5.7 million for the fiscal year ended March 31, 2023 to $16.8 million for the fiscal year ended March 31, 2024, primarily because (i) we secured more wealth management deals from our customers for the fiscal year ended March 31, 2024, because we put more efforts on our continuing business after the completion the disposal of Mainland China Business, and (ii) we recognized income from both the unrealized fair value change and interest income of the deals in other investments including digital assets, listed securities and its related derivative contracts. We entered these deals with the aim to diversify our investment portfolio and reduce the related risks.

Cost of Income

Our income generated from continuing wealth management business increased significantly from $3.7 million for the fiscal year ended March 31, 2023 to $11.1 million for the fiscal year ended March 31, 2024, which was generally in line with the growth in income generated from our continuing business.

Selling and Promotion Expenses

Our selling and promotion expenses for continuing operation remained relatively stable at $41,411 for the fiscal year ended March 31, 2024, as compared to $39,799 for the fiscal year ended March 31, 2023.

General and Administrative Expenses

Our general and administrative expenses from continuing operation remained relatively stable at $4.3 million for the fiscal year ended March 31, 2024, as compared to $3.5 million for the fiscal year ended March 31, 2023.

Share Purchase Warrants Expenses

Our share purchase warrants expenses for continuing operation were $10.2 million and $6.0 million for the fiscal year ended March 31, 2023 and 2024, respectively, mainly in relation to issuance of warrants to certain consultants pursuant to the May 2022 Consulting Agreement (defined below), to certain of our employees in May 2022 and to Antalpha in November 2022. Consulting Agreement (defined below) and October 2021 Consulting Agreement (defined below) with these personnel. See “Item 10. Additional Information—C. Material Contracts.”

Discontinued Operation

We recorded loss from discontinued operation of $9.8 million for the fiscal years ended March 31, 2023. We recorded gain on disposal of discontinued operation of $1.5 million for the fiscal year ended March 31, 2023, mainly in relation to the Disposition on March 31, 2023. We did not recorded any loss or gains from discontinued operation for the fiscal year ended March 31, 2024, as we have completed such Disposition on the same date.

Net Loss

As a result of the foregoing, we recorded a net loss of $3.7 million for the fiscal year ended March 31, 2024, as compared to a net loss of $20.2 million for the fiscal year ended March 31, 2023.

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

C.	Liquidity and Capital Resources

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Fiscal Year Ended March 31,
	2024	2023	2022
	US$
Net cash used in operating activities	(11,599,148)	(1,140,324)	(4,794,979)
Net cash (used in)/generated from investing activities	32,678	(20,423)	348,106
Net cash generated from financing activities	9,733,969	2,595,088	8,994,777
Net (decrease)/increase of cash and cash equivalents	(1,832,501)	1,434,341	4,547,904
Effect of foreign currency translation	(35,201)	26,783	(243,451)
Cash and cash equivalents at beginning of the year	6,748,115	5,286,991	982,538
Cash and cash equivalents at end of the year	4,880,413	6,748,115	5,286,991

Our cash and cash equivalents consist of cash, bank deposits and other currency of value. As of March 31, 2022, 2023 and 2024, our cash and cash equivalents were $5.3 million, $6.7 million and $4.9 million, respectively. Our prepayments and other receivables as of March 31, 2022, 2023 and 2024 was $0.5 million, $0.2 million and $0.1 million, respectively. We expect that substantially all of our future income will be denominated in USD.

Operating Activities

Net cash used in operating activities for continuing operation for the fiscal year ended March 31, 2024 was $11.6 million. The net cash outflow for continuing operation was primarily attributable to our loss before income tax expense from continuing operating of $3.7 million, adjusted by (i) certain non-cash items, primarily comprising (a) cost of income of $6.7 million, (b) share purchase warrants expenses of $6.0 million, and (c) unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts of $5.7 million; and (ii) changes in working capital, primarily comprising (a) increase in financial assets at fair value through profit and loss of $18.6 million, (b) an increase in accounts and other payables of $3.8 million, and (c) an increase in payable to customers of $0.5 million. Net cash used in operating activities for discontinued operation for the fiscal year ended March 31, 2024 was nil.

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

Investing Activities

Net cash generated from investing activities for continuing operation for the fiscal year ended March 31, 2024 was $32,678, primarily due to interest received of $33,959, which was partially offset by addition of property and equipment of $1,281. Net cash generated from investing activities for discontinued operation for the fiscal year ended March 31, 2024 was nil.

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

Financing Activities

Net cash generated from financing activities for continuing operation for the fiscal year ended March 31, 2024 was $9.7 million, primarily due to (i) proceeds from shares issued on private placement of $4.8 million, partially offset by the repurchase of shares of $82,127, (ii) issuance of notes of $5.0 million and (iii) the payment of principal portion of lease liabilities of $0.1 million. Net cash used in financing activities for discontinued operation for the fiscal year ended March 31, 2024 was nil.

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

Material Cash Requirements

Capital Expenditures

Our capital expenditure was nil, nil, and nil for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures, if any, with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Lease Liabilities

As of March 31, 2024, the Company had leased buildings used for its operations. The following table sets forth a breakdown of the carrying amounts of lease liabilities as of the dates indicated.

As of March 31, 2024
US$
Lease Liabilities
Current	40,245
Non-current	-
Total	40,245

For the fiscal years ended March 31, 2022, 2023 and 2024, we incurred lease payments of $0.1 million, $0.2 million and $0.1 million, respectively, which was mainly associated with our leased offices in Hong Kong and mainland China.

For the fiscal years ended March 31, 2022, 2023 and 2024, we incurred interest of lease liabilities of $3,091, $8,464 and $4,241, respectively.

There have been no material changes to our contractual obligations since March 31, 2024.

D.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

E.	Trend Information

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

F.	Critical Accounting Estimates

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

The following table summarizes our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

(i)	Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2024
Digital assets	126,468,184	-	-	126,468,184
Listed equity securities	1,727,007	-	-	1,727,007
Listed futures contracts	9,731	-	-	9,731
Unlisted equity securities		-	811,404	811,404
Investments in funds	40,646,465	-	-	40,646,465
Digital assets payable	-	-	(71,437,331)	(71,437,331)
Digital assets payable – related party	-	-	(8,926,859)	(8,926,859)
Total	168,851,387	-	(79,552,786)	89,298,601
As of March 31, 2023
Investment in trusts	2,722,517	-	-	2,722,517
Restricted digital assets	5,110,220	-	-	5,110,220
Digital assets	41,113,238	-	-	41,113,238
Digital assets payable	(1,533,167)	-	(9,796,120)	(11,329,287)
Digital assets payable – related party	-	-	(22,854,211)	(22,854,211)
Total	47,412,808	-	(32,650,331)	14,762,477

(ii)	Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements as of March 31, 2023 and 2022:

Our directors are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, we will normally engage external valuation experts with the recognized professional qualifications and recent experience to perform the valuations.

Our digital assets payables and share purchase warrants are revalued as of March 31, 2023 and 2024 by an independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

The digital assets are measured at level 1 fair value. The determination of fair value hierarchy level for valuation of the digital assets would depend on whether the underlying digital assets is traded in an active market.

The fair value of the digital assets payable are determined based on the Binomial Option Pricing Model and Black-Scholes Pricing Model. The significant unobservable inputs under Binomial Option Pricing Model mainly include risk free rate of nil (2023: from 3.80% to 9.32%) and expected volatility of range from 55.00% to 61.38% (2023: from 24.02% to 101.58%). The significant unobservable inputs under Black-Scholes Pricing Model mainly include risk free rate of nil (2023: from 4.78% to 9.01%) and expected volatility of 55% (2023: from 39.11% to 68.10%). The fair value increases with the increase in the risk-free rate or expected volatility.

There were no transfers between levels 2 and 3 for recurring fair value measurements during the fiscal years ended March 31, 2023 and 2024.

During the fiscal years ended March 31, 2023 and 2024, there were no changes in the valuation techniques used.

Our directors consider that the carrying amounts of our financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of our lease liabilities are determined by using the discounted cash flows method using discount rate that reflects our borrowing rate as of the end of the reporting period. The own non-performance risk as of March 31, 2023 and 2024 was assessed to be insignificant.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Bingzhong Wang	42	Chief Executive Officer, Chairman of the Board of Directors, and Director
Xiaohua Gu	52	Chief Financial Officer
Ming Ni	42	Chief Operating Officer and Director
Limin Liu	54	Human Resources Director and Director
Jingxin Tian	45	Independent Director
Kim Fung Lai	59	Independent Director
Sen Lin	49	Independent Director
Kiyohiro Kawayanagi	56	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Bingzhong Wang has served as our CEO and Chairman of the Board of Directors since September 2024 and has served as our director since December 9, 2021. Mr. Wang has extensive experience in financial investment and corporation management. He currently serves as a director at multiple companies including LSQ Investment Management Limited, Metalpha BVI, and Natural Selection Capital Holdings Limited. From July 2017 to October 2020, Mr. Wang has served as the chief executive officer and an executive director at Loto Interactive Limited, a Hong Kong listed company mainly engaged in the provision of data analysis and storage services. Mr. Wang has served as an independent director at Peking University Resources (Holdings) Co., Ltd., a Hong Kong-based investment holding company principally engaged in sales of information products and real property-related businesses, since December 2021. Mr. Wang received his bachelor’s degree in Computer Science from Nanjing University in 2005 and his MBA degree from Hong Kong University of Science and Technology in 2013.

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

Mr. Limin Liu has served as our director since August 21, 2019 and our human resources director since September 2024. From August 2019 to September 2024, Mr. Liu served as our CEO and Chairman of the Board of Directors. From July 2014 to June 2019, Mr. Liu served as the Global Lead of Department of Financial Service Industry of Huawei Technologies Co., Ltd. From 2006 to 2014, Mr. Liu served as the vice president for sales and technology of Beijing Futong Dongfang Technology Co., Ltd. From 1994 to 2006, Mr. Liu worked at IBM China subsequently as an engineer, business representative, and director of sales. Mr. Liu graduated from Zhejiang University in 1993 with a major in motor control.

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

Mr. Kim Fung Lai has served as our director since December 9, 2021. Mr. Lai has been in the financial investment industry since 1996. Mr. Lai served as an independent director at Ocean Star Technology Group Limited, a Hong Kong listed company since January 2022, He also served as an independent director at Goldstone Investment Group Limited, a Hong Kong listed investment holding company, from September 2020 to May 2023. He has also been an independent director at AVIC International Capital (Hong Kong), an investment management institution. From July 2017 to August 2020, Mr. Lai served as the chief executive officer and an executive director at DTXS Silk Road Investment Holdings Company Limited, a Hong Kong listed investment company specializing in the finance, culture, and tourism industries. As one of the founders of Hong Kong China Tourism Financial Investment Holdings Co., Ltd., a wholly-owned subsidiary of Hong Kong China Tourism Group (“HKCTG”), Mr. Lai served in multiple management positions at HKCTG from 1998 to July 2017. Mr. Lai is a founding director of China Mergers & Acquisitions Association (Hong Kong) and serves as Chair of the Industrial Development Committee at the Hong Kong Society of Artificial Intelligence and Robotics. He is also a senior member of both the Chartered Institute of Bankers and the Hong Kong Institute of Bankers. Mr. Lai received his MBA degree from the University of Exeter in 1996 and his postgraduation diploma in Advanced Accounting from the City University of Hong Kong in 2000.

Mr. Sen Lin has served as our director since December 9, 2021. Mr. Lin has over 23 years of experience in accounting and auditing. Since December 2023, Mr. Lin has served as a financial controller of Sinohope Technology Holding Limited, a company focusing on the R&D and service of Blockchain and Asset management. From March 2021 to August 2022, Mr. Lin served as the chief financial officer at Shenzhen Thunderstone Technology Co., Ltd., a company focusing on the research and development, production, and sales of electronic cigarettes. He has been an independent non-executive director since July 2017 at Loto Interactive Limited, a Hong Kong listed company mainly engaged in the provision of data analysis and storage services. From October 2020 to February 2021, Mr. Lin served as a partner at ONEWO Space-Tech Service Co., Ltd., a real property service provider. From June 2017 to April 2019, Mr. Lin served as the chief financial officer of 7Road Holdings Limited, a China-based investment holding company focusing on the development and operation of online games. From November 2006 to January 2017, he also served as the chief financial officer of Palm Commerce Information Technology (China) Co., Ltd., a company focusing on the development and operation of lottery software. From February 2001 to November 2006, Mr. Lin served as a manager of PricewaterhouseCoopers, and he became a certified public accountant in China in 2010. Mr. Lin received his bachelor’s degree in international business administration from Central University of Finance and Economics in 1998 and an EMBA degree from China Europe International Business School in 2011.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Hong Kong, China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There is no family relationship among any of our directors or executive officers.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2024, we paid an aggregate amount of HKD4,585,950 in cash as compensation to our directors and executive officers.

On June 30, 2022, the Company implemented its 2022 Performance Incentive Plan (the “2022 Plan”) to foster the success of the Company and to increase shareholder value by providing an additional means, through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons, and to enhance the alignment of the interests of such selected participants with the interests of the Company’s shareholders. The 2022 Plan and a form of Share Unit Award Agreement have been approved by the board of directors of the Company for use in connection with the grant of share units of the Company to be issued under the 2022 Plan. Under the 2022 Plan, an aggregate of 3,300,000 Ordinary Shares are reserved for issuance for purposes of the 2022 Plan, subject to adjustments as contemplated by the 2022 Plan. All of the 3,300,000 Ordinary Shares have been issued under the 2022 Plan as of the date of this annual report. The Company has elected to follow home country practice instead of Nasdaq Listing Rule 5635(c).

On September 24, 2024, our board of directors approved the 2024 Share Incentive Plan (the “2024 Plan”), which became effective on October 12, 2024. The maximum aggregate number of shares of our Company which may be issued pursuant to all awards under the 2024 Plan (the “Share Limit”) shall initially be 2,000,000 Ordinary Shares. On the first day of each of the subsequent fiscal years during the term of the 2024 Plan (each, an “Evergreen Date”), the Share Limit shall automatically increase by an amount determined by the board of directors that is equal to no more than three percent (3%) of the total number of Ordinary Shares outstanding on the last day of the immediately preceding fiscal year; provided, however, if the board of directors does not determine such amount of increase by an Evergreen Date, the Share Limit shall automatically increase by three percent (3%) of the total number of Ordinary Shares outstanding on the last day of the immediately preceding fiscal year. As of the date of this annual report, we have not issued any Ordinary Shares pursuant to the 2024 Plan.

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

Audit Committee

Our audit committee consists of Mr. Sen Lin, Mr. Kiyohiro Kawayanagi and Ms. Jingxin Tian. Mr. Sen Lin is the chairperson of our audit committee. We have determined that Mr. Sen Lin, Mr. Kiyohiro Kawayanagi and Ms. Jingxin Tian satisfy the “independence” requirements of Section 5605(c)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Sen Lin qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Sen Lin, Mr. Kim Fung Lai and Ms. Jingxin Tian. Mr. Sen Lin is the chairperson of our compensation committee. We have determined that Mr. Sen Lin, Mr. Kim Fung Lai and Ms. Jingxin Tian satisfy the “independence” requirements of Section 5605(c)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Sen Lin, Mr. Kim Fung Lai and Mr. Kiyohiro Kawayanagi. Mr. Kiyohiro Kawayanagi is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Sen Lin, Mr. Kim Fung Lai and Mr. Kiyohiro Kawayanagi satisfy the “independence” requirements of Section 5605(c)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Sen Lin, Kim Fung Lai, Kiyohiro Kawayanagi and Jingxin Tian satisfy the “independence” requirements of Section 5605(c)(2) of the Nasdaq Listing Rules.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on there being 38,373,371 ordinary shares issued and outstanding as of June 30, 2024.

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

Name of Beneficial Owners	Number of Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Aggregate Voting Power (8)
Directors and Executive Officers†:
Bingzhong Wang (1)	2,400,000	6.3%	6.3%
Xiaohua Gu	50,000	0.1%	0.1%
Limin Liu (2)	1,408,120	3.8%	3.8%
Ming Ni (3)	1,600,000	4.2%	4.2%
Jingxin Tian	—	—	—
Kim Fung Lai	—	—	—
Sen Lin	—	—	—
Kiyohiro Kawayanagi	—	—	—
All directors and executive officers as a group (eight individuals)	5,458,120	14.2%	14.2%
5% Shareholders:
Antalpha (4)	9,250,000	22.2%	22.2%
LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP	3,966,667	10.3%	10.3%
Xianqun Hu (5)	3,940,000	9.3%	9.3%
Folius Digital Opportunities Master Fund Ltd. (6)	3,500,000	9.1%	9.1%

(1)	Consists of (i) 1,200,000 Ordinary Shares and (ii) 1,200,000 Ordinary Shares issuable upon exercise of the warrants issued to Mr. Bingzhong Wang pursuant to a securities subscription and warrant purchase agreement among Mr. Bingzhong Wang, our Company and certain other parties dated June 30, 2022 within 60 days from June 30, 2024. Information set forth above is based upon Mr. Bingzhong Wang’s Schedule 13D filed with the SEC on June 7, 2023.

(2)	Consists of (i) 380,000 Ordinary Shares held by Mr. Liming Liu, (ii) 788,120 Ordinary Shares held by PERFECTKL HOLDING CO., LIMITED, a company solely owned by Mr. Liming Liu and (iii) 240,000 Ordinary Shares upon exercise of the warrants issued to Mr. Liming Liu pursuant to a securities subscription and warrant purchase agreement among Mr. Liming Liu, our Company and certain other parties dated June 30, 2022 within 60 days from June 30, 2024.

(3)	Consists of (i) 800,000 Ordinary Shares and (ii) 800,000 Ordinary Shares issuable upon exercise of the warrants issued to Mr. Ming Ni pursuant to a securities subscription and warrant purchase agreement among Mr. Ming Ni, our Company and certain other parties dated June 30, 2022 within 60 days from June 30, 2024. Information set forth above is based upon Mr. Ming Ni’s Schedule 13D/A filed with the SEC on January 22, 2024.

(4)	Consists of (i) 5,875,000 Ordinary Shares held by Antalpha and its affiliates and (ii) 3,375,000 Ordinary Shares issuable upon exercise of a type A warrant to purchase up to an aggregate of 4,500,000 Ordinary Shares, issued to Antalpha’s affiliate pursuant to the Antalpha Agreement, within 60 days from June 30, 2024. Information set forth above is based upon Antalpha’s Schedule 13D filing with the SEC on January 10, 2023 and the record on our shareholder register as of June 30, 2024. The principal business office of Antalpha is at 8 Kallang Avenue, Aperia Tower 1, #04-02, Singapore, 339509.

(5)	Consists of (i) 1,120,000 Ordinary Shares; (ii) 900,000 Ordinary Shares issuable upon exercise of the warrants issued to Mr. Xianqun Hu pursuant to a consulting agreement among Mr. Xianqun Hu, our Company and three other consultants dated October 27, 2021 within 60 days from June 30, 2024; and (iii) 1,920,000 Ordinary Shares issuable upon exercise of the warrants issued to Mr. Xianqun Hu pursuant to a securities subscription and warrant purchase agreement among Mr. Xianqun Hu, our Company and certain other parties dated June 30, 2022 within 60 days from June 30, 2024. Information set forth above is based upon Mr. Xianqun Hu’s Schedule 13G/A filed with the SEC on February 13, 2024 and the record on our shareholder register as of June 30, 2024.

(6)	The principal business office of Folius Digital Opportunities Master Fund Ltd. is at c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, PO Box 10240, KY1-1002, Cayman Islands. Information set forth above is based upon the Schedule 13G/A filed with the SEC on December 4, 2023 and the record on our shareholder register as of June 30, 2024.

(7)	For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.

†	Unless otherwise indicated, the address of our directors and executive officers is Suite 6703-04, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China.

As of the date of June 30, 2024, none of our existing shareholders have different voting rights from other shareholders. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

For the fiscal year ended March 31, 2024, the aggregate value of derivative products entered with Antalpha is around $139.4 million while the derivative products expired to Antalpha is around $154.1 million.

As of March 31, 2022, 2023 and 2024, we had digital assets payables of $6.2 million, $21.1 million and $2.9 million, respectively, to Antalpha. As of March 31, 2022, 2023 and 2024, we had payables to customers of nil, $4.6 million and $3,548, respectively, to Antalpha Technologies Limited. As of March 31, 2022, 2023 and 2024, we had other payables of nil, nil and $1.0 million, respectively, to Antalpha Technologies Limited.

Other Transactions with Related Parties

In addition to Antalpha, certain of our shareholder, directors and officers or their affiliates, are our customers who subscribe to our issued cryptocurrency derivative products.

For the fiscal year ended March 31, 2024, the aggregate value of derivative products entered with such related customers is around $59.2 million while the derivative products expired to such related customers is around $64.8 million. As of March 31, 2024, we had digital assets payables of $6.0 million and payables to customer of $41.6 million to such related customers.

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

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts due in the ordinary course of business immediately following the date on which the distribution or dividend is proposed to be paid.

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

We have filed our second amended and restated memorandum and articles of association as Exhibit 1.1 to our annual report on Form 20-F for the fiscal year ended March 31, 2023, initially filed with the SEC on February 12, 2024.

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

On September 26, 2024, the Company entered into a deed of termination with Natural Selection Capital Holdings Limited, pursuant to which the Company and Natural Selection Capital Holdings Limited agreed to terminate the Consulting Company Warrants. As a result of such termination, the respective rights and obligations under the Consulting Company Warrants are terminated as well.

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

●	Subscription Shares. The sale and subscription of the Subscription Shares will be completed in up to four (4) tranches, on a date that is no later than 180 days, 365 days, 545 days and 730 days from the signing date of the Antalpha Purchase Agreement, respectively, upon the fulfillment of the closing conditions set forth in the Antalpha Purchase Agreement. As of the date of this annual report, 75% of the Subscription Shares, or 3,375,000 Ordinary Shares have been issued.

●	Type A Warrant. The Type A Warrant was issued by the Company on November 28, 2022. The Type A Warrant shall vest in tranches at the same rate and in the same proportion as the issuance and allotment of the Subscription Shares upon each closing thereof as set out in the Antalpha Purchase Agreement. Upon vesting, the Type A Warrant is exercisable at an exercise price of US$1.00 per Ordinary Share. The Type A Warrant shall expire on the fifth (5th) anniversary of the date of issuance.

●	Type B Warrant. The Type B Warrant was issued by the Company on November 28, 2022. The Type B Warrant shall vest in tranches at the same rate and in the same proportion as the issuance and allotment of the Subscription Shares upon each closing thereof as set out in the Antalpha Purchase Agreement.

●	Pre-emptive Rights. Subject to certain exceptions set forth in the Antalpha Purchase Agreement, if the Company proposes to issue, grant or sell any equity securities within five years since the date of the Antalpha Purchase Agreement, Antalpha Tech shall have the right to elect to purchase up to 40% of the total number of new securities to be issued by the Company. Antalpha Tech shall exercise its pre-emptive rights within 20 calendar days after receipt of a written issuance notice given by our Company, which sets forth the price, amount and other terms on which such new securities are proposed to be issued, granted or sold.

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

Based on our analysis of our income, assets, activities and market capitalization, we believe that we were a PFIC for our taxable year ended March 31, 2024. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

In accordance with Rule 5250(d) of the Nasdaq Listing Rules, we will post this annual report on Form 20-F on our website http://www.metalpha.net/. In addition, we will provide hardcopies of our annual report free of charge to upon request.

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

In addition, limited hedging options are available in the jurisdictions in which we operate to reduce our exposure to exchange rate fluctuations. We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in the fiscal years ended March 31, 2022, 2023 and 2024. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. We will monitor our foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

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

Concentration Risk

As of March 31, 2023 and 2024, we had one counterparty and two counterparties who accounted for more than 10% of our digital assets payable, respectively. As of March 31, 2023 and 2024, we had two counterparties and one counterparty who accounted for more than 10% of our payable to customers, respectively.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 0.2%, 2.0% and 0.9% in 2023, 2022 and 2021, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. If inflation rises, it may materially and adversely affect our business.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2024 were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of qualified internal accounting personnel with sufficient knowledge of the IFRS and SEC reporting standard. We have started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management from the following aspects:

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

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on March 31, 2023. However, since our public float was not over $75 million on September 29, 2023, we are a non-accelerated filer and exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the fiscal year ended March 31, 2024.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Sen Lin, an independent director of our Company is the audit committee financial expert, who possesses financial sophistication and expertise within the meaning of the Nasdaq Listing Rules and SEC rules.

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

	For the fiscal year ended March 31,
	2024	2023
	US$	US$
Audit fees (1)	180,000	100,000
Audit-related fees (2)	70,000	30,000
Tax fees (3)	—	—
All other fees (4)	—	—
Total	250,000	130,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accountant for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth a summary of our repurchase of our Ordinary Shares made for the fiscal year ended March 31, 2024:

			Total Number	Maximum
			of Ordinary	Number of
			Shares	Ordinary
		Average Price	Purchased as	Shares that
	Total Number	Paid Per	Part of	May Yet Be
	of Ordinary	Ordinary	Publicly	Purchased
	Shares	Share	Announced	Under the
Period	Purchased	(US$)	Program (1)	Program
April 1, 2023—April 30, 2023	79,758	1.03	79,758	-

(1)	On February 23, 2023, our board of directors approved a share repurchase program under which we may repurchase up to US$5 million worth of Ordinary Shares, during a 12-month period ended on February 21, 2024.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

WWC, P.C. was previously our independent registered public accounting firm. On April 3, 2024, WWC, P.C. was dismissed, and OneStop Assurance PAC (“OneStop Assurance”) was appointed as our independent registered public accounting firm. The decision to change our independent registered public accounting firm was made after a careful and thorough evaluation process and approved by our board of directors and its audit committee.

WWC, P.C.’s audit reports on the Company’s consolidated statements of financial position as of March 31, 2023 and 2022, and consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2023 along with related notes did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph in such reports regarding substantial doubt about our Company’s ability to continue as a going concern.

During the fiscal years ended March 31, 2021, 2022 and 2023 and the subsequent interim period preceding April 4, 2024, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between our Company and WWC, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of WWC, P.C., would have caused WWC, P.C. to make reference to the disagreements in its audit reports on the consolidated financial statements for such periods, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the two most recent fiscal years ended March 31, 2023, and in the subsequent interim period preceding April 4, 2024, neither we nor anyone acting on our behalf consulted with OneStop Assurance regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that OneStop Assurance concluded was an important factor considered by us in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

WWC, P.C. addressed a letter to the SEC stating that it concurs with the statements made by our Company with respect to WWC, P.C. A copy of such letter was included in our Company’s report on Form 6-K furnished with the SEC on April 4, 2024, which is hereby incorporated by reference as Exhibit 16.1 to this annual report on Form 20-F.

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

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended; and (iv) in connection with the acquisition of the stock or assets of another company under certain conditions. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands laws do not require shareholder approval prior to any of the foregoing types of issuance. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Specifically, the Board of Directors of the Company has elected to follow the Company’s home country rules and be exempt from the requirements to obtain shareholder approval for (1) the issuance of securities in connection with the acquisition of stock or assets of another company under Nasdaq Listing Rule 5635(a), (2) the issuance of 20% or more of its outstanding ordinary shares under Nasdaq Listing Rule 5635(d), (3) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company under Nasdaq Listing Rule 5635(b), and (4) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended under Nasdaq Listing Rule 5635(c).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is filed herewith as Exhibit 19.1.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented and maintained various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, and confidential information that is proprietary, strategic or competitive in nature (“Information Systems and Data”).

Our IT team helps identify, assess and manage our cybersecurity threats and risks. Our IT team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, manual tools, automated tools, analyzing reports of threats and actors, conducting scans of the threat environment, evaluating our and our industry’s risk profile, evaluating threats reported to us, conducting threat assessments for internal and external threats, engaging third party threat assessments, etc.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, cybersecurity incident response policy, vulnerability management policy, disaster recovery/business continuity plans, security standards, encryption of data, network security controls, data segregation, access controls, physical security, asset management, tracking and disposal, systems monitoring and employee training.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, (i) our IT team works with our management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business, and (ii) our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the audit committee of the board of directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms including legal counsel, cybersecurity software providers and managed cybersecurity service providers. We have a vendor management program to manage cybersecurity risks associated with our use of these providers. The program includes review of security assessment and imposition of information contractual obligations on the vendor. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

Governance

Our board of directors addresses our company’s cybersecurity risk management as part of its general oversight function. The audit committee of the board of directors is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain of our management, including our chief executive officer, our chief operating officer, our chief financial officer and our in-house general counsel. With the experience of setting up servers and firewalls, our senior network engineer is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, and overseeing the operation of our cybersecurity risks and cloud services. With the experience of software programming, our vice president of software department is mainly responsible for supervising our IT and software departments, including helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. Our vice president of software department reports to our chief executive officer and our chief executive officer is responsible for approving budgets.

Our cybersecurity incident response and vulnerability management policies are designed to escalate certain cybersecurity incidents to cybersecurity incident management team (the “CSI management team”) depending on the circumstances, including our chief operating officer, chief financial officer and in-house general counsel. The CSI management team works with our company’s senior management team to help our company mitigate and remediate cybersecurity incidents of which they are notified. In addition, our company’s cybersecurity incident response and vulnerability management policies include reporting to the audit committee of the board of directors for certain cybersecurity incidents. The audit committee receives periodic reports from our CSI management team concerning our company’s significant cybersecurity threats and risk and the processes our company has implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Metalpha Technology Holding Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on February 12, 2024)
2.1	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (file No. 001-38208) filed with the Securities and Exchange Commission on August 2, 2021)
4.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.2	Amended and Restated Employment Agreement between Dragon Victory International Limited and Xiaohua Gu dated December 30, 2016 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A (File No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.3	Director Offer Letter between Dragon Victory International Limited and Kim Fung Lai dated December 9, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.4	Director Offer Letter between Dragon Victory International Limited and Sen Lin dated December 9, 2021 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.5	Director Offer Letter between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021 (incorporated by reference to Exhibit 10.3 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.6	Director Offer Letter between Dragon Victory International Limited and Ming Ni dated December 9, 2021 (incorporated by reference to Exhibit 10.5 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.7	Employment Agreement between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021 (incorporated by reference to Exhibit 10.4 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.8	Employment Agreement between Dragon Victory International Limited and Ming Ni dated December 9, 2021 (incorporated by reference to Exhibit 10.6 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)

4.9	Director Offer Letter between Dragon Victory International Limited and Kiyohiro Kawayanagi dated May 6, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 6, 2022)
4.10	Indemnification Agreement by and between Dragon Victory International Limited and a director and/or an officer of the Company (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.11	Product Purchase Agreement between Antalpha Technologies Limited and Metalpha Limited dated December 23, 2021 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.12	Trading Account Management Agreement between Antalpha Technologies Limited and Metalpha Limited dated December 23, 2021 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.13	Lease Agreement between Longyun International Holdings Ltd. and the landlord of Suite 1508, Central Plaza dated June 30, 2021 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.14	2022 Performance Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.15	Employment Agreement between Dragon Victory International Limited and Limin Liu dated August 21, 2019 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 23, 2019)
4.16	Securities Purchase Agreement among Dragon Victory International Limited, LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP, and certain other purchasers listed dated August 6, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 9, 2021)
4.17	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Natural Selection Capital Holdings Limited, and Ming Ni dated August 6, 2021 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 9, 2021)
4.18	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Xianqun Hu, Ying Cai, Jiarui Li, and Ailing Zhang dated October 27, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on October 28, 2021)
4.19	Employee Warrant Issuance Agreement and Employment Contract between Dragon Victory International Limited, LSQ Capital Limited, and Yingjun Zhou dated May 10, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 19, 2022)
4.20	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Jing Hu, Sek Yee Khor, and Jiaping Sun dated May 26, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 26, 2022)
4.21	Securities Subscription and Warrant Purchase Agreement between each Purchaser and Dragon Victory International Limited, as currently in effect, and a schedule of all executed Securities Subscription and Warrant Purchase Agreements adopting the same form (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 1, 2022)
4.22	Sale and Purchase Agreement by and among Antalpha Technologies Limited, Antalpha Technologies Holdings Limited and Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited) dated November 28, 2022 (incorporated by reference to Exhibit 10.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on November 29, 2022)

4.23	Securities Subscription and Warrant Purchase Agreement between Antalpha Technologies Limited and Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited) dated November 28, 2022 (incorporated by reference to Exhibit 10.2 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on November 29, 2022)
4.24	Amendment Agreement to the Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Natural Selection Capital Holdings Limited, and Ming Ni dated August 6, 2021, by and among Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited), Natural Selection Capital Holdings Limited and Ni Ming, dated January 26, 2023 (incorporated by reference to Exhibit 10.2 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on January 30, 2023)
4.25	Sale and Purchase Agreement by and among Metalpha Holding (HK) Limited, Liu Limin, Wang Wei, Xu Yang and Zheng Liqing dated February 20, 2023 (incorporated by reference to Exhibit 10.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on February 23, 2023)
4.26*

Supplemental Agreement to Director Offer Letter between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021, as amended, and Employment Agreement between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021, as amended, between Metalpha Technology Holding Limited and Bingzhong Wang dated September 26, 2024

4.27*

Supplemental Agreement to Director Offer Letter between Dragon Victory International Limited and Limin Liu dated August 21, 2019, as amended, and Employment Agreement between Dragon Victory International Limited and Limin Liu dated August 21, 2019, as amended, between Metalpha Technology Holding Limited and Bingzhong Wang dated September 26, 2024

4.28

Deed of Termination dated September 26, 2024 (incorporated by reference to Exhibit 10.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on September 26, 2024)

8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (file No. 333-214932), as amended, initially filed with the SEC on December 6, 2016)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C.
15.2*	Consent of OneStop Assurance PAC
16.1	Letter from WWC, P.C., dated April 4, 2024 (incorporated by reference to Exhibit 16.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on April 4, 2024)
19.1*	Metalpha Technology Holding Limited Insider Trading Policy
97.1	Metalpha Technology Holding Limited Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on February 12, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board

Date: October 30, 2024

INDEX TO FINANCIAL STATEMENTS

METALPHA TECHNOLOGY HOLDING

LIMITED (FORMERLY KNOWN AS

DRAGON VICTORY INTERNATIONAL LIMITED)

Onestop Assurance PAC 10 Anson Road #06-15 International Plaza Singapore 079903 Email:audit@onestop-ca.com Website: www.onestop-ca.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited) and its subsidiaries (collectively, the “Company”) as of March 31, 2024, the related consolidated statements of profit or loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended March 31, 2024, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty relating to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company had a loss of USD3.7 million for the year ended March 31, 2024, and cash used in operating activities of US$11.6 million and accumulated deficits of US$43.9 million as of March 31, 2024. This raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting of digital asset transactions and balances

Critical Audit Matter Description

We assessed the accounting for digital assets transactions and balances as a critical audit matter. As described in Note 8, 13 and 16 to the financial statements, as of March 31, 2024, the Company’s digital assets transactions and balances were an amount that was quantitatively material to the financial statements as a whole, and the account are subject to estimation, judgment, and complex calculations. IFRSs do not specifically address accounting for digital assets. Accordingly, management needs to apply judgements in determining appropriate accounting policies based on the existing accounting framework and the facts and circumstances of the Company’s digital assets.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included:

●	agreed wallet balances as at year end between the operating system and accounting system;

●	understood and evaluated the accounting policies adopted by management for its digital assets based on the business arrangements with respective counterparties;

●	circularized independent audit confirmations for digital assets in platforms and digital assets payable to customers to confirm year end account balances; and

●	Evaluated the fair value of digital assets adopted by management to external data quoted in the primary exchange market

/s/ Onestop Assurance PAC

October 30, 2024

Singapore

PCAOB ID: 6732

We have served as the Company’s auditor since 2024

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

San Mateo, California

February 12, 2024

Metalpha Technology Holding Limited

(formerly known as Dragon Victory International Limited)

Consolidated statements of financial position

As of March 31, 2024 and 2023

(Stated in U.S. Dollars, except for the number of shares)

	Note	2024	2023
Assets
Non-current assets
Property and equipment, net	5	5,897	8,423
Right-of-use assets, net	6	35,685	120,931
Rental deposits		48,350	29,378
Total non-current assets		89,932	158,732

Current assets
Financial assets at fair value through profit or loss	7	43,194,607	—
Digital assets	8	126,468,184	41,113,238
Restricted digital assets	8	—	5,110,220
Investment in trusts	9	—	2,722,517
Prepayments and other receivables, net	10	85,373	225,668
Cash and cash equivalents	11	4,880,413	6,748,115
Total current assets		174,628,577	55,919,758

Total assets		174,718,509	56,078,490

Equity
Share capital	12	3,725	3,105
Additional paid-in capital	12	38,655,794	33,064,033
Treasury shares	12	(435,943)	(353,816)
Other reserve	12	22,832,647	16,373,396
Accumulated deficit	12	(43,925,283)	(40,245,874)
Accumulated other comprehensive (loss) income	12	(279,765)	(244,713)
Total equity		16,851,175	8,596,131

Liabilities
Non-current liabilities
Lease liabilities - non-current	6	—	40,113
Total non-current liabilities		—	40,113

Current liabilities
Digital assets payable	13	71,437,331	11,329,287
Digital assets payable – related party	13	8,926,859	22,854,211
Payable to customers	14	24,092,839	1,218,569
Payable to customers – related party	14	41,634,975	10,393,665
Accounts and other payables	15	11,508,989	1,327,252
Taxes payable		226,096	226,096
Lease liabilities	6	40,245	93,166
Total current liabilities		157,867,334	47,442,246

Total liabilities		157,867,334	47,482,359

Total liabilities and equity		174,718,509	56,078,490

The accompanying notes form an integral part of these financial statements.

Metalpha Technology Holding Limited

(formerly known as Dragon Victory International Limited)

Consolidated statements of profit or loss and comprehensive loss

For the years ended March 31, 2024, 2023 and 2022

(Stated in U.S. Dollars, except for the number of shares)

	Note	2024	2023	2022

Income from principal activities
Income from wealth management services	16	16,763,545	5,692,056	122,711

Cost of income	17	(11,135,797)	(3,671,398)	(75,785)
Gross profit		5,627,748	2,020,658	46,926

Operating expenses:
Selling and promotion		(41,411)	(39,799)	(57,883)
General and administrative	18	(4,254,719)	(3,536,092)	(3,238,964)
Total operating expenses		(4,296,130)	(3,575,891)	(3,296,847)

Profit (loss) from operation		1,331,618	(1,555,233)	(3,249,921)

Other income and expenses
Other income	20	1,041,062	40,588	32,372
Loss on exchange differences		—	(1,199)	(4,058)
Share purchase warrants expenses	12	(6,047,848)	(10,176,995)	(6,063,086)
Finance costs	19	(4,241)	(8,464)	(1,941,894)
Total other income and expense, net		(5,011,027)	(10,146,070)	(79,976,666)
Loss before income tax expense from continuing operations		(3,679,409)	(11,701,303)	(11,226,587)
Income tax expense	21	—	(218,035)	(8,061)
Loss for the year from continuing operation		(3,679,409)	(11,919,338)	(11,234,648)

Discontinued operation
Loss from discontinued operation	22	—	(9,763,190)	(3,193,385)
Gain on disposal of discontinued operation	22	—	1,515,177	—
		—	(8,248,013)	(3,195,385)

Loss for the year		(3,679,409)	(20,167,351)	(14,428,033)

Other comprehensive (loss) income
Foreign operations – foreign currency translation differences		(35,052)	(279,484)	602,104
Total comprehensive loss for the year		(3,714,461)	(20,446,835)	(13,825,929)

Loss for the year attributable to owners of the Company:
Loss from continuing operation		(3,679,409)	(12,308,656)	(11,254,638)
Loss from discontinued operation		—	(8,248,013)	(3,185,002)
Loss attributable to owners of the Company		(3,679,409)	(20,556,669)	(14,439,639)

Profit for the year attributable to non-controlling interests
Profit from continuing operation		—	389,318	19,990
Loss from discontinued operation		—	—	(8,384)
Profit attributable to owners of non-controlling interests		—	389,318	11,606
		(3,679,409)	(20,167,351)	(14,428,033)

Total comprehensive loss for the year attributable to:
Owners of the Company		(3,714,461)	(20,836,153)	(13,837,535)
Non-controlling interests		—	389,318	11,606
		(3,714,461)	(20,446,835)	(13,825,929)

Loss per share attributable to owners of the Company - basic and diluted
- continuing operation	23	(0.11)	(0.44)	(0.62)
- discontinued operation	23	—	(0.31)	(0.17)
- owners of the Company	23	(0.11)	(0.75)	(0.79)
Weighted average number of shares outstanding
- Basic and diluted	23	34,706,179	26,990,679	18,299,309

The accompanying notes form an integral part of these financial statements.

Metalpha Technology Holding Limited

(formerly known as Dragon Victory International Limited)

Consolidated statements of changes in equity

For the years ended March 31, 2024, 2023 and 2022

(Stated in U.S. Dollars, except for the number of shares)

		Available to the equity holders of the Company
		Ordinary shares		Additional	Shares					Accumulated other
	Note	Number of shares	Amount	paid- in capital	to be issued	Treasury shares	Statutory reserves	Other reserves	Accumulated deficit	comprehensive (loss) income	Non-controlling interests	Total equity
Balances at April 1 31, 2021		13,263,066	1,326	14,845,829	195,600	—	589,659	—	(5,902,414)	(567,333)	(611,686)	8,550,981
(Loss) profit for the year		—	—	—	—	—	—	—	(14,439,639)	—	11,606	(14,428,033)
Issue share purchase warrants		—	—	—	—	—	—	6,063,086	—	—	—	6,063,086
Conversion of convertible debentures into ordinary shares		5,155,305	516	7,626,578	(195,600)	—	—	—	—	—	—	7,431,494
Ordinary shares issued under employee plans		1,080,000	108	—	—	—	—	—	—	—	—	108
Shares issued on private placement		4,100,000	410	4,011,063	—	—	—	—	—	—	—	4,011,473
Contribution from non-controlling shareholder in a subsidiary		—	—	—	—	—	—	—	—	—	1,960,000	1,960,000
Acquisition of a subsidiary		—	—	—	—	—	—	—	—	—	10,459	10,459
Changes in non-controlling interest due to changes in ownership of partially owned subsidiary		—	—	—	—	—	—	—	(40,251)	—	40,251	—
Cumulative translation adjustment		—	—	—	—	—	—	—	—	602,104	—	602,104
Balances at March 31, 2022		23,598,371	2,360	26,483,470	—	—	589,659	6,063,086	(20,382,304)	34,771	1,410,630	14,201,672
(Loss) profit for the year		—	—	—	—	—	—	—	(20,556,669)	—	389,318	(20,167,351)
Issue share purchase warrants	12	—	—	—	—	—	—	10,176,995	—	—	—	10,176,995
Shares issued on private placement		3,300,000	330	3,299,670	—	—	—	—	—	—	—	3,300,000
Ordinary shares issued under employee plans	12	1,650,000	165	911,835	—	—	—	(912,000)	—	—	—	—
Acquisition of non-controlling interests	12	2,500,000	250	2,369,058	—	—	—	—	—	—	(2,369,308)	—
Equity-settled share-based payments under share award scheme		—	—	—	—	—	—	1,045,315	—	—	—	1,045,315
Disposal of subsidiaries	22	—	—	—	—	—	(589,659)	—	589,659	—	569,360	569,360
Share repurchase	12	—	—	—	—	(353,816)	–	—	—	—	—	(353,816)
Deregistration of subsidiary		—	—	—	—	—	—	—	103,440	—	—	103,440
Cumulative translation adjustment		—	—	—	—	—	—	—	—	(279,484)	—	(279,484)
Balances at March 31, 2023		31,048,371	3,105	33,064,033	—	(353,816)	—	16,373,396	(40,245,874)	(244,713)	—	8,596,131
(Loss) profit for the year		—	—	—	—	—	—	—	(3,679,409)	—	—	(3,679,409)
Issue share purchase warrants	12	—	—	—	—	—	—	6,459,251	—	—	—	6,459,251
Equity-settled share-based payments under share award scheme		—	—	—	—	—	—	753,685	—	—	—	753,685
Shares issued on private placement	12	4,550,000	455	4,838,241	—	—	—	—	—	—	—	4,838,696
Ordinary shares issued under employee plans	12	1,650,000	165	753,520	—	—	—	(753,685)	—	—	—	—
Cumulative translation adjustment		—	—	—	—	—	—	—	—	(35,052)	—	(35,052)
Share repurchase		—	—	—	—	(82,127)	—	—	—	—	—	(82,127)
Balances at March 31, 2024		37,248,371	3,725	38,655,794	—	(435,943)	—	22,832,647	(43,925,283)	(279,765)	—	16,851,175

The accompanying notes form an integral part of these consolidated financial statements.

Metalpha Technology Holding Limited

(formerly known as Dragon Victory International Limited)

Consolidated statements of cash flows

For the years ended March 31, 2024 and 2023

(Stated in U.S. Dollars)

	2024	2023	2022
Cash flows from operating activities
Loss before income tax	(3,679,409)	(19,949,316)	(14,419,972)
Less: net income from discontinued operation	—	(8,248,013)	(3,193,385)
Loss before income tax from continuing operation	(3,679,409)	(11,701,303)	(11,226,587)

Adjustments for:
Interest income	(33,959)	(17,925)	(1,485)
Finance costs	4,241	8,464	1,941,894
Unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts	(5,865,294)	(5,692,056)	(122,711)
Interest income on trading of digital assets	(729,407)	—	—
Cost of income	6,652,534	2,342,788	75,785
Depreciation of property and equipment	3,833	2,888	47
Depreciation of right of use assets	85,631	96,457	9,725
Share-based compensation	753,685	1,045,315	1,468,800
Share purchase warrants expenses	6,047,848	10,176,995	6,063,086
Unrealized gain on change in fair value of financial asset at fair value through profit or loss	(733,915)	—	—
Impairment on goodwill	—	—	78,958
Changes in assets and liabilities
Decrease in other receivables and prepayments	121,501	196,517	117,171
Increase in financial assets at fair value through profit or loss	(18,550,538)	—	—
Increase in accounts and other payables	3,806,622	339,219	1,198,249
Increase in payable to customers	517,479	2,437,000	—
Net cash used in operating activities – continuing operation	(11,599,148)	(765,641)	(397,068)
Net cash used in operating activities – discontinued operation	—	(374,683)	(4,397,911)
Net cash used in operating activities	(11,599,148)	(1,140,324)	(4,794,979)

Cash flows from investing activities
Disposal of property and equipment	—	—	4,463
Purchase of property and equipment	(1,281)	(3,160)	—
Interest received	33,959	17,925	1,485
Disposal of subsidiaries	—	(70,736)	—
Net cash generated from (used in) investing activities – continuing operation	32,678	(55,971)	5,948
Net cash generated from investing activities – discontinued operation	—	35,548	342,158
Net cash generated from (used in) investing activities	32,678	(20,423)	348,106

Cash flows from financing activities
Proceeds from shares issued on private placement	4,838,696	3,300,000	4,011,473
Proceeds from issuance of convertible debentures, net	—	—	1,793,439
Proceeds from issuance of notes	5,000,000	—	—
Repurchase of shares	(82,127)	(353,816)	—
Increase in related party payable	—	—	(292,385)
Payment of principal portion of lease liabilities	(97,715)	(211,170)	(97,669)
Interest paid	—	(13,139)	(11,550)
Net cash generated from financing activities – continuing operation	9,733,969	2,721,875	5,403,308
Net cash (used in) generated from by financing activities – discontinued operation	—	(126,787)	3,591,469
Net cash generated from financing activities	9,733,969	2,595,088	8,994,777

Net (decrease)/increase of cash and cash equivalents	(1,832,500)	1,434,341	4,547,904
Effect of foreign currency translation on cash and cash equivalents	(35,202)	26,783	(243,451)
Cash and cash equivalents – beginning of year	6,748,115	5,286,991	982,538
Cash and cash equivalents – end of year	4,880,413	6,748,115	5,286,991

Significant non-cash transactions

Non-cash investing and financing activities

Non-cash investing and financing activities for the years ended March 31, 2024 and 2023, as disclosed in the notes, are:

(i)	Capitalization of US$110,206 in right of use assets and US$110,206 in lease liabilities in 2023.

(ii)	Issuance of ordinary share of the Company of 2,500,000 shares valued US$2,369,308 to acquire 49% non-controlling interests of a subsidiary of the Company on November 30, 2024.

(iii)	Acquisition of 40% equity interest of NextGen Digital Venture Limited at total consideration of US$711,404 settled by issuance of 300,000 share warrants at exercise price of US$1 with fair value of US$411,103 and cash of US$300,000 of which US$201,729 was yet settled as of March 31, 2024

The accompanying notes form an integral part of these financial statements.

Metalpha Technology Holding Limited

(formerly known as Dragon Victory International Limited)

Notes to the consolidated financial statements

1. Overview of the Company

Metalpha Technology Holding Limited (“the Company”), formerly known as Dragon Victory International Limited, was formed in the Cayman Islands on June 19, 2015. The Company mainly operates in trading of proprietary digital assets and derivative contracts in Hong Kong, through its British Virgin Islands subsidiary, Metalpha Limited (“Metalpha BVI”).

On September 21, 2022, the Company transferred 100% of the equity interest in Radiant Alpha Limited, a wholly-owned subsidiary of Metalpha, to Antalpha Technologies Holdings Limited (“Antalpha”), the non-controlling shareholder of Metalpha for a consideration of US$1. Radiant Alpha Limited has no operations as of the date of disposal.

On November 15, 2022, the shareholders of the Company approved change of the name of the Company from “Dragon Victory International Limited” to “Metalpha Technology Holding Limited”.

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

On February 20, 2023, Metalpha Holding (HK) Limited (“Metalpha HK”), an indirect wholly-owned subsidiary of the Company, Liu Limin and Wang Wei (as the registered nominee shareholders of HangZhou Longyun Network Technology Co., Ltd (“HangZhou Longyun”)) entered into a sale and purchase agreement (“SPA”) with two individual third parties, Xu Yang and Zheng Liqing (collectively, the “Purchasers”). Pursuant to the SPA, the Purchasers agreed to purchase the entire equity interest of Hangzhou Dacheng from Metalpha HK, and the entire equity interest of Hangzhou Longyun from Liu Limin and Wang Wei (the “Transaction”). The Transaction was proposed to implement the Company’s decision to discontinue the operations in Mainland China. The aggregate consideration for the Transaction was US$1.00. The transaction was completed on March 31, 2023. The net deficit of the disposal group was US$2,084,536 as of March 31, 2023. The aggregate consideration for the transaction was US$1.00. Please refer to note 22 for the details.

Particulars of subsidiaries of the Company as of March 31, 2024 are as below:

	Place of incorporation	Issued share	Principal	Percentage of shareholding%
Company	and operation	capital	activities	Direct	Indirect
Sweet Lollipop Co., Ltd. (“Sweet Lollipop”)	British Virgin Islands	US$50,000	Investment holding	100%	—
Metalpha Holding (HK) Limited (formerly known as “Long Yun International Holdings Limited”)	Hong Kong	HK$10,000	Investment holding	—	100%
Meta Rich Limited	British Virgin Islands	US$1	Investment holding	—	100%
LSQ Capital Limited	Hong Kong	HK$2,000,000	Advising on securities and asset management	—	100%
Metalpha Limited (“Metalpha BVI”)(1)	British Virgin Islands	US$4,000,000	Proprietary trading of digital assets	—	100%
LSQ Investment Limited	Hong Kong	HK$1	Inactive	—	100%

Notes:

(1)	On November 28, 2022, the Company entered into a sale and purchase agreement with Antalpha to purchase 49% of equity interest of Metalpha from Antalpha at a consideration of US$2,500,000, which was satisfied by the allotment and issuance of 2,500,000 shares with par value of US$0.0001 in the capital of the Company. Upon completion of the transaction, Metalpha is an indirectly wholly-owned subsidiary of the Company. The transaction was completed on November 28, 2022.

2. Basis of preparation

2.1	Basis of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on October 30, 2024.

2.2	Basis of measurement

The financial statements have been prepared under the historical cost convention, except for financial assets measured at fair value through profit and loss, digital assets and digital assets payables which are measured at fair value through profit or loss as described in the accounting policies below.

2.3	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (US$), which is the Company and Hong Kong subsidiaries’ functional currency.

The functional currency of the PRC subsidiaries, which disposal had been completed on March 31, 2023 as discussed in note 22, is Renminbi (“RMB”); all entries from these entities are presented in the Company’s presentational currency of US$. Where the subsidiaries’ functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as of the statement of financial position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

2.4	Use of estimates and judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included the following:

(a)	Accounting of digital assets transactions and balances

IFRSs do not specifically address accounting for digital assets. Accordingly, for the preparation of the Company’s consolidated financial statements, management needs to apply judgement in determining appropriate accounting policies based on the existing accounting framework and the facts and circumstances of the Company’s trading of digital assets business.

The Company’s digital assets portfolio mainly comprises cryptocurrencies. According to the business model of the Company’s activities and the characteristics of each of the relevant digital assets, the Company’s digital assets are accounted for as inventories measured at fair value less costs to sell on the consolidated statement of financial position while the respective digital assets obtained (under “digital assets payables”) from both non-controlling shareholders and third parties are measure at fair value through profit or loss.

Furthermore, in determining fair values, management needs to apply judgement to identify the relevant available markets, and to consider accessibility to and activity within cryptocurrency markets in order to identify the principal digital asset markets for the Company.

(b)	Impairment allowances for other receivables and loan receivables

The loss allowances for other receivables and loans receivables are based on assumptions about the risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. The balance was fully disposed during the year along with the disposal of subsidiaries. Refer to note 22 for more details.

(c)	Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the risk-free interest rate, volatility, the expected life of the warrants and weighted average fair value per warrant, as applicable. The expected volatility is based on the average volatility of share prices of the Company over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns. Refer to note 25 and note 12 for more details on the valuation model and relevant significant inputs.

3. Material accounting policies

The accounting policies set out below have been applied consistently by the Company to the years presented in these financial statements.

3.1	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended March 31, 2024, 2023 and 2022. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are combined together into the smallest Company of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Impairment losses are recognized in profit or loss.

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

3.8	Investment in futures contract at market value

The Company holds and invests in futures contract for the purposes of trading in the ordinary course of the Company’s digital assets business.

A futures contract is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The futures contracts are generally placed on the third-party exchanges institution to earn from the changes in the fair value over the period. The changes in fair value of futures will be recognized as fair value change of future contracts in the consolidated statements of profit or loss.

3.9	Digital assets

Digital assets are held mainly for the purposes of trading in the ordinary course of the Company’s digital assets trading business in the OTC market.

Digital assets are held mainly for the purposes of both trading for another token and entering an option contract in which such digital tokens are provided as margin in the ordinary course of the Company’s digital assets business.

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

See note 25 for estimation of fair value in respect of the digital assets and digital assets payables.

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

Warrants liabilities

The Company determined that these warrants are puttable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability. The outstanding warrants are recognized as a warrant liability on the statement of financial position and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as component of other income (loss) in profit or loss.

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

Digital assets payables comprise the digital assets obtained from customers, including non-controlling shareholders and third parties under DATA as mentioned per above.

Digital assets obtained from customers are initially recognized at fair value, and are subsequently measured at fair value, which align with the fact that digital asset inventories are non-financial assets measured at fair value less costs to sell.

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

Wealth management services

The Company participated in proprietary trading and earned profits, at a point in time, when executing buy and sell orders on various exchanges.

The Company presents trading income from digital assets trading and listed securities business that primarily represent trading margin arising from trading various digital assets and listed securities and net gain or loss from remeasurement of digital assets and listed securities to the extent it is not offset by remeasurement of liabilities due to customers arising from DATA. The Company is exposed to net trading gains or losses from holding digital assets and listed securities for trading up to the point when a trade (to buy or sell digital assets and listed securities) with customer is concluded with fixed terms of trade with respect to the type, unit and price of digital assets.

3.18	Cost of income

Cost of income mainly comprise the commission expenses paid to the trader, technical support fee and transaction fee.

3.19	Selling and promotion

Selling and promotion expenses comprise of marketing and promotional expenditures.

3.20	General and administrative

General and administrative costs mainly comprise of legal fees, professional fees, consultancy fees, staff costs and depreciation.

3.21	Finance costs

Finance costs comprise amortization of debt issuance cost and interest of lease liabilities.

3.22	Interest income

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

3.25	Operating segment and geographic information

An operating segment is a component of an entity:

●	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

●	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

●	for which discrete financial information is available.

The Company has identified two operating segments:

●	supply chain management platform service fee; and

●	trading of proprietary digital assets and derivative contracts.

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

The Company has not applied the new IFRSs that have been issued but are not yet effective. The application of those new IFRSs will not have material impact on the financial statements of the Company.

4. Liquidity and going concern

As of March 31, 2024, the Company had net loss for the year, accumulated deficits, cash used in operating activities that raise substantial doubt about its ability to continue as a going concern. Management plans to continue to focus on improving operational efficiency and cost reductions. In parallel, the Company continually monitors its capital structure and operating plans and evaluates various potential funding alternatives that may be needed in order to finance the Company’s business development activities, general and administrative expenses and growth strategy. These alternatives include external borrowings, raising funds through public equity or debt markets.

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

5. Property and equipment, net

	Computer
	and
	equipment	Automobiles	Total
	US$	US$	US$
Cost
As of April 1, 2022	244,904	364,767	609,671
Additions	3,160	18,410	21,570
Disposal	(43,847)	(3,220)	(47,067)
Disposal of subsidiary (note 22)	(192,847)	(379,957)	(572,804)
Exchange realignment	929	—	929
As of March 31, 2023	12,299	—	12,299
Additions	1,281	—	1,281
Exchange realignment	40	—	40
As of March 31, 2024	13,620	—	13,620

Accumulated depreciation
As of April 1, 2022	218,144	93,553	311,697
Depreciation for the year	7,539	63,401	70,940
Disposal	(9,637)	(832)	(10,469)
Disposal of subsidiaries (note 22)	(212,163)	(156,122)	(368,285)
Exchange realignment	(7)	—	(7)
As of March 31, 2023	3,876	—	3,876
Depreciation for the year	3,833	—	3,833
Exchange realignment	14	—	14
As of March 31, 2024	7,723	—	7,723

Net carrying amount
As of March 31, 2024	5,897	—	5,897
As of March 31, 2023	8,423	—	8,423

6. Right-of-use assets and lease liabilities

(a)	Right-of-use assets

The Company has entered into leases of buildings, which are used for the Company’s operations. Leases of buildings have lease terms of three years.

	2024	2023
	US$	US$
Land and buildings
Cost:
At beginning of year	253,373	505,494
Addition during the year	—	110,206
Exchange realignment	3,525	(4,260)
Disposal of subsidiaries (note 22)	—	(358,067)
At end of year	256,898	253,373

Accumulated depreciation:
At beginning of year	132,442	120,450
Depreciation for the year	85,631	185,300
Exchange realignment	3,140	(211)
Disposal of subsidiaries (note 22)	—	(173,097)
At end of year	221,213	132,442

Net carrying amount	35,685	120,931

(b)	Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2024	2023
	US$	US$
At beginning of year	133,279	368,747
Additions to lease liabilities	—	110,206
Interest charged	4,241	13,139
Payment made	(97,715)	(224,309)
Exchange realignment	440	461
Disposal of subsidiaries (note 22)	—	(134,965)
At end of year	40,245	133,279

Represented by:

	2024	2023
	US$	US$
Current liabilities	40,245	93,166
Non-current liabilities	—	40,113
Total	40,245	133,279

The effective interest rate applied to the lease liabilities recognized in the statement of financial position was 4.75% per annum (2023: 4.75% to 4.90% per annum).

Reconciliation of liabilities arising from financing activities

Lease liabilities
US$
Balance as of April 1, 2022	368,747
Changes from financing cash flow
Lease payment	(224,309)
Interest paid	13,139
Total changes from financing cash flow	(211,170)
Other changes
New leases	110,206
Disposal of subsidiaries (note 22)	(134,965)
Exchange realignments	461
Total other changes	(24,298)
Balance as of March 31, 2023	133,279
Changes from financing cash flow
Lease payment	(97,715)
Interest paid	4,241
Total changes from financing cash flow	(93,474)
Other changes
Exchange realignments	440
Total other changes	440
Balance as of March 31, 2024	40,245

7. Financial assets at fair value through profit or loss

The financial assets at fair value through profit or loss held on third party exchange institutions are measured at fair value.

	2024	2023
	US$	US$
Listed equity securities	1,727,007	—
Unlisted equity securities (Note (a))	811,404	—
Listed futures contracts	9,731	—
Investments in funds	40,646,465	—
	43,194,607	—

Note:

(a)

On August 8, 2023, the Company entered into the share purchase agreement to acquired 0.26% of equity interest of Gravity Markets Limited (“Gravity”) in return of US$100,001 in cash.

On December 22, 2023, the Company entered the sales and purchase agreement to acquire 40% equity interest of NextGen Digital Venture Limited (“NextGen”) in return of combination of 300,000 share purchase warrant at fair of US$411,403 and US$300,000 in cash. The Company does not have significant influence to NextGen as no representative of the Company on the board of directors or equivalent governing body of NextGen. Hence, the Company accounted NextGen as a financial asset at fair value through profit or loss.

The financial information of the investment in unlisted equity securities was not available for measuring the fair value reliably. The completion date of the transactions were closed to the fiscal year ended and there were no significant financial and other indicators to provide on either the impairment or fair value gains. The Company considered that the investment in unlisted equity securities are the best measurement of fair value as of March 31, 2024.

Movement of financial assets at fair value through profit or loss were shown below:

	2024	2023
	US$	US$
As of April 1	—	—
Additions	60,765,436	—
Disposal	(36,431,683)	—
Fair value gains recognized in profit or loss	18,860,854	—
As of March 31	43,194,607	—

8. Digital assets

	2024	2023
	US$	US$
Digital assets held on exchange institutions	126,468,184	41,113,238
Digital assets held on exchange institutions - restricted	—	5,110,220
Total digital assets held on exchange institutions	126,468,184	46,233,458

The digital assets held on third party exchange institutions are measured at fair value. They represented balance of digital assets attributable to the Company held in shared wallets of the third-party exchanges. The balance is measured at fair value through profit or loss. The Company pledged digital assets as collateral of derivative contracts entered as of March 31, 2023.

9. Investment in trusts

The Company invested in Grayscale Bitcoin Trust (“GBTC”). As of March 31, 2023, the Company held 166,413 unit of shares in GBTC. The fair value of investment in GBTC is made reference to the market price of GBTC of US$16.36 as of March 31, 2023. During the year, U.S. Securities and Exchange Commission approved GBTC operate as Exchange-Trade Fund and classified as financial assets at fair value through profit or loss.

10. Prepayments and other receivables

Prepayments and other receivables consist of the following:

	2024	2023
	US$	US$
Prepaid insurance	34,790	62,052
Receivable from Bsset Technology Limited	20,000	100,013
Others	32,659	65,679
Total	87,449	227,744
Allowance for expected credit loss	(2,076)	(2,076)
Prepayments and other receivables after allowance for expected credit loss	85,373	225,668

Note:

(a)	On March 28, 2023, the Company’s subsidiary, Metalpha, entered an investment agreement with Bsset Technology Limited (“Bsset”). According to the investment agreement, Metalpha transferred approximately US$100,013 to Bsset to invest in a crypto asset portfolio managed by Bsset. As of May 17, 2023, approximately US$80,010 have been received, while remaining still outstanding. Allowance for expected credit loss of US$2,076 was recorded in the consolidated statements of profit or loss and comprehensive loss for the year ended March 31, 2024.

Movements of allowance for expected credit loss as followings:

	2024	2023
	US$	US$
As of April 1	2,076	67,774
Additions	—	2,076
Disposal of subsidiaries	—	(67,774)
As of March 31	2,076	2,076

11. Cash and cash equivalents

	2024	2023
	US$	US$
Bank balances	4,880,413	6,748,115

As of March 31, 2024 and 2023, the cash and cash equivalents of US$22,146 (2023: US$180,387) are denominated in HK$, while US$4,858,267 (2023: US$6,567,728) are denominated in US$.

12. Equity

a.	Share capital and additional paid-in capital

The addition of share capital and additional paid-in capital represented:

(i)	The issuance of 3,300,000 ordinary shares in private placement on July 25, 2022;

(ii)	The issuance of 1,650,000 shares under employees’ plans; and

(iii)	The issuance of 2,500,000 shares to purchase 49% non-controlling interests of Metalpha on November 28, 2022.

b.	Warrants reserves

Warrants are issued to management team and consultants on trading of digital asset as an incentive to boost overall performance of the company.

A continuity schedule of outstanding share purchase warrants and fair value charged to profit or loss are as follows:

	Number outstanding	Weighted average exercise price	Fair value charged to profit or loss
		US$	US$
Balance – April 1, 2022	17,800,000	1.79	6,063,086
Issued for the year	14,800,000	1.05	10,176,995
Balance – March 31, 2023	32,600,000	1.58	16,240,081
Issued for the year	300,000	1.00	6,047,848
Balance – March 31, 2024	32,900,000	1.65	22,287,929

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

On December 23, 2023, the Company issued 300,000 share purchase warrants to Hermitage Management Limited and they are exercisable at US$1.00 per share, for a period of five years.

The Company’s share purchase warrants are valued by independent professional qualified valuer by using binomial option pricing models. The inputs into the model were as follows:

	As of March 31, 2024	As of March 31, 2023	As of March 31, 2022

Risk-free interest rate	3.8%	2.66%-3.80%	1.14% - 1.15%
Expected life of warrants	4 years	4-9 years	5 – 10 years
Volatility	81.89%	101.58%-121.32%	80.59% - 82.59%
Weighted average fair value per warrant (US$)	1.37	0.12-0.48	0.71 – 1.29
Risk-free interest rate	3.8%	2.66%-3.80%	22,287,929

As of March 31, 2024, the Company had share purchase warrants outstanding as follows:

	Warrants outstanding	Fair value at issue date	Fair value charged for current year	Exercise price	Weighted average remaining life
Expiry Date		US$	US$	US$	(years)
October 29, 2031	3,500,000	4,515,601	—	1	8
October 29, 2031	3,500,000	4,229,191	1,355,562	1.5	8
October 29, 2031	7,000,000	7,500,124	2,557,188	2.5	8
October 27, 2026	1,800,000	1,353,304	—	1.5	3
October 29, 2026	2,000,000	1,417,766	—	1.5	3
May 10, 2027	200,000	84,000	20,540	1.5	4
May 26, 2027	500,000	238,000	64,737	1.5	4
July 22, 2027	440,000	163,000	58,014	1	4
July 25, 2027	3,780,000	1,405,000	503,276	1	4
July 26, 2027	400,000	146,000	52,411	1	4
July 27, 2027	1,000,000	379,000	136,344	1	4
July 28, 2027	980,000	376,000	135,555	1	4
November 28, 2027	1,125,000	264,000	83,600	1	4
November 28, 2027	1,125,000	274,000	181,666	1	4
November 28, 2027	1,125,000	289,000	194,081	1	4
November 28, 2027	1,125,000	303,000	151,915	1	4
November 28, 2032	750,000	263,000	83,283	1.5	9
November 28, 2032	250,000	89,000	59,008	1.5	9
November 28, 2032	500,000	165,000	109,397	2.5	9
November 28, 2032	500,000	169,000	113,494	2.5	9
November 28, 2032	250,000	87,000	58,426	6	9
November 28, 2032	750,000	258,000	129,351	6	9
December 23, 2028	300,000	411,403	—	1	4
Total	32,900,000	24,379.389	6,047,848

Movement of respective share purchase warrants and issuance of employee share incentive plan were shown below:

	Share purchase warrants
	2024	2023
	US$	US$
As of April 1	16,438,373	6,063,086
Additions and recognized in profit or loss	6,459,251	10,375,287
As of March 31	22,897,624	16,438,373

(c)	Share award plan

On June 30, 2022, the Company implemented its 2022 Performance Incentive Plan “Plan”) to foster the success of the Company and to increase shareholder value by providing an additional means, through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons, and to enhance the alignment of the interests of such selected participants with the interests of the Company’s shareholders. Under the Plan, an aggregate of 3,300,000 ordinary shares of US$0.0001 par value each of the Company are reserved for issuance for purposes of the Plan, subject to adjustments as contemplated by the Plan.

	Number of share award grant
	2024	2023
	US$	US$
As of April 1	1,650,000	—
Issued during the year	—	3,300,000
Exercised during the year	(1,650,000)	(1,650,000)
As of March 31	—	1,650,000

The fair value of the share awards was calculated based on the market price of the Company’s shares at the respective grant date. The fair value of the share options granted during the year 2023 was US$1,573,500, of which the company recognized a share option expense of US$753,685 during the year ended March 31,2024.

(d)	Non-controlling interest

	Taikexi	Shenzhen Guanpeng	Hangzhou Xuzhihang	Metalpha	Total
	US$	US$	US$	US$	US$
As of April 1, 2022	(530,764)	(49,055)	10,459	1,979,990	1,410,630
Profit for the year	—	—	—	389,318	389,318
Disposal of subsidiaries	530,764	49,055	(10,459)	—	569,360
Acquisition of non-controlling interests	—	—	—	(2,369,308)	(2,369,308)
As of March 31, 2023 and March 31, 2024	—	—	—	—	—

Acquisition of non-controlling interests

On November 11, 2022, the Company entered into an agreement with Antalpha to acquire the remaining 49% interests in Metalpha at a consideration of US$2,500,000. The Company issued 2,500,000 shares valued at US$1.96 million as consideration. The transaction was completed on 30 November 2022.

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

(v)	Accumulated deficit

The accumulated deficit comprises the cumulative net profit and losses for the year recognized in the consolidated statements of profit or loss.

(vi)	Accumulated other comprehensive (loss) income

Accumulated other comprehensive (loss) income represents the foreign currency translation difference arising from the translation of the financial statements of companies within the Company from their functional currency to the Company’s presentation currency.

(vii)	Treasury shares

On March 15, 2023, the Company repurchased 329,582 Shares of the Company by way of brokers platform at a consideration of US$353,816 (including transaction costs).

In April, 2023, the Company repurchased 79,758 Shares of the Company by way of brokers platform at a consideration of US$82,127 (including transaction costs).

13. Digital assets payable

	2024	2023
	US$	US$
Digital assets payables to:
Related parties	8,926,859	22,854,211
Third party payables	71,437,331	9,796,120
Cryptocurrency exchange	—	1,533,167
Total	80,364,190	34,183,498

Movement of digital assets payables was shown below:

	Digital assets payable
	2024	2023
	US$	US$
As of April 1	34,183,498	6,200,109
Entered during the year	518,068,292	296,810,473
Settled during the year	(487,892,827)	(274,172,598)
Unrealized fair value loss	16,005,227	5,354,514
As of March 31	80,364,190	34,183,498

14. Payable to customers

The deposits were the amount received from customers but not yet invested or entered into any contract, while, the Company has owned obligations to the customers.

	2024	2023
	US$	US$
Payables to customers:
Related parties	41,634,975	10,393,665
Third party payables	24,092,839	1,218,569
Total	65,727,814	11,612,234

15. Accounts and other payables

	2024	2023
	US$	US$
Commission payables (note (a))	4,387,259	816,984
Other payables and accrued charges	522,314	91,875
Amount due to related company (note (c))	1,000,040	20,930
Note payable (note (b))	5,000,000	—
Consideration payables	201,729	—
Wages payables	397,647	397,463
Total	11,508,989	1,327,252

Note:

(a)	The commission payables were payables to the traders for offering operations and marketing service, while the technical cost was payables to the consultants for the consultant services provided, which disclosed in note 17. The wages payable were the wages payables to the director of the Company. Other payables are non-interest-bearing and are expected to be settled within one year.

(b)	On March 23, 2024, the Company issued a note to an independent third party of amounted US$5 million, interest bearing at 5% p.a., matured within 3 months. On June 25, 2024, the note is subsequently settled.

(c)	The amount due to related company is unsecured, interest-free and repayable on demand.

16. Income from wealth management services

	2024	2023	2022
	US$	US$	US$

Unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts (note (a))	5,865,294	5,288,523	122,711
Realized gain on trading of listed securities, funds and derivative contracts	9,745,407	—	—
Interest income on trading of digital assets and derivative contracts	916,616	—	—
Services fee income	236,228	—	—
Unrealized fair value change on investment in trust	—	403,533	—
Net fair value change in digital assets	16,763,545	5,692,056	122,711

Note

(a)	The Company trades cryptocurrencies and relevant derivative contracts over-the-counter and in cryptocurrency exchange, by purchasing cryptocurrencies with a view to their resale in the near future, and generating a profit from fluctuations in the prices, the Company applies the guidance in IAS 2 for commodity broker-traders and measures the cryptocurrencies at fair value less costs to sell. The Company considers that there are no significant “costs to sell” virtual assets and hence the measurement of virtual assets is based on their fair values with changes in fair values recognized in profit or loss in the period of the changes.

17. Cost of income

	2024	2023	2022
	US$	US$	US$

Commission to traders (note (a))	10,718,360	3,014,047	75,785
Technical support fees (note (b))	382,816	606,688	—
Transaction fee (note (c))	34,621	50,663	—
Total cost of income	11,135,797	3,671,398	75,785

Notes:

(a)	The commission to traders was paid to the traders for offering operations and marketing services in generating income from trading of digital assets, listed securities and derivative, which charged to approximately 50% of the net income generated for the year end.

(b)	The technical support fees were paid to the consultants for the crypto assets trading consultation services provided.

(c)	The transaction fee were paid to the exchange institution when performed the trading of the digital assets on the platform.

18. General and administrative

	2024	2023	2022
	US$	US$	US$

Professional fees	913,829	772,572	584,055
Wages and benefits	1,129,475	707,625	530,912
Director fees	473,600	373,417	108,281
Travelling expenses	24,829	8,368	4,979
Depreciation of property and equipment	3,184	2,887	64,977
Depreciation of right of use assets	85,631	85,476	90,327
Meals and entertainment	82,019	117,577	1,784
Share-based compensation	753,685	1,045,315	1,468,800
Office expenses	11,550	40,410	77,095
Insurance costs	205,360	231,128	260,213
Consultancy fee	266,596	—	—
IT expenses	184,407	—	—
Other	120,554	151,317	47,541
Total	4,254,719	3,536,092	3,238,964

19. Finance costs

	2024	2023	2022
	US$	US$	US$

Interest expense	—	—	1,938,803
Lease expense	4,241	8,464	3,091
Total finance costs	4,241	8,464	1,941,894

20. Other income

	2024	2023	2022
	US$	US$	US$

Interest income from financial institutions	33,959	25,280	1,485
Unrealized gain on change in fair value of financial asset at FVTPL	733,915	—	—
Gain on investment	188,551	—	—
Government subsidies (note (a))	—	15,308	—
Gain on exchange difference	—	—	30,887
Reversal of impairment	44,908	—	—
Sundries	39,729	—	—
Total other income	1,041,062	40,588	32,372

Note:

(a)	The government subsidies were granted under the Employment Support Scheme (“ESS”) for the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises to retain their employees. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. There were no unfulfilled conditions nor other contingencies attached to the ESS funding.

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

	2024	2023	2022
	US$	US$	US$

Tax recognized in profit or loss
Income tax expense
Current tax	—	218,035	8,061

Loss from continuing operation before income tax	(3,679,409)	(11,701,303)	(11,226,587)
Tax calculated at domestic tax rates applicable to respective losses (2024, 2023 and 2022: 16.5%)	(607,103)	(1,930,715)	(1,852,387)
Effect of tax rates in Cayman Islands	—	—	—
Effect of non-taxable income	(1,222,235)	(6,697)	(245)
Effect of expenses not deductible for tax purposes	332,697	450,882	—
Utilization of tax losses previously not recognized	(1,958)	—	—
Tax effect of tax losses not recognized	1,498,599	2,155,447	1,860,693
Income tax expense	—	218,035	8,061

As at March 31,2024, the Group has estimated unrecognized tax losses of approximately US$19,140,000 (2023: US$10,070,000) which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses in their respective countries of incorporation. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss making for some time and it is not considered probable that taxable profits will be available against which the tax losses can be utilised. The unrecognised tax losses could be carried forward indefinitely.

22. Discontinued operation

In February 2023, the Company entered into a sale and purchase agreement with Yang Xu and Liqing Zheng (the “acquirer”) to dispose 100% equity interest in Hangzhou Dacheng and Hangzhou Longyun (collectively, the “disposal group”) at a total consideration of US$1.00. The disposal was completed on March 31, 2023, the date on which the control of Hangzhou Dacheng and Hangzhou Longyun was passed to the acquirer.

(a)	Details of the disposal of discontinued operation

The carrying amounts of assets and liabilities in relation to the discontinued operation as of March 31, 2023, the date of disposal, were:

As of March 31, 2023
US$
Assets
Non-current assets
Property and equipment	204,519
Right-of-use assets, net	184,970
Total non-current assets	389,489

Current assets
Other receivables	95,174
Cash and cash equivalents	70,736
Total current assets	165,910
Total assets	555,399

Liabilities
Non-current liabilities
Lease liabilities	(94,313)
Total non-current liabilities	(94,313)

Current liabilities
Other payables	(612,770)
Amount due to related company	(1,892,200)
Lease liabilities	(40,652)
Total current liabilities	(2,545,622)
Total liabilities	(2,639,935)

Net liabilities of the disposal group	(2,084,536)

(b)	Calculation of gain or loss of the disposal of discontinued operation

As of March 31, 2023
US$
Gain on disposal of discontinued operation:
Consideration	1
Carrying amount of net liabilities sold	2,084,536
Derecognition of non-controlling interests	(569,360)
Gain on disposal of discontinued operation	1,515,177

	For the year ended March 31, 2023	For the year ended March 31, 2022
Net cash inflow (outflow) arising on disposal group:	US$	US$

Net cash used in operating activities	(374,683)	(4,397,911)
Net cash generated from investing activities	35,548	342,158
Net cash (used in) generated from financing activities	(126,787)	3,591,469
Net cash outflow from discontinued operation	(465,922)	(464,284)

(c)	Cash flows from discontinued operation

For the year ended March 31, 2023
Net cash outflow arising from the disposal group:	US$
Cash consideration received	—
Cash and cash equivalents	(70,736)
Net cash outflow from the disposal group	(70,736)

(d)	Financial performance and cash flow information of discontinued operation

The information related to the consolidated income statements of profit or loss and comprehensive loss of the disposal group for the years ended March 31, 2023 and 2022 is presented below:

	For the years ended March 31,
	2024	2023	2022
	US$	US$	US$
Revenue	—	374,409	2,032,916

Cost of revenue	—	(270,232)	(334,590)
Selling and promotion	—	(606,081)	(4,418,173)
General and administrative	—	(607,315)	(502,083)
Operating loss	—	(1,109,219)	(4,920,256)
Other income	—	192,168	5,233
Other expense	—	(8,847,133)	(157,904)
Interest income	—	999	206,841
Finance costs	—	—	(25,625)
Loss before income tax	—	(9,763,185)	(3,193,385)
Income tax expenses	—	(5)	—
Loss for the year from discontinued operation	—	(9,763,190)	(3,193,385)

Other comprehensive (loss) income
Foreign operations – foreign currency translation differences	—	(919)	42,294
	—
Total comprehensive loss for the year from discontinued operation	—	(9,764,109)	(3,151,091)

Total comprehensive loss for the year attributable to owners of the Company
Total comprehensive loss from discontinued operation	—	(9,764,109)	(3,142,707)

Total comprehensive loss for the year attributable to non-controlling interests
Total comprehensive loss from discontinued operation	—	—	(8,384)

Total comprehensive loss for the year from discontinued operation	—	(9,764,109)	(3,151,091)

23. Loss per share attributable to owners of the Company

The basic loss per share is calculated as the loss for the year attributable to owners of the Company divided by the weighted average number of ordinary shares of the Company in issue during the year.

The diluted loss per share is calculated as the loss for the year attributable to owners of the Company divided by the weighted average number of ordinary shares used in the calculation which is the weighted average number of ordinary shares in issue plus the number of shares held under the share purchase warrants (2023: Nil).

For the years ended March 31, 2024, the Company had 32,900,000 share purchase warrants outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share in the year presented, as their effects would have been anti-dilutive for the current year.

24. Operating segment

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

As of and for the year ended March 31, 2024

During the year ended March 31, 2024, the Management determined that the trading of proprietary digital assets and derivative contracts segment is the only operation segment.

The trading of proprietary digital assets and derivative contracts segment’s results is equivalent to the Company’s results from continuing operation which are disclosed in the statement of profit or loss and comprehensive loss.

As of and for the year ended March 31, 2023

During the year ended March 31, 2023, the Company has disposed the supply chain management and other logistics related services segment. Management has therefore determined that the only continuing operation segment is trading of proprietary digital assets and derivative contracts segment.

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

Geographical information

Income

For the years ended March 31, 2024, 2023 and 2022, the income from continuing operation of the Company is mainly generated from Hong Kong.

The revenue information of continuing operation above is based on the location of the customers’ country of incorporation.

Non-current assets

As of March 31, 2024 and 2023, all non-current assets of the Company are based in Hong Kong, while, it based on PRC and Hong Kong as of March 31, 2022, respectively.

25. Financial risk management

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

The Company considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as of the reporting date with the risk of default as of the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially the following information is used:

●	internal credit rating;

●	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the counterparties’ ability to meet its obligations;

●	actual or expected significant changes in the operating results of the counterparties;

●	significant changes in the expected performance and behavior of the counterparties, including changes in the payment status of counterparties.

A significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment. A default on a financial asset is when the counterparty fails to make contractual payments within 90 days of when they fall due.

Financial assets are written off when there is no reasonable expectation of recovery, such as a customer failing to engage in a repayment plan with the Company. The Company normally categorizes a loan or receivable for write off when a debtor fails to make contractual payments greater than 365 days past due. Where loans or receivables have been written off, the Company, if practicable and economical, continues to engage in enforcement activity to attempt to recover the receivable due.

The Company uses two categories for non-trade receivables which reflect their credit risk and how the loan loss provision is determined for each of the categories. In calculating the expected credit loss rates, the Company considers historical loss rates for each category and adjusts for forward looking data.

Category	Definition	Loss provision
Performing	Low risk of default and strong capacity to pay	12 month expected losses

Non-performing	Significant increase in credit risk	Lifetime expected losses

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company compares the risk of a default occurring on the financial instrument as of the reporting date with the risk of a default occurring on the financial instrument as of the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs.

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

Company’s exposure to price risk arises from digital assets and digital assets payables which are both measured on fair value basis. In particular, the Company’s operating result may depend upon the market price of BTC and ETH, as well as other digital assets. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

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

(d)	Risks associated with the storage and protection of digital assets

The Company primarily stored its digital assets in cryptocurrency exchanges to facilitate its trading in digital assets business.

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

(i) Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2024
Digital assets	126,468,184	—	—	126,468,184
Listed equity securities	1,727,007	—	—	1,727,007
Listed futures contracts	9,731	—	—	9,731
Unlisted equity securities	—	—	811,404	811,404
Investments in funds	40,646,465	—	—	40,646,465
Digital assets payable	—	—	(71,437,331)	(71,437,331)
Digital assets payable – related party	—	—	(8,926,859)	(8,926,859)
Total	168,851,387	—	(79,552,786)	89,298,601

As of March 31, 2023
Restricted digital assets	5,110,220	—	—	5,110,220
Digital assets	41,113,238	—	—	41,113,238
Investment in trusts	2,722,517	—	—	2,722,517
Digital assets payable	(1,533,167)	—	(9,796,120)	(11,329,287)
Digital assets payable – related party	—	—	(22,854,211)	(22,854,211)
Total	47,412,808	—	(32,650,331)	14,726,477

Movement of respective assets and liabilities that are measured at fair value was shown below:

(ii) Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements as of March 31, 2024 and 2023:

The directors of the Company are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, the Company will normally engage external valuation experts with the recognized professional qualifications and recent experience to perform the valuations.

The Company’s digital assets payables and share purchase warrants are revalued as of March 31, 2024 by independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

The digital assets are measured at level 1 fair value. The determination of fair value hierarchy level for valuation of the digital assets would depend on whether the underlying digital assets is traded in an active market.

The fair value of the digital assets payable are determined based on the Binomial Option Pricing Model and Black-Scholes Pricing Model. The significant unobservable inputs under Binomial Option Pricing Model mainly include risk free rate of nil (2023: from 3.80% to 9.32%) and expected volatility of range from 55.00% to 61.38% (2023: from 24.02% to 101.58%. The significant unobservable input under Black-Scholes Pricing Model mainly included risk free rate of nil (2023: from 4.78% to 9.01%) and expected volatility of 55% (2023:from 39.11% to 68.10%). The fair value increase in the risk-free rate or expected volatility.

Please refer to note 12 for the key unobservable inputs used in valuation of share purchase warrants.

There were no transfers between levels 2 and 3 for recurring fair value measurements during the year ended March 31, 2024 (2023: Nil).

During the year ended March 31, 2024, there were no changes in the valuation techniques used (2023: Nil).

The directors of the Company consider that the carrying amounts of Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Company’s lease liabilities are determined by using the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk as of March 31, 2024 and 2023 was assessed to be insignificant.

(e)	Concentration risk

As of March 31, 2024 and 2023, the Company had two counterparties and one counterparty who accounted for more than 10% of the Company’s digital assets payable, respectively.   As of March 31, 2024 and 2023, the Company had two counterparties who accounted for more that 10% of the Company’s payable to customers.

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

The following are the contractual undiscounted cash outflows of non-derivative financial liabilities:

	Within 1 year	Over 1 year	Total
	US$	US$	US$
As of March 31, 2024
Non-derivative financial liabilities
Account and other payables	11,508,989	—	11,508,989
Lease liabilities	40,245	—	40,245
	11,549,234	—	11,549,234
As of March 31, 2023
Non-derivative financial liabilities
Accounts and other payables	1,325,914	—	1,325,914
Lease liabilities	93,116	40,113	133,279
	1,419,080	40,113	1,459,193

(h)	Capital management

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

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total assets. The gearing ratio as of March 31, 2024 was 87% (2023: 85%).

The business plans of the Company mainly depend on maintaining sufficient funding to meet its expenditure requirements. The Company currently relies on funding from a variety of sources including equity financing.

In response to the above, the Company regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations and relevant regulatory requirements of the group entities and seek to diversify its funding sources as appropriate.

26. Related party balances and transactions

Related parties’ relationships as follows:

Name	Relationship
Hongyu Zhang	Former Shareholder; director of various subsidiaries
Limin Liu	Chief Executive Officer
Bingzhong Wang	Director of the Company
Ming Ni	Chief Operating Officer
Mangyue Sun	Legal representative and shareholder of Taikexi
Liqing Zheng	Employee of Hangzhou Longyun
Yang Xu	Employee of Hangzhou Longyun
Fang Qin	Spouse of Mangyue Sun
Mrs. Wang	Spouse of Mr. Bingzhong Wang
HangZhou TianQi Network Technology Co. Ltd.	Common control by legal representative and shareholder of Taikexi, Mr. Mangyue Sun
Hangzhou Yuao Investment Management Partnership	Common control by legal representative of Guanpeng
Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd.	Common control by Mr. Wei Wang
Antalpha	Non-controlling interest of Metalpha before November 30, 2023, and minority shareholder of the Company after October 1, 2023

Antpool Technologies Limited	Shareholder of Antalpha
Folius Venture LLC	Shareholder
LSQ Investment Fund SPC – Next Generation Fund I SP	Bingzhong Wang act as director of the Company while LSO Capital Limited as Sub-Investment Manager

Related parties’ transactions are consisted of the following:

	For the years ended March 31,
	2024	2023
Continuing operation	US$	US$
a. Derivative products transaction
Derivative products entered with Antalpha	139,393,093	249,737,146
Derivative products expired to Antalpha	(154,095,287)	(255,937,255)
Derivative products entered with Mrs. Wang	20,234,318	4,768,863
Derivative products expired to Mrs. Wang	(19,313,245)	(4,727,321)
Derivative products entered with Mr. Ni Ming	1,381,552	60,743
Derivative products expired to Mr. Ni Ming	(119,535)	(60,743)
Derivative products entered with LSQ Investment Fund SPC – Next Generation Fund I SP	29,811,264	4,640,000
Derivative products expired to LSQ Investment Fund SPC – Next Generation Fund I SP	(34.575,494)	(85,586)
Derivative products entered with Mr. Hongyu Zhang	1,595,015	—
Derivative products expired to Mr. Hongyu Zhang	(1,449,520)	—
Derivative products entered with Folius Venture LLC	29,811,264
Derivative products expired to Folius Venture LLC	(34,575,494)	—

b. Digital assets payables
Antalpha	2,934,976	21,127,674
Mrs. Wang	4,330,653	1,726,537
Mr. Ni Ming	1,283,860	—
Folius Venture LLC	377,370	—
Total	8,926,859	22,854,211

c. Payable to customer
Antalpha Technologies Limited	3,548	4,624,228
Antpool Technologies Limited	—	91,101
Folius Venture LLC	962,689	—
Mrs. Wang	3,032,712	496,899
Mr. Ni Ming	28,806	—
LSQ Investment Fund SPC – Next Generation Fund I SP	37,607,220	5,181,437
Total	41,634,975	10,393,665

d. Other payables
Antalpha Technologies Limited	1,000,040	20,930

e. Business Transaction
Consideration on the disposal of business to Liqing Zheng and Yang Xu	—	1

Note:

(a)	All amounts are due on demand, non-interest bearing and unsecured.

27. Subsequent events

The Company evaluated all events and transactions that occurred after March 31, 2024 up through October 30, 2024, which is the date that these consolidated financial statements are available to be issued, and there were no other material subsequent events that require disclosure in these consolidated financial statements.