Form 20-F
period 2025-03-31
Metalpha Technology Holding Ltd
filed 2025-07-30
CIK 1682241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

An aggregate of 39,498,371 ordinary shares, par value US$0.0001 per share, were outstanding as of March 31, 2025.

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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“China” or “PRC” refers to the People’s Republic of China and only when this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;

●	“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	“HKD” refers to the legal currency of Hong Kong;

●	“Metalpha,” “we,” “us,” “our company” or “our” refers to Metalpha Technology Holding Limited and its subsidiaries;

●	“Meta Rich” refers to Meta Rich Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Sweet Lollipop;

●	“Metalpha HK” refers to Metalpha Holding (HK) Limited (formerly known as Longyun International Holdings Limited), a private company limited by shares incorporated under the laws of Hong Kong and a wholly owned subsidiary of Sweet Lollipop;

●

“Northstar Digital Holding” refers to Northstar Digital Holding Limited, formerly known as Antalpha Holdings Limited, a business company incorporated under the laws of British Virgin Islands, and/or its subsidiaries, including but not limited to Northstar Technologies Holdings Limited, formerly known as Armada Technologies Holdings Limited before July 19, 2024 and Antalpha Technologies Holdings Limited before November 30, 2023, and Polaris Technologies Group Limited, formerly known as Antalpha Technologies Limited;

●	“PCAOB” refers to the Public Company Accounting Oversight Board;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“SFC” refers to Securities and Futures Commission of Hong Kong;

●	“shares,” “Shares,” or “Ordinary Shares” refers to the ordinary shares, par value US$0.0001 per share, of Metalpha Technology Holding Limited;

●	“Sweet Lollipop” refers to Sweet Lollipop Co., Ltd., a business company limited by shares incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Metalpha Technology Holding Limited; and

●	“transaction size” refers to the total amount paid by our customers for the derivative products that were traded with us in a given period;

●	“U.S. dollars,” “US$,” “$,” or “dollars” refers to the legal currency of the United States.

Our reporting currency is U.S. dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, the conversions between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.7799 to US$1.00, the exchange rate on March 31, 2025 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, expansion, and acquisition strategies, including our ability to meet our goals;

●	anticipated trends, growth rates, and challenges in our business, the crypto economy, the price and market capitalization of crypto assets and in the markets in which we operate;

●	market acceptance of our products and services;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to stay in compliance with applicable laws and regulations and relevant government policies that currently apply or become applicable to our business both in the United States and internationally given the highly evolving and uncertain regulatory landscape;

●	our ability to maintain competitiveness in the markets in which we operate;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	our ability to retain the services of key personnel;

●	overall industry and market performance; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

Metalpha Technology Holding Limited
(Cayman Islands)
100%
Sweet Lollipop Co., Ltd.
(British Virgin Islands)
100%
100%
25%
Meta Rich Limited
(British Virgin Islands)
Metalpha Holding (HK) Limited
(Hong Kong)
100%
Metalpha Limited
(British Virgin Islands)
100%
100%
100%
100%
NOWLIT FINTECH SOLUTIONS CORP.
(Canada)
METALPHA PTE. LTD.
(Singapore)
Metalpha Inc.
(Panama)
LSQ CAPITAL LIMITED
(Hong Kong)
LSQ INVESTMENT LIMITED
(Hong Kong)

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

If our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and its financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon our trading team. The loss of the services of our trading team for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives, trading team and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement if any of them were to leave.

We rely on certain related party for products subscription and any shortage or interruption in subscription could slow our growth and reduce our profitability.

Northstar Digital Holding is a substantial shareholder of the Company and hence it is a related party of the Company. Northstar Technologies is one of our key customers who subscribe to our issued cryptocurrency derivative products. For the fiscal year ended March 31, 2025, the aggregate transaction size of products we issued was approximately $816.6 million, among which Northstar Technologies subscribed to products with a transaction size of approximately $85.8 million, accounting for approximately 10.5% of the total transaction size for the same fiscal year.

In addition, Northstar Digital Holding provides significant support to our operations through its subsidiaries. These subsidiaries deliver technical management services and customer referral services, contributing significantly to our business growth and operational efficiency.

If our relationship with Northstar Digital Holding deteriorates for any reason, Northstar Digital Holding may slow down or even stop subscriptions to our products and/or terminate the services provided to us through its subsidiaries. As a result, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our wealth management business is subject to customer concentration risk.

For the fiscal year ended March 31, 2025, the aggregate transaction size of the products we issued was approximately $816.6 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $291.3 million, representing approximately 35.7% of the total transaction size for the same fiscal year. Our largest customer subscribed to products with a transaction size of approximately $154.5 million, accounting for approximately 18.9% of the total transaction size for the same fiscal year. There is no assurance that we will be able to maintain or expand our relationships with our top customers, or that they will continue to subscribe to our products in current subscription amounts or at all. If our top customers significantly reduce or even cease their subscriptions to our products, we may not be able to timely find alternative customers with comparable subscription amounts, or at all, and we may experience a significant decline in our income as a result. Moreover, the business and financial condition of our top customers may deteriorate, which may materially and adversely affect their subscriptions to our products. Any of the foregoing, if materializes, may materially and adversely affect our business, results of operations and financial condition.

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

Regulatory authorities in the United States and other jurisdictions have increased their scrutiny of crypto trading service providers in recent years, with several high-profile enforcement actions and settlements involving major industry participants, including Binance. Binance serves as our primary trading service provider with the majority of our hedging trades taking place on their platform. Simultaneously, Binance also acts as a crucial subscriber to our products. Our business relationship with Binance or any other crypto asset trading service provider, may expose us to heightened regulatory scrutiny or reputational risk, particularly if such entities are found to have engaged in or facilitated actions that are in violation of applicable laws, or become subject to enforcement actions. As a result, we may be required to restrict certain business relationships or incur additional costs for compliance or management of these risks, and face potential disruptions in our business operations. Any of these factors could adversely affect our business, financial condition and future growth.

We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.

Until recently, relatively little regulatory attention has been directed toward the crypto assets market by U.S. federal and state governments, non-U.S. governments and self-regulatory agencies. As crypto assets have grown in popularity and in market size, the U.S. regulatory regime  -  namely the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the SEC, the U.S. Commodity Futures Trading Commission (the “CFTC”), the Financial Crimes Enforcement Network (the “FinCEN”) and the Federal Bureau of Investigation), and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors. For instance, in March 2022, Federal Reserve Chair Jerome Powell expressed the need for regulation to prevent “cryptocurrencies from serving as a vehicle for terrorist finance and just general criminal behavior.” On March 8, 2022, President Biden announced an executive order on cryptocurrencies which seeks to establish a unified federal regulatory regime for cryptocurrencies. In the past year, several significant legislative and regulatory initiatives have been introduced or advanced, including proposed legislation to clarify the jurisdiction of the SEC and CFTC over digital assets, and licensing requirements, and enhanced AML and know-your-customer (“KYC”) obligations. The complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto assets industry requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

Additionally, the digital asset and cryptocurrency sector has experienced significant volatility and disruption, such as the bankruptcy filing of FTX, the third largest digital asset exchange by volume at the time of its filing, and its affiliated hedge fund Alameda Research LLC, in recent years. These high-profile insolvencies, along with other operational failures and market events, have drawn increased attention from regulatory authorities such as the SEC. In response to these developments, regulatory agencies have intensified their scrutiny of participants in the crypto industry. Increasing regulation and regulatory scrutiny may result in additional costs for us and our management having to devote increased time and attention to regulatory matters, change aspects of our business or result in limits on the utility of Bitcoin. In addition, regulatory developments and/or our business activities may require us to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, supervision and examination. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations may have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

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

In 2022, some of the well-known crypto asset market participants, including Celsius Network, Voyager Digital Ltd. and Three Arrows Capital, declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, which was the third largest digital asset exchange by volume at the time, halted customer withdrawals and subsequently filed for bankruptcy. The collapse of FTX, followed by a high-profile conviction of its former chief executive officer for fraud and related offences, has resulted in negative publicity and may have led to a loss of confidence among participants in the digital asset ecosystem.

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

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the International Accounting Standards Board (“IASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition, and no official guidance has been provided by the IASB or the SEC. As such, there remains significant uncertainty on how companies can account for cryptocurrency transactions, cryptocurrencies, and related income. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to changing our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

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

Our portfolio of digital assets is held under the custodianship of various cryptocurrency service providers, including but not limited to Binance, Ceffu, Cobo and Northstar Digital Holding. We believe that the security procedures that the cryptocurrency service providers utilize, such as issuing username, password, hardware tokens and manual review of the transactions inflow and outflow, are reasonably designed to safeguard the cryptocurrencies from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. If such cryptocurrencies are lost, stolen or destroyed under circumstances rendering a third party liable to us, we may not have the financial resources or insurance sufficient to satisfy any or all of our claims against the third party, or have the ability to retrieve, restore or replace the lost, stolen or destroyed cryptocurrencies due to governing network protocols and the strength of the cryptographic systems associated with such cryptocurrencies. To the extent that we are unable to recover on any of our claims against any such third party, such loss could have a material adverse effect on our business, financial condition and results of operations.

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

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are treated for classification and clearing purposes. The SEC’s July 25, 2017 Report expressed its view that digital assets may be securities depending on the facts and circumstances. As of the date of this annual report, we are not aware of any rules that have been proposed to regulate cryptocurrencies as securities. We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the applicable U.S. federal or state laws. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

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

Our success depends in part upon our intellectual property rights. The algorithms we use in providing the wealth management services are all self-developed. As of March 31, 2025, we held two main domain names relating to our business, including our current and previous corporate websites. As of March 31, 2025, we held nine registered trademarks and the relevant rights to the logo of Metalpha in various jurisdictions, including Hong Kong, Australia, Canada, Columbia, United Kingdom, Gambia, Indonesia, India, Iceland, Japan, South Korea, Mexico, Malaysia, Norway, New Zealand, Philippines, Rwanda, Singapore, Thailand, Tunisia, Turkey, Zambia and Zimbabwe. The affiliates of our shareholder, Northstar Digital Holding, held 12 registered trademarks and nine pending trademark applications and the relevant rights to the logo of Metalpha in various jurisdictions, including China Taiwan, Bangladesh, and the United States have use and other relevant rights related to the “Metalpha” registered trademark and logo for our business operations. We rely primarily on trademark, copyright, service mark and trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights over our products, procedures, algorithms and services. Other persons, including our competitors, could copy or otherwise obtain and use our technology without authorization, or develop similar intellectual property independently, and thus may be able to duplicate our products and services or design around any intellectual property rights we hold. We may also pursue the registration of our domain names, trademarks and service marks in various jurisdictions, including the United States. Although the protection afforded by copyright, trade secret and trademark law, written agreements and common law may provide some advantages, these statutory protections along with non-disclosure agreements with their employees may not be adequate to enable us to protect our intellectual property. Moreover, the intellectual property laws in certain jurisdictions are not considered as strong as comparable laws in the United States or the European Union. The enforcement of intellectual property rights in certain jurisdictions is difficult and, if we seek to commence litigation against any alleged infringer, there is no assurance that they will prevail. We cannot assure you that we will be able to protect our proprietary rights.

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

A substantial part of our operations is located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

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

We are a company incorporated under the laws of the Cayman Islands. We conduct most of our cryptocurrency-based operations in Hong Kong through our subsidiaries, and almost all of our assets are located in Hong Kong. In addition, one of our directors reside in mainland China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the Cayman Islands or Hong Kong would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence in Hong Kong. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities in Hong Kong may further increase difficulties faced by you in protecting your interests.

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

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”), if the SEC determines that a company retains a foreign accounting firm that cannot be subject to inspections by the Public Company Accounting Oversight Board (the “PCAOB”), for two consecutive years, the SEC will prohibit its securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies were formally subject to the delisting provisions.

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

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of March 31, 2025, our management has not received from our independent registered public accounting firm any report regarding deficiencies in our internal controls over financial reporting. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management from the following aspects:

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. In addition, we are no longer an “emerging growth company” as such term is defined in Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and our independent registered public accounting firm may be required attest to and report on the effectiveness of our internal control over financial reporting, depending on whether we are an accelerated filer. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We received a written notification on September 21, 2022 from the Nasdaq Listing Qualifications Department that we were not in compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), as the closing bid price of our Ordinary Shares was below $1.00 per share for a period of 30 consecutive business days. We were provided 180 calendar days, or until March 20, 2023, to regain compliance with the Minimum Bid Price Requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), to regain compliance, our Ordinary Shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. On March 31, 2023, we received a notice from Nasdaq notifying us that we regained compliance with the Minimum Bid Price Requirement when the closing bid price of the Company’s Ordinary Shares maintained $1.00 per share or greater for 19 consecutive business days. In the event that we lose compliance with Nasdaq Listing Rule 5550(a)(2) again and do not regain compliance prior to the expiration of the compliance period, we will receive written notification that our securities are subject to delisting. At that time, we may appeal the delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules.

We received a written notification on August 13, 2023 from the Nasdaq Listing Qualification Department stating that, as a result of not having timely filed our annual report on Form 20-F for the fiscal year ended March 31, 2023 (the “FY2023 Annual Report”), we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all periodic financial reports with the SEC. On November 1, 2023, we obtained an extension from Nasdaq permitting us to regain compliance with Nasdaq Listing Rule 5250(c)(1) provided we file the FY2023 Annual Report on or before February 12, 2024. On February 15, 2024, we received a notice from Nasdaq notifying us that we regained compliance with the periodic filing requirement set forth under Nasdaq Listing Rule 5250(c)(1) after filing the FY2023 Annual Report with the SEC on February 12, 2024.

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

We received a written notification on August 15, 2024 from the Nasdaq Listing Qualification Department stating that, as a result of not having timely filed our annual report on Form 20-F for the fiscal year ended March 31, 2024 (the “FY2024 Annual Report”), we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all periodic financial reports with the SEC. We had regained compliance with the periodic filing requirement set forth under Nasdaq Listing Rule 5250(c)(1) after filing the FY2024 Annual Report with the SEC on October 30, 2024.

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

As of March 31, 2025, we had warrants issued and outstanding to purchase an aggregate of 18,900,000 Ordinary Shares. The issuance of shares of Ordinary Shares upon exercise of outstanding warrants could result in substantial dilution to our shareholders. On June 30, 2022, our Company implemented our 2022 Share Incentive Plan to foster the success of our Company and to increase shareholder value by providing an additional means, through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons, and to enhance the alignment of the interests of such selected participants with the interests of our shareholders. An aggregate of 3,300,000 Ordinary Shares had been reserved for issuance under the 2022 Share Incentive Plan. On September 26, 2024, our Company implemented our 2024 Share Incentive Plan with an aggregate of 2,000,000 Ordinary Shares initially reserved for issuance, subject to an evergreen mechanism thereof. As of May 31, 2025, no options to purchase ordinary shares have been granted and are outstanding, and no restricted share units have been granted and are outstanding.

See “Item 6. Directors, Senior Management and Employees —B. Compensation of Directors and Executive Officers” for details. Any future grants will result in more stock-based compensation expenses and additional dilution.

We believe the granting of share incentive awards is of significant importance to our ability to attract and retain our management, employees and relevant service providers, and we will continue to grant stock incentive awards to our management, employees and relevant service providers as appropriate in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the granting, vesting and exercise of the awards under these stock incentive plans will have a dilutive effect on your shareholding in our Company.

Anti-takeover provisions in our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our third amended and restated memorandum and articles of association, which became effective on March 31, 2025, prior to the date of this report, may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

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

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, by the Companies Act (as amended) of the Cayman Islands, and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Based on our analysis of our income, assets, activities and market capitalization, we believe that we were a PFIC for our taxable year ended March 31, 2025. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

On June 28, 2021, we, through Sweet Lollipop, formed a wholly owned subsidiary, Meta Rich Limited (“Meta Rich”), in the British Virgin Islands.

On July 7, 2021, we, through Metalpha HK, formed a wholly owned subsidiary, LSQ Capital Limited, in Hong Kong.

On October 29, 2021, Meta Rich, together with Northstar Digital Holding, formed Metalpha Limited. Meta Rich held 51%, and Northstar Digital Holding held 49%, of the equity interests in Metalpha Limited. On November 28, 2022, we entered into a sale and purchase agreement with Polaris Technologies Group Limited (formerly Antalpha Technologies Limited), Northstar Technologies and Meta Rich to acquire 49% equity interest held by Northstar Digital Holding in Metalpha Limited. The total consideration is $2,500,000, satisfied by the allotment and issuance of 2,500,000 Ordinary Shares of the Company to Northstar Technologies. The deal was closed in November 2022 and Metalpha Limited is now a wholly-owned subsidiary of the Company.

On December 29, 2021, we, through Meta Rich, formed a wholly owned subsidiary, Radiant Alpha Limited (“Radiant Alpha”), in the British Virgin Islands. We disposed of Radiant Alpha on September 21, 2022.

On March 18, 2022, we, through Metalpha HK, formed a wholly owned subsidiary, LSQ Investment Limited (“LSQ Investment”), in Hong Kong.

On November 28, 2022, we entered into a securities subscription and warrant purchase agreement (the “Northstar Technologies Purchase Agreement”) with Northstar Technologies. Pursuant to this Northstar Technologies Purchase Agreement, Northstar Technologies subscribed for and purchased 4,500,000 Ordinary Shares of the Company. Northstar Technologies was also granted a type A warrant to purchase up to 4,500,000 Ordinary Shares (the “Type A Warrant”) and a type B warrant to purchase up to 3,000,000 Ordinary Shares (the “Type B Warrant”), upon the terms and conditions in the Northstar Technologies Purchase Agreement, the Type A Warrant and the Type B Warrant.

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

Our principal executive offices are located at Suite 6703-04, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, and our phone number is +(852) 3565 2922. We maintain a corporate website at http://www.metalpha.net/. The information contained in, or accessible from, our website or any other website does not constitute a part of this report. We have appointed Cogency Global Inc., with its address at 122 East 42nd Street, 18th Floor, New York, NY 10168 to serve as our agent to receive service of process.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B.	Business Overview

Overview

Our primary business operation centers around wealth management services, which we offer through our subsidiaries. We initiated digital asset-focused wealth management services in December 2021 and generate income primarily from the execution of cryptocurrency-related transactions, which includes the issuance of derivative products to over-the-counter (“OTC”) clients and our proprietary trading activities. In the fiscal years ended March 31, 2024 and 2025, we partnered with a leading crypto exchange to provide crypto derivative market making services for our clients, facilitating the trading of crypto derivative products. In addition, to meet their diverse wealth management demands, we also offer certain clients traditional financial derivative products. For the fiscal years ended March 31, 2023, 2024 and 2025, the income from our wealth management services accounted for approximately 93.8%, 100% and 88.8% of our total income for the same fiscal years, respectively.

In addition, our Hong Kong subsidiary, LSQ Capital Limited, is licensed by SFC to provide securities advising and asset management services in Hong Kong. During the current financial year, we have commenced generating revenue from these SFC-licensed activities. For the fiscal year ended March 31, 2025, income from our securities advising and asset management services accounted for 11.2% of our total income.

Before the completion of the Disposition in March 2023, we, through certain operating entities in the PRC, also provided the supply chain management platform services to several auto parts suppliers and one auto parts logistics company in China. By providing supply chain management platform services to auto parts suppliers, we generated revenue from transaction fees paid to them, as a certain percentage of fees based on the aggregate amounts of purchase payments from such auto parts suppliers. For the fiscal years ended March 31, 2023, 2024 and 2025, 6.2%, nil and nil of the business income generated was from the supply chain management platform services, respectively.

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

In the fiscal year ended March 31, 2024 and 2025, we partnered with a leading crypto exchange to provide crypto derivative market making services for our clients, facilitating the trading of crypto derivative products. In addition, to meet their diverse wealth management demands, we also offer certain clients traditional financial derivative products.

We recognize (i) the fair value change of trading of digital assets, listed securities, funds and derivative contracts, (ii) gain on trading of listed securities, funds and derivative contracts, (iii) interest income on trading of digital assets and derivative contracts, (iv) services fee income and (v) fair value change on investment in trusts as our income from our wealth management business. Income from such business was $5.7 million, $16.8 million and $41.4 million for the fiscal years ended March 31, 2023, 2024 and 2025, respectively.

The Securities Advising and Asset Management Business

Our Hong Kong subsidiary, LSQ Capital Limited, provides securities advising and asset management services to customers in Hong Kong. LSQ Capital Limited holds the Type 4 (Advising on Securities) and Type 9 (Asset Management) licenses as per the SFC regulations. In December 2023, LSQ Capital Limited successfully obtained an uplift to its existing Type 4 license from the SFC, which enables it to issue analysis and reports on virtual assets to qualified investors in addition to offering securities advising services. In April 2024, LSQ Capital Limited was granted a Type 1 (Dealing in Securities) license by the SFC, allowing it to provide securities and virtual assets dealing services. During the current financial year, we have commenced generating revenue from these SFC-licensed activities. For the fiscal years ended March 31, 2025, income from our securities advising and asset management services accounted for 11.2% of our total income.

In April 2023, we entered into the sales and purchase agreement to acquire 40% equity interest of NextGen Digital Venture Limited (“NextGen Fund”) for an aggregate of 300,000 share purchase warrants and $300,000 in cash. NextGen Fund focused on structured investments in the suite of products offered by Grayscale Investments LLC, a leading crypto asset manager in the world. Upon completion of its lifecycle, we divested all of our 40% equity interest in the NextGen Fund in June 2025.

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

Regulation on Cryptocurrency Related Services in the British Virgin Islands

Existing Financial Service Legislation in the British Virgin Islands

The British Virgin Islands has developed a specific regulatory framework for virtual assets1 (“VA”). The Virtual Assets Service Providers Act (as amended) (“the VASP Act”) has come into effect on February 1, 2023, and provides the registration and supervision of virtual asset service providers (each a “VASP” and collectively, the “VASPs”) operating in and from within the British Virgin Islands. In conjunction with the VASP Act, the British Virgin Islands Financial Service Commission (“FSC”), which is the main regulator for virtual assets, published the Guidance the Application for Registration of a Virtual Assets Service Provider and the Virtual Assets Service Providers Guide to the Prevention of Money Laundering, Terrorist Financing and Proliferation Financing providing VASPs with additional information to aid in compliance with anti-money laundering and counter-terrorist financing (“AML/CFT”) obligations. Prior to the enactment of the VASP Act, the FSC had published the Guidance on Regulation of Virtual Assets on July 10, 2020, (the “2020 Guidance”), in accordance with which licensing, authorization or approval for VA related activities shall be considered under existing financial service legislation. For VA related activities not fall within the scope of the VASPs, the 2020 Guidance might apply.

[1]	Under the VASP Act, “virtual asset” means a digital representation of value that can be digitally traded or transferred, and can be used for payment or investment purposes, but does not include (a) digital representations of fiat currencies and other assets or matters specified in the Guidelines; or (b) a digital record of a credit against a financial institution of fiat currency, securities or other financial assets that can be transferred digitally.

The VASP Act gives the definition of the virtual asset service provider (“VASP”), who provides, as a business, a virtual assets service and is registered under the VASP Act to conduct one or more of the following activities or operations for or on behalf of another person (a) exchange between VA and fiat currencies; (b) exchange between one or more forms of VA; (c) transfer of VA, where the transfer relates to conducting a transaction on behalf of another person that moves a virtual asset from one virtual asset address or account to another; (d) safekeeping or administration of VA or instruments enabling control over VA; (e) participation in, and provision of, financial services related to an issuer’s offer or sale of a virtual asset; or (f) perform such other activity or operation as may be specified in the VASP Act. “virtual assets service” means the business of engaging, on behalf of another person, in any VASP activity or operation (as outlined in the definition of “VASP”), and includes (a) hosting wallets or maintaining custody or control over another person’s virtual asset, wallet or private key;(b) providing financial services relating to the issuance, offer or sale of a virtual asset; (c) providing kiosks (such as automatic teller machines, bitcoin teller machines or vending machines) for the purpose of facilitating VA activities through electronic terminals to enable the owner or operator of the kiosk to actively facilitate the exchange of virtual assets for fiat currency or other VA; or (d) engaging in any other activity that, under Guidance, constitutes the carrying on of the business of providing virtual asset service or issuing VA or being involved in virtual asset activity. Whilst not expressly excluded, the issuing of virtual assets in or from within the British Virgin Islands is not an activity regulated by the VASP Act. In addition, the VASP Act is not intended to regulate the technology that underlies VA or VASP activities.

Any entity wishing to provide virtual asset services in or from within the BVI is now required to be registered by the FSC. Except for certain exemptions by the FSC, a VASP must have following functionaries appointed at all times: (a) at least 2 individual directors, with one of them being physically resident in the British Virgin Islands; (b) an authorized representative approved by the FSC; (c) an qualified auditor for the purposes of auditing its financial statements; and (d) a compliance officer. The VASP Act sets out a number of on-going obligations for VASPs which include: (a) maintaining records that (i) are sufficient to show and explain its transactions, (ii) enable its financial position to be determined with reasonable accuracy, (iii) enable it to prepare all necessary financial returns and statements, (iv) enable its financial statements to be audited, (v) show any complaints made by clients and (vi) show the steps it takes to guard against money laundering, terrorist financing and proliferation financing; (b) submitting a copy of its auditor’s report to the FSC within 6 months of the end of its financial year; (c) ensuring that client assets are identified, or identifiable, and appropriately segregated and accounted for; (d) co-operating with the FSC to ensure compliance with the VASP Act, and providing the FSC with any documents or information it may require to discharge its functions; and (e) obtaining the FSCs prior written approval to any proposed change of name, disposal of any significant interest or controlling in the VASP or changes to its functionaries where “significant interest” means a holding or interest in the entity or any holding company of the entity held or owned by a person, either alone or with any other person and whether legally or equitably, that entitles or enables the person, directly or indirectly to (i) control ten percent or more of the voting rights of that entity at a meeting of the entity or of its members;(ii) a share of ten percent or more in any distribution (if applicable) made by the entity;(iii) a share of ten percent or more in any distribution (if applicable) of the surplus assets of the entity; or( iv) appoint or remove one or more directors of the entity; and “controlling interest” means interest in an entity whereby (i) the person holding the interest has an influence over the activities of any undertaking of the entity without having a significant interest in the undertaking; or (ii) a director or senior officer of the entity is accustomed to acting on the instructions of the person.

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

The SIBA provides that no person shall carry on “investment business” of any kind in or from within the British Virgin Islands unless licensed or authorized by the FSC to carry on such investment business unless otherwise excluded under Schedule 2. In case that the virtual asset related products constitute, including but not limited to, the mutual fund, shares or interests in an entity, debentures, instruments giving entitlement to shares, interests or debentures, certificates representing investments, options, futures, contracts for differences, instruments for foreign exchange, long-term insurance contracts, and rights and interests in investments, the initial issuance of the same is likely to subject to the SIBA and, therefore, license, authorization and approval is required.

●	Regulated Activities – After Issuance

After issuance, activities involving virtual assets and virtual asset-related products that may be considered regulated activity and therefore require licensing in accordance with the following legislations:

●	SIBA

When a virtual asset product fits the definition of an investment, persons carrying on an investment business activity will require a license. The following two conditions must be satisfied to determine whether a license is required (1) whether the product satisfies the definition of an “investment” as outlined above under “Regulated Activities – At Initial Issue Investments” above; and (2) provided the definition of “investment” is met, an assessment is required to determine whether the investment activity is captured and not excluded pursuant to the SIBA.

●	Financial and Money Service Act (as amended) (“FMSA”)

The FMSA provides that licensing, registration and supervision of persons carrying on financing business and “money” services business in or from within the British Virgin Islands. “Money” is defined in the Regulatory Code (as amended) of the British Virgin Islands as including notes and coins; postal orders; cheques of any kind, including travellers’ checks; bankers’ drafts and other payable orders; and money deposited in an account; in each case, in any currency. “Coin” is defined in the Interpretation Act (as amended) of the British Virgin Islands to mean any coin that is legally current in the British Virgin Islands. Given the definitions outlined above, the transmission of virtual assets or virtual asset related products would not require a money services business license. However, considering the launch of the Sandbox (as defined below), the views and guidance of the FSC should first be secured before proceeding with the activity in or from within the British Virgin Islands.

Financial Services (Regulatory Sandbox) Regulations (as amended) of the British Virgin Islands

Notwithstanding the existing financial service legislation, the FSC also introduces the Financial Services (Regulatory Sandbox) Regulations(as amended) (the “Sandbox Regulations”) in the British Virgin Islands to launch a regulatory sandbox designated to support and facilitate innovation in the financial technology sector and allow businesses to trail new products and services which amount to “innovative FinTech” (the “Sandbox”), for a limited period, without the need to apply for a license to conduct financial service business in the British Virgin Islands. Pursuant to the Sandbox Regulations, “innovative FinTech” is defined as the “development or implementation of a new system, mechanism, idea, method, or other arrangement through the use of technology to create, enhance or promote a product or service with respect to the conduct or provision of a financial services business”. The Sandbox is open to a (i) BVI business company; (ii) a foreign company; (iii) a limited partnership; (iv) a micro business company; (v) the licensee; and (vi) any other person that the FSC wishes to consider for participating in the Sandbox. In approving an applicant as a Sandbox participant, the FSC must be satisfied that:

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

The ML/TF/PF (defined below) Regime in the British Virgin Islands

The British Virgin Islands, as an international finance center, remains committed to the global fight against money laundering (“ML”), terrorist financing (“TF”) and proliferation financing (“PF”) by ensuring that it is in compliance with the Financial Action Task Force’s (“FATF”) International Standards on Combatting Money Laundering and the Financing of Terrorism and Proliferation (the “FATF Recommendations”). The National AML/CFT Coordinating Council leads on all AML/CFT related policy matters and the FSC is responsible for ensuring compliance with the Territory's AML/CFT systems and controls through supervision of regulated financial institutions in accordance with the Anti-Money Laundering Regulations (as amended) and the Anti-Money Laundering and Terrorist Financing Code of Practice (as amended) (together, “BVI AML/CTF Regime”). Under the BVI AML/CTF Regime, in conducting “relevant business”, a relevant person shall comply with certain obligations, including but not limited to maintaining identification procedures, record keeping procedures, internal reporting procedures and internal control and communication procedures, and taking appropriate measures to make employees aware of the legislations and providing training for employees, before forming a business relationship or carrying out a one-off transaction with or for another person.

Currently, the business of carrying on or providing virtual assets service when a transaction involves virtual assets valued at $1,000 or more is considered “relevant business”. VASPs under such condition are treated as “relevant persons” accordingly and therefore need to comply with the BVI AML Regime. Other than obligations mentioned above, specific obligations relating to the VASPs include but not limited to: (a) appointing a qualified money laundering reporting officer; (b) complying with the new VASP Travel Rule Guidance published by the FSC (“Travel Rule”) in relation to transfers of VA, which requires originating and beneficiary VASPs to obtain, verify, and maintain complete information on the originator and beneficiary of each transfer of virtual assets, before the transaction is executed, or accepted. Intermediary VASPs have separate obligations related to ensuring all such information is complete and to detect missing or incomplete information. VASPs holding both sides of the transfer must determine whether a suspicious activity report should be filed and, if required, make the filing. Originating and beneficiary VASPs can deem verification of such information if (i) it is to or from an account maintained by the VASP and the VASP has verified the identity of the account holder; or (ii) it is not to or from an account maintained by the VASP, does not exceed US$1,000 in value, does not form part of several operations that appear to be linked and together exceed US$1,000, and the relevant VASP does not otherwise suspect money laundering, terrorist financing, proliferation financing, or other financial crime. In addition, each VASP is required to collect customer due diligence is subject to a US$1,000 base for one-off transactions.

Regulation on Cryptocurrency Related Services in Hong Kong

Currently, there is no specific legislative framework in Hong Kong which regulates VA and therefore no single regulatory body governs such VAs. However, a number of financial regulators have issued guidance relating to VAs, including the SFC and the Hong Kong Monetary Authority (the “HKMA”).

Securities and Futures Commission

Entities conducting activities relating to VAs where the relevant VA fits the definition of “securities” or “futures contracts” under the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) are subject to the offering or marketing restrictions, licensing and registration requirements therein and must comply with the anti-money laundering (“AML”) and counter-terrorist financing (“CTF”) requirements under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance of Hong Kong (Cap. 615) (the “AMLO”). The vast majority of VAs (such as Bitcoin) do not fit the definition of “securities” or “futures contracts”, but the SFC has imposed specific regulatory requirements on VA trading platform operators (“VATP operators”), VA fund managers, intermediaries dealing in or advising on VA and intermediaries distributing VA-related products.

On November 1, 2018, the SFC published a Statement on Regulatory Framework for Virtual Assets Portfolio Managers, Fund Distributors and Trading Platform Operators (the “Regulatory Framework Statement”). The Regulatory Framework Statement brings portfolio manager and distributors of funds dealing with VAs under the SFC’s regulation and seeks to imposes further regulatory requirements on such licensed corporations that the SFC currently regulates. It imposes an overarching “professional investors only” restriction on various types of activities, including the distribution of funds investing in virtual assets.

On November 6, 2019, in the position paper, regulation of VA trading platforms, the SFC announced a regulatory framework for VA trading platforms which offer trading of at least one security token. The framework sets out robust standards in the areas of custody of assets, cybersecurity, know-your-client, anti-money laundering, market surveillance, accounting and auditing, product due diligence and risk management.

On December 22, 2023, the SFC issued the joint circular on intermediaries’ VA-related activities (the “Joint Circular”) was issued, which replaces its previous version on January 28, 2022, and October 20, 2023. The Joint Circular applies to intermediaries that wish to engage in the distribution of VA-related products and the provision of VA dealing and advisory services. The Joint Circular clearly specifies the requirements applicable to intermediaries when they distribute VA-related products; and sets out the standards of conduct expected of intermediaries when distributing VA funds authorized by the SFC.

When the SFC issued the previous October 2023 version of the Joint Circular, it updated the terms and conditions for licensed corporations or registered institutions which manage portfolios that invest in virtual assets (the “VAFM Terms and Conditions”) in the appendix, replacing its previous version dated October 4, 2019. The VAFM Terms and Conditions regulates licensed corporations managing portfolios that directly invest in VA through the VAFM Terms and Conditions, applying to Type 9 (asset management) licensees managing portfolios solely or partially invested in virtual assets and Type 1 (dealing in securities) licensees managing collective investment schemes investing in non-security virtual assets. These terms adapt existing requirements to address virtual asset-specific risks. For portfolios with less than 10% virtual asset investment or indirect investments, the SFO regime for Type 9 regulated activity applies. The VAFM Terms and Conditions are also imposed on discretionary account management services exceeding the 10% threshold. Type 1(dealing in securities) intermediaries providing discretionary VA dealing services as an ancillary service must not exceed the 10% threshold on a portfolio basis for each client.

In addition, the terms and conditions for licensed corporations or registered institutions providing virtual asset advisory services (the “VA Dealing or Advisory Terms and Conditions”) was published in the previous October 2023 version of the Joint Circular. VA Dealing or Advisory Terms and Conditions are based on the “same business, same risks, same rules” principle and adapt existing securities dealing and advisory requirements to address the unique risks of VA. For investor protection, intermediaries must partner with SFC-licensed VA trading platforms, either by introducing clients for direct trading or establishing an omnibus account with the platform.

The Joint Circular sets out new requirements and reminds intermediaries of the existing requirements that apply to the relevant activities:

●	Distribution of investment products with VA Exposure – distributors of investment products exposed to VA must comply with SFC’s complex product sales requirements, ensuring suitability regardless of solicitation or recommendation. The SFC and HKMA impose additional investor protection measures, including selling restrictions and a virtual asset knowledge test, especially for non-institutional investors. Certain VA-related derivative products traded on regulated exchanges and authorized VA futures ETFs are exempt from the "professional investors only" restriction. The distribution of VA funds authorized by the SFC for public offering is not restricted to professional investors, but intermediaries must conduct a knowledge test and comply with suitability and disclosure requirements.

●	Provision of VA dealing services – the SFC and HKMA require intermediaries to partner only with SFC-licensed VA trading platforms for dealing services to ensure investor protection. Intermediaries must comply with all regulatory requirements and provide such services only to Type 1 (dealing in securities) regulated activity clients. Additional conduct requirements for dealing services under an omnibus account arrangement are set out, including assessing client knowledge and risk tolerance, setting exposure limits, and ensuring adequate controls. Intermediaries providing dealing services as introducing agents must not relay orders or hold client assets.

●	Provision of Asset Management Services in VA – intermediaries providing virtual asset portfolio management services are subject to additional requirements set out in the VAFM Terms and Conditions. For discretionary account management services, intermediaries should invest less than 10% of the gross asset value of the client’s portfolio in VA. Compliance with existing asset management requirements and standards for tokenized securities is also necessary.

●	Provision of VA advisory services – intermediaries providing VA advisory services must comply with all regulatory requirements and provide such services only to Type 1 (dealing in securities) or Type 4 (advising on securities) regulated activity clients. The expected conduct requirements include observing suitability obligations and ensuring high liquidity and availability of recommended virtual assets on SFC-licensed platforms.

On November 2, 2023, the SFC published the circular on intermediaries engaging in tokenised securities-related activities with recognition of the growing interest in tokenizing traditional financial instruments and provided guidance to support intermediaries in navigating the regulatory landscape for tokenized securities. The guidance aims to clarify the application of existing securities regulations to tokenized securities, address new risks associated with tokenization, and ensure investor protection. The SFC encourages innovation while requiring intermediaries to manage ownership and technology risks effectively. The circular also clarifies previous statements on security token offerings, outlines the requirements for fund managers and virtual asset trading platforms, and provides instructions for intermediaries engaging in digital securities activities. It emphasizes the need for intermediaries to notify the SFC of their intentions to engage in such activities and to comply with public offering regimes and investor protection measures.

On January 16, 2025, the SFC published the circular to new virtual asset trading platforms seeking to be licensed – enhanced licensing process and revamped external assessments. This circular focuses on the licensing process and revamped external assessment for new corporations applying for a license to operate a VATP, and supersedes the scope of external assessment reports issued in June 2023. VATPs will no longer be required to conduct the first-phase and second-phase assessments. There will only be one external assessment throughout the licensing application process. The external assessment will be performed under a tripartite agreement among the SFC, the VATP and a suitable external assessor.

On April 7, 2025, the SFC provided regulatory guidance respectively to licensed virtual asset trading platforms (VATPs) on their provision of staking services, and to SFC-authorized funds with exposure to virtual assets (VA Funds) on their engagement in staking. Staking refers to the process of committing or locking client virtual assets for a validator to participate in a blockchain protocol’s validation process based on a proof-of-stake consensus mechanism, with returns generated and distributed for that participation. It allows VATPs to expand product and service offerings, one of the five pillars set out in the SFC’s “ASPIRe” roadmap issued on February 19, 2025, to develop Hong Kong’s virtual asset ecosystem.

On April 7, 2025, the SFC issued the circular on SFC-authorized funds with exposure to virtual assets that outlines the requirements for SFC-authorized funds with exposure to VA exceeding 10% of their net asset value for public offerings in Hong Kong. This updated circular replaces the previous one issued on December 22, 2023, and details the conditions under which such funds can invest directly or indirectly in VA tokens accessible on SFC-licensed VATPs. Management companies must have a good regulatory compliance record and staff with relevant VA management experience, and that funds can only invest in VA tokens accessible on SFC-licensed VATPs. The circular also mandates that investment strategies comply with specific liquidity and roll cost management requirements for VA futures, prohibits leveraged exposure to VA at the fund level, and requires transactions and acquisitions of spot VA to be conducted through SFC-licensed VATPs or authorized financial institutions (“AIs”). Additionally, custody must be delegated to SFC-licensed VATPs or AIs meeting HKMA standards, and that the valuation of spot VA should be based on an indexing approach reflecting significant trading activities. The circular emphasizes the need for investor education and proper disclosure of risks associated with VA investments and requires prior consultation and approval from the SFC for funds seeking authorization or intending to engage in VA-related activities.

Hong Kong Monetary Authority

On January 12, 2022, the HKMA released a Discussion Paper on Crypto-Assets and Stablecoins (the “Discussion Paper”). The Discussion Paper proposes to bring activities related to payment-related stablecoins into the licensing regime under the Payment Systems and Stored Valued Facilities Ordinance (Cap.584) of Hong Kong. The new licensing regime will adopt a risk-based and proportionate approach and will focus on payment-related stablecoins at the initial state and will require an HKMA license for carrying out stablecoin-related activities in Hong Kong and actively marketing of such activities to the public in Hong Kong. The HKMA intends to introduce the new regime no later than year 2023 or 2024.

On January 28, 2022, the HKMA published a Circular on Regulatory Approaches to Authorized Institutions’ Interface with Virtual Assets and Virtual Asset Service Providers (the “HKMA Circular”). The HKMA Circular requires an authorized institution to:

●	ensure any VA-related activities that it intends to engage in will not breach any applicable laws and regulations in Hong Kong or any other relevant jurisdictions;

●	undertake risk assessments to identify and understand the associated risks, including to prudential supervision risks, AML/CTF and financial crime risk and investor protection risks involved in the authorized institutions’ conducting VA-related activities; and

●	discuss with the HKMA and other applicable regulators and obtain the HKMA’s feedback on the adequacy of their risk-management controls before launching relevant products or services.

On December 27, 2023, the HKMA and Financial Services and the Treasury Bureau (“FSTB”) jointly issued a public consultation paper to gather views on the legislative proposal to regulate issuers of stablecoin (the “Stablecoin Issuer Consultation Paper”). The Stablecoin Issuer Consultation Paper proposes a regulatory regime for fiat-referenced stablecoin (“FRS”) issuers with the below features:

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

On December 18, 2024, the Government of Hong Kong introduced the Stablecoins Ordinance Bill to the Legislative Council of Hong Kong with the aim of establishing a regulatory regime for supervision of activities involving stablecoins and providing HKMA with relevant supervisory powers. The Stablecoins Ordinance Bill has been passed by the Legislative Council on May 21, 2025.

On May 26, 2025, the HKMA published a Consultation Paper on the Proposed AML/CFT Requirements for Regulated Stablecoin Activities, seeking views on the proposed anti-money laundering and counter-financing of terrorism regulatory requirements for stablecoin issuers to be licensed by the HKMA for carrying out regulated stablecoin activities (hereinafter referred as “licensee”). In addition, the Guideline on Supervision of Licensed Stablecoin Issuers is proposed to be published under Section 171 of the Stablecoins Ordinance.

Subject to the Stablecoins Ordinance, stablecoins are a type of Virtual Assets, used or intended to be used, as a medium of exchange —such as for payments for goods or services—and which purport to maintain a stable value with reference to a single asset, or a pool or basket of assets. The definition excludes digital representations of value that are issued by central banks or government, such as central bank digital currencies. The Stablecoins Ordinance establishes a regulatory framework for certain activities involving “specified stablecoins,” which are defined in Section 4 thereof as stablecoins that purport to maintain a stable value with reference to one or more official currencies or a digital representation of value. Essentially, “regulated stablecoin activities” include (i) issuing, in the course of business, a specified stablecoin in Hong Kong; (ii) issuing, in the course of business, a specified stablecoin outside Hong Kong that is wholly or partly referenced to Hong Kong dollars; and (iii) carrying on activity specified by the HKMA per subsection (4) of the Stablecoins Ordinance. Carrying on these activities will require a license issued by the HKMA.

As licensed and regulated financial institutions, it is proposed that every licensee should implement appropriate and effective AML/CFT policies, procedures and controls with a view to managing and mitigating ML/TF risks associated with its stablecoin business operations, including relating to the following minimum criteria for application (and, if a license is granted, continuing requirements for maintaining the license). The design and implementation of AML/CFT policies, procedures and controls should follow a risk-based approach. AML/CFT policies, procedures and controls should at a minimum cover the following aspects:

(a) adoption of risk-based approach and conducting institutional ML/TF risk assessments;

(b) governance, senior management oversight, internal audit and staff training;

(c) controls to combat terrorist financing, financial sanctions and proliferation financing;

(d) suspicious transaction reporting; and

(e) record-keeping.

In addition to the general requirements set out above, a licensee should comply with specific AML/CFT requirements appropriate to the activities it conducts. Regarding stablecoins issuance and stablecoins redemption, the following measures are required: (i) due diligence procedures for the institution providing the custodial wallet to the stablecoin holder; and (ii) additional controls to mitigate the risks associated with unhosted wallets. Regarding stablecoins redemption, Furthermore, the licensees should conduct ongoing monitoring for its customers to detect potential illicit activities for their specified stablecoins.

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

Under the new licensing regime introduced by the AMLO Amendment, any person carrying on a business of providing VA services in Hong Kong, or holding themselves out as doing so, will need to be licensed as a VASP by the SFC. It will also be an offence for a person to actively market any VA service it provides outside Hong Kong to the public in Hong Kong without a VASP license.

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

The SFC is the key regulator under the VASP licensing regime and will be responsible for assessing licensing applications and supervising licensed VASPs. Applicants for VASP license must satisfy certain requirements, including corporate structure and location, financial resources, fit and proper and premises approval. Once licensed, a VASP will subject to certain AML/CTF requirements and other ongoing obligations for investor protection purposes.

Regulations relating to Labor and Social Welfare of Hong Kong

Our employees in Hong Kong are subject to the Hong Kong Employment Ordinance (the “EO”). The EO is the main employment legislation in Hong Kong, providing for certain minimum benefits and protections, including:

●	paid annual leave;

●	paid sick leave;

●	paid maternity leave;

●	paid paternity leave;

●	rights to have rest days;

●	sickness allowance;

●	paid holidays; and

●	compensation payments in certain cases of severance, unfair dismissal or termination after long service.

Subject to limited exceptions, the EO applies to all employees working in Hong Kong, regardless of their nationality. Other mandatory laws that are likely to apply to the employment relationship with our Hong Kong employees include the following:

●	The Personal Data (Privacy) Ordinance. This ordinance regulates an employer’s collection or surveillance, use and disclosure of an employee’s personal data (including personal data contained in e-mails and phone calls).

●	Mandatory Provident Fund Schemes Ordinance. Subject to limited exceptions, this ordinance requires employers in Hong Kong to enroll employees in a Mandatory Provident Fund Scheme, to which the employer and employee must make certain contributions. Foreign nationals are exempt if they are posted in Hong Kong to work for a period not exceeding 13 months or belong to a retirement scheme outside of Hong Kong. In certain cases, a Hong Kong national working outside of Hong Kong may still be subject to this ordinance if the employment has sufficient connection with Hong Kong. The Legislative Council passed the Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Bill 2022 on 9 June 2022 to abolish the use of the accrued benefits of employers' mandatory contributions under the Mandatory Provident Fund System to offset severance payment and long service payment. The abolition of MPF offsetting arrangement has taken effect on 1 May 2025.

●	Occupational Safety and Health Ordinance. This ordinance imposes a duty on all employers, as far as is reasonably practical, to ensure the safety and health in the workplace of its employees. The Occupational Safety and Health Ordinance covers most industrial and non-industrial workplaces in Hong Kong.

●	Employees’ Compensation Ordinance. The Employees’ Compensation Ordinance establishes a no-fault, non-contributory employee compensation system for work injuries. If an employee suffers injury arising out of and in the course of employment in Hong Kong (or overseas, if the travel is authorized by the employer), the employer is usually liable to compensate the employee under the Employees’ Compensation Ordinance. Eligible family members of an employee killed in an accident at work may also be entitled to compensation. If an employer carries on business in Hong Kong, its employees are protected under the ordinance. All employers are required to maintain valid employees’ compensation insurance policies to cover their liabilities under the ordinance and at common law.

●	Sex Discrimination Ordinance, Disability Discrimination Ordinance, Family Status Discrimination Ordinance and Race Discrimination Ordinance. All four of these ordinances legislate against various forms of discrimination.

●	Labour Tribunal Ordinance. This ordinance empowers the Labour Tribunal to hear and resolve disputes relating to employment contracts as well as alleged breaches of the Employment Ordinance. It potentially covers disputes involving foreign nationals or Hong Kong residents working abroad.

●	Factories and Industrial Undertakings Ordinance. This ordinance applies to industrial undertakings, i.e. factories, construction sites, catering establishments, cargo and container handling undertakings, repair workshops and other industrial workplaces. This ordinance imposes general duties on proprietors and persons employed at industrial undertakings to ensure safety and health at work.

●	Minimum Wage Ordinance. The Minimum Wage Ordinance establishes a statutory minimum wage regime aimed at striking an appropriate balance between forestalling excessively low wages and minimizing the loss of low-paid jobs while sustaining Hong Kong’s economic growth and competitiveness.

Seasonality

Currently, our business operations do not experience any seasonality.

Employees

As of March 31, 2025, we had an aggregate of 25 employees, all of which are full-time employees. In addition, we were further supported by a team of ten external consultants. As of March 31, 2023, 2024 and 2025, we had an aggregate of 14, 19 and 25 employees, respectively.

The following table sets forth a breakdown of our employees by function as of March 31, 2025:

	As of March 31, 2025
Functions:	Number	% of Total
Management	4	16.0
Sales and trading team	4	16.0
SFC licensed employees	4	16.0
General and administrative	13	52.0
Total	25	100.0

None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. We compensate our employees with basic salaries. As required by Hong Kong laws and regulations, we participated in Mandatory Provident Fund plans for our employees.

Intellectual Property

As of March 31, 2025, we held two main domain names relating to our business, including our current and previous corporate websites. As of March 31, 2025, we held nine registered trademarks and the relevant rights to the logo of Metalpha in various jurisdictions, including Hong Kong, Australia, Canada, Columbia, United Kingdom, Gambia, Indonesia, India, Iceland, Japan, South Korea, Mexico, Malaysia, Norway, New Zealand, Philippines, Rwanda, Singapore, Thailand, Tunisia, Turkey, Zambia and Zimbabwe. The affiliates of our shareholder, Northstar Digital Holding, held 12 registered trademarks and nine pending trademark applications and the relevant rights to the logo of Metalpha in various jurisdictions, including China Taiwan, Bangladesh, and the United States. We have use and other relevant rights related to the “Metalpha” registered trademark and logo for our business operations.

As of March 31, 2025, we held two main domain names relating to our business, including our corporate website, http://metalpha.net and the business website for our subsidiary http://metalpha.finance.

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

The address of our principal executive office is Suite 6703-04, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, where we lease office space of approximately 2,024 square feet, pursuant to a lease agreement with a third party, for the period from May 14, 2024 to May 16, 2026. The monthly rent is HKD125,488 (approximately $16,142) and the monthly service charge is HKD21,454 (approximately $2,760).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

Historically, a significant majority of our revenue was generated from the supply chain management business, which was operated by certain operating entities in the PRC. By providing supply chain management platform services to auto parts suppliers, we generated revenue from transaction fees paid to them, as a certain percentage of fees based on the aggregate amounts of purchase payments from such auto parts suppliers. For the fiscal years ended March 31, 2023, 2024 and 2025, 6.2%, nil and nil of the total business income generated was from the supply chain management platform services, respectively.

Upon the completion of the Disposition in March 2023, we discontinued and ceased the supply chain management business and terminated the VIE structure. Currently, we provide wealth management services to customers through our subsidiaries. We began offering these services in December 2021 and generated income primarily from the execution of cryptocurrency-related transactions, including the issuance of derivative products to OTC clients and our proprietary trading activities. For the fiscal years ended March 31, 2023, 2024 and 2025, 93.8%, 100.0% and 88.8% of the total business income generated was from our wealth management services, respectively. Moreover, our Hong Kong subsidiary, LSQ Capital Limited, is licensed by SFC to provide asset management services in Hong Kong. During the current financial year, we have commenced generating revenue from these SFC-licensed activities. For the fiscal years ended March 31, 2025, income from our securities advising and asset management services accounted for 11.2% of our total income.

For the fiscal years ended March 31, 2023, 2024 and 2025, our income from the continuing operation was $5.7 million, $16.8 million and $46.6 million, respectively, and loss for the year from continuing operation amounted to $11.9 million, $3.7 million and profit $15.9 million, respectively.

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

Our Risk and Portfolio Management Capabilities

Our results of operations are largely dependent on our ability to effectively manage the market risks in our trading portfolio. Leveraging our growing experience in the crypto industry, we have effectively executed our risk-hedging trading strategies in our daily operation. However, market conditions can change rapidly and we may not be able to adjust our trading strategies in a timely manner, which may impact our results of operations.

Our Relationships with Certain Key Customers

We generate a significant amount of income from certain key customers. For the fiscal year ended March 31, 2023, the aggregate transaction size of the products traded was approximately $316.9 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $286.4 million, representing approximately 90.3% of the total transaction size for the same fiscal year. For the fiscal year ended March 31, 2024, the aggregate transaction size of the products traded was approximately $517.0 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $275.3 million, representing approximately 53.2% of the total transaction size for the same fiscal year. For the fiscal year ended March 31, 2025, the aggregate transaction size of the products traded was approximately $816.6 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $291.3 million, representing approximately 35.7% of the total transaction size for the same fiscal year. If our relationships with such top customers deteriorate, they may significantly reduce or even cease their purchase of our products, which could materially impact our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Our wealth management business is subject to customer concentration risk.”

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

Key Line Items Affecting Our Results of Operations

Revenue

The following table sets forth our income generated from continuing operation for the periods indicated:

	For the fiscal year ended March 31,
	2025	2024	2023
	US$	US$	US$
Income from wealth management services
- Unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts	45,354,354	5,865,294	5,288,523
- Realized gain (loss) on trading of listed securities, funds and derivative contracts	(5,828,824)	9,745,407	-
- Interest income on trading of digital assets and derivative contracts	1,859,490	916,616	-
- Services fee income	73,209	236,228	-
- Unrealized fair value change on investment in trusts	-	-	403,533
	41,458,229	16,763,545	5,692,056
Income from securities advising and asset management services
- Performance fee income	2,785,944	-	-
- Gain on disposal of financial assets at FVTPL	323,084	-	-
	3,109,028	-	-
Total Revenue	44,567,257	16,763,545	5,692,056

We completed the disposal of the Mainland China Business in March 2023 and continue to operate wealth management business.

We started the wealth management business in December 2021. For such business, we generate income primarily from the execution of cryptocurrency-related transactions, including the issuance of derivative products to OTC clients and income from our proprietary trading activities. For the fiscal years ended March 31, 2023, 2024 and 2025, income from our wealth management services was $5.7 million, $16.8 million and $41.5 million, respectively.

Our Hong Kong subsidiary, LSQ Capital Limited, provides securities advising and asset management services to customers in Hong Kong. LSQ Capital Limited holds the Type 1 (Dealing in Securities), Type 4 (Advising on Securities) and Type 9 (Asset Management) licenses as per the SFC regulations. We did not recognize any income from such services during the fiscal years ended March 31, 2023 and 2024. For the fiscal year ended March 31, 2025, income from our securities advising and asset management services was $3.1 million.

Cost of Income

Cost of income for continuing operation consists of commission to traders and technical support fees. For the fiscal years ended March 31, 2023, 2024 and 2025, our cost of income for continuing operation was $3.7 million, $11.1 million and $23.3 million, respectively.

Share Purchase Warrants Expenses

Share purchase warrants expenses for continuing operation represent the expenses in relation to the issuance of warrants to certain consultants, employees, and Northstar Digital Holding in the fiscal years ended March 31, 2022 and 2023. For the fiscal years ended March 31, 2023, 2024 and 2025, our share purchase warrants expenses for continuing operation was $10.2 million, $6.0 million and $1.7 million, respectively.

General and Administrative Expenses

General and administrative expenses for continuing operation consist primarily of share-based compensation, the professional fees paid to legal advisors, consultants and the auditor, wages and benefits for our general and administrative personnel, director fees in relation to compensation and incentives paid for services rendered by our directors, insurance costs and amortization of right-of-use assets. For the fiscal years ended March 31, 2023, 2024 and 2025, our general and administrative expenses for continuing operation was $3.5 million, $4.3 million and $3.8 million, respectively.

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

	For the fiscal year ended March 31,
	2025		2024		2023
	US$	%	US$	%	US$	%
Revenue	44,567,257	100.0	16,763,545	100.0	5,692,056	100.0

Cost of income	(23,264,964)	(52.2)	(11,135,797)	(66.4)	(3,671,398)	(64.5)
Gross profit	21,302,293	47.8	5,627,748	33.6	2,020,658	35.5

Operating expenses
Selling and promotion	(69,663)	(0.2)	(41,411)	(0.2)	(39,799)	(0.7)
General and administrative	(3,793,419)	(8.5)	(4,254,719)	(25.4)	(3,536,092)	(62.1)
Total operating expenses	(3,863,082)	(8.7)	(4,296,130)	(25.6)	(3,575,891)	(62.8)

Profit (loss) from operation	17,439,211	39.1	1,331,618	7.9	(1,555,233)	(27.3)

Other income and expenses, net
Other income	882,238	2.0	1,041,062	6.2	40,588	0.7
Loss on exchange differences	-	-	-	-	(1,199)	(0.0)
Impairment on financial asset at fair value through profit or loss	(671,403)	(1.5)	-	-	-	-
Share purchase warrants expenses	(1,680,038)	(3.8)	(6,047,848)	(36.1)	(10,176,995)	(178.8
Finance costs	(75,253)	(0.2)	(4,241)	(0.0)	(8,464)	(0.1)
Total other income and expenses, net	(1,544,456)	(3.5)	(5,011,027)	(29.9)	(10,146,070)	178.2)
Profit (loss) before income tax expense from continuing operation	15,894,755	35.7	(3,679,409)	(21.9)	(11,701,303)	(205.6)
Income tax expense	-	-	-	-	(218,035)	(3.8)
Profit (loss) for the year from continuing operation	15,894,755	35.7	(3,679,409)	(21.9)	(11,919,338)	(209.4)

Discontinued operation
Loss from discontinued operation	-	-	-	-	(9,763,190)	(171.5)
Gain on disposal of discontinued operation	-	-	-	-	1,515,177	26.6
Total loss from discontinued operation	-	-	-	-	(8,248,013)	(144.9)
Profit (loss) for the year	15,894,755	35.7	(3,679,409)	(21.9)	(20,167,351)	(354.3)

Other comprehensive (loss) income
Foreign operations – foreign currency translation differences	(117,439)	(0.3)	(35,052)	(0.2)	(279,484)	(4.9)
Total comprehensive income (loss) for the year	15,777,316	35.4	(3,714,461)	(22.2)	(20,446,835)	(359.2)

Profit (loss) for the year attributable to owners of the Company:
Profit (loss) from continuing operation	15,894,755	34.1	(3,679,409)	(21.9)	(12,308,656)	(216.2)
Loss from discontinued operation	-	-	-	-	(8,248,013)	(144.9)
Profit (loss) attributable to owners of the Company	15,894,755	34.1	(3,679,409)	(21.9)	(20,556,669)	(361.1)

Profit attributable to owners of non-controlling interests	-	-	-	-	389,318	6.8
	15,894,755	34.1	(3,679,409)	(21.9)	(20,167,351)	(354.3)

Total comprehensive (loss) income for the year attributable to:
Owners of the Company	15,777,316	33.9	(3,714,461)	(22.2)	(20,836,153)	(366.1)
Non-controlling interests	-	-	-	-	389,318	6.8
	15,777,316	33.9	(3,714,461)	(22.2)	(20,446,835)	(359.2)

Loss per share attributable to owners of the Company -basic and diluted
- continuing operation	0.41	0.0	(0.11)	(0.0)	(0.45)	(0.0)
- discontinued operation	-	-	-	-	(0.31)	(0.0)
- owners of the Company	0.41	0.0	(0.11)	(0.0)	(0.76)	(0.0)

Weighted average number of shares outstanding
- basic and diluted	38,549,056	82.7	34,706,179	207.0	26,990,679	474.2

Fiscal Year ended March 31, 2025 Compared to Fiscal Year ended March 31, 2024

Income

Our income generated from continuing wealth management business increased significantly from $16.8 million for the fiscal year ended March 31, 2024 to $44.6 million for the fiscal year ended March 31, 2025, primarily because (i) we secured more wealth management deals from our customers for the fiscal year ended March 31, 2025, (ii) provides more securities advising and asset management services to customers in Hong Kong, and (iii) we recognized income from both the unrealized fair value change and interest income of the deals in other investments including digital assets, listed securities and its related derivative contracts. We entered these deals with the aim to diversify our investment portfolio and reduce the related risks.

Cost of Income

Our income generated from continuing wealth management business increased significantly from $11.1 million for the fiscal year ended March 31, 2024 to $23.3 million for the fiscal year ended March 31, 2025, which was generally in line with the growth in income generated from our continuing business.

General and Administrative Expenses

Our general and administrative expenses from continuing operation remained relatively stable at $3.8 million for the fiscal year ended March 31, 2025, as compared to $4.3 million for the fiscal year ended March 31, 2024.

Share Purchase Warrants Expenses

Our share purchase warrants expenses for continuing operation were $6.0 million and $1.7 million for the fiscal year ended March 31, 2024 and 2025, respectively, mainly in relation to issuance of warrants to certain consultants pursuant to the May 2022 Consulting Agreement (defined below), to certain of our employees in May 2022 and to Northstar Technologies in November 2022. Consulting Agreement (defined below) and October 2021 Consulting Agreement (defined below) with these personnel. See “Item 10. Additional Information—C. Material Contracts.”

Net Profit (Loss)

As a result of the foregoing, we recorded a net profit of $15.9 million for the fiscal year ended March 31, 2025, as compared to a net loss of $3.7 million for the fiscal year ended March 31, 2024.

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

Share Purchase Warrants Expenses

Our share purchase warrants expenses for continuing operation were $10.2 million and $6.0 million for the fiscal year ended March 31, 2023 and 2024, respectively, mainly in relation to issuance of warrants to certain consultants pursuant to the May 2022 Consulting Agreement (defined below), to certain of our employees in May 2022 and to Northstar Technologies in November 2022. Consulting Agreement (defined below) and October 2021 Consulting Agreement (defined below) with these personnel. See “Item 10. Additional Information—C. Material Contracts.”

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

C.	Liquidity and Capital Resources

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the Fiscal Year Ended March 31,
	2025	2024	2023
	US$
Net cash generated from (used in) operating activities	71,990	(11,599,148)	(1,140,324)
Net cash (used in) /generated from investing activities	(23,309)	32,678	(20,423)
Net cash generated from financing activities	2,108,179	9,733,969	2,595,088
Net increase (decrease) of cash and cash equivalents	2,156,860	(1,832,501)	1,434,341
Effect of foreign currency translation	(117,404)	(35,201)	26,783
Cash and cash equivalents at beginning of the year	4,880,413	6,748,115	5,286,991
Cash and cash equivalents at end of the year	6,919,869	4,880,413	6,748,115

Our cash and cash equivalents consist of cash, bank deposits and other currency of value. As of March 31, 2023, 2024 and 2025, our cash and cash equivalents were $6.7 million, $4.9 million and $6.9 million, respectively. Our change in prepayments and other receivables as of March 31, 2023, 2024 and 2025 were increased by $0.2 million, $0.1 million and decreased by $4.5 million, respectively. We expect that substantially all of our future income will be denominated in USD.

Operating Activities

Net cash generated from operating activities for continuing operation for the fiscal year ended March 31, 2025 was $71,990. The net cash outflow for continuing operation was primarily attributable to our profit before income tax expense from continuing operating of $16.0 million, adjusted by (i) certain non-cash items, primarily comprising (a) unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts of $45.3 million, (b) cost of income of $23.3 million, (c) impairment loss on financial assets at fair value through profit or loss of $0.7 million, and (d) share purchase warrants expense of $1.7 million ;and (ii) changes in working capital, primarily comprising (a) increase in other receivables and prepayments $4.5 million, (b) decrease in financial assets at fair value through profit or loss $20.5 million, (c) increase in accounts and other payables $4.5 million, and (d) decrease in payable to customer $7.3 million.

Net cash used in operating activities for continuing operation for the fiscal year ended March 31, 2024 was $11.6 million. The net cash outflow for continuing operation was primarily attributable to our loss before income tax expense from continuing operating of $3.7 million, adjusted by (i) certain non-cash items, primarily comprising (a) cost of income of $6.7 million, (b) share purchase warrants expenses of $6.0 million, and (c) unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts of $5.9 million; and (ii) changes in working capital, primarily comprising (a) increase in financial assets at fair value through profit and loss of $18.6 million, (b) an increase in accounts and other payables of $3.8 million, and (c) an increase in payable to customers of $0.5 million.

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

Investing Activities

Net cash used in investing activities for continuing operation for the fiscal year ended March 31, 2025 was $23,309, primarily due to proceed paid on purchase of property and equipment.

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

Financing Activities

Net cash generated from financing activities for continuing operation for the fiscal year ended March 31, 2025 was $2.1 million, primarily due to proceed from shares issued on private placement of $2.3 million.

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

Material Cash Requirements

Capital Expenditures

Our capital expenditure was $21,570, nil, and $47,000 for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures, if any, with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Lease Liabilities

As of March 31, 2025, the Company had leased buildings used for its operations. The following table sets forth a breakdown of the carrying amounts of lease liabilities as of the dates indicated.

As of March 31, 2025
US$
Lease Liabilities
Current	189,821
Non-current	22,868
Total	212,689

For the fiscal years ended March 31, 2023, 2024 and 2025, we incurred lease payments of $0.2 million, $0.1 million and $0.14 million, respectively, which was mainly associated with our leased offices in Hong Kong and mainland China.

For the fiscal years ended March 31, 2023, 2024 and 2025, we incurred interest of lease liabilities of $8,464, $4,241 and $7,702, respectively.

There have been no material changes to our contractual obligations since March 31, 2025.

D.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

E.	Trend Information

The value of crypto assets are subject to price volatility due to various factors , including but not limited to market demand, regulatory developments, macroeconomic trends and monetary policies, technological advancements and security vulnerabilities and market manipulation risks. Significant events such as the bankruptcy of certain well-known crypto assets market participants, e.g. FTX, may also reduce market confidence. See “Risk Factors—Risks Relating to Our Business and Industry—We may face several risks due to disruptions in the crypto asset markets, including but not limited to the risk from depreciation in our stock price, loss of customer demand, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets” for more details. Digital asset markets have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets. These events have also negatively impacted the liquidity of the digital assets markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to us or on the digital asset industry as a whole.

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

The following table summarizes our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

(i)	Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2025
Digital assets	221,162,809	-	-	221,162,809
Listed equity securities	113,538,564	-	-	13,538,564
Listed futures contracts	1,005	-	-	1,005
Unlisted equity securities	-	-	240,001	240,001
Investments in funds	79	-	-	79
Digital assets payable	-	-	(138,224,157)	(138,224,157)
Digital assets payable – related party	-	-	(10,702,814)	(10,702,814)
Total	234,702,457	-	(148,686,970)	86,105,487
As of March 31, 2024
Digital assets	126,468,184	-	-	126,468,184
Listed equity securities	1,727,007	-	-	1,727,007
Listed futures contracts	9,731	-	-	9,731
Unlisted equity securities		-	811,404	811,404
Investments in funds	40,646,465	-	-	40,646,465
Digital assets payable	-	-	(71,437,331)	(71,437,331)
Digital assets payable – related party	-	-	(8,926,859	(8,926,859)
Total	168,851,387	-	(79,552,786)	89,298,601

(ii)	Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements as of March 31, 2025 and 2024:

Our directors are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, we will normally engage external valuation experts with the recognized professional qualifications and recent experience to perform the valuations.

The Company’s digital assets payables are revalued as of March 31, 2025 and 2024 by independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

The digital assets are measured at level 1 fair value. The determination of fair value hierarchy level for valuation of the digital assets would depend on whether the underlying digital assets is traded in an active market.

The fair value of the digital assets payable are determined based on the Binomial Option Pricing Model and Black-Scholes Pricing Model. The significant unobservable inputs under Binomial Option Pricing Model mainly include risk free rate of nil (2024: nil) and expected volatility of 51.57% (2024: from 55.00% to 61.38%. The significant unobservable input under Black-Scholes Pricing Model mainly included risk free rate range of nil (2024: nil) and expected volatility of range of 52.92% to 88.84% (2024: 55%). The fair value increase in the risk-free rate or expected volatility.

There were no transfers between levels 2 and 3 for recurring fair value measurements during the fiscal years ended March 31, 2025 and 2024.

During the fiscal years ended March 31, 2025 and 2024, there were no changes in the valuation techniques used.

Our directors consider that the carrying amounts of our financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of our lease liabilities are determined by using the discounted cash flows method using discount rate that reflects our borrowing rate as of the end of the reporting period. The own non-performance risk as of March 31, 2025 and 2024 was assessed to be insignificant.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Bingzhong Wang	43	Chief Executive Officer, Chairman of the Board of Directors, and Director
Pengyuan Fan	43	Chief Financial Officer and Director
Xiaosi Zhang	40	Chief Operation Officer
Jingxin Tian	46	Independent Director
Kim Fung Lai	60	Independent Director
Sen Lin	50	Independent Director
Kiyohiro Kawayanagi	57	Independent Director

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

Mr. Pengyuan Fan has served as our CFO since November 28, 2024 and has served as our director since April 7, 2025. Mr. Pengyuan Fan brings over 15 years’ experience in the financial services and technology sectors. Most recently, he served as a founding member and COO at Quantum Vector Capital Management in Shanghai from September 2015 to April 2024, a high-frequency trading firm. Prior to that, Mr. Fan held key positions in credit derivatives and structured credit valuation at Royal Bank of Scotland from August 2012 to March 2014 and UBS from February 2009 to August 2012 in London. Earlier in his career, he worked as an Assistant Audit Manager at KPMG from October 2005 to December 2008 in Cambridge, UK, where he specialized in statutory audits and internal controls under IFRS and SOX compliance. Mr. Fan graduated with both Bachelor of Arts (BA) and Master of Arts (MA) in Engineering from the University of Cambridge, UK in 2005, and is a Fellow of Chartered Accountant (FCA) of ICAEW.

Ms. Xiaosi Zhang has served as our COO since June 16, 2025. Ms. Zhang brings over 15 years of leadership experience in global financial institutions, with a distinguished focus on human resource strategy, organizational development, and operational management. From May 2014 to June 2025, Ms. Zhang served as Executive Director, Head of Risk Control, and Head of the Executive Office at China Development Bank International Investment Limited, which is a key subsidiary of CDB’s overseas investments and a Hong Kong listed investment company. From October 2010 to May 2014, Ms. Zhang was HR & Admin Manager at HuaTai Financial Holdings, a leading Chinese securities firm. Ms. Zhang obtained her bachelor’s degree in Journalism from Nanjing University in 2007 and her master’s degree in Communication from Hong Kong Baptist University in 2008.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2025, we paid an aggregate amount of approximately HKD4.1 million (approximately $0.5 million) in cash as compensation to our directors and executive officers.

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

Pursuant to our third amended and restated articles of association, the minimum number of directors shall consist of not less than one person unless otherwise determined by the shareholders in a general meeting. Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if any is held. At any annual general meeting held, our directors will be elected by a majority vote of shareholders eligible to vote at that meeting. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

Board of Directors

Our board of directors currently consists of seven directors, including four independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to any separate requirement for Audit Committee’s (as defined in our articles of association) approval under applicable law or the listing rules of Nasdaq Capital Market, a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting. All of the directors will serve until and will stand for re-election on the date of the next annual general meeting, unless resigned or otherwise removed prior to such date.

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

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2025 by:

●	each of our directors and executive officers, which excludes our former directors and officers as of the date of this annual report; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on being 39,498,371 ordinary shares issued and outstanding as of May 31, 2025.

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

Name of Beneficial Owners	Number of Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Aggregate Voting Power (6)
Directors and Executive Officers†:
Bingzhong Wang (1)	2,400,000	5.9%	5.9%
Pengyuan Fan	—	—	—
Jingxin Tian	—	—	—
Kim Fung Lai	—	—	—
Sen Lin	—	—	—
Kiyohiro Kawayanagi	—	—	—
All directors and executive officers as a group (eight individuals)	2,400,000	5.9%	5.9%
5% Shareholders:
Northstar Digital Holding (2)	12,500,000	27.8%	27.8%
LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP (3)	3,709,553	9.4%	9.4%
Xianqun Hu (4)	3,940,000	9.3%	9.3%
Folius Digital Opportunities Master Fund Ltd. (5)	3,500,000	8.9%	8.9%

(1)	Consists of (i) 1,200,000 Ordinary Shares and (ii) 1,200,000 Ordinary Shares issuable upon exercise of the warrants issued to Mr. Bingzhong Wang pursuant to a securities subscription and warrant purchase agreement among Mr. Bingzhong Wang, our Company and certain other parties dated June 30, 2022 within 60 days from May 31, 2025. Information set forth above is based upon Mr. Bingzhong Wang’s Schedule 13D filed with the SEC on June 7, 2023.

(2)	Consists of (i) 7,000,000 Ordinary Shares held by Northstar Digital Holding and its affiliates and (ii) 5,500,000 Ordinary Shares issuable upon exercise of a type A warrant to purchase up to an aggregate of 4,500,000 Ordinary Shares and type B warrant to purchase up to an aggregate of 1,000,000 Ordinary Shares to Northstar Technologies’ affiliate pursuant to the Northstar Technologies Purchase Agreement, within 60 days from May 31, 2025. Information set forth above is based upon Northstar Digital Holding’ Schedule 13D filing with the SEC on January 10, 2023, the record on our shareholder register as of May 31, 2025 and the information provided by Northstar Digital Holding to the Company. The principal business office of Northstar Digital Holding is at 8 Kallang Avenue, Aperia Tower 1, #04-02, Singapore, 339509.

(3)	Consists of 3,709,553 ordinary shares directly held by LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP (“LSQ”). KBR Fund Management Limited (“KBR”) serves as the sub-investment manager for LSQ. Accordingly, KBR may be deemed to indirectly beneficially own the ordinary shares held by LSQ. The principal business office of LSQ is 3-212 Governors Square, 23 Lime Tree Bay Avenue, PO Box 30746, Seven Mile Beach, Grand Cayman, Cayman Islands. The principal business office of KBR is 6/F Skyway Centre, 23 Queens Road West, Sheung Wan, Hong Kong. Information set forth above is based upon the Schedule 13G/A filed with the SEC on February 6, 2025 and the information provided by LSQ to the Company.

(4)	Consists of (i) 1,120,000 Ordinary Shares; (ii) 900,000 Ordinary Shares issuable upon exercise of the warrants issued to Mr. Xianqun Hu pursuant to a consulting agreement among Mr. Xianqun Hu, our Company and three other consultants dated October 27, 2021 within 60 days from May 31, 2025; and (iii) 1,920,000 Ordinary Shares issuable upon exercise of the warrants issued to Mr. Xianqun Hu pursuant to a securities subscription and warrant purchase agreement among Mr. Xianqun Hu, our Company and certain other parties dated June 30, 2022 within 60 days from May 31, 2025. Information set forth above is based upon Mr. Xianqun Hu’s Schedule 13G/A filed with the SEC on February 13, 2024 and the record on our shareholder register as of May 31, 2025.

(5)	The principal business office of Folius Digital Opportunities Master Fund Ltd. is at c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, PO Box 10240, KY1-1002, Cayman Islands. Information set forth above is based upon the Schedule 13G/A filed with the SEC on December 4, 2023 and the record on our shareholder register as of May 31, 2025.

(6)	For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.

†	Unless otherwise indicated, the address of our directors and executive officers is Suite 6703-04, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China. The beneficial ownership table excludes Mr. Ming Ni and Limin Liu, who had resigned as the Company's directors and officers prior to the date of this annual report.

As of the date of May 31, 2025, none of our existing shareholders have different voting rights from other shareholders. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Northstar Digital Holding

Our substantial shareholder, Northstar Digital Holding, is one of our key customers who subscribe to our issued cryptocurrency derivative products. In addition, Northstar Holdings provides significant support to our operations through its subsidiaries within its group. These subsidiaries deliver technical management services and customer introduction services, contributing significantly to our business growth and operational efficiency.

As of March 31, 2023, 2024 and 2025, we had digital assets payables of $21.1 million, $2.9 million and $nil million, respectively, to Northstar Digital Holding. As of March 31, 2023, 2024 and 2025, we had payables to customers of $4.6 million, $3,548 and $10,483, respectively, to Northstar Technologies. As of March 31, 2023, 2024 and 2025, we had other payables of nil, $1.0 million and $nil million, respectively, to Northstar Technologies.

Other Transactions with Related Parties

In addition to Northstar Digital Holding, certain of our shareholder, directors and officers or their affiliates, are our customers who subscribe to our issued cryptocurrency derivative products.

For the fiscal year ended March 31, 2025, the aggregate value of derivative products entered with such related customers is around $28.7 million while the derivative products expired to such related customers is around $25.0 million. As of March 31, 2025, we had digital assets payables of $10.7 million and payables to customer of $0.7 million respectively to such related customers.

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

We are an exempted company with limited liability, incorporated under the laws of the Cayman Islands, and our affairs are governed by our third amended and restated memorandum and articles of association, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We have filed our third amended and restated memorandum and articles of association as Exhibit 3.1 to our current report on Form 6-K filed with the SEC on March 31, 2025.

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

May 2022 Consulting Agreement

On May 26, 2022, the Company entered into a consulting and warrant issuance agreement (the “May 2022 Consulting Agreement”) with Jing Hu, Sek Yee Khor, and Jiaping Sun (collectively, the “2022 Consultants”, and each, a “2022 Consultant”). Pursuant to the May 2022 Consulting Agreement, the 2022 Consultants agreed to provide certain services to the Company in connection with the business operation of a joint venture company formed by the Company and Northstar Digital Holding. The services to be provided by the 2022 Consultants, include, among other things, the following: (1) establishing a proprietary system for cryptocurrency derivatives trading; (2) designing different structure products for use in trading with counterparties; (3) optimizing internal pricing and dynamic hedging models; (4) ongoing monitoring and improving of the proprietary system to maximize the return of invested capital and grow the size of proprietary assets; (5) assisting in the hiring process and establishment of a team for the development of the Metalpha BVI; and (6) providing industry expertise to help shape the Metalpha BVI’s long-term strategy.

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

November 2022 Sale and Purchase Agreement and Northstar Technologies Purchase Agreement

On November 28, 2022, the Company entered into a sale and purchase agreement with Polaris Technologies Group Limited (formerly Antalpha Technologies Limited), Northstar Technologies, and Meta Rich to acquire 49% equity interest held by Polaris Technologies Group Limited in Metalpha Limited. The total consideration is US$2,500,000, satisfied by the allotment and issuance of 2,500,000 Ordinary Shares to Northstar Technologies. The deal was closed in November 2022 and Metalpha Limited became a wholly-owned subsidiary of the Company.

On November 28, 2022, the Company and Northstar Technologies entered into a securities subscription and warrant purchase agreement (the “Northstar Technologies Purchase Agreement”), pursuant to which Northstar Technologies agreed to subscribe for, and the Company agreed to issue to Northstar Technologies, (i) 4,500,000 Ordinary Shares (the “Subscription Shares”); (ii) a type A warrant to purchase up to 4,500,000 Ordinary Shares (the “Type A Warrant”), and (iii) a type B warrant to purchase up to 3,000,000 Ordinary Shares (the “Type B Warrant”), for an aggregate consideration of US$4,500,000.

●	Subscription Shares. The sale and subscription of the Subscription Shares will be completed in up to four (4) tranches, on a date that is no later than 180 days, 365 days, 545 days and 730 days from the signing date of the Northstar Technologies Purchase Agreement, respectively, upon the fulfillment of the closing conditions set forth in the Northstar Technologies Purchase Agreement. As of the date of this annual report, all of the Subscription Shares, or 4,500,000 Ordinary Shares have been issued.

●	Type A Warrant. The Type A Warrant was issued by the Company on November 28, 2022. The Type A Warrant shall vest in tranches at the same rate and in the same proportion as the issuance and allotment of the Subscription Shares upon each closing thereof as set out in the Northstar Technologies Purchase Agreement. Upon vesting, the Type A Warrant is exercisable at an exercise price of US$1.00 per Ordinary Share. The Type A Warrant shall expire on the fifth (5th) anniversary of the date of issuance.

●	Type B Warrant. The Type B Warrant was issued by the Company on November 28, 2022. The Type B Warrant shall vest in tranches at the same rate and in the same proportion as the issuance and allotment of the Subscription Shares upon each closing thereof as set out in the Northstar Technologies Purchase Agreement.

●	Pre-emptive Rights. Subject to certain exceptions set forth in the Northstar Technologies Purchase Agreement, if the Company proposes to issue, grant or sell any equity securities within five years since the date of the Northstar Technologies Purchase Agreement, Northstar Tech shall have the right to elect to purchase up to 40% of the total number of new securities to be issued by the Company. Northstar Tech shall exercise its pre-emptive rights within 20 calendar days after receipt of a written issuance notice given by our Company, which sets forth the price, amount and other terms on which such new securities are proposed to be issued, granted or sold.

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

Based on our analysis of our income, assets, activities and market capitalization, we believe that we were a PFIC for our taxable year ended March 31, 2025. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

Credit Risk

Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognized financial assets is the carrying amounts of those assets as stated in the consolidated statements of financial position. Our credit risk is primarily attributable to its loan receivables, deposits and other receivables, and cash and cash equivalents. In order to minimize credit risk, the directors of the Company have delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, the directors review the recoverable amount of each individual debt regularly to ensure that adequate impairment losses are recognized for irrecoverable debts. The credit risk on cash and cash equivalents are limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. In this regard, the directors consider that our credit risk is significantly reduced.

We have no significant concentration on credit risk, with exposure spread over a number of our counterparties.

We consider whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as of the reporting date with the risk of default as of the date of initial recognition. We consider available reasonable and supportive forwarding-looking information, including internal credit rating, actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the counterparties’ ability to meet its obligatons, actual or expected significant changes in the operating results of the counterparties, and significant changes in the expected performance and behavior of the counterparties.

Foreign Exchange Risk

We have minimal exposure to foreign currency risk as most of our business transactions, assets and liabilities are principally denominated in the functional currencies of our entities. As Hong Kong dollar is pegged to United States dollar, we consider the risk of movements in exchange rates between Hong Kong dollars and United States dollars to be insignificant.

We currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. We will monitor its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

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

Concentration Risk

As of March 31, 2023, 2024 and 2025, we had one counterparty, two counterparties and two counterparties who accounted for more than 10% of our digital assets payable, respectively. As of March 31, 2023, 2024 and 2025, we had two counterparties, two counterparties and one counterparty who accounted for more than 10% of our payable to customers, respectively.

Anti-Money Laundering Risk

Digital assets are capable of being traded directly between entities via decentralized networks that facilitate anonymous transactions. These transactions give rise to complicated technical challenges concerning matters including asset ownership and the identification of the parties involved. We have established anti-money laundering and know-your-customer policies and procedures, which are initiated during the client onboarding process, and applied through continuous monitoring , review, and reporting to mitigate such risks.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2025 were not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC, due to the lack of qualified internal accounting personnel with sufficient knowledge of the IFRS and SEC reporting standard. We have started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. As a small-scale company, we are in the process of establishing and improving our internal controls. Upon our independent registered public accounting firm’s suggestions, with the development of our business and the increase of our financial personnel, we will improve our internal control management from the following aspects:

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

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on March 31, 2023. However, since our public float was not over $75 million on September 29, 2023, we are a non-accelerated filer and exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the fiscal year ended March 31, 2025.

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

	For the fiscal year ended March 31,
	2025	2024
	US$	US$
Audit fees (1)	188,000	180,000
Audit-related fees (2)	73,000	70,000
Tax fees (3)	—	—
All other fees (4)	—	—
Total	261,000	250,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accountant for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this annual port on Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the Insider Trading Policy is incorporated by reference as Exhibit 11.2 to this annual report on Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Metalpha Technology Holding Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 of our current report on Form 6-K (File No. 001-38208) filed with the Securities and Exchange Commission on March 31, 2025)
2.1	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 of our Annual Report on Form 20-F (file No. 001-38208) filed with the Securities and Exchange Commission on August 2, 2021)
4.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on July 19, 2017)
4.2	Amended and Restated Employment Agreement between Dragon Victory International Limited and Xiaohua Gu dated December 30, 2016 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1/A (File No. 333-214932) filed with the Securities and Exchange Commission on December 30, 2016)
4.3	Director Offer Letter between Dragon Victory International Limited and Kim Fung Lai dated December 9, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.4	Director Offer Letter between Dragon Victory International Limited and Sen Lin dated December 9, 2021 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.5	Director Offer Letter between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021 (incorporated by reference to Exhibit 10.3 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.6	Director Offer Letter between Dragon Victory International Limited and Ming Ni dated December 9, 2021 (incorporated by reference to Exhibit 10.5 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.7	Employment Agreement between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021 (incorporated by reference to Exhibit 10.4 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.8	Employment Agreement between Dragon Victory International Limited and Ming Ni dated December 9, 2021 (incorporated by reference to Exhibit 10.6 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)

4.9	Director Offer Letter between Dragon Victory International Limited and Kiyohiro Kawayanagi dated May 6, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 6, 2022)
4.10	Indemnification Agreement by and between Dragon Victory International Limited and a director and/or an officer of the Company (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.11	Product Purchase Agreement between Antalpha Technologies Limited and Metalpha Limited dated December 23, 2021 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.12	Trading Account Management Agreement between Antalpha Technologies Limited and Metalpha Limited dated December 23, 2021 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.13	Lease Agreement between Longyun International Holdings Ltd. and the landlord of Suite 1508, Central Plaza dated June 30, 2021 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.14	2022 Performance Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.15	Employment Agreement between Dragon Victory International Limited and Limin Liu dated August 21, 2019 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 23, 2019)
4.16	Securities Purchase Agreement among Dragon Victory International Limited, LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP, and certain other purchasers listed dated August 6, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 9, 2021)
4.17	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Natural Selection Capital Holdings Limited, and Ming Ni dated August 6, 2021 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 9, 2021)
4.18	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Xianqun Hu, Ying Cai, Jiarui Li, and Ailing Zhang dated October 27, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on October 28, 2021)
4.19	Employee Warrant Issuance Agreement and Employment Contract between Dragon Victory International Limited, LSQ Capital Limited, and Yingjun Zhou dated May 10, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 19, 2022)
4.20	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Jing Hu, Sek Yee Khor, and Jiaping Sun dated May 26, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 26, 2022)
4.21	Securities Subscription and Warrant Purchase Agreement between each Purchaser and Dragon Victory International Limited, as currently in effect, and a schedule of all executed Securities Subscription and Warrant Purchase Agreements adopting the same form (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 1, 2022)
4.22	Sale and Purchase Agreement by and among Antalpha Technologies Limited, Antalpha Technologies Holdings Limited and Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited) dated November 28, 2022 (incorporated by reference to Exhibit 10.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on November 29, 2022)

4.23	Securities Subscription and Warrant Purchase Agreement between Antalpha Technologies Limited and Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited) dated November 28, 2022 (incorporated by reference to Exhibit 10.2 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on November 29, 2022)
4.24	Amendment Agreement to the Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Natural Selection Capital Holdings Limited, and Ming Ni dated August 6, 2021, by and among Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited), Natural Selection Capital Holdings Limited and Ni Ming, dated January 26, 2023 (incorporated by reference to Exhibit 10.2 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on January 30, 2023)
4.25	Sale and Purchase Agreement by and among Metalpha Holding (HK) Limited, Liu Limin, Wang Wei, Xu Yang and Zheng Liqing dated February 20, 2023 (incorporated by reference to Exhibit 10.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on February 23, 2023)
4.26	Supplemental Agreement to Director Offer Letter between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021, as amended, and Employment Agreement between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021, as amended, between Metalpha Technology Holding Limited and Bingzhong Wang dated September 26, 2024 (incorporated by reference to Exhibit 4.26 to the Form 20-F (file No. 001-38208) filed with the Securities and Exchange Commission on October 30, 2024)
4.27	Supplemental Agreement to Director Offer Letter between Dragon Victory International Limited and Limin Liu dated August 21, 2019, as amended, and Employment Agreement between Dragon Victory International Limited and Limin Liu dated August 21, 2019, as amended, between Metalpha Technology Holding Limited and Bingzhong Wang dated September 26, 2024 (incorporated by reference to Exhibit 4.27 to the Form 20-F (file No. 001-38208) filed with the Securities and Exchange Commission on October 30, 2024)
4.28	Deed of Termination dated September 26, 2024 (incorporated by reference to Exhibit 10.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on September 26, 2024)
8.1*	List of subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (file No. 333-214932), as amended, initially filed with the SEC on December 6, 2016)
11.2	Metalpha Technology Holding Limited Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Form 20-F (file No. 001-38208) filed with the Securities and Exchange Commission on October 30, 2024)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
15.2*	Consent of WWC, P.C.
16.1	Letter from WWC, P.C., dated April 4, 2024 (incorporated by reference to Exhibit 16.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on April 4, 2024)
97.1	Metalpha Technology Holding Limited Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on February 12, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board

Date: July 30, 2025

INDEX TO FINANCIAL STATEMENTS

METALPHA TECHNOLOGY HOLDING

LIMITED (FORMERLY KNOWN AS

DRAGON VICTORY INTERNATIONAL LIMITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Onestop Assurance PAC 10 Anson Road #06-15 International Plaza Singapore 079903 Email:audit@onestop-audit.com Website: www.onestop-audit.com

To:	The Board of Directors and Shareholders of
Metalpha Technology Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Metalpha Technology Holding Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of profit or loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Accounting of digital asset transactions and balances

We assessed the accounting for digital assets transactions and balances as a critical audit matter. As described in Notes 6, 7 and 11 to the financial statements, as of March 31, 2025, the Company’s digital assets transactions and balances were an amount that was quantitatively material to the financial statements as a whole, and the account are subject to estimation, judgment, and complex calculations. IFRSs do not specifically address accounting for digital assets. Accordingly, management needs to apply judgements in determining appropriate accounting policies based on the existing accounting framework and the facts and circumstances of the Company’s digital assets.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included:

●	agreed wallet balances as at year end between the operating system and accounting system;

●	understood and evaluated the accounting policies adopted by management for its digital assets based on the business arrangements with respective counterparties;

●	circularized independent audit confirmations for digital assets in platforms and digital assets payable to customers to confirm year end account balances;

●	obtained of the valuation report and independent check the reliability of the calculation by verify the skill, knowledge and experience of the valuer and the applicable fair value metrology and key parameters applied in the valuation of the products; and

●	Evaluated the fair value of digital assets adopted by management to external data quoted in the primary exchange market.

Evaluated the fair value of digital assets adopted by management to external data quoted in the primary exchange market.

/s/ Onestop Assurance PAC

July 30, 2025

PCAOB ID: 6732

We have served as the Company’s auditor since 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Metalpha Technology Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Metalpha Technology Holding Limited (the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

PCAOB ID No. 1171

We have served as the Company’s auditor since June 29, 2016.

San Mateo, California

February 12, 2024

Metalpha Technology Holding Limited

Consolidated statements of financial position

As of March 31, 2025 and 2024

(Stated in U.S. Dollars, except for the number of shares)

	Note	2025	2024
Assets
Non-current assets
Property and equipment, net	4	50,135	5,897
Right-of-use assets, net	5	187,969	35,685
Rental deposits		57,229	48,350
Total non-current assets		295,333	89,932

Current assets
Financial assets at fair value through profit or loss	6	13,779,649	43,194,607
Digital assets	7	221,162,809	126,468,184
Prepayments and other receivables, net	8	4,613,955	85,373
Cash and cash equivalents	9	6,919,869	4,880,413
Total current assets		246,476,282	174,628,577

Total assets		246,771,615	174,718,509

Equity
Share capital	10	3,950	3,725
Additional paid-in capital	10	40,905,569	38,655,794
Treasury shares	10	(435,943)	(435,943)
Other reserve	10	24,512,685	22,832,647
Accumulated deficit	10	(28,030,528)	(43,925,283)
Accumulated other comprehensive (loss) income		(397,204)	(279,765)
Total equity		36,558,529	16,851,175

Liabilities
Non-current liabilities
Lease liabilities - non-current	5	22,868	—
Total non-current liabilities		22,868	—

Current liabilities
Digital assets payable	11	138,224,157	71,437,331
Digital assets payable – related party	11	10,702,814	8,926,859
Payable to customers	12	53,141,585	24,092,839
Payable to customers – related party	12	691,588	41,634,975
Accounts and other payables	13	7,014,157	11,508,989
Taxes payable		226,096	226,096
Lease liabilities	5	189,821	40,245
Total current liabilities		210,190,218	157,867,334

Total liabilities		210,213,086	157,867,334

Total liabilities and equity		246,771,615	174,718,509

The accompanying notes form an integral part of these consolidated financial statements.

Metalpha Technology Holding Limited

Consolidated statements of profit or loss and comprehensive loss

For the years ended March 31, 2025, 2024 and 2023

(Stated in U.S. Dollars, except for the number of shares)

	Note	2025	2024	2023

Income from principal activities
Income from wealth management services	14	44,567,257	16,763,545	5,692,056

Cost of income	15	(23,264,964)	(11,135,797)	(3,671,398)
Gross profit		21,302,293	5,627,748	2,020,658

Operating expenses:
Selling and promotion		(69,663)	(41,411)	(39,799)
General and administrative	16	(3,793,419)	(4,254,719)	(3,536,092)
Total operating expenses		(3,863,082)	(4,296,130)	(3,575,891)

Profit (loss) from operation		17,439,211	1,331,618	(1,555,233)

Other income and expenses
Other income	18	882,238	1,041,062	40,588
Loss on exchange differences		—	—	(1,199)
Impairment loss on financial asset at fair value through profit or loss		(671,403)	—	—
Share purchase warrants expenses	10	(1,680,038)	(6,047,848)	(10,176,995)
Finance costs	17	(75,253)	(4,241)	(8,464)
Total other income and expense, net		(1,544,456)	(5,011,027)	(10,146,070)
Profit (loss) before income tax expense from continuing operations		15,894,755	(3,679,409)	(11,701,303)
Income tax expense	19	—	—	(218,035)
Profit (loss) for the year from continuing operation		15,894,755	(3,679,409)	(11,919,338)

Discontinued operation
Loss from discontinued operation	20	—	—	(9,763,190)
Gain on disposal of discontinued operation	20	—	—	1,515,177
		—	—	(8,248,013)

Profit (loss) for the year		15,894,755	(3,679,409)	(20,167,351)

Other comprehensive income (loss)
Foreign operations – foreign currency translation differences		(117,439)	(35,052)	(279,484)
Total comprehensive income (loss) for the year		15,777,316	(3,714,461)	(20,446,835)

Income (loss) for the year attributable to owners of the Company:
Income (loss) from continuing operation		15,777,316	(3,679,409)	(12,308,656)
Loss from discontinued operation		—	—	(8,248,013)
Income (loss) attributable to owners of the Company		15,777,316	(3,679,409)	(20,556,669)

Profit attributable to owners of non-controlling interests from continuing operation		—	—	389,318
		—	—	(20,167,351)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company		15,777,316	(3,714,461)	(20,836,153)
Non-controlling interests		—	—	389,318
		15,777,316	(3,714,461)	(20,446,835)

Earnings (loss) per share attributable to owners of the Company - basic and diluted
- continuing operation	21	0.41	(0.11)	(0.45)
- discontinued operation	21	—	—	(0.31)
- owners of the Company	21	0.41	(0.11)	(0.76)
Weighted average number of shares outstanding
- Basic and diluted	21	38,549,056	34,706,179	26,990,679

The accompanying notes form an integral part of these consolidated financial statements.

Metalpha Technology Holding Limited

Consolidated statements of changes in equity

For the years ended March 31, 2025, 2024 and 2023

(Stated in U.S. Dollars, except for the number of shares)

		Available to the equity holders of the Company								Accumulated
		Ordinary shares		Additional	Shares					other	Non-
	Note	Number of shares	Amount	paid- in capital	to be issued	Treasury shares	Statutory reserves	Other reserves	Accumulated deficit	comprehensive (loss) income	controlling interests	Total equity
Balances at April 1, 2022		23,598,371	2,360	26,483,470	—	—	589,659	6,063,086	(20,382,304)	34,771	1,410,630	14,201,672
(Loss) profit for the year		—	—	—	—	—	—	—	(20,556,669)	—	389,318	(20,167,351)
Issue share purchase warrants	10	—	—	—	—	—	—	10,176,995	—	—	—	10,176,995
Shares issued on private placement		3,300,000	330	3,299,670	—	—	—	—	—	—	—	3,300,000
Ordinary shares issued under employee plans	10	1,650,000	165	911,835	—	—	—	(912,000)	—	—	—	—
Acquisition of non-controlling interests	10	2,500,000	250	2,369,058	—	—	—	—	—	—	(2,369,308)	—
Equity-settled share-based payments under share award scheme		—	—	—	—	—	—	1,045,315	—	—	—	1,045,315
Disposal of subsidiaries	20	—	—	—	—	—	(589,659)	—	589,659	—	569,360	569,360
Share repurchase	10	—	—	—	—	(353,816)	–	—	—	—	—	(353,816)
Deregistration of subsidiary		—	—	—	—	—	—	—	103,440	—	—	103,440
Cumulative translation adjustment		—	—	—	—	—	—	—	—	(279,484)	—	(279,484)
Balances at March 31, 2023		31,048,371	3,105	33,064,033	—	(353,816)	—	16,373,396	(40,245,874)	(244,713)	—	8,596,131
(Loss) profit for the year		—	—	—	—	—	—	—	(3,679,409)	—	—	(3,679,409)
Issue share purchase warrants	10	—	—	—	—	—	—	6,459,251	—	—	—	6,459,251
Equity-settled share-based payments under share award scheme		—	—	—	—	—	—	753,685	—	—	—	753,685
Shares issued on private placement	10	4,550,000	455	4,838,241	—	—	—	—	—	—	—	4,838,696
Ordinary shares issued under employee plans	10	1,650,000	165	753,520	—	—	—	(753,685)	—	—	—	—
Cumulative translation adjustment		—	—	—	—	—	—	—	—	(35,052)	—	(35,052)
Share repurchase		—	—	—	—	(82,127)	—	—	—	—	—	(82,127)
Balances at March 31, 2024		37,248,371	3,725	38,655,794	—	(435,943)	—	22,832,647	(43,925,283)	(279,765)	—	16,851,175
Profit for the year		—	—	—	—	—	—	—	15,894,755	—	—	15,894,755
Issue share purchase warrants	10	—	—	—	—	—	—	1,680,038	—	—	—	1,680,038
Shares issued on private placement	10	2,250,000	225	2,249,775	—	—	—	—	—	—	—	2,250,000
Cumulative translation adjustment		—	—	—	—	—	—	—	—	(117,439)	—	(117,439)
Balances at March 31, 2025		39,498,371	3,950	40,905,569	—	(435,943)	—	24,512,685	(28,030,528)	(397,204)	—	36,558,529

The accompanying notes form an integral part of these consolidated financial statements.

Metalpha Technology Holding Limited

Consolidated statements of cash flows

For the years ended March 31, 2025, 2024 and 2023

(Stated in U.S. Dollars)

	2025	2024	2023
Cash flows from operating activities
Profit (loss) before income tax	15,894,755	(3,679,409)	(19,949,316)
Less: net income from discontinued operation	—	—	(8,248,013)
Loss before income tax from continuing operation	15,894,755	(3,679,409)	(11,701,303)

Adjustments for:
Interest income	(24,000)	(33,959)	(17,925)
Finance costs	7,702	4,241	8,464
Unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts	(45,354,354)	(5,865,294)	(5,692,056)
Interest income on trading of digital assets	(1,516,854)	(729,407)	—
Cost of income	23,264,964	6,652,534)	2,342,788
Impairment loss on financial assets at fair value through profit or loss	671,403	—	—
Depreciation of property and equipment	3,094	3,833	2,888
Depreciation of right of use assets	158,800	85,631	96,457
Share-based compensation	—	753,685	1,045,315
Share purchase warrants expenses	1,680,038	6,047,848	10,176,995
Gain on early termination of leases	(4,579)	—	—
Unrealized loss (gain) on change in fair value of financial asset at fair value through profit or loss	1,186,929	(733,915)	—
Changes in assets and liabilities
(Increase) decrease in other receivables and prepayments	(4,537,461)	121,501	196,517
Decrease (increase) in financial assets at fair value through profit or loss	20,463,760	(18,550,538)	—
(Decrease) increase in accounts and other payables	(4,494,832)	3,806,622	339,219
(Decrease) increase in payable to customers	(7,327,375)	517,479	2,437,000
Net cash used in operating activities – continuing operation	71,990	(11,599,148)	(765,641)
Net cash used in operating activities – discontinued operation	—	—	(374,683)
Net cash used in operating activities	71,990	(11,599,148)	(1,140,324)

Cash flows from investing activities
Purchase of property and equipment	(47,309)	(1,281)	(3,160)
Interest received	24,000	33,959	17,925
Disposal of subsidiaries	—	—	(70,736)
Net cash generated from (used in) investing activities – continuing operation	(23,309)	32,678	(55,971)
Net cash generated from investing activities – discontinued operation	—	—	35,548
Net cash generated from (used in) investing activities	(23,309)	32,678	(20,423)

Cash flows from financing activities
Proceeds from shares issued on private placement	2,250,000	4,838,696	3,300,000
Proceeds from issuance of notes	—	5,000,000	—
Repurchase of shares	—	(82,127)	(353,816)
Advance from related party	—	75,115	—
Payment of principal portion of lease liabilities	(141,821)	(97,715)	(211,170)
Interest paid	—	—	(13,139)
Net cash generated from financing activities – continuing operation	2,108,179	9,733,969	2,721,875
Net cash (used in) generated from by financing activities – discontinued operation	—	—	(126,787)
Net cash generated from financing activities	2,108,179	9,733,969	2,595,088

Net increase (decrease) of cash and cash equivalents	2,156,860	(1,832,500)	1,434,341
Effect of foreign currency translation on cash and cash equivalents	(117,404)	(35,202)	26,783
Cash and cash equivalents – beginning of year	4,880,413	6,748,115	5,286,991
Cash and cash equivalents – end of year	6,919,869	4,880,413	6,748,115

Significant non-cash transactions

Non-cash investing and financing activities

Non-cash investing and financing activities for the years ended March 31, 2025, 2024 and 2023, as disclosed in the notes, are:

(i)	Capitalization of US$110,206 in right of use assets and US$110,206 in lease liabilities in 2023 and US$345,871 in right of use assets and US$345,871 in lease liabilities in 2025.

(ii)	Issuance of ordinary share of the Company of 2,500,000 shares valued US$2,369,308 to acquire 49% non-controlling interests of a subsidiary of the Company on November 30, 2024.

(iii)	Acquisition of 40% equity interest of NextGen Digital Venture Limited at total consideration of US$711,404 settled by issuance of 300,000 share warrants at exercise price of US$1 with fair value of US$411,103 and cash of US$300,000 of which US$201,729 was yet settled as of March 31, 2024.

The accompanying notes form an integral part of these consolidated financial statements.

Metalpha Technology Holding Limited

Notes to the consolidated financial statements

1. Overview of the Company

Metalpha Technology Holding Limited (“the Company”) was formed in the Cayman Islands on June 19, 2015. The Company mainly operates in trading of proprietary digital assets and derivative contracts in Hong Kong, through its British Virgin Islands subsidiary, Metalpha Limited (“Metalpha BVI”).

On September 21, 2022, the Company transferred 100% of the equity interest in Radiant Alpha Limited, a wholly-owned subsidiary of Metalpha, to Northstar Technologies Holdings Limited (formerly known as Antalpha Technologies Holdings Limited) (“Northstar”), the non-controlling shareholder of Metalpha for a consideration of US$1. Radiant Alpha Limited has no operations as of the date of disposal.

On November 15, 2022, the shareholders of the Company approved change of the name of the Company from “Dragon Victory International Limited” to “Metalpha Technology Holding Limited”.

On November 28, 2022, the Company entered into a sale and purchase agreement with Northstar to purchase 49% of equity interest of Metalpha from Northstar at a consideration of US$2,500,000, which was satisfied by the allotment and issuance of 2,500,000 shares with par value of US$0.0001 in the capital of the Company. Upon completion of the transaction, Metalpha became an indirectly wholly-owned subsidiary of the Company. The transaction was completed on November 28, 2022.

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

Particulars of subsidiaries of the Company as of March 31, 2025 are as below:

	Place of incorporation	Issued share	Principal	Percentage of shareholding%
Company	and operation	capital	activities	Direct	Indirect
Sweet Lollipop Co., Ltd. (“Sweet Lollipop”)	British Virgin Islands	US$50,000	Investment holding	100%	—
Metalpha Holding (HK) Limited (formerly known as “Long Yun International Holdings Limited”)	Hong Kong	HK$10,000	Investment holding	—	100%
Meta Rich Limited	British Virgin Islands	US$1	Investment holding	—	100%
LSQ Capital Limited	Hong Kong	HK$2,000,000	Advising on securities and asset management	—	100%
Metalpha Limited (“Metalpha BVI”)(1)	British Virgin Islands	US$4,000,000	Proprietary trading of digital assets	—	100%
LSQ Investment Limited	Hong Kong	HK$1	Inactive	—	100%
Metalpha PTE. Limited	Singapore	US$100	Inactive	—	100%

Notes:

(1)	On November 28, 2022, the Company entered into a sale and purchase agreement with Northstar to purchase 49% of equity interest of Metalpha from Northstar at a consideration of US$2,500,000, which was satisfied by the allotment and issuance of 2,500,000 shares with par value of US$0.0001 in the capital of the Company. Upon completion of the transaction, Metalpha is an indirectly wholly-owned subsidiary of the Company. The transaction was completed on November 28, 2022.

2. Basis of preparation

2.1	Basis of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on July 25, 2025.

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

(b)	Impairment allowances for other receivables and loan receivables

The loss allowances for other receivables and loans receivables are based on assumptions about the risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. The balance was fully disposed during the year along with the disposal of subsidiaries. Refer to note 21 for more details.

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

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended March 31, 2025, 2024 and 2023. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

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

See note 23 for estimation of fair value in respect of the digital assets and digital assets payables.

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

4. Property and equipment, net

	Computer and equipment	Motor vehicle	Total
	US$	US$	US$

Cost
As of April 1, 2023	12,299	—	12,299
Additions	1,281	—	1,281
Exchange realignment	40	—	40
As of March 31, 2024	13,620	—	13,620
Additions	—	47,309	47,309
Exchange realignment	69	—	69
As of March 31, 2025	13,689	47,309	60,998

Accumulated depreciation
As of April 1, 2023	3,876	—	3,876
Depreciation for the year	3,833	—	3,833
Exchange realignment	14	—	14
As of March 31, 2024	7,723	—	7,723
Depreciation for the year	3,094	—	3,094
Exchange realignment	46	—	46
As of March 31, 2025	10,863	—	10,863

Net carrying amount
As of March 31, 2025	2,826	47,309	50,135
As of March 31, 2024	5,897	—	5,897

5. Right-of-use assets and lease liabilities

(a)	Right-of-use assets

The Company has entered into leases of buildings, which are used for the Company’s operations. Leases of buildings have lease terms of three years.

	2025	2024
	US$	US$
Land and buildings
Cost:
At beginning of year	256,898	253,373
Addition during the year	345,871	—
Early termination of lease	(257,928)	—
Exchange realignment	2,179	3,525
At end of year	347,020	256,898

Accumulated depreciation:
At beginning of year	221,213	132,442
Early termination of lease	(222,100)	—
Depreciation for the year	158,800	85,631
Exchange realignment	1,138	3,140
At end of year	159,051	221,213

Net carrying amount	187,969	35,685

(b)	Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2025	2024
	US$	US$
At beginning of year	40,245	133,279
Additions to lease liabilities	345,871	—
Early termination of lease	(40,407)	—
Interest charged	7,702	4,241
Payment made	(141,821)	(97,715)
Exchange realignment	1,099	440
At end of year	212,689	40,245

Represented by:

	2025	2024
	US$	US$
Current liabilities	189,821	40,245
Non-current liabilities	22,868	—
Total	212,689	40,245

The effective interest rate applied to the lease liabilities recognized in the statement of financial position was 3.00% per annum (2024: 4.75% per annum).

Reconciliation of liabilities arising from financing activities

Lease liabilities
US$
Balance as of April 1, 2023	133,279
Changes from financing cash flow
Lease payment	(97,715)
Interest paid	4,241
Total changes from financing cash flow	(93,474)
Other changes
Exchange realignments	440
Total other changes	440
Balance as of March 31, 2024	40,245
Changes from financing cash flow
Lease payment	(141,821)
Interest paid	7,702
Total changes from financing cash flow	(134,119)
Other changes
Addition to lease liabilities	345,871
Early termination of a lease	(40,407)
Exchange realignments	1,099
Total other changes	306,563
Balance as of March 31, 2025	212,689

6. Financial assets at fair value through profit or loss

The financial assets at fair value through profit or loss held on third party exchange institutions are measured at fair value.

	2025	2024
	US$	US$
Listed equity securities	13,538,564	1,727,007
Unlisted equity securities (Note (a))	911,404	811,404
Listed futures contracts	1,005	9,731
Investments in funds	79	40,646,465
	14,451,052	43,194,607
Less: impairment on unlisted equity securities	(671,403)	—
	13,779,649	43,194,607

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

On June 11, 2024, the Company entered the sales and purchase agreement to acquire 0.2% of equity interest of UXUY Limited for US$100,000.

The financial information of the investment in unlisted equity securities was not available for measuring the fair value reliably. By reference to the latest transaction of the unlisted equity securities, impairment loss of US$671,403 is recorded based on the recoverable amount of US$240,001 for the year end March 31, 2025.

Movement of financial assets at fair value through profit or loss were shown below:

	2025	2024
	US$	US$
As of April 1	43,194,607	—
Additions	71,801,820	60,765,436
Disposal	(92,127,812)	(36,431,683)
Impairment loss recognized in profit or loss	(671,403)	—
Fair value gains recognized in profit or loss	(8,417,563)	18,860,854
As of March 31	13,779,649	43,194,607

7. Digital assets

	2025	2024
	US$	US$
Digital assets held on exchange institutions	221,162,809	126,468,184

The digital assets held on third party exchange institutions are measured at fair value. They represented balance of digital assets attributable to the Company held in shared wallets of the third-party exchanges. The balance is measured at fair value through profit or loss.

8. Prepayments and other receivables

Prepayments and other receivables consist of the following:

	2025	2024
	US$	US$
Prepaid insurance	27,438	34,790
Prepaid Nasdaq fee	630,000	—
Performance fee receivables	3,936,122	—
Receivable from Bsset Technology Limited (note a)	—	20,000
Others	21,166	32,659
Total	4,613,955	87,449
Allowance for expected credit loss	—	(2,076)
Prepayments and other receivables after allowance for expected credit loss	4,613,955	85,373

Note:

(a)	On March 28, 2023, the Company’s subsidiary, Metalpha, entered an investment agreement with Bsset Technology Limited (“Bsset”). According to the investment agreement, Metalpha transferred approximately US$100,013 to Bsset to invest in a crypto asset portfolio managed by Bsset. As of May 17, 2023, approximately US$80,010 have been received, while remaining still outstanding. Allowance for expected credit loss of US$2,076 was recorded in the consolidated statements of profit or loss and comprehensive loss for the year ended March 31, 2024.

Movements of allowance for expected credit loss as followings:

	2025	2024
	US$	US$
As of April 1	2,076	2,076
Written-off	(2,076)	—
As of March 31	—	2,076

9. Cash and cash equivalents

	2025	2024
	US$	US$
Bank balances	6,919,869	4,880,413

As of March 31, 2025 and 2024, the cash and cash equivalents of US$661,912 (2024: US$22,146) are denominated in HK$, while US$6,257,957 (2024: US$4,858,267) are denominated in US$.

10. Equity

a.	Share capital and additional paid-in capital

The addition of share capital and additional paid-in capital represented:

(i)	The issuance of 1,125,000 ordinary shares in private placement on June 12, 2023;

(ii)	The issuance of 1,125,000 ordinary shares in private placement on December 1, 2023;

(iii)	The issuance of 600,000 ordinary shares in private placement on January 5, 2024;

(iv)	The issuance of 600,000 ordinary shares in private placement on January 9, 2024;

(v)	The issuance of 800,000 ordinary shares in private placement on January 11, 2024;

(vi)	The issuance of 300,000 ordinary shares in private placement on February 29, 2024;

(vii)	The issuance of 1,650,000 ordinary shares under share incentive plans; and

(viii)	The issuance of 1,125,000 ordinary shares in private placement on May 24, 2024;

(ix)	The issuance of 1,125,000 ordinary shares in private placement on December 9, 2024;

b.	Warrants reserves

Warrants are issued to management team and consultants on trading of digital asset as an incentive to boost overall performance of the company.

A continuity schedule of outstanding share purchase warrants and fair value charged to profit or loss are as follows:

Number of warrants outstanding

Balance – April 1, 2023	32,600,000
Issued	300,000
Balance – March 31, 2024, April 1, 2024	32,900,000
Early termination	(14,000,000)
Balance – March 31, 2024, April 1, 2024 and March 31, 2025	18,900,000

On December 23, 2023, the Company issued 300,000 share purchase warrants to Hermitage Management Limited and they are exercisable at US$1.00 per share, for a period of five years.

On September 26, 2024, the Company entered into a deed of termination with Natural Selection Capital Holding Limited which wholly owned by Mr. Bingzhong Wang, the director of the Company.

The fair value of the warrants was calculated at the respective grant date. The fair value of the warrants granted during the year ended March 31,2024 was US$411,403.

The Company’s share purchase warrants are valued by independent professional qualified valuer by using binomial option pricing models. The inputs into the model were as follows:

	As of March 31, 2025	As of March 31, 2024	As of March 31, 2023

Risk-free interest rate	3.8%	3.80%	2.66%-3.80%
Expected life of warrants	3 years	4 years	4-9 years
Volatility	81.89%	81.89%	101.58%-121.32%
Weighted average fair value per warrant (US$)	1.37	1.37	0.12-0.48
Risk-free interest rate	3.8%	3.8%	2.66%-3.80%

As of March 31, 2025 and 2024, the Company had share purchase warrants outstanding as follows:

	Warrants outstanding as of March 31, 2024	Termination	Warrants outstanding as of March 31, 2025	Fair value at issue date	Fair value charged for current year	Exercise price	Weighted average remaining life
Expiry Date				US$	US$	US$	(years)
October 29, 2031	3,500,000	(3,500,000)	—	4,515,601	—	1	—
October 29, 2031	3,500,000	(3,500,000)	—	4,229,191	—	1.5	—
October 29, 2031	7,000,000	(7,000,000)	—	7,500,124	1,323,807	2.5	—
October 27, 2026	1,800,000	—	1,800,000	1,353,304	—	1.5	2
October 29, 2026	2,000,000	—	2,000,000	1,417,766	—	1.5	2
May 10, 2027	200,000	—	200,000	84,000	—	1.5	3
May 26, 2027	500,000	—	500,000	238,000	—	1.5	3
July 22, 2027	440,000	—	440,000	163,000	7,555	1	3
July 25, 2027	3,780,000	—	3,780,000	1,405,000	65,398	1	3
July 26, 2027	400,000	—	400,000	146,000	6,806	1	3
July 27, 2027	1,000,000	—	1,000,000	379,000	17,691	1	3
July 28, 2027	980,000	—	980,000	376,000	17,575	1	3
November 28, 2027	1,125,000	—	1,125,000	264,000	—	1	3
November 28, 2027	1,125,000	—	1,125,000	274,000	—	1	3
November 28, 2027	1,125,000	—	1,125,000	289,000	29,695	1	3
November 28, 2027	1,125,000	—	1,125,000	303,000	100,032	1	3
November 28, 2032	750,000	—	750,000	263,000	—	1.5	8
November 28, 2032	250,000	—	250,000	89,000	—	1.5	8
November 28, 2032	500,000	—	500,000	165,000	—	2.5	8
November 28, 2032	500,000	—	500,000	169,000	17,365	2.5	8
November 28, 2032	250,000	—	250,000	87,000	8,939	6	8
November 28, 2032	750,000	—	750,000	258,000	85,175	6	8
December 23, 2028	300,000	—	300,000	411,403	—	1	3
Total	32,900,000	(14,000,000)	18,900,000	24,379,389	1,680,038

Movement of respective share purchase warrants was shown below:

	Share purchase warrants
	2025	2024
	US$	US$
As of April 1	22,699,351	16,240,100
Additions and recognized in profit or loss	1,680,038	6,459,251
As of March 31	24,379,389	22,699,351

(c)	Share award plan

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

	Number of share award grant
	2025	2024
	US$	US$
As of April 1	—	1,650,000
Exercised during the year	—	(1,650,000)
As of March 31	—	—

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

11. Digital assets payable

	2025	2024
	US$	US$
Digital assets payables to:
Related parties	10,702,814	8,926,859
Third party payables	138,224,157	71,437,331
Total	148,926,971	80,364,190

Movement of digital assets payables was shown below:

	Digital assets payable
	2025	2024
	US$	US$
As of April 1	80,364,190	34,183,498
Entered during the year	886,549,417	518,068,292
Settled during the year	(738,523,271)	(487,892,827)
Unrealized fair value (gain) loss	(79,463,365)	16,005,227
As of March 31	148,926,971	80,364,190

12. Payable to customers

The deposits were the amount received from customers but not yet invested or entered into any contract, while, the Company has owned obligations to the customers.

	2025	2024
	US$	US$
Payables to customers:
Related parties	691,588	41,634,975
Third party payables	53,141,585	24,092,839
Total	53,833,173	65,727,814

13. Accounts and other payables

	2025	2024
	US$	US$
Commission payables (note (a))	3,753,957	4,387,259
Other payables and accrued charges	811,448	522,314
Amount due to related company (note (c))	460,115	1,000,040
Note payable (note (b))	—	5,000,000
Consideration payables	1,964,967	201,729
Wages payables	23,670	397,647
Total	7,014,157	11,508,989

Note:

(a)	The commission payables were payables to the traders for offering operations and marketing service, while the technical cost was payables to the consultants for the consultant services provided, which disclosed in note 16. The wages payable were the wages payables to the director of the Company. Other payables are non-interest-bearing and are expected to be settled within one year.

(b)	On March 23, 2024, the Company issued a note to an independent third party of amounted US$5 million, interest bearing at 5% p.a., matured within 3 months. On June 25, 2024, the note was settled.

(c)	The amount due to related company is unsecured, interest-free and repayable on demand.

14. Income from wealth management services

	2025	2024	2023
	US$	US$	US$

Income from wealth management services
Unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts (note (a))	45,354,354	5,865,294	5,288,523
Realized (loss) gain on trading of listed securities, funds and derivative contracts	(5,828,824)	9,745,407	—
Interest income on trading of digital assets and derivative contracts	1,859,490	916,616	—
Services fee income	73,209	236,228	—
Unrealized fair value change on investment in trust	—	—	403,533
	41,458,229	16,763,545	5,692,056
Income from securities advising and asset management services
Performance fee income	2,785,944	—	—
Gain on disposal of financial assets at FVTPL	323,084	—	—
	3,109,028	—	—
Total revenue	44,567,257	16,763,545	5,692,056

Note

(a)	The Company trades cryptocurrencies and relevant derivative contracts over-the-counter and in cryptocurrency exchange, by purchasing cryptocurrencies with a view to their resale in the near future, and generating a profit from fluctuations in the prices, the Company applies the guidance in IAS 2 for commodity broker-traders and measures the cryptocurrencies at fair value less costs to sell. The Company considers that there are no significant “costs to sell” virtual assets and hence the measurement of virtual assets is based on their fair values with changes in fair values recognized in profit or loss in the period of the changes.

15. Cost of income

	2025	2024	2023
	US$	US$	US$

Trading consulting fee (note (a))	21,686,727	10,718,360	3,014,047
Technical support fees (note (b))	1,164,102	382,816	606,688
Transaction fee (note (c))	414,135	34,621	50,663
Total cost of income	23,264,964	11,135,797	3,671,398

Notes:

(a)	The trading consulting fee was paid to the traders for offering operations and marketing services in generating income from trading of digital assets, listed securities and derivative, which charged to approximately 50% of the net income generated for the year end.

(b)	The technical support fees were paid to the consultants for the crypto assets trading consultation services provided.

(c)	The transaction fee were paid to the exchange institution when performed the trading of the digital assets on the platform.

16. General and administrative

	2025	2024	2023
	US$	US$	US$

Professional fees	578,500	913,829	772,572
Wages and benefits	1,843,893	1,129,475	707,625
Director fees	112,167	473,600	373,417
Travelling expenses	8,734	24,829	8,368
Depreciation of property and equipment	3,094	3,184	2,887
Depreciation of right of use assets	158,800	85,631	85,476
Management fee	29,993	—	—
Meals and entertainment	105,952	82,019	117,577
Share-based compensation	—	753,685	1,045,315
Office expenses	108,762	11,550	40,410
Insurance costs	165,756	205,360	231,128
Consultancy fee	484,229	266,596	—
IT expenses	113,015	184,407	—
Other	80,524	120,554	151,317
Total	3,793,419	4,254,719	3,536,092

17. Finance costs

	2025	2024	2023
	US$	US$	US$

Interest on:
Notes payable	61,644	—	—
Overdraft	5,907	—	—
Lease expense	7,702	4,241	8,464
Total finance costs	75,253	4,241	8,464

18. Other income

	2025	2024	2023
	US$	US$	US$

Interest income from financial institutions	24,000	33,959	25,280
Unrealized gain on change in fair value of financial asset at FVTPL	—	733,915	—
Commission fee income	512,723
Gain on investment	286,600	188,551	—
Government subsidies (note (a))	—	—	15,308
Reversal of impairment	—	44,908	—
Sundries	58,915	39,729	—
Total other income	882,238	1,041,062	40,588

Note:

(a)	The government subsidies were granted under the Employment Support Scheme (“ESS”) for the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises to retain their employees. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. There were no unfulfilled conditions nor other contingencies attached to the ESS funding.

19. Income tax expense

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

	2025	2024	2023
	US$	US$	US$

Tax recognized in profit or loss
Income tax expense
Current tax	—	—	218,035

Income (loss) from continuing operation before income tax	15,894,755	(3,679,409)	(11,701,303)
Tax calculated at domestic tax rates applicable to respective profits (2025, 2024 and 2023: 16.5%)	2,622,635	(607,103)	(1,930,715)
Effect of non-taxable income	(8,324,067)	(1,222,235)	(6,697)
Effect of expenses not deductible for tax purposes	878,754	332,697	450,882
Utilization of tax losses previously not recognized	—	(1,958)	—
Tax effect of tax losses not recognized	4,822,678	1,498,599	2,155,447
Income tax expense	—	—	218,035

As at March 31, 2025, the Group has estimated unrecognized tax losses of approximately US$54,401,000 (2024: US$19,140,000) which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses in their respective countries of incorporation. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss making for some time and it is not considered probable that taxable profits will be available against which the tax losses can be utilised. The unrecognised tax losses could be carried forward indefinitely.

20. Discontinued operation

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

(b)	Calculation of gain or loss of the disposal of discontinued operation

As of March 31, 2023
US$
Gain on disposal of discontinued operation:
Consideration	1
Carrying amount of net liabilities sold	2,084,536
Derecognition of non-controlling interests	(569,360)
Gain on disposal of discontinued operation	1,515,177

For the year ended March 31, 2023
Net cash inflow (outflow) arising on disposal group:	US$

Net cash used in operating activities	(374,683)
Net cash generated from investing activities	35,548
Net cash (used in) generated from financing activities	(126,787)
Net cash outflow from discontinued operation	(465,922)

(c)	Cash flows from discontinued operation

For the year ended March 31, 2023
Net cash outflow arising from the disposal group:	US$
Cash consideration received	—
Cash and cash equivalents	(70,736)
Net cash outflow from the disposal group	(70,736)

(d)	Financial performance and cash flow information of discontinued operation

The information related to the consolidated income statements of profit or loss and comprehensive loss of the disposal group for the years ended March 31, 2025, 2024 and 2023 is presented below:

	For the years ended March 31,
	2025	2024	2023
	US$	US$	US$
Revenue	—	—	374,409

Cost of revenue	—	—	(270,232)
Selling and promotion	—	—	(606,081)
General and administrative	—	—	(607,315)
Operating loss	—	—	(1,109,219)
Other income	—	—	192,168
Other expense	—	—	(8,847,133)
Interest income	—	—	999
Finance costs	—	—	—)
Loss before income tax	—	—	(9,763,185)
Income tax expenses	—	—	(5)
Loss for the year from discontinued operation	—	—	(9,763,190)

Other comprehensive (loss) income
Foreign operations – foreign currency translation differences	—	—	(919)
	—	—
Total comprehensive loss for the year from discontinued operation	—	—	(9,764,109)

Total comprehensive loss for the year attributable to owners of the Company
Total comprehensive loss from discontinued operation	—	—	(9,764,109)

Total comprehensive loss for the year attributable to non-controlling interests
Total comprehensive loss from discontinued operation	—	—	—

Total comprehensive loss for the year from discontinued operation	—	—	(9,764,109)

21. Earnings/(loss) per share attributable to owners of the Company

The basic earnings/(loss) per share is calculated as the earnings/(loss) for the year attributable to owners of the Company divided by the weighted average number of ordinary shares of the Company in issue during the year.

The diluted earnings/(loss) per share is calculated as the earnings/(loss) for the year attributable to owners of the Company divided by the weighted average number of ordinary shares used in the calculation which is the weighted average number of ordinary shares in issue plus the number of shares held under the share purchase warrants (2024: Nil).

For the years ended March 31, 2025 and 2024, the Company had 18,900,000 share purchase warrants outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted earnings/(loss) per share in the year presented, as their effects would have been anti-dilutive for the current year.

22. Operating segment

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

As of and for the year ended March 31, 2025, 2024 and 2023

During the year ended March 31, 2025, 2024 and 2023, the Management determined that the trading of proprietary digital assets and derivative contracts segment is the only operation segment.

The trading of proprietary digital assets and derivative contracts segment’s results is equivalent to the Company’s results from continuing operation which are disclosed in the statement of profit or loss and comprehensive loss.

Geographical information

Income

For the years ended March 31, 2025, 2024 and 2023, the income from continuing operation of the Company is mainly generated from Hong Kong.

Non-current assets

As of March 31, 2025, 2024 and 2023, all non-current assets of the Company are based in Hong Kong

23. Financial risk management

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

(i) Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2025
Digital assets	221,162,809	—	—	221,162,809
Listed equity securities	13,538,564	—	—	13,538,564
Listed futures contracts	1,005	—	—	1,005
Unlisted equity securities	—	—	240,001	240,001
Investments in funds	79	—	—	79
Digital assets payable	—	—	(138,224,157)	(138,224,157)
Digital assets payable – related party	—	—	(10,702,814)	(10,702,814)
Total	234,702,457	—	(148,686,970)	86,015,487

As of March 31, 2024
Digital assets	126,468,184	—	—	126,468,184
Listed equity securities	1,727,007	—	—	1,727,007
Listed futures contracts	9,731	—	—	9,731
Unlisted equity securities	—	—	811,404	811,404
Investments in funds	40,646,465	—	—	40,646,465
Digital assets payable	—	—	(71,437,331)	(71,437,331)
Digital assets payable – related party	—	—	(8,926,859)	(8,926,859)
Total	168,851,387	—	(79,552,786)	89,298,601

Movement of respective assets and liabilities that are measured at fair value was shown below:

(ii) Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements as of March 31, 2025 and 2024:

The directors of the Company are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, the Company will normally engage external valuation experts with the recognized professional qualifications and recent experience to perform the valuations.

The Company’s digital assets payables are revalued as of March 31, 2025 and 2024 by independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

The digital assets are measured at level 1 fair value. The determination of fair value hierarchy level for valuation of the digital assets would depend on whether the underlying digital assets is traded in an active market.

The fair value of the digital assets payable are determined based on the Binomial Option Pricing Model and Black-Scholes Pricing Model. The significant unobservable inputs under Binomial Option Pricing Model mainly include risk free rate of nil (2024: nil) and expected volatility of 51.57% (2024: from 55.00% to 61.38%. The significant unobservable input under Black-Scholes Pricing Model mainly included risk free rate range of nil (2024: nil) and expected volatility of range of 52.92% to 88.84%(2024: 55%). The fair value increase in the risk-free rate or expected volatility.

Please refer to note 10 for the key unobservable inputs used in valuation of share purchase warrants.

There were no transfers between levels 2 and 3 for recurring fair value measurements during the year ended March 31, 2025 (2024: Nil).

During the year ended March 31, 2025, there were no changes in the valuation techniques used (2024: Nil).

The directors of the Company consider that the carrying amounts of Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Company’s lease liabilities are determined by using the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk as of March 31, 2025 and 2024 as assessed to be insignificant.

(e)	Concentration risk

As of March 31, 2025 and 2024, the Company had two counterparties and one counterparty who accounted for more than 10% of the Company’s digital assets payable, respectively.   As of March 31, 2025 and 2024, the Company had two counterparties who accounted for more than 10% of the Company’s payable to customers.

(f)	Anti-money laundering risk

Digital assets are capable of being traded directly between entities via decentralized networks that facilitate anonymous transactions. These transactions give rise to complicated technical challenges concerning matters including asset ownership and the identification of the parties involved. The Company established policies and procedures for AML and KYC that are applied through continuous monitoring, review, and reporting and are initiated during the client onboarding process in order to mitigate such risks.

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

The following are the contractual undiscounted cash outflows of non-derivative financial liabilities:

	Within 1 year	Over 1 year	Total
	US$	US$	US$
As of March 31, 2025
Non-derivative financial liabilities
Account and other payables	7,014,157	—	7,014,157
Lease liabilities	212,689	—	212,689
	7,226,846	—	7,226,846
As of March 31, 2024
Non-derivative financial liabilities
Accounts and other payables	11,508,989	—	11,508,989
Lease liabilities	40,245	—	40,245
	11,549,234	—	11,549,234

(h)	Capital management

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

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total assets. The gearing ratio as of March 31, 2025 was 85% (2024: 87%).

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

24.	OPERATING SEGMENTS

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the CODM (“Chief Operating Decision Maker”) for the purpose of resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

As of March 31, 2025, 2024 and 2023

During the years ended March 31, 2025, 2024 and 2023, the operation segment of the Company is trading of proprietary digital assets and derivative contracts segment.

The trading of proprietary digital assets and derivative contracts segment’s results is equivalent to the Company’s results from continuing operation which are disclosed in the statement of profit or loss and comprehensive income (loss).

Geographical information

Revenue

For the years ended March 31, 2025, 2024 and 2023, the income from continuing operation of the Company is mainly generated from Hong Kong.

The revenue information above is based on the location of the customers’ country of incorporation.

Non-current assets

As of March 31, 2025 and 2024, all non-current assets of the Company are based in Hong Kong,

Major customers

As of March 31, 2025, 2024 and 2023, there was no concentration in the Company’s gross accounts receivables. For the years ended March 31, 2025, 2024 and 2023, there was no concentration in the Company’s revenues.

25.	INCOME (LOSS) PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The basic loss per share is calculated as the loss for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares of the Company in issue during the period.

The diluted loss per share is calculated as the loss for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares used in the calculation which is the weighted average number of ordinary shares in issue plus the number of shares held under the share purchase warrants (2024: Nil). For the year ended March 31, 2025, the Company had 25,100,000 share purchase warrants outstanding, which could potentially dilute basic loss per share in the future, but were excluded from the computation of diluted income (loss) per share in the year presented, as their effects would have been anti-dilutive.

The Company had no potentially dilutive ordinary shares in issue during the period.

	For the year ended March 31,
	2025	2024	2023

Basic Income (Loss) Per Share Numerator
Income (loss) for the period attributable to owners of the Company	$15,894,755	$(3,679,409)	$(20,556,669)

Diluted Income (Loss) Per Share Numerator
Income (loss) for the period attributable to owners of the Company	$15,894,755	$(3,679,409)	$(20,556,669)

Basic Income (Loss) Per Share Denominator
Original shares:	37,248,371	31,048,371	23,598,371,
Additions from actual events:
- Issuance of common stock, weighted	1,300,685	3,657,808	3,392,308
Basic weighted average shares outstanding	38,549,056	34,706,179	26,990,679

Diluted Income (Loss) Per Share Denominator
Diluted Weighted Average Shares Outstanding:	38,549,056	34,706,179	26,990,679

Income (Loss) Per Share
- Basic and diluted	$0.41	$(0.11)	$(0.76)
Weighted Average Shares Outstanding
- Basic and diluted	38,549,056	34,706,179	26,990,679

26. Related party balances and transactions

Related parties’ relationships as follows:

Name	Relationship
Hongyu Zhang	Former Shareholder; director of various subsidiaries
Limin Liu	Chief Executive Officer
Bingzhong Wang	Director of the Company
Ming Ni	Chief Operating Officer
Pengyuan Fan	Director of the Company
Mrs. Wang	Spouse of Mr. Bingzhong Wang
Northstar	Non-controlling interest of Metalpha before November 30, 2023, and minority shareholder of the Company after October 1, 2023
Polaris Investment Management PTE Limited	Related companies of Polaris Technologies Group Limited
Antpool Technologies Limited	Shareholder of Northstar
Folius Venture LLC	Shareholder
LSQ Investment Fund SPC – Next Generation Fund I SP	Bingzhong Wang act as director of the Company while LSO Capital Limited as Sub-Investment Manager

Related parties’ balance are consisted of the following:

	For the years ended March 31,
	2025	2024
Continuing operation	US$	US$
a. Digital assets payables
Northstar	—	2,934,976
Mrs. Wang	10,602,787	4,330,653
Mr. Ni Ming	87,270	1,283,860
Mr. Fan Peng Yuan	12,757	—
Folius Venture LLC	—	377,370
Total	10,702,814	8,926,859

b. Payable to customer
Northstar	10,483	3,548
Folius Venture LLC	76	962,689
Mrs. Wang	671,405	3,032,712
Mr. Fan Peng Yuan	787	—
Mr. Ni Ming	8,807	28,806
LSQ Investment Fund SPC – Next Generation Fund I SP	—	37,607,220
Total	691,558	41,634,975

c. Other payables
Polaris Investment Management PTE Limited	460,075	—
Northstar	40	1,000,040

Related parties’ transactions are consisted of the following:

	For the years ended March 31,
	2025 US$	2024 US$
Derivative products entered with Northstar	88,965,528	139,393,093
Derivative products expired to Northstar	(88,965,528)	(154,095,287)
Derivative products entered with Mrs. Wang	31,714,755	20,234,318
Derivative products expired to Mrs. Wang	(22,167,525)	(19,313,245)
Derivative products entered with Mr. Ni Ming	2,631,497	1,381,552
Derivative products expired to Mr. Ni Ming	(2,541,024)	(119,535)
Derivative products entered with Mr. Fan Peng Yuan	13,000	—
Derivative products expired to Mr. Fan Peng Yuan	(288)
Derivative products entered with LSQ Investment Fund SPC – Next Generation Fund I SP	—	29,811,264
Derivative products expired to LSQ Investment Fund SPC – Next Generation Fund I SP	—	(34.575,494)
Derivative products entered with Folius Venture LLC	1,029,928	29,811,264
Derivative products expired to Folius Venture LLC	(1,029,928)	(34,575,494)

Note:

(a)	All amounts are due on demand, non-interest bearing and unsecured.

27. Commitments and contingencies

Lease Commitments

We entered into operating leases for a corporate office in Hong Kong for a term of three years. Our commitments for minimum lease payment under these operating lease obligations as of March 31, 2025 are listed in section “Note 6 — Right-of-use assets and operating lease liabilities”

Litigation

In the opinion of management of the Company, there were no pending or threatened claims and litigation as of March 31, 2025 and through the issuance date of these consolidated financial statements. We review the need for any such liabilities on a regular basis.

28. Subsequent events

The Company evaluated all events and transactions that occurred after March 31, 2025 up through July 30, 2025, which is the date that these consolidated financial statements are available to be issued, and there were no other material subsequent events that require disclosure in these consolidated financial statements.