Form 20-F
period 2026-03-31
Metalpha Technology Holding Ltd
filed 2026-08-06
CIK 1682241

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from _____________ to _____________

Commission file number: 001-38208

Metalpha Technology Holding Limited

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Suite 5506-07, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Bingzhong Wang, Chief Executive Officer

Suite 5506-07, Central Plaza

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

An aggregate of 47,113,236 ordinary shares, par value US$0.0001 per share, were outstanding as of March 31, 2026.

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

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“China” or “PRC” refers to the People’s Republic of China and only when this annual report refers to specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan;

●	“IFRS” refers to the International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	“HKD” refers to the legal currency of Hong Kong;

●	“Metalpha,” “we,” “us,” “our company” or “our” refers to Metalpha Technology Holding Limited and its subsidiaries;

●	“Meta Rich” refers to Meta Rich Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Sweet Lollipop;

●	“Metalpha HK” refers to Metalpha Holding (HK) Limited (formerly known as Longyun International Holdings Limited), a private company limited by shares incorporated under the laws of Hong Kong and a wholly owned subsidiary of Sweet Lollipop;

●	“Northstar Technologies” refers to Northstar Technologies Holdings Limited, formerly known as Antalpha Holdings Limited, a business company incorporated under the laws of British Virgin Islands, and/or its subsidiaries, including but not limited to Northstar Technologies Holdings Limited, formerly known as Armada Technologies Holdings Limited before July 19, 2024 and Antalpha Technologies Holdings Limited before November 30, 2023, and Polaris Technologies Group Limited, formerly known as Antalpha Technologies Limited;

●	“PCAOB” refers to the Public Company Accounting Oversight Board;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“SFC” refers to Securities and Futures Commission of Hong Kong;

●	“shares,” “Shares,” or “Ordinary Shares” refers to the ordinary shares, par value US$0.0001 per share, of Metalpha Technology Holding Limited;

●	“Sweet Lollipop” refers to Sweet Lollipop Co., Ltd., a business company limited by shares incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Metalpha Technology Holding Limited; and

●	“transaction size” refers to the total amount paid by our customers for the derivative products that were traded with us in a given period;

●	“U.S. dollars,” “US$,” “$,” or “dollars” refers to the legal currency of the United States.

Our reporting currency is U.S. dollars. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, the conversions between U.S. dollars and Hong Kong dollars were made at the rate of HK$7.8400 to US$1.00, the exchange rate on March 31, 2026 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding.

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

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

Risks Relating to Our Business and Industry

Risks and uncertainties related to our business and industries include, but are not limited to, the following:

●	We have a limited operating history and are subject to the risks encountered by early-stage companies;

●	We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned expansion and marketing efforts, which may reduce our income;

●	Our digital asset business is subject to customer concentration risk;

●	We rely on certain related party for products subscription and any shortage or interruption in subscription could slow our growth and reduce our profitability;

●	Our business operations significantly depend on several key partners in the crypto industry for trading and asset custody. If these key partners experience operational disruptions due to mismanagement or regulatory sanctions resulting from non-compliance, their services may be interrupted or we may lose our assets which materially and adversely affect our business operations, financial condition and future growth;

●	We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations; and

●	The loss or destruction of private keys required to access any digital assets held by us may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

Risks Related to Doing Business in Jurisdictions Where We Operate

Risks and uncertainties related doing business in jurisdictions we operate include, but are not limited to, the following:

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition;

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to us;

●	Hong Kong laws and regulations related to the cryptocurrency business is still under development and subject to significant changes, and any potential changes in the legal and regulatory landscape may adversely affect our business financial condition and future expansion;

●	Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions; and

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

Risks Relating to Our Ordinary Shares and the Trading Market

Risks and uncertainties related to our Ordinary Shares and the trading market include, but are not limited to, the following:

●	If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation;

●	The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.;

●	The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance;

●	If we cannot continue to satisfy listing requirements and other rules of Nasdaq Capital Market, although we exempt from certain corporate governance standards applicable to U.S. issuers as a Foreign Private Issuer, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them; and

●	We have a substantial number of warrants outstanding. The exercise of our outstanding warrants can have a dilutive effect on our Ordinary Shares.

Risks Relating to Our Business and Industry

We have a limited operating history and are subject to the risks encountered by early-stage companies.

We have been a provider of digital asset services since December 2021. As a fairly new operation, our business strategies and model are constantly being tested by the market. As such, our business may be subject to significant fluctuations in operating results.

Accordingly, you should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by companies with a limited operating history. In particular, you should consider that there is a significant risk that:

●	Our ability to introduce and manage the development of new digital asset business;

●	We may require additional capital to develop and expand our operations, which may not be available to us when we require such additional capital;

●	Our digital asset business is subject to customer concentration risk;

●	Our marketing and growth strategy may not be successful; and

●	Our business may be subject to significant fluctuations in operating results.

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

Northstar Technologies is a substantial shareholder of the Company and hence it is a related party of the Company. Northstar Technologies is one of our key customers who subscribe to our issued cryptocurrency derivative products. For the fiscal year ended March 31, 2026, the aggregate transaction size of products we issued was approximately $1,124.2 million, among which Northstar Technologies subscribed to products with a transaction size of approximately $223.1 million, accounting for approximately 19.8% of the total transaction size for the same fiscal year.

In addition, Northstar Technologies provides significant support to our operations through its subsidiaries. These subsidiaries deliver technical management services and customer referral services, contributing significantly to our business growth and operational efficiency.

If our relationship with Northstar Technologies deteriorates for any reason, Northstar Technologies may slow down or even stop subscriptions to our products and/or terminate the services provided to us through its subsidiaries. As a result, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our digital asset business is subject to customer concentration risk.

For the fiscal year ended March 31, 2026, the aggregate transaction size of the products we issued was approximately $1,124.2 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $416.9 million, representing approximately 37.1% of the total transaction size for the same fiscal year. Our largest customer subscribed to products with a transaction size of approximately $223.1 million, accounting for approximately 19.8% of the total transaction size for the same fiscal year. There is no assurance that we will be able to maintain or expand our relationships with our top customers, or that they will continue to subscribe to our products in current subscription amounts or at all. If our top customers significantly reduce or even cease their subscriptions to our products, we may not be able to timely find alternative customers with comparable subscription amounts, or at all, and we may experience a significant decline in our income as a result. Moreover, the business and financial condition of our top customers may deteriorate, which may materially and adversely affect their subscriptions to our products. Any of the foregoing, if materializes, may materially and adversely affect our business, results of operations and financial condition.

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

We have adopted the development strategy to focus on the expansion of our business products of issuing cryptocurrency derivative products in international markets. As such, we are subject to regulations applicable to operators of cryptocurrency business and derivative products business in these jurisdictions. Our subsidiary, LSQ Capital Limited, engages in advising on securities and asset management and is subject to the regulatory framework of the SFC. Furthermore, the regulatory landscape for digital assets is rapidly evolving, including the SFC’s recent implementation of the VASP licensing regime. We are continuously evaluating our cryptocurrency derivative product offerings and operational footprint against these highly complex and evolving local requirements to determine if additional VASP or other regulatory licenses are required in Hong Kong or other jurisdictions. Because these regulatory frameworks are new and subject to varying interpretations by regulators, we cannot assure you that our current operations will not be deemed to require additional licenses or that we will be able to obtain, maintain or renew any such required government approvals on commercially reasonable terms or at all. We do not believe we need to obtain additional governmental approvals or licenses for issuing cryptocurrency derivative products to our customers in these jurisdictions at this time. However, we cannot assure you that we will be able to obtain, maintain or renew any required government approval, permit, licenses for our future operations on commercially reasonable terms and in a timely manner or at all. Failure to maintain or renew these government approvals, permit or licenses for our international operations may cause us to suspend or terminate our cryptocurrency derivative product operations in such jurisdictions, and may subject us to regulatory investigations or legal proceedings and fines in these jurisdictions, which could disrupt our international operations and materially and adversely affect our business, financial condition and results of operations.

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

Our offering of digital asset services may be subject to U.S. jurisdiction if it is not able to avoid offering or selling cryptocurrency derivative products to U.S. customers. Additionally, the offering of digital asset services may be deemed as securities offerings in other jurisdictions where it is offered.

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

Our portfolio of digital assets is held under the custodianship of various cryptocurrency service providers, including but not limited to Binance, Ceffu, Cobo and Northstar Technologies. We believe that the security procedures that the cryptocurrency service providers utilize, such as issuing username, password, hardware tokens and manual review of the transactions inflow and outflow, are reasonably designed to safeguard the cryptocurrencies from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. If such cryptocurrencies are lost, stolen or destroyed under circumstances rendering a third party liable to us, we may not have the financial resources or insurance sufficient to satisfy any or all of our claims against the third party, or have the ability to retrieve, restore or replace the lost, stolen or destroyed cryptocurrencies due to governing network protocols and the strength of the cryptographic systems associated with such cryptocurrencies. To the extent that we are unable to recover on any of our claims against any such third party, such loss could have a material adverse effect on our business, financial condition and results of operations.

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

The cryptocurrency we own and acquire may be deemed an investment security by the SEC, although we do not believe any of the cryptocurrencies we own and acquire are securities.

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

Our success depends in part upon our intellectual property rights. The algorithms we use in providing the digital asset services are all self-developed. As of March 31, 2026, we held two main domain names relating to our business, including our current and previous corporate websites. As of March 31, 2026, we held ten registered trademarks and the relevant rights to the logos of Metalpha and MeTone in various jurisdictions, including European Union, Hong Kong, Australia, Canada, Colombia, United Kingdom, Gambia, Indonesia, India, Iceland, Japan, South Korea, Mexico, Malaysia, Norway, New Zealand, Philippines, Rwanda, Singapore, Thailand, Tunisia, Turkey, Zambia, Zimbabwe, Belarus, Switzerland, Egypt, Morocco, Namibia, Russia, Ukraine, and Vietnam. The affiliates of our shareholder, Northstar Technologies, held 12 registered trademarks and nine pending trademark applications and the relevant rights to the logo of Metalpha in various jurisdictions, including China Taiwan, Bangladesh, and the United States have use and other relevant rights related to the “Metalpha” registered trademark and logo for our business operations. We rely primarily on trademark, copyright, service mark and trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights over our products, procedures, algorithms and services. Other persons, including our competitors, could copy or otherwise obtain and use our technology without authorization, or develop similar intellectual property independently, and thus may be able to duplicate our products and services or design around any intellectual property rights we hold. We may also pursue the registration of our domain names, trademarks and service marks in various jurisdictions, including the United States. Although the protection afforded by copyright, trade secret and trademark law, written agreements and common law may provide some advantages, these statutory protections along with non-disclosure agreements with their employees may not be adequate to enable us to protect our intellectual property. Moreover, the intellectual property laws in certain jurisdictions are not considered as strong as comparable laws in the United States or the European Union. The enforcement of intellectual property rights in certain jurisdictions is difficult and, if we seek to commence litigation against any alleged infringer, there is no assurance that they will prevail. We cannot assure you that we will be able to protect our proprietary rights.

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

Our business could also be adversely affected by the effects of future global health epidemics. While the operational disruptions of historical pandemics have largely subsided, any future breakouts of epidemics around the world could disrupt our business operations if any of our employees gets or is suspected of getting infected, since it could require our employees to be quarantined and/or our offices to be closed and disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the global economy in general.

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

We are headquartered in Hong Kong, where we predominantly rely on the regulatory exemptions for trading cryptocurrency derivative products with seasoned professional investors to conduct our cryptocurrency business. Nevertheless, we cannot assure you that Hong Kong regulatory authorities will not tighten or even revoke these exemptions. If these exemptions are tightened or revoked, or if we are required to obtain additional licenses and are unable to do so in a timely manner, we may not be able to continue to expand our customer base, and our business model may be materially and adversely affected. We will closely monitor the potential changes in exemptions available to us and laws and regulations related to the cryptocurrency business in Hong Kong.

Hong Kong regulatory requirement of prior approval for any company or individual becoming a “substantial shareholder” may restrict future takeovers and other transactions.

Section 132 of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) requires prior approval from the HKSFC for any company or individual to become a substantial shareholder of an SFC-licensed company in Hong Kong. Under the SFO, a person will be a “substantial shareholder” of a licensed corporation if the person, either alone or with associates, has an interest in shares in the licensed corporation or is entitled to exercise or control the exercise of voting power at general meetings of the licensed corporation, in each case above the prescribed thresholds under the SFO. In addition, a person may also be regarded as a substantial shareholder where the person exercises or controls the exercise of voting power in another company that itself has the relevant level of voting power in the licensed corporation. Accordingly, all potential parties who will become new substantial shareholder(s) of the HKSFC-licensed subsidiaries are required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of our shares upon the consummation of a future proposed business combination.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in this annual report based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands. We conduct most of our cryptocurrency-based operations in Hong Kong through our subsidiaries, and almost all of our assets are located in Hong Kong. In addition, one of our directors reside in mainland China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China or Hong Kong. In addition, there is uncertainty as to whether the courts of the Cayman Islands, mainland China or Hong Kong would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence in Hong Kong or mainland China. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities in Hong Kong or mainland China may further increase difficulties faced by you in protecting your interests.

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

If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Our independent registered public accounting firm is currently not required to conduct an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of March 31, 2026, our management has not received from our independent registered public accounting firm any report regarding deficiencies in our internal controls over financial reporting. While management concluded that our internal control over financial reporting was effective as of March 31, 2026 following the remediation of a previously identified material weakness, we must continue to monitor and assess our internal controls. Any future failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations.

●	Our failure to discover and address any future material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in this annual report on Form 20-F. In addition, we are no longer an “emerging growth company” as such term is defined in Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Because we are currently classified as a “non-accelerated filer,” we are exempt from the requirement that our independent registered public accounting firm attest to and report on the effectiveness of our internal control over financial reporting. However, if our public float increases and we become an accelerated filer or large accelerated filer in the future, we will lose this exemption. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation if new deficiencies are identified.

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

As a foreign private issuer, we are exempt from, among others, the rules under the Exchange Act prescribing the furnishing and content of proxy statements and the rules relating to selective disclosure of material non-public information under Regulation FD. In addition, our executive officers, directors and principal shareholders are exempt from the short-swing profit and recovery provisions and our principal shareholders are exempt from the reporting requirements contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

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

As of March 31, 2026, we had warrants issued and outstanding to purchase an aggregate of 18,900,000 Ordinary Shares. The issuance of shares of Ordinary Shares upon exercise of outstanding warrants could result in substantial dilution to our shareholders. On June 30, 2022, our Company implemented our 2022 Share Incentive Plan to foster the success of our Company and to increase shareholder value by providing an additional means, through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons, and to enhance the alignment of the interests of such selected participants with the interests of our shareholders. An aggregate of 3,300,000 Ordinary Shares had been reserved for issuance under the 2022 Share Incentive Plan. On September 26, 2024, our Company implemented our 2024 Share Incentive Plan with an aggregate of 2,000,000 Ordinary Shares initially reserved for issuance, subject to an evergreen mechanism thereof. As of June 30, 2026, an aggregate of 3,142,000 restricted share units have been granted under the 2024 Plan, of which 360,500 have been vested, and 2,781,500 remain outstanding.

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

Some provisions of our third amended and restated memorandum and articles of association, which became effective on March 31, 2025, may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

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

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are fully paid up and free of any lien in favor of us; and (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice is required for any other general meeting of our shareholders. A quorum required for a meeting of shareholders is present in person or by proxy, which is the shareholder if the Company has only one shareholder and one third of shareholders if the Company has more than one shareholder.

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

Based on our analysis of our income, assets, activities and market capitalization, we believe that we were a PFIC for our taxable year ended March 31, 2026. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are not an operating company but a Cayman Islands holding company. Currently, we are a provider of digital asset services.

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

On June 28, 2021, we, through Sweet Lollipop, formed a wholly owned subsidiary, Meta Rich Limited (“Meta Rich”), in the British Virgin Islands.

On July 7, 2021, we, through Metalpha HK, formed a wholly owned subsidiary, LSQ Capital Limited, in Hong Kong.

On October 29, 2021, Meta Rich, together with Northstar Technologies, formed Metalpha Limited. Meta Rich held 51%, and Northstar Technologies held 49%, of the equity interests in Metalpha Limited. On November 28, 2022, we entered into a sale and purchase agreement with Polaris Technologies Group Limited (formerly Antalpha Technologies Limited), Northstar Technologies and Meta Rich to acquire 49% equity interest held by Northstar Technologies in Metalpha Limited. The total consideration is $2,500,000, satisfied by the allotment and issuance of 2,500,000 Ordinary Shares of the Company to Northstar Technologies. The deal was closed in November 2022 and Metalpha Limited is now a wholly-owned subsidiary of the Company.

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

Our principal executive offices are located at Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China and our phone number is +(852) 3565 2920. We maintain a corporate website at http://www.metalpha.net/. The information contained in, or accessible from, our website or any other website does not constitute a part of this report. We have appointed Cogency Global Inc., with its address at 122 East 42nd Street, 18th Floor, New York, NY 10168 to serve as our agent to receive service of process.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B.	Business Overview

Overview

Our primary business operation centers around digital asset services, which we offer through our subsidiaries. We initiated digital asset services in December 2021 and generate income primarily from the execution of cryptocurrency-related transactions, which includes the provision of derivative solutions to over-the-counter (“OTC”) clients and our proprietary trading activities. In the fiscal year ended March 31, 2024, 2025 and 2026, we provided crypto derivative solutions and liquidity to our clients, facilitated through our principal trading activities, enabling seamless trading of crypto derivative solutions. In addition, to meet their diverse digital asset demands, we also traded with certain clients through traditional derivative instruments. For the fiscal years ended March 31, 2024, 2025 and 2026, the income generated from our digital asset services was $16.8 million, $41.5 million and $37.1 million, respectively.

In addition, our Hong Kong subsidiary, LSQ Capital Limited, is licensed by SFC to provide securities advising and asset management services in Hong Kong. During the current financial year, we have commenced generating revenue from these SFC-licensed activities. We generated $3.1 million in revenue from these SFC-licensed activities during the fiscal year ended March 31, 2025 and we did not generate revenue from this segment during the fiscal year ended March 31, 2026.

The Digital Asset Services

Since December 2021, we have embarked on our digital asset-focused digital asset business, aiming to provide structured derivative solutions and related services to institutional clients and high-net-worth individuals interested in cryptocurrency exposure. By closely observing market trends and understanding customer needs, we have crafted a range of unique structured derivative solutions for potential clients in the market. These derivative solutions are based on mainstream cryptocurrencies such as Bitcoin, Ethereum, Tether tokens, USD Coin and more. Compared to direct purchases of cryptocurrencies, these structured solutions offer risk-adjusted exposure, shielding customers from the substantial volatility typically associated with the cryptocurrency market. After transacting these structured derivative solutions with our clients, we ensure risk hedging of our trading positions through several industry trading platforms. This approach prevents us from forming a large one-sided position due to the provision of structured solutions, thereby protecting our results of operations from unilateral market fluctuations.

In the fiscal year ended March 31, 2024, 2025 and 2026, we provided crypto derivative solutions and liquidity to our clients, facilitated through our principal trading activities, enabling seamless trading of crypto derivative solutions. In addition, to meet their diverse digital asset demands, we also traded with certain clients through traditional derivative instruments.

We recognize (i) the fair value change of trading of digital assets, listed securities, funds and derivative contracts, (ii) realized gain on trading of listed securities, funds and derivative contracts, (iii) interest income on trading of digital assets and derivative contracts, (iv) services fee income and (v) fair value change on investment in trusts as our income from our digital asset business. Income from such business was $16.8 million, $41.4 million and $37.1 million for the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

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

In December 2023, we entered into the sales and purchase agreement to acquire 40% equity interest of NextGen Digital Venture Limited (“NextGen Fund”) for an aggregate of 300,000 share purchase warrants and $300,000 in cash. NextGen Fund focused on structured investments in the suite of products offered by Grayscale Investments LLC, a leading crypto asset manager in the world. Upon completion of its lifecycle, we divested all of our 40% equity interest in the NextGen Fund in June 2025.

Discontinued Business – The Supply Chain Management Platform Services

We previously provided supply chain management platform services in mainland China. This platform, launched in May 2019, served as an integrated online hub for transaction data management, shipping and handling information management, and transaction financing, catering to auto parts suppliers, auto repair shops, and logistics companies. Our operations in mainland China ceased in January 2023 and were fully divested by March 2023, and we have not generated any revenue from this segment in the fiscal years ended March 31, 2024, 2025, or 2026.

Marketing

Our clientele for our digital asset services comprises institutional investors and high-net-worth individuals who meet the criteria of professional investors. Given the compliance requirements and our client demographic, we do not, and cannot, advertise our business to the public. Our marketing efforts have therefore been focused solely on promoting our company itself through limited online channels, without referring specifically to our digital asset-focused operations. Looking ahead, under the guidance of our legal team, we will continue to market our company within the confines of legality and compliance, without explicitly advertising our cryptocurrency-related activities.

Strategy

Our business strategies for the cryptocurrency derivative product services are constantly being tested by the market.

The current business strategies of cryptocurrency derivative product services are: (1) keeping up with the fast-paced evolution of the digital currency industry and the web3 industry; and (2) Catering primarily to large institutions and high net worth individuals within the cryptocurrency world.

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

Regulation on Cryptocurrency Related Services in the British Virgin Islands

Existing Financial Service Legislation in the British Virgin Islands

The British Virgin Islands has developed a specific regulatory framework for virtual assets (“VA”). The Virtual Assets Service Providers Act (as amended) (the “VASP Act”) came into effect on February 1, 2023, and provides for the registration and supervision of virtual asset service providers (each a “VASP” and collectively, the “VASPs”) operating in and from within the British Virgin Islands. In conjunction with the VASP Act, the British Virgin Islands Financial Services Commission (“FSC”), which is the main regulator for virtual assets, published the Guidance on the Application for Registration of a Virtual Assets Service Provider and the Virtual Assets Service Providers Guide to the Prevention of Money Laundering, Terrorist Financing and Proliferation Financing, providing VASPs with additional information to aid in compliance with anti-money laundering and counter-terrorist financing (“AML/CFT”) obligations. Prior to the enactment of the VASP Act, the FSC had published the Guidance on Regulation of Virtual Assets on July 10, 2020, (the “2020 Guidance”), in accordance with which licensing, authorization or approval for VA-related activities was considered under existing financial services legislation. For VA-related activities that do not fall within the scope of the VASP Act, the 2020 Guidance may apply.

The VASP Act defines a virtual asset service provider (“VASP”), as a person who provides, as a business, a virtual assets service and is registered under the VASP Act to conduct one or more of the following activities or operations for or on behalf of another person: (a) exchange between VA and fiat currencies; (b) exchange between one or more forms of VA; (c) transfer of VA, where the transfer relates to conducting a transaction on behalf of another person that moves a virtual asset from one virtual asset address or account to another; (d) safekeeping or administration of VA or instruments enabling control over VA; (e) participation in, and provision of, financial services related to an issuer’s offer or sale of a virtual asset; or (f) such other activity or operation as may be specified in the VASP Act. “Virtual assets service” means the business of engaging, on behalf of another person, in any VASP activity or operation, and includes: (a) hosting wallets or maintaining custody or control over another person’s virtual asset, wallet or private key; (b) providing financial services relating to the issuance, offer or sale of a virtual asset; (c) providing kiosks, such as automatic teller machines, bitcoin teller machines or vending machines, for the purpose of facilitating VA activities through electronic terminals to enable the owner or operator of the kiosk to actively facilitate the exchange of virtual assets for fiat currency or other VA; or (d) engaging in any other activity that, under guidance, constitutes the carrying on of the business of providing virtual asset service or issuing VA or being involved in virtual asset activity. While not expressly excluded, the issuing of virtual assets in or from within the British Virgin Islands is not an activity regulated by the VASP Act. In addition, the VASP Act is not intended to regulate the technology that underlies VA or VASP activities.

Any entity wishing to provide virtual asset services in or from within the BVI is now required to be registered by the FSC. Except for certain exemptions by the FSC, a VASP must have following functionaries appointed at all times: (a) at least 2 individual directors, with one of them being physically resident in the British Virgin Islands; (b) an authorized representative approved by the FSC; (c) an qualified auditor for the purposes of auditing its financial statements; and (d) a compliance officer. The VASP Act sets out a number of general obligations for VASPs which include: (a) maintaining records that (i) are sufficient to show and explain its transactions, (ii) enable its financial position to be determined with reasonable accuracy, (iii) enable it to prepare all necessary financial returns and statements, (iv) enable its financial statements to be audited, (v) show any complaints made by clients and how such complaints have been dealt with and (vi) show the steps it takes to guard against money laundering, terrorist financing and proliferation financing; (b) reporting information to FSC including the level of exposure of clients, the financial position of the VASP and any other information set out in the section 20 of VASP Act and submitting a copy of its auditor’s report to the FSC within 6 months of the end of its financial year; (c) ensuring that client assets are identified, or identifiable, and appropriately segregated and accounted for; (d) co-operating with the FSC to ensure compliance with the VASP Act and any other enactment relating to a regulated activity which applies to a VASP, and providing the FSC with any documents or information it may require to discharge its functions; and (e) obtaining the FSC’s prior approval to any proposed change of name, and prior written approval to appoint a director or senior officer and dispose of any significant interest or controlling interest in the VASP and provide fiat currency-to-fiat currency exchange services to users of its virtual assets exchange and provide innovative FinTech in relation to virtual assets where “significant interest” means a holding or interest in the entity or any holding company of the entity held or owned by a person, either alone or with any other person and whether legally or equitably, that entitles or enables the person, directly or indirectly to (i) control ten percent or more of the voting rights of that entity at a meeting of the entity or of its members; (ii) a share of ten percent or more in any distribution (if applicable) made by the entity;(iii) a share of ten percent or more in any distribution (if applicable) of the surplus assets of the entity; or( iv) appoint or remove one or more directors of the entity; and “controlling interest” means interest in an entity whereby (i) the person holding the interest has an influence over the activities of any undertaking of the entity without having a significant interest in the undertaking; or (ii) a director or senior officer of the entity is accustomed to acting on the instructions of the person.

Under the existing financial service legislation, virtual asset products may be captured from regulatory perspective in one of two ways:

●	Regulated Activities – At Initial Issue Investments

The FSC has confirmed that virtual assets and virtual asset-related products used as a means of payment for goods and services, which provide the purchaser with an ability only to purchase goods and services, would not be captured by financial services legislation. However, where a virtual asset product or service provides a benefit or right beyond a medium of exchange, it may be captured under the Securities and Investment Business Act of the British Virgin Islands (as amended) (the “SIBA”).

The SIBA provides that no person shall carry on “investment business” of any kind in or from within the British Virgin Islands unless licensed or authorized by the FSC to carry on such investment business unless otherwise excluded under Schedule 2. If virtual asset-related products constitute, including but not limited to, mutual funds, shares or interests in an entity, debentures, instruments giving entitlement to shares, interests or debentures, certificates representing investments, options, futures, contracts for differences, instruments for foreign exchange, long-term insurance contracts, and rights and interests in investments, the initial issuance of such products is likely to be subject to the SIBA and, therefore, licensing, authorization and approval may be required.

●	Regulated Activities – After Issuance

After issuance, activities involving virtual assets and virtual asset-related products that may be considered regulated activities and therefore require licensing in accordance with the following legislation:

●	SIBA

When a virtual asset product fits the definition of an investment, persons carrying on investment business activity will require a license. The following two conditions must be satisfied to determine whether a license is required (1) whether the product satisfies the definition of an “investment” as outlined above under “Regulated Activities – At Initial Issue Investments”; and (2) provided the definition of “investment” is met, whether the investment activity is captured and not excluded pursuant to the SIBA.

●	Financial and Money Service Act (as amended) (“FMSA”)

The FMSA provides for the licensing, registration and supervision of persons carrying on financing business and money services business in or from within the British Virgin Islands. “Money” is defined in the Regulatory Code (as amended) of the British Virgin Islands as including notes and coins; postal orders; cheques of any kind, including traveler’s checks; bankers’ drafts and other payable orders; and money deposited in an account; in each case, in any currency. “Coin” is defined in the Interpretation Act (as amended) of the British Virgin Islands to mean any coin that is legally current in the British Virgin Islands. Given the definitions outlined above, the transmission of virtual assets or virtual asset related products would not require a money services business license. However, considering the launch of the Sandbox (as defined below), the views and guidance of the FSC should first be secured before proceeding with the activity in or from within the British Virgin Islands.

Financial Services (Regulatory Sandbox) Regulations (as amended) of the British Virgin Islands

Notwithstanding the existing financial services legislation, the FSC also introduced the Financial Services (Regulatory Sandbox) Regulations(as amended) (the “Sandbox Regulations”) in the British Virgin Islands to launch a regulatory sandbox designated to support and facilitate innovation in the financial technology sector and allow businesses to trial new products and services which amount to “innovative FinTech” (the “Sandbox”), for a limited period, without the need to apply for a license to conduct financial services business in the British Virgin Islands. Pursuant to the Sandbox Regulations, “innovative FinTech” is defined as the “development or implementation of a new system, mechanism, idea, method, or other arrangement through the use of technology to create, enhance or promote a product or service with respect to the conduct or provision of a financial services business”. The Sandbox is open to (i) a BVI business company; (ii) a foreign company; (iii) a limited partnership; (iv) a micro business company; (v) a licensee; and (vi) any other person that the FSC has otherwise approved to participate in the Sandbox. In approving an applicant as a Sandbox participant, the FSC must be satisfied that:

●	it has received all requisite information and documents from the applicant;

●	the requirements outlined in S. 4(2) of Sandbox Regulations have been materially complied with;

●	the applicant is fit and proper; and

●	the granting of approval is not against the public interest.

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

The ML/TF/PF (defined below) Regime in the British Virgin Islands

The British Virgin Islands, as an international finance center, remains committed to the global fight against money laundering (“ML”), terrorist financing (“TF”) and proliferation financing (“PF”) by ensuring that it is in compliance with the Financial Action Task Force’s (“FATF”) International Standards on Combatting Money Laundering and the Financing of Terrorism and Proliferation (the “FATF Recommendations”). The National AML/CFT Coordinating Council leads on all AML/CFT-related policy matters and the FSC is responsible for ensuring compliance with the Territory’s AML/CFT systems and controls through supervision of regulated financial institutions in accordance with the Anti-Money Laundering Regulations (as amended) and the Anti-Money Laundering and Terrorist Financing Code of Practice (as amended) (together, the “BVI AML/CTF Regime”). Under the BVI AML/CTF Regime, in conducting “relevant business”, a relevant person shall comply with certain obligations, including but not limited to maintaining identification procedures, record keeping procedures, internal reporting procedures and internal control and communication procedures, taking appropriate measures to make employees aware of the legislation and providing training for employees, before forming a business relationship or carrying out a one-off transaction with or for another person.

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

Regulation on Cryptocurrency Related Services in Hong Kong

Currently, there is no specific legislative framework in Hong Kong which regulates VA and therefore no single regulatory body governs such VAs. However, a number of financial regulators have issued guidance relating to VAs, including the SFC, the Hong Kong Monetary Authority (the “HKMA”).

Securities and Futures Commission

Entities conducting activities relating to VAs where the relevant VA fits the definition of “securities” or “futures contracts” under the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) are subject to the offering or marketing restrictions, licensing and registration requirements therein and must comply with the anti-money laundering (“AML”) and counter-terrorist financing (“CTF”) requirements under the AMLO. The vast majority of VAs (such as Bitcoin) do not fit the definition of “securities” or “futures contracts”, but the SFC has imposed specific regulatory requirements on VA trading platform operators (“VATP operators”), VA fund managers, intermediaries dealing in or advising on VA and intermediaries distributing VA-related products.

On November 1, 2018, the SFC published a Statement on Regulatory Framework for Virtual Assets Portfolio Managers, Fund Distributors and Trading Platform Operators (the “Regulatory Framework Statement”). The Regulatory Framework Statement brings portfolio managers and distributors of funds dealing with VAs under the SFC’s regulation and seeks to impose further regulatory requirements on such licensed corporations that the SFC currently regulates. It imposes an overarching “professional investors only” restriction on various types of activities, including the distribution of funds investing in virtual assets.

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

On December 22, 2023, the SFC issued the joint circular on intermediaries’ VA-related activities (the “Joint Circular”), which replaced its previous versions dated January 28, 2022 and October 20, 2023. The Joint Circular applies to intermediaries that wish to engage in the distribution of VA-related products and the provision of VA dealing and advisory services. The Joint Circular clearly specifies the requirements applicable to intermediaries when they distribute VA-related products; and sets out the standards of conduct expected of intermediaries when distributing VA funds authorized by the SFC.

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

The Joint Circular sets out new requirements and reminds intermediaries of the existing requirements that apply to the relevant activities:

●	Distribution of investment products with VA Exposure – distributors of investment products exposed to VA must comply with SFC’s complex product sales requirements, ensuring suitability regardless of solicitation or recommendation. The SFC and HKMA impose additional investor protection measures, including selling restrictions and a virtual asset knowledge test, especially for non-institutional investors. Certain VA-related derivative products traded on regulated exchanges and authorized VA futures ETFs are exempt from the “professional investors only” restriction. The distribution of VA funds authorized by the SFC for public offering is not restricted to professional investors, but intermediaries must conduct a knowledge test and comply with suitability and disclosure requirements.

●	Provision of VA dealing services – the SFC and HKMA require intermediaries to partner only with SFC-licensed VA trading platforms for dealing services to ensure investor protection. Intermediaries must comply with all regulatory requirements and provide such services only to Type 1 (dealing in securities) regulated activity clients. Additional conduct requirements for dealing services under an omnibus account arrangement are set out, including assessing client knowledge and risk tolerance, setting exposure limits, and ensuring adequate controls. Intermediaries providing dealing services as introducing agents must not relay orders or hold client assets.

●	Provision of Asset Management Services in VA – intermediaries providing virtual asset portfolio management services are subject to additional requirements set out in the VAFM Terms and Conditions. For discretionary account management services, intermediaries should invest less than 10% of the gross asset value of the client’s portfolio in VA. It is necessary to comply with existing asset management requirements and standards for tokenized securities.

●	Provision of VA advisory services – intermediaries providing VA advisory services must comply with all regulatory requirements and provide such services only to Type 1 (dealing in securities) or Type 4 (advising on securities) regulated activity clients. The expected conduct requirements include observing suitability obligations and ensuring high liquidity and availability of recommended virtual assets on SFC-licensed platforms.

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

On May 27 2026, the SFC issued the revised circular on SFC-authorized funds with exposure to virtual assets, which supersedes the circular issued on April 7 2025. The circular sets out the requirements under which the SFC would consider tokenized investment funds with exposure to virtual assets of more than 10% of their net asset value for public offerings in Hong Kong under sections 104 and 105 of the SFO, and the VA-related activities in which SFC-authorized VA Funds may engage. These requirements do not apply to SFC-authorized funds’ exposure to fiat referenced stablecoins the issue of which is authorized by a license granted under the Stablecoins Ordinance, or tokenized deposits. SFC-authorized VA Funds should only invest, directly or indirectly, in VA tokens that are accessible to the Hong Kong public for trading on SFC-licensed VATPs. For VA futures, only those traded on conventional regulated futures exchanges are allowed, subject to the management company demonstrating that the relevant VA futures have adequate liquidity and that roll costs are manageable and explaining how such roll costs will be managed. SFC-authorized VA Funds should not have leveraged exposure to VA at the fund level. Transactions and acquisitions of spot VA by SFC-authorized VA Funds should be conducted through SFC-licensed VATPs, or authorized financial institutions or subsidiaries of locally incorporated authorized financial institutions in compliance with HKMA regulatory requirements. The trustee or custodian of an SFC-authorized VA Fund should only delegate its VA custody function, where applicable, to an SFC-licensed VATP, an authorized financial institution or subsidiary of a locally incorporated authorized financial institution meeting the expected VA custody standards issued by the HKMA from time to time, or such other entities acceptable to the SFC. The circular also requires appropriate disclosure in offering documents and product key facts statements, investor education before launch, and prior consultation with and approval of the SFC for funds with or intending to have VA exposure of more than 10% of NAV seeking SFC authorization, existing SFC-authorized funds planning to obtain VA exposure of more than 10% of NAV, and SFC-authorized VA Funds intending to engage in staking and other VA-related activities.

Hong Kong Monetary Authority

On January 12, 2022, the HKMA released a Discussion Paper on Crypto-assets and Stablecoins (the “Discussion Paper”). The Discussion Paper set out the HKMA’s thinking on the regulatory approach for crypto-assets, particularly payment-stablecoins, and proposed bringing certain activities relating to payment-related stablecoins within regulatory perimeter. In January 2023, the HKMA issued the conclusion to the Discussion Paper, market feedback and proposing to bring certain activities relating to stablecoins into regulation.

On January 28, 2022, the HKMA published a circular on regulatory approaches to authorized institutions’ interface with virtual assets and virtual asset service providers (the “HKMA Circular”). The HKMA Circular requires an authorized institution to ensure that any VA-related activities it intends to engage in will not breach any applicable laws and regulations in Hong Kong or any other relevant jurisdictions, undertake risk assessments to identify and understand the associated risks, including prudential supervision risks, AML/CTF and financial crime risks and investor protection risks, and discuss with the HKMA and other applicable regulators and obtain the HKMA’s feedback on the adequacy of its risk-management controls before launching relevant products or services.

On December 27, 2023, the HKMA and the Financial Services and the Treasury Bureau (“FSTB”) jointly issued a public consultation paper on the legislative proposal to regulate issuers of stablecoins. The consultation paper proposed a regulatory regime for fiat-referenced stablecoin (“FRS”) issuers including a licensing regime requiring in-scope FRS issuers to be licensed by the HKMA, restrictions on the offering of FRS, restrictions on advertising, powers for the authorities to adjust the parameters of in-scope stablecoins and activities having regard to rapid virtue assets market development, and transitional arrangements to facilitate implementation of the regulatory regime.

In connection with this consultation, the HKMA announced on March 12 2024 the launch of the stablecoin issuer sandbox arrangement.

On December 18, 2024, the Government of Hong Kong introduced the Stablecoins Bill into the Legislative Council of Hong Kong to establish a regulatory regime for the supervision of activities involving stablecoins and to provide the HKMA with relevant supervisory, investigatory an enforcement powers. The Stablecoins Bill was passed by the Legislative Council on May 21, 2025.

The Stablecoins Ordinance (Cap. 656) came into operation on August 1, 2025. Following implementation of the regulatory regime under the Stablecoins Ordinance, the business of issuing fiat-referenced stablecoins is a regulated activity in Hong Kong and a license is required.

Under the Stablecoins Ordinance, stablecoins are virtual assets used or intended to be used as a medium of exchange, such as for payments for goods or services, and which purport to maintain a stable value with reference to a single asset, or a pool or basket of assets. The definition excludes digital representations of value that are issued by central banks or governments, such as central bank digital currencies. The Stablecoins Ordinance establishes a regulatory framework for specified stablecoins, which are stablecoins that purport to maintain a stable value with reference to one or more official currencies or a digital representation of value. Regulated stablecoin activities include: (i) issuing, in the course of business, a specified stablecoin in Hong Kong; (ii) issuing, in the course of business, a specified stablecoin outside Hong Kong that is wholly or partly referenced to Hong Kong dollars; (iii) carrying on an activity specified by the HKMA under the Stablecoins Ordinance; and (iv) actively marketing, whether in Hong Kong or outside Hong Kong, to the Hong Kong public that the person carries on, or purports to carry on, an activity constituting a regulated stablecoin activity in Hong Kong. Carrying on these activities requires a license issued by the HKMA.

On May 26, 2025, the HKMA published consultation papers on the proposed AML/CFT requirements for regulated stablecoin activities and on the draft Guideline on Supervision of Licensed Stablecoin Issuers. On July 29, 2025, the HKMA published the implementation package for the stablecoin issuer regime, including the consultation conclusions and final Guideline on Supervision of Licensed Stablecoin Issuers, the consultation conclusions and final Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (for Licensed Stablecoin Issuers), an Explanatory Note on Licensing of Stablecoin Issuers, and an Explanatory Note on Transitional Provisions for Pre-existing Stablecoin Issuers. The HKMA stated that the regulatory regime would come into effect on August 1, 2025 and advised market participants to observe the Stablecoins Ordinance and the relevant guidelines.

In August 2025, the HKMA’s finalized Guideline on Supervision of Licensed Stablecoin Issuers set out regulatory expectations for licensed stablecoin issuers, including matters relating to reserve asset management, issuance, redemption and distribution, business activities, financial resources and risk management. The HKMA’s finalized Guideline on Anti-Money Laundering and Counter- Financing of Terrorism sets out AML/CFT requirements for licensed stablecoin issuers, including the adoption of a risk-based approach, institutional ML/TF risk assessments, governance and senior management oversight, internal audit and staff training, controls to combat terrorist financing, financial sanctions and proliferation financing, suspicious transaction reporting, and record-keeping.

In addition, licensed stablecoin issuers are expected to comply with specific AML/CFT requirements appropriate to the activities they conduct, including measures relating to stablecoin issuance and redemption, custodial wallets, unhosted wallet risks and ongoing monitoring of customers to detect potential illicit activities involving specified stablecoins.

On April 10, 2026, the HKMA announced that it had granted stablecoin issuer licenses under the Stablecoins Ordinance to Anchorpoint Financial Limited and The Hong Kong and Shanghai Banking Corporation Limited for issuing stablecoins in Hong Kong. The HKMA maintains a register of licensed stablecoin issuers on its website, and members of the public are reminded to verify licensing status through the register and to use regulated channels when acquiring or using stablecoins.

Financial Services and the Treasury Bureau

In May 2026, the FSTB and the SFC published the consultation conclusions on the legislative proposal to regulate virtual asset advisory service providers and virtual asset management service providers in Hong Kong, following a consultation paper issued on 24 December 2025. Based on the consultation conclusions, the FSTB and the SFC will finalize legislative proposals for establishing licensing regimes for VA advisory service providers and VA management service providers under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615), with a view to introducing a bill into the Legislative Council in 2026. The proposed VA Advisory Regime will cover any person who carries on a business in Hong Kong of giving advice on whether, which, the time at which, or the terms or conditions on which, VAs should be acquired or disposed of, or issuing analyses or reports to facilitate recipients’ decisions on whether, which, the time at which, or the terms or conditions on which, VAs are to be acquired or disposed of, unless an exemption applies. The proposed VA Management Regime will cover any person who carries on a business in Hong Kong of providing a service of managing a portfolio of VAs for another person. The FSTB and the SFC stated that no de minimis threshold will be set for the VA Management Regime. Accordingly, intermediaries licensed by or registered with the SFC to carry on Type 9 regulated activity under the SFO which currently manage portfolios with VA exposure below the existing de minimis threshold will be required to obtain a license or registration for providing VA management services under the VA Management Regime once the regime takes effect.

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

The SFC is the key regulator under the VASP licensing regime and is responsible for assessing licensing applications and supervising licensed VASPs. Applicants for a VASP license must satisfy certain requirements, including corporate structure and location, financial resources, fitness and propriety, and premises approval. Once licensed, a VASP will be subject to certain AML/CTF requirements and other ongoing obligations for investor protection purposes.

Regulations relating to Labor and Social Welfare of Hong Kong

Our employees in Hong Kong are subject to the Hong Kong Employment Ordinance (the “EO”). The EO is the principal employment legislation in Hong Kong and provides for minimum statutory benefits and protections, including paid annual leave, paid sickness days and sickness allowance, maternity leave, paternity leave, statutory rest days, statutory holidays, and statutory termination-related protections and payments, including severance payments and long service payments where applicable.

Subject to limited exceptions, the EO applies to employees working in Hong Kong, regardless of nationality. Other mandatory laws that are likely to apply to the employment relationship with our Hong Kong employees include the following:

●	Personal Data (Privacy) Ordinance. This ordinance regulates the collection, holding, processing, use and transfer or disclosure of employees’ personal data, including personal data contained in emails and other workplace communications.

●	Mandatory Provident Fund Schemes Ordinance. Subject to limited exceptions, this ordinance requires employers in Hong Kong to enroll relevant employees in a Mandatory Provident Fund scheme, to which both the employer and employee are required to make contributions. Foreign nationals may be exempt if they are posted in Hong Kong to work for a period not exceeding 13 months or are members of an overseas retirement, provident, pension or superannuation scheme. In certain cases, a Hong Kong employee working outside Hong Kong may still be subject to this ordinance if the employment has a sufficient connection with Hong Kong. The Legislative Council passed the Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Bill 2022 on 9 June 2022 to abolish the use of accrued benefits derived from employers’ mandatory contributions under the Mandatory Provident Fund system to offset severance payments and long service payments. The abolition of the MPF offsetting arrangement took effect on 1 May 2025.

●	Occupational Safety and Health Ordinance. This ordinance imposes a duty on employers, so far as reasonably practicable, to ensure the safety and health at work of their employees. The Occupational Safety and Health Ordinance covers most industrial and non-industrial workplaces in Hong Kong.

●	Employees’ Compensation Ordinance. This ordinance establishes a no-fault, non-contributory employee compensation system for work injuries. If an employee suffers injury by accident arising out of and in the course of employment, the employer is generally liable to compensate the employee under the Employees’ Compensation Ordinance. Eligible family members of an employee who dies as a result of an accident at work may also be entitled to compensation. All employers are required to maintain valid employees’ compensation insurance policies to cover their liabilities under the ordinance and at common law.

●	Sex Discrimination Ordinance, Disability Discrimination Ordinance, Family Status Discrimination Ordinance and Race Discrimination Ordinance. These ordinances prohibit various forms of discrimination, harassment, victimization and vilification in prescribed areas, including employment.

●	Labour Tribunal Ordinance. This ordinance empowers the Labour Tribunal to hear and resolve employment-related disputes, including claims relating to employment contracts and alleged breaches of the Employment Ordinance.

●	Factories and Industrial Undertakings Ordinance. This ordinance applies to industrial undertakings, including factories, construction sites, catering establishments, cargo and container handling undertakings, repair workshops and other industrial workplaces, and imposes duties on proprietors and persons employed at industrial undertakings to ensure safety and health at work.

●	Minimum Wage Ordinance. This ordinance establishes a statutory minimum wage regime in Hong Kong.

Seasonality

Currently, our business operations do not experience any seasonality.

Employees

As of March 31, 2026, we had an aggregate of 31 employees, all of which are full-time employees. In addition, we were further supported by a team of 3 external consultants. As of March 31, 2024, 2025 and 2026, we had an aggregate of 19, 25 and 31 employees, respectively.

The following table sets forth a breakdown of our employees by function as of March 31, 2026:

	As of March 31, 2026
Functions:	Number	% of Total
Management	4	12.9
Sales and trading team	15	48.4
SFC licensed employees	4	12.9
General and administrative	8	25.8
Total	31	100.0

None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. We compensate our employees with basic salaries. As required by Hong Kong laws and regulations, we participated in Mandatory Provident Fund plans for our employees.

Intellectual Property

As of March 31, 2026, we held two main domain names relating to our business, including our current and previous corporate websites. As of March 31, 2026, we held ten registered trademarks and the relevant rights to the logos of Metalpha and MeTone in various jurisdictions, including European Union, Hong Kong, Australia, Canada, Columbia, United Kingdom, Gambia, Indonesia, India, Iceland, Japan, South Korea, Mexico, Malaysia, Norway, New Zealand, Philippines, Rwanda, Singapore, Thailand, Tunisia, Turkey, Zambia, Zimbabwe, Belarus, Switzerland, Egypt, Morocco, Namibia, Russia, Ukraine, and Vietnam. The affiliates of our shareholder, Northstar Technologies, held 12 registered trademarks and nine pending trademark applications and the relevant rights to the logo of Metalpha in various jurisdictions, including China Taiwan, Bangladesh, and the United States. We have use and other relevant rights related to the “Metalpha” registered trademark and logo for our business operations.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our executive officers, directors and principal shareholders are exempt from the short-swing profit and recovery provisions and our principal shareholders are exempt from the reporting requirements contained in Section 16 of the Exchange Act.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, as of the date of this annual report:

Investors are purchasing their interest in the holding company in the Cayman Islands, Metalpha Technology Holding Limited. The operations are conducted through its subsidiaries.

D.	Property, Plants and Equipment

The address of our principal executive offices is Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, where we lease office space of approximately 2,024 square feet, pursuant to a lease agreement with a third party, for the period from October 1, 2025 to September 30, 2027. The monthly rent is HKD243,048.00 (approximately $29,973) and the monthly service charge is HKD45,198.40 (approximately $5,788).

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

Upon the completion of the Disposition in March 2023, we discontinued and ceased the supply chain management business and terminated the VIE structure. Currently, we provide digital asset services to customers through our subsidiaries. We began offering these services in December 2021 and generated income primarily from the execution of cryptocurrency-related transactions, including the issuance of derivative products to OTC clients and income from our proprietary trading activities. For the fiscal years ended March 31, 2024, 2025 and 2026, the income generated from our digital asset services was $16.8 million, $41.5 million and $37.1 million, respectively. Moreover, our Hong Kong subsidiary, LSQ Capital Limited, is licensed by SFC to provide asset management services in Hong Kong.

For the fiscal years ended March 31, 2024, 2025 and 2026, our total revenue was $16.8 million, $44.6 million and $37.1 million, respectively, and our net profit (loss) for the year amounted to a loss of $3.7 million, a profit of $15.9 million, and a profit of $1.2 million, respectively.

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

Our Relationships with Certain Key Customers

We generate a significant amount of income from certain key customers. For the fiscal year ended March 31, 2024, the aggregate transaction size of the products traded was approximately $517.0 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $275.3 million, representing approximately 53.2% of the total transaction size for the same fiscal year. For the fiscal year ended March 31, 2025, the aggregate transaction size of the products traded was approximately $816.6 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $291.3 million, representing approximately 35.7% of the total transaction size for the same fiscal year. For the fiscal year ended March 31, 2026, the aggregate transaction size of the products traded was approximately $1,124.2 million, among which our top three customers subscribed to products of an aggregate transaction size of approximately $223.1 million, representing approximately 19.8% of the total transaction size for the same fiscal year. If our relationships with such top customers deteriorate, they may significantly reduce or even cease their purchase of our products, which could materially impact our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Our digital asset business is subject to customer concentration risk.”

Our Ability to Acquire Qualified New Customers

Our growth also depends on our ability to acquire new customers. Currently, our clientele for our digital asset services comprises institutional investors and high-net-worth individuals who meet the criteria of professional investors. We plan to constantly tap into new markets and attract and retain new customers to maintain our business growth. However, given the compliance requirements and our client demographic, we do not, and cannot, advertise our business to the public. Our marketing campaigns may not be effective in attracting new customers and there is no assurance that existing customers will stay with us. We may also incur significant expenses in connection with our branding and marketing efforts to acquire new customers and retain existing ones. Our results of operations may be adversely affected if we fail to acquire qualified new customers.

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

Key Line Items Affecting Our Results of Operations

Revenue

The following table sets forth our income generated from continuing operation for the periods indicated:

	For the fiscal year ended March 31,
	2026	2025	2024
	US$	US$	US$
Income from digital asset services
- Unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts	6,634,615	45,354,354	5,865,294
- Realized gain (loss) on trading of listed securities, funds and derivative contracts	27,809,199	(5,828,824)	9,745,407
- Interest income on trading of digital assets and derivative contracts	2,146,423	1,859,490	916,616
- Services fee income	542,726	73,209	236,228
	37,132,963	41,458,229	16,763,545
Income from securities advising and asset management services
- Performance fee income	-	2,785,944	-
- Gain on disposal of financial assets at FVTPL	-	323,084	-
	-	3,109,028	-
Total Revenue	37,132,963	44,567,257	16,763,545

We started the digital asset business in December 2021. For such business, we generate income primarily from the execution of cryptocurrency-related transactions, including the issuance of derivative products to OTC clients and income from our proprietary trading activities. For the fiscal years ended March 31, 2024, 2025 and 2026, income from our digital asset services was $16.8 million, $41.5 million and $37.1 million, respectively.

Our Hong Kong subsidiary, LSQ Capital Limited, provides securities advising and asset management services to customers in Hong Kong. LSQ Capital Limited holds the Type 1 (Dealing in Securities), Type 4 (Advising on Securities) and Type 9 (Asset Management) licenses as per the SFC regulations. We did not recognize any income from such services during the fiscal year ended March 31 2024. For the fiscal year ended March 31, 2025 and 2026, income from our securities advising and asset management services was $3.1 million and nil, respectively.

Cost of Income

Cost of income consists of commission to traders, technical support fees and transaction fees. For the fiscal years ended March 31, 2024, 2025 and 2026, our cost of income for continuing operation was $11.1 million, $23.3 million and $21.7 million, respectively.

Share Purchase Warrants Expenses

Share purchase warrants expenses represent the expenses in relation to the issuance of warrants to certain consultants, employees, and Northstar Technologies in the fiscal years ended March 31, 2022 and 2023. For the fiscal years ended March 31, 2024, 2025 and 2026, our share purchase warrants expenses for continuing operation was $6.0 million, $1.7 million and nil, respectively.

General and Administrative Expenses

General and administrative expenses for continuing operation consist primarily of share-based compensation, the professional fees paid to legal advisors, consultants and the auditor, wages and benefits for our general and administrative personnel, director fees in relation to compensation and incentives paid for services rendered by our directors, insurance costs and amortization of right-of-use assets. For the fiscal years ended March 31, 2024, 2025 and 2026, our general and administrative expenses for continuing operation were $4.3 million, $3.8 million and $14.0 million, respectively.

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

	For the fiscal year ended March 31,
	2026		2025		2024
	US$	%	US$	%	US$	%
Revenue	37,132,963	100.0	44,567,257	100.0	16,763,545	100.0

Cost of income	(21,743,170)	(58.6)	(23,264,964)	(52.2)	(11,135,797)	(66.4)
Gross profit	15,389,793	41.4	21,302,293	47.8	5,627,748	33.6

Operating expenses
Selling and promotion	(5,745)	(0.0)	(69,663)	(0.2)	(41,411)	(0.2)
General and administrative	(14,031,348)	(37.8)	(3,793,419)	(8.5)	(4,254,719)	(25.4)
Total operating expenses	(14,037,093)	(37.8)	(3,863,082)	(8.7)	(4,296,130)	(25.6)

Profit from operation	1,352,700	3.6	17,439,211	39.1	1,331,618	7.9

Other income and expenses, net
Other income	237,525	0.6	882,238	2.0	1,041,062	6.2
Impairment on financial asset at fair value through profit or loss	-	-	(671,403)	(1.5)	-	-
Share purchase warrants expenses	-	-	(1,680,038)	(3.8)	(6,047,848)	(36.1)
Finance costs	(17,777)	(0.0)	(75,253)	(0.2)	(4,241)	(0.0)
Total other income and expenses, net	219,748	0.6	(1,544,456)	(3.5)	(5,011,027)	(29.9)
Profit (loss) before income tax expense	1,572,448	4.2	15,894,755	35.7	(3,679,409)	(21.9)
Income tax expense	(289,094)	(0.8)	-	-	-	-
Profit (loss) for the year	1,283,354	3.5	15,894,755	35.7	(3,679,409)	(21.9)

Fiscal Year ended March 31, 2026 Compared to Fiscal Year ended March 31, 2025

Income

Our income decreased from $44.6 million for the fiscal year ended March 31, 2025 to $37.1 million for the fiscal year ended March 31, 2026, primarily because of a decrease in unrealized fair value gains on our digital asset and derivative trading, and the absence of income from our securities advising and asset management services (which was $3.1 million for the fiscal year ended March 31, 2025), which were partially offset by an increase in realized gains on trading of digital assets and derivative contracts.

Cost of Income

Our cost of income decreased from $23.3 million for the fiscal year ended March 31, 2025 to $21.7 million for the fiscal year ended March 31, 2026, which was primarily driven by a reduction in consulting fee related to trading support services and performance bonus paid to traders, which generally decreased in line with the overall reduction in our total income.

General and Administrative Expenses

Our general and administrative expenses increased to $14.0 million for the fiscal year ended March 31, 2026, as compared to $3.8 million for the fiscal year ended March 31, 2025, primarily due to the recognition of share-based compensation expenses following the grant of new share awards to eligible participants, combined with a substantial increase in wages and benefits associated with the expansion of our digital asset operations and management teams.

Share Purchase Warrants Expenses

Our share purchase warrants expenses for continuing operation were $1.7 million and nil for the fiscal year ended March 31, 2025 and 2026, respectively, mainly in relation to the fact that previously issued warrants had been fully amortized and expensed in prior periods.

Net Profit

As a result of the foregoing, we recorded a net profit of $1.3 million for the fiscal year ended March 31, 2026, as compared to a net profit of $15.9 million for the fiscal year ended March 31, 2025.

Fiscal Year ended March 31, 2025 Compared to Fiscal Year ended March 31, 2024

Income

Our income generated from continuing digital asset business increased significantly from $16.8 million for the fiscal year ended March 31, 2024 to $44.6 million for the fiscal year ended March 31, 2025, primarily because (i) we secured more digital asset deals from our customers for the fiscal year ended March 31, 2025, (ii) provides more securities advising and asset management services to customers in Hong Kong, and (iii) we recognized income from both the unrealized fair value change and interest income of the deals in other investments including digital assets, listed securities and its related derivative contracts. We entered these deals with the aim to diversify our investment portfolio and reduce the related risks.

Cost of Income

Our cost of income generated from continuing digital asset business increased significantly from $11.1 million for the fiscal year ended March 31, 2024 to $23.3 million for the fiscal year ended March 31, 2025, which was generally in line with the growth in income generated from our continuing business.

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

C.	Liquidity and Capital Resources

Cash Flows

The following table sets forth a summary of our cash flows for the years presented:

	For the Fiscal Year Ended March 31,
	2026	2025	2024
	US$
Net cash (used in) generated from operating activities	(14,861,934)	71,990	(11,599,148)
Net cash (used in) generated from investing activities	208,422	(23,309)	32,678
Net cash generated from financing activities	11,791,758	2,108,179	9,733,969
Net (decrease) increase of cash and cash equivalents	(2,861,754)	2,156,860	(1,832,501)
Effect of foreign currency translation	(119,994)	(117,404)	(35,201)
Cash and cash equivalents at beginning of the year	6,919,869	4,880,413	6,748,115
Cash and cash equivalents at end of the year	3,938,121	6,919,869	4,880,413

Our cash and cash equivalents consist of cash, bank deposits and other currency of value. As of March 31, 2024, 2025 and 2026, our cash and cash equivalents were $4.9 million, $6.9 million and $3.9 million, respectively. Our change in prepayments and other receivables as of March 31, 2024, 2025 and 2026 were increased by $0.1 million, decreased by $4.5 million and decreased by $15.3 million, respectively. We expect that substantially all of our future income will be denominated in USD.

Operating Activities

Net cash used in operating activities for the fiscal year ended March 31, 2026 was $14,861,934. The net cash inflow was primarily attributable to our profit before income tax expense of $1.5 million, adjusted by (i) certain non-cash items, primarily comprising (a) unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts of $6.6 million, (b) cost of income of $17.1 million, and (c) share-based compensation expenses of $3.3 million; and (ii) changes in working capital, primarily comprising (a) an increase in financial assets at fair value through profit or loss of $90.5 million, (b) an increase in other receivables and prepayments of $15.3 million offset by (c) an increase in payable to customers of $77.2 million, (d) an increase in other payables of $7.2 million, and (e) an increase in financial liabilities at fair value through profit or loss of $1.7 million.

Net cash generated from operating activities for the fiscal year ended March 31, 2025 was $71,990. The net cash inflow was primarily attributable to our profit before income tax expense of $16.0 million, adjusted by (i) certain non-cash items, primarily comprising (a) unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts of $45.3 million, (b) cost of income of $23.3 million, (c) impairment loss on financial assets at fair value through profit or loss of $0.7 million, and (d) share purchase warrants expense of $1.7 million ;and (ii) changes in working capital, primarily comprising (a) increase in other receivables and prepayments $4.5 million, (b) decrease in financial assets at fair value through profit or loss $20.5 million, (c) decrease in other payables $4.5 million, and (d) decrease in payable to customer $7.3 million.

Net cash used in operating activities for the fiscal year ended March 31, 2024 was $11.6 million. The net cash outflow was primarily attributable to our loss before income tax expense of $3.7 million, adjusted by (i) certain non-cash items, primarily comprising (a) cost of income of $6.7 million, (b) share purchase warrants expenses of $6.0 million, and (c) unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts of $5.9 million; and (ii) changes in working capital, primarily comprising (a) increase in financial assets at fair value through profit and loss of $18.6 million, (b) an increase in accounts and other payables of $3.8 million, and (c) an increase in payable to customers of $0.5 million.

Investing Activities

Net cash generated from investing activities for the fiscal year ended March 31, 2026 was $208,422, which was entirely attributable to interest received and the proceed received from disposal of investment.

Net cash used in investing activities for the fiscal year ended March 31, 2025 was $23,309, primarily due to proceed paid on purchase of property and equipment.

Net cash generated from investing activities for the fiscal year ended March 31, 2024 was $32,678, primarily due to interest received of $33,959, which was partially offset by addition of property and equipment of $1,281.

Financing Activities

Net cash generated from financing activities for the fiscal year ended March 31, 2026 was $11.8 million, primarily due to proceeds of approximately $12.0 million from the issuance of shares in private placements, which was partially offset by the payment of the principal portion of lease liabilities of $189,802 and the repurchase of shares of $18,340.

Net cash generated from financing activities for the fiscal year ended March 31, 2025 was $2.1 million, primarily due to proceed from shares issued on private placement of $2.3 million.

Net cash generated from financing activities for the fiscal year ended March 31, 2024 was $9.7 million, primarily due to (i) proceeds from shares issued on private placement of $4.8 million, partially offset by the repurchase of shares of $82,127, (ii) issuance of notes of $5.0 million and (iii) the payment of principal portion of lease liabilities of $0.1 million. Net cash used in financing activities for discontinued operation for the fiscal year ended March 31, 2024 was nil.

Material Cash Requirements

Capital Expenditures

Our capital expenditure was nil, $47,000 and nil for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. We intend to fund our future capital expenditures, if any, with our existing cash balance and cash flow from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.

Lease Liabilities

As of March 31, 2026, the Company had leased buildings used for its operations. The following table sets forth a breakdown of the carrying amounts of lease liabilities as of the dates indicated.

As of March 31, 2026
US$
Lease Liabilities
Current	353,221
Non-current	183,342
Total	536,563

For the fiscal years ended March 31, 2024, 2025 and 2026, we incurred lease payments of $0.1 million, $0.14 million and $0.19 million, respectively, which was mainly associated with our leased offices in Hong Kong and mainland China.

For the fiscal years ended March 31, 2024, 2025 and 2026, we incurred interest on lease liabilities of $4,241, $7,702 and $17,777, respectively.

There have been no material changes to our contractual obligations since March 31, 2026.

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

We had no direct exposure to FTX or any of the above-mentioned cryptocurrency companies. We do not have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies. However, the failure or insolvency of large exchanges like FTX may cause decreases in the prices of cryptocurrencies and investor confidence in the ecosystem, which could adversely affect the valuation of our solutions. High volatility and downturns in cryptocurrency prices may impact our customers’ confidence in the market, thereby adversely affecting our operations and financial condition. We will timely adjust our strategies to expand our business and optimize our operating efficiency in the current dynamic market conditions.

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

Digital Assets

Digital assets are held mainly for the purposes of trading in the ordinary course of our digital asset business.

Digital assets are held mainly for the purposes of both trading for another token and entering a derivative contract in which such digital tokens are provided as margin in the ordinary course of our digital asset business.

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

The following table summarizes our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

(i)	Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2026
Digital assets	379,920,883	—	—	379,920,883
Digital assets receivables	—	20,973	—	20,973
Listed equity securities	81,163,900	—	—	81,163,900
Listed futures contracts	(1,679,636)	—	—	(1,679,636)
Unlisted equity securities	—	—	100,000	100,000
Digital assets payable	—	—	(135,267,935)	(135,267,935)
Digital assets payable – related party	—	—	(38,721,758)	(38,721,758)
Payable to client	(240,280,513)	—	—	(240,280,513)
Payable to client – related party	(1,411,323)	—	—	(1,411,323)
Total	217,713,311	20,973	(173,889,693)	43,844,591

As of March 31, 2025
Digital assets	221,162,809	—	—	221,162,809
Listed equity securities	13,538,564	—	—	13,538,564
Listed futures contracts	1,005	—	—	1,005
Unlisted equity securities	—	—	240,001	240,001
Investments in funds	79	—	—	79
Digital assets payable	—	—	(138,224,157)	(138,224,157)
Digital assets payable – related party	—	—	(10,702,814)	(10,702,814)
Payable to client	(53,141,585)	—	—	(53,141,585)
Payable to client – related party	(691,588)	—	—	(691,588)
Total	180,869,205	—	(148,686,891)	32,182,314

(ii)	Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements as of March 31, 2026 and 2025:

Our directors are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, we will normally engage external valuation experts with the recognized professional qualifications and recent experience to perform the valuations.

The Company’s digital assets payables are revalued as of March 31, 2026 and 2025 by independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

The digital assets are measured at level 1 fair value. The determination of fair value hierarchy level for valuation of the digital assets would depend on whether the underlying digital assets is traded in an active market.

For the year ended March 31 2026, the fair value of the digital assets payable are determined based on the Summation, Monte Carlo Simulation and Black-Scholes Pricing Model. The significant unobservable inputs under Monte Carlo Simulation mainly include risk-free rate from 3% to 4% and volatility of cryptocurrency from 45% to 80%. The significant unobservable input under Black-Scholes Pricing Model mainly included risk free rate range of 2% to 3 % and expected volatility of 25%. The fair value increase with the increase in the risk-free rate or expected volatility or the value of the underlying portfolio asset values

For the year ended March 31 2025, the fair value of the digital assets payable are determined based on the Summation, Binomial Option Pricing Model and Black-Scholes Pricing Model. The significant unobservable inputs under Binomial Option Pricing Model mainly include risk free rate of nil and expected volatility of 51.57%. The significant unobservable input under Black-Scholes Pricing Model mainly included risk free rate range of nil and expected volatility of range of 52.92% to 88.84%. The fair value increase with the increase in the risk-free rate or expected volatility or the value of the underlying portfolio asset values

There were no transfers between levels 2 and 3 for recurring fair value measurements during the fiscal years ended March 31, 2026 and 2025.

During the fiscal years ended March 31, 2026, there the valuation techniques used Summation, Monte Carlo Simulation and Black-Scholes Pricing Model (2025: Summation, Binomial Option Pricing Model and Black-Scholes Pricing Model.)

Our directors consider that the carrying amounts of our financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of our lease liabilities are determined by using the discounted cash flows method using discount rate that reflects our borrowing rate as of the end of the reporting period. The own non-performance risk as of March 31, 2026 and 2025 was assessed to be insignificant.

Income

Digital Asset Business

We participate in digital asset business and earn profits, at a point in time, when executing buy and sell orders on various exchanges.

We present trading income from digital asset business that primarily represents trading margin arising from trading various digital assets and net gain or loss from remeasurement of digital assets and digital assets payable. We are exposed to net trading gains or losses from holding digital assets for trading up to the point when a trade (to buy or sell digital assets) with a customer is concluded with fixed terms of trade with respect to the type, unit and price of digital assets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below is information concerning our directors, executive officers and other key employees.

Name	Age	Position(s)
Bingzhong Wang	43	Chief Executive Officer, Chairman of the Board of Directors, and Director
Pengyuan Fan	43	Chief Financial Officer and Director
Xiaosi Zhang	41	Chief Operation Officer
Jingxin Tian	46	Independent Director
Sen Lin	50	Independent Director
Kiyohiro Kawayanagi	57	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Bingzhong Wang has served as our CEO and Chairman of the Board of Directors since September 2024 and has served as our director since December 9, 2021. Mr. Wang has extensive experience in financial investment and corporation management. He currently serves as a director at multiple companies including LSQ Investment Management Limited, Metalpha Limited, and Natural Selection Capital Holdings Limited. From July 2017 to October 2020, Mr. Wang has served as the chief executive officer and an executive director at Loto Interactive Limited, a Hong Kong listed company mainly engaged in the provision of data analysis and storage services. From December 2021 to October 2022, Mr. Wang has served as an independent director at Peking University Resources (Holdings) Co., Ltd., a Hong Kong-based investment holding company principally engaged in sales of information products and real property-related businesses, since December 2021. Mr. Wang received his bachelor’s degree in Computer Science from Nanjing University in 2005 and his MBA degree from Hong Kong University of Science and Technology in 2013.

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

Ms. Jingxin Tian has served as our director since June 3, 2019. Ms. Tian has served as the deputy director of Beijing Qiancheng Law Firm since April 7, 2026. Prior to this, she was a partner of Jingsh Law Firm, a law firm headquartered in Beijing with more than 40 branch offices in China, and served as the director of construction biddings department of the firm. Ms. Tian has over 20 years of experience as a litigation and transaction lawyer, especially in areas including legal risk management and dispute resolution. Ms. Tian also serves as member of mergers, acquisitions, reorganizations, and financially-distressed assets committee of Beijing Lawyers Association, member of Chinese Society of International Law, and arbitrator of Hainan International Arbitration Court of China. Ms. Tian received a bachelor’s degree in law from Capital University of Economics and Business in China, and a master degree in civil and business law from University of Chinese Academy of Sciences.

Mr. Sen Lin has served as our director since December 9, 2021. Mr. Lin has over 25 years of experience in accounting and auditing. Since May 2026, Mr. Lin has served as the chief financial officer of ChainUp Pte. Ltd., a Singapore-based company focusing on blockchain technology. Since May 2025, Mr. Lin has served as a director of Shenzhen Zhaowei Machinery & Electronics Co., Ltd.. Since May 2023, Mr. Lin has served as a director of Bright Future Technology Holdings Limited. Since January 2023, Mr. Lin has served as a director of J and Friends Holdings Limited. Since December 2023, Mr. Lin has served as a financial controller of Sinohope Technology Holding Limited, a company focusing on the R&D and service of Blockchain and Asset management. From March 2021 to August 2022, Mr. Lin served as the chief financial officer at Shenzhen Thunderstone Technology Co., Ltd., a company focusing on the research and development, production, and sales of electronic cigarettes. He has been an independent non-executive director since July 2017 at Loto Interactive Limited, a Hong Kong listed company mainly engaged in the provision of data analysis and storage services. From October 2020 to February 2021, Mr. Lin served as a partner at ONEWO Space-Tech Service Co., Ltd., a real property service provider. From June 2017 to April 2019, Mr. Lin served as the chief financial officer of 7Road Holdings Limited, a China-based investment holding company focusing on the development and operation of online games. From November 2006 to January 2017, he also served as the chief financial officer of Palm Commerce Information Technology (China) Co., Ltd., a company focusing on the development and operation of lottery software. From February 2001 to November 2006, Mr. Lin served as a manager of PricewaterhouseCoopers, and he became a certified public accountant in China in 2010. Mr. Lin received his bachelor’s degree in international business administration from Central University of Finance and Economics in 1998 and an EMBA degree from China Europe International Business School in 2011.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2026, we paid an aggregate amount of approximately HKD42.9 million (approximately $5.5 million) in cash as compensation to our directors and executive officers.

We have adopted an Incentive Compensation Recoupment Policy that complies with Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, and the applicable Nasdaq Listing Rules. In the event that an accounting restatement is required due to our material noncompliance with any financial reporting requirement under the securities laws, following review and determination by the Compensation Committee (or our Board of Directors) pursuant to such policy, we will reasonably promptly seek recovery of any incentive-based compensation determined to have been erroneously awarded to our covered executive officers during the applicable lookback period, and take such other actions as may be required under the policy.

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

On September 24, 2024, our board of directors approved the 2024 Share Incentive Plan (the “2024 Plan”), which became effective on October 12, 2024. The maximum aggregate number of shares of our Company which may be issued pursuant to all awards under the 2024 Plan (the “Share Limit”) shall initially be 2,000,000 Ordinary Shares. On the first day of each of the subsequent fiscal years during the term of the 2024 Plan (each, an “Evergreen Date”), the Share Limit shall automatically increase by an amount determined by the board of directors that is equal to no more than three percent (3%) of the total number of Ordinary Shares outstanding on the last day of the immediately preceding fiscal year; provided, however, if the board of directors does not determine such amount of increase by an Evergreen Date, the Share Limit shall automatically increase by three percent (3%) of the total number of Ordinary Shares outstanding on the last day of the immediately preceding fiscal year. As of June 30, 2026, an aggregate of 3,142,000 restricted share units have been granted under the 2024 Plan, of which 360,500 have been vested, and 2,781,500 remain outstanding.

The following table summarizes the outstanding equity awards held by our directors and executive officers as of June 30, 2026.

Name	Title	Type of Awards	Number of Ordinary Shares Underlying Awards Granted	Exercise / Purchase Price (US$)	Grant Date	Expiration Date
Bingzhong Wang	Chief Executive Officer,	Restricted Share Units	375,000	Nil	April 1, 2025	December 1, 2038
	Chairman and Director	Restricted Share Units	1,039,000	Nil	June 30, 2025	July 1, 2039
Pengyuan Fan	Chief Financial Officer and	Restricted Share Units	7,500	Nil	April 1, 2025	December 1, 2038
	Director	Restricted Share Units	15,000	Nil	June 30, 2025	July 1, 2039

C.	Board Practices

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

Board of Directors

Our board of directors currently consists of five directors, including three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to any separate requirement for Audit Committee’s (as defined in our articles of association) approval under applicable law or the listing rules of Nasdaq Capital Market, a director may vote with respect to any contract, transaction or arrangement in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and as long as he has not been disqualified by the chairman of the relevant board meeting. All of the directors will serve until and will stand for re-election on the date of the next annual general meeting, unless resigned or otherwise removed prior to such date.

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

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Sen Lin, Kiyohiro Kawayanagi and Jingxin Tian satisfy the “independence” requirements of Section 5605(c)(2) of the Nasdaq Listing Rules.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2026 by:

●	each of our directors and executive officers, which excludes our former directors and officers as of the date of this annual report; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 47,113,236 ordinary shares issued and outstanding as of June 30, 2026.

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

Name of Beneficial Owners	Number of Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Aggregate Voting Power (6)
Directors and Executive Officers†:
Bingzhong Wang (1)	6,965,092	14.3%	14.3%
Pengyuan Fan(2)	6,250	*	*
Jingxin Tian	—	—	—
Xiaosi Zhang	—	—	—
Sen Lin	—	—	—
Kiyohiro Kawayanagi	—	—	—
All directors and executive officers as a group (six individuals)	6,971,342	14.3%	14.3%
5% Shareholders:
Northstar Technologies (3)	12,500,000	23.8%	23.8%
Xisha Hu (4)	6,965,092	12.9%	12.9%
Folius Digital Opportunities Master Fund Ltd. (5)	3,819,008	8.1%	8.1%

*	Less than 1% of our total outstanding ordinary shares.

(1)	Consists of (i) 2,330,430 Ordinary Shares held directly by Mr. Wang, (ii) 3,049,912 Ordinary Shares held by MetaSphere Limited, an entity wholly owned by Ms. Xisha Hu, spouse of Mr. Wang, (iii) 1,200,000 Ordinary Shares issuable upon exercise of the warrants issued to Mr. Bingzhong Wang pursuant to a securities subscription and warrant purchase agreement among Mr. Bingzhong Wang, our Company and certain other parties dated June 30, 2022, and (iv) 384,750 Ordinary Shares issuable upon the vesting of restricted share units held by Mr. Wang and his spouse within 60 days from June 30, 2026. Mr. Wang disclaims beneficial ownership of the securities held by his spouse and her wholly owned entity, except to the extent of his pecuniary interest therein.

(2)	Consists of (i) 2,500 Ordinary Shares and (ii) 3,750 Ordinary Shares issuable upon the vesting of restricted share units within 60 days from June 30, 2026.

(3)	Consists of (i) 7,000,000 Ordinary Shares held by Northstar Technologies and its affiliates and (ii) 5,500,000 Ordinary Shares issuable upon exercise of a type A warrant to purchase up to an aggregate of 4,500,000 Ordinary Shares and type B warrant to purchase up to an aggregate of 1,000,000 Ordinary Shares to Northstar Technologies’ affiliate pursuant to the Northstar Technologies Purchase Agreement, within 60 days from June 30, 2026. Information set forth above is based upon Northstar Technologies’ Schedule 13D filing with the SEC on January 10, 2023, the record on our shareholder register as of June 30, 2026 and the information provided by Northstar Technologies to the Company. The principal business office of Northstar Technologies is at 8 Kallang Avenue, Aperia Tower 1, #04-02, Singapore, 339509.

(4)	Consists of (i) 3,049,912 Ordinary Shares held of record by MetaSphere Limited, an entity wholly owned and controlled by Ms. Xisha Hu, (ii) 125,000 Ordinary Shares issuable upon the vesting of restricted share units held directly by Ms. Hu within 60 days from June 30, 2026, and (iii) 2,330,430 Ordinary Shares, 1,200,000 Ordinary Shares issuable upon exercise of warrants, and 259,750 Ordinary Shares issuable upon the vesting of restricted share units within 60 days from June 30, 2026, all held directly by Mr. Bingzhong Wang, the spouse of Ms. Hu. Ms. Hu disclaims beneficial ownership of the securities held by her spouse, except to the extent of her pecuniary interest therein. Information set forth above is based upon the Schedule 13D/A Amendment No. 3 filed with the SEC on May 14, 2026, and subsequent equity awards as provided by Ms. Hu to the Issuer.

(5)	Consists of (i) 3,819,008 Ordinary Shares held directly by Folius Digital Opportunities Master Fund Ltd. The principal business office of Folius Digital Opportunities Master Fund Ltd. is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Georgetown, Cayman Islands. Information set forth above is based upon the Schedule 13G/A filed with the SEC on December 4, 2023 by Folius Digital Opportunities Master Fund Ltd., as well as the proxy voting records submitted to the Company by this shareholder in connection with the Company’s annual general meeting held on March 31, 2026. The Company notes that these shares may no longer be held of record in the name of this shareholder on our register of members due to transfers to broker or nominee accounts, but the Company has not received or identified any subsequent Schedule 13G/A filing indicating that this shareholder’s beneficial ownership has fallen below 5%.

(6)	For each person included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person by the voting power of all of our Ordinary Shares as a single class.

†	Unless otherwise indicated, the address of our directors and executive officers is Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China.

As of the date of June 30, 2026, none of our existing shareholders have different voting rights from other shareholders. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of our Incentive Compensation Recoupment Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Northstar Technologies

Our substantial shareholder, Northstar Technologies, is one of our key customers who subscribe to our issued cryptocurrency derivative products. In addition, Northstar Technologies provides significant support to our operations through its subsidiaries within its group. These subsidiaries deliver technical management services and customer introduction services, contributing significantly to our business growth and operational efficiency.

As of March 31, 2024, 2025 and 2026, we had digital assets payables of $2.9 million, nil and $32.1 million, respectively, to Northstar Technologies. As of March 31, 2024, 2025 and 2026, we had payables to customers of $3,548, $10,483 and $8,606, respectively, to Northstar Technologies. As of March 31, 2024, 2025 and 2026, we had other payables of $1.0 million, nil and nil, respectively, to Northstar Technologies.

Other Transactions with Related Parties

In addition to Northstar Technologies, certain of our shareholder, directors and officers or their affiliates, are our customers who subscribe to our issued cryptocurrency derivative products.

For the fiscal year ended March 31, 2026, the aggregate value of derivative products entered with such related customers is around $15.7 million while the derivative products expired to such related customers is around $19.5 million. As of March 31, 2026, we had digital assets payables of $6.6 million and payables to customer of $1.4 million respectively to such related customers.

For the fiscal year ended March 31, 2025, the aggregate value of derivative products entered with such related customers is around $28.7 million while the derivative products expired to such related customers is around $25.0 million. As of March 31, 2025, we had digital assets payables of $10.7 million and payables to customer of $0.7 million, respectively, to such related customers.

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

May 2022 Consulting Agreement

On May 26, 2022, the Company entered into a consulting and warrant issuance agreement (the “May 2022 Consulting Agreement”) with Jing Hu, Sek Yee Khor, and Jiaping Sun (collectively, the “2022 Consultants”, and each, a “2022 Consultant”). Pursuant to the May 2022 Consulting Agreement, the 2022 Consultants agreed to provide certain services to the Company in connection with the business operation of a joint venture company formed by the Company and Northstar Technologies. The services to be provided by the 2022 Consultants, include, among other things, the following: (1) establishing a proprietary system for cryptocurrency derivatives trading; (2) designing different structure products for use in trading with counterparties; (3) optimizing internal pricing and dynamic hedging models; (4) ongoing monitoring and improving of the proprietary system to maximize the return of invested capital and grow the size of proprietary assets; (5) assisting in the hiring process and establishment of a team for the development of the Metalpha BVI; and (6) providing industry expertise to help shape the Metalpha BVI’s long-term strategy.

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

●	Subscription Shares. The sale and subscription of the Subscription Shares will be completed in up to four (4) tranches, on a date that is no later than 180 days, 365 days, 545 days and 730 days from the signing date of the Northstar Technologies Purchase Agreement, respectively, upon the fulfillment of the closing conditions set forth in the Northstar Technologies Purchase Agreement. As of the date of this annual report, all of the Subscription Shares, or 4,500,000 Ordinary Shares have been issued.

●	Type A Warrant. The Type A Warrant was issued by the Company on November 28, 2022. The Type A Warrant shall vest in tranches at the same rate and in the same proportion as the issuance and allotment of the Subscription Shares upon each closing thereof as set out in the Northstar Technologies Purchase Agreement. Upon vesting, the Type A Warrant is exercisable at an exercise price of US$1.00 per Ordinary Share. The Type A Warrant shall expire on the fifth (5th) anniversary of the date of issuance.

●	Type B Warrant. The Type B Warrant was issued by the Company on November 28, 2022. The Type B Warrant shall vest in tranches at the same rate and in the same proportion as the issuance and allotment of the Subscription Shares upon each closing thereof as set out in the Northstar Technologies Purchase Agreement.

●	Pre-emptive Rights. Subject to certain exceptions set forth in the Northstar Technologies Purchase Agreement, if the Company proposes to issue, grant or sell any equity securities within five years since the date of the Northstar Technologies Purchase Agreement, Northstar Technologies shall have the right to elect to purchase up to 40% of the total number of new securities to be issued by the Company. Northstar Technologies shall exercise its pre-emptive rights within 20 calendar days after receipt of a written issuance notice given by our Company, which sets forth the price, amount and other terms on which such new securities are proposed to be issued, granted or sold.

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

June 2025 Sale and Purchase Agreement

On June 11, 2025, Sweet Lollipop, a limited liability company organized under the laws of the British Virgin Islands and an indirect subsidiary of Metalpha Technology Holding Limited, entered into a sale and purchase agreement (the “SPA”) with Jason Huang and Hermitage Management Limited, pursuant to which Sweet Lollipop agreed to sell and Jason Huang agreed to purchase 4 Ordinary Shares (the “Sale Shares”), representing 40% of the issued and outstanding share capital of NextGen Digital Venture Limited, at a consideration of US$40,000, of which 50% is payable to Sweet Lollipop and 50% is payable to Hermitage Management Limited. The transaction was subject to customary conditions precedent, including the approval of the board of directors of the ultimate controlling company of Sweet Lollipop, and was required to be completed no later than one month following the date of the SPA unless otherwise extended by the Parties in writing. Upon completion of the transaction, Sweet Lollipop and its affiliates agreed not to use, reference or mention “NDV”, “NextGen Digital Venture”, or any similar trade names in any public medium without the prior consent of the Buyer, and Hermitage Management Limited irrevocably waived and agreed not to assert any claims against the Company relating to any matter occurring prior to completion. The SPA is governed by the laws of Hong Kong.

October 2025 PIPE Agreement

October 30, 2025, Metalpha Technology Holding Limited entered into (i) a Subscription Agreement with Avenir Tech Limited, pursuant to which Metalpha Technology Holding Limited issued to Avenir Tech Limited 651,400 Ordinary Shares, par value US$0.0001 per share, at a purchase price of US$3.07 per share, for aggregate consideration of approximately US$2.0 million (the “Avenir Subscription Amount”), and (ii) a Subscription Agreement with Gortune International Investment Limited Partnership, pursuant to which Metalpha Technology Holding Limited issued to Gortune International Investment Limited Partnership 3,257,300 Ordinary Shares at the same price of US$3.07 per share, for aggregate consideration of approximately US$10.0 million (the “Gortune Subscription Amount”). The transactions were effected through a private placement exempt from registration under Regulation S of the U.S. Securities Act of 1933, as amended, and were consummated on December 5, 2025. Each purchaser agreed not to resell, pledge, or transfer any of the Ordinary Shares acquired within the United States or to any U.S. person during the 40-day distribution compliance period following the closing date. The Company agreed to use commercially reasonable efforts to file a resale shelf registration statement on Form F-3 (or another appropriate form if eligible) to register the resale of the purchased shares, and to cause such registration statement to be declared effective as promptly as practicable. The Ordinary Shares issued are subject to a restrictive legend indicating that they are “restricted securities” and may not be transferred in violation of U.S. securities laws. The respective Subscription Agreements also provide for indemnification by the Company of each purchaser against losses arising from breaches of representations, warranties or covenants, and include standard confidentiality and governing law provisions (New York law).

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

Based on our analysis of our income, assets, activities and market capitalization, we believe that we were a PFIC for our taxable year ended March 31, 2026. However, the determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of Ordinary Shares from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our status as a PFIC for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from, among others, the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material non-public information under Regulation FD under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the short-swing profit and recovery provisions and our principal shareholders are exempt from the reporting requirements contained in Section 16 of the Exchange Act.

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

We currently do not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. We will monitor our foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

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

Concentration Risk

As of March 31, 2024, 2025 and 2026, we had two counterparties, two counterparties and one counterparty who accounted for more than 10% of our digital assets payable, respectively. As of March 31, 2024, 2025 and 2026, we had two counterparties, one counterparty and no counterparty who accounted for more than 10% of our payable to customers, respectively.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2026 were effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and that required disclosure is made within the time period specified in the rules and forms of the SEC.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2026 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2026.

We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on March 31, 2023. However, since our public float was not over $75 million on September 30, 2025, we are a non-accelerated filer and exempted from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 for the assessment of our internal control over financial reporting for the fiscal year ended March 31, 2026.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended March 31, 2026, we completed the implementation of measures to remediate the previously identified material weakness in our internal control over financial reporting regarding the lack of qualified internal accounting personnel with sufficient knowledge of IFRS and SEC reporting standards.

Specifically, under the direction of our Chief Financial Officer—who was appointed in a prior fiscal year and possesses the requisite knowledge and experience in IFRS and SEC reporting requirements—management has formalized and implemented our internal control framework to ensure the accuracy and quality of our financial reporting. Based on the evaluation of these implemented controls, management has concluded that the previously reported material weakness has been remediated as of March 31, 2026.

Except for the remediation measures described above, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the fiscal year ended March 31,
	2026	2025
	US$	US$
Audit fees (1)	200,000	188,000
Audit-related fees (2)	81,000	73,000
Tax fees (3)	—	—
All other fees (4)	—	—
Total	281,000	261,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accountant for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accountant other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 13, 2025, our board of directors approved a share repurchase program under which we may repurchase up to US$5,000,000 of the Ordinary Shares, effective until February 13, 2028. As of March 31, 2026, the remaining capacity available for repurchase under the program was US$4,981,996.

The following table sets forth information regarding purchases of our equity securities by us and affiliated purchasers during the year ended March 31, 2026.

Period	Total number of shares purchased	Average price paid per share (US$)	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs (US$)
March 1 - March 31, 2026	16,130	1.116	16,130	4,981,996

Note:

(1)	For a description of the share repurchase program, see discussion above in this section.

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

WWC, P.C. addressed a letter to the SEC stating that it concurs with the statements made by our Company with respect to WWC, P.C. A copy of such letter was included in our Company's report on Form 6-K furnished with the SEC on April 4, 2024, which is hereby incorporated by reference as Exhibit 16.1 to this annual report on Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Metalpha Technology Holding Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 of our current report on Form 6-K (File No. 001-38208) filed with the Securities and Exchange Commission on March 31, 2025)
2.1*	Description of Securities
4.1	Director Offer Letter between Dragon Victory International Limited and Sen Lin dated December 9, 2021 (incorporated by reference to Exhibit 10.2 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.2	Director Offer Letter between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021 (incorporated by reference to Exhibit 10.3 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.3	Employment Agreement between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021 (incorporated by reference to Exhibit 10.4 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on December 9, 2021)
4.4	Director Offer Letter between Dragon Victory International Limited and Kiyohiro Kawayanagi dated May 6, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 6, 2022)
4.5	Indemnification Agreement by and between Dragon Victory International Limited and a director and/or an officer of the Company (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1/A (file No. 333-214932) filed with the Securities and Exchange Commission on January 31, 2017)
4.6*	Form of Director Offer Letter
4.7*	Form of Employment Agreement
4.8	Product Purchase Agreement between Antalpha Technologies Limited and Metalpha Limited dated December 23, 2021 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.9	Trading Account Management Agreement between Antalpha Technologies Limited and Metalpha Limited dated December 23, 2021 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)
4.10*	Lease Agreement between Metalpha Holding (HK) Limited and the landlord of Suite 5506-07, Central Plaza dated November 25, 2025
4.11	2022 Performance Incentive Plan of the Registrant (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on August 16, 2022)

Exhibit No.	Description
4.12	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Xianqun Hu, Ying Cai, Jiarui Li, and Ailing Zhang dated October 27, 2021 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on October 28, 2021)
4.13	Employee Warrant Issuance Agreement and Employment Contract between Dragon Victory International Limited, LSQ Capital Limited, and Yingjun Zhou dated May 10, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 19, 2022)
4.14	Consulting and Warrant Issuance Agreement among Dragon Victory International Limited, Jing Hu, Sek Yee Khor, and Jiaping Sun dated May 26, 2022 (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on May 26, 2022)
4.15	Securities Subscription and Warrant Purchase Agreement between each Purchaser and Dragon Victory International Limited, as currently in effect, and a schedule of all executed Securities Subscription and Warrant Purchase Agreements adopting the same form (incorporated by reference to Exhibit 10.1 of our Form 6-K (file No. 001-38208) filed with the Securities and Exchange Commission on August 1, 2022)
4.16	Sale and Purchase Agreement by and among Antalpha Technologies Limited, Antalpha Technologies Holdings Limited and Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited) dated November 28, 2022 (incorporated by reference to Exhibit 10.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on November 29, 2022)
4.17	Securities Subscription and Warrant Purchase Agreement between Antalpha Technologies Limited and Metalpha Technology Holding Limited (formerly known as Dragon Victory International Limited) dated November 28, 2022 (incorporated by reference to Exhibit 10.2 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on November 29, 2022)
4.18	Sale and Purchase Agreement by and among Metalpha Holding (HK) Limited, Liu Limin, Wang Wei, Xu Yang and Zheng Liqing dated February 20, 2023 (incorporated by reference to Exhibit 10.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on February 23, 2023)
4.19	Supplemental Agreement to Director Offer Letter between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021, as amended, and Employment Agreement between Dragon Victory International Limited and Bingzhong Wang dated December 9, 2021, as amended, between Metalpha Technology Holding Limited and Bingzhong Wang dated September 26, 2024 (incorporated by reference to Exhibit 4.26 to the Form 20-F (file No. 001-38208) filed with the Securities and Exchange Commission on October 30, 2024)
4.20	2024 Share Incentive Plan, effective on October 12, 2024 (incorporated by reference to Exhibit 4.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on September 26, 2024)
4.21*	Sale and Purchase Agreement by and among Sweet Lollipop Co., Ltd., Hermitage Management Limited and Jason Huang dated June 11, 2025
4.22	Subscription Agreement dated October 30, 2025 between Metalpha Technology Holding Limited and Gortune International Investment Limited Partnership (incorporated by reference to Exhibit 10.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on October 30, 2025)

Exhibit No.	Description
4.23	Subscription Agreement dated October 30, 2025 between Metalpha Technology Holding Limited and Avenir Tech Limited (incorporated by reference to Exhibit 10.2 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on October 30, 2025)
4.24*	Form of Restricted Share Unit Award Agreement for Metalpha Technology Holding Limited 2024 Share Incentive Plan
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F filed on July 30, 2025).
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (file No. 333-214932), as amended, initially filed with the SEC on December 6, 2016)
11.2*	Metalpha Technology Holding Limited Insider Trading Policy
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of OneStop Assurance PAC
16.1	Letter from WWC, P.C., dated April 4, 2024 (incorporated by reference to Exhibit 16.1 to the Form 6-K (file No. 001-38208) furnished with the Securities and Exchange Commission on April 4, 2024)
97.1	Metalpha Technology Holding Limited Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-38208) filed with the Securities and Exchange Commission on February 12, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board

Date: August 6, 2026

INDEX TO FINANCIAL STATEMENTS

METALPHA TECHNOLOGY HOLDING

LIMITED (FORMERLY KNOWN AS

DRAGON VICTORY INTERNATIONAL LIMITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Onestop Assurance PAC 10 Anson Road #21-14 International Plaza Singapore 079903 Email:audit@onestop-audit.com Website: https://www.onestop-audit.com

To:	The Board of Directors and Shareholders of
Metalpha Technology Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Metalpha Technology Holding Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2026 and 2025 , the related consolidated statements of profit or loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Accounting of digital asset transactions and balances

We assessed the accounting for digital assets transactions and balances as a critical audit matter. As described in Notes 6, 7 and 11 to the financial statements, as of March 31, 2026, the Company’s digital assets transactions and balances were an amount that was quantitatively material to the financial statements as a whole, and the account are subject to estimation, judgment, and complex calculations. IFRSs do not specifically address accounting for digital assets. Accordingly, management needs to apply judgements in determining appropriate accounting policies based on the existing accounting framework and the facts and circumstances of the Company’s digital assets.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included:

●	agreed wallet balances as at year end between the operating system and accounting system;

●	understood and evaluated the accounting policies adopted by management for its digital assets based on the business arrangements with respective counterparties;

●	circularized independent audit confirmations for digital assets in platforms and digital assets payable to customers to confirm year end account balances;

●	obtained of the valuation report and independently checked the reliability of the calculation by verify the skill, knowledge and experience of the valuer and the applicable fair value methodology and key parameters applied in the valuation of the products; and

●	Evaluated the fair value of digital assets adopted by management to external data quoted in the primary exchange market.

/s/ Onestop Assurance PAC

August 6, 2026

PCAOB ID: 6732

We have served as the Company’s auditor since 2024

Metalpha Technology Holding Limited

Consolidated statements of financial position

As of March 31, 2026 and 2025

(Stated in U.S. Dollars, except for the number of shares)

	Note	2026	2025
Assets
Non-current assets
Plant and equipment, net	4	39,201	50,135
Right-of-use assets, net	5	460,815	187,969
Rental deposits		114,221	57,229
Total non-current assets		614,237	295,333

Current assets
Financial assets at fair value through profit or loss	6	81,263,900	13,779,649
Digital assets and digital assets receivables	7	379,941,856	221,162,809
Prepayments and other receivables, net	8	19,814,456	4,613,955
Cash and cash equivalents	9	3,938,121	6,919,869
Total current assets		484,958,333	246,476,282

Total assets		485,572,570	246,771,615

Equity
Share capital	10	4,711	3,950
Additional paid-in capital	10	52,904,708	40,905,569
Treasury shares	10	(454,283)	(435,943)
Other reserve	10	11,552,080	24,512,685
Accumulated deficit	10	(10,502,258)	(28,030,528)
Accumulated other comprehensive loss		(515,555)	(397,204)
Total equity		52,989,403	36,558,529

Liabilities
Non-current liabilities
Lease liabilities - non-current	5	183,342	22,868
Total non-current liabilities		183,342	22,868

Current liabilities
Financial liabilities at fair value through profit or loss	14	1,679,636	—
Digital assets payable	11	135,267,935	138,224,157
Digital assets payable – related party	11	38,721,758	10,702,814
Payable to customers	12	240,280,513	53,141,585
Payable to customers – related party	12	1,411,323	691,588
Other payables	13	14,170,250	7,014,157
Taxes payable		515,189	226,096
Lease liabilities	5	353,221	189,821
Total current liabilities		432,399,825	210,190,218

Total liabilities		432,583,167	210,213,086

Total liabilities and equity		485,572,570	246,771,615

The accompanying notes form an integral part of these consolidated financial statements.

Metalpha Technology Holding Limited

Consolidated statements of profit or loss and comprehensive loss

For the years ended March 31, 2026, 2025 and 2024

(Stated in U.S. Dollars, except for the number of shares)

	Note	2026	2025	2024

Income from principal activities
Revenue	15	37,132,963	44,567,257	16,763,545

Cost of income	16	(21,743,170)	(23,264,964)	(11,135,797)
Gross profit		15,389,793	21,302,293	5,627,748

Operating expenses:
Selling and promotion		(5,745)	(69,663)	(41,411)
General and administrative	17	(14,031,348)	(3,793,419)	(4,254,719)
Total operating expenses		(14,037,093)	(3,863,082)	(4,296,130)

Profit from operation		1,352,700	17,439,211	1,331,618

Other income and expenses
Other income	19	237,525	882,238	1,041,062
Impairment loss on financial asset at fair value through profit or loss		—	(671,403)	—
Share purchase warrants expenses	10	—	(1,680,038)	(6,047,848)
Finance costs	18	(17,777)	(75,253)	(4,241)
Total other income and expense, net		219,748	(1,544,456)	(5,011,027)
Profit (loss) before income tax expense from continuing operations		1,572,448	15,894,755	(3,679,409)
Income tax expense	20	(289,094)	—	—
Profit (loss) for the year		1,283,354	15,894,755	(3,679,409)

Other comprehensive income (loss)
Foreign operations – foreign currency translation differences		(118,351)	(117,439)	(35,052)
Total comprehensive income (loss) for the year		1,165,003	15,777,316	(3,714,461)

Income (loss) attributable to owners of the Company		1,283,354	15,894,755	(3,679,409)

Total comprehensive income (loss) for the year attributable to Owners of the Company		1,165,003	15,777,316	(3,714,461)

Income (loss) per share attributable to owners of the Company
- Basic	23	0.03	0.41	(0.11)
- Diluted	23	0.02	0.28	(0.11)

Weighted average number of shares outstanding
- Basic	23	42,900,525	38,549,056	34,706,179
- Diluted		64,620,344	57,449,056	34,706,179

The accompanying notes form an integral part of these consolidated financial statements.

Metalpha Technology Holding Limited

Consolidated statements of changes in equity

For the years ended March 31, 2026, 2025 and 2024

(Stated in U.S. Dollars, except for the number of shares)

		Available to the equity holders of the Company						Accumulated
		Ordinary shares		Additional				other
	Note	Number of shares	Amount	paid- in capital	Treasury shares	Other reserves	Accumulated deficit	comprehensive (loss) income	Total equity
Balances at March 31, 2024		37,248,371	3,725	38,655,794	(435,943)	22,832,647	(43,925,283)	(279,765)	16,851,175
Profit for the year		—	—	—	—	—	15,894,755	—	15,894,755
Issue share purchase warrants	10	—	—	—	—	1,680,038	—	—	1,680,038
Shares issued on private placement	10	2,250,000	225	2,249,775	—	—	—	—	2,250,000
Cumulative translation adjustment		—	—	—	—	—	—	(117,439)	(117,439)
Balances at March 31, 2025		39,498,371	3,950	40,905,569	(435,943)	24,512,685	(28,030,528)	(397,204)	36,558,529
Profit for the year		—	—	—	—	—	1,283,354	—	1,283,354
Share repurchase		—	—	—	(18,340)	—	—	—	(18,340)
Share based payment expense		—	—	—	—	3,284,311	—	—	3,284,311
Shares issued on private placement		7,614,865	761	11,999,139	—	—	—	—	11,999,900
Termination of share award		—	—	—	—	(16,244,916)	16,244,916	—	—
Cumulative translation adjustment		—	—	—	—	—	—	(118,351)	(118,351)
Balances at March 31, 2026		47,113,236	4,711	52,904,708	(454,283)	11,552,080	(10,502,258)	(515,555)	52,989,403

The accompanying notes form an integral part of these consolidated financial statements.

Metalpha Technology Holding Limited

Consolidated statements of cash flows

For the years ended March 31, 2026, 2025 and 2024

(Stated in U.S. Dollars)

	2026	2025	2024
Cash flows from operating activities
Profit (loss) before income tax	1,572,448	15,894,755	(3,679,409)

Adjustments for:
Interest income	(63,922)	(24,000)	(33,959)
Finance costs	17,777	7,702	4,241
Unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts	(6,634,615)	(45,354,354)	(5,865,294)
Interest income on trading of digital assets, listed securities, funds and derivative contracts	(1,844,524)	(1,516,854)	(729,407)
Cost of income	8,345,301	23,264,964	6,652,534
Impairment loss on financial assets at fair value through profit or loss	—	671,403	—
Depreciation of plant and equipment	10,922	3,094	3,833
Depreciation of right of use assets	240,643	158,800	85,631
Share-based compensation	3,284,311	—	753,685
Share purchase warrants expenses	—	1,680,038	6,047,848
Gain on early termination of leases	(15,936)	(4,579)	—
Unrealized loss (gain) on change in fair value of financial asset at fair value through profit or loss	—	1,186,929	(733,915)
Changes in working capital
(Increase) decrease in other receivables and prepayments	(15,257,493)	(4,537,461)	121,501
(Increase) decrease in financial assets at fair value through profit or loss	(90,528,627)	20,463,760	(18,550,538)
Increase in financial liabilities at fair value through profit or loss	1,679,636	—	—
Increase (decrease) in other payables	7,156,093	(4,494,832)	3,806,622
Increase (decrease) in payable to customers	77,176,052	(7,327,375)	517,479
Net cash (used in) generated from operating activities	(14,861,934)	71,990	(11,599,148)

Cash flows from investing activities
Purchase of plant and equipment	—	(47,309)	(1,281)
Proceed from disposal of investment	144,500	—	—
Interest received	63,922	24,000	33,959
Net cash generated from (used in) investing activities	208,422	(23,309)	32,678

Cash flows from financing activities
Proceeds from shares issued on private placement	11,999,900	2,250,000	4,838,696
Proceeds from issuance of notes	—	—	5,000,000
Repurchase of shares	(18,340)	—	(82,127)
Advance from related party	—	—	75,115
Payment of principal portion of lease liabilities	(189,802)	(141,821)	(97,715)
Net cash generated from financing activities	11,791,758	2,108,179	9,733,969

Net (decrease) increase of cash and cash equivalents	(2,861,754)	2,156,860	(1,832,500)
Effect of foreign currency translation on cash and cash equivalents	(119,994)	(117,404)	(35,202)
Cash and cash equivalents at beginning of year	6,919,869	4,880,413	6,748,115
Cash and cash equivalents at end of year	3,938,121	6,919,869	4,880,413

Significant non-cash transactions

Non-cash investing and financing activities

Non-cash investing and financing activities for the years ended March 31, 2026, 2025 and 2024, as disclosed in the notes, are:

(i)	Capitalization of US$345,871 in right of use assets and US$345,871 in lease liabilities in 2025 and US$616,820 right of use assets and US$616,820 in 2026.

(ii)	Issuance of ordinary share of the Company of 2,500,000 shares valued US$2,369,308 to acquire 49% non-controlling interests of a subsidiary of the Company on November 28, 2024.

(iii)	Acquisition of 40% equity interest of NextGen Digital Venture Limited at total consideration of US$711,404 settled by issuance of 300,000 share warrants at exercise price of US$1 with fair value of US$411,103 and cash of US$300,000 of which US$201,729 was yet settled as of March 31, 2024.

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

On September 21, 2022, the Company transferred 100% of the equity interest in Radiant Alpha Limited, a wholly-owned subsidiary of Metalpha, to Northstar Technologies Holdings Limited (formerly known as Antalpha Technologies Holdings Limited) (“Northstar Technologies”), the non-controlling shareholder of Metalpha for a consideration of US$1. Radiant Alpha Limited has no operations as of the date of disposal.

On November 15, 2022, the shareholders of the Company approved change of the name of the Company from “Dragon Victory International Limited” to “Metalpha Technology Holding Limited”.

On November 28, 2022, the Company entered into a sale and purchase agreement with Northstar Technologies to purchase 49% of equity interest of Metalpha from Northstar Technologies at a consideration of US$2,500,000, which was satisfied by the allotment and issuance of 2,500,000 shares with par value of US$0.0001 in the capital of the Company. Upon completion of the transaction, Metalpha became an indirectly wholly-owned subsidiary of the Company. The transaction was completed on November 28, 2022.

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

Particulars of subsidiaries of the Company as of March 31, 2026 are as below:

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

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on August 6, 2026.

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

The functional currency of the Hong Kong subsidiaries is Hong Kong Dollars (“HK$”); all entries from these entities are presented in the Company’s presentational currency of US$. Where the subsidiaries’ functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as of the statement of financial position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

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

(b)	Impairment allowances for other receivables

The loss allowances for other receivables are based on assumptions about the risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

(c)	Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the risk-free interest rate, volatility, the expected life of the warrants and weighted average fair value per warrant, as applicable. The expected volatility is based on the average volatility of share prices of the Company over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns. Refer to note 10 for more details on the valuation model and relevant significant inputs.

3. Material accounting policies

The accounting policies set out below have been applied consistently by the Company to the years presented in these financial statements.

3.1	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended March 31, 2026, 2025 and 2024. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

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

3.2	Foreign currencies

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

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

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

Measurement of ECLs

The Company decided to assess the ECL of the financial asset at amortized cost based on the discounted product of exposure at default (‘EAD’), probability of default (‘PD’) and loss given default (‘LGD’) as defined below:

●	EAD is based on the other receivable amounts that the Company expects to be owed at the time of default. This represents the carrying value of the other receivable.

●	PD represents the likelihood of a buyer defaulting on its financial obligation, either over the next 12 months or over the remaining lifetime of the obligation.

●	LGD represents the Company’s expectation of the extent of loss on a defaulted exposure. LGD is expressed as a percentage loss per unit of exposure at the time of default.

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are combined together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Impairment losses are recognized in profit or loss.

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

3.5	Plant and equipment

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

●	Computer and equipment	1-3 years

●	Motor vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

An item of plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

3.6	Leases

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

3.7	Investment in futures contract at market value

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

3.8	Digital assets

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

See note 22 for estimation of fair value in respect of the digital assets and digital assets payables.

3.9	Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value.

3.10	Share-based payments

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

The total expense is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of warrants that are expected to vest based on the non-market vesting and service conditions. The Company will recognize the impact of the revision of warrant shares to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

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

3.11	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

3.12	Repurchase of shares

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

3.13	Earnings (Loss) per share

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

3.14	Additional paid-in capital

Amount subscribed for common stock in excess of nominal value.

3.15	Digital assets payables

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

3.16	Income

Proprietary trading in digital assets and traditional financial product

The Company participated in proprietary trading in digital assets and traditional financial product and earned profits, at a point in time, when executing buy and sell orders on various exchanges.

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

3.17	Cost of income

Cost of income mainly comprise the commission expenses paid to the trader, technical support fee and transaction fee.

3.18	Selling and promotion

Selling and promotion expenses comprise of marketing and promotional expenditures.

3.19	General and administrative

General and administrative costs mainly comprise of legal fees, professional fees, consultancy fees, staff costs and depreciation.

3.20	Finance costs

Finance costs comprise amortization of debt issuance cost and interest of lease liabilities.

3.21	Interest income

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

3.22	Income tax

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

3.23	Employee benefits

(i)	Short-term employee benefits

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

3.24	Operating segment and geographic information

An operating segment is a component of an entity:

●	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

●	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

●	for which discrete financial information is available.

The Company has identified one operating segment:

●	trading of proprietary digital assets and derivative contracts.

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

3.25	Related parties

A related party is a person or entity that is related to the Company.

(A)	A person or a close member of that person’s family is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or of a parent of the Company.

(B)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company;

(vi)	The entity is controlled or jointly controlled by a person identified in (A);

(vii)	A person identified in (A)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); or

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to a parent of the Group.

3.26	Provisions

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

3.27	New standards and interpretations not adopted

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

4. Plant and equipment, net

	Computer and equipment	Motor vehicle	Total
	US$	US$	US$

Cost
As of April 1, 2024	13,620	—	13,620
Additions	—	47,309	47,309
Exchange realignment	69	—	69
As of March 31, 2025	13,689	47,309	60,998
Exchange realignment	(93)	—	(93)
As of March 31, 2026	13,596	47,309	60,905

Accumulated depreciation
As of April 1, 2024	7,723	—	7,723
Depreciation for the year	3,094	—	3,094
Exchange realignment	46	—	46
As of March 31, 2025	10,863	—	10,863
Depreciation for the year	1,460	9,462	10,922
Exchange realignment	(81)	—	(81)
As of March 31, 2026	12,242	9,462	21,704

Net carrying amount
As of March 31, 2026	1,354	37,847	39,201
As of March 31, 2025	2,826	47,309	50,135

5. Right-of-use assets and lease liabilities

(a)	Right-of-use assets

The Company has entered into leases of office premises, which are used for the Company’s operations. Leases of buildings have lease terms of three years.

	2026	2025
	US$	US$
Office premises
Cost:
At beginning of year	347,020	256,898
Addition during the year	616,820	345,871
Early termination of lease	(347,019)	(257,928)
Exchange realignment	(2,401)	2,179
At end of year	614,420	347,020

Accumulated depreciation:
At beginning of year	159,051	221,213
Early termination of lease	(244,908)	(222,100)
Depreciation for the year	240,643	158,800
Exchange realignment	(1,181)	1,138
At end of year	153,605	159,051

Net carrying amount	460,815	187,969

(b)	Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the years:

	2026	2025
	US$	US$
At beginning of year	212,689	40,245
Additions to lease liabilities	616,820	345,871
Early termination of lease	(118,047)	(40,407)
Interest charged	17,777	7,702
Payment made	(189,802)	(141,821)
Exchange realignment	(2,874)	1,099
At end of year	536,563	212,689

Represented by:

	2026	2025
	US$	US$
Current liabilities	353,221	189,821
Non-current liabilities	183,342	22,868
Total	536,563	212,689

The effective interest rate applied to the lease liabilities recognized in the statement of financial position was 5.13% per annum (2025: 3.00% per annum).

Reconciliation of liabilities arising from financing activities

Lease liabilities
US$
Balance as of April 1, 2024	40,245
Changes from financing cash flow
Lease payment	(141,821)
Interest paid	7,702
Total changes from financing cash flow	(134,119)
Other changes
Addition to lease liabilities	345,871
Early termination of a lease	(40,407)
Exchange realignments	1,099
Total other changes	306,563
Balance as of March 31, 2025	212,689
Changes from financing cash flow
Lease payment	(189,802)
Interest paid	17,777
Total changes from financing cash flow	(172,025)
Other changes
Addition to lease liabilities	616,820
Early termination of a lease	(118,047)
Exchange realignments	(2,874)
Total other changes	495,899
Balance as of March 31, 2026	536,563

The maturity analysis of the Company’s non-cancellable lease obligations as of March 31, 2026 is as follows:

Lease liabilities
USD
Year ending March 31, 2027	$372,059
Year ending March 31, 2028	186,030
Total undiscounted lease obligations	558,089
Less: imputed interest	(21,526)
Lease liabilities recognized in the consolidated statement of financial position	$536,563

 Company’s non-cancellable lease obligations as of March 31, 2025 is as follows:

Lease liabilities
USD
Year ending March 31, 2026	$193,555
Year ending March 31, 2027	22,961
Total undiscounted lease obligations	216,516
Less: imputed interest	(3,827)
Lease liabilities recognized in the consolidated statement of financial position	$212,689

6. Financial assets at fair value through profit or loss

The financial assets at fair value through profit or loss held on third party exchange institutions are measured at fair value.

	2026	2025
	US$	US$
Listed equity securities	81,163,900	13,538,564
Unlisted equity securities (Note (a))	100,000	911,404
Listed futures contracts	—	1,005
Investments in funds	—	79
	81,263,900	14,451,052
Less: impairment on unlisted equity securities	—	(671,403)
	81,263,900	13,779,649

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

On June 11, 2024, the Company entered the sales and purchase agreement to acquire 0.2% of equity interest of UXUY Limited for US$100,000.

(b)	They represented balance of financial assets at fair value through profit or loss attributable to the Company held in the investment account of which approximately $1,715,967, the Company is the beneficial owner while the account holder is the customer of the Company, HBLKF Venture Limited. Through the contractual arrangement, it provides a protective right to HBLKF Venture Limited for their derivative products entered with the Company.

The fair value of the investment in unlisted equity securities was measured by using significant unobservable input. By reference to the latest transaction of the unlisted equity securities, impairment loss of US$671,403 is recorded based on the recoverable amount of US$240,001 for the year end March 31, 2025.

On June 11, 2025, the Company entered into an agreement to dispose of its 40% interest in NextGen for a cash consideration of US$40,000.

On September 8, 2025, the Company entered into an agreement to dispose of its 0.26% interest in Gravity for a cash consideration of US$144,507.

Movement of financial assets at fair value through profit or loss were shown below:

	2026	2025
	US$	US$
At the beginning of financial years	13,779,649	43,194,607
Additions	336,596,132	71,801,820
Disposal	(262,149,298)	(92,127,812)
Impairment loss recognized in profit or loss	—	(671,403)
Fair value loss recognized in profit or loss	(6,962,583)	(8,417,563)
At the end of financial year	81,263,900	13,779,649

7. Digital assets

	2026	2025
	US$	US$
Digital assets held on exchange institutions	379,920,883	221,162,809
Digital assets receivable	20,973	—
	379,941,856	221,162,809

The digital assets held on third party exchange institutions are measured at fair value. They represented balance of digital assets attributable to the Company held in shared wallets of the third-party exchanges of which approximately $31,956,062, the Company is the beneficial owner while the account holder is the third party, Polaris Technologies Group Limited. Polaris Technologies Group Limited is the sister company of the related party, Northstar Technologies Holdings Limited. Through the contractual arrangement, it provides a protective right to Northstar Technologies Polaris for their derivative products entered with the Company.

8. Prepayments and other receivables

	2026	2025
	US$	US$
Prepaid insurance	61,571	27,438
Prepaid Nasdaq fee	—	630,000
Performance fee receivables	—	3,936,122
Receivable from broker	19,587,461	—
Management fee receivable	100,000	—
Interest receivables	5,539	—
Others	59,885	20,395
Total	19,814,456	4,613,955
Allowance for expected credit loss	—	—
Prepayments and other receivables after allowance for expected credit loss	19,814,456	4,613,955

Note:

(a)	On March 28, 2023, the Company’s subsidiary, Metalpha, entered an investment agreement with Bsset Technology Limited (“Bsset”). According to the investment agreement, Metalpha transferred approximately US$100,013 to Bsset to invest in a crypto asset portfolio managed by Bsset. As of May 17, 2023, approximately US$80,010 have been received, while remaining still outstanding. Allowance for expected credit loss of US$2,076 was recorded in the consolidated statements of profit or loss and comprehensive loss for the year ended March 31, 2024.

Movements of allowance for expected credit loss as followings:

	2026	2025
	US$	US$
At the beginning of financial year	—	2,076
Written-off	—	(2,076)
At the end of financial year	—	—

9. Cash and cash equivalents

	2026	2025
	US$	US$
Bank balances	3,938,121	6,919,869

As of March 31, 2026 and 2025, the cash and cash equivalents of US$795,318 (2025: US$661,912) are denominated in HK$, while US$3,142,803 (2025: US$6,257,957) are denominated in US$.

10. Equity

a.	Share capital and additional paid-in capital

The addition of share capital and additional paid-in capital represented:

(i)	The issuance of 1,125,000 ordinary shares in private placement on June 12, 2023;

(ii)	The issuance of 1,125,000 ordinary shares in private placement on December 1, 2023;

(iii)	The issuance of 600,000 ordinary shares in private placement on January 5, 2024;

(iv)	The issuance of 600,000 ordinary shares in private placement on January 9, 2024;

(v)	The issuance of 800,000 ordinary shares in private placement on January 11, 2024;

(vi)	The issuance of 300,000 ordinary shares in private placement on February 29, 2024;

(vii)	The issuance of 1,650,000 ordinary shares under share incentive plans; and

(viii)	The issuance of 1,125,000 ordinary shares in private placement on May 24, 2024;

(ix)	The issuance of 1,125,000 ordinary shares in private placement on December 9, 2024;

(x)	The issuance of 1,929,912 ordinary shares in private placement on June 23, 2025;

(xi)	The issuance of 1,240,734 ordinary shares in private placement on November 7, 2025;

(xii)	The issuance of 826,419 ordinary shares in private placement on November 13, 2025;

(xiii)	The issuance of 3,257,300 ordinary shares in private placement on December 2, 2025;

(xiv)	The issuance of 360,500 ordinary shares in private placement on February 27, 2026;

b.	Warrants reserves

Warrants are issued to management team and consultants on trading of digital assets as an incentive to boost overall performance of the company.

A continuity schedule of outstanding share purchase warrants and fair value charged to profit or loss are as follows:

Number of warrants outstanding

At April 1, 2024	32,900,000
Early termination	(14,000,000)
At March 31, 2025, April 1, 2025 and March 31, 2026	18,900,000

On December 23, 2023, the Company issued 300,000 share purchase warrants to Hermitage Management Limited and they are exercisable at US$1.00 per share, for a period of five years.

On September 26, 2024, the Company entered into a deed of termination with Natural Selection Capital Holding Limited which wholly owned by Mr. Bingzhong Wang, the director of the Company.

The fair value of the warrants was calculated at the respective grant date. The fair value of the warrants granted during the year ended March 31, 2024 was US$411,403.

The Company’s share purchase warrants are valued by independent professional qualified valuer by using binomial option pricing models. The inputs into the model were as follows:

	As of March 31, 2026	As of March 31, 2025

Risk-free interest rate	3.8%	3.8%
Expected life of warrants	2 years	3 years
Volatility	81.89%	81.89%
Weighted average fair value per warrant (US$)	1.37	1.37
Risk-free interest rate	3.8%	3.8

As of March 31, 2025 and 2026, the Company had share purchase warrants outstanding as follows:

	Warrants outstanding as of March 31, 2025	Termination	Warrants outstanding as of March 31, 2026	Fair value at issue date	Fair value charged for current year	Exercise price	Weighted average remaining life
Expiry Date				US$	US$	US$	(years)
October 27, 2026	1,800,000	—	1,800,000	1,353,304	—	1.5	1
October 29, 2026	2,000,000	—	2,000,000	1,417,766	—	1.5	1
May 10, 2027	200,000	—	200,000	84,000	—	1.5	2
May 26, 2027	500,000	—	500,000	238,000	—	1.5	2
July 22, 2027	440,000	—	440,000	163,000	—	1	2
July 25, 2027	3,780,000	—	3,780,000	1,405,000	—	1	2
July 26, 2027	400,000	—	400,000	146,000	—	1	2
July 27, 2027	1,000,000	—	1,000,000	379,000	—	1	2
July 28, 2027	980,000	—	980,000	376,000	—	1	2
November 28, 2027	1,125,000	—	1,125,000	264,000	—	1	2
November 28, 2027	1,125,000	—	1,125,000	274,000	—	1	2
November 28, 2027	1,125,000	—	1,125,000	289,000	—	1	2
November 28, 2027	1,125,000	—	1,125,000	303,000	—	1	2
November 28, 2032	750,000	—	750,000	263,000	—	1.5	7
November 28, 2032	250,000	—	250,000	89,000	—	1.5	6
November 28, 2032	500,000	—	500,000	165,000	—	2.5	7
November 28, 2032	500,000	—	500,000	169,000	—	2.5	7
November 28, 2032	250,000	—	250,000	87,000	—	6	7
November 28, 2032	750,000	—	750,000	258,000	—	6	7
December 23, 2028	300,000	—	300,000	411,403	—	1	2
Total	18,900,000	—	18,900,000	8,134,473	—

Movement of respective share purchase warrants was shown below:

	Share purchase warrants
	2026	2025
	US$	US$
At the beginning of financial year	24,379,389	22,699,351
Additions and recognized in profit or loss	—	1,680,038
Adjustment of warrants terminated	(16,244,916)	—
At the end of financial year	8,134,473	24,379,389

(c)	Share award reserve

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

On November 19, 2024, the Company implemented its 2024 Performance Incentive Plan (“2024 Plan”) to foster the success of the Company and to increase shareholder value by providing an additional means, through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons, and to enhance the alignment of the interests of such selected participants with the interests of the Company’s shareholders. Under the 2024 Plan, an aggregate of 2,000,000 ordinary shares of US$0.0001 par value each of the Company are reserved for issuance for purposes of the 2024 Plan, subject to adjustments as contemplated by the 2024 Plan.

	Number of share awards grant
	2026	2025

At the beginning of financial year	—	—
Grant during the year	3,141,000	—
At the end of financial year	3,141,000	—

The fair value of the share awards was calculated based on the market price of the Company’s shares at the respective grant date. The fair value of the share awards granted during the year 2026 was US$3,284,311 and the Company recognized as share-based compensation expense of US$3,284,311 during the year ended March 31,2026.

(d)	Accumulated deficit

The accumulated deficit comprises the cumulative net profit and losses for the year recognized in the consolidated statements of profit or loss.

(e)	Accumulated other comprehensive (loss) income

Accumulated other comprehensive (loss) income represents the foreign currency translation difference arising from the translation of the financial statements of companies within the Company from their functional currency to the Company’s presentation currency.

(f)	Treasury shares

On March 15, 2023, the Company repurchased 329,582 Shares of the Company by way of brokers platform at a consideration of US$353,816 (including transaction costs).

In April, 2023, the Company repurchased 79,758 Shares of the Company by way of brokers platform at a consideration of US$82,127 (including transaction costs).

In March 2026, the Company repurchased 16,130 shares of the Company by way of brokers platform at consideration of US$18,340 (including transaction costs).

11. Digital assets payable

	2026	2025
	US$	US$
Digital assets payables to:
Related parties	38,721,758	10,702,814
Third party payables	135,267,935	138,224,157
Total	173,989,693	148,926,971

Movement of digital assets payables was shown below:

	2026	2025
	US$	US$
At the beginning of financial year	148,926,971	80,364,190
Entered during the year	1,115,818,630	886,549,417
Settled during the year	(1,028,849,517)	(738,523,271)
Reclass to digital assets receivables	20,973	—
Unrealized fair value gain	(61,927,364)	(79,463,365)
At the end of financial year	173,989,693	148,926,971

12. Payable to customers

The deposits were the amount received from customers but not yet invested or entered into any contract, while, the Company has owned obligations to the customers.

	2026	2025
	US$	US$
Payables to customers:
Related parties	1,411,323	691,588
Third party payables	240,280,513	53,141,585
Total	241,691,836	53,833,173

13. Other payables

	2026	2025
	US$	US$
Commission payables (note (a))	9,910,364	3,753,957
Other payables and accrued charges	361,516	811,448
Payable to securities brokers	3,862,960	—
Amount due to related company (note (b))	—	460,115
Consideration payables	—	1,964,967
Wages payables (note (c))	35,410	23,670
Total	14,170,250	7,014,157

Note:

(a)	The commission payables were payables to the traders for offering operations and marketing service, while the technical cost was payables to the consultants for the consultant services provided, which disclosed in note 16. Other payables are non-interest-bearing and are expected to be settled within one year.

(b)	The amount due to related company is unsecured, interest-free and repayable on demand.

(c)	The wages payable were the wages payables to the director of the Company.

14. Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss held on third party exchange institutions are measured at fair value.

	2026	2025
	US$	US$
Listed futures contracts	1,679,636	—
	1,679,636	—

Movement of financial assets at fair value through profit or loss were shown below:

	2026	2025
	US$	US$
At the beginning of financial years	—	—
Fair value loss recognized in profit or loss	1,679,636	—
At the end of financial year	1,679,636	—

15. Revenue

	2026	2025	2024
	US$	US$	US$

Income from proprietary trading in digital assets and traditional financial product
Unrealized fair value change of trading of digital assets, listed securities, funds and derivative contracts (note (a))	6,634,615	45,354,354	5,865,294
Realized gain (loss) on trading of listed securities, funds and derivative contracts	27,809,199	(5,828,824)	9,745,407
Interest income on trading of digital assets and derivative contracts	2,146,423	1,859,490	916,616
Services fee income	542,726	73,209	236,228
	37,132,963	41,458,229	16,763,545
Income from securities advising and asset management services
Performance fee income	—	2,785,944	—
Gain on disposal of financial assets at FVTPL	—	323,084	—
	—	3,109,028	—
Total revenue	37,132,963	44,567,257	16,763,545

Note

(a)	The Company trades cryptocurrencies and relevant derivative contracts over-the-counter and in cryptocurrency exchange, by purchasing cryptocurrencies with a view to their resale in the near future, and generating a profit from fluctuations in the prices, the Company applies the guidance in IAS 2 for commodity broker-traders and measures the cryptocurrencies at fair value less costs to sell. The Company considers that there are no significant “costs to sell” virtual assets and hence the measurement of virtual assets is based on their fair values with changes in fair values recognized in profit or loss in the period of the changes.

16. Cost of income

	2026	2025	2024
	US$	US$	US$

Trading consulting fee (note (a))	21,397,592	21,686,727	10,718,360
Technical support fees (note (b))	—	1,164,102	382,816
Transaction fee (note (c))	345,578	414,135	34,621
Total cost of income	21,743,170	23,264,964	11,135,797

Notes:

(a)	The trading consulting fee was paid to the traders for offering operations and marketing services in generating income from trading of digital assets, listed securities and derivative.

(b)	The technical support fees were paid to the consultants for the crypto trading consultation services provided.

(c)	The transaction fee was paid to the exchange institution when performed the trading of the digital assets on the platform.

17. General and administrative

	2026	2025	2024
	US$	US$	US$

Professional fees	679,455	578,500	913,829
Wages and benefits	8,470,145	1,843,893	1,129,475
Director fees	95,409	112,167	473,600
Travelling expenses	15,265	8,734	24,829
Depreciation of plant and equipment	10,922	3,094	3,184
Depreciation of right of use assets	240,643	158,800	85,631
Management fee	—	29,993	—
Meals and entertainment	75,729	105,952	82,019
Share-based compensation (note 10(c))	3,284,311	—	753,685
Office expenses	121,442	108,762	11,550
Insurance costs	138,741	165,756	205,360
Consultancy fee	368,135	484,229	266,596
IT expenses	349,096	113,015	184,407
Other	182,055	80,524	120,554
Total	14,031,348	3,793,419	4,254,719

18. Finance costs

	2026	2025	2024
	US$	US$	US$

Interest on:
Notes payable	—	61,644	—
Overdraft	—	5,907	—
Lease liabilities	17,777	7,702	4,241
Total finance costs	17,777	75,253	4,241

19. Other income

	2026	2025	2024
	US$	US$	US$

Interest income from financial institutions	63,923	24,000	33,959
Unrealized gain on change in fair value of financial asset at FVTPL	—	—	733,915
Commission fee income	—	512,723	—
Gain on investment	44,499	286,600	188,551
Consultancy fee income	100,000	—	—
Gain on early termination of lease (note (a))	15,936	—	—
Reversal of impairment	—	—	44,908
Sundries	13,167	58,915	39,729
Total other income	237,525	882,238	1,041,062

20. Income tax expense

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

	2026	2025	2024
	US$	US$	US$

Tax recognized in profit or loss
Income tax expense
Current tax	—	—	—
Under provision of tax in prior years	289,094	—	—
	289,094	—	—

Income (loss) before income tax	1,572,448	15,894,755	(3,679,409)
Tax calculated at domestic tax rates applicable to respective profits (2026, 2025 and 2024: 16.5%)	259,454	2,622,635	(607,103)
Effect of non-taxable income	(1,127,680)	(8,324,067)	(1,222,235)
Effect of expenses not deductible for tax purposes	548,391	878,754	332,697
Utilization of tax losses previously not recognized	(726,865)	—	(1,958)
Under provision of tax in prior year	289,094	—	—
Tax effect of tax losses not recognized	1,046,700	4,822,678	1,498,599
Income tax expense	289,094	—	—

As at March 31, 2026, the Group has estimated unrecognized tax losses of approximately US$28,105,000 (2025: US$52,401,000) which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognized tax losses in their respective countries of incorporation. Deferred tax assets have not been recognized in respect of these losses as they have arisen in subsidiaries that have been loss making for some time and it is not considered probable that taxable profits will be available against which the tax losses can be utilized. The unrecognized tax losses could be carried forward indefinitely.

21. Operating segment

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

As of and for the year ended March 31, 2026, 2025 and 2024

During the year ended March 31, 2026, 2025 and 2024, the Management determined that the trading of proprietary digital assets and derivative contracts segment is the only operating segment.

The trading of proprietary digital assets and derivative contracts segment’s results is equivalent to the Company’s results from continuing operation which are disclosed in the statement of profit or loss and comprehensive loss.

Geographical information

Income

For the years ended March 31, 2026, 2025 and 2024, the income from continuing operation of the Company is mainly generated from Hong Kong.

Non-current assets

As of March 31, 2026, 2025 and 2024, all non-current assets of the Company are based in Hong Kong.

22. Financial risk management

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

(i) Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2026
Digital assets	379,920,883	—	—	379,920,883
Digital assets receivables	—	20,973	—	20,973
Listed equity securities	81,163,900	—	—	81,163,900
Listed futures contracts	(1,679,636)	—	—	(1,679,636)
Unlisted equity securities	—	—	100,000	100,000
Digital assets payable	—	—	(135,267,935)	(135,267,935)
Digital assets payable – related party	—	—	(38,721,758)	(38,721,758)
Payable to client	(240,280,513)	—	—	(240,280,513)
Payable to client – related party	(1,411,323)	—	—	(1,411,323)
Total	217,713,311	20,973	(173,889,693)	43,844,591

As of March 31, 2025
Digital assets	221,162,809	—	—	221,162,809
Listed equity securities	13,538,564	—	—	13,538,564
Listed futures contracts	1,005	—	—	1,005
Unlisted equity securities	—	—	240,001	240,001
Investments in funds	79	—	—	79
Digital assets payable	—	—	(138,224,157)	(138,224,157)
Digital assets payable – related party	—	—	(10,702,814)	(10,702,814)
Payable to client	(53,141,585)	—	—	(53,141,585)
Payable to client – related party	(691,588)	—	—	(691,588)
Total	180,869,284	—	(148,686,970)	32,182,314

(ii) Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements as of March 31, 2026 and 2025:

The directors of the Company are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, the Company will normally engage external valuation experts with the recognized professional qualifications and recent experience to perform the valuations.

The Company’s digital assets payables are revalued as of March 31, 2026 and 2025 by independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

The digital assets are measured at level 1 fair value. The determination of fair value hierarchy level for valuation of the digital assets would depend on whether the underlying digital assets is traded in an active market.

For the year ended March 31, 2026, the fair value of the digital assets payable are determined based on the Summation, Monte Carlo Simulation and Black-Scholes Pricing Model. The significant unobservable inputs under Monte Carlo Simulation mainly include risk-free rate from 3% to 4% and volatility of cryptocurrency from 45% to 80%. The significant unobservable input under Black-Scholes Pricing Model mainly included risk free rate range of 2% to 3% and expected volatility of 25%. The fair value increase with the increase the risk-free rate or expected volatility or or the value of the underlying portfolio asset values

For the year ended March 31 2025, the fair value of the digital assets payable are determined based on the Summation, Binomial Option Pricing Model and Black-Scholes Pricing Model. The significant unobservable inputs under Binomial Option Pricing Model mainly include risk free rate of nil and expected volatility of 51.57%. The significant unobservable input under Black-Scholes Pricing Model mainly included risk free rate range of nil and expected volatility of range of 52.92% to 88.84%. The fair value increase with the increase the risk-free rate or expected volatility or the value of the underlying portfolio asset values

Please refer to note 10 for the key unobservable inputs used in valuation of share purchase warrants.

There were no transfers between levels 2 and 3 for recurring fair value measurements during the year ended March 31, 2026 (2025: Nil).

During the year ended March 31, 2026, the valuation techniques change to Summation, Monte Carlo Simulation and Black-Scholes Pricing Model (2025: Summation Binomial Option Pricing Model and Black-Scholes Pricing Model).

The directors of the Company consider that the carrying amounts of Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Company’s lease liabilities are determined by using the discounted cash flows method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk as of March 31, 2026 and 2025 as assessed to be insignificant.

(g)	Concentration risk

As of March 31, 2026 and 2025, the Company had two counterparties and one counterparty who accounted for more than 10% of the Company’s digital assets payable, respectively.   As of March 31, 2026 and 2025, the Company had two counterparties who accounted for more than 10% of the Company’s payable to customers.

(h)	Anti-money laundering risk

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

(i)	Liquidity risk

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

The following are the contractual undiscounted cash outflows of non-derivative financial liabilities:

	Within 1 year	Over 1 year	Total
	US$	US$	US$
As of March 31, 2026
Non-derivative financial liabilities
Other payables	14,170,250	—	14,170,250
Lease liabilities	353,221	183,342	536,563
	14,523,471	183,342	14,706,813
As of March 31, 2025
Non-derivative financial liabilities
Other payables	7,014,157	—	7,014,157
Lease liabilities	189,821	22,868	212,689
	7,203,978	22,868	7,226,846

(h)	Capital management

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

Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total assets. The gearing ratio as of March 31, 2026 was 89% (2025: 85%).

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

23. Income (loss) per share attributable to equity holders of the Company

The basic income (loss) per share is calculated as the loss for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares of the Company in issue during the period.

The diluted income (loss) per share is calculated as the income(loss) for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares used in the calculation which is the weighted average number of ordinary shares in issue plus the number of shares held under the share purchase warrants and share optionsFor the year ended March 31, 2026, the Company had 18,900,000 (2025: 18,900,000) share purchase warrants outstanding and 3,141,000 (2025: Nil) share award outstanding , which could potentially dilute basic loss per share in the future. For the year ended March 31, 2024 we excluded them from the computation of diluted income (loss) per share in the year presented, as their effects would have been anti-dilutive.

	For the year ended March 31,
	2026	2025	2024

Basic Income (Loss) Per Share Numerator
Income (loss) for the period attributable to owners of the Company	$1,283,354	$15,894,755	$(3,679,409)

Diluted Income (Loss) Per Share Numerator
Income (loss) for the period attributable to owners of the Company	$1,283,354	$15,894,755	$(3,679,409)

Basic Income (Loss) Per Share Denominator
Original shares:	39,498,371	37,248,371	31,048,371
Additions from actual events:
- Issuance of common stock, weighted	3,402,154	1,300,685	3,657,808
Basic weighted average shares outstanding	42,900,525	38,549,056	34,706,179

Diluted Income (Loss) Per Share Denominator
Basic weighted average shares outstanding	42,900,525	38,549,056	34,706,179
- Share purchases warrant	18,900,000	18,900,000	- *
- Issuance of share award, weighted	2,819,819	-	- *
Diluted Weighted Average Shares Outstanding:	64,620,344	57,449,056	34,706,179

Income (Loss) Per Share
- Basic	$0.03	$0.41	$(0.11)
- Diluted	$0.02	$0.28	$(0.11)
Weighted Average Shares Outstanding
- Basic	42,900,525	38,549,056	34,706,179
- Diluted	64,620,344	57,449,056	34,706,179

*	For the year ended March 31, 2024, their effects would have been anti-dilutive.

24. Related party balances and transactions

Related parties’ relationships are as follows:

Name	Relationship
Bingzhong Wang	Director and Chief Executive Officer of the Company
Ming Ni	Former Chief Operating Officer and shareholder
Pengyuan Fan	Director and Chief Financial Officer of the Company

MetaSphere Limited (formerly known as Xisha Hu)	Entity wholly owned by Xisha Hu, who is the spouse of, Mr. Bingzhong Wang
Xiaosi Zhang	Chief Operating Officer
Northstar Technologies	Non-controlling interest of Metalpha before November 30, 2023, and minority shareholder of the Company after October 1, 2023
Polaris Investment Management PTE Limited	Related company of Northstar Technologies
Antpool Technologies Limited	Shareholder of Northstar Technologies
LSQ Investment Fund SPC – Next Generation Fund I SP	Bingzhong Wang act as director of the Company while LSQ Capital Limited as Sub-Investment Manager

Related parties’ balance are consisted of the following:

	For the years ended March 31,
	2026	2025
	US$	US$
a. Digital assets payables
Northstar Technologies	32,073,388	—
MetaSphere Limited	6,582,276	10,602,787
Ming Ni	—	87,270
Pengyuan Fan	21,224	12,757
Xiaosi Zhang	44,870	—
Total	38,721,758	10,702,814

b. Payable to customer
Northstar Technologies	8,606	10,483
Folius Venture LLC	—	76
MetaSphere Limited	1,266,109	671,405
Pengyuan Fan	39,607	787
LSQ Investment Fund SPC – Next Generation Fund I SP	—	30
Ming Ni	36	8,807
Xiaosi Zhang	96,965	—
Total	1,411,323	691,588

c. Other payables
Polaris Investment Management PTE Limited	—	460,075
Northstar Technologies	—	40
Xiaosi Zhang	17,156	—
Total	17,156	460,115

Related parties’ transactions are consisted of the following:

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Derivative products entered with Northstar Technologies	223,088,722	88,965,528	139,393,093
Derivative products expired to Northstar Technologies	(182,147,262)	(88,965,528)	(154,095,287)
Derivative products entered with MetaSphere Limited	15,241,192	31,714,755	20,234,318
Derivative products expired to MetaSphere Limited	(19,092,880)	(22,167,525)	(19,313,245)
Derivative products entered with Ming Ni	98,819	2,631,497	1,381,552
Derivative products expired to Ming Ni	(204,512)	(2,541,024)	(119,535)
Derivative products entered with Pengyuan Fan	56,532	13,000	—
Derivative products expired to Pengyuan Fan	(37,098)	(288)	—
Derivative products entered with Xiaosi Zhang	296,558	—	—
Derivative products expired to Xiaosi Zhang	(194,337)	—	—
Derivative products entered with Folius Venture LLC	—	1,029,928	29,811,264
Derivative products expired to Folius Venture LLC	—	(1,029,928)	(24,565,494)

Note:

(a)	All amounts are due on demand, non-interest bearing and unsecured.

Remuneration to senior management for the years ended March 31, 2026, 2025 and 2024 were:

	For the years ended March 31,
	2026	2025	2024
	US$	US$	US$
Salaries and other short term employee benefits	5,495,847	952,874	552,113
Payments to defined contribution pension schemes	6,523	4,626	4,600
Total	5,502,370	957,500	556,713

25. Commitments and contingencies

Lease Commitments

We entered into operating leases for a corporate office in Hong Kong for a term of three years. Our commitments for minimum lease payment under these operating lease obligations as of March 31, 2026 are listed in section “Note 5 — Right-of-use assets and lease liabilities”

Litigation

In the opinion of management of the Company, there were no pending or threatened claims and litigation as of March 31, 2026 and through the issuance date of these consolidated financial statements. We review the need for any such liabilities on a regular basis.

26. Subsequent events

The Company evaluated all events and transactions that occurred after March 31, 2026 up through August 6, 2026, which is the date that these consolidated financial statements are available to be issued, and there were no other material subsequent events that require disclosure in these consolidated financial statements.